Form 20-F
period 1997-01-31
MICRO FOCUS GROUP PUBLIC LIMITED COMPANY
filed 1997-05-02
CIK 881581

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended January 31, 1997

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from .......... to ...........

                         Commission file number: 0-19696

                    MICRO FOCUS GROUP PUBLIC LIMITED COMPANY
             (Exact name of Registrant as specified in its charter)

                                ENGLAND AND WALES
                 (Jurisdiction of incorporation or organization)

       The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG141QN, England
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares of 10p each.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report: 15,168,375 Ordinary Shares of 10p each.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

        Yes  X     No
           ----      ----

Indicate by check mark which financial statement item the Registrant has elected to follow.

        Item 17        Item 18  X
                ----          ----

                                TABLE OF CONTENTS


                                                                                          Page
                                                                                          ----

General Introduction.........................................................................1

PART I

Item 1.   Description of Business............................................................2
Item 2.   Description of Property...........................................................14
Item 3.   Legal Proceedings.................................................................14
Item 4.   Control of Registrant.............................................................14
Item 5.   Nature of Trading Market..........................................................15
Item 6.   Exchange Controls and Other Limitations Affecting Security-Holders................16
Item 7.   Taxation..........................................................................16
Item 8.   Selected Financial Data...........................................................20
Item 9.   Management's Discussion and Analysis of Financial Condition and Results of
          Operations........................................................................21
Item 10.  Directors and Officers of Registrant..............................................21
Item 11.  Compensation of Directors and Officers............................................23
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries....................24
Item 13.  Interest of Management in Certain Transactions....................................25

PART II

Item 14.  Description of Securities to be Registered........................................25

PART III

Item 15.  Defaults Upon Senior Securities...................................................29
Item 16.  Changes in Securities and Changes in Security for Registered Securities...........29

PART IV

Item 18.  Financial Statements..............................................................29
Item 19.  Financial Statements and Exhibits.................................................29

Signatures..................................................................................32




Omitted Items are inapplicable.

                              GENERAL INTRODUCTION

        As used herein, the terms "Micro Focus" and the "Group" refer to Micro Focus Group Public Limited Company and its subsidiaries, and the term "Company" refers to Micro Focus Group Public Limited Company.

        Micro Focus(R), COBOL Workbench(R), Animator(R), Revolve(R) and Visual(R) are registered trademarks of the Group, and Micro Focus COBOL, CCI, Fileshare, Dialog System, Fileshare NLM, 370 Assembler with Animator, Object COBOL, Remote IMS, IMS Option, IMS Production Option and NetExpress are trademarks of the Group. Certain other trademarks belonging to other companies appear in this Annual Report.

        In this Annual Report, references to "US dollars" or "$" are to US currency and references to "GB pounds," "GBP" or "p" are to UK currency.

        This Annual Report contains translations of certain amounts in GB pounds to US dollars. Such translations have been made at the noon buying rates in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on the relevant dates. These translations should not be construed as representations that the GB pound amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at any other rate. The exchange rates used by Micro Focus in the preparation of its consolidated financial statements are based on month end rates published at the close of business in London. Such rates may differ from the Noon Buying Rates. For additional information on exchange rates between GB pounds and US dollars, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Exchange Rate Fluctuations" on pages 14 and 39 in the Company's Annual Report to Shareholders for the year ended January 31, 1997 contained in the Report of Foreign Issuer on Form 6-K furnished to the Commission on March 28, 1997 (the "Micro Focus 1996 Annual Report to Shareholders"), which sections of the Micro Focus 1996 Annual Report to Shareholders are incorporated herein by reference. On April 8, 1997, the Noon Buying Rate was $1.62 = GBP 1.

        The Company publishes annual reports containing annual audited consolidated financial statements and opinions thereon by independent public accountants. Such financial statements are prepared on the basis of accounting principles generally accepted in the United Kingdom ("UK GAAP") expressed in GB pounds and on the basis of generally accepted accounting principles in the United States ("US GAAP") expressed in US dollars. There are differences between UK GAAP and US GAAP in the treatment of goodwill and other intangibles acquired in connection with the purchase of subsidiaries, with respect to the methods of computing earnings per share, which is calculated using different formulae under UK GAAP and US GAAP, and with respect to certain disclosures and presentation. The Company has published quarterly updates and semi-annual reports containing unaudited financial information prepared on the same basis as its audited consolidated financial statements. The Company is not required to report quarterly financial information. Such annual reports, quarterly updates and semi-annual reports are furnished to The Bank of New York as "Depositary" under a Deposit Agreement dated as of March 1, 1990 by and among the Company, The Bank of New York and all owners and holders from time to time of American Depositary Receipts ("ADRs") issued by the Bank of New York (the "Deposit Agreement"). Upon receipt thereof, the Depositary generally will mail all such reports to record holders of ADRs evidencing American Depositary Shares ("ADSs"). The Company also furnishes to the Depositary all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by record holders of ADRs and mails to all record holders of ADRs notices of shareholders' meetings received by the Depositary.

        The Financial Statements and other financial information in this Annual Report do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended January 31, 1997, 1996 and 1995 have been delivered to the Registrar of Companies for England and Wales. The auditor's reports on such accounts for fiscal years 1996, 1995 and 1994 were unqualified.

        The Company's fiscal year ends on January 31 of each year. The references in this Annual Report and the financial statements incorporated herein by reference for fiscal years 1996, 1995 and 1994 are for the years ended January 31, 1997, 1996 and 1995, respectively.

        The discussion below contains certain "forward-looking statements" (as such term is defined in the rules promulgated pursuant to the Securities Act) that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company's actual results, performance or achievements in fiscal 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in the section entitled "Risk Factors" set forth below in Item 1 of this Form 20-F, as well as those discussed elsewhere in this Form 20-F and in the documents incorporated herein by reference. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 20-F. See "Part I, Item 1 - Description of Business, Forward-Looking Statements."

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

        Micro Focus designs, develops, markets and supports application development tools and services for business application development. The Group's products focus primarily on markets using the Common Business Oriented Language ("COBOL"). The Group's products permit users to analyze, create, re-engineer and deploy software applications for a complete range of computer equipment, from personal computer workstations to mainframe computers. In addition, the Group's products and services enable enterprise application development and reengineering of applications, including the analysis and repair of programs to meet the requirements of the Year 2000.

        Micro Focus Limited was established in England in August 1976 and became a wholly-owned subsidiary of the Company in May 1983. The Company was incorporated in England in March 1983 as a public limited company under the Companies Acts 1948 to 1981 of Great Britain and is the holding company for a number of subsidiary companies. In May 1983, the Company obtained a quotation on the Unlisted Securities Market of The International Stock Exchange of the United Kingdom and Republic of Ireland Limited, which is now the London Stock Exchange Limited (the "London Stock Exchange"), and in June 1984, the Company became a fully listed company on the London Stock Exchange. In May 1992, the Company became listed on The NASDAQ Stock Market.

Industry Background

        The software industry is divided into many subcategories: operating systems such as UNIX and Windows, end-user software applications for the average desktop user such as word processing and spreadsheet programs, application development tools such as compilers and rapid application development tools, enterprise-wide packaged software applications which are sold as packages and then customized for each enterprise based upon the needs of the individual user, such as accounting software, and custom applications which may address a wide variety of needs but are typically created for a single enterprise to meet unique corporate objectives.

        Micro Focus provides application development tools and related services. Application development tools are used for the creation and incremental improvement of enterprise computing applications.

        Micro Focus has focused from the beginning on delivering application programming tools and services to meet the needs of enterprise application programmers. Customers for such tools and services are providers of enterprise and custom business applications. In many cases, these providers are departments within companies which develop, maintain and deploy enterprise applications. In some cases, the customers are outside providers of these services, or sellers of prepackaged applications.

Products

        COBOL is the industry standard computer language for writing business applications running on mainframe computers ("mainframes") and minicomputers. Many enterprises have massive investments in trained programmers and working applications often consisting of many hundreds of thousands of lines of COBOL code. The Group's product and service offerings are concentrated primarily on the COBOL language and the delivery of application development tools that meet the needs of these programmers. COBOL was developed in the late 1950s and, since the early 1960s, has been the subject of national standards committees that have continually modified and modernized the language to meet changing technologies and programmer needs.

        Micro Focus has built a full range of programming tools and provides services and training to COBOL programmers. These tools primarily operate in the highly interactive environments of personal computer ("PC") and UNIX workstations. These tools include a COBOL compiler, integrated debugging and editing tools, program understanding tools, tools which emulate various mainframe programming and operating environments, and connectivity software. Some of these tools have been extended to include other programming languages, such as PL/I and Assembler.

Market

        Micro Focus has targeted three enterprise computing market segments in which it believes its tools and services offer significant value to customers. Such market segments are Year 2000 Solutions, Distributed Computing Solutions and Legacy Systems Solutions.

        Year 2000 Solutions

        In the early years of mainframe computing, in order to save on memory disk storage costs and processing time, years were typically represented by two digits, such as 1997 being denoted by "97." This identification was not considered a problem until recently when it became apparent that applications which use this two-digit year date convention will fail to function properly when referring to years after 1999. After that date, applications using two-digit dates will in many cases believe the year to be 1900 or some other year prior to 2000. As a result, this two-digit date convention will lead to malfunctions in a large number of mission-critical business applications. For example, banking applications may fail to compute principal and interest payments properly, inventory programs may conclude that all inventory is too old (having apparently been acquired in the year 1900), air traffic and other traffic control systems may malfunction forcing airplanes, trains and other vehicles to stop running and paralyzing mass transit, telephone and other telecommunication systems may stop working or inaccurately record user access and billing information, vital military and defense systems may fail, government tax systems may generate inaccurate taxpayer and tax liability information, and government benefit programs may not be able to generate accurate payment information for welfare, social security and other benefit recipients.

        A large number of the programs affected by the Year 2000 problem are mainframe programs written in COBOL and other popular mainframe languages such as PL/1 and Assembler. Micro Focus' market position as a provider of productivity tools for this environment and its current set of available tools has resulted in a leadership position for offering customers Year 2000 solutions.

        Micro Focus currently offers Revolve/2000, its program understanding and analysis tool with specialized scripting features and services, as an effective means for customers to assess the potential for Year 2000 problems in applications, and as an effective toolset in combination with other Micro Focus tools for finding and replacing date deficient code. Micro Focus' COBOL Workbench is also in use by some customers as a means of correcting date deficient code.

        Industry estimates are that the expenditure worldwide to correct and test the Year 2000 problem could exceed $300 billion. During 1997, Micro Focus intends to enhance its product offerings for the Year 2000 problem and to offer a greater level of services to support customers facing Year 2000 problems. Micro Focus believes that many companies are only now beginning to invest significant resources in correcting the Year 2000 problem and that its highly interactive Revolve tool will continue to be well received in meeting the needs of customers as they attempt to assess and correct their Year 2000 problem.

        Distributed Computing Solutions

        Originally, computers were standalone machines. Each computer had a single input and output mechanism. Over time as computers became capable of processing significant amounts of data, the need for multiple input and output capabilities resulted in the creation of terminals which permitted more than one person to work with the computer at a time. The invention of the PC created an environment in which each user had powerful computing capabilities at the desktop, yet it was still a single machine. The creation of networks of PC's and the explosive growth of those networks over the past ten years has created a need for application development tools and services that allow for the creation of applications that take advantage of the distributed nature of today's computing power. More recently, the Internet and intranets have added to the need for powerful tools to deliver enterprise applications to these new computing platforms.

        Micro Focus offers a full range of programming tools and technologies to deliver distributed computing solutions. These tools include the Micro Focus Developer Suite, which is an integrated COBOL development environment for all major UNIX platforms. Micro Focus also offers tools that permit the creation of applications for the popular Windows 95 and NT platforms. Recently, Micro Focus announced its plans to offer NetExpress, a new set of COBOL development tools designed to simplify the creation of enterprise quality programming for the Internet and intranets. Micro Focus believes that it is well-positioned to capitalize on the need for enterprise application development tools for distributed computing based upon its ability to deliver tools and services for enterprise applications.

        Legacy Systems Solutions

        "Legacy Systems" is a term that is used to describe primary mainframe-based business software applications that have been in place meeting customer needs for many years. The most obvious examples of these systems are the many business applications that have been created to meet individual information processing needs of a business and which by their nature are believed to provide an enterprise with competitive advantage in its market. Examples include specialized insurance rate quote software, and statistical applications that assist in key business decisions. These applications were often among the first that were computerized in an enterprise, and in many cases, the original applications have never been abandoned but instead continuously upgraded and improved. These Legacy Systems can be among the most valuable intangible assets that an enterprise may own.

        Micro Focus offers its tools and services to meet the needs of application developers who create, maintain and extend legacy applications. Since most of these applications are written in COBOL, Micro Focus believes that its core competency with the COBOL language and its continuing efforts to develop more efficient and productive development environments offers these customers a highly valued solution to maintain and extend Legacy Systems.

        Micro Focus tools operate in the highly interactive PC environment, but emulate key aspects of the mainframe environment, which permits programmers to develop, maintain and extend these key legacy assets. In addition, Micro Focus tools provide the ability to move these program assets to platforms other than the mainframe by offering compatible COBOL compilers across the range of UNIX and PC computing platforms.

Direct Sales, Support, Maintenance and Training Services

        Micro Focus licenses its products directly to end users through a direct sales force. In addition, this direct channel offers maintenance and support programs for the full range of Micro Focus' products. Micro Focus' standard maintenance and support program includes call-in technical support, receipt of interim product updates and, in the United States for most products, the right to receive any major product upgrade during the annual maintenance term. In Europe, maintenance entitles customers to a lower price upgrade in addition to receiving the services described above.

        Product support and maintenance are important components of Micro Focus' business as customers are increasingly dependent upon the ability to receive technical assistance regarding the use and operation of products in order to deploy them effectively. Micro Focus' policy of providing a continuously improving product set strengthens its support and maintenance offering.

        In addition to support services, the direct business provides customer training in both on-site and public classes. Such classes are designed to train customers in the use of Micro Focus' products.

OEM Business Products, Support and Maintenance

        Micro Focus also licenses its products through an OEM sales channel. The OEM sales channel provides Micro Focus technologies and products to computer manufacturers worldwide for distribution with their computer equipment. OEM's distribute Micro Focus development tools in order to attract customers to their hardware and operating system offering as the availability of good development tools is a key OEM selling strength.

        OEM products that are licensed to US and European OEMs are targeted primarily at the UNIX environment. Products that are licensed to OEM's in Japan are predominantly intended for Windows operating systems.

        In a typical arrangement, Micro Focus licenses its products to equipment manufacturers and agrees to enable the products to run on the agreed platform in exchange for certain engineering and porting fees in addition to distribution license fees. Micro Focus uses a proprietary Template Native Code Generator ("TNCG") technology to create and implement a native code COBOL compiler for each computer system to provide high performance products to its OEM customers for use by their end user customers.

        For the Japanese market, Micro Focus localizes its products by enhancement to include double byte character support for Japanese character processing and translations of documentation and text into the Japanese language. Such products are based upon those products made available for the English language market and therefore typically exhibit similar if not identical functions.

        Micro Focus offers its OEM customers maintenance and support services for the full range of technologies and products licensed. Such services include product engineering to permit operation on the OEMs' computer systems, the provision of annual maintenance and support services, and technical consultation services.

Research and Development

        Micro Focus has a policy of consistently updating its software products for the various operating systems consistent with customer demand. Each new release adds greater functionality and more features to the products. Research and development expenditures in the years ended January 31, 1997, 1996 and 1995, respectively, were GBP 19.2m/$30.1m, GBP 24.1m/$38.2m, and GBP 23.5m/$36.3m which represented approximately 26%, 31% and 26%, respectively, of the Group's revenue. Of these expenditures, GBP 5.3m/$8.3m, GBP 9.9m/$15.6m and GBP 9.7/$15.0m, respectively, were capitalized as software product assets. For the same years, GBP 8.1m/$12.7m, GBP 12.6m/$19.9m and GBP 7.1m/$10.9m, respectively, were amortized and included in research and development costs resulting in total development charges of GBP 24.3m/$34.5m, GBP 26.8m/$42.4m and GBP 20.9m/$32.3m, respectively. The amortization charge for 1995 included GBP 3.8m/$5.9m which represented additional write-downs of software product assets following a review of their carrying value.

        Certain Micro Focus products are developed by third parties and are provided to Micro Focus under license and distribution arrangements that require Micro Focus to pay license fees. These third parties have a continuing obligation to improve and maintain the products supplied to Micro Focus. For the year ended January 31, 1997, revenue from such products accounted for approximately 3% of Micro Focus' total revenue.

        Products shipped by Micro Focus are comprised primarily of printed material on paper and software programs copied onto diskettes, tape media or CD-ROM. These raw materials are widely available.

Sales and Marketing

        Micro Focus has local sales and marketing operations in the United Kingdom, the United States, Canada, Japan, Germany, France, Spain and India. Over the past three years, sales by geographic region have been distributed as follows: 9% in the United Kingdom, 56% in the United States, 5% in Japan, 24% in Continental Europe and 6% in the rest of the world.

        Micro Focus end-user customers consist of corporate data processing centers, independent software vendors, individual software developers, value-added resellers and computer equipment manufacturers. The customer base is very broad, with no individual customer accounting for more than 3% of total revenue in the year ended January 31, 1997.

        As of January 31, 1997, the Group's sales and sales support organization consisted of 45 people in the United Kingdom, 173 people in the United States and 58 people located in other countries, and Micro Focus had distributors representing its products throughout the world.

        Micro Focus sponsors an Academic Grant Program which allows Micro Focus COBOL Workbench and related products to be used in accredited curriculum studies and for research. As of April 8, 1997, over 350 universities, colleges and other educational institutions had become participants in the Program.

Employees

        As of January 31, 1997, Micro Focus had 626 employees, of whom 236 were located in the United Kingdom, 304 were located in the United States and 86 were located in other countries. None of the Group's employees is represented by a labor union. Micro Focus has experienced no work stoppages and believes its relations with its employees are good.

        Micro Focus has adopted policies with regard to issuance of share options to its employees. Micro Focus has an ongoing policy of paying cash bonuses based upon the Group's performance relative to its financial plan. These policies, together with certain of its sales, marketing and financial practices, are designed to encourage employee performance and minimize employee turnover, although there can be no assurance that such policies and practices will be successful.

Recent Acquisitions or Dispositions

        On April 30, 1997, the Company acquired all the share capital of Millennium (UK) Limited ("Millennium") for total consideration of approximately GBP 4m/$6.5m, which consisted of a payment of GBP 2m/$3.25m in cash and the issuance of 149,142 Ordinary Shares of the Company with a value of approximately GBP 2m/$3.25 on the date the acquisition was completed. Based in Bournemouth, England, Millennium provides specialized Year 2000 consulting services. Millennium has performed work for many blue chip UK companies on Year 2000 projects and has expertise in the estimating, planning and management of Year 2000 compliance projects for large scale systems. In addition, Millennium provides services in the areas of project management and planning, business process prioritization, resources strategies, risk assessment, impact analysis, forward failure analysis, vendor management, automation strategies, training, implementation support and management, and testing procedures and standards.

Risk Factors

        Potential Fluctuations in Operating Results

        The Group's revenue, margins and operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Group's products, the size and timing of customer orders, product life cycles, the ability of the Group to develop, introduce and market new and enhanced versions of the Group's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Group or its competitors, customer order deferrals in anticipation of enhancements or new products, changes in the mix of distribution channels through which the Group's products are offered, purchasing patterns of distributors and retailers, the quality of products sold, price and other competitive conditions in the industry, changes in the Group's level of operating expenses, changes in the Group's sales incentive plans, budgeting cycles of its customers, the cancellation of licenses during the warranty period, nonrenewal of maintenance agreements, economic conditions generally or in various geographic areas, and other factors discussed elsewhere in these "Risk Factors." A relatively high percentage of the Group's expenses is fixed over the short term and, as a result, if anticipated revenue in any quarter does not occur or is delayed, expenditure levels could be disproportionately high as a percentage of total revenue and the Group's operating results for that quarter would be immediately and adversely affected. The Group historically has operated with little backlog because its products are generally shipped as orders are received. As a result, revenue in any quarter depends on the volume and timing of, and the ability to fill, orders received in that quarter. In addition, the Group has at times recognized a substantial portion of its total revenue from sales booked and shipped in the last month of the quarter such that the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a particular quarter. Furthermore, the Group expects that sales derived through indirect channels, which are harder to predict and may have lower margins than direct sales, will increase as a percentage of total revenue.

        Seasonality of Operating Results

        Although historically the Group's business has not been subject to seasonal variations, the Group's customers tend to make product purchase decisions in the fourth quarter of the Company's fiscal year as a result of purchase cycles related to expiration or renewal of budgetary authorizations. As a result, the Group typically experiences lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. The
Group has typically recognized a high proportion of its quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customers orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a large portion of the Company's expenses do not vary with revenue. In addition, the Group's revenue is also affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. Due to all of the foregoing factors, it is possible that in some future quarters the Group's operating results will be below the expectations of stock market analysts and investors. In such event, the price of the Company's securities would likely be materially adversely affected.

        Product Concentration

        Substantially all of the Group's revenue is currently, and is expected to continue in the future to be, derived from products and related services for mainframe applications development in the COBOL language and COBOL compilers running on workstations and PC's. As a result, the

Company's future operating results depend upon continued market acceptance and use of the COBOL language. The COBOL language was developed in the late 1950's and there can be no assurance as to how long it will continue to be a viable computer language, especially in view of the trends toward Windows-based distributed network computing. Similarly, there can be no assurance as to how long existing mainframe users will continue to use their systems in ways that benefit from use of the Group's application development tools. Any decline in demand for, or market acceptance or use of, the COBOL language or mainframes as a result of competition, technological change or other factors would have a material adverse effect on the Group's business, financial condition and results of operations.

        Lengthy Sales Cycle

        The purchase of the Group's application development tools involves a significant commitment of capital, with the attendant delays frequently associated with customers' internal procedures to approve such expenditures. In addition, customers tend to be cautious in making decisions regarding acquisition of products that affect mission-critical operations. For these and other reasons, the sales cycle associated with the purchase of the Group's products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which the Group has little or no control. Because of the lengthy sales cycle, if revenue forecasted from a specific customer for a particular quarter were not realized in that quarter, the Company likely would not be able to generate revenue from alternate sources in time to compensate for the shortfall. As a result, and due to the typical size of customers' orders, a lost or delayed sale would have a material adverse effect on the Group's quarterly operating results and cash flow. Moreover, to the extent that significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected.

        Dependence on New Products and Technological Change

        The Group must continually change and improve its products in response to changes in operating systems, application software, computer hardware and software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Group's growth and future financial performance will depend upon its ability on a timely and cost-effective basis to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions.

        There can be no assurance that the Group will be successful in developing and marketing, on a timely basis or at all, fully functional and integrated product enhancements or new products which respond to changing market conditions, that its enhanced or new products will achieve market acceptance, or that other software vendors will not develop and market products which are superior to the Group's products. Furthermore, customers may delay purchases in anticipation of technological changes. In the past, the Group has experienced delays and increased expenses in developing its new products. The Group's ability to develop and market new products depends upon its ability to attract and retain qualified employees. Any failure by the Group to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees, could materially adversely affect the Group's business, results of operations and financial condition.

        Risk of Product Defects

        Software products as complex as those offered by the Group may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Group and testing and use by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in loss of or delay in market acceptance of the Group's products, which could have a material adverse effect on the Group's business, financial condition and results of operations. See "Business -- Product Development."

        Dependence on Proprietary Technology

        The Group's success is heavily dependent upon its proprietary software technology. The Group relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual rights to protect its proprietary rights. The Group has also filed for patents on certain of its technology, but there can be no assurance that such filings will be successful or that patents will be granted to the Group. As part of its confidentiality procedures, the Group generally enters into non-disclosure agreements with its employees, consultants, distributors and corporate partners, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise to obtain and use the Group's products or technology without authorization, or to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries.

        Infringement of Intellectual Property Rights

        There are currently no notices or pending claims that the Group's products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, there can be no assurance that the Group will not receive communications in the future from third parties asserting that the Group's products infringe, or may infringe, on their proprietary rights. If it is necessary or desirable, the Group may seek licenses under such intellectual property rights. However, there can be no assurance that licenses to disputed third-party technology would be available on reasonable commercial terms, if at all. The failure to obtain a license from a third party for technology used by the Group could cause the Group to incur substantial liabilities and to suspend the production and sale of certain of its products. In addition, the Group may initiate claims or litigation against third parties for infringement of the Group's proprietary rights or to establish the validity of the Group's proprietary rights. Litigation to determine the validity of any claims could result in significant expense to the Group and divert the efforts of the Group's technical and management personnel from operating activities, whether or not such litigation is determined in favor of the Group. In the event of an adverse ruling in any such litigation, the Group may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringed technology. In the event of a successful claim against the Group and the failure of the Group to develop or license a substitute technology, the Group's business, financial condition and results of operations would be adversely affected. As the number of software products in the industry increases and the functionality of these products further overlaps, the Group believes that software developers may become increasingly subject to infringement claims. Any such claims against the Group, with or without merit, as well as claims initiated by the Group against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

        Highly Competitive Markets

        The markets in which the Group competes are characterized by rapid technological change and aggressive competition. The Group competes with other COBOL vendors that offer compilers and application development tools. The following companies distribute COBOL compilers for operation on personal computers and workstations: Computer Associates International, Inc., Liant Software

Corporation, Acucobol, Inc. and International Business Machines Corporation. In addition, Micro Focus competes with non-COBOL language and application development vendors, including vendors of fourth generation language products, database vendors with application development tools, vendors of object oriented programming tools, some CASE tool companies and mainframe compiler and tool vendors. The Group also competes with many vendors of Year 2000 tools and services.

        The Group expects competition to increase in the future from existing competitors and from other companies that may enter the Group's existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality. Some of the Group's competitors have greater financial, marketing or technical resources than Micro Focus and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can Micro Focus. There can be no assurance that other companies with substantially greater resources than the Group, will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share.

         The Group believes that the principal competitive factors in the Group's markets are product performance and reliability, functionality, integration, product quality, application portability, product enhancement, price, training and support; the success and timing of new product development efforts; changes affecting the hardware, operating systems or database systems which the Group supports; the level of demonstrable economic benefits for users relative to cost; ease of installation; and vendor reputation, experience and financial stability. The Group believes that it competes favorably with respect to all of these factors. To be successful in the future, the Group must continue to respond promptly and effectively to the challenges of changing customer requirements, technological change and competitors' innovations. There can be no assurance that the Group will be able to compete successfully with existing or new competitors.


        The Group also encounters competition from a broad range of firms in the market for professional services. Many of the Group's current and prospective competitors in the professional services market have significantly greater financial, technical, recruiting and marketing resources devoted to professional services than the Group. The competitive factors affecting the market for the Group's professional services include responsiveness to customer needs, productivity and the ability to demonstrate achievement of results, breadth and depth of services offered, the ability to hire and retain qualified technical personnel, price and reputation. There can be no assurance that the Group will be able to compete effectively in the future in the professional services market, and in particular in the Year 2000 professional services market, nor that future competition for professional services will not have a material adverse effect on the Group's business, results of operations and financial condition.

        Susceptibility to General Economic Conditions

        The Group's revenue and results of operations will be subject to fluctuations in general economic conditions. If there were a general economic downturn or a recession in the United States or certain other markets, the Group believes that certain of its customers might reduce or delay their purchases of the Group's products or services, leading to a reduction in the Group's revenue. The factors that might influence current and prospective customers to reduce their information technology budgets under these circumstances are beyond the Group's control. In the event of an economic downturn, the Group's business, results of operations and financial condition could be materially adversely affected.

        Risks Associated with Global Operations

        For the fiscal years ended January 31, 1997, 1996 and 1995, sales to customers outside of the United States represented approximately 47%, 45% and 41%, respectively, of the Micro Focus' total net revenue. The Group intends to continue to expand its operations outside of the United States and enter additional international markets. The Group has committed and continues to commit significant time and resources to developing international sales and support channels. There can be no assurance that such efforts will be successful. The failure of such efforts could have a material adverse effect on the Group's business, financial condition and results of operations. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations, longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. There can be no assurance that the factors described above will not have an adverse effect on the Group's future international revenue and, consequently, on the Group's business, results of operations and financial condition.

        Reliance on Operations in the United Kingdom; English Corporation

       The Group's primary engineering and research and development operations are located in the United Kingdom. The geographic distance between the Group's engineering personnel in the United Kingdom on the one hand and the Group's primary markets in the United States on the other hand has in the past led and could in the future lead to logistical and communication difficulties. There can be no assurance that the geographic and cultural differences between the Group's United States and United Kingdom personnel and operations will not result in problems that materially adversely affect the Company's business, financial condition and results of operations. Further, because the Group's research and development operations are located in the United Kingdom, its operations and the market price of its securities are directly affected by economic and political conditions in the United Kingdom.

        In addition, the right of holders of Ordinary Shares and, therefore, certain of the rights of holder of ADRs, are governed by English law, including the Companies Act 1985, and by the Company's Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical United States corporations.

        Volatility of Market Price

        The market price of the Company's securities has experienced significant price volatility and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Group or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These market fluctuations, as well as general economic, political and market conditions such as recessions or international currency fluctuations, may adversely affect the market price of the Company's securities.

        Dependence on Key Personnel

        Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Group will be able to attract and retain a sufficient number of qualified personnel to conduct its business in the future. The Group's success depends to a significant degree upon the continued contributions of its key management, marketing, product development, professional services and operational personnel including key personnel of acquired companies. The Group does not have employment agreements with most of its key personnel, nor does it maintain key man life insurance on any of these persons. Several senior management personnel are relatively new to the Group and the Group's success will depend in part on the successful assimilation and performance of these individuals. As the business of the Group grows, it may become increasingly difficult for it to hire, train and assimilate the number of new employees required. In addition, it is possible that the business changes or uncertainty brought about by acquisitions may cause key employees to leave the Group, and certain key members of the management of acquired companies may not continue with the Group. Any difficulty in attracting and retaining key personnel could have a material adverse effect on the Group's business, results of operations and financial condition.

        Year 2000 Business

        The Group markets certain of its products and services to customers for managing the maintenance and redevelopment of mission-critical computer software systems. In addition, an increasing proportion of the Group's business is devoted to providing solutions for the Year 2000 problem, which affects the performance and reliability of many mission-critical systems. The Group's agreements with its customers typically contain provisions designed to limit the Group's exposure to potential product and service liability claims. It is possible, however, that the limitation of liability provisions contained in the Group's customer agreements may not be effective as a result of existing or future federal, state, local or foreign laws or ordinances or unfavorable judicial decisions. Although the Group has not experienced any product or service liability claims to date, the sale and support of its products and services may entail the risk of such claims, particularly in the year 2000 market, which could be substantial in light of the use of its products and services in mission-critical applications. A successful product or service liability claim brought against the Group could have a material adverse effect upon the Company's business, operating results and financial condition. Furthermore, the Company anticipates that demand in the year 2000 market will decline, perhaps rapidly, following the year 2000 and the demand for the Company's year 2000 solutions and products may also decline significantly as a result of new technologies, competition or other factors. If this decline in demand were to occur, the Group's license revenue and professional services fees could be materially and adversely affected.

Forward-Looking Statements

        This Form 20-F contains, and incorporates by reference, certain forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Act) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. When used in this document and in the documents incorporated herein by reference, the words "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the

Company's actual results, performance or achievements in fiscal 1997 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed below in "Risk Factors", as well as those discussed elsewhere in this Form 20-F and in the documents incorporated herein by reference. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 20-F.

ITEM 2.   DESCRIPTION OF PROPERTY

        The Group's worldwide headquarters consist of approximately 80,000 square feet of office space located on an 8-acre site in Newbury, England, which is owned by the Group. Micro Focus also leases approximately 4,690 square feet at a nearby production facility, and the lease for this facility expires in 2009.

        Micro Focus maintains a U.S. headquarters in Palo Alto, California, where it leases office space of approximately 44,650 square feet located at 2465 East Bayshore Road, Palo Alto, California 94303. Micro Focus also leases a nearby production facility that covers approximately 7,580 square feet. The leases for these locations expire in September 1997.

        Micro Focus has entered into a lease for office and production space for approximately 56,000 square feet. The lease relates to a facility that is to be constructed at 701 Middlefield Road, Mountain View, California. Micro Focus intends to vacate the premises in Palo Alto at such time as the Mountain View facility is complete. Current plans call for this to occur in September 1997. Micro Focus also maintains facilities in the following areas: Philadelphia, Pennsylvania; Chicago, Illinois; New York, New York; Cedarberg, Wisconsin; Boston, Massachusetts; Raleigh, North Carolina; Toronto, Canada; Paris, France; Munich, Germany; Barcelona and Madrid, Spain; Tokyo, Japan; and Bangalore, India.

        Micro Focus considers that its premises are generally suitable and adequate for the purposes for which they are used.

ITEM 3. LEGAL PROCEEDINGS

     There are no material legal proceedings pending to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

ITEM 4. CONTROL OF REGISTRANT

        As far as is known to the Company, it is not directly or indirectly owned or controlled by one or more corporations or a foreign government.

        The following table sets forth certain information as of April 8, 1997, with respect to the Company's outstanding Ordinary Shares held by: (i) any person who is known by the Company to be the owner of more than 10% of the Company's Ordinary Shares; and (ii) all directors and officers of the Company as a group.

Identity of Person or Group                 Amount Owned       Percent of Class
---------------------------                 ------------       ----------------

Bank of New York (1)                        2,844,118          18.75%
Fidelity Corporation (2)                    1,583,875          10.44%
The Prudential Corporation Group            1,574,099          10.38%

All directors and officers
as a group (12 persons)                       169,452           1.12%

--------------------

(1) Held beneficially as the depositary of the Company's ADSs for which ADRs have been issued.

(2) Certain of these shares are held in the form of ADRs and so are included in the total held by the Bank of New York.

        The Company knows of no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

ITEM 5. NATURE OF TRADING MARKET

        The Company's Ordinary Shares are listed on the London Stock Exchange and ADSs, each representing one Ordinary Share, are traded in the United States. The ADSs are evidenced by ADRs issued by the Depositary pursuant to the terms and conditions of the Deposit Agreement.

        In 1992, the Company listed its ADSs on the U.S. National Association of Securities Dealers, The Nasdaq Stock Market where they trade under the symbol MIFGY. In connection with such listing, the Company has sought and received a waiver of the NASDAQ Stock Market corporate governance requirements that were not then commonly observed by companies organized in the United Kingdom (which include requirements for at least two external directors and an audit committee).

        The following table sets forth for the periods indicated (i) the high and low middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange and (ii) the equivalent US dollar prices translated at the Noon Buying Rate on the date of such high and low quotations.


                                 Ordinary Shares
                                 ---------------

Fiscal Years Ended
January 31,                          High     Low       High      Low
-----------                          ------------       -------------
                                    (in GB Pounds)      (in US Dollars)
1996
----

  First Quarter                     8.23      7.58     12.42     12.27
  Second Quarter                    7.83      7.00     12.48     11.07
  Third Quarter                     7.90      5.73     12.65      9.06
  Fourth Quarter                    6.78      5.60     10.68      8.84

1997
----

  First Quarter                    13.35      5.58     20.29      8.48
  Second Quarter                   10.10      6.43     15.05      9.90

  Third Quarter                    10.40      7.00     16.64     10.85
  Fourth Quarter                   11.40      7.92     18.58     13.15

        The table below shows the high and low closing prices for the ADSs in US Dollars as reported by the Nasdaq National Market System for the periods indicated.

                           American Depositary Shares
                           --------------------------

Fiscal Years Ended
    January 31,                                     High           Low
    -----------                                     ------------------
                                                      (in US Dollars)
1996
----
First Quarter                                      13.88        11.00
Second Quarter                                     12.75        10.88
Third Quarter                                      12.75         9.25
Fourth Quarter                                     10.50         8.25

1997
----
First Quarter                                      19.50         8.38
Second Quarter                                     15.75         9.75
Third Quarter                                      16.13        10.50
Fourth Quarter                                     19.13        13.00


        As of April 8, 1997, 170,613 Ordinary Shares and 2,829,118 ADSs (each representing one Ordinary Share) were held of record in the United States. These Ordinary Shares and ADSs were held by 78 record holders and 2,500 record holders, respectively, and represented 1.12% and 18.65%, respectively, of the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares and ADSs were held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or of where the beneficial holders are resident.

ITEM 6.        EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
               HOLDERS

        Although there are currently no UK laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-UK resident holders of Ordinary Shares or ADSs, dividends may not be paid under current English law to the governments of Iraq or Libya (or persons exercising public functions in such countries) or to any resident of Iraq or any person treated as so resident (each of the foregoing, a "Prohibited Person"). No dividends have ever been paid by the Company. See "Item 8-Selected Financial Data - Dividends."

        There are no limitations under English law or in the Memorandum and Articles of Association of the Company that are applicable only to non-UK shareholders relating to the right to hold or exercise voting rights attaching to the Ordinary Shares or ADSs. However, under current English law, Ordinary Shares or ADSs may not be owned by a Prohibited Person.

ITEM 7.        TAXATION

        This summary does not purport to address all material tax consequences of the ownership of Ordinary Shares or ADSs, and does not take into account the specific circumstances of any particular shareholders (such as tax-exempt entities, certain insurance companies, broker dealers, shareholders liable for alternative minimum tax, shareholders that actually or constructively own 10% or more of the voting shares of the Company, shareholders that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, or shareholders whose functional currency is not the US dollar), some of which may be subject to special rules. Holders of Ordinary Shares or ADSs should consult their own tax advisors as to the particular tax consequences to them of ownership of the Ordinary Shares or ADSs.

UK Income Taxation of Dividends

        No dividends have ever been paid by the Company. However, in the event dividends were to be paid, the following would apply.

        The Company is required when paying a dividend to account to the UK Inland Revenue for an advance payment of corporation tax ("ACT"). The rate of ACT is currently 25/75 of any dividend paid to shareholders, which is equivalent to 25% of the combined dividend paid and related ACT.

        An individual shareholder resident in the United Kingdom is for UK income tax purposes treated as having taxable income equal to the sum of the dividend paid to him plus a tax credit, which equals the ACT in respect of his dividend. The tax credit is available to be set against the individual's tax liability on the dividend and may in appropriate cases be refunded to him.

        Under the current double income taxation convention between the United Kingdom and the United States, subject to certain exceptions, a shareholder who is a US resident individual, including an ADR holder, will be entitled under the convention and current UK law to receive, in addition to any dividend paid by the Company, the tax credit in respect of such dividend, but reduced by a UK withholding tax equal to 15% of the sum of the dividend paid and the tax credit. US corporate shareholders are generally treated in the same way as individuals, provided, however, that in the case of a corporate shareholder that controls, directly or indirectly, 10% of the voting shares of the Company a reduced credit and a lower rate of withholding apply.

        No credit is available and no withholding tax applies to a shareholder whose holdings are effectively connected with either a permanent establishment in the United Kingdom from which the shareholder carries on a business in the United Kingdom or a fixed base in the United Kingdom from which the shareholder performs independent personal services. Special rules apply in the case of shareholders that are US corporations, and are either: (a) residents in the United Kingdom; or (b) US corporations at least 25% of the capital of which is held, directly or indirectly, by persons that are not individual residents or nationals of the United States and that satisfy certain other conditions. Further special rules may apply if the shareholder: (i) is a partnership, an estate or a trust that is a resident of the United States; (ii) is exempt from taxation in the United States on dividends paid by the Company; or (iii) owns 10% or more of the class of shares of the Company paying the dividend.

        In the event of a dividend, the Bank of New York can arrange, subject to certain exceptions, for the tax credit (net of the withholding tax) to be refunded, at the same time as and together with any dividend being paid to a US ADR holder otherwise entitled to a refund, if the ADR holder completes the declaration on the reverse of the dividend check and presents the check for payment within three months from the date of issue of the check. ADR holders who do not satisfy these requirements must, in order to obtain a refund of the tax credit (net of the withholding tax), file in the manner and at the time described in Revenue Procedure 80-18, 1980-1 C.B.623 and Revenue Procedure 81-58, 1981-2 C.B.678, a claim for refund of the tax credit identifying the dividends with respect to which the tax credit was paid. These arrangements do not apply to certain shareholders or ADR holders, including certain investment or holding companies and bodies exempt from US tax on the dividends received, who must make a direct claim, as summarized below.

        Claims for refund of tax credit (less UK withholding tax) must be made within six years of the UK year of assessment (generally the 12-month period ending April 5 in each year) in which the related dividend was paid, in accordance with the procedures set out below.

        The first claim by a shareholder for a refund of tax credit is made by sending the appropriate UK form in duplicate to the Director of the Internal Revenue Service Center with which the shareholder's last federal income tax return was filed. Forms may be obtained from the IRS Assistant Commissioner (International), 950 L'Enfant Plaza South S.W. Washington, DC 20024. Because a refund claim is not considered made until the UK tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the application limitation period. Any claim for refund of tax credit by a US shareholder after the first claim should be filed directly with the Financial Intermediaries and Claims Office (International), Fitz Roy House, P.O. Box 46, Nottingham NG2 1BD, England.

US Federal Income Taxation of Dividends

        For US income tax purposes, a US holder of ADRs will realize dividend income in an amount equal to the sum of any cash dividend paid and the related tax credit, without reduction for any UK withholding tax thereon. Such dividend income will generally not be eligible for the dividends received deduction allowed to corporations. Subject to certain limitations, the UK withholding tax will be treated as a foreign income tax that may be claimed as a credit against any US federal income tax liability. The dividend income will, for purposes of computing the foreign tax credit, constitute income from a source outside the United States but, with certain exceptions, will also be treated together with other items of "passive" or "financial service" income.

Taxation on Capital Gains

        Under the current double income taxation convention between the United Kingdom and the United States, each country generally may tax capital gains in accordance with the provisions of its domestic law. Under present UK law, residents of the United States who are not resident or ordinarily resident in the United Kingdom will not be liable for UK capital gains tax on capital gains made on the disposal of their Ordinary Shares unless such shares are held in connection with a trade carried on in the United Kingdom through a permanent establishment. US citizens or corporations who are also liable for UK tax may be liable for both UK and US tax in respect of a gain on the disposal of ADSs. However, subject to the limitations set out in the Code, such persons may be entitled to a tax credit against their federal tax liability for the amount of the UK tax paid in respect of such gain. A US resident holder of an ADR will be liable for US federal income tax on such gains to the same extent as on any other gains from sales of stock.

UK Inheritance Tax

        Under the current double estates and gift taxation convention between the United States and the United Kingdom, Ordinary Shares held by an individual shareholder who is domiciled for the purpose of the convention in the United States and is not for the purposes of the convention a national of the United Kingdom will not, provided any tax chargeable in the United States is paid, be subject to UK inheritance tax on the disposal of shares by way of gift or upon the individual's death unless the shares are part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the convention generally provides for double taxation to be relieved by means of credit relief.

UK Stamp Duty and Stamp Duty Reserve Tax

        Charges to UK stamp duty and/or stamp duty reserve tax ("SDRT") may be imposed in respect of, inter alia, the following transactions:

        (a)    the transfer of an ADS;

        (b)    the transfer of an Ordinary Share;

        (c) the deposit of an Ordinary Share with the Custodian under the Deposit Agreement and the subsequent issue of an ADR; and

        (d)    the transfer of an Ordinary Share on surrender of an ADS.

        This section discusses in turn each such possible charge.

        No UK stamp duty will be payable on any transfer of an ADS provided that the instrument or transfer is executed and remains outside the UK, nor will there be any liability to SDRT in respect of any agreement for the transfer of ADSs.

        Ad valorem stamp duty will be charged on conveyances or transfers of Ordinary Shares at the rate of 1/2% of the consideration, if any, for the transfer.

        SDRT will be imposed, at the rate of 1/2% of the consideration for transaction, if an agreement is made for the sale of Ordinary Shares, unless an instrument of transfer of the Ordinary Shares in favor of the purchaser or its nominee is executed and duly stamped. SDRT is in general payable by the purchaser of Ordinary Shares, but regulations have been made which provide for collection from other persons in certain circumstances.

        Ad valorem stamp duty will be imposed on any instrument transferring Ordinary Shares to a nominee or agent for a depositary which then issues depositary receipts (such as the ADRs). Where the instrument is liable to stamp duty as a "conveyance on sale" (because it completes a sale of Ordinary Shares or ADSs), then the rate of duty will be 1 1/2% of the consideration for the sale implemented by the instrument. Where the instrument of transfer is not stampable as a conveyance on sale, then the rate of duty will be 1 1/2% of the market value of the security transferred by the instrument, except that the rate of duty will be reduced to 1% in the case of certain transfers effected by a qualified dealer in securities (as defined in the UK Finance Act 1986).

        There is also a potential charge to SDRT which will apply where Ordinary Shares are transferred to a nominee or agent for the Depositary under an arrangement under which the Depositary issues ADRs.

SDRT, which will be payable by the Depositary, will be charged at a rate of 1 1/2% of the consideration for the transfer. Where there is no such consideration, the rate of the SDRT will be 1 1/2% of the market value of the securities transferred, except that the rate of SDRT will be reduced to 1% in the case of certain transfers effected by a qualified dealer in securities (as defined in the UK Finance Act 1986). The charge to SDRT will, however, be reduced by the amount, if any, of ad valorem stamp duty paid on the instrument transferring the Ordinary Shares.

        A transfer of Ordinary Shares from the Depositary or its agent or nominee to an ADR holder, or a person designated by such holder, on cancellation of an ADS which is liable to duty as a "conveyance of sale" because it completes a sale of such Ordinary Shares, will be liable to ad valorem stamp duty, payable by the purchaser, at the rate of 1/2% of the consideration, if any, for the transfer. A transfer of Ordinary Shares from the Depositary or its agent or nominee to an ADR holder on cancellation of an ADS which is not liable to duty as a "conveyance on sale" will be liable to a fixed stamp duty of 50p.

ITEM 8.        SELECTED FINANCIAL DATA

Selected Consolidated Financial Data

        The Selected Consolidated Financial Data in US Format set forth on page 8 and the Selected Consolidated Financial Data in UK Format set forth on page 34 of the Micro Focus 1996 Annual Report to Shareholders are incorporated herein by reference.

Exchange Rates

        The following table sets forth, for the periods and as of dates indicated, the average, high, low and end of period Noon Buying Rates for GB pounds in US dollars per GBP 1.

Fiscal Year Ended January 31,       Average*   High    Low       Period End
-----------------------------       --------   ----    ---       ----------
1993. . . . . . . . . . . . . . .    1.73     2.00     1.49        1.49
1994. . . . . . . . . . . . . . .    1.50     1.59     1.42        1.49
1995. . . . . . . . . . . . . . .    1.55     1.64     1.46        1.58
1996. . . . . . . . . . . . . . .    1.57     1.61     1.51        1.51
1997. . . . . . . . . . . . . . .    1.58     1.71     1.49        1.60


* The average of the exchange rates on the last day of each calendar month during the period.

        On April 8, 1997, the Noon Buying Rate was $1.62 per GBP 1.

        Fluctuations in the exchange rate between the GB pound and the US dollar will affect the US dollar amounts received by holders of the ADSs upon conversion by the Depositary of cash dividends paid in GB pounds on the Ordinary Shares represented by the ADSs and may affect the relative market prices of the ADSs in the United States and the Ordinary Shares in the United Kingdom.

        With respect to the effect of exchange rate fluctuations on the Group's results of operations, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Exchange Rate Fluctuations" on pages 14 and 39 of the Micro Focus 1996 Annual Report to Shareholders, which sections on exchange rate fluctuations are incorporated herein by reference.

Dividends

        The Company has never paid cash dividends on its Ordinary Shares. The Company has investigated the possibility of paying dividends and reviews the issue from time to time.

        If dividends were paid, they would probably be paid in GB pounds and exchange rate fluctuations would affect the US dollar amounts that holders of Ordinary Shares would receive on conversion by them, or in the case of ADR holders the Depositary, of such cash dividends. Moreover, fluctuations in the exchange rate between the GB pound and the US dollar affect the dollar equivalent of the sterling price of Ordinary Shares on the London Stock Exchange.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

        Management's Discussions and Analyses of Results of Operations and Financial Condition for the fiscal years ended January 31, 1997, 1996 and 1995, which are contained on pages 9 through 14 and pages 35 through 39 of the Micro Focus 1996 Annual Report to Shareholders, are incorporated herein by reference.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

        The Memorandum and Articles of Association of the Company provide that, unless otherwise determined by ordinary resolution of the Company, the number of directors shall be not less than two in number. There are currently five directors. At each annual general meeting, one-third of the directors who are subject to retirement by rotation (or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third) shall retire from office. A director appointed by the directors to an executive office is not subject to retirement by rotation. However, notwithstanding such provision, the directors have since the formation of the Company retired by rotation.

        Executive officers of the Company serve at the discretion of the Board of Directors.

        The directors and executive officers of the Company, effective April 8, 1997, are as follows:


Board of Directors
------------------
                                                                 Date Initially Elected or Appointed
Name                  Position                                   as Director of the Company
----                  --------                                   --------------------------

Paul A. Adams         Director and Vice President,               November 1986
                      International Sales


Ronald H. Forbes      Director and Vice President,               November 1986
                      International Finance

J. Michael Gullard    Director and Chairman                      May 1995

Marcelo Gumucio       Director and Chief                         January 1996
                      Executive Officer


Harold Hughes         Director                                   December 1993

Executive Officers
------------------

Name                  Position                                   Date Appointed
----                  --------                                   --------------

Clive Beavis          Vice President,                            September 1992
                      Product Development

Stanley Blaustein     Vice President,                            November 1996
                      Chief Information Officer

Richard Butts         Vice President, Human Resources            June 1996


Robert A. Connors     Vice President,                            December 1996
                      Corporate Development


Chris Christides      Vice President,                            August 1996
                      North American Sales

Loren E. Hillberg     Vice President, General                    August 1993
                      Counsel and Secretary

Anthony R. Muller     Senior Vice President and                  September 1996
                      Chief Financial Officer

        Biographical information with respect to the directors and officers is shown below. Note that Micro Focus Limited was established in England in 1976 and became a wholly-owned subsidiary of the Company in May 1983.

        Mr. Adams has been a director for the Company since 1986, has served in various executive capacities with the Company since 1978 and is currently Vice President, International Sales of the Company.

        Mr. Forbes has been a director of the Company since 1986, has served in various executive capacities with the Company since 1984 and is currently Vice President, International Finance of the Company.

        Mr. Gullard has been a non-executive director of the Company since May 1995. He is General Partner of the venture capital firm of Cornerstone Management.

        Mr. Gumucio has been a director of the Company since January 1996 and became Chief Executive Officer of the Company effective April 1, 1996.

        Mr. Hughes has been a non-executive director of the Company since December 1993. He is Corporate Vice President and Director of Planning and Logistics for Intel Corporation.

        Mr. Beavis has served in various executive capacities with the Company since 1980 and is currently Vice President, Product Development.

        Mr. Blaustein joined the Company in November 1996 as its Vice President and Chief Information Officer.

        Mr. Butts has served in various capacities with the Company since 1983 and is currently Vice President, Human Resources.

        Mr. Christides joined the Company as its Vice President, North American Sales in August 1996.

        Mr. Connors has served in various executive capacities with the Company since 1984 and is currently Vice President, Corporate Development of the Company.

        Mr. Hillberg has served in various capacities with the Company since 1989 and is currently Vice President, General Counsel and Secretary of the Company.

        Mr. Muller joined the Company in September 1996 as its Senior Vice President and Chief Financial Officer.

        There are no family relationships between any director or executive officer and any other director or executive officer and there are no arrangements or understandings between any executive officer or director and any other person pursuant to which an executive officer or director was or is to be selected to such position.


ITEM 11.       COMPENSATION OF DIRECTORS AND OFFICERS

        For the fiscal year ended January 31, 1997, the aggregate amount of compensation paid by Micro Focus to all directors and officers as a group (15 persons) for services in all capacities totaled GBP 1,363,100/$2,181,000. For the same period, the compensation of the chairmen of Micro Focus was GBP 82,000/$131,200. The aggregate amount set aside or accrued by Micro Focus for the fiscal year ended January 31, 1997 to provide pension, retirement or similar benefits for directors and officers of Micro Focus, pursuant to any existing plan provided or contributed to by Micro Focus, totaled GBP 13,290/$21,260.

        The amounts paid to the directors and officers as a group may be divided as follows: GBP 758,900/$1,214,200 was paid as salary, GBP 84,000/$134,400 was paid as director's fees, other benefits of GBP 29,000/$46,400 to one director, consulting fees of GBP 90,100/$144,160 paid to one former officer, compensation payments for loss of office of GBP 30,000/$48,000 to one director, and the remainder was payable under three different cash bonus programs. Each cash bonus program sets certain operating plans, and bonus amounts are paid based upon the Group's performance against the operating plan. Further compensation information is provided under "Executive Remuneration Committee's Report - Directors Remuneration Policy" on page 31 of the Micro Focus 1996 Annual Report to Shareholders, which compensation information is incorporated herein by reference.

        Upon the resignation of a director of the Company in March 1996, the Company entered into an agreement with an entity with which such director is affiliated that provides for the Company to receive management and technology consulting services in exchange for payment of GBP 500,000/$800,000, and the transfer to the entity of certain computer and telecommunications equipment which the Company has valued at GBP 155,000/$249,000. As expected, the bulk of the services that were anticipated to be performed under the agreement were performed during 1996.

        Upon the registration of another director of the Company in April 1996, the Company entered into a consultancy agreement with an entity with which such director is affiliated to provide management consulting services to the Company in exchange for a payment of GBP 490,000/$750,000, plus reimbursement of expenses. As expected, the bulk of the services that were anticipated to be performed under the agreement were performed during 1996.


ITEM 12.       OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        The Company has four share option plans, the Micro Focus Share Option Plan 1983-1984, the Micro Focus Share Option Plan 1991, the Micro Focus Group Employee Benefit Trust 1994 (the "1994 Plan") and the Micro Focus Share Option Plan 1996 (the "1996 Plan"). The share option plans provide for the granting of options to purchase Ordinary Shares in the Company to Micro Focus employees and consultants. The Company currently has the authority to grant options under the 1994 Plan and the 1996 Plan.

        At April 8, 1997, there were outstanding options to purchase 1,781,504 Ordinary Shares with exercise prices ranging from GBP 5.42 to GBP 18.73. At the same date, the following directors (and directors and officers as a group) held options to purchase the number of shares set forth opposite their respective names:

                     Number of Shares       Option Price      Expiration Date
                     ----------------       ------------      ---------------

Marcelo Gumucio       10,000                GBP 6.05          January 30, 2006
                      362,500               GBP 6.53          April 1, 2003
                      362,500               GBP 8.35          June 21, 2006

Paul A. Adams         1,600                 GBP 5.42          August 8, 1998
                      57,300                GBP 6.85          April 9, 2003
                      10,000                GBP 10.59         March 5, 2007

Ronald H. Forbes      51,300                GBP 6.85          April 9, 2003

Harold Hughes         10,000                GBP 14.98         August 19, 2002
                      2,000                 GBP 11.98         June 16, 2004

J. Michael Gullard    10,000                GBP 10.67         June 2, 2004
                      50,000                GBP 8.35          June 21, 2006

Directors and Officers
  as a group
 (12 persons)         4,000                 GBP   5.42        August 8, 1998
                      10,000                GBP   6.05        January 30, 2006
                      362,500               GBP   6.53        April 1, 2003

                      260,100               GBP   6.85        April 9, 2003
                      245,000               GBP   7.33        September 11, 2006
                      412,500               GBP   8.35        June 21, 2006
                      30,000                GBP   9.05        December 3, 2006
                      10,000                GBP  10.59        March 5, 2007
                      10,000                GBP  10.67        June 2, 2004
                      2,000                 GBP  11.98        June 16, 2004
                      10,000                GBP  14.98        August 19, 2002


ITEM 13.        INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

        As at January 31, 1997, Micro Focus had outstanding a loan to one of its officers in the principal face amount of GBP 57,000/$91,200, and as at January 31, 1996, Micro Focus had outstanding two loans to two of its officers in the aggregate principal face amount of GBP 117,000/$176,670.

        See also Item 11 for a description of the consultancy agreements entered into by the Company during the Company's last fiscal year with two of its former directors.


                                     PART II

ITEM 14.        DESCRIPTION OF SECURITIES TO BE REGISTERED

The Registrant has elected to respond to this Item.

Description of the Ordinary Shares

        The following is a description of the Company's Ordinary Shares based on the Company's Articles of Association (the "Articles") and English law in force as of the date of this Annual Report. The description does not purport to be complete and is qualified in its entirety by reference to the full Articles which have been filed as an exhibit to this Annual Report.

Share Capital

     At the present time, the authorized share capital of the Company is GBP 2,250,000 divided into 22,500,000 Ordinary Shares of 10p each, of which 15,168,375 Ordinary Shares were outstanding on January 31, 1997. Each of the issued Ordinary Shares is fully paid and not subject to any further calls or assessments by the Company. There are no conversion rights, redemption provisions or sinking fund provisions related to the Ordinary Shares.

Articles of Association

        The Articles, the amendment of which requires the passing of a special resolution by the Company in general meeting, contain provisions, inter alia, to the following effect:

        Dividends and Other Distributions

        All dividends on the Ordinary Shares shall be declared and paid according to the amount paid up on the

Ordinary Shares (otherwise than in advance of calls) but no dividend shall be declared in excess of the amount recommended by the directors. The directors may from time to time pay to the members of the Company such interim dividends as appear to the directors to be justified by the profits of the Company available for distribution. There are no fixed dates on which entitlement to dividends arise on the Ordinary Shares.

        Any dividend unclaimed after a period of 12 years from the date when it became due for payment shall, if the directors so resolve, be forfeited and shall cease to remain owing by the Company.

        Voting Rights

        The holders of Ordinary Shares shall be entitled to attend and vote at any general meeting of the Company. Subject to disenfranchisement in the event of non-compliance with a statutory notice requiring disclosure as to beneficial ownership and subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorized representative or proxy shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

        Pre-Emptive Rights

        Under Part III of the Companies Act 1985 of Great Britain, no equity securities which are, or are to be, paid for wholly in cash (except shares held under an employees' share scheme) may be allotted by the Company unless the Company has made an offer to the holders of its Ordinary Shares to allot the equity securities to them on the same or more favorable terms and in proportion to their shareholdings. In this context, equity securities generally means, in relation to the Company, Ordinary Shares, i.e., shares with no restrictions on the amounts receivable in a distribution of dividends or capital and all rights to subscribe for or convert into such shares.

        This statutory pre-emption right does not, however, apply where the right has been disapplied by a special resolution of the shareholders of a company. In the case of the Company, by a special resolution passed at the annual general meeting of the Company on June 19, 1996, the statutory pre-emption right was disapplied in respect of the allotment of equity securities for cash in connection with (a) a rights issue in favor of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them but subject to such exclusions as the directors may consider appropriate to deal with fractional entitlements or holders of shares outside the United Kingdom or (b) the allotment of equity securities up to an aggregate nominal value of GBP 75,736. This disapplication will, unless extended or renewed, expire on the date of the annual general meeting of the Company in 1997, or if earlier, on September 19, 1997.

        Variation of Rights and Share Capital

         The Company may by ordinary resolution increase its share capital, consolidate and divide all or any of its shares into shares of larger amounts and, subject to the provisions of the Companies Acts, subdivide its shares into shares of smaller amount or cancel shares which have not been taken or agreed to be taken by any person. Subject to the provisions of the Companies Acts, the Company may by special resolution reduce its share capital, capital redemption reserve and any share premium account. The Company may also, subject to such approvals as are required by the Companies Acts, purchase its own shares.

        Subject to the provisions of the Companies Acts, the rights attached to any class of shares may be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

        Distribution of Assets on Liquidation

        In the event of a winding-up or reduction of capital of the Company involving repayment, the assets of the Company available for distribution among the members shall be divided between the holders of the Ordinary Shares according to the respective number of shares held by them and in accordance with the provisions of the Companies Acts. The liquidator may, with the sanction of an extraordinary resolution of the Company and subject to the Companies Acts, divide among the members in specie the whole or any part of the assets of the Company.

Description of American Depositary Receipts

        The Depositary for the Company's ADSs is The Bank of New York with an address at 101 Barclay Street, New York, New York 10286.

        The following summary of the terms of the ADRs, evidencing the ADSs, is qualified in its entirety by the terms of the ADRs that are printed on each ADR.

             (i) Name: The Bank of New York American Depositary Receipt for Fully Paid Ordinary Shares of 10p Each in the Capital of Micro Focus Group Public Limited Company.

            (ii) ADR Unit Represented: Each ADR evidences a specified number of ADSs, each representing, as of the date hereof, one Ordinary Share, 10p.

           (iii) Procedure for Voting: Upon receipt of notice from the Company that a meeting of the holders of Ordinary Shares is to be held, the Depositary must provide notice to ADR holders of the meeting and ADR holders are, subject to the provisions of the Company's charter documents, entitled to instruct the Depositary in writing regarding the exercise of the ADR holders voting rights, if any. Absent instructions from ADR holders, the Depositary will provide a discretionary proxy to the Company in the form provided by the Company to a person designated by the Company.

            (iv)    Collection and Distribution of Dividends and Distributions:
Cash dividends and other distributions are collected by the Depositary and, if reasonable in the judgment of the Depositary, converted into US dollars and thereafter distributed to ADR holders as of the record date fixed for the dividend or distribution. Non-cash distributions and dividends are distributed as of the record date in any manner that the Depositary deems equitable and practicable for accomplishing such distribution. This may include sale of the aggregate non-cash distribution or dividend and distribution of the net proceeds as if such distribution or dividend had been made in cash.

             (v) Transmission of Notices, Reports and Proxy Materials: The Depositary must distribute such materials as and when received from the Company or, if appropriate, can prepare its own proxy material with respect to instructions for voting.

            (vi) Sale or Exercise of Rights: In the event the Company offers or causes holders of Ordinary Shares to have rights to subscribe for additional shares or any other rights, the Depositary will have discretion as to the procedure to be followed in making rights available to ADR holders or in disposing of such rights on behalf of ADR holders and making the net proceeds available to ADR holders, provided that the Depositary will make any such rights available to ADR holders if it determines it to be lawful and feasible.

           (vii)    Amendment, Extension or Termination of Deposit Agreement:
The Deposit Agreement may be amended by the Company and the Depositary and such amendment will become effective immediately provided that any amendment which prejudices a substantial existing right of the ADR holders will not become effective until the expiration of three months after notice of amendment has been given to the ADR holders. In the event of termination of the deposit, the Depositary shall provide 30 days' written notice to each of the ADR holders. The ADR holders are entitled to receive the Ordinary Shares to which such holder is entitled subject to payment of any fees and/or applicable taxes associated with such delivery.

          (viii) Rights of Holders of ADRs to Inspect the Transfer Books of the Depositary: The Depositary will keep books for the registration of ADRs and transfers of ADRs, which at all reasonable times will be open for inspection by ADR holders provided that the inspection is not for the purpose of communicating with ADR holders in the interest of a business or object other than the business of the Company or a matter related to the deposit agreement or the ADRs.

            (ix)    Restrictions Upon the Right to Deposit or Withdraw Ordinary
Shares: The only restrictions with respect to the deposit or withdrawal of Ordinary Shares is the payment of appropriate fees associated with the deposit or withdrawal.

             (x) Limitation on the Liability of Depositary: The Depositary will not incur any liability to any ADR holder if it is prevented in carrying out its responsibilities or obligations under the Deposit Agreement due to acts of God, intervention by governmental authorities or limitations with respect to the Articles of the Company, nor will it be liable for any non-performance or delay caused in the performance of its responsibilities because of any exercise of or failure to exercise its discretion as provided under the Agreement.

            (xi) Expenses: Each ADR holder will directly bear the expense of fees resulting from the deposit or withdrawal of Ordinary Shares, and the creation of additional ADRs with respect to share dividends. ADR holders will indirectly bear the expense of the distribution of proceeds, if any, of dividends or distributions to the ADR holders, any taxes or governmental charges and any expenses incurred in the conversion of foreign currency by the Depositary into US dollars under the terms of the Deposit Agreement.

        In its capacity as Depositary, the Depositary will lend neither the Ordinary Shares held under the Deposit Agreement nor the ADRs; provided, however, that the Depositary reserves the right to (i) execute and deliver ADRs prior to the receipt of Ordinary Shares and (ii) deliver Ordinary Shares prior to the receipt and cancellation of ADRs, including ADRs which were issued under
(i) above but for which Ordinary Shares may not have been received. The Depositary may receive ADRs in lieu of Ordinary Shares under (i) above and receive Ordinary Shares in lieu of ADRs under (ii) above. Each such transaction will be (a) preceded or accompanied by a written representation from the person to whom ADRs or Ordinary Shares are to be delivered that such person, or its customer, owns the Ordinary Shares or ADRs to be remitted, as the case may be,
(b) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADRs and Ordinary Shares involved in such transactions at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to the ADSs evidenced by ADRs outstanding under (i) above), or Ordinary Shares held under the Deposit Agreement, respectively; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary will also set limits with respect to the number of ADRs and Ordinary Shares involved in transactions to be done under the Deposit Agreement with any one person on a case by case basis as it deems appropriate.

                                    PART III

ITEM 15.       DEFAULTS UPON SENIOR SECURITIES

        None.

ITEM 16.       CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
               SECURITIES

        None.

                                     PART IV

ITEM 18.       FINANCIAL STATEMENTS

          Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19.       FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements.

               1. The following audited consolidated financial statements, together with the related reports of Ernst & Young, are incorporated herein by reference from the Micro Focus 1996 Annual Report to Shareholders:

               US Format
               ---------

               Audited Financial Statements
                      Consolidated Statements of Income for the years ended
                          January 31, 1997, 1996 and 1995
                      Consolidated Balance Sheets at January 31, 1997 and 1996 Consolidated Statements of Cash Flow for the years ended
                          January 31, 1997, 1996 and 1995
                      Consolidated Statements of Shareholders' Equity for the
                          years ended January 31, 1997, 1996 and 1995
                      Notes to Consolidated Financial Statements

               Report of the Independent Auditors

               UK Format
               ---------

               Audited Financial Statements
                      Consolidated Profit and Loss Account for the years ended
                         January 31, 1997, 1996 and 1995
                      Consolidated Balance Sheet at January 31, 1997 and 1996 Consolidated Cash Flow Statement for the years ended
                         January 31, 1997, 1996 and 1995
                      Notes to Consolidated Cash Flow Statement for the years
                         ended January 31, 1997, 1996 and 1995
                      Company Balance Sheet at January 31, 1997 and 1996 Statement of Total Recognized Gains and Losses for the
                         years ended January 31, 1997, 1996 and 1995
                      Movement in Shareholders' Funds for the years ended
                         January 31, 1997,1996 and 1995
                      Notes to the Financial Statements

        2. The following financial statement schedules and reports of Ernst & Young have been filed as part of this Annual Report:

               US Format
               ---------

               Report of the Independent Auditors on the Schedule

               Schedule for the years ended January 31, 1997, 1996 and 1995
                      Schedule II - Valuation and Qualifying Accounts

               UK Format
               ---------

               Report of the Independent Auditors

               Schedule for the years ended January 31, 1997, 1996 and 1995
                      Schedule II - Valuation and Qualifying Accounts

               All other schedules have been omitted because the required information is not significant or is not applicable.

    (b) Exhibits.

        Exhibit 2.01* Memorandum of Association of the Company dated as of March 28, 1983, as amended and restated to date.

        Exhibit 2.02* Articles of Association of the Company adopted as of June 19, 1996, as amended and restated to date.

        Exhibit 2.03(1) Form of Specimen Certificate for the Company's Ordinary Shares at GBP 0.10 each.

        Exhibit 2.04(1) Deposit Agreement, dated as of March 1, 1990, among the Company, the

                          Bank of New York and all owners and holders from time to time of American Depositary Receipts.

        Exhibit 2.05(3)+ The Company's 1983-1984 Share Option Plan, as amended, and related documents.

        Exhibit 2.06(3)+ The Company's 1991 Share Option Plan, as amended, and related documents.

        Exhibit 2.07(3)+ The Company's 1994 Employee Benefit Trust and related documents.

        Exhibit 2.08(3)+ The Company's 1996 Share Option Plan and related documents.

        Exhibit 2.09* Form of Indemnification Agreement entered into by the Company with each of its directors and certain executive officers.

        Exhibit 2.10*     Form of Indemnity Agreement entered into by
                          Micro Focus Incorporated, a subsidiary of the Company ("Micro Focus Incorporated"), with each of its directors and certain executive officers of the Company and Micro Focus Incorporated.

        Exhibit 2.11(2)   Master Lease Agreement dated as of March 24,
                          1992 between Micro Focus Incorporated and Mayfair Investments, Inc.

        Exhibit 2.12* Lease Agreement dated as of January 8, 1997 between Micro Focus Incorporated and
                          Passantino-Vidovich Limited Partnership.

        Exhibit 13.01* The portions of the Micro Focus 1996 Annual Report to Shareholders incorporated herein by reference.

        Exhibit 23.01*    Consent of Ernst & Young dated March 6, 1997.

        Exhibit 23.02*    Consent of Ernst & Young dated May 2, 1997.
--------------------

(1) Filed on November 27, 1991 as an exhibit to the Company's Annual Report on Form 20-F, as amended, and incorporated herein by reference.

(2) Filed on March 15, 1993 as an exhibit to the Company's Annual Report on Form 20-F, and incorporated herein by reference.

(3) Filed on April 9, 1997 as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-24867), and incorporated herein by reference.

+    Indicates a management contract or compensatory plan or arrangement

*    Filed herewith

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 2, 1997                                  MICRO FOCUS GROUP PLC


                                                   By: /s/ M.A. Gumucio
                                                       -------------------------
                                                       Marcelo A. Gumucio
                                                       Chief Executive Officer

REPORT OF THE INDEPENDENT AUDITORS US FORMAT
--------------------------------------------------------------------------------
MICRO FOCUS GROUP PLC


To the Board of Directors and Shareholders of Micro Focus Group Plc


We have audited the consolidated financial statements of Micro Focus Group Plc and subsidiaries as of January 31 1997 and 1996 and for each of the three years in the period ended January 31 1997 set forth on pages 15 to 25 of the Annual Report to Shareholders for 1996. Our audit also included the financial statement schedule set forth on page S-2 herein. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


/s/ Ernst & Young

Ernst & Young
Chartered Accountants
Registered Auditor
Reading, England
March 6 1997

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS   US FORMAT
--------------------------------------------------------------------------------
MICRO FOCUS GROUP PLC



---------------------------------------------------------------------------------------------------------
                              Balance at           Charged         Charged                      Balance
                            beginning of      to costs and        to other                    at end of
 Description                      period          expenses    accounts (*)     Deductions        period
                                GBP '000          GBP '000        GBP '000       GBP '000      GBP '000
---------------------------------------------------------------------------------------------------------
 Provision for bad and doubtful debts
 ------------------------------------

 Years ended January 31:

                   1995              380               255              60          (209)           486
                   1996              486               457             (3)          (295)           645
                   1997              645               327            (21)            115         1,066
---------------------------------------------------------------------------------------------------------


(*) Exchange rate adjustments

REPORT OF THE INDEPENDENT AUDITORS   UK FORMAT
--------------------------------------------------------------------------------
MICRO FOCUS GROUP PLC


To the Board of Directors and Shareholders of Micro Focus Group Plc


We have audited the balance sheets of Micro Focus Group Plc and the consolidated balance sheets of Micro Focus Group Plc and subsidiaries as of January 31 1996 and 1997 and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flow statements for each of the three years in the period ended January 31 1997 set forth on pages 40 to 55 of the Annual Report to Shareholders for 1996. Our audit also included the financial statement schedule set forth on page S-4 herein. These financial statements and schedule are the responsibility of the Company's management.
Our responsibility is to express an opinion on those financial statements and schedule based on our audits.

We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Micro Focus Group Plc and the consolidated financial position of Micro Focus Group Plc and subsidiaries at January 31 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31 1997 in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


/s/ Ernst & Young

Ernst & Young
Chartered Accountants
Registered Auditor
Reading, England
March 6 1997

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS   UK FORMAT
--------------------------------------------------------------------------------
MICRO FOCUS GROUP PLC



---------------------------------------------------------------------------------------------------------
                              Balance at           Charged         Charged                      Balance
                            beginning of      to costs and        to other                    at end of
 Description                      period          expenses    accounts (*)     Deductions        period
                                GBP '000          GBP '000        GBP '000       GBP '000      GBP '000
---------------------------------------------------------------------------------------------------------
 Provision for bad and doubtful debts
 ------------------------------------

 Years ended January 31:

                   1995              253               166              27          (141)           305
                   1996              305               288              20          (186)           427
                   1997              427               207            (41)             73           666
---------------------------------------------------------------------------------------------------------


(*) Exchange rate adjustments

                                 EXHIBIT INDEX

           Exhibit
             No.                    Document

        Exhibit 2.01* Memorandum of Association of the Company dated as of March 28, 1983, as amended and restated to date.

        Exhibit 2.02* Articles of Association of the Company adopted as of June 19, 1996, as amended and restated to date.

        Exhibit 2.03(1) Form of Specimen Certificate for the Company's Ordinary Shares at GBP 0.10 each.

        Exhibit 2.04(1) Deposit Agreement, dated as of March 1, 1990, among the Company, the Bank of New York and all owners and holders from time to time of American Depositary Receipts.

        Exhibit 2.05(3)+ The Company's 1983-1984 Share Option Plan, as amended, and related documents.

        Exhibit 2.06(3)+ The Company's 1991 Share Option Plan, as amended, and related documents.

        Exhibit 2.07(3)+ The Company's 1994 Employee Benefit Trust and related documents.

        Exhibit 2.08(3)+ The Company's 1996 Share Option Plan and related documents.

        Exhibit 2.09* Form of Indemnification Agreement entered into by the Company with each of its directors and certain executive officers.

        Exhibit 2.10*     Form of Indemnity Agreement entered into by
                          Micro Focus Incorporated, a subsidiary of the Company ("Micro Focus Incorporated"), with each of its directors and certain executive officers of the Company and Micro Focus Incorporated.

        Exhibit 2.11(2)   Master Lease Agreement dated as of March 24,
                          1992 between Micro Focus Incorporated and Mayfair Investments, Inc.

        Exhibit 2.12* Lease Agreement dated as of January 8, 1997 between Micro Focus Incorporated and
                          Passantino-Vidovich Limited Partnership.

        Exhibit 13.01* The portions of the Micro Focus 1996 Annual Report to Shareholders incorporated herein by reference.

        Exhibit 23.01*    Consent of Ernst & Young dated March 6, 1997.

        Exhibit 23.02*    Consent of Ernst & Young dated May 2, 1997.
--------------------

(1) Filed on November 27, 1991 as an exhibit to the Company's Annual Report on Form 20-F, as amended, and incorporated herein by reference.

(2) Filed on March 15, 1993 as an exhibit to the Company's Annual Report on Form 20-F, and incorporated herein by reference.

(3) Filed on April 9, 1997 as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-24867), and incorporated herein by reference.

+    Indicates a management contract or compensatory plan or arrangement

*    Filed herewith