Form 20-F
MICRO FOCUS GROUP PUBLIC LIMITED COMPANY
filed 1998-05-29
CIK 881581

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

                   For the fiscal year ended January 31, 1998

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

       The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN, England
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None.

Securities  registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares of 2p each.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report: 79,416,935 Ordinary Shares of 2p each.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes  X         No ___
            -----
Indicate by check mark which financial statement item the Registrant has elected to follow.

         Item 17  __    Item 18  X
                               -----

                                TABLE OF CONTENTS


                                                                                                               Page

General Introduction..............................................................................................1

PART I

Item 1.   Description of Business.................................................................................3
Item 2.   Description of Property................................................................................15
Item 3.   Legal Proceedings......................................................................................15
Item 4.   Control of Registrant..................................................................................15
Item 5.   Nature of Trading Market...............................................................................16
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders.....................................18
Item 7.   Taxation...............................................................................................18
Item 8.   Selected Financial Data................................................................................22
Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations..................23
Item 9A. Quantitative and Qualitative Disclosures About Market Risk .............................................23
Item 10.  Directors and Officers of Registrant...................................................................23
Item 11.  Compensation of Directors and Officers.................................................................25
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries.........................................25
Item 13.  Interest of Management in Certain Transactions.........................................................26

PART II

Item 14.  Description of Securities to be Registered.............................................................27

PART III

Item 15.  Defaults Upon Senior Securities........................................................................37
Item 16.  Changes in Securities and Changes in Security for Registered Securities and Use of Proceeds............37

PART IV

Item 17.  Financial Statements...................................................................................37

Item 18.  Financial Statements...................................................................................37
Item 19.  Financial Statements and Exhibits......................................................................37

Signatures.......................................................................................................41


                              GENERAL INTRODUCTION

         As used herein, the terms "Micro Focus" and the "Group" refer to Micro Focus Group Public Limited Company and its subsidiaries, and the term "Company" refers to Micro Focus Group Public Limited Company.

         Micro Focus, COBOL Workbench and Revolve are registered trademarks of the Group, and COBOL Developer Suite, Micro Focus COBOL, NetExpress, Revolve/2000, SmartFind-Fix/2000 and SoftFactory/2000 are trademarks of the Group. Certain other trademarks belonging to other companies appear in this Annual Report and are the property of their respective owners.

         In this Annual Report, references to "US dollars" or "$" are to US currency and references to "GB pounds," "GBP" or "p" are to UK currency.

         This Annual Report contains translations of certain amounts in GB pounds to US dollars. Such translations have been made at the noon buying rates in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on the relevant dates. These translations should not be construed as representations that the GB pound amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at any other rate. The exchange rates used by the Company in the preparation of its consolidated financial statements are based on month end rates published at the close of business in London. Such rates may differ from the Noon Buying Rates. For additional information on exchange rates between GB pounds and US dollars, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Exchange Rate Fluctuations" on pages 22 and 50 in the Company's Annual Report to Shareholders for the year ended January 31, 1998 contained in the Report of Foreign Issuer on Form 6-K furnished to the Commission on May 28, 1998 (the "Micro Focus 1998 Annual Report to Shareholders"), which sections of the Micro Focus 1998 Annual Report to Shareholders are incorporated herein by reference. On April 30, 1998, the Noon Buying Rate was $1.67 per GBP 1.

         The Company publishes annual reports containing annual audited consolidated financial statements and opinions thereon by independent public accountants. Such financial statements are prepared on the basis of generally accepted accounting principles in the United States ("US GAAP") expressed in US dollars and on the basis of accounting principles generally accepted in the United Kingdom ("UK GAAP") expressed in GB pounds. There are differences between US GAAP and UK GAAP in the treatment of goodwill and other intangibles acquired in connection with the purchase of subsidiaries, with respect to the methods of computing earnings per share, which is calculated using different formulae under US GAAP and UK GAAP, and with respect to certain disclosures and presentation. The Company has published quarterly updates and semi-annual reports containing unaudited financial information prepared on the same basis as its audited consolidated financial statements. The Company is not required to report quarterly financial information. Such annual reports, quarterly updates and semi-annual reports are furnished to The Bank of New York as "Depositary" under an Amended and Restated Deposit Agreement dated as of March 16, 1998 by and among the Company, The Bank of New York and all owners and holders from time to time of American Depositary Receipts ("ADRs") issued by the Bank of New York (the "Deposit Agreement"). Upon receipt thereof, the Depositary generally will mail all such reports to record holders of ADRs evidencing American Depositary Shares ("ADSs"). The Company also furnishes to the Depositary all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by record holders of ADRs and mails to all record holders of ADRs notices of shareholders' meetings received by the Depositary.

       As a foreign private issuer in the United States, the Company is not required to file quarterly reports with the Securities and Exchange Commission (the "Commission"). However, beginning in June 1997, the Company began furnishing to the Commission on a voluntary basis quarterly reports on Form 6-K which include the results for the applicable Company fiscal quarter in a format similar to that of a Form 10-Q. In addition, foreign private issuers in the United States are not currently required to file electronically with the Commision but may choose to do so. As of March 1997, the Company began voluntarily submitting its filings electronically to the Commission.

         The Financial Statements and other financial information in this Annual Report do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended January 31, 1998, 1997 and 1996 have been delivered to the Registrar of Companies for England and Wales. The auditor's reports on such accounts were unqualified.

         The Company's fiscal year ends on January 31 of each year. The references in this Annual Report and the financial statements incorporated herein by reference for fiscal years 1998, 1997 and 1996 are for the years ended January 31, 1998, 1997 and 1996, respectively.

         This  Form  20-F  contains,  and  incorporates  by  reference,  certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to, the Company's management. Such forward-looking statements are subject to the safe harbor created by the U.S. Private Securities Litigation Reform Act of 1995. When used in this document and in the documents incorporated herein by reference, the words "anticipate," "believe," "estimate," "expect," "intends" and similar expressions, as they relate to the Group, the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Additionally, statements concerning future matters such as the features, benefits and advantages of the Company's products, the development of new products, enhancements or technologies, business and sales strategies, developments in the Company's target markets, matters relating to distribution channels, proprietary rights, competition and facilities needs and other statements regarding matters that are not historical are forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed below in "Part I, Item 1- Risk Factors", as well as those discussed elsewhere in this Form 20-F and in the documents incorporated herein by reference. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 20-F.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         Micro Focus designs, develops, markets and supports application development tools and services for business application development. The Group's products focus primarily on markets using the Common Business Oriented Language ("COBOL"). The Group's products permit users to analyze, create, re-engineer and deploy software applications for a complete range of computer equipment, from personal computer workstations to mainframe computers. In addition, the Group's products and services enable enterprise application development and reengineering of applications, including the analysis and remediation of programs to meet the requirements of the Year 2000.

         Micro Focus Limited was established in England in August 1976 and became a wholly-owned subsidiary of the Company in May 1983. The Company was incorporated in England in March 1983 as a public limited company under the Companies Acts 1948 to 1981 of Great Britain and is the holding company for a number of subsidiary companies. In May 1983, the Company obtained a quotation on the Unlisted Securities Market of The International Stock Exchange of the United Kingdom and Republic of Ireland Limited, which is now the London Stock Exchange Limited (the "London Stock Exchange"), and in June 1984, the Company became a fully listed company on the London Stock Exchange. In May 1992, the Company became listed on the Nasdaq National Market.

Industry Background
-------------------

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

Products
--------

         COBOL is the industry standard computer language for writing business applications running on mainframe computers ("mainframes") and minicomputers. Many enterprises have massive investments in trained programmers and working applications often consisting of many hundreds of thousands of lines of COBOL code. The Group's product and service offerings are concentrated primarily on the COBOL language and the delivery of application development tools that meet the needs of these programmers. COBOL was developed in the late 1950's and, since the early 1960's, has been the subject of national standards committees that have continually modified and modernized the language to meet changing technologies and programmer needs.

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

Market
------

         Micro Focus has targeted three enterprise computing market segments in which it believes its tools and services offer significant value to customers. Such market segments are Year 2000 Solutions, Distributed Computing Solutions and Enterprise Solutions.

         Year 2000 Solutions

         In the early years of mainframe computing, in order to save on memory disk storage costs and processing time, years were typically represented by two digits, such as 1998 being denoted by "98." This identification was not considered a problem until recently when it became apparent that applications which use this two-digit year date convention will fail to function properly when referring to years after 1999. After that date, applications using two-digit dates will in many cases believe the year to be 1900 or some other year prior to 2000. As a result, this two-digit date convention will lead to malfunctions in a large number of mission-critical business applications. For example, banking applications may fail to compute principal and interest payments properly, inventory programs may conclude that all inventory is too old (having apparently been acquired in the year 1900), air traffic and other traffic control systems may malfunction forcing airplanes, trains and other vehicles to stop running and paralyzing mass transit, telephone and other telecommunication systems may stop working or inaccurately record user access and billing information, vital military and defense systems may fail, government tax systems may generate inaccurate taxpayer and tax liability information, and government benefit programs may not be able to generate accurate payment information for welfare, social security and other benefit recipients.

         A large number of the programs affected by the Year 2000 problem are mainframe programs written in COBOL and other popular mainframe languages such as PL/I and Assembler. Micro Focus' long-standing market position as a provider of business application programming tools for this environment and its current set of available products and services have resulted in a leadership position for offering customers Year 2000 solutions.

         Micro Focus currently offers two specialized products for Year 2000 analysis and remediation. SmartFind-Fix/2000 is a highly automated tool for finding and fixing COBOL code that will be affected by the Year 2000 problem. Revolve/2000 is a program understanding and analysis tool that provides an effective means for customers to assess the potential for Year 2000 compliance problems in their applications, as well as an effective toolset for finding and replacing date deficient code. In the area of Year 2000 compliance testing, Micro Focus' COBOL Workbench is used by some customers to correct date deficient code.

         Some industry analysts have estimated that worldwide expenditures to correct and test the Year 2000 problem could exceed $300 billion. During fiscal 1998, Micro Focus intends to enhance its product offerings for the Year 2000 problem and to offer a greater level of services to support customers facing Year 2000 problems. Micro Focus believes that few companies have completed their Year 2000 compliance projects, that customer spending for the Year 2000 problem will significantly increase in fiscal 1998, and that its Year 2000 analysis and testing products and services will continue to be well received in meeting the needs of customers.

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

         Micro Focus offers a full range of programming tools and technologies to deliver distributed computing solutions. These tools include NetExpress, a new set of COBOL development tools designed to simplify the creation of enterprise quality programming for the Internet and intranet environments; the COBOL Developer Suite, an integrated COBOL development environment for all major UNIX platforms; and other tools for developing applications for the popular Windows 95 and NT platforms. Micro Focus believes that it is well-positioned to capitalize on the growing need for application development tools and services to support distributed computing applications.

         Enterprise Solutions

         "Enterprise Solutions" are offered to customers with mainframe-based business software applications that frequently have been in place meeting customer needs for many years. The most obvious examples of these systems are the many business applications that have been created to meet individual information processing needs of a business and which by their nature are believed to provide an enterprise with competitive advantage in its market. Examples include specialized insurance rate quote software, and statistical applications that assist in key business decisions. These applications were often among the first that were computerized in an enterprise, and in many cases, the original applications have never been abandoned but instead continuously upgraded and improved. These mainframe-based applications can be among the most valuable intangible assets that a business may own.

         Micro Focus offers its tools and services to meet the needs of application developers who create, maintain and extend such "legacy" applications. Since most of these applications are written in COBOL, Micro Focus believes that its core competency with the COBOL language and its continuing efforts to develop more efficient and productive development environments offer these customers a highly-valued solution to maintain and extend their mainframe-based business applications.

         Micro Focus tools take advantage of the highly productive user interface offered by the PC environment, but emulate the key aspects of the mainframe environment. These features permit programmers to develop, maintain and extend their key legacy assets efficiently and cost-effectively. In addition, Micro Focus tools provide the ability to move these program assets to platforms other than the mainframe by offering compatible COBOL compilers across the range of UNIX and PC computing platforms.

Direct Sales, Support, Maintenance and Training Services
--------------------------------------------------------

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

         Product support and maintenance are important components of Micro Focus' business as customers are increasingly dependent upon the ability to receive technical assistance regarding the use and operation of products in order to deploy them effectively. Micro Focus believes that its policy of providing a continuously improving product set strengthens its support and maintenance offering.

         In addition to support services, the direct business provides customer training in both on-site and public classes. Such classes are designed to train customers in the use of Micro Focus' products.

OEM Business Products, Support and Maintenance
----------------------------------------------

         Micro Focus also licenses its products through an OEM sales channel. The OEM sales channel provides Micro Focus technologies and products to computer manufacturers worldwide for distribution with their computer equipment. Micro Focus believes that OEM's distribute Micro Focus development tools in order to attract customers to their hardware and operating system offerings as the availability of good development tools is a key OEM selling strength.

         OEM products that are licensed to US and European OEM's are targeted primarily at the UNIX environment. Products that are licensed to OEM's in Japan are predominantly intended for Windows operating systems.

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

Research and Development
------------------------

          Micro Focus has a policy of consistently updating its software products for the various operating systems consistent with customer demand. Each new release adds greater functionality and more features to the products. Research and development expenditures in the years ended January 31, 1998, 1997 and 1996, respectively, were GBP 17.6 million/$31.6 million, GBP 19.2 million/$34.1 million, and GBP 23.4 million/$40.3 million which represented approximately 19%, 28% and 30%, respectively, of the Group's revenue. Of these expenditures, GBP 5.7 million/$9.3 million, GBP 5.3 million/$8.3million and GBP
9.9 million/$15.6 million, respectively, were capitalized as software product assets. For the same years, GBP 7.8 million/$12.7 million, GBP 8.1 million/$12.7 million and GBP 8.8 million/$13.9 million, respectively, were amortized and included in research and development costs resulting in total research and development charges of GBP 19.7 million/$35 million, GBP 24.3 million/$38.6 million and GBP 26.1 million/$38.6 million, respectively.

         Certain Micro Focus products are developed by third parties and are provided to Micro Focus under license and distribution arrangements that require Micro Focus to pay license fees. These third parties typically have a continuing obligation to improve and maintain the products supplied to Micro Focus. For the year ended January 31, 1998, revenue from such products accounted for approximately 3% of Micro Focus' total revenue.

         Products shipped by Micro Focus are comprised primarily of printed material on paper and software programs copied onto diskettes, tape media or CD-ROM. These raw materials are widely available.

Sales and Marketing
-------------------

         Micro Focus has local sales and marketing operations in the United Kingdom, the United States, Canada, Japan, Germany, France, Spain and India. During the last fiscal year, sales by geographic region have been distributed as follows: 51% in the United States, 12% in the United Kingdom, 19% in rest of Europe (excluding the United Kingdom), 4% in Canada, 4% in Japan and 10% in the rest of the world.

         Micro Focus end-user customers consist of corporate data processing centers, independent software vendors, individual software developers, value-added resellers and computer equipment manufacturers. The customer base is broad, with no individual customer accounting for more than 3% of total revenue in the year ended January 31, 1998.

         As of January 31, 1998, the Group's sales and sales support organization consisted of 34 people in the United Kingdom, 112 people in the United States and 105 people located in other countries, and Micro Focus had distributors representing its products throughout the world.

         Micro Focus sponsors an Academic Grant Program which allows Micro Focus COBOL Workbench and related products to be used in accredited curriculum studies and for research. As of January 31, 1998, approximately 320 universities, colleges and other educational institutions had become participants in the Program.

Employees
---------

         As of January 31, 1998, Micro Focus had 827 employees, of whom 282 were located in the United Kingdom, 392 were located in the United States and 153 were located in other countries. None of the Group's employees is represented by a labor union. Micro Focus has experienced no work stoppages and believes its relations with its employees are good.

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

Recent Acquisitions or Dispositions
-----------------------------------

         On April 30, 1997, the Company acquired all the share capital of Millennium (UK) Limited ("Millennium") for total consideration of approximately GBP 4 million/$6.5 million, which consisted of a payment of GBP 2 million/$3.25 million in cash and the issuance of 745,710 Ordinary Shares of the Company with a value of approximately GBP 2 million/$3.25 million on the date the acquisition was completed. Millennium provided consulting and project management services and had specialized expertise in the estimating, planning and management of Year 2000 compliance projects for large scale systems, as well a development expertise in Web-based applications. Effective January 31, 1998, Millennium's consulting services were integrated with the professional service operations of the Company.

         On January 20, 1998, the Company acquired XDB Systems, Inc. ("XDB") for total consideration of approximately GBP 11.54 million/$18.64 million on the date of the acquisition, which consisted of the issuance of 2,084,825 Ordinary Shares of the Company (including up to 192,850 Ordinary Shares to be issued to holders of XDB options upon exercise of such options). XDB, a privately-held corporation based in Columbia, Maryland, is a provider of DB2 database development, maintenance and connectivity solutions.

Risk Factors
------------

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

         Year 2000 Business and Compliance Issues

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

         The Group is in the process of reviewing its major internal corporate systems for any potential Year 2000 compliance issues and intends to take appropriate corrective action based on the results of such review. The Group does not currently anticipate that it will incur material operating expenses or be required to invest heavily in internal system improvements as a result of Year 2000 compliance issues. In addition, the Group believes that the current versions of its software products are Year 2000 compliant. Notwithstanding the foregoing, there can be no assurance that the Year 2000 problem will not have an adverse effect on the Group's business, financial condition or results of operations, which are not controlled by the Group, but on which the Group may rely with respect to its business and operations.

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

         Risks Associated with Global Operations

         For the fiscal years ended January 31, 1998, 1997 and 1996, sales to customers outside of the United States represented approximately 49%, 46% and 43%, respectively, of Micro Focus' total net revenue. The Group intends to continue to expand its operations outside of the United States and enter additional international markets. The Group has committed and continues to commit significant time and resources to developing international sales and support channels. There can be no assurance that such efforts will be successful. The failure of such efforts could have a material adverse effect on the Group's business, financial condition and results of operations. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations, longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain foreign counties in which the Group's products may be marketed may not protect the Group's intellectual property rights to the same extent as do the laws of the United States and Europe. There can be no assurance that the factors described above will not have an adverse effect on the Group's future international revenue and, consequently, on the Group's business, results of operations and financial condition.

         Reliance on Operations in the United Kingdom; English Corporation

        The Group's primary engineering and research and development operations are located in the United Kingdom. The geographic distance between the Group's engineering personnel in the United Kingdom on the one hand and the Group's primary markets in the United States on the other hand has in the past led and could in the future lead to logistical and communication difficulties. There can be no assurance that the geographic and cultural differences between the Group's United States and United Kingdom personnel and operations will not result in problems that materially adversely affect the Company's business, financial condition and results of operations. Furthermore, given that the Group's research and development operations are located in the United Kingdom, its operations and the market price of its securities are directly affected by economic and political conditions in the United Kingdom.

         In addition, the right of holders of Ordinary Shares and, therefore, certain of the rights of holder of ADRs, are governed by English law, including the Companies Act 1985, and by the Company's Memorandum and Articles of Association. These rights differ in certain respects from the rights of shareholders in typical United States corporations.

         Enforcement of Civil Liabilities

         The Company is a public limited company organized under the laws of England and Wales. A significant portion of the assets of the Company is located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or to enforce against the Company, in United States courts, judgments obtained in such courts predicated upon the civil liability provision of the federal securities laws of the United States. There is doubt as to the enforceability in England, in original actions or in actions for enforcement of judgments of United States court, of civil liabilities predicated solely upon such securities laws.

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

         Acquisitions

         The Group completed two significant business combinations during fiscal 1998. See "Recent Acquisitions or Dispositions". The Group is in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. In addition, these acquisitions could require significant additional management attention. The Group expects to continue growing its business through acquisitions. If the Group is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Group's business, results of operations and financial condition could be adversely affected in future periods.

Forward-Looking Statements
--------------------------

         This  Form  20-F  contains,  and  incorporates  by  reference,  certain forward-looking statements (as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to, the Company's management. Such forward-looking statements are subject to the safe harbor created by the U.S. Private Securities Litigation Reform Act of 1995. When used in this document and in the documents incorporated herein by reference, the words "anticipate," "believe," "estimate,"

"expect," "intends" and similar expressions, as they relate to the Group, the Company or its management, are intended to identify such forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Additionally, statements concerning future matters such as the features, benefits and advantages of the Company's products, the development of new products, enhancements or technologies, business and sales strategies, developments in the Company's target markets, matters relating to distribution channels, proprietary rights, competition and facilities needs and other statements regarding matters that are not historical are forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed above in "Risk Factors", as well as those discussed elsewhere in this Form 20-F and in the documents incorporated herein by reference. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 20-F.

ITEM 2.   DESCRIPTION OF PROPERTY

         The Group's worldwide headquarters consist of approximately 80,000 square feet of office space located on an 8-acre site in Newbury, England, which is owned by the Group. Micro Focus also leases approximately 4,690 square feet at a nearby production facility, and the lease for this facility expires in 2009.

         Micro Focus maintains a U.S. headquarters in Mountain View, California, where it leases office space of approximately 56,000 square feet located at 701 East Middlefield Road, Mountain View, California 94043, and this lease for its U.S. headquarters expires in 2007. Micro Focus also leases a nearby production facility in Santa Clara, California that covers approximately 9,000 square feet, and this lease for the production facility expires in 2002.

         Micro  Focus  also  maintains   facilities  in  the  following   areas:
Philadelphia, Pennsylvania; Chicago, Illinois; New York, New York; Cedarberg, Wisconsin; Boston, Massachusetts; Raleigh, North Carolina; Columbia, Maryland; Toronto and Montreal, Canada; Paris, France; Munich, Germany; Barcelona and Madrid, Spain; Tokyo, Japan; and Bangalore, India.

         Micro Focus believes that its premises are generally suitable and adequate for the purposes for which they are used.

ITEM 3.  LEGAL PROCEEDINGS

         There are no material legal proceedings pending to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

ITEM 4.  CONTROL OF REGISTRANT

         As far as is known to the Company, it is not directly or indirectly owned or controlled by one or more corporations or a foreign government.

         The following table sets forth certain information as of April 30, 1998, with respect to the Company's outstanding Ordinary Shares held by: (i) any person who is known by the Company to be the owner of more than 10% of the Company's Ordinary Shares; and (ii) all directors and officers of the Company as a group.

Identity of Person or Group         Amount Owned               Percent of Class
---------------------------         ------------               ----------------
Bank of New York (1)                    11,101,620                     13.92%

All directors and officers
as a group (13 persons)                 734,730                         0.92%

--------------------
(1) Held beneficially as the depositary of the Company's ADSs for which ADRs have been issued. Each one ADS represents five Ordinary Shares of the Company.

         The Company knows of no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

ITEM 5.  NATURE OF TRADING MARKET

         The Company's Ordinary Shares are listed on the London Stock Exchange and ADSs, each representing five Ordinary Shares, are traded in the United States. The ADSs are evidenced by ADRs issued by the Depositary pursuant to the terms and conditions of the Deposit Agreement.

         In 1992, the Company listed its ADSs on the Nasdaq National Market where they trade under the symbol MIFGY. In connection with such listing, the Company has sought and received a waiver of the Nasdaq National Market corporate governance requirements that were not then commonly observed by companies organized in the United Kingdom (which include requirements for at least two external directors and an audit committee).

         Effective as of the close of business on March 13, 1998, the Company undertook a subdivision (or stock split) of its ordinary shares (the "Ordinary Shares") on a 5-for-1 basis. The Company's ADSs have been adjusted such that each ADS represents 5 Ordinary Shares. Unless provided otherwise herein, share and per share references included in this Annual Report have been adjusted to reflect the impact of the above-mentioned stock split of the Ordinary Shares.

         The following table sets forth for the periods indicated (i) the high and low middle market quotations for the Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange and (ii) the equivalent US dollar prices translated at the Noon Buying Rate on the date of such high and low quotations.

                                 Ordinary Shares
                                 ---------------
Fiscal Years Ended
January 31,                           High     Low               High      Low
----------------------                -------------              --------------
                                     (in GB Pounds)             (in US Dollars)
1997

  First Quarter                     2.67        1.12            4.06       1.70
  Second Quarter                    2.02        1.29            3.01       1.98
  Third Quarter                     2.08        1.40            3.33       2.17
  Fourth Quarter                    2.28        1.58            3.72       2.63

1998

  First Quarter                     2.75        2.04           4.46        3.29
  Second Quarter                    3.85        2.65           6.45        4.30
  Third Quarter                     4.66        3.27           7.55        5.35
  Fourth Quarter                    5.66        3.88           9.44        6.52

         The table below shows the highest and lowest bid prices for the ADSs in US Dollars as reported by the Nasdaq National Market for the periods indicated.

                           American Depositary Shares
                           --------------------------

Fiscal Years Ended
    January 31,                              High             Low
---------------------                        ---------------------
                                                (in US Dollars)
1997

First Quarter                                21.25             8.38
Second Quarter                               15.88             9.75
Third Quarter                                16.50            10.50
Fourth Quarter                               19.63            12.75

1998

First Quarter                                 22.50           16.38
Second Quarter                                33.38           21.25
Third Quarter                                 39.13           26.25
Fourth Quarter                                47.50           32.88


         As of April 30, 1998, 2,122,569 Ordinary Shares and 2,220,324 ADSs (each representing five Ordinary Shares) were held of record in the United States. These Ordinary Shares and ADSs were held by 75 record holders and approximately 1,600 record holders, respectively, and represented 2.66% and 13.92%, respectively, of the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares and ADSs were held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or of where the beneficial holders are resident.

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

ITEM 7.  TAXATION

         The following summary does not address United States state or local taxes nor does it address foreign law other than that of the United Kingdom as it would affect US holders (persons resident in the United States and not resident in the United Kingdom, under the current double taxation convention between the United States and the United Kingdom). Non US holders may experience significantly different tax consequences and should consult their own tax advisors.

         In addition, the following is a general summary that does not address all material tax consequences of the ownership of Ordinary Shares or ADSs. Holders of Ordinary Shares or ADS should consult their own tax advisors as to the particular tax consequences to them of ownership of the Ordinary Shares or ADSs. The following summary does not take into account the specific circumstances of any particular shareholders (such as tax-exempt entities, certain insurance companies, broker dealers, shareholders liable for alternative minimum tax, shareholders that actually or constructively own 10% or more of the voting shares of the Company, shareholders that hold Ordinary Shares or ADSs as part of a straddle or a hedging or conversion transaction, or shareholders whose functional currency is not the US dollar), some of which may be subject to special rules.

UK Income Taxation of Dividends
-------------------------------

         No dividends have ever been paid by the Company. However, in the event dividends were to be paid in cash and denominated in dollars, the following would apply.

         The Company is required when paying a dividend to account to the UK Inland Revenue for an advance payment of corporation tax ("ACT"). The rate of ACT is currently 1/4 of any dividend paid to shareholders, which is equivalent to 20% of the combined dividend paid and related ACT.

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

         No credit is available and no withholding tax applies to a shareholder whose holdings are effectively connected with either a permanent establishment in the United Kingdom from which the shareholder carries on a business in the United Kingdom or a fixed base in the United Kingdom from which the shareholder performs independent personal services. In such a case, special provisions of the convention on business profits and on independent personal services would apply. Special rules apply in the case of shareholders that are US corporations, and are either: (a) residents in the United Kingdom; or (b) US corporations at least 25% of the capital of which is held, directly or indirectly, by persons that are not individual residents or nationals of the United States and that satisfy certain other conditions. Further special rules may apply if the shareholder: (i) is a partnership, an estate or a trust that is a resident of the United States; (ii) is exempt from taxation in the United States on dividends paid by the Company; or (iii) owns 10% or more of the class of shares of the Company paying the dividend.

         In the event of a dividend, the Bank of New York can arrange, subject to certain exceptions, for the tax credit (net of the withholding tax) to be refunded, at the same time as and together with any dividend being paid to a US ADR holder otherwise entitled to a refund, if the ADR holder completes the declaration on the reverse of the dividend check and presents the check for payment within three months from the date of issue of the check. ADR holders who do not satisfy these requirements must, in order to obtain a refund of the tax credit (net of the withholding tax), file in the manner and at the time described in Revenue Procedure 80-18, 1980-1 C.B.623 and Revenue Procedure 81-58, 1981-2 C.B.678, a claim for refund of the tax credit identifying the dividends with respect to which the tax credit was paid. These arrangements do not apply to certain shareholders or ADR holders, including certain investment or holding companies and bodies exempt from US tax on the dividends received, who must make a direct claim, as summarized below. An ADR holder should consult its own tax advisor to determine whether UK authorities have taken any actions which would deny an ACT refund.

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

         Legislation has recently been enacted (the UK Finance Act (No.2 ) 1997) which will reduce the rate of tax credits available to UK resident individual shareholders on dividends paid by the Company to 10% of the gross dividend from April 1999. Accordingly with effect from April 1999, an eligible US holder will no longer be entitled to receive a treaty payment as the 15% UK withholding tax will exceed the tax credit amount. The amount of the excess will not be deducted from the cash dividend entitlement of the eligible US holder which will continue to be paid free of UK withholding tax. US holders and other shareholders resident outside the United Kingdom who are in any doubt about their position should consult an appropriate professional adviser on the effect of these changes for them.

         In his U.K. "Green" Budget announcement made on November 25, 1997, the UK Chancellor of the Exchequer announced the abolition of ACT from April 1999, which was confirmed in his budget on March 17, 1998. Even if this proposal is enacted, dividends will continue to be paid free of withholding tax.

US Federal Income Taxation of Dividends
---------------------------------------

         For US income tax purposes, a US holder of ADRs will realize dividend income in an amount equal to the sum of any cash dividend paid and the related tax credit, without reduction for any UK withholding tax thereon. Such dividend income will generally not be eligible for the dividends received deduction allowed to corporations. Subject to certain limitations, the UK withholding tax will be treated as a foreign income tax that may be claimed as a credit against US federal income tax liability. The dividend income will, for purposes of computing the foreign tax credit limitation, constitute income from a source outside the United States but, with certain exceptions, will also be treated together with other items of "passive" or "financial service" income. Special rules, not discussed here, apply for purposes of determining the foreign tax credit available to a US corporation that controls 10% or more of the voting shares of the Company.

Taxation on Capital Gains
-------------------------

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

UK Inheritance Tax
------------------

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

US Estate Tax
-------------

         US residents and US citizens will be subject to an estate tax on the fair market value of the shares at the date of death. The estate tax is imposed on the value of all assets, subject to a specific dollar credit and certain deductions. If the assets are passed in a tax deductible way to a surviving spouse, the estate tax is deferred. If the surviving spouse is not a US citizen, the tax is only deferred if a specialized trust is established with a US trustee.

UK Stamp Duty and Stamp Duty Reserve Tax
----------------------------------------

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

         Ad valorem stamp duty will be imposed on any instrument transferring Ordinary Shares to a nominee or agent for a depositary which then issues depositary receipts (such as the ADRs). Where the instrument is liable to stamp duty as a "conveyance on sale" (because it completes a sale of Ordinary Shares or ADSs), then the rate of duty will be 1 1/2% of the consideration for the sale implemented by the instrument. Where the instrument of transfer is not stampable as a conveyance on sale, then the rate of duty will be 1 1/2% of the market value of the security transferred by the instrument.

         There is also a potential charge to SDRT which will apply where Ordinary Shares are transferred to a nominee or agent for the Depositary under an arrangement under which the Depositary issues ADRs. SDRT, which will be payable by the Depositary, will be charged at a rate of 1 1/2% of the consideration for the transfer. Where there is no such consideration, the rate of the SDRT will be 1 1/2% of the market value of the securities transferred. The charge to SDRT will, however, be reduced by the amount, if any, of ad valorem stamp duty paid on the instrument transferring the Ordinary Shares.

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

Other US Issues
---------------

         As of May 22, 1998, the Company is not a controlled foreign corporation ("CFC"), a passive foreign investment company ("PFIC"), or a foreign personal holding company ("FPHC"), and the Company does not anticipate becoming a CFC, PFIC or FPHC. Neither the Company nor its advisers have a duty or will undertake to inform US shareholders of changes in circumstances which would cause the Company to become a CFC, PFIC or a FPHC. US shareholders should consult their own tax advisers concerning the status of the Company as a CFC, PFIC or FPHC.

ITEM 8.  SELECTED FINANCIAL DATA

Selected Consolidated Financial Data
------------------------------------

         The Selected Consolidated Financial Data in US Format set forth on page 16 and the Selected Consolidated Financial Data in UK Format set forth on page 44 of the Micro Focus 1998 Annual Report to Shareholders are incorporated herein by reference.

Exchange Rates
--------------

         The following table sets forth, for the periods and as of dates indicated, the average, high, low and end of period Noon Buying Rates for GB pounds in US dollars per GBP 1.

Fiscal Year Ended January 31,       Average*    High      Low    Period End
----------------------------        --------    ----      ----   -----------

1994.................................  1.50     1.59      1.42    1.49
1995.................................  1.55     1.64      1.46    1.58
1996.................................  1.57     1.61      1.51    1.51
1997.................................  1.58     1.71      1.49    1.60
1998.................................  1.64     1.70      1.58    1.63

* The average of the exchange rates on the last day of each calendar month during the period.

         On April 30, 1998, the Noon Buying Rate was $1.67 per GBP 1.

         Fluctuations in the exchange rate between the GB pound and the US dollar will affect the US dollar amounts received by holders of the ADSs upon conversion by the Depositary of cash dividends paid in GB pounds on the Ordinary Shares represented by the ADSs and may affect the relative market prices of the ADSs in the United States and the Ordinary Shares in the United Kingdom.

         With respect to the effect of exchange rate fluctuations on the Group's results of operations, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Exchange Rate Fluctuations" on pages 22 and 50 of the Micro Focus 1998 Annual Report to Shareholders, which sections on exchange rate fluctuations are incorporated herein by reference.

Dividends
---------

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

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Management's Discussion and Analysis of Results of Financial Condition and Results of Operations for the fiscal years ended January 31, 1998, 1997 and 1996, which is contained on pages 17 through 22 and pages 45 through 50 of the Micro Focus 1998 Annual Report to Shareholders, is incorporated herein by reference.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

         The Memorandum and Articles of Association of the Company provide that, unless otherwise determined by ordinary resolution of the Company, the number of directors shall be not less than two in number. There are currently six directors. At each annual general meeting, one-third of the directors who are subject to retirement by rotation (or, if their number is not three or a multiple of three, the number nearest to but not exceeding one-third) shall retire from office. A director appointed by the directors to an executive office is not subject to retirement by rotation. However, notwithstanding such provision, the directors have since the formation of the Company retired by rotation.

         Executive officers of the Company serve at the discretion of the Board of Directors.

         The directors and executive officers of the Company, effective May 22, 1998, are as follows:

Board of Directors
------------------

Name                    Position                      Date Elected or Appointed
----                    ---------                     --------------------------

Paul A. Adams           Director and  Vice President,            November 1986
                        International Sales

J. Michael Gullard      Director and Chairman                    May 1995

Harold Hughes           Director                                 December 1993

Martin Waters           Director, President and                  July 1997
                        Chief Executive Officer

J. Sidney Webb          Director                                 December 1997


Executive Officers
------------------

Name                    Position                                Date Appointed
----                    --------                               ----------------

Stanley Blaustein       Vice President and                       November 1996
                        Chief Information Officer

Richard Butts           Vice President, Human Resources          June 1996

Michael Mahoney         Senior Vice President,                   May 1998
                        North American Sales Operations

Buff Jones              Senior Vice President,                   March 1998
                        Business Development

Christopher Sanders     Senior Vice President,                   September 1997
                        Product Operations

Richard Van Hoesen      Senior Vice President,                   March 1998
                        Chief Financial Officer and
                        Secretary

         Biographical information with respect to the directors and officers is shown below.

     Mr. Adams has been a director for the Company since 1986, has served in various executive capacities with the Company since 1978 and is currently Vice President, International Sales of the Company.

     Mr. Gullard has been a non-executive director of the Company since May 1995. He is General Partner of the venture capital firm of Cornerstone Management.

     Mr. Waters joined the Company as a director and its President and Chief Executive Officer in July 1997.

     Mr. Hughes has been a non-executive director of the Company since December 1993. He is Chief Executive Officer of Pandesic LLC.

     Mr. Webb has been a non-executive director of the Company since December 1997. He is Chairman of Titan Corporation.

     Mr. Blaustein joined the Company in November 1996 as its Vice President and Chief Information Officer.

     Mr. Butts has served in various capacities with the Company since 1983 and is currently Vice President,
Human Resources.

     Mr. Mahoney joined the Company in May 1998 as its Senior Vice President, North American Sales Operations.

     Ms. Jones joined the Company in March 1998 as its Senior Vice President, Business Development.

     Mr.  Sanders  joined the  Company  in  September  1997 as its  Senior  Vice
President,   Strategic  Planning  and  became  Senior  Vice  President,  Product
Operations of the Company in January 1998.

     Mr. Van Hoesen joined the Company in March 1998 as its Senior Vice President, and Chief Financial Officer. In May 1998, Mr. Van Hoesen also became the Secretary of the Company.

         There are no family relationships between any director or executive officer and any other director or executive officer and there are no arrangements or understandings between any executive officer or director and any other person pursuant to which an executive officer or director was or is to be selected to such position.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         For the fiscal year ended January 31, 1998, the aggregate amount of compensation paid by Micro Focus to all directors and officers as a group (15 persons) for services in all capacities totaled GBP 1,964,000/$3,222,000. For the same period, the compensation of the chairman of Micro Focus was GBP 50,000/$82,000. The aggregate amount set aside or accrued by Micro Focus for the fiscal year ended January 31, 1998 to provide pension, retirement or similar benefits for directors and officers of Micro Focus, pursuant to any existing plan provided or contributed to by Micro Focus, totaled GBP 47,000/$77,000.

         The  amounts  paid to the  directors  and  officers  as a group  may be
divided  as   follows:   GBP   932,000/$1,514,000   was  paid  as  salary,   GBP
73,000/$120,000 was paid as director's fees, other benefits of GBP 211,000/$345,000, consulting fees of GBP 120,000/$200,00 paid to one former director, compensation payments for loss of office of GBP 137,000/$225,000 to one former director, and the remainder was payable under three different cash bonus programs. Each cash bonus program sets certain operating plans, and bonus amounts are paid based upon the Group's performance against the operating plan. Further compensation information is provided under "Executive Remuneration Committee's Report - Directors Remuneration Policy" on page 41 of the Micro Focus 1998 Annual Report to Shareholders, which compensation information is incorporated herein by reference.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         The Company has four share option plans (the "Micro Focus Plans"), the Micro Focus Share Option Plan 1983-1984, the Micro Focus Share Option Plan 1991, the Micro Focus Group Employee Benefit Trust 1994 (the "1994 Plan") and the Micro Focus Share Option Plan 1996 (the "1996 Plan"). The share option plans provide for the granting of options to purchase Ordinary Shares in the Company to Micro Focus employees and consultants. The Company currently has the authority to grant stock options under the 1994 Plan and the 1996 Plan.

         In connection with the Company's acquisition of XDB, the Company assumed the XDB Systems, Inc. 1992 Stock Option Plan and the XDB Systems, Inc. 1996 Stock Option Plan (the "XDB Plans"), and the outstanding stock options under the XDB Plans as of January 20, 1998, the effective date of the acquisition, were converted into stock options to purchase Ordinary Shares of the Company. No further stock options have been or will be granted under the XDB Plans.

         At April 30, 1998, there were outstanding stock options under the Micro Focus Plans and XDB Plans to purchase an aggregate of 11,216,336 Ordinary Shares with exercise prices ranging from GBP 1.08 to GBP 7.08 and expiration dates ranging from 1998 to 2008. At the same date, the following directors (and directors and officers as a group) held options to purchase the number of shares set forth opposite their respective names:




                       Number of Shares            Option Price                Expiration Date
                       ----------------            ------------                ---------------
Paul A. Adams                8,000                   GBP 1.084                  August 8, 1998
                           286,500                   GBP 1.37                   April 9, 2003
                            50,000                   GBP 2.118                  March 5, 2007

Ronald H. Forbes           256,500                   GBP 1.37                   April 9, 2003

Harold Hughes              50,000                    GBP 2.996                  August 19, 2002
                           10,000                    GBP 2.396                  June 16, 2004

J. Michael Gullard         50,000                    GBP 2.134                  June 2, 2004
                          250,000                    GBP 1.67                   June 21, 2006

Martin Waters           1,187,500                    GBP 4.202                  September 16, 2004
                        1,812,500                    GBP 4.202                  September 16, 2007

Directors and Officers
  as a group
 (13 persons)              10,000                    GBP   1.084                August 8, 1998
                          667,950                    GBP   1.37                 April 10, 2003
                          525,000                    GBP   1.466                September 11, 2006
                          250,000                    GBP   1.67                 June 21, 2006
                          120,000                    GBP   1.81                 December 3, 2006
                           50,000                    GBP   2.118                March 5, 2007
                           50,000                    GBP   2.134                June 2, 2004
                           10,000                    GBP   2.396                June 16, 2004
                           50,000                    GBP   2.996                August 19, 2002
                        1,187,500                    GBP   4.202                September 16, 2004
                        2,062,500                    GBP   4.202                September 16, 2007
                          175,000                    GBP   6.25                 March 4, 2008


ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         The  information  required  by this  Item  is  incorporated  herein  by
reference   from   "Executive   Remuneration    Committee's    Report-Directors'
Remuneration" on page 42 of the Micro Focus 1998 Annual Report to Shareholders.


                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

The Registrant has elected to respond to this Item.

Description of Ordinary Shares
------------------------------

         The following summarizes certain rights of holders of the Company's Ordinary Shares based on the Company's Memorandum and Articles of Association ("Articles of Association") and English law in force as of the date of this Annual Report. The summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association, which are incorporated by reference in this Annual Report.

         The authorised share capital of the Company is GBP 2,250,000 divided into 112,500,000 Ordinary Shares of 2p each, of which 79,416,935 Ordinary Shares were outstanding on January 31, 1998. Each of the issued Ordinary Share is fully paid and not subject to any further calls or assessments by the Company. There are no conversion rights, redemption provisions or sinking fund provisions related to the Ordinary Shares. The Ordinary Shares are issued in registered form. See Item 16 for a description of the five-for-one stock split of the Ordinary Shares effective as of the close of business on March 13, 1998.

         In the following description, a "shareholder" is the person registered in the Company's register of members as the holder of the relevant share. The Depositary for the Company's ADSs will be the shareholder in respect of those Ordinary Shares represented by ADS against which ADRs are issued pursuant to the Deposit Agreement.

         Dividends

         All dividends on the Ordinary Shares shall be declared and paid according to the amount paid up on the Ordinary Shares (otherwise than in advance of calls) but no dividend shall be declared in excess of the amount recommended by the directors. The directors may from time to time pay to the members of the Company such interim dividends as appear to the directors to be justified by the profits of the Company available for distribution. Final dividends may be declared by resolution of the members on the recommendation of the Board. There are no fixed dates on which entitlement to dividends arises on the Ordinary Shares.

         Any dividend unclaimed after a period of 12 years from the date when it became due for payment shall, if the directors so resolve, be forfeited and shall cease to remain owing by the Company.

         Rights in a Winding Up

         In the event of a winding-up or reduction of capital of the Company involving repayment, the assets of the Company available for distribution among the members shall be divided between the holders of the Ordinary Shares according to the respective number of shares held by them and in accordance with the provisions of The Companies Act 1985 of Great Britain, as amended (the "Companies Act"). The liquidator may, with the sanction of an extraordinary resolution of the Company and subject to the Companies Act, divide among the members in specie the whole or any part of the assets of the Company.

         Voting

         Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded. A poll may be demanded by (i) the chairman of the meeting, (ii) at least two shareholders entitled to vote at the meeting,
(iii) any shareholder or shareholders representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting, or (iv) any shareholder or shareholders holding shares conferring a right to vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. On a show of hands, every holder of Ordinary Shares who is present in person at a general meeting of the Company will have one vote, and on a poll, every holder of Ordinary Shares who is present in person or by proxy will have one vote per share. The necessary quorum for a shareholder meeting shall be a minimum of two persons entitled to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation. Unless otherwise required by law or the Company's Articles of Association, voting in a general meeting is by ordinary resolution (e.g., resolutions for the election of directors, the approval of financial statements, the declaration of final dividends, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares). An ordinary resolution requires the affirmative vote of a majority of the votes cast at a meeting at which there is a quorum. A special resolution (e.g., relating to certain matters concerning an alteration of the Company's Articles of Association or a winding-up of the Company) or an extraordinary resolution (e.g., modifying the rights of any class of shares at a meeting of the holders of such class) requires the affirmative vote of not less than three-fourths of the votes cast. Meetings are generally convened upon advance notice of 21 or 14 clear days (not including the days of delivery or receipt of the notice) depending on the nature of the business to be transacted.

         Pre-Emptive Rights

         Under Part III of the Companies Act, no equity securities which are, or are to be, paid for wholly in cash (except shares held under an employees' share scheme) may be allotted by the Company unless the Company has made an offer to the holders of its Ordinary Shares to allot the equity securities to them on the same or more favourable terms and in proportion to their shareholdings. In this context, equity securities generally means, in relation to the Company, Ordinary Shares, i.e., shares with no restrictions on the amounts receivable in a distribution of dividends or capital and all rights to subscribe for or convert into such shares.

         This statutory pre-emption right does not, however, apply where the right has been disapplied by a special resolution of the shareholders of a company. In the case of the Company, by a special resolution passed at the annual general meeting of the Company on June 4, 1997, the statutory pre-emption right was disapplied in respect of the allotment of equity securities for cash in connection with (i) a rights issue in favor of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them but subject to such exclusions as the directors may consider appropriate to deal with fractional entitlements or holders of shares outside the United Kingdom or (ii) the allotment of equity securities up to an aggregate nominal value of GBP 76,709. This disapplication will, unless extended or renewed, expire on the date of the annual general meeting of the Company in 1998, or, if earlier, on September 4, 1998.

         Variation of Rights and Share Capital

         The Company may by ordinary resolution increase its share capital, consolidate and divide all or any of its shares into shares of larger amounts and, subject to the provisions of the Companies Act, subdivide its shares into shares of smaller amount or cancel shares which have not been taken or agreed to be taken by any person. Subject to the provisions of the Companies Act, the Company may by special resolution reduce its share capital, capital redemption reserve and any share premium account. The Company may also, subject to such approvals as are required by the Companies Act, purchase its own shares.

         Subject to the provisions of the Companies Act, the rights attached to any class of shares may be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At any separate general meeting, the necessary quorum is one or more persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy shall be a quorum).

         Disclosure of Interests

         The Companies Act gives the Company power to require persons who it knows are, or has reasonable cause to believe to be, or to have been within the previous three years, interested in its relevant share capital to disclose prescribed particulars of those interests. For this purpose "relevant share capital" means the Company's issued share capital carrying the right to vote in all circumstances at a general meeting of the Company. Failure to provide in a timely manner the information requested may result in the imposition of sanctions against the holder of the relevant shares as provided in the Companies Act. The Articles of Association of the Company impose the withdrawal of voting rights of such shares and restrictions on the rights to receive dividends on and to transfer such shares. In this context, the term "interest is broadly defined and will generally include an interest of any kind in shares, including the interest of a holder of an ADS. In addition, under the Companies Act, any person who acquires (alone or, in certain circumstances, with others) a direct or indirect interest in the relevant share capital of the Company in excess of the "notifiable percentage" (currently 3%, or 10% for certain types of interest) comes under an obligation to disclose prescribed information to the Company in respect of those shares within a period of two business days. An obligation of disclosure also arises where such person's notifiable interest subsequently falls below the notifiable percentage or where, above that level, the percentage of the Company's relevant capital in which such person is interested (expressed in whole numbers) increases or decreases.

         Miscellaneous

         There are currently no United Kingdom foreign exchange controls on the payment of dividends on the Ordinary Shares or the conduct of the Company's operations. There are no restrictions under the Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company's Ordinary Shares.

Description of American Depositary Receipts
-------------------------------------------

         The following is a summary of certain provisions of the Amended and Restated Deposit Agreement (the "Deposit Agreement") dated as of March 16, 1998, entered into by the Company, The Bank of New York, as depositary (the "Depositary," such term to include any successor Depositary), and all Owners and holders from time to time of ADRs, pursuant to which the ADRs are issued. The Deposit Agreement will be governed by the laws of the State of New York.

         This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs. Terms used herein and not otherwise defined will have the meanings set forth in the Deposit Agreement. Copies of the Deposit Agreement and the Memorandum and Articles of Association of the Company are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the London office of the Depositary (the "Custodian"), currently located at 46 Berkeley Street, London W1X 6AA, England. The Depositary's principal executive office is located at 48 Wall Street, New York, New York 10286.

         American Depositary Receipts

         ADRs representing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADS represents five Ordinary Shares (together with any additional Ordinary Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect thereof and at such time held under the Deposit Agreement, "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as owners (the "Owners").

         Deposit, Transfer and Withdrawal

         The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery to the Custodian of Ordinary Shares (or evidence of rights to receive Ordinary Shares), accompanied by any appropriate instruments of transfer or endorsement in a form satisfactory to the Custodian, and any other documents required by the Depositary or the Custodian in accordance with the Deposit Agreement, the Depositary will, upon payment of the fee of the Depositary and of all taxes and governmental charges and fees, execute and deliver at its Corporate Trust Office to, or upon the order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Ordinary Shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and representing any authorized number of ADSs requested by such person or persons.

         The Depositary has no obligation to accept Ordinary Shares for deposit from any person or entity identified by the Company as holding Restricted Securities (as defined below) except upon compliance with the provisions of the Deposit Agreement. The term "Restricted Securities" means Ordinary Shares, or ADRs representing such Ordinary Shares, which are acquired directly or indirectly from the Company or its affiliates, as defined in Rule 144 to the Securities Act of 1933, as amended (the "Securities Act"), in a transaction or chain of transactions not involving any public offering or which are subject to resale limitations under Regulation D under the Securities Act or both, or which are held by an officer, director or other affiliate of the Company, or which are subject to other restrictions on sale or deposit under the laws of the United States or England, or under a shareholder agreement or the Memorandum and Articles of Association of the Company.

         Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by such ADR, and upon payment of the fee of the Depositary for the surrender of ADRs and payment of all taxes and governmental charges and fees, and subject to the terms and conditions of the Deposit Agreement, the Owner of such ADR will be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by such ADR. The forwarding of share certificates and other proper documents of title for such delivery will be at the risk and expense of the Owner.

         Subject to the terms and conditions of the Deposit Agreement and any limitations established by the Depositary, the Depositary may deliver ADRs prior to the receipt of Ordinary Shares (a "Pre-Release") and deliver Ordinary Shares upon the receipt and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released. The Depositary may receive ADRs in lieu of Ordinary Shares in satisfaction of a Pre-Release. Each Pre-Release must be (i) preceded or accompanied by a written representation from the person to whom the ADRs are to be delivered that such person, or its customer, owns the Ordinary Shares or ADRs to be remitted, as the case may be,
(ii) at all times fully collateralized with cash or such other collateral as the Depositary deems appropriate, (iii) terminable by the Depositary on not more than five business days' notice and (iv) subject to such further indemnities and credit regulations as the Depositary deems appropriate.

         Dividends, Other Distributions and Rights

         Subject to any restrictions imposed by English law, regulations or applicable permits, the Depositary is required to convert or cause to be converted into United States dollars, to the extent that in its judgment it can do so on a reasonable basis and can transfer the resulting dollars to the United States, all cash dividends and other cash distributions denominated in a currency other than dollars, including pounds sterling ("Foreign Currency"), that it receives in respect of the deposited Ordinary Shares, and to distribute the resulting dollar amount (net of reasonable and customary expenses incurred by the Depositary in converting such Foreign Currency) to the Owners entitled thereto, in proportion to the number of ADSs representing such Deposited Securities held by them, respectively. The amount distributed to the Owners of ADRs will be reduced by any amount on account of taxes to be withheld by the Company or the Depositary. See "Liability of Owner for Taxes." If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary will file such application for approval or license, if any, as it deems desirable.

         If the Depositary determines that in its judgment any Foreign Currency received by the Depositary cannot be converted on a reasonable basis into dollars transferable to the United States, any approval or license of any government or agency thereof that is required for such conversion is denied or in the opinion of the Depositary is not obtainable or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the Foreign Currency received by the Depositary to, or in its discretion may hold such Foreign Currency for the respective accounts of, the Owners entitled to receive the same. If any such conversion of Foreign Currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the Owners entitled thereto, and may distribute the balance of the Foreign Currency received by the Depositary to, or hold such balance for, the respective accounts of the Owners entitled thereto.

         If the Company declares a dividend in, or free distribution of, Ordinary Shares, the Depositary may, and will if the Company so requests, distribute to the Owners, in proportion to the number of ADSs representing such Deposited Securities held by them, respectively, additional ADRs for an aggregate number of ADSs representing the amount of Ordinary Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Ordinary Shares and the issuance of ADRs, including the withholding of any tax or other governmental charges or fees and the payment of the fees of the Depositary. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Ordinary Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thenceforth also represent the additional Ordinary Shares distributed upon the Deposited Securities represented thereby.

         If the Company offers or causes to be offered to the holders of any Deposited Securities any rights to subscribe for additional Ordinary Shares or any rights of any other nature, the Depositary will have discretion as to the procedure to be followed in making such rights available to any Owners or in disposing of such rights on behalf of any Owners and making the net proceeds available in United States Dollars to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary reasonably determines that it is lawful and feasible to make such rights available to all Owners or to certain Owners but not to other Owners, the Depositary must distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate. If the Depositary reasonably determines that it is not lawful and feasible to make such rights available to certain Owners or if the rights represented by such warrants or other instruments are not exercised and appear about to lapse, it may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise.

         In circumstances in which rights would not otherwise be distributed, if an Owner of ADRs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Owner, the Depositary will make such rights available to such Owner upon written notice from the Company to the Depositary that (i) the Company has elected in its sole discretion to permit such rights to be exercised and (ii) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Ordinary Shares to be received upon exercise of the rights and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Owner, exercise the rights and purchase the Ordinary Shares, and the Company shall cause the Ordinary Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Ordinary Shares so purchased to be deposited, and will execute and deliver restricted ADRs to such Owner pursuant to the Deposit Agreement.

         If registration under the Securities Act of the securities to which any rights relate is required in order for the Company to offer such rights to Owners and sell the securities represented by such rights, the Company or the Depositary are not required to offer such rights to Owners of ADRs unless and until such a registration statement is in effect, or unless the offering and sale of such securities to the Owners of such ADRs are exempt from registration under the provisions of the Securities Act. The Deposit Agreement does not create any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective.

         Whenever the Depositary receives any distribution other than cash or Ordinary Shares upon any Deposited Securities, the Depositary will cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees of the Depositary or any taxes or other governmental charges or fees, in proportion to the number of ADSs representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including any requirement that the Company or the Depositary withhold an amount on account of taxes) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the public or private sale of the securities or property thus received, or any part thereof, and the Depositary will distribute the net proceeds of any such sale to the Owners entitled thereto.

         If the Depositary determines that any distribution in property (including Ordinary Shares and rights to subscribe therefor) is subject to any tax which the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

         Upon any change in nominal or par value, split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities that are received by the Depositary or Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and the ADSs will thenceforth represent the new Deposited Securities so received in exchange or conversion unless additional ADRs are delivered pursuant to the following sentence. In any such case, the Depositary may, upon consultation with the Company, and must if the Company so requests, execute and deliver additional ADRs as in the case of a dividend on Ordinary Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

         Record Dates

         Whenever the Depositary receives notice of the fixing of a record date by the Company for the determination of the holders of Deposited Securities entitled to receive any cash dividend or other cash distribution, any distribution other than cash, or any rights to be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Ordinary Shares that are represented by each ADS, or whenever the Depositary receives notice of the fixing of a record date by the Company for the determination of the holders of Deposited Securities entitled to vote at any meeting of holders of Ordinary Shares or other Deposited Securities, the Depositary, in consultation with the Company, will fix a record date for the determination of the Owners of ADRs who will be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof or to give instructions for the exercise of voting rights at any such meeting, or for fixing the date on or after which each ADS will represent the changed number of Ordinary Shares, all subject to the provisions of the Deposit Agreement.

         Voting of Deposited Securities

         Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares or other Deposited Securities, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice containing (i) the information included in such notice of meeting received by the Depositary, (ii) a statement that each Owner at the close of business on a specified record date will be entitled, subject to applicable law and the provisions of the Memorandum and the Articles of Association of the Company and the provisions of or governing Deposited Securities, to instruct the Depositary in writing as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Owner's ADRs and
(iii) a statement as to the manner in which such instructions may be given. Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the Deposited Securities represented by the ADSs evidenced by such Owner's ADRs in accordance with any nondiscretionary proxy. The Depositary will not exercise any voting discretion over any Deposited Securities.

         If after complying with the procedures set forth above, the Depositary does not receive instructions from the Owner of an ADR on or before the date established by the Depositary for such purpose, the Depositary will deliver a discretionary proxy for the ADSs evidenced by such ADR in the form provided by the Company; provided that the Depositary will not give such proxy with respect to any matter as to which the Company informs the Depositary that the Company does not wish such proxy given, substantial opposition exists or such matter materially and adversely affects the rights of holders of Ordinary Shares.

         There can be no assurance that Owners generally or any Owner in particular will receive notice sufficiently in advance of the date established by the Depositary for the receipt of instructions to ensure that the Depositary will vote the Ordinary Shares or Deposited Securities.

         Reports and Other Communications

         The Depositary will make available for inspection by Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Company, which are both (i) received by the Depositary as the holder of the Deposited Securities and (ii) made generally available to the holders of such Deposited Securities by the Company. The Depositary will also send to the Owners copies of such reports when furnished by the Company pursuant to the Deposit Agreement.

         Amendment and Termination of the Deposit Agreement

         The form of ADRs and any provisions of the Deposit Agreement may at any time and from time to time be amended by written agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of Owners of ADRs, will, however, not take effect as to outstanding ADRs until the expiration of three months after notice of such amendment has been given to the Owners of outstanding ADRs. Every Owner, at the time any amendment becomes effective, will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event will any amendment impair the right of the Owner of any ADR to surrender such ADR and receive therefor the Deposited Securities represented thereby. In the event the Depositary resigns or is removed and a successor depositary is appointed in accordance with the provisions of the Deposit Agreement, Owners of outstanding ADRs will be notified of such appointment by the successor depositary.

         Upon the resignation or removal of the Depositary pursuant to the Deposit Agreement, or at any time at the direction of the Company, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the Owners of the ADRs then outstanding at least 30 days prior to the date fixed in such notice for such termination. On and after the date of termination, the Owner of an ADR will, upon (i) surrender of such ADR at the Corporate Trust Office, (ii) payment of the fee of the Depositary for the surrender of ADRs as provided in the Deposit Agreement and (iii) payment of any applicable taxes or governmental charges, be entitled to delivery to such Owner or upon such Owner's order, of the amount of Deposited Securities represented by such ADR. If any ADRs remain outstanding after the date of termination of the Deposit Agreement, the Depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the Owners thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to the Deposited Securities, the sale of rights and the delivery of Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fee of the Depositary for the surrender of ADRs, any expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not surrendered their ADRs, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of ADRs, any expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges).

         Charges of Depositary

         The Company will pay the fees and reasonable expenses of the Depositary and those of any Registrar. The Company will not pay or be liable for (i) the fees of the Depositary for the execution and delivery of ADRs, transfers, the surrender of ADRs and the making of any distribution, all pursuant to the Deposit Agreement; (ii) taxes and other governmental charges; (iii) such registration fees as may from time to time be in effect for the registration of transfers of Ordinary Shares generally on the share register of the Company or its appointed agent and applicable to transfers of Ordinary Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement; (iv) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Ordinary Shares or Owners; and (v) such expenses as are incurred by the Depositary in the conversion of Foreign Currency pursuant to the Deposit Agreement. The Depositary will charge to any party to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement) or who surrenders ADRs a fee of $5.00 or less per 100 ADSs (or portion thereof) for the issuance or surrender, respectively, of ADRs pursuant to the Deposit Agreement. In addition, the Depositary will charge the Owners and holders of ADRs a fee for, and deduct such fee from, the distribution of proceeds pursuant to the Deposit Agreement, such fee being in an amount equal to the fee for the issuance of ADSs referred to above that would have been charged as a result of the deposit by Owners of Ordinary Shares received in exercise of rights distributed to them pursuant to the Deposit Agreement, but which rights are instead sold by the Depositary, and the net proceeds distributed.

         The Depositary may own and deal in any class of securities of the Company and its affiliates and in ADRs.

         Liability of Owner for Taxes

         If any tax or other governmental charge becomes payable with respect to any ADR or any Deposited Securities represented by any ADR, such tax or other governmental charge will be payable by the Owner of such ADR to the Depositary. The Depositary may refuse to effect any transfer of such ADR or any withdrawal of Deposited Securities represented thereby until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner thereof any part or all of the Deposited Securities represented by such ADR and may apply such dividends or other distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the Owner of such ADR will remain liable for any deficiency.

         General

         Neither the Depositary nor the Company will be liable to any Owner of any ADR, if by reason of any provision of any present or future law of the United States or any other country, or of any other governmental authority, or by reason of any provision, present or future, of the Memorandum and Articles of Association of the Company, or by reason of any act of God or war or other circumstances beyond its control, the Depositary or the Company shall be prevented or forbidden from, or be subjected to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Deposit Agreement is provided will be done or performed; nor will the Depositary or the Company incur any liability to any Owner of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary will not make such distribution or offering, and will allow any rights, if applicable, to lapse.

         The Company and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or holders of ADRs, except that they agree to perform their respective obligations set forth in the Deposit Agreement without negligence or bad faith.

         The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any Deposited Securities, the Depositary or the Custodian may require payment from the depositor of the Ordinary Shares or the presentor of the ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Ordinary Shares being deposited or withdrawn) and payment of any applicable fees as provided in the Deposit Agreement. The Depositary may, and if requested by the Company must, refuse to deliver ADRs, to register the transfer of any ADR, to make any distribution on, or related to, Ordinary Shares or to deliver any Deposited Securities until it has received such proof of citizenship or residence, exchange control approval or other information, certificates, representations and warranties as it may reasonably deem necessary or proper. The delivery, transfer or registration of transfer of outstanding ADRs generally may be suspended during any period when the transfer books of the Depositary are closed or if any such action is deemed necessary or advisable by the Depositary or the Company, at any time or from time to time. The surrender of outstanding ADRs and the withdrawal of Deposited Securities may not be suspended, subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Ordinary Shares in connection with voting at a shareholders' meeting or the payment of dividends,
(ii) the payment of fees, taxes and similar charges and (iii) compliance with any United States or other laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

         The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection will not be for the purpose of communicating with Owners in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the ADRs.

         The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by holders or Owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

         Listing

         The ADRs are quoted on the Nasdaq National Market under the trading symbol MIFGY.


                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         Effective as of the close of business on March 13, 1998, the Company undertook a subdivision (or stock split) of its Ordinary Shares on a 5-for-1 basis. The Company's ADSs have been adjusted such that each ADS represents 5 Ordinary Shares. All share and per share references included in this Annual Report have been adjusted to reflect the impact of the above-mentioned stock split of the Ordinary Shares.


                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

         See Item 18.

ITEM 18. FINANCIAL STATEMENTS

         Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements.
          --------------------

                  1. The following audited consolidated financial statements, together with the related reports of Ernst & Young, are incorporated herein by reference from the Micro Focus 1998 Annual Report to Shareholders:

                  US Format
                  ---------

                  Audited Financial Statements
                        Consolidated Statements of Income for the years ended
                           January 31, 1998, 1997 and 1996

                        Consolidated Balance Sheets at January 31, 1998 and 1997 Consolidated Statements of Cash Flow for the years ended
                           January 31, 1998,  1997 and 1996
                        Consolidated  Statements of Shareholders'Equity for the
                           years ended January 31, 1998, 1997 and 1996
                        Notes to Consolidated Financial Statements

                  Report of the Independent Auditors

                  UK Format
                  ---------

                  Audited Financial Statements
                        Consolidated Profit and Loss Account for the years
                            ended January 31, 1998, 1997 and 1996
                        Consolidated Balance Sheet at January 31, 1998 and 1997 Consolidated Cash Flow Statement for the years ended
                           January 31, 1998, 1997 and 1996
                        Notes to Consolidated Cash Flow  Statement for the years
                           ended January 31, 1998, 1997 and 1996
                        Company Balance Sheet at January 31, 1998 and 1997 Statement of Total Recognized Gains and Losses for the
                           years ended January 31, 1998, 1997 and 1996
                        Movement in  Shareholders'  Funds for the years ended
                           January  31,  1998,   1997  and  1996
                        Notes  to  the Financial Statements

         2. The following financial statement schedules and reports of Ernst & Young have been filed as part of this Annual Report:

                  US Format
                  ---------

                  Report of the Independent Auditors on the Schedule

                  Schedule for the years ended  January 31, 1998,  1997 and 1996
                           Schedule II - Valuation and Qualifying Accounts

                  UK Format
                  ---------

                  Report of the Independent Auditors

                  Schedule for the years ended  January 31, 1998,  1997 and 1996
                           Schedule II - Valuation and Qualifying Accounts

                  All other schedules have been omitted because the required information is not significant or is not applicable.

     (b) Exhibits.
         --------

         Exhibit 2.01(1) Memorandum of Association of the Company dated as of March 28, 1983, as amended and restated to date.

         Exhibit 2.02(1) Articles of Association of the Company adopted as of June 19, 1996,as amended and restated to date.

         Exhibit 2.03* Form of Specimen Certificate for the Company's Ordinary Shares at GBP 0.02 each.

         Exhibit 2.04* Amended and Restated Deposit Agreement dated as of March 16, 1998 among the Company, the Bank of New York and all owners and holders from time to time of American Depositary Receipts.

         Exhibit 2.05(2)+ The Company's 1983-1984 Share Option Plan, as amended, and related documents.

         Exhibit 2.06(2)+ The Company's 1991 Share Option Plan, as amended, and related documents.

         Exhibit 2.07(2)+ The Company's 1994 Employee Benefit Trust and related documents.

         Exhibit 2.08(2)+ The Company's 1996 Share Option Plan and related documents.

         Exhibit 2.09(1) Form of Indemnification Agreement entered into by the Company with each of its directors and certain executive officers.

         Exhibit 2.10(1) Form of Indemnity Agreement entered into by Micro Focus Incorporated, a subsidiary of the Company ("Micro Focus Incorporated"), with each of its directors and certain executive officers of the Company and Micro Focus Incorporated.

         Exhibit 2.11(3) Master Lease Agreement dated as of March 24, 1992 between Micro Focus Incorporated and Mayfair Investments, Inc.

         Exhibit 2.12(1)       Lease  Agreement  dated  as of  January 8,  1997
                               between   Micro  Focus   Incorporated   and
                               Passantino-Vidovich Limited Partnership.

         Exhibit 2.13* Agreement and Plan of Reorganization dated as of December 23, 1997 between the Company and XDB Systems, Inc. and its shareholders

         Exhibit 2.14* Amendment No. 1 to the Agreement and Plan of Reorganization dated as of January 20, 1998 between the Company, XDB Systems, Inc. and its shareholders.

         Exhibit 2.15(4)+ XDB Systems, Inc. 1992 Stock Option Plan and related documents.

         Exhibit 2.16(4)+ XDB Systems, Inc. 1996 Stock Option Plan and related documents.

         Exhibit 13.01* The portions of the Micro Focus 1998 Annual Report to Shareholders incorporated herein by reference.

         Exhibit 23.01* Consent of Ernst & Young, Independent Auditors, dated May 27, 1998.

         Exhibit 23.02* Consent of Ernst & Young, Independent Auditors, dated May 27, 1998

--------------------

(1) Filed on May 2, 1997 as an exhibit to the Company's Annual Report on Form 20-F, as amended, and incorporated herein by reference.

(2)  Filed  on  April  9,  1997  as an  exhibit  to the  Company's  Registration
     Statement on Form S-8 (File No. 333-24867), and incorporated herein by reference.

(3) Filed on March 15, 1993 as an exhibit to the Company's Annual Report on Form 20-F, and incorporated herein by reference.

(4) Filed on February 5, 1998 as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-45701), and incorporated herein by reference.

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


Date: May 29, 1998                           MICRO FOCUS GROUP PLC


                                         By: /s/  Richard Van Hoesen
                                               -----------------------
                                               Richard Van Hoesen
                                               Senior Vice President, Chief
                                               Financial Officer and Secretary

REPORT OF THE INDEPENDENT AUDITORS    US FORMAT
--------------------------------------------------------------------------------
MICRO FOCUS GROUP PLC


To the Board of Directors and Shareholders of Micro Focus Group Plc


We have audited the consolidated financial statements of Micro Focus Group Plc and subsidiaries as of January 31 1998 and 1997 and for each of the three years in the period ended January 31 1998 set forth on pages 23 to 36 of the Annual Report to Shareholders for 1998. Our audit also included the financial statement schedule set forth on page S-2 herein. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



/s/ Ernst & Young

Ernst & Young
Chartered Accountants
Registered Auditor
Reading, England
May 1, 1998

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS   US FORMAT
--------------------------------------------------------------------------------
MICRO FOCUS GROUP PLC


In thousands of US dollars
-------------------------- ---------------- ------------------- ------------------------ ----------------- -----------
                                Balance at             Charged                Charged        Deductions       Balance
                              beginning of        to costs and        to/credited from                      at end of
Description                         period            expenses        otheraccounts (*)                        period

-------------------------- ---------------- ------------------- ------------------------ ----------------- -----------
Provision for bad and doubtful debts

Years ended January 31:

                     1996            1,401                 457                 (3)           (423)            1,423
                     1997            1,423                 724                (21)           (395)            1,731
                     1998            1,731                 585                 806           (623)            2,499

-------------------------- ---------------- ------------------- ------------------- --------------- ----------------

(*) Includes exchange rate adjustments


REPORT OF THE INDEPENDENT AUDITORS   UK FORMAT
--------------------------------------------------------------------------------
MICRO FOCUS GROUP PLC


To the Board of Directors and Shareholders of Micro Focus Group Plc


We have audited the balance sheets of Micro Focus Group Plc and the consolidated balance sheets of Micro Focus Group Plc and subsidiaries as of January 31 1997 and 1998 and the related consolidated profit and loss accounts, statements of total recognised gains and losses and cash flow statements for each of the three years in the period ended January 31 1998 set forth on pages 51 to 67 of the Annual Report to Shareholders for 1998. Our audit also included the financial statement schedule set forth on page S-4 herein. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on those financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Micro Focus Group Plc and the consolidated financial position of Micro Focus Group Plc and subsidiaries at January 31 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31 1998 in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



/s/ Ernst & Young

Ernst & Young
Chartered Accountants
Registered Auditor
Reading, England
May 1 1998

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS   UK FORMAT
--------------------------------------------------------------------------------
MICRO FOCUS GROUP PLC


-------------------------- ---------------- ------------------ ------------------------ ---------------- ---------------
                                Balance at            Charged                  Charged       Deductions         Balance
                              beginning of       to costs and   to/credited from other         GBP '000       at end of
Description                         period           expenses             accounts (*)                           period
                                  GBP '000           GBP '000                 GBP '000                         GBP '000
-------------------------- ---------------- ------------------ ------------------------ ---------------- ---------------

Provision for bad and doubtful debts

Years ended January 31:

                     1996              879                288                 20            (272)                   942
                     1997              942                458               (41)            (251)                 1,081
                     1998            1,081                358                475            (381)                 1,524

-------------------------- ---------------- ------------------ ------------------ ---------------- ---------------------

(*) Includes exchange rate adjustments


                                 EXHIBIT INDEX

         Exhibit No.           Document
         -----------           --------

         Exhibit 2.01(1) Memorandum of Association of the Company dated as of March 28, 1983, as amended and restated to date.

         Exhibit 2.02(1) Articles of Association of the Company adopted as of June 19, 1996, as amended and restated to date.

         Exhibit 2.03* Form of Specimen Certificate for the Company's Ordinary Shares at GBP 0.02 each.

         Exhibit 2.04* Amended and Restated Deposit Agreement dated as of March 16, 1998 among the Company, the Bank of New York and all owners and holders from time to time of American Depositary Receipts.

         Exhibit 2.05(2)+ The Company's 1983-1984 Share Option Plan, as amended, and related documents.

         Exhibit 2.06(2)+ The Company's 1991 Share Option Plan, as amended, and related documents.

         Exhibit 2.07(2)+ The Company's 1994 Employee Benefit Trust and related documents.

         Exhibit 2.08(2)+ The Company's 1996 Share Option Plan and related documents.

         Exhibit 2.09(1) Form of Indemnification Agreement entered into by the Company with each of its directors and certain executive officers.

         Exhibit 2.10(1) Form of Indemnity Agreement entered into by Micro Focus Incorporated, a subsidiary of the Company ("Micro Focus Incorporated"), with each of its directors and certain executive officers of the Company and Micro Focus Incorporated.

         Exhibit 2.11(3) Master Lease Agreement dated as of March 24, 1992 between Micro Focus Incorporated and Mayfair Investments, Inc.

         Exhibit 2.12(1)       Lease  Agreement  dated  as  of  January 8, 1997
                               between   Micro  Focus   Incorporated   and
                               Passantino-Vidovich Limited Partnership.

         Exhibit 2.13* Agreement and Plan of Reorganization dated as of December 23, 1997 between the Company and XDB Systems, Inc. and its shareholders

         Exhibit 2.14* Amendment No. 1 to the Agreement and Plan of Reorganization dated as of January 20, 1998 between the Company, XDB Systems, Inc. and its shareholders.

         Exhibit 2.15(4)+ XDB Systems, Inc. 1992 Stock Option Plan and related documents.

         Exhibit 2.16(4)+ XDB Systems, Inc. 1996 Stock Option Plan and related documents.

         Exhibit 13.01* The portions of the Micro Focus 1998 Annual Report to Shareholders incorporated herein by reference.

         Exhibit 23.01* Consent of Ernst & Young, Independent Auditors, dated May 27, 1998.

         Exhibit 23.02* Consent of Ernst & Young, Independent Auditors, dated May 27, 1998

--------------------

(1) Filed on May 2, 1997 as an exhibit to the Company's Annual Report on Form 20-F, as amended, and incorporated herein by reference.

(2)  Filed  on  April  9,  1997  as an  exhibit  to the  Company's  Registration
     Statement on Form S-8 (File No. 333-24867), and incorporated herein by reference.

(3) Filed on March 15, 1993 as an exhibit to the Company's Annual Report on Form 20-F, and incorporated herein by reference.

(4) Filed on February 5, 1998 as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-45701), and incorporated herein by reference.

+    Indicates a management contract or compensatory plan or arrangement

*    Filed herewith