Form 20-F
period 1998-04-30
MERANT PLC
filed 1999-02-26
CIK 881581

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

(Mark One)


              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
     ------   SECURITIES EXCHANGE ACT OF 1934

                                       OR

               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     ------    EXCHANGE ACT OF 1934

                            For the fiscal year ended........

                                       OR

        X     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES
     ------   EXCHANGE ACT OF 1934


        For the transition period from February 1, 1998 to April 30, 1998

                         Commission file number: 0-19696

                                   MERANT plc
             (Exact name of Registrant as specified in its charter)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Transition
Report: 79,682,213 Ordinary Shares of 2p each.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes   X         No
             -----           -----

Indicate by check mark which financial statement item the Registrant has elected to follow.

         Item 17          Item 18   X
                 -----            -----

                                TABLE OF CONTENTS



                                                                                                               Page
General Introduction..............................................................................................1

PART I

Item 3.   Legal Proceedings.......................................................................................3
Item 9.   Management's Discussion and Analysis of Financial Condition and Results of Operations...................4

PART III

Item 15.  Defaults Upon Senior Securities........................................................................12
Item 16.  Changes in Securities and Changes in Security
               for Registered Securities and Use of Proceeds.....................................................12

PART IV

Item 17.  Financial Statements...................................................................................13

Item 18.  Financial Statements...................................................................................13

Signatures.......................................................................................................19


*Parts and/or Items of Form 20-F which are not applicable to this Transition Report have been omitted.

                              GENERAL INTRODUCTION

As used herein, the terms "MERANT" and the "Group" refer to MERANT plc and its subsidiaries, and the term "Company" refers to MERANT plc. MERANT is a foreign private issuer with its primary share listing on the London Stock Exchange.

Effective February 16, 1999, the Company changed its corporate name from "Micro Focus Group Public Limited Company" to "MERANT plc."

As a foreign private issuer in the United States, the Company is not required to file quarterly reports with the Securities and Exchange Commission (the "Commission"). However, beginning in June 1997, the Company began furnishing to the Commission on a voluntary basis quarterly reports on Form 6-K which include the results for the applicable Company fiscal quarter in a format similar to that of a Form 10-Q. In addition, foreign private issuers in the United States are not currently required to file electronically with the Commission but may choose to do so. As of March 1997, the Company began voluntarily submitting its filings electronically to the Commission.

Effective November 30, 1998, the Company elected to change its fiscal year end and accounting reference date to April 30 from January 31.
Consequently, as a foreign private issuer, the Company is filing this transition report covering the period between January 31, 1998 (the closing date of the Company's most recent fiscal year) and May 1, 1998 (the opening date of the Company's new fiscal year).

The Financial Statements and other financial information in this Transition Report do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended January 31, 1998, 1997 and 1996 have been delivered to the Registrar of Companies for England and Wales. The auditor's reports on such accounts were unqualified.

Prior to the election to change its fiscal year end, the Company's fiscal year ended on January 31 of each year. The references in this Transition Report and the financial statements incorporated herein by reference for fiscal years 1998, 1997 and 1996 are for the years ended January 31, 1998, 1997 and 1996, respectively.

Micro Focus and INTERSOLV are registered trademarks, and MERANT is a trademark, of the Group. Certain other trademarks belonging to other companies may appear in this Transition Report and are the property of their respective owners.

In this Transition Report, references to "US dollars" or "$" are to US currency and references to "GB pounds," "GBP" or "p" are to UK currency.

This Transition Report contains translations of certain amounts in GB pounds to US dollars. Such translations have been made at the noon buying rates in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on the relevant dates. These translations should not be construed as representations that the GB pound amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at any other rate. The exchange rates used by the Company in the preparation of its consolidated financial statements are based on month end rates published at the close of business in London. Such rates may differ from the Noon Buying Rates. For additional information on exchange rates between GB pounds and US dollars, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Exchange Rate Fluctuations" on pages 22 and 50 in the Company's Annual Report to Shareholders for the year ended January 31, 1998 contained in the Report of Foreign Issuer on Form 6-K furnished to the Commission on May 28, 1998 (the "1998 Annual Report to Shareholders"), which sections of the 1998 Annual Report to Shareholders are incorporated herein by reference. On April 30, 1998, the Noon Buying Rate was $1.67 per GBP 1.

The Company publishes Annual Reports containing annual audited consolidated financial statements and opinions thereon by independent public accountants. Such financial statements are prepared on the basis of generally accepted accounting principles in the United States ("US GAAP") expressed in US dollars and on the basis of accounting principles generally accepted in the United Kingdom ("UK GAAP") expressed in GB pounds. There are differences between US GAAP and UK GAAP in the treatment of goodwill and other intangibles acquired in connection with the purchase of subsidiaries, with respect to the methods of computing earnings per share, which is calculated using different formulas under US GAAP and UK GAAP, and with respect to certain disclosures and presentation. The Company has published quarterly updates and semi-Annual Reports containing unaudited financial information prepared on the same basis as its audited consolidated financial statements. The Company is not required to report quarterly financial information. Such Annual Reports, quarterly updates and semi-Annual Reports are furnished to The Bank of New York as "Depositary" under an Amended and Restated Deposit Agreement dated as of March 16, 1998 by and among the Company, The Bank of New York and all owners and holders from time to time of American Depositary Receipts ("ADRs") issued by the Bank of New York (the "Deposit Agreement"). Upon receipt thereof, the Depositary generally will mail all such reports to record holders of ADRs evidencing American Depositary Shares ("ADSs"). The Company also furnishes to the Depositary all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders of the Company. The Depositary makes such notices, reports and communications available for inspection by record holders of ADRs and mails to all record holders of ADRs notices of shareholders' meetings received by the Depositary.

The Company is subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the Private Securities Litigation Reform Act of 1995, which became effective in the United States as of January 1, 1996 (the "Securities Litigation Reform Act"), applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if certain cautionary language is included along with such statements. This Transition Report contains certain "forward-looking statements" (as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and under Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Such forward-looking statements are subject to the safe harbor created by the Securities Litigation Reform Act. When used in this document and in documents incorporated herein by reference, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Group, the Company or its management, are intended to identify such forward-looking statements. In addition, statements concerning future matters (such as future gross margins and operating expense levels, the development of new products, matters related to the integration of INTERSOLV, Inc. and other recently acquired businesses, proprietary rights, competition, litigation and the Company's Year 2000 readiness), related costs and risks and other statements that are not historical are forward-looking statements. Such statements reflect the current views of the Company or its management with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or achievements in fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed below in Part I, Item 9 hereof under the heading "Factors That May Influence Future Operating Results", as well as those discussed elsewhere in this Transition Report. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Transition Report.

                                     PART I

ITEM 3.  LEGAL PROCEEDINGS

On December 3, 1998, a complaint was filed in the United States District Court for the Southern District of New York entitled Seymour Lazar, et al. v. Micro Focus Group plc, et al., 98 CIV. 8591. The plaintiff seeks to have the matter certified as a class action of purchasers of the American Depository Shares of Micro Focus Group plc during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. In addition to naming as a defendant Micro Focus Group plc, the complaint names as defendants Martin Waters and Richard Van Hoesen. The complaint alleges that the Company and certain of its officers and directors violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (as amended), Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (as amended) and Securities and Exchange Commission Rule 10b-5 by failing to disclose allegedly adverse material nonpublic information concerning the Company's business condition and prospects. In January 1999, three other substantially similar complaints to the Lazar complaint were filed in the Southern District of New York entitled Paul Bleustein, et al. v. Micro Focus Group plc, et al., No. 99 CIV. 0373; Michael I. Goldman, et al. v. Micro Focus Group plc, et al., No. 99 CIV. 0539; and Dawn A. Wylie, et al. v. Micro Focus Group plc, et al., No. 99 CIV. 0689. In addition to naming the same defendants as the Lazar Complaint, the Bleustein and Wylie complaints also name Tower Merger Sub Inc., Paul Adams, J. Michael Gullard, Harold Hughes and Sidney Webb as defendants.

On December 4, 1998, a complaint was filed in the United States District Court for the Southern District of New York entitled Sol Poller, TTEE UAD 1/23/91, et al. v. Micro Focus Group plc, et al., 98 CIV. 8619. The plaintiff seeks to have the matter certified as a class action of persons who acquired securities of the Company in the merger involving INTERSOLV and the Company. In addition to naming as defendants Micro Focus Group plc and Tower Merger Sub Inc., the complaint names as defendants Martin Waters, Richard Van Hoesen, Paul Adams, J. Michael Gullard, Harold Hughes and J. Sidney Webb. The complaint alleges that the Company and certain of its officers and directors violated Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 (as amended), Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (as amended) and Securities and Exchange Commission Rule 14a-9 by failing to disclose allegedly adverse material nonpublic information concerning the Company's business condition and prospects. In January 1999, two substantially similar complaints to the Poller complaint were filed in the United States District Court for the Southern District of New York entitled Mark Levy, et al. v. Micro Focus Group plc, et al., 99 CIV. 0001, and Samuel G. Bonuglie v. Micro Focus Group plc, et al., No. 99 CIV. 0310.

The Company anticipates that the seven actions described above will be consolidated into a single action shortly. The Company is seeking to move the actions to the Northern District of California, and the United States District Court for the Southern District of New York has not yet decided this issue. The Company intends to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on the Company's business, financial condition and results of operations.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's condensed consolidated financial statements and notes thereto included in Part IV of this Transition Report, and with the Company's audited consolidated financial statements in U.S. format for the fiscal year ended January 31, 1998 included in the Company's Annual Report on Form 20-F filed with the SEC on May 29, 1998.

For discussion purposes, the quarter ended April 30, 1998 is referred to as the "transition quarter." The quarter ended April 30, 1997 is referred to as the "prior year quarter," "corresponding quarter of the prior year" or "comparable prior year period".

RESULTS OF OPERATIONS

Net revenue for the transition quarter ending April 30, 1998 increased 50% to $48.7 million, compared with $32.5 million in the prior year quarter ending April 30, 1997. Net income for the transition quarter grew 125% to $5.3 million compared with $2.4 million for the prior year quarter and diluted earnings per ordinary share were $0.06 per share compared with $0.03 for the prior year quarter. Diluted earnings per ADS were $0.32 compared with $0.15 for the prior year quarter. The following summarizes the significant factors reflected in the Company's results of operations.

Revenue

Net revenue for the transition quarter was 50% above the corresponding quarter of the prior fiscal year and was 6% below the revenue reported in the quarter ended January 31, 1998. The quarter ended January 31 is historically the Company's strongest sales quarter and typically is followed sequentially by a quarter with lower revenues.

The year-over-year increase in transition quarter net revenue over the comparable prior year period reflected a balanced contribution from all product segments and territories, and substantial year-over-year growth in both the Company's application transformation product and consulting business. The
Company's application transformation business includes licensing of Year 2000 and Euro currency conversion products. For the quarter ended January 31, 1998, net revenue from North American customers grew by 40% and net revenue from international customers grew 62% from the corresponding quarter of the prior year.

Product licensing revenue for the transition quarter was 65% above the comparable prior year period, primarily reflecting increased revenue from application transformation products. Service revenue for the transition quarter increased 211% from the prior year period primarily as a result of growth in the Company's consulting and training business and revenue contributed from the consulting business of Millennium UK Limited ("Millennium"), which was acquired in April 1997. Maintenance revenue grew 3% from the prior year period. This rate of increase was lower than the increase in product licensing revenue due to a decrease in maintenance renewal rates and a shift in the Company's overall sales mix to consulting and application transformation products licensed on a line of code basis, neither of which includes maintenance.

There can be no assurance that the market for the Company's products and services will grow in future periods at their historical rates of growth, that certain products or services will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

Gross Profit

For the transition quarter, gross profit as a percentage of net revenue was 80%. This margin was two percentage points higher than the 78% gross profit margin reported for both the quarter ended April 30, 1997 and for the preceding quarter ended January 31, 1998. The increase in gross profit margin compared with such prior quarters primarily reflected the accelerated growth of high margin product sales.

The Company's gross profit margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin also is dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may also be adversely affected by expansion of the Company's consulting organization and the ability to deploy its capacity to revenue generating projects. As a result of the above factors, gross margin percentages may be difficult to predict, and gross margins may fluctuate from current levels in future periods.

Operating Expenses

Research and development (R&D) expenses for the transition quarter were 2% lower than the prior year quarter and 9% lower than the preceding quarter ended January 31, 1998, and represented 17% of net revenue as compared to 26% of net revenue for the prior year period and 18% for the preceding quarter ended January 31, 1998. The decrease in year-over-year R&D expenses reflected lower software product amortization expense and negligible growth in compensation expense and overhead.

The decrease in R&D expenses for the transition quarter versus the preceding quarter ended January 31, 1998 was due to lower variable compensation accruals. The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company intends to continue to control expenses where possible, the Company anticipates that aggregate R&D expenses will increase over time, and may not be directly related to the level of revenue realized in future quarters.

Sales and marketing expenses for the transition quarter were 60% above the prior year quarter and 4% above the preceding quarter ended January 31, 1998. Such expenses represented 40%, 37% and 35% of net revenue for the transition quarter, the prior year quarter and the preceding quarter, respectively. The increases in sales and marketing expenses reflected sales force expansion, higher commission, and higher advertising and marketing expenses, including those associated with the Company's user conference. The Company believes that continued investment in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. In addition, the Company is expanding its sales and support staffs. Accordingly, the Company anticipates that sales and marketing expenses will be higher in future periods.

General and administrative (G&A) expenses for the transition quarter were 96% above the prior year quarter and 31% below the preceding quarter ended January 31, 1998. G&A expenses represented 9%, 7% and 12% of net revenue in the transition quarter, the quarter ended April 30, 1997 and the quarter ended January 31, 1998, respectively. The increase in G&A expenses for the transition quarter over the comparable prior year period reflected professional fees associated with recent acquisitions, staff additions, costs associated with executive recruitment and goodwill amortization associated with the Millennium acquisition. G&A expenses for the fourth quarter of fiscal 1998 included proportionately higher incentive compensation costs associated with the Company's financial performance. The Company is investing to strengthen its infrastructure and anticipates that G&A expenses will increase in the aggregate in future quarters.
                                       5

Net interest income for the transition quarter was 11% above the comparable prior year period, and 6% below the preceding quarter. The year-over-year increase in interest income reflected higher average cash and short-term investment balances. The decrease for the quarter from the previous quarter resulted from lower average investment yields from funds invested in money market instruments.

The Company's tax rate was 34% for the transition quarter as compared to the 33% rate recorded for the year ended January 31, 1998. The marginal increase in the current year's tax rate reflected a decrease in the utility of operating losses incurred in prior years. The Company's tax rate is dependent upon the regulatory environment of the countries in which it operates, as well as the balance of income reported in each statutory territory. While the Company monitors the impact of business fluctuations on its tax structure, influences beyond the Company's control may cause a change in the tax rate.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated $12.8 million in cash from operating activities in the transition quarter, primarily from income before depreciation and amortization and an $8.8 million decrease in accounts receivable since the end of the prior fiscal year ended January 31, 1998. These factors were offset in part during the transition quarter by a $4.7 million decrease in accrued employee compensation and a $1.0 million increase in prepaid expenses and other assets.

The Company had $92.8 million in cash, cash equivalents and short-term investments at April 30, 1998. This balance was $8.3 million higher than at January 31, 1998, reflecting cash provided by operating activities and proceeds from the issuance of shares upon the exercise of employee stock options, offset in part by cash used for capital and software product expenditures.

The Company has a GBP 5.0 million ($8.3 million at April 30, 1998) unsecured revolving multi-currency LIBOR loan facility as a means of hedging currency exposures against the French Franc. This line of credit expires in January 2001. The interest rate on outstanding borrowings under this facility is equal to 0.75% above the LIBOR rate for the currency in which the borrowings are made. Borrowings denominated in French Francs under the credit line at April 30, 1998 were the equivalent of $1.7 million, and were incurring interest at the rate of 4.4% per annum.

During the transition quarter, the Company spent $4.1 million for capital and leasehold improvements largely on upgrades and expansions of its information systems.

YEAR 2000 CONSIDERATIONS

The Year 2000 problem is the result of the widespread practice since the early days of computing of using only two digits to refer to a year (such as "98" for "1998") instead of four digits in computer systems. When the Year 2000 arrives or the computer system refers to dates after December 31, 1999, such systems will interpret the two digits "00" as "1900" as opposed to "2000". Failure to address this problem could cause results ranging from system failures to erroneous calculations in date-dependent operations for dates falling after December 31, 1999. The Company has instituted various projects to become Year 2000 ready. "Year 2000 ready" as used in this report means that the performance or functionality of the Company's internal systems will not be significantly affected by the dates prior to, during and after the Year 2000.

State of Readiness

The Company has developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting its internal systems, its interaction with third party vendors and suppliers, and its products and services.

The Company has established a Year 2000 Project Team to implement a comprehensive four-phase Year 2000 readiness plan addressing the Year 2000 readiness of the Company's internal systems. The Year 2000 readiness plan is comprised of four phases (inventory, analysis, remediation and validation phases) with a target completion date of June 30, 1999. The Year 2000 readiness plan covers IT systems (desktop, laptop, servers, routers, hubs, switches, and remote access systems, operating systems, software and critical business systems), non-IT embedded systems (telephone, voice messaging, teleconferencing, data services and equipment, fax, copiers and similar equipment), facilities (elevators, security systems, card access systems and similar systems), and the Company's vendors and suppliers. As part of its efforts, the Company has also sought confirmation from its material suppliers on the current Year 2000 readiness of their systems and/or their intended time schedule for achieving Year readiness. The Company's Year 2000 readiness plan is progressing as scheduled, with the inventory phase having been substantially completed and the analysis phase now underway and expected to be substantially completed by March 15, 1999.

With respect to its software products, each of the Company's product business units has completed a Year 2000 assessment of its currently offered products. In preparing for the Year 2000 date change, the Company has adopted the Year 2000 compliance standard published by the British Standards Institute (BSI) - BSI DISC PD2000-1 "A Definition of Year 2000 Conformity Requirements." As a result of this assessment, the Company believes that the vast majority of its currently offered products are Year 2000 compliant, and expects virtually all of its remaining currently offered products to become compliant during calendar 1999 through new releases. In any event, the Company expects that all the then current versions of its offered products will be Year 2000 compliant before the end of calendar 1999. Because Year 2000 compliance is generally integrated into its normal product development activities, the Company has not incurred and does not expect to incur any significant incremental expenses in addressing this issue in its product lines. The Company believes that a small number of customers who receive product support from the Company are operating product versions that may not be Year 2000 compliant or products that the Company has replaced or intends to replace with comparable Year 2000 compliant products. The Company believes that the vast majority of such customers are migrating and will continue to migrate to compliant versions and products through new releases, which the Company is strongly encouraging. In addition, certain former customers may be operating non-compliant versions of products in respect of which the Company's agreed-upon product support and warranty periods have expired. The Company has not undertaken, and does not plan to undertake in the future, an assessment of whether these former customers are taking appropriate steps to address any related Year 2000 issues.

The Company does not expect customers who purchase or migrate to Year 2000 compliant versions of its products to experience any Year 2000 failures caused by such products. In addition, the Company believes that its licenses and other agreements contain customary and appropriate limitations on the Company's obligations with respect to any Year 2000 failures that may be caused by its current or former products. However, there can be no assurance that the Company's expectations and beliefs as to these matters will prove to be accurate. Moreover, the Company's products are used in IT systems comprised of third-party hardware and software, some of which may not be Year 2000 compliant. Many of the Company's customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. While the Company has not been subject to any Year 2000 product claims or lawsuits to date, there can be no assurance that customers or former customers will not bring claims or lawsuits against the Company seeking compensation for losses associated with Year 2000-related failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on the Company's business, financial condition and results of operations.

A small number of the products the Company sells are licensed from third parties. Although the current versions of these products have generally been warranted to the Company as being Year 2000 compliant, these products have generally not been subjected to the same extensive Company testing as those products developed or acquired by the Company. The Company is therefore working with these third party suppliers to obtain assurance of Year 2000 compliance.

The Company has designated its website as the Company's "Year 2000 Internet Website" under the terms of the Year 2000 Information and Readiness Disclosure Act (the "Act") (S.2392). The information provided on past and present pages on this website regarding the Year 2000 compliance of Company products has been designated as "Year 2000 Readiness Disclosures." The pages on this website have been and will continue to be the Company's primary means for communicating to customers regarding the Year 2000 compliance of its products.

Demand for Year 2000 Remediation Products and Services

The Company anticipates that demand in the Year 2000 product and service market will decline, perhaps rapidly, in anticipation of or following the Year 2000, and the demand for the Company's Year 2000 compliance products and services may also decline significantly as a result of new technologies, competition or other factors. In the quarter ended October 31, 1998, the Company's Year 2000 business was affected by customers moving to the later stages of their remediation processes, for which the Company did not have the appropriate products generally available until November 1998. If these factors were to continue, the Company's license revenue and professional service fees could be materially and adversely affected.

Costs and Risks Associated with Year 2000 Issues; Contingency Plans

The Company currently does not anticipate that it will incur material operating expenses or be required to invest heavily in internal systems improvements as a result of Year 2000 readiness issues. In addition, the Company has not incurred and does not currently expect to incur any significant incremental expenses in addressing this issue in its product and services. Upon completion of the analysis phase of the Company's Year 2000 readiness plan, the Company plans to undertake an assessment of any material expenses it will be required to incur in order to complete its Year 2000 readiness plan.

Although the Company believes that its Year 2000 readiness efforts are designed to appropriately identify and address those Year 2000 issues that are within the Company's control, there can be no assurance that the Company's efforts will be fully effective or that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations. The novelty and complexity of the issues presented and the Company's dependence on the preparedness of third parties are among the factors that could cause the Company's efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are simply beyond the Company's control, such as the potential effects of Year 2000 issues on the economy in general and on the Company's business partners and customers in particular. The Company intends to continue to evaluate both existing and newly identified Year 2000 risks and to develop and implement such further responsive measures as it deems appropriate.

The Company currently does not have a contingency plan, but plans to develop a contingency plan upon the completion of the analysis phase of its Year 2000 readiness plan. Should the evaluation of both existing and newly identified Year 2000 risks indicate that there is a sooner need for a contingency plan, responsive measures will be developed as appropriate. Any such contingency plan will seek to minimize the impact on the Company's business, financial condition and results of operations.

FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results of operations.

The factors set forth below as well as statements made elsewhere in this quarterly report contain certain forward looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 1999 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements.

Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in this Transition Report. The Company undertakes no
obligation   to  release   publicly   any  updates  or  revisions  to  any  such
forward-looking statements that may reflect events or circumstances occurring after the date of this Transition Report. For more information regarding forward-looking statements, see "General Introduction" above.

Integration of INTERSOLV; Synergies. In September 1998, the Company acquired all the share capital of INTERSOLV, Inc. ("INTERSOLV") (see Note 5 of "Notes to Condensed Consolidated Financial Statements (Unaudited)). The Company acquired INTERSOLV with the expectation that the acquisition will result in long-term strategic benefits. Realization of these anticipated benefits depends in part on whether the operations and administration of the companies are integrated in an efficient and effective manner. There can be no assurance that this will occur. The combined company's integration efforts have yet to be completed and are still ongoing. The successful integration of MERANT and INTERSOLV will require, among other things, integration of the product offerings of the companies, sales and marketing and research and development efforts, the cooperation and coordination of the business managers of the two companies, and the integration of globally dispersed operations. It is possible that this integration will not be accomplished smoothly or successfully, and that efforts to achieve integration may require more time, expense and management attention than anticipated. The diversion of management's attention from day-to-day operations and any difficulties encountered in the integration process could have a material adverse effect on the Company's business, financial condition and results of operations. If the integration of the Company's and INTERSOLV's operations is not successful, if the combined companies do not achieve the operational efficiencies and other business synergies that are anticipated or if those synergies are not achieved as quickly as may be expected by financial analysts or at the level expected by financial analysts, or if the effect of the merger on earnings per share is not in line with the expectation of financial analysts, the market price of the MERANT Ordinary Shares or the MERANT ADSs could be significantly and adversely affected.

Fluctuations in Operating Results; Absence of Significant Backlog. The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders and the lengthy sales cycle, product life cycles, the ability of the Company to introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of new or enhanced products or technologies, the timing of product introductions or enhancements by the Company or its competitors, technological changes in the software industry, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, including customer budgeting cycles, the quality of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, the cancellation of licenses during the warranty period, non-renewal of maintenance agreements, the effects of extended payment terms (particularly for international customers), economic conditions generally or in various geographic areas, and other factors discussed in this section.

A relatively high percentage of the Company's operating expenses is fixed over the short term and if anticipated revenue for a fiscal quarter does not occur or is delayed, the operating results for that quarter would be immediately and adversely affected. The Company historically has operated with little product backlog, because its products are generally shipped as orders are received. As a result, revenue of the Company in any quarter will depend on the volume and timing of, and the ability to fill, orders received in that quarter. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter.

Seasonality of Operating Results. The Company's revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the Company has historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. The Company typically has recognized a high proportion of its quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of the Company's expenses do not vary with revenue. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would likely be materially adversely affected.

Product Concentration. Substantially all of the Company's total net revenue is derived from products and related services for mainframe application development in the COBOL language and COBOL compilers running on workstations and personal computers. The Company expects that a substantial portion of its total net revenue will be derived from such products and services in the future. As a result, the Company's future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

Year 2000 Business and Compliance Issues. Information concerning the Company's state of Year 2000 readiness, the demand for its Year 2000 remediation products and services, the costs associated with its Year 2000 issues and its contingency plans are incorporated herein by reference to the information included above in this Transition Report under the caption entitled "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Considerations".

Rapid Technological Change; Dependence on New Products. The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend in part on its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends in part on its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing certain new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees could materially adversely affect the Company's business, financial condition and results of operations.

Competition. The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than the Company's products. Some of the Company's current and prospective competitors in its product and service markets have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market and, particularly, in the Year 2000 professional services market.

Susceptibility to General Economic Conditions. The Company's revenue and results of operations are subject to fluctuations in the general economic conditions in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see the section entitled "Exchange Rate Fluctuations" below), longer payment cycles, greater difficulties in accounts receivable collection and enforcing agreements, tariffs and other restrictions on foreign trade, U.S. export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain foreign countries in which the Company's products may be marketed may not protect the Company's intellectual property rights to the same extent, as do the laws of the United States and Europe. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue.

Dependence on Key Personnel. Several of the senior management personnel of the Company are relatively new to the Company, including the Company's Chief Executive Officer and Chief Financial Officer, and the Company's success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and there can be no assurance that the Company will be able to attract and retain a sufficient number of qualified personnel to conduct its business in the future. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. The Company will not have employment agreements with most of its key personnel, nor does it maintain key person life insurance on any of these persons.

Management of Growth. Both of the Company and INTERSOLV have recently experienced a period of rapid growth in net revenue. This growth has placed a significant strain on the financial, management, operational and other resources of the combined companies, and if it continues is expected to continue to place a significant strain on the Company's financial, management, operational and other resources. There can be no assurance that the Company's management personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations.

Volatility of Stock Price. The market price of the Company's securities has experienced significant price volatility, particularly since the announcement of the Company's proposed acquisition of INTERSOLV in June 1998, and such volatility may occur in the future. Factors such as actual or anticipated fluctuations in the Company's operating results, changes in financial estimates by securities analysts, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, general market conditions and other factors may have a significant impact on the market price of the Company's securities. Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions may adversely affect the market price of the Company's securities.

Recent and Future Acquisitions. The challenges of integrating the organizations and operations of the Company and INTERSOLV have been compounded by ongoing efforts associated with the integration of recent acquisitions by both companies, including the acquisitions by the Company of Millennium UK Limited in

April 1997, XDB Systems, Inc. in January 1998, Micro Focus Italia S.r.L. in May 1998 and Advanced Software Engineering Pty. Ltd. in August 1998 and the acquisition by INTERSOLV of SQL Software, Ltd. in March 1998. The Company is still in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. In addition, these acquisitions have required significant additional management resources and attention. The Company expects to continue growing its business through acquisitions. If the Company is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, financial condition and results of operations could be adversely affected in future periods.

Enforceability of U.S. Judgments. The Company is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against the Company, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

Exchange Rate Fluctuations

Revenue, costs and expenses arising in currencies other than U.S. dollars are translated using average exchange rates for the applicable period. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's net revenue arises in U.S. dollars, while its costs are incurred approximately equally in U.S. dollars and other currencies, predominately GB pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the GB pound, may have a significant impact on the Company's operating results, notably when expressed in GB pounds. During the transition quarter, fluctuations between the U.S. dollar and the GB pound were not significant, and net exchange rate gains or losses on operational transactions were immaterial.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

Effective as of the close of business on March 13, 1998, the Company undertook a subdivision (or stock split) of its Ordinary Shares on a 5-for-1 basis. The Company's ADSs have been adjusted such that each ADS represents 5 Ordinary Shares. All share and per share references included in this Transition Report have been adjusted to reflect the impact of the above-mentioned stock split of the Ordinary Shares.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

         See Item 18.

ITEM 18. FINANCIAL STATEMENTS

                   Condensed Consolidated Statements of Income
                (in thousands, except per share and per ADS data)
                                   (unaudited)

                                                                             Three months      Three months
                                                                                 ended             ended
                                                                            April 30, 1998    April 30, 1997
------------------------------------------------------------------------------------------------------------
Net revenue
     Product revenue                                                              $29,542           $17,892
     Maintenance revenue                                                           13,015            12,683
     Service revenue                                                                6,093             1,958
------------------------------------------------------------------------------------------------------------
Total net revenue                                                                  48,650            32,533
------------------------------------------------------------------------------------------------------------
Cost of revenue
     Cost of product revenue                                                        2,116             2,177
     Cost of maintenance revenue                                                    3,438             2,823
     Cost of service revenue                                                        4,243             2,310
------------------------------------------------------------------------------------------------------------
Total cost of revenue                                                               9,797             7,310
------------------------------------------------------------------------------------------------------------
Gross profit                                                                       38,853            25,223
------------------------------------------------------------------------------------------------------------
Operating expenses
     Research and development                                                       8,378             8,527
     Sales and marketing                                                           19,217            11,987
     General and administrative                                                     4,267             2,178
------------------------------------------------------------------------------------------------------------
Total operating expenses                                                           31,862            22,692
------------------------------------------------------------------------------------------------------------
Income from operations                                                              6,991             2,531
Interest income, net                                                                1,096               983
------------------------------------------------------------------------------------------------------------
Income before income taxes                                                          8,087             3,514
Income taxes                                                                      (2,750)           (1,139)
Net income                                                                         $5,337            $2,375
------------------------------------------------------------------------------------------------------------
Net income per share: basic                                                         $0.07             $0.03
Net income per ADS: basic                                                           $0.34             $0.15
------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding: basic                               79,483            77,767
Shares converted to ADS equivalent                                                 15,897            15,553
------------------------------------------------------------------------------------------------------------
Net income per share: diluted                                                       $0.06             $0.03
Net income per ADS: diluted                                                         $0.32             $0.15
------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding: diluted                             84,191            80,755
Shares converted to ADS equivalent                                                 16,838            16,151
------------------------------------------------------------------------------------------------------------

Note:  Shares and  per-share  data for all periods  presented  above reflect the 5-for-1 stock split of the Company's ordinary shares,  which was effective  as  of the  close of business  on March 13,  1998.  The  Company's  American
Depositary Shares ("ADSs") did not split.  Instead the conversion  rights of such ADSs were adjusted  such that each
ADS now  represents  five  ordinary  shares.  Per share earnings also are shown on an ADS equivalent basis.

The accompanying notes are an integral part of these condensed consolidated financial statements


                      Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                                                   April 30, 1998    January 31, 1998
                                                                                     (Unaudited)
----------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                            $52,377          $48,174
     Short-term investments                                                                40,448           36,316
     Accounts receivable, net                                                              39,074           47,798
     Inventories                                                                              421              519
     Prepaid expenses and other assets                                                      3,787            2,833
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                                      136,107          135,640
-------------------------------------------------------------------------------------------------------------------
Fixed assets:
     Property, plant and equipment, net                                                    40,224           39,083
     Goodwill, net                                                                          4,883            5,346
     Software product assets, net                                                          19,824           20,328
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                             $201,038         $200,397
-------------------------------------------------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
     Bank loans                                                                            $1,663           $1,652
     Accounts payable                                                                       6,346            6,957
     Accrued employee compensation                                                          7,568           12,383
     Income taxes payable                                                                  12,926           10,459
     Deferred revenue                                                                      29,208           32,848
     Other current liabilities                                                             11,643           12,085
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  69,354           76,384
-------------------------------------------------------------------------------------------------------------------
Long-term debt and other liabilities                                                           18               20
Deferred income taxes                                                                       9,463            9,159
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          78,835           85,563
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Ordinary shares: 2 pence (GB) par value,
     112,500,000 shares authorized, 79,682,000
     outstanding (79,417,000 at January 31, 1998)                                           2,547            2,546
     Additional paid-in capital                                                            34,731           33,362
     Unrealized (loss) gain on available-for-sale securities, net of tax                     (28)               44
     Treasury stock                                                                       (7,769)          (7,769)
     Retained earnings                                                                     94,356           89,019
     Currency translation adjustment                                                      (1,634)          (2,368)
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                122,203          114,834
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                               $201,038         $200,397
-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed consolidated financial statements


                 Condensed Consolidated Statements of Cash Flow
                                 (in thousands)
                                   (unaudited)


                                                                               Three months      Three months
                                                                                   ended             ended
                                                                               April 30, 1998    April 30, 1997
----------------------------------------------------------------------------------------------------------------
Operating activities
     Net income                                                                    $5,337            $2,375
     Adjustments to reconcile net income to cash provided by operations
        Depreciation of fixed assets                                                2,896             1,968
        Amortization of software product assets                                     2,782             3,121
        Amortization of goodwill                                                      464                 0
        Loss on sale of fixed assets                                                  (4)               (3)
     Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable                                  8,818           (1,710)
        Decrease in inventories                                                        92               104
        (Increase) in prepaid expenses and other assets                           (1,037)             (822)
        Increase (decrease) in accounts payable                                     (559)               144
        Increase in product royalties payable                                           6               453
        Increase (decrease) in accrued employee compensation                      (4,678)               315
        Increase in accrued payroll taxes                                             461               204
        Increase in income taxes payable                                            2,471             1,099
        Increase (decrease) in deferred revenue                                   (3,782)             2,246
        (Decrease) in other current liabilities                                     (452)           (2,671)
------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                          12,815             6,823
------------------------------------------------------------------------------------------------------------
Investing activities
     Purchases of property, plant & equipment, net of capital lease obligations   (4,085)           (1,223)
     incurred
     Software product asset purchases                                             (1,999)           (2,168)
     Acquisition of subsidiary, net of cash balances acquired                           0           (3,208)
     Available-for-sale securities                                                (4,132)          (36,629)
     Disposals of property, plant and equipment                                        13               566
------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                          (10,203)          (42,662)
------------------------------------------------------------------------------------------------------------
Financing activities
     Issuance of ordinary shares, net of expenses                                   1,408             (281)
     Borrowings                                                                      (17)               263
     Repayment of capital leases                                                      (1)              (10)
------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                           1,390                 8
------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                               201              (44)
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                         4,203          (35,875)
Cash at beginning of period                                                        48,174            73,119
------------------------------------------------------------------------------------------------------------
Cash at end of period                                                             $52,377           $37,244
------------------------------------------------------------------------------------------------------------

The  accompanying notes are an integral  part  of  these  condensed consolidated financial statements


        Notes to Condensed Consolidated Financial Statements (Unaudited)

1.  Basis of Presentation

MERANT  plc  (the  "Company")  is  incorporated  in  England  and  Wales.  Where
applicable,   the  term   "Company"   also  includes  the  direct  and  indirect
subsidiaries of MERANT plc. The condensed consolidated financial statements shown herein are stated in U.S. dollars and are prepared under U.S. generally accepted accounting principles for interim financial information.

The financial information at April 30, 1998 and for the quarters ended April 30, 1998 and 1997 is unaudited but includes all adjustments the Company considers necessary for a fair presentation of its financial position at such date and the operating results and cash flows for such periods. The year-end balance sheet at January 31, 1998 was derived from audited financial statements, but does not include all disclosures required by U.S. generally accepted accounting principles. Results for the transition period ended April 30, 1998 are not necessarily indicative of results that may be expected for the fiscal year ending April 30, 1999 or any future interim or full-year period. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to SEC regulations. Management believes that the disclosures are adequate to make the information presented herein not misleading. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended January 31, 1998 included in the Company's Annual Report on Form 20-F which was filed with the Commission on May 29, 1998.

The financial information contained in this quarterly report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the fiscal year ended January 31, 1998 are based on the audited financial statements which have been filed with the UK Registrar of Companies, and the auditors' reports on both the U.S. and UK financial statements for the year ended January 31, 1998 were unqualified.

2.  Cash and Cash Equivalents - Short-Term Investments

Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments with original maturities of less than three months.

The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors and implemented as of February 1997. This policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly rated financial institutions and other specified money market instruments of similar liquidity and credit quality.

In accordance with Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management of the Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

The Company has determined that all of its investment securities are to be classified as available-for-sale. Such securities are stated at amounts which approximate fair value, based on quoted market prices, with the unrealized gains and losses reported as a separate component of shareholders' equity. Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

3.  Earnings Per Share

The Company's ordinary shares have been listed on the London Stock Exchange since 1983, and are currently listed under the symbol MRN. Since 1992, the Company's ordinary shares also have been listed on the Nasdaq Stock Market in the U.S. in the form of American Depositary Shares ("ADSs"), as evidenced by American Depositary Receipts. The Company's current NASDAQ symbol is MRNT. Effective as of the close of business on March 13, 1998, the Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis. The conversion ratio of the Company's ADSs has been adjusted such that each ADS represents 5 ordinary shares. All share and per-share references included in this report have been restated to reflect the impact of the above-mentioned stock split.

4.  Acquisitions

On April 30, 1997, the Company acquired all the share capital of Millennium UK Limited ("Millennium") for total consideration of approximately $6.5 million, which consisted of a payment of $3.25 million in cash and the issuance of 745,710 ordinary shares of the Company with a value of approximately $3.25 million on the date the acquisition was completed. The transaction was accounted for as a purchase. Millennium provided consulting and project management services and had expertise in the estimating, planning and management of Year 2000 compliance projects for large systems. Effective January 31, 1998, Millennium's consulting services were integrated with the professional service operations of the Company.

On January 20, 1998, the Company acquired all the share capital of XDB Systems, Inc. ("XDB") for total consideration of approximately $18.6 million on the date of the acquisition, which consisted of the issuance of 2,084,825 ordinary shares of the Company (including up to 192,850 ordinary shares to be issued to holders of XDB options upon exercise of such options). The transaction was accounted for as a pooling of interests. XDB, a privately held corporation based in Columbia, Maryland, is a provider of DB2 database development, maintenance and connectivity solutions.

5.  Subsequent Events

On May 15, 1998, the Company acquired all the share capital of its Italian distributor, Micro Focus Italia, s.r.l., for total cash consideration of $4.3 million. On August 13, 1998, the Company acquired all the share capital of its Australian distributor, Advanced Software Engineering Pty Ltd., for total cash consideration of $2.4 million. These transactions are intended to beaccounted for as purchases.

On September 24, 1998, the Company completed the acquisition of INTERSOLV, Inc. ("INTERSOLV"). The acquisition is intended to be accounted for as a pooling of interests under U.S. GAAP. Under the terms of the agreement, each common share of INTERSOLV was exchanged for 0.55 MERANT ADSs. In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by the Company and became an option or right to purchase or acquire MERANT ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. The merger was structured as a tax-free reorganization under U.S. tax law. The Company issued approximately
12.6 million new MERANT ADSs (representing approximately 63.1 million new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the merger represented approximately 46% of MERANT's share capital on a fully-diluted basis. Prior to the merger, INTERSOLV was a public company listed on the Nasdaq National Market. INTERSOLV was based in Rockville, Maryland and was a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services were focused primarily in the areas of automated software quality, data connectivity and enterprise application renewal.

The following selected historical financial information of MERANT and Intersolv has been derived from their respective historical consolidated financial statements, and should be read in conjunction with such consolidated financial statements and the notes thereto. For pro forma purposes, MERANT's statements of operations for the three fiscal years ended January 31, 1998 have been combined with the statements of operations of Intersolv for the three fiscal years ended April 30, 1998 and give effect to the merger as a pooling of interests. MERANT's balance sheet at April 30, 1998 has been combined with Intersolv's balance sheet at April 30, 1998.

The unaudited pro forma information presented below is for illustrative purposes only and is not necessarily indicative of the operating results or the financial position that would have occurred if the merger had been consummated as of the beginning of the periods presented nor is it necessarily indicative of future operating results or financial position.

                   Summary Historical and Unaudited Pro Forma
                    Combined Condensed Financial Information'
                                 (in thousands)

                                         As of or for the Year Ended
                                            January 31 / April 30,
                                ------------------------------------------------
                                    1996              1997              1998
                                ------------      ------------     -------------

  Income Statement Data
  ---------------------
  Net revenue                      $280,097          $283,640          $363,789
  Gross profit                      205,299           208,473           265,285
  Net Income (loss)                (14,867)          (35,856)            20,148

  Balance Sheet Data
  -------------------
  Working Capital                   $69,968           $62,421           $94,230
  Total assets                      272,523           257,887           333,263
  Long-term debt                      2,519             1,314               612
  Shareholder's equity              157,109           123,493           172,073


Effective November 30, 1998, the Company changed its fiscal year end from January 31 to April 30.

Effective February 16, 1999, the Company changed its corporate name from "Micro Focus Group Public Limited Company" to "MERANT plc".

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Transition Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 26, 1999                              MERANT plc

                                          By: /s/  Kenneth A. Sexton
                                              --------------------------------
                                              Kenneth A. Sexton
                                              Senior Vice President, Finance and
                                              Administration, Chief Financial
                                              Officer and Secretary