Form 20-F
period 1999-04-30
MERANT PLC
filed 1999-11-02
CIK 881581

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

                    For the fiscal year ended April 30, 1999

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report: 143,672,697 Ordinary Shares of 2p each.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

          Yes  X         No ___
          ------
Indicate by check mark which financial statement item the Registrant has elected to follow.

          Item 17  __    Item 18  X
                         ----------

                               TABLE OF CONTENTS


                                                                            Page

General Introduction...........................................................1

PART I

Item 1.   Description of Business..............................................2
Item 2.   Description of Property.............................................12
Item 3.   Legal Proceedings...................................................13
Item 4.   Control of Registrant...............................................13
Item 5.   Nature of Trading Market............................................14
Item 6.   Exchange Controls and Other Limitations Affecting Security Holders..15
Item 7.   Taxation............................................................15
Item 8.   Selected Financial Data.............................................18
Item 9.   Management's Discussion and Analysis of Financial Condition and
          Results of Operations...............................................19
Item 9A.  Quantitative and Qualitative Disclosures About Market Risk..........19
Item 10.  Directors and Officers of Registrant................................19
Item 11.  Compensation of Directors and Officers..............................22
Item 12.  Options to Purchase Securities from Registrant or Subsidiaries......22
Item 13.  Interest of Management in Certain Transactions......................23

PART II

Item 14.  Description of Securities to be Registered..........................23

PART III

Item 15.  Defaults Upon Senior Securities.....................................34
Item 16.  Changes in Securities and Changes in Security for Registered
          Securities and Use of Proceeds......................................35

PART IV

Item 17.  Financial Statements................................................35
Item 18.  Financial Statements................................................35
Item 19.  Financial Statements and Exhibits...................................35

Signatures....................................................................42

                              GENERAL INTRODUCTION

     This annual report contains translations of certain amounts from GB pounds to U.S. dollars. These translations have been made at the noon buying rates published by the Federal Reserve Bank of New York on the relevant dates. They should not be construed as representations that the GB pound amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. In its consolidated financial statements MERANT uses exchange rates which are published at the close of business in London, and which therefore may differ from the noon buying rates. For additional information on exchange rates, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Exchange Rate Fluctuations" on pages 29 and 70 of the MERANT Annual Report Detail included in MERANT's Annual Report to Shareholders for the year ended April 30, 1999 contained in the Report of Foreign Issuer on Form 6-K furnished to the SEC on August 27, 1999, which sections are incorporated in this Form 20-F by reference. On April 30, 1999, the noon buying rate was $1.61 per GBP 1.

     We publish annual reports containing annual audited consolidated financial statements and opinions on the financial statements by independent public accountants. Financial statements are prepared in accordance with U.S. GAAP, expressed in U.S. dollars, and also in accordance with U.K. GAAP, expressed in GB pounds. U.K. GAAP differs from U.S. GAAP in, amongst other areas, the treatment of mergers, of goodwill and other intangibles acquired in connection with the purchase of subsidiaries, in the methods of computing earnings per share, and in other disclosures and presentation.

     We also publish quarterly updates and semi-Annual Reports containing unaudited financial information prepared on the same basis as the audited consolidated financial statements.

     Each of these reports is furnished to The Bank of New York as depositary under a deposit agreement (see Item 14). The depositary generally will mail these reports to record-holders of American depositary receipts, or ADRs. MERANT also furnishes to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to MERANT shareholders. The depositary makes these communications available for inspection by ADR record-holders and mails notices of shareholders' meetings to them.

     As a foreign private issuer in the United States, we are not required to file quarterly reports with the SEC. However, we began furnishing quarterly reports to the SEC on Form 6-K on a voluntary basis in June 1997. These reports include the results for the applicable fiscal quarter in a format similar to that of a Form 10-Q. Also, we are not currently required to file electronically with the SEC but as of March 1997, we began voluntarily submitting our filings electronically to the SEC.

     The Financial Statements and other financial information in this Form 20-F do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the years ended April 30, 1999, January 31, 1998 and January 31, 1997 have been delivered to the Registrar of Companies for England and Wales. The auditor's reports on these accounts were unqualified.

     On November 30, 1998, MERANT changed its fiscal year end and accounting reference date to April 30 from January 31. In this Form 20-F and the financial statements incorporated in this Form 20-F by reference we use the terms fiscal years 1999, 1998 and 1997 and the 1998 transition period to mean the fiscal years ended April 30, 1999, January 31, 1998 and January 31, 1997 and the three-month period ended April 30, 1998. MERANT submitted a Transition Report on Form 20-F to the SEC on February 26, 1999 covering the 1998 transition period.

     DataDirect, Micro Focus and PVCS are registered trademarks, and MERANT and Egility are trademarks, of MERANT. Certain other trademarks belonging to other companies appear in this annual report and are the property of their respective owners.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

General
-------

     MERANT plc was incorporated in England in March 1983 as a public limited company under the Companies Acts 1948 to 1981 of Great Britain under its original name, Micro Focus Group plc. In May 1983, the company obtained a quotation on the Unlisted Securities Market of the London Stock Exchange, and in June 1984 became a fully listed company on the London Stock Exchange. In May 1992, the company became listed on the Nasdaq National Market. On February 16, 1999, the company changed its name from Micro Focus Group plc to MERANT plc.

     MERANT designs and develops computer software for business application development and provides related support services. Our solutions permit developers to develop, deploy, maintain and test software applications for use on a wide range of hardware and software platforms, from the Internet to
personal   computer   workstations  and  mainframe   computers   throughout  the
enterprise.

Industry Background
-------------------

     The computer software industry is divided into many categories, including:

     *    operating systems such as UNIX and Windows;

     * end-user software applications for the average desktop user such as spreadsheet and word processing programs,

     * application development tools such as compilers and rapid application development tools,

     * enterprise-wide packaged software applications which are sold as packages and then customized for each enterprise based upon the needs of the individual user, such as accounting software, and

     * custom applications which may address a wide variety of needs but are typically created for a single enterprise to meet unique corporate objectives.

     Within that industry, MERANT's core business is to provide enterprise application development solutions. We provide application development tools that are used to create and improve the computing applications of an enterprise, and related support and training services. Our solutions enable businesses to:

     * transform enterprise applications for the changing technology and business requirements of the e-business environment,

     *    manage the application development process,

     *    provide integrated data connectivity across the enterprise,

     *    extend legacy applications to the Internet, and

     *    create an e-business strategy and develop e-commerce applications.

Solutions
-----------

     MERANT operates in four business segments, as indicated below. The solutions provided by each segment are marketed throughout the world. The segments are:

     APPLICATION CREATION AND TRANSFORMATION, or ACT - This includes the MERANT Micro Focus range of products and services, which enables customers to accelerate e-business by maintaining, transforming and extending business applications. The product lines are:

     * Application Extension: designed to enable customers to extend their COBOL assets to the web and other distributed platforms.

     * Mainframe Development: designed to enable customers to maintain legacy applications and increase productivity by extending their development environment to the workstation.

     * Application Transformation: designed to transform legacy applications for euro-readiness and Year 2000 compliance, including remediation, verification, testing, due diligence and reporting requirements

     APPLICATION DEVELOPMENT MANAGEMENT, or ADM - MERANT's ADM solution helps provide quality throughout the application development process. It consists of the PVCS series, a series of products that enable software developers to manage software configuration and change in a team development environment, such as on a LAN or the Internet. The PVCS series includes tools for software configuration management, process automation, issue management, web content management and web application development. The ADM solution leverages team development on the local area network or the Web, while supporting multi-operating systems and multi-tool environments.

     ENTERPRISE DATA CONNECTIVITY, or EDC - MERANT's EDC solutions address enterprise data access, connectivity and integration. MERANT DataDirect helps customers integrate corporate data assets across new and existing systems, from the mainframe to the Internet. DataDirect provides organizations with an information platform, permitting flexible response to market dynamics and preservation of investment in existing resources. It supports widely accepted standards, including ODBC, JDBC and OLE DB, and major operating systems and data sources. DataDirect offerings also include solutions to deploy cross-platform applications accessing multiple data sources.

     ENTERPRISE CONSULTING SOLUTIONS, or ECS - MERANT's enterprise consulting solutions are a flexible suite of customizable solutions designed to meet the full spectrum of an organization's transformation to e-business, remaining Year 2000 compliance requirements, validation and verification efforts, euro currency conversion and other mass change initiatives. ECS provides support for companies' strategic technology-related business initiatives, including developing e-business strategies and deploying e-commerce intranet, extranet and Internet applications, and helping development organizations improve their processes and operations to attain software development standards.

     MERANT EGILITY - This is the MERANT framework for rapidly enabling existing businesses to compete in e-business, and provides solutions for creating e-business strategy, building e-business and e-commerce intranet, extranet and Internet sites, extending legacy applications, integrating data and applications, managing web content and developing web applications.

Support and Training Services
-----------------------------

     MERANT offers its customers a wide variety of support services which are intended to help customers gain the benefits from the solutions that MERANT delivers. Customers who purchase maintenance services benefit from MERANT SupportNet, which provides technical support, and product maintenance releases and updates, a web-based customer community for sharing information regarding MERANT products and other support services.

     MERANT also provides comprehensive fee-paid education and training solutions through MERANT University. Training offerings include both on-site training and training at a MERANT training center and are focused primarily on the use of MERANT solutions.

Sales and marketing
-------------------

     MERANT markets and distributes its products on a worldwide basis through multiple channels. Sales are made directly, using a combination of field, telesales, third parties distribution and the Internet. We have local sales and marketing operations in the U.K., the U.S., Australia, Belgium, Canada, France, Germany, India, Italy, Japan, the Netherlands, Portugal, Singapore, Spain and South Africa. Our direct sales effort is augmented with a network of independent software vendors, dealers, distributors, original equipment manufacturers and value added resellers in 40 countries around the world.

     During the last fiscal year, sales by geographic region were distributed as follows: 60% in the U.S., 19% in the U.K., 6% in Germany, 10% in the rest of Europe (excluding the U.K. and Germany), 1% in Canada, 2% in Japan and 2% in the rest of the world. As of April 30, 1999, MERANT's sales and sales support organization consisted of 225 people in the United States, 193 people in Europe and 30 people located in other countries. MERANT has distributors representing its products throughout the world.

     Our end-user customers consist of corporate data processing centers, independent software vendors, individual software developers, value-added resellers and computer equipment manufacturers worldwide. The customer base is broad, and no individual customer accounted for more than 10% of total revenue in fiscal years 1999, 1998 or 1997. Additionally, MERANT's business does not concentrate on any specific industry.

Telesales

     Telesales representatives concentrate on sales at the project level and to smaller accounts, selling to individual developers and project managers. Telesales representatives concentrate their efforts on one solution area. Telesales are supported by mailings to lists of prospective customers and advertising in selected trade magazines. MERANT also offers special promotions and incentives from time to time aimed at introducing MERANT's products to new users.

Field Sales

     Our field sales personnel are located in several major cities in the U.S. and throughout the world, offering local sales and technical support to customers and prospects. Field sales personnel also concentrate their efforts on one solution area within a defined geographical region. Field sales builds long-term relationships with our largest customers and prospects. Field sales personnel assist prospective and current customers in evaluating needs and solutions and guide them in the evaluation and use of MERANT products. Field sales personnel focus their efforts primarily on large corporate prospects and customers.

Third Parties

     In addition to our own field sales and telesales organizations, we market our technologies and products through a global network of third parties, including:

     *    independent software vendors, or ISVs

     *    value-added resellers, or VARs

     *    original equipment manufacturers, or OEMs


     *    other dealers and distributors.

Through third party alliances, MERANT enables selected ISVs and OEMs to embed and sell MERANT technologies in their own products. Alliances with other ISVs include joint development and marketing arrangements. We also have arrangements with VARs, dealers and distributors to resell our products in markets which we cannot cost effectively serve on a direct basis.

Internet

     We also use the Internet as a marketing and sales channel. We promote our products and services and offer demonstration and evaluation versions of products on a trial basis. We also conduct prospect identification and lead generation programs over the Internet. We intend to continue to embrace Internet technology to develop and deliver new products and to provide better and faster service to customers.

Research and Development
------------------------

     MERANT has a policy of consistently updating its software products for the various operating systems consistent with customer demand. Each new release adds greater functionality and more features to the products. Research and development expenditures in fiscal 1999, the three-month 1998 transition period, and fiscal years 1998 and 1997, represented approximately 14%, 12%, 15%, and 21% of MERANT's revenue. Those expenditures are quantified in the following table, which also discloses the costs capitalized and the amounts of amortization of capitalized costs for each period.



In millions of U.S. dollars                        Year           Three          Year           Year
                                                  ended           months         ended          ended
                                                 April 30,        ended        January 31,    January 31,
                                                  1999           April 30,        1998           1997
                                                                   1998

R&D expenditures, before capitalization           $53.6          $13.7          $56.2          $60.6
Costs capitalized as software product assets       (8.5)          (2.5)         (10.3)         (17.7)
Amortization of previously capitalized software    14.8            3.3           14.9           21.4
R&D charge                                        $59.9          $14.5          $60.8          $64.3


     MERANT has signed license and distribution arrangements that enable it to sell products developed by third parties. We pay license fees to these third parties, which typically have a continuing obligation to improve and maintain the products supplied to us. For the year ended April 30, 1999, revenue from these products accounted for approximately 2% of our total net revenue.

     The products that we ship are comprised primarily of printed material on paper and software programs copied onto diskettes, tape media or CD-ROM. These raw materials are widely available.

Employees
---------

     As of April 30, 1999, MERANT had 2,018 employees, of whom 484 were located in the U.K., 1,119 were in the U.S. and 415 in other countries. None of our employees is represented by a labor union. MERANT has experienced no work stoppages and believes its relations with its employees are good.

     MERANT has adopted policies with regard to issuance of share options to its employees. We have an ongoing policy of paying cash bonuses based upon our financial performance relative to plan. These policies, together with our sales, marketing and financial practices, are designed to encourage employee performance and minimize employee turnover, although there can be no assurance that these policies and practices will be successful.

Recent Acquisitions or Dispositions
-----------------------------------

     During fiscal 1999, MERANT completed three business combinations.

     On May 15, 1998, we acquired all the share capital of our Italian distributor, Micro Focus Italia, s.r.l., for total cash consideration of $4.6 million. On August 13, 1998, we acquired all the share capital of our Australian distributor, Advanced Software Engineering Pty Ltd., for total cash consideration of $2.5 million. These transactions were accounted for as purchases under U.S. GAAP.

     On September 24, 1998, we completed a merger with INTERSOLV, Inc, a Rockville, Maryland-based provider of software solutions that facilitate the development, delivery and deployment of business information systems. The transaction was accounted for as a pooling of interests under U.S. GAAP. Under the terms of the agreement, each share of INTERSOLV common stock was exchanged for 0.55 MERANT ADSs. In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV common stock was assumed by MERANT and became an option or right to purchase or acquire MERANT ADSs with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. The merger was structured as a tax-free reorganization under U.S. tax law. MERANT issued approximately 12.6 million new ADSs (representing approximately 63.1 million new ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the merger represented approximately 46% of MERANT's share capital on a fully-diluted basis. Prior to the merger, INTERSOLV was a public company listed on the Nasdaq National Market.

     Since the end of the current fiscal year, on August 3, 1999, MERANT acquired all the share capital of Essential Software Inc., for total cash consideration of up to $15 million, subject to the terms of the acquisition agreement. Essential Software, Inc. was an Internet professional services firm based in Raleigh, North Carolina, which did business as The Marathon Group. This transaction is intended to be accounted for as a purchase under U.S. GAAP.

Risk Factors
------------

MERANT'S OPERATING RESULTS MAY FLUCTUATE, AND ANY FLUCTUATIONS COULD ADVERSELY AFFECT THE PRICE OF MERANT SECURITIES

     MERANT's future operating results are subject to quarterly and annual fluctuations. If MERANT fails to meet the expectations of securities analysts and investors as a result of any future fluctuations in its quarterly operating results, the market price of MERANT securities would likely decrease. We expect that our results may fluctuate in the future due to a variety of factors, including:

     *    demand for our products,

     *    the size and timing of customer orders and the lengthy sales cycle,

     *    product life cycles,

     * our ability to introduce and market new and enhanced versions of our products on a timely basis,

     *    the   introduction   and   acceptance  of  new  products  and  product
          enhancements by us or by our competitors,

     * customer order deferrals in anticipation of new or enhanced products or technologies,

     * the timing of product introductions or enhancements by us or by our competitors,

     *    technological changes in the software industry,

     * changes in the mix of distribution channels through which our products are offered,

     * purchasing patterns of distributors and retailers, including customer budgeting cycles,

     *    the quality of products sold,

     *    price and other competitive conditions in the industry,

     *    changes in our level of operating expenses,

     *    changes in our sales incentive plans,

     *    the cancellation of licenses during the warranty period,

     *    non-renewal of maintenance agreements,

     * the effects of extended payment terms (particularly for international customers),

     *    economic conditions generally or in various geographic areas, and

     *    other factors discussed in this section.

MERANT'S INSIGNIFICANT BACKLOG AND LONG SALES CYCLE COMBINED WITH COSTS THAT ARE FIXED, MAKE IT DIFFICULT FOR US TO PREDICT FUTURE REVENUE AND COMPENSATE FOR A REVENUE SHORTFALL

     Historically, we have operated with little product backlog, because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume and timing of, and our ability to fill, orders received in that quarter. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes the timing of sales and license fees difficult to predict. Because our staffing and operating expenses are based on anticipated total revenue levels, and a high percentage of our costs are fixed in the short term and do not vary with revenue, small variations between anticipated orders and actual orders, as well as non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, MERANT's quarterly operating results and cash flow would suffer from a lost or delayed sale. Moreover, if significant sales occur earlier than expected, operating results for later quarters may suffer.

MERANT'S REVENUE COULD DECLINE IF CUSTOMERS DEFER SPENDING UNTIL AFTER TURN OF THE CENTURY

     Many of MERANT's existing and potential customers could implement policies that prohibit or strongly discourage making changes or additions to their internal computer systems prior to or shortly after the turn of the millennium. If existing or potential customers delay purchasing products and services as a result of Year 2000 issues, we could experience lower revenues until customers resume more normal buying patterns. We anticipate that demand in the Year 2000 product and service market will decline, perhaps rapidly, in anticipation of or shortly following the Year 2000. We also anticipate that demand for our Year 2000 compliance products and services may decline significantly as a result of new technologies, competition or other factors.

SEASONALITY CAN CAUSE MERANT'S OPERATING RESULTS TO FLUCTUATE

     MERANT's revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, we have historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognize a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

MERANT's revenues could decline if there is a decline in the demand for or use of the COBOL language or mainframe computers

     A substantial portion of MERANT's net revenue is derived from products and related services for mainframe application development in the COBOL language and COBOL compilers running on workstations and personal computers. We expect that a substantial portion of our net revenue will be derived from these products and services in the future. As a result, our future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could cause MERANT's revenues to decline.

IF MERANT FAILS TO ADDRESS YEAR 2000 ISSUES ADEQUATELY, IT MAY LOSE REVENUE OR INCUR SIGNIFICANT ADDITIONAL COSTS

     MERANT's products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of our customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. Customers or former customers may bring claims or lawsuits against us seeking compensation for losses allegedly associated with Year 2000-related failures.

     Although we believe that our Year 2000 readiness efforts are designed to appropriately identify and address those Year 2000 issues that are within our control, our efforts may not be fully effective. The novelty and complexity of the issues presented and our dependence on the preparedness of third parties are among the factors that could cause our efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are beyond our control, such as the potential effects of Year 2000 issues on the economy in general and on our business partners and customers in particular. In addition, we may experience significant additional expenses for unforeseen Year 2000 issues, including those out of our reasonable control.

IF OUR NEW PRODUCTS OR PRODUCT ENHANCEMENTS FAIL TO ACHIEVE CUSTOMER ACCEPTANCE, OR IF WE FAIL TO MANAGE PRODUCT TRANSITIONS, OUR BUSINESS REPUTATION AND FINANCIAL PERFORMANCE WOULD SUFFER

     MERANT is in a market that is subject to rapid technological change. We must continually adapt to that change by improving our products and introducing new products, technologies and services. Our growth and financial performance will depend in part on our ability to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions on a timely and cost-effective basis. This depends in part on our ability to attract and retain qualified employees. In the past, we have experienced delays and increased expenses in developing new products. We may not be successful in marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

PRODUCT DEFECTS CAN BE EXPENSIVE TO FIX AND CAN CAUSE MERANT TO LOSE CUSTOMERS

     Software products as complex as those offered by MERANT may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing, as well as testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The occurrence of errors could result in loss of or delay in market acceptance of our products.

PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED, WHICH MAY AFFECT MERANT'S COMPETITIVE POSITION

     MERANT's success depends upon its proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise to obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Patents have been granted on fundamental technologies in software, and patents may issue that relate to fundamental technologies incorporated into our products.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, WHICH MAY RESULT IN LAWSUITS AND PREVENT MERANT FROM SELLING OUR PRODUCTS

     There are currently no notices or pending claims that MERANT's products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, third parties could assert infringement claims against us in the future. If it is necessary or desirable, we may seek licenses under disputed third party intellectual property rights. However, these licenses may not be available on reasonable commercial terms, if at all. The failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain of its products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favor. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, discontinue the use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims MERANT initiates against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

COMPETITION CAN LEAD TO PRICING PRESSURES AND LOSS OF MARKET SHARE

     Rapid technological change and aggressive competition characterize the markets in which MERANT competes. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors in our product and service markets have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, MERANT may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers.

MERANT IS SUSCEPTIBLE TO GENERAL ECONOMIC CONDITIONS

     MERANT's revenue and results of operations are subject to fluctuations in general economic conditions. If there were a general economic downturn or a recession in the United States or other significant markets, we believe that current or prospective customers might reduce or delay their purchases of our products or services, leading to a reduction in our revenue.

INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF OUR TOTAL REVENUE, WHICH EXPOSES MERANT TO THE BUSINESS AND ECONOMIC RISKS OF GLOBAL OPERATIONS

     In fiscal years 1999, 1998 and 1997, sales to customers outside of the United States represented approximately 40%, 35% and 37%, respectively, of total revenue. MERANT intends to continue to expand its operations outside of the United States and enter additional international markets, and commit significant time and resources to developing international sales and support channels. The risks inherent in conducting international business generally include:

     *    exposure to exchange rate fluctuations

     *    longer payment cycles

     * greater difficulties in accounts receivable collection and enforcing agreements

     *    tariffs and other restrictions on foreign trade

     *    U.S. export requirements

     *    economic and political instability

     *    withholding and other tax consequences

     *    restrictions on repatriation of earnings

     *    the burdens of complying with a wide variety of foreign laws.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY, WE MAY NOT BE ABLE TO MANAGE OUR BUSINESS SUCCESSFULLY OR SELL OUR PRODUCTS

     Several of our senior management personnel are relatively new to MERANT, including the Chief Executive Officer and Chief Financial Officer, and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to conduct our business in the future. Our success depends to a significant degree upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. We do not have employment agreements with most of our key personnel that ensure their continued employment, and we do not maintain key person life insurance on any of these persons.

IF MERANT IS UNABLE TO MANAGE GROWTH EFFECTIVELY, OUR OPERATIONS WOULD BE DISRUPTED

     MERANT has recently experienced a period of rapid growth, which has placed a significant strain on our financial, management, operational and other resources. If this rapid growth is maintained, these strains will continue. Our management, personnel, systems, procedures and controls may not be adequate to support existing and future operations.

MARKET VOLATILITY MAY CAUSE THE PRICE OF OUR SECURITIES TO DECLINE

     The market price of MERANT's securities has experienced significant price volatility, particularly since the announcement in June 1998 of the merger with INTERSOLV, and volatility may occur in the future. Factors that may have a significant impact on the market price of our securities include:

     *    actual or anticipated fluctuations in our operating results

     *    changes in financial estimates by securities analysts

     *    announcements of technological innovations

     *    new products or new contracts by us or by our competitors

     *    developments with respect to patents, copyrights or proprietary rights

     *    conditions and trends in the software and other technology industries

     *    adoption of new accounting standards affecting the software industry

     *    general market conditions

     Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may cause the market price of MERANT's securities to be volatile.

IF WE ENGAGE IN FUTURE BUSINESS COMBINATIONS, WE MAY FAIL TO INTEGRATE ACQUIRED BUSINESSES EFFECTIVELY, WHICH COULD DISRUPT OUR ONGOING BUSINESS AND GENERATE NEGATIVE PUBLICITY

     We have completed a number of business combinations in recent years, most recently the acquisitions of INTERSOLV in September 1998 and of Essential Software, Inc. in August 1999. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

     * difficulties in the assimilation of the operations, technologies and products of the acquired companies,

     * difficulties in managing diverse geographic sales and research and development operations,

     *    the diversion of management attention from other business concerns,

     * risks of entering markets in which we have no or limited direct prior experience, and

     *    the potential loss of key employees of the acquired company.

THE RIGHTS OF MERANT'S SHAREHOLDERS MAY DIFFER FROM THE SHAREHOLDER RIGHTS OF A U.S. CORPORATION

     The right of shareholders and, therefore, certain of the rights of holders of ADRs, are governed by English law, including the Companies Act 1985, and by MERANT's Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations.

U.S. JUDGMENTS MAY NOT BE ENFORCEABLE AGAINST MERANT

     MERANT is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against MERANT, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

EXCHANGE RATE FLUCTUATIONS CAN CAUSE OUR OPERATING RESULTS TO FLUCTUATE

     The majority of our net revenue arises in U.S. dollars, while our costs are incurred approximately equally in U.S. dollars and other currencies, predominantly GB pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the GB pound, may have a significant impact on our operating results, notably when expressed in GB pounds. During fiscal 1999, fluctuations between the U.S. dollar and the GB pound were not significant, and net exchange rate gains or losses on operational transactions were immaterial.

Forward-Looking Statements
--------------------------

     This Form 20-F contains, and incorporates by reference, forward-looking statements that are based on the beliefs of MERANT's management, as well as assumptions made by and information currently available to it. Forward-looking statements are subject to the safe harbor created by the U.S. Private Securities Litigation Reform Act of 1995, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included along with the statements. When used in this report and in the documents incorporated in this report by reference, words such as anticipate, believe, estimate, expect, intend and similar expressions, are intended to identify forward-looking statements. These statements reflect the current views of MERANT or its management with respect to future events and are subject to risks, uncertainties and assumptions. In addition, statements concerning future matters and other statements that are not historical are forward-looking statements. These might include:

     *    the features, benefits and advantages of our products,

     *    the development of new products, enhancements or technologies,

     *    business and sales strategies,

     *    developments in our target markets,

     *    matters  relating  to  distribution   channels,   proprietary  rights,
          facilities needs, competition, litigation and our Year 2000 readiness,

     *    future gross margins and operating expense levels, and

     *    capital needs.

     These statements reflect the current views of MERANT or its management with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements in fiscal 2000 and beyond could differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to material differences include, but are not limited to, those discussed above in Part I, Item 1 of this report under the heading "Risk Factors", as well as those discussed elsewhere in this report and in the documents incorporated in this report by reference. You should not regard the inclusion of forward-looking information as a representation by us or any other person that the future events, plans or expectations contemplated by us will be achieved. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements that may reflect events or circumstances occurring after the date of this Form 20-F.

ITEM 2.   DESCRIPTION OF PROPERTY


     MERANT owns its worldwide headquarters, which consists of approximately 80,000 square feet of office space located on an 8-acre site in Newbury, England.

     MERANT also leases office space for its sales, distribution and development operations. Major facility leases include the following:

Location            Purpose                       Facility size (square feet)
--------            -------                       ---------------------------
Mountain View, CA   U.S. West Coast               56,000
Rockville, MD       U.S. East Coast               74,000
Beaverton, OR       Sales & development           48,000
Philadelphia, PA    Sales & development           26,000
Morrisville, NC     Sales & development           39,000
St. Albans, U.K.    Sales & development           20,000

     MERANT also maintains facilities, principally sales and distribution offices around the world. In the U.S. these are located in Boston, MA; Chicago, IL; Gaithersburg, MD; Greensboro, NC; Irvine, CA; Rutherford, NJ; New York, NY; and Raleigh, NC. Outside the U.S., MERANT maintains offices in Toronto and Montreal, Canada; Paris, France; Munich, Germany; Barcelona and Madrid, Spain; Lisbon, Portugal; Tokyo, Japan; Bangalore, India; Melbourne and Sydney, Australia; Duffel, Belgium; Amersfoort, Netherlands; Rome and Milan, Italy; and Singapore.

     The total of rental payments for all facilities for fiscal 1999 was $12.1 million. All leases are subject to renewal clauses and rent increase provisions, which are typical of similar leases in the relevant geographic areas.

     MERANT believes that its premises are generally suitable and adequate for the purposes for which they are used.

ITEM 3. LEGAL PROCEEDINGS

     In December 1998 and January 1999, seven class action securities complaints were filed in the U.S. District Court for the Southern District of New York against MERANT and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the ADSs of MERANT during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV who acquired ADSs in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning MERANT's business condition and prospects. MERANT has filed a motion to transfer the matter to the Northern District of California. MERANT has also filed a motion to dismiss the consolidated complaint. Plaintiffs' opposition to this motion is due shortly. The Court has not yet ruled on either the motion to transfer or the motion to dismiss. MERANT intends to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

ITEM 4. CONTROL OF REGISTRANT

     As far as is known to MERANT, the company is not directly or indirectly owned or controlled by one or more corporations or a foreign government.

The following  table  discloses the numbers of shares held as of October 5,1999, by:

     * any person who is known by MERANT to be the owner of more than 10% of its shares; and

     *    all directors and officers as a group.


Identity of person or group             Amount owned           Percent of class
---------------------------             ------------           ----------------
Fidelity Corporation                    15,875,645                   11.0%
Bank of New York (1)                    31,337,530                   21.7%
All directors and officers as a            354,765                    0.2%
group (14 persons)

(1) Held beneficially as the depositary of MERANT's ADSs for which ADRs have been issued.

     MERANT knows of no arrangements the operation of which may at a subsequent date result in a change of control of MERANT.

ITEM 5. NATURE OF TRADING MARKET

     MERANT's ordinary shares are listed on the London Stock Exchange and ADSs, each representing five ordinary shares, are traded in the United States. The ADSs are evidenced by ADRs issued by the depositary under the terms and conditions of the deposit agreement.

     In 1992, MERANT listed its ADSs on the Nasdaq National Market where they currently trade under the symbol MRNT. When MERANT obtained its listing, it received a waiver of Nasdaq's corporate governance requirements that were not then commonly observed by companies organized in the U.K. (which include requirements for at least two external directors and an audit committee).

     The following table presents for the periods indicated -

     * the high and low middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and

     * the equivalent U.S. dollar prices translated at the noon buying rate on the date of each high and low quotation.



                                        High                Low                 High                Low
                                             (in GB pounds)                          (in U.S. dollars)
                                        -----------------------                 -----------------------
Fiscal year ended January 31, 1998:
First quarter                           2.75                2.04                $4.46               $3.29
Second quarte                           3.85                2.65                 6.45                4.30
Third quarter                           4.66                3.27                 7.55                5.35
Fourth quarter                          5.66                3.88                 9.44                6.52
Three months ended April 30, 1998       7.18                5.10                11.76                8.59
Fiscal year ended January 31, 1999:
First quarter                           6.75                4.27                10.99                7.15
Second quarter                          4.80                1.90                 7.89                3.23
Third quarter                           2.40                0.97                 3.98                1.64
Fourth quarter                          1.52                1.06                 2.48                1.71


     The table below shows the highest and lowest bid prices for the ADSs in U.S. dollars as reported by the Nasdaq National Market for the periods indicated.

                                        High                Low
                                            (in U.S. dollars)
                                            -----------------

Fiscal year ended January 31, 1998:
First quarter                           $22.50              $16.38
Second quarter                           33.38               21.25
Third quarter                            39.13               26.25
Fourth quarter                           47.50               32.88
Three months ended April 30, 1998        60.63               39.13
Fiscal year ended January 31, 1999:
First quarter                            57.25               32.00
Second quarter                           39.38               15.25
Third quarter                            19.63                7.90
Fourth quarter                           12.56                8.13

     The following table provides detail of shares and ADSs held in the United States. Since certain of these shares and ADSs were held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or of where the beneficial holders are resident.

                                        Ordinary shares          ADSs
                                        ---------------          ---------
Held of record in the United States          2,056,208           6,267,506
Percent of ordinary shares outstanding            1.4%               21.8%
Record holders                                      79                 146

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are currently no U.K. laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-U.K. resident shareholders or ADS holders. There are no limitations under English law or in MERANT's Memorandum and Articles of Association relating to the right to hold or exercise voting rights attaching to the shares or ADSs that apply only to non-U.K. shareholders. However, English law currently forbids ownership of shares or ADSs by, or payment of dividends to, the governments of Iraq or Libya, persons exercising public functions in Iraq or Libya, or any resident of Iraq or any person treated as a resident.

ITEM 7. TAXATION

     The following is a general summary that does not address all tax consequences of the ownership of MERANT's ordinary shares or ADSs. This summary is based on U.S. federal income tax law and administrative practice and the laws and practice of the United Kingdom in effect on the date of this Form 20-F. Future legislation, regulations, administrative interpretations or court decisions could change these laws either prospectively or retroactively.

     Shareholders or ADS holders should consult their own tax advisors as to the particular tax consequences to them of ownership of MERANT's ordinary shares or ADSs.

     In particular, this summary:

     *    does not address U.S. estate, gift, state or local tax laws

     * does not address foreign law other than that of the United Kingdom as it would affect U.S. holders (persons resident in the United States and not resident in the United Kingdom, under the current double taxation convention between the United States and the United Kingdom). Non-U.S. holders may experience significantly different tax consequences and should consult their own tax advisors.

     * does not take into account the specific circumstances of any particular shareholders (such as tax-exempt entities, certain insurance companies, broker dealers, shareholders liable for alternative minimum tax, shareholders that actually or constructively own 10% or more of MERANT's voting shares, shareholders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or shareholders whose functional currency is not the U.S. dollar), some of which may be subject to special rules.

U.K. Income Taxation of Dividends
---------------------------------

     No dividends have ever been paid by MERANT. However, in the event dividends were to be paid in cash and denominated in dollars, the following would apply.

     MERANT will not be required to account for advance corporation tax in respect of dividends, nor will it be required to withhold tax at source when paying a dividend.

     Individual shareholders resident in the United Kingdom for tax purposes should generally be entitled to a tax credit in respect of any dividend, which they can offset against their total income tax liability. The amount of the tax credit is equal to 10% of the total of the dividend and the tax credit (the
"gross dividend"), which is also equal to one-ninth of the amount of the net cash dividend. The gross dividend is included in computing the income of the individual holder for U.K. tax purposes.

     For taxpayers liable to income tax at rates not exceeding the basic rate the rate of income tax on dividends will be 10% of the gross dividend, and the tax credit will discharge the income tax liability on the dividend. Higher rate taxpayers will be liable to tax on the dividend at the rate of 32.5% of the gross dividend; the tax credit will be set against but not fully match their tax liability on the dividend and they will have to account for additional tax equal to 22.5% of the gross dividend (which is also equal to 25% of the net cash dividend received) to the extent that the gross dividend, when treated as the top slice of their income, falls above the threshold for higher rate income tax.

     U.K. resident taxpayers who are not liable to U.K. tax on the dividends will not be entitled to claim repayment of the tax credit attaching to dividends paid by MERANT. Tax credits on dividends paid in respect of shares held in personal equity plans or individual savings accounts will be repayable until April 5, 2004.

     A U.K. resident corporate shareholder will not normally be liable to corporation tax in respect of any dividend received, and will not be able to claim repayment of tax credits attaching to dividends.

     A shareholder who is not resident in the United Kingdom for tax purposes will generally not benefit from any entitlement to a refund of any part of the tax credit. Special rules apply in the case of U.S. corporate shareholders that are:

     *    resident in the United Kingdom, or

     * corporations at least 25% of the capital of which is held, directly or indirectly, by persons that are not individual residents or nationals of the United States and that satisfy certain other conditions.

Further special rules may apply if the shareholder:

     * is a partnership, an estate or a trust that is a resident of the United States,

     * is exempt from taxation in the United States on dividends paid by MERANT, or

     *    owns 10% or more of the class of shares of MERANT paying the dividend.

US Federal Income Taxation of Dividends
---------------------------------------

     Under the current double income tax convention between the United Kingdom and the United States and domestic U.S. federal income tax law, an eligible U.S. holder will be subject to U.S. federal income tax on the sum of the cash dividend paid by MERANT plus a tax credit amount to which the U.S. holder would be entitled if it were a U.K. taxpayer. Dividends paid out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Subject to certain conditions and limitations, a U.S. holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for all or part of the tax credit amount. The rules relating to the determination of the foreign tax credit are complex and eligible U.S. holders should consult their tax advisers to determine whether and to what extent a tax credit would be available.

Taxation on Capital Gains
-------------------------

     Under the current double income tax convention between the United Kingdom and the United States, each country generally may tax capital gains in accordance with the provisions of its domestic law. Under present U.K. law, residents of the United States who are not resident or ordinarily resident in the United Kingdom will not be liable for U.K. capital gains tax on capital gains made on the disposal of shares unless they were held in connection with a trade carried on in the U.K. through a permanent establishment. An individual shareholder who has on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of five years and who disposes of shares during that period may also be liable to U.K. taxation on capital gains (subject to any available exemption or relief). U.S. residents who are also liable for U.K. tax may be liable for both U.K. and U.S. tax in respect of a gain on the disposal of ADSs. However, subject to certain limitations, these persons may be entitled to a tax credit against their federal tax liability for the amount of the U.K. tax paid in respect of the gain. A U.S. resident holder of an ADR will be liable for U.S. federal income tax on the gains to the same extent as on any other gains from sales of shares.

U.K. Inheritance Tax
--------------------

     Under the current double estates and gift taxation convention between the United States and the United Kingdom, shares held by an individual shareholder who is domiciled for the purpose of the convention in the United States and is not for the purposes of the convention a U.K. national will not (provided any tax chargeable in the United States is paid) be subject to U.K. inheritance tax on the disposal of shares by way of gift or upon the individual's death unless the shares are part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom. In the exceptional case where the shares are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the convention generally provides for double taxation to be relieved by means of credit relief.

U.K. Stamp Duty and Stamp Duty Reserve Tax
------------------------------------------

     Charges to U.K. stamp duty and/or stamp duty reserve tax ("SDRT") may be imposed in respect of, inter alia, the following transactions:

     *    the transfer of an ADS,

     *    the transfer of a share,

     * the deposit of a share with the custodian and the subsequent issue of an ADR, and

     *    the transfer of a share on surrender of an ADS.

     This section discusses in turn each possible charge.

     No U.K. stamp duty will be payable on any transfer of an ADS provided that the instrument or transfer is executed and remains outside the United Kingdom, nor will there be any liability to SDRT in respect of any agreement for the transfer of ADSs.

     Ad valorem stamp duty will be charged on conveyances or transfers of shares at the rate of 1/2% of the consideration, if any, for the transfer.

     SDRT will be imposed, at the rate of 1/2% of the consideration for the transaction, if an agreement is made for the sale of shares, unless a share transfer instrument in favor of the purchaser or its nominee is executed and duly stamped. SDRT is in general payable by the purchaser of the shares, but regulations have been made which provide for collection from other persons in certain circumstances.

     Ad valorem stamp duty will be imposed on any instrument transferring shares to a nominee or agent for a depositary which then issues depositary receipts (such as the ADRs). Where the instrument is liable to stamp duty as a "conveyance on sale", because it completes a sale of shares or ADSs, then the rate of duty will be 1 1/2% of the consideration for the sale implemented by the instrument. Where the transfer instrument is not stampable as a conveyance on sale, then the rate of duty will be 1 1/2% of the market value of the security transferred by the instrument.

     There is also a potential charge to SDRT which will apply where shares are transferred to a nominee or agent for the depositary under an arrangement under which the depositary issues ADRs. SDRT will be payable by the depositary at a rate of 1 1/2% of the consideration for the transfer, or where there is no consideration, 1 1/2% of the market value of the securities transferred. The charge to SDRT will, however, be reduced by the amount, if any, of ad valorem stamp duty paid on the share transfer instrument.

     A transfer of shares from the depositary or its agent or nominee to an ADR holder, or a person designated by the holder, on cancellation of an ADS which is liable to duty as a "conveyance of sale" because it completes a sale of the shares, will be liable to ad valorem stamp duty, payable by the purchaser, at the rate of 1/2% of the consideration, if any, for the transfer. Transfers not liable to duty as a "conveyance on sale" will be liable to a fixed stamp duty of 50p.

Other U.S. Issues
-----------------

     As of October 5, 1999, MERANT is not a controlled foreign corporation ("CFC"), a passive foreign investment company ("PFIC"), or a foreign personal holding company ("FPHC"), and MERANT does not anticipate becoming a CFC, PFIC or FPHC. Neither MERANT nor its advisers have a duty or will undertake to inform U.S. shareholders of changes in circumstances which would cause MERANT to become a CFC, PFIC or a FPHC. U.S. shareholders should consult their own tax advisers concerning the status of MERANT as a CFC, PFIC or FPHC.

ITEM 8.         SELECTED FINANCIAL DATA

Selected Consolidated Financial Data
------------------------------------

     The Selected Consolidated Financial Data in U.S. Format on page 16 and the Selected Consolidated Financial Data in U.K. Format on page 57 of the MERANT 1999 Annual Report Detail are incorporated in this Form 20-F by reference.

Exchange Rates
--------------

     The following table shows the noon buying rates for GB pounds in U.S. dollars per GBP 1.


Fiscal period                      Average *           High                Low            Period-end

Year ended January 31, 1995        1.55                1.64                1.46           1.58
Year ended January 31, 1996        1.57                1.61                1.51           1.51
Year ended January 31, 1997        1.58                1.71                1.49           1.60
Year ended January 31, 1998        1.64                1.70                1.58           1.63
Quarter ended April 30, 1998       1.66                1.69                1.62           1.67
Year ended April 30, 1999          1.65                1.71                1.59           1.61

     * The average of the exchange rates on the last day of each calendar month during the period.


     On October 5, 1999, the Noon Buying Rate was $1.65 per GBP 1.

     Fluctuations in the U.S. dollar/GB pound exchange rate will affect the U.S. dollar amounts received by ADR holders on conversion by the depositary of dividends paid in GB pounds on the shares represented by the ADRs. These fluctuations may also affect the relative market prices of the ADSs in the U.S. and the shares in the U.K.

     For information on the effect of exchange rate fluctuations on MERANT's results of operations, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Exchange Rate Fluctuations" on pages 29 and 70 of the MERANT 1999 Annual Report Detail, which sections are incorporated in this Form 20-F by reference.

Dividends
---------

     MERANT has never paid cash dividends on its shares. MERANT has investigated the possibility of paying dividends and reviews the issue from time to time.

     If dividends were paid, they would probably be paid in GB pounds. Exchange rate fluctuations would affect the U.S. dollar amounts that shareholders, or in the case of ADR holders the depositary, would receive on conversion of dividend payments into U.S. dollars.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Results of Operations and Financial Condition for fiscal years 1999, 1998 and 1997, and for the three-month period ended April 30, 1998, which is contained on pages 17 through 30 and pages 58 through 71 of the MERANT 1999 Annual Report Detail, is incorporated in this Form 20-F by reference.

ITEM 9A.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     For information on market risks to which MERANT's business is exposed, see "Management's Discussion and Analysis of Results of Operations and Financial Condition - Market Risk" on page 30 of the MERANT 1999 Annual Report Detail, which section is incorporated in this Form 20-F by reference.

ITEM 10.        DIRECTORS AND OFFICERS OF REGISTRANT

     MERANT's Memorandum and Articles of Association provide that there must always be at least two directors, unless otherwise determined by ordinary resolution of MERANT. At each annual general meeting, one-third of the directors who are subject to retirement by rotation (rounded down where the number of directors does not divide by three) retires from office. Executive officers are not subject to this rule, but have always retired by rotation, even though not required to do so.

     Executive officers serve at the discretion of the Board of Directors.

     The directors and executive officers, effective October 5, 1999, are as follows:

Board of Directors
------------------

Name                    Position                       Date Elected or Appointed
----                    --------                       -------------------------

Michel Berty            Director                                September 1998

Kevin Burns             Director                                September 1998

Gary Greenfield         Director                                September 1998

                        President and Chief Executive Officer   December 1998

J. Michael Gullard      Director and Chairman                   May 1995

Harold Hughes           Director                                December 1993

Barry Lynn              Director                                September 1999


Executive Officers
------------------

Name                    Position                               Date Appointed
----                    --------                               --------------

Ken Sexton              Senior Vice President; Chief            December 1998
                        Financial Officer and Secretary

Panos Anastassiadis     Executive Vice President,               September 1998
                        Worldwide Distribution

Greg Gehring            Senior Vice President and               September 1998
                        Chief Information Officer

Dean Genge              Senior Vice President,                  September 1998
                        Corporate Marketing

Buff Jones              Senior Vice President and               December 1998
                        General Manager, MERANT PVCS

Richard Van Hoesen      Senior Vice President, and General      December 1998
                        Manager, MERANT Micro Focus

Andrew Weiss            Chief Technology Officer                May 1999

Gary Wright             Senior Vice President,                  September 1998
                        MERANT Consulting

     Biographical information for the directors and officers is shown below.

     Mr. Berty has been a non-executive director of MERANT since September 1998. Prior to that date, he was a non-executive director of INTERSOLV. He is a founder of MBY Consultants, Inc.

          Mr. Burns has been a non-executive director of MERANT since September 1998. Prior to that date he was Chairman of INTERSOLV. He is a Managing Principal of Lazard Technology Partners.

          Mr. Greenfield became a director of MERANT in September 1998. From 1996 until that date, he had been Chief Executive Officer of INTERSOLV. In December 1998, he became MERANT's Chief Executive Office and President.

          Mr. Gullard has been a non-executive director of MERANT since May 1995. He was elected Chairman in March 1996. He is General Partner of the venture capital firm of Cornerstone Management.

          Mr. Hughes has been a non-executive director of MERANT since December 1993. He is Chief Executive Officer of Pandesic LLC.

          Mr. Lynn became a non-executive director of MERANT in September 1999. He is the Chief Executive Officer of Be eXceL Inc. and the Principal of Where Eagles Soar Inc.

          Mr. Sexton joined MERANT in December 1998 as its Senior Vice President, Finance & Administration, Chief Financial Officer and Secretary. Previously, he was Senior Vice President, Finance & Administration and Chief Financial Officer of INTERSOLV.

          Mr. Anastassiadis joined MERANT in September 1998 as its Senior Vice President, Worldwide Distribution upon the completion of MERANT's merger with INTERSOLV, and became MERANT's Executive Vice President, Worldwide Distribution in May 1999. Previously, he was Senior Vice President and General Manager of INTERSOLV's Data Connectivity business unit.

          Mr. Gehring joined MERANT in September 1998 as its Senior Vice President and Chief Information Officer upon the completion of MERANT's merger with INTERSOLV. Previously, he was Senior Vice President and Chief Information Officer for INTERSOLV.

          Mr. Genge joined MERANT in September 1998 as its Senior Vice President, Corporate Marketing upon the completion of MERANT's merger with INTERSOLV. Previously, he was Senior Vice President, Corporate Marketing for INTERSOLV.

          Ms.  Jones joined  MERANT in March 1998 as its Senior Vice  President,
     Business Development. In December 1998, she became its Senior Vice President and General Manager, MERANT PVCS.

          Mr. Van Hoesen joined MERANT in March 1998 as its Senior Vice President and Chief Financial Officer. In May 1998, Mr. Van Hoesen also became the Secretary of MERANT. In December 1998, he became its Senior Vice President and General Manager, MERANT Micro Focus.

          Mr. Weiss joined MERANT in May 1999 as its Chief Technology Officer.

          Mr. Wright joined MERANT in September 1998 as its Senior Vice President, MERANT Consulting upon the completion of MERANT's merger with INTERSOLV. Previously, he was Senior Vice President and General Manager of INTERSOLV's Enterprise Application Renewal business unit.

          There are no family relationships between any of the directors or executive officers. There are no arrangements or understandings between any executive officer or director and any other person under which an executive officer or director was or is to be selected to such position.

ITEM 11.        COMPENSATION OF DIRECTORS AND OFFICERS

          For the fiscal year ended April 30, 1999, the total amount of compensation paid to directors and officers of MERANT (a total of 22 persons) was as follows:

In thousands:                                U.S. dollars         GB pounds
                                             ------------         ---------
Salary                                              2,397             1,453
Bonus                                               1,325               804
Directors' fees                                       236               143
Compensation for loss of office                     4,149             2,514
Pension, retirement and similar benefits              117                71
Other benefits                                        189               114
                                             ------------         ---------
TOTAL                                               8,413             5,099

Chairman                                              166               101

Bonuses were payable under three different cash bonus programs. Each program sets operating plans, and bonus amounts are paid based upon MERANT's performance against the operating plan. Further compensation information is provided under "Remuneration Committee's Report - Executive Directors' Remuneration Policy" on pages 12 through 15 of the MERANT 1999 Annual Report Detail, which compensation information is incorporated in this Form 20-F by reference.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     MERANT currently operates four share option plans:

     *    the 1991 Share Option Plan
     *    the 1994 Group Employee Benefit Trust
     *    the 1996 Share Option Plan
     *    the 1998 Share Option Plan

     These MERANT plans provide for the granting of options to purchase ordinary shares in MERANT to MERANT employees and consultants. MERANT currently has the authority to grant share options under the 1998 Share Option Plan.

     When MERANT merged with INTERSOLV, it adopted INTERSOLV's 1982 Stock Option Plan, 1992 Stock Option Plan and 1997 Employee Stock Option Plan, and the option plans previously assumed by INTERSOLV from companies which it had acquired. Under the merger agreement, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by MERANT and became an option or right to purchase or acquire ADSs in MERANT, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. No further options have been or will be granted under these INTERSOLV plans.

     When MERANT acquired XDB Systems, Inc, it assumed XDB's 1992 Stock Option Plan and 1996 Stock Option Plan. In accordance with the acquisition agreement, the outstanding options under these XDB Plans were converted into options to acquire MERANT shares. No further options have been or will be granted under the XDB Plans.

     At October 5, 1999, there were outstanding stock options under the MERANT plans, INTERSOLV plans and XDB plans to purchase a total of 15,589,381 ordinary shares with exercise prices ranging from GBP 1.05 to GBP 7.15 and expiration dates ranging from July 2001 to September 2009. At the same date, the following directors (and directors and officers as a group) held options to purchase the number of shares presented opposite their names in the following table:



                                   Number of shares         Option price, in GBP               Expiration date
                                   ----------------         --------------------               ---------------
Michel Berty                                 50,415*                        3.49               October 5, 2007
                                             10,000                         2.94               September 16, 2009


Kevin Burns                                 546,565*                        5.02               February 15, 2006
                                             10,000                         2.94               September 16, 2009

Gary Greenfield                           2,819,550*                        6.42               May 1, 2008
                                          3,250,000                         1.05               January 4, 2009

J. Michael Gullard                           50,000                         2.13               June 2, 2004
                                            250,000                         1.67               June 21, 2006
                                             20,000                         2.94               September 16, 2009

Harold Hughes                                50,000                         3.00               August 19, 2002
                                             10,000                         2.40               June 16, 2004
                                             10,000                         2.94               September 16, 2009

Barry Lynn                                   10,000                         2.94               September 16, 2009

Directors and officers as a group         8,538,075*                        3.91               May 1, 2008
                                          3,250,000                         1.05               January 4, 2009
                                          3,725,000                         1.06               December 15, 2008
                                            250,000                         1.67               June 21, 2006
                                             50,000                         2.13               June 2, 2004
                                             10,000                         2.40               June 16, 2004
                                             60,000                         2.94               September 16, 2009
                                             50,000                         3.00               August 19, 2002

* Asterisked items represent the share equivalents of options issued by INTERSOLV, which were converted into options to acquire MERANT ADSs.
     Options were issued by INTERSOLV at various prices and dates; the table discloses average grant prices and the latest expiration dates. These options are denominated in U.S. dollars, and for the above disclosures have been converted to pounds sterling using the noon buying rate as of April
     30, 1999 ($1.61 = GBP 1.00).



ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The information required by this item is incorporated by reference from "Remuneration Committee's Report-Executive Directors' Remuneration" on pages 12 through 15 of the MERANT 1999 Annual Report Detail.


                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

The Registrant has elected to respond to this item.

Description of ordinary shares
------------------------------

     The rights of MERANT's shareholders are determined by the Memorandum and Articles of Association and by current English law. This summary does not purport to be complete and is qualified by reference to the Memorandum and Articles of Association, which are incorporated by reference in this annual report.

     The authorised share capital of MERANT is GBP 4,240,000 divided into 212,000,000 ordinary shares of 2p each, of which 143,672,697 ordinary shares were outstanding on April 30, 1999. Each of the issued shares is fully paid and not subject to any further calls or assessments. There are no conversion rights, redemption provisions or sinking fund provisions related to the shares. The shares are issued in registered form.

     In the following description, a shareholder is the person registered in MERANT's register of members as the holder of the relevant share. The depositary for MERANT's ADSs is the shareholder for shares represented by ADSs against which ADRs have been issued.

     Dividends

     All dividends will be declared and paid according to the amount paid up on the shares, but no dividend will be declared in excess of the amount recommended by the directors. The directors may from time to time pay interim dividends to shareholders if it appears to the directors to be justified by the profits available for distribution. Final dividends may be declared by resolution of the members on the recommendation of the Board. There are no fixed dates on which entitlement to dividends arises on the shares.

     Any dividend unclaimed 12 years after the date when it became due for payment will, if the directors so resolve, be forfeited and cease to remain owing by MERANT.

     Rights in a Winding Up

     In the event of a winding-up or reduction of MERANT's capital involving repayment, the assets available for distribution among the members will be divided between the shareholders according to the respective number of shares held by them and in accordance with the provisions of The Companies Act 1985 of Great Britain. The liquidator may, with the sanction of an extraordinary resolution and subject to the Companies Act, divide among the members in specie the whole or any part of MERANT's assets.

     Voting

     Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded by:

     *    the chairman of the meeting,

     *    at least two shareholders entitled to vote at the meeting,

     * any shareholder or shareholders representing at least one-tenth of the total voting rights of all shareholders entitled to vote at the meeting, or

     * any shareholder or shareholders holding shares conferring a right to vote at the meeting on which the paid up sums are at least one-tenth of the total sum paid up on all the shares conferring that right.

On a show of hands, every shareholder who is present in person at a general meeting will have one vote, and on a poll, every shareholder who is present in person or by proxy will have one vote per share. The necessary quorum for a shareholder meeting is two persons entitled to vote on the business to be transacted. A resolution proposed at a meeting may be either:

     * an ordinary resolution (e.g., for the election of directors, the approval of financial statements, the declaration of final dividends, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares). An ordinary resolution requires the affirmative vote of a majority of the votes cast at a meeting at which there is a quorum.

     *    a special resolution (e.g.,  relating to certain matters concerning an
          alteration  of  the   Memorandum  or  Articles  of  Association  or  a
          winding-up).

     * an extraordinary resolution (e.g., modifying the rights of any class of shares at a meeting of the holders of the class), which requires the affirmative vote of not less than three-fourths of the votes cast. Unless specified by law or MERANT's Articles of Association, voting in a general meeting is by ordinary resolution. Meetings are generally convened upon advance notice of 21 or 14 clear days, depending on the nature of the business to be transacted.

     Pre-Emptive Rights

     Under Part III of the Companies Act, a company cannot allot equity securities which are to be paid for wholly in cash (except shares held under an employees' share scheme) unless it has made an offer to existing shareholders to allot the equity securities to them on the same or more favorable terms and in proportion to their shareholdings. In this context, equity securities generally means, in relation to MERANT, ordinary shares, that is shares with no restrictions on the amounts receivable in a distribution of dividends or capital and all rights to subscribe for or convert into shares.

     This statutory pre-emption right does not, however, apply where the right has been disapplied by a special resolution of the shareholders. A special resolution was passed at MERANT's annual general meeting on September 16, 1999, disapplying the statutory pre-emption right in respect of the allotment of equity securities for cash in connection with:

     * a rights issue in favor of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to any exclusions which the directors may consider appropriate to deal with fractional entitlements or holders of shares outside the U.K., or

     * the allotment of equity securities up to an aggregate nominal value of GBP 144,087.98.

     This disapplication will, unless extended or renewed, expire on the date of MERANT's annual general meeting in 2000, or, if earlier, on December 16, 2000.

     Variation of Rights and Share Capital

     MERANT may, by passing an ordinary resolution:

     *    increase its share capital

     * consolidate and divide all or any of its shares into shares of larger amounts

     * subdivide its shares into shares of smaller amount or cancel shares which have not been taken or agreed to be taken by any person (subject to the provisions of the Companies Act).

     MERANT may, by passing a special resolution (and subject to the provisions of the Companies Act):

     * reduce its share capital, capital redemption reserve and any share premium account , or

     *    purchase its own shares

Subject to the provisions of the Companies Act, the rights attached to any class of shares may be varied either:

     * with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or

     * with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

     At any separate general meeting, the necessary quorum is one or more persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy will be a quorum).

     Disclosure of Interests

     The Companies Act gives MERANT power to require persons who it knows are, or has reasonable cause to believe to be, or to have been within the previous three years, interested in its issued share capital to disclose prescribed particulars of those interests. Sanctions may be imposed against the holder of the relevant shares for failure to provide the information requested in a timely manner. MERANT's Articles of Association impose the withdrawal of voting rights of these shares and restrictions on the rights to receive dividends on and to transfer these shares. In this context, shares includes ADSs. The Companies Act also requires any person who acquires (alone or, in specified circumstances, with others) a direct or indirect interest in excess of the "notifiable percentage" (currently 3% of the issued share capital of a company or 10% for certain types of interest) to disclose prescribed information to the company in respect of those shares within a period of two business days. An obligation of disclosure also arises where the person's interest subsequently falls below the notifiable percentage or where, above that level, that person's interest in the issued share capital (expressed in whole percentages) increases or decreases.

     Miscellaneous

     There are currently no U.K. foreign exchange controls on the payment of dividends or the conduct of MERANT's operations. There are no restrictions under the Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote MERANT's shares.

Description of American Depositary Receipts
-------------------------------------------

     American depositary receipts, or ADRs, are issued by a depositary as evidence of the ownership of American depositary shares, or ADSs. Each ADS represents five of MERANT's ordinary shares. The rules and regulations by which ADRs are issued, held and withdrawn are governed by a deposit agreement between MERANT, the ADR holders, and the Bank of New York, which acts as the depositary.

     The following is a summary of the principal terms of the deposit agreement. These statements are subject to the terms and conditions of the deposit agreement. Copies of the deposit agreement and MERANT's Memorandum and Articles of Association are available for inspection at:

     * The depositary's Corporate Trust Office, at 101 Barclay Street, New York, NY 10286, and

     * The depositary's London office, at 46 Berkeley Street, London W1X 6AA, England, which acts as custodian under the terms of the deposit agreement.

     The depositary's principal executive office is at 48 Wall Street, New York, NY 10286.

     The depositary and MERANT will only treat as owners those persons in whose names ADRs are registered on the depositary's books.

     Deposit, Transfer and Withdrawal

     The depositary has agreed that on delivery of ordinary shares to the custodian (or evidence of rights to receive ordinary shares), the depositary will execute and deliver at its Corporate Trust Office an ADR or ADRs.

     Delivery of the ordinary shares must be accompanied by any appropriate instruments of transfer or endorsement in a form satisfactory to the custodian, and any other documents required by the depositary or the custodian in accordance with the deposit agreement. Execution and delivery of an ADR or ADRs will depend on payment of the depositary's fee and of all taxes and governmental charges and fees. The delivery at its Corporate Trust Office will be to, or upon the order of, the person or persons named in the notice of the custodian delivered to the depositary or requested by the person depositing the ordinary shares with the depositary. The ADR or ADRs will be registered in the name or names of the person (or persons), and will represent any authorized number of ADSs requested by that person (or persons).

     The depositary has no obligation to accept ordinary shares for deposit from any person or entity identified by MERANT as holding restricted securities, except upon compliance with the provisions of the deposit agreement.

     The  term  "Restricted   Securities"   means  ordinary   shares,   or  ADRs
representing ordinary shares, which are acquired directly or indirectly from MERANT or its affiliates, as defined in Rule 144 to the Securities Act of 1933,

     * that are issued in a transaction or chain of transactions not involving any public offering, or which are subject to resale limitations under Regulation D under the Securities Act or both,

     *    that are held by an officer, director or other affiliate of MERANT, or

     * that are subject to other restrictions on sale or deposit under the laws of the United States or England, or under a shareholder agreement or MERANT's Memorandum and Articles of Association.

     To withdraw the deposited securities represented by an ADR, the owner must:

     *    surrender the ADR at the depositary's Corporate Trust Office

     * pay the depositary's fee for the surrender of ADRs and all taxes and governmental charges and fees, and

     * bear the risk and expense for the forwarding of share certificates and other proper documents of title.

     The owner of the ADR will then be entitled to delivery, to him or upon his order, of the amount of deposited securities at the time represented by the ADR.

     The depositary may deliver, or pre-release, ADRs before the receipt of ordinary shares. The depositary may also deliver ordinary shares upon the receipt and cancellation of ADRs which have been pre-released, whether or not cancellation is before the termination of the pre-release or the depositary knows that the ADR has been pre-released.

The depositary may receive ADRs instead of ordinary shares in satisfaction of a pre-release. Each pre-release must be

     * preceded or accompanied by a written representation from the person to whom the ADRs are to be delivered that that person, or its customer, owns the ordinary shares or ADRs to be remitted, as the case may be,

     * at all times fully collateralized with cash or other collateral as the depositary deems appropriate,

     * terminable by the depositary on not more than five business days' notice, and

     *    subject  to  further   indemnities  and  credit   regulations  as  the
          depositary deems appropriate.

     Dividends, Other Distributions and Rights

     When the depositary receives cash dividends and other cash distributions denominated in a currency other than U.S. dollars, in respect of the deposited ordinary shares, it is required to arrange for the conversion of the funds into U.S. dollars, subject to:

     * any restrictions imposed by English law, regulations or applicable permits,

     *    its judgment that it can do so on a reasonable basis, and

     * its judgment that it can transfer the resulting dollars to the United States.

     On conversion, it must then distribute the resulting dollar amount (net of reasonable and customary expenses incurred in converting the foreign currency) to the owners entitled to the cash, in proportion to the number of ADSs representing the deposited securities held by them. The amount distributed to the owners will be reduced by any taxes to be withheld by MERANT or the depositary. See "Liability of owner for taxes." If this conversion or distribution can be effected only with the approval or license of any government or government agency, the depositary will apply for approval or license, if any, as it deems desirable.

     The depositary may distribute the foreign currency it receives to, or in its discretion may hold it for the respective accounts of, the owners entitled to receive it, if:

     * in its judgment it cannot convert any received foreign currency on a reasonable basis into dollars transferable to the United States,

     * any approval or license of any government or government agency that is required for the conversion is denied, or in the opinion of the depositary is not obtainable, or

     * any approval or license is not obtained within a reasonable period as determined by the depositary.

     If the conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the owners entitled to the cash, the depositary may convert and distribute the funds in U.S. dollars to the extent permissible to the owners entitled to the cash, and distribute the balance of the foreign currency received to, or hold the balance for, the accounts of the owners entitled to the cash.

     If MERANT declares a dividend in, or free distribution of, ordinary shares, the depositary may, and will if MERANT requests, distribute to the owners additional ADRs for a total number of ADSs representing the amount of ordinary shares received as the dividend or free distribution. This distribution would be in proportion to the number of ADSs held by them. Instead of delivering ADRs for fractional ADSs in the event of dividend or free distribution, the depositary will sell the amount of ordinary shares represented by the total of the fractions and distribute the net proceeds in accordance with the deposit agreement.  If  additional  ADRs are not  distributed,  each ADS will  then also represent the additional ordinary shares distributed upon the deposited securities represented by the ADRs.

     If MERANT offers or causes to be offered to the holders of any deposited securities any rights to subscribe for additional ordinary shares or any other rights, the depositary will have discretion as to the procedure for making those rights available to any owners, or in disposing of these rights on behalf of any owners and making the net proceeds available in U.S. dollars to the owners. If, for any reason, the depositary may not either make the rights available to any owners or dispose of the rights and make the net proceeds available to the owners, then the depositary will allow the rights to lapse.

     The depositary may reasonably determine that it is lawful and feasible to make rights available to all owners, or to certain owners but not to other owners. In this event, the depositary must distribute to any owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by that owner, warrants or other instruments for the rights.
If:

     * the depositary reasonably determines that it is not lawful and feasible to make the rights available to certain owners, or

     * the rights represented by the warrants or other instruments are not exercised and appear about to lapse,

the depositary may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the owners to whom it has determined it may not lawfully or feasibly make the rights available, and allocate the net proceeds of the sales for the account of the owners that would have been entitled to the rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among the owners because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise.

     If an owner requests the distribution of warrants or other instruments in order to exercise the rights, in circumstances in which rights would not otherwise be distributed, the depositary will make the rights available to the owner upon written notice from MERANT to the depositary that:

     * MERANT has elected in its sole discretion to permit the rights to be exercised, and

     * the owner has signed any documents that MERANT determines in its sole discretion are reasonably required under applicable law.

     The depositary will, on behalf of an owner, exercise the rights and purchase the ordinary shares:

     *    upon instruction from the owner to exercise the rights,

     * upon payment by the owner of the purchase price of the ordinary shares to be received upon exercise of the rights, and

     * upon payment of the depositary's fees as provided in the warrants or other instruments and MERANT will arrange for the ordinary shares purchased to be delivered to the depositary on behalf of the owner. As agent for the owner, the depositary will arrange for the purchased ordinary shares to be deposited, and will execute and deliver restricted ADRs to the owner.

     If registration under the Securities Act of the securities to which any rights relate is required in order for MERANT to offer the rights to owners and sell the securities represented by the rights, MERANT or the depositary are not required to offer the rights to owners -

     *    unless and until a registration statement is in effect, or

     * unless the offering and sale of the securities to the owners are exempt from registration under the Securities Act.

     The deposit agreement does not create any obligation on the part of MERANT to file a registration statement covering the rights or underlying securities or to endeavor to have a registration statement declared effective.

     Whenever the depositary receives any distribution other than cash or ordinary shares upon any deposited securities, it will cause the securities or property it receives to be distributed to the owners-

     * after deduction or upon payment of any fees of the depositary or any taxes or other governmental charges or fees,

     * in proportion to the number of ADSs representing the deposited securities held by them, and

     * in any manner that the depositary considers fair and practicable for accomplishing the distribution.

     However, if the depositary decides that a distribution cannot be made proportionately among the owners, or if for any other reason (including any requirement that MERANT or the depositary withhold an amount on account of taxes) the depositary decides that a distribution is not feasible, then it may make the distribution in any way it considers fair and practicable. This might include the public or private sale of all or any part of the securities or property received, and distribution of the net proceeds of the sale to the owners.

     If the depositary determines that any distribution in property (including ordinary shares and rights to subscribe for them) is subject to any tax which the depositary is obligated to withhold, the depositary may, by public or private sale, dispose of all or a portion of the property as it considers necessary and practicable to pay the taxes. In this event the depositary will distribute the net proceeds of any sale after deduction of the taxes to the owners in proportion to the number of ADSs held by them.

     Upon any change in nominal or par value, split-up, consolidation or any other reclassification of deposited securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting MERANT or to which it is a party, any securities that are received by the depositary or custodian in exchange for, in conversion of, or in respect of deposited securities will be treated as new deposited securities under the deposit agreement. From then on, the ADSs will represent the new deposited securities received in exchange or conversion unless additional ADRs are delivered. The depositary may, upon consultation with MERANT, and must if MERANT requests, execute and deliver additional ADRs as in the case of a dividend on ordinary shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing the new deposited securities.

     Record Dates

     Whenever the depositary receives notice of the fixing of a record date by MERANT, the depositary, in consultation with MERANT, will fix a record date for the determination of the owners of ADRs.

     Voting of deposited securities

     When the depositary receives notice of any meeting or solicitation of consents or proxies of shareholders or holders of other deposited securities, it will, as soon as practicable, mail to all owners a notice containing:

     *    the information included in the notice of meeting,

     * a statement that each owner at the close of business on a specified record date will be entitled, subject to applicable law and the provisions of MERANT's Memorandum and Articles of Association and the provisions of or governing deposited securities, to instruct the depositary in writing as to the exercise of the owner's voting rights, if any, and

     *    a statement on how owners must give voting instructions.

When the depositary receives voting instructions from an owner who is entitled to vote within the time established by the depositary, it will endeavor to vote the deposited securities or cause them to be voted in accordance with any nondiscretionary proxy. The depositary will not exercise any voting discretion over any deposited securities.

     If the depositary does not receive instructions from an owner within the time established by the depositary, it will deliver a discretionary proxy for the deposited securities in the form provided by MERANT. However, the depositary will not give a proxy for any matter as to which MERANT informs the depositary that:

     *    MERANT does not wish a proxy given,

     *    substantial opposition exists, or

     *    the  matter   materially   and   adversely   affects   the  rights  of
          shareholders.

     Owners generally, and any owner in particular, may not receive notice sufficiently in advance of the date established by the depositary for the receipt of instructions to ensure that the depositary will vote the ordinary shares or deposited securities.

     Reports and Other Communications

     The depositary will make available for inspection by owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from MERANT, which are both:

     * received by the depositary as the holder of the deposited securities, and

     * made generally available to the holders of deposited securities by MERANT.

The depositary will also send copies of reports to the owners when furnished by MERANT.

     Amendment and Termination of the Deposit Agreement

     MERANT and the depositary, may, by written agreement, amend the form of ADRs and any provisions of the deposit agreement at any time and in any respect which they consider necessary or desirable. Any amendment that imposes or increases any fees or charges, other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other similar expenses, or that otherwise prejudices any substantial existing right of owners of ADRs, will, however, not take effect as to outstanding ADRs until three months after notice of the amendment has been given to the owners of outstanding ADRs. Every owner who continues to hold ADRs at the time any amendment becomes effective, will be treated as having consented and agreed to the amendment and will be bound by the deposit agreement as amended. In no event will any amendment impair the right of the owner to surrender an ADR and receive the deposited securities it represents. If the depositary resigns or is removed and a successor depositary is appointed, the successor depositary will notify owners of outstanding ADRs.

     Upon the resignation or removal of the depositary, either in accordance with the deposit agreement, or at any time at the direction of MERANT, the depositary will terminate the deposit agreement by mailing notice of termination to the owners. The notice will be sent at least 30 days before the date fixed for termination. On and after the date of termination, the owner will, upon

     *    surrender of the ADR at the Corporate  Trust Office,

     * payment of the depositary's fee for the surrender of ADRs as provided in the deposit agreement, and

     *    payment of any applicable taxes or governmental charges,

be entitled to delivery to the owner or upon the owner's order of the amount of deposited securities represented by the ADR. If any ADRs remain outstanding after the date of termination of the deposit agreement, the depositary:

     *    will discontinue the registration of transfers of ADRs,

     *    will suspend the distribution of dividends to the owners, and

     * will not give any further notices or perform any further acts under the deposit agreement,

          except for

          * the collection of dividends and other distributions pertaining to the deposited securities, and

          * the sale of rights and the delivery of deposited securities, together with any dividends or other distributions related to them and the net proceeds of the sale of any rights or other property in exchange for surrendered ADRs (after deducting, in each case, its fee for the surrender of ADRs, any expenses set forth in the deposit agreement and any applicable taxes or governmental charges).

     For a period of up to one year from the date of termination, the depositary may sell the deposited securities then held under the deposit agreement and hold the net proceeds of the sale, uninvested, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the owners that have not surrendered their ADRs. These owners are treated as general creditors of the depositary with respect to these net proceeds. After making the sale, the depositary will be discharged from all obligations under the deposit agreement, except to account for net proceeds and other cash, after deducting, in each case, its fee for the surrender of ADRs, any expenses set forth in the deposit agreement and any applicable taxes or governmental charges.

     Charges of depositary

     MERANT will pay the fees and reasonable expenses of the depositary and those of any registrar. MERANT will not pay or be liable for:

     * the fees of the depositary for the execution and delivery of ADRs, transfers, the surrender of ADRs and the making of any distribution,

     *    taxes and other governmental charges,

     * fees for the registration of transfers of ordinary shares on the share register of MERANT or its appointed agent which apply to transfers of ordinary shares to the depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals under the deposit agreement,

     *    any  cable,  telex  and  facsimile   transmission  expenses  that  are
          expressly provided in the deposit agreement to be at the expense of persons depositing ordinary shares or owners, and

     * expenses incurred by the depositary in the conversion of foreign currency.

     The depositary will charge a fee of $5.00 or less per 100 ADSs (or portion of 100) to anyone to whom ADRs are issued or who surrenders ADRs. In this context, issuance includes, without limitation, a stock dividend or stock split declared by MERANT, an exchange of stock regarding the ADRs or deposited securities, or a distribution of ADRs. In addition, the depositary will charge the same fee to owners and holders of ADRs for the distribution of proceeds under the deposit agreement. This fee will be deducted from the proceeds.

     The depositary may own and deal in any class of securities of MERANT and its affiliates and in ADRs.

     Liability of owner for taxes

     The owner is liable to pay any tax or other governmental charge that becomes payable with respect to any ADR, or any deposited securities represented by any ADR. Until payment is made, the depositary may:

     * refuse to effect any transfer of the ADR or any withdrawal of deposited securities,

     *    withhold any dividends or other distributions,

     * sell for the account of the owner any part or all of the deposited securities represented by the ADR, and

     * apply dividends or other distributions or the proceeds of any sale to pay any tax or other governmental charge.

The owner will  remain  liable  for any  deficiency.

     General

     Neither the depositary nor MERANT will be liable to any owner, if either or both of them is prevented from, or subjected to any civil or criminal penalty for, doing any action that is provided for in the deposit agreement because of any present or future law of any country or governmental authority, or any provision, present or future, of MERANT's Memorandum and Articles of Association, or any act of God or war or other circumstances beyond its control. Neither the depositary nor MERANT will be liable to any owner for any nonperformance or delay, from these same causes, in the performance of their obligations in the deposit agreement, or for any exercise of, or failure to exercise, any discretion provided for in the deposit agreement. If a distribution or offering may not be made available to owners, and the depositary may not dispose of the distribution or offering on behalf of the owners and make the net proceeds available to them, then the depositary will not make the distribution or offering, and will allow any rights, if applicable, to lapse.

     MERANT and the depositary assume no obligation nor will they be subject to any liability under the deposit agreement to owners or holders of ADRs, except that they agree to perform their obligations in the deposit agreement without negligence or bad faith.

     The ADRs are transferable on the books of the depositary. However, the depositary may close the transfer books at any time in the performance of its duties. Before the depositary executes and delivers any ADR, registers any ADR for transfer, split-up, combination or surrender or withdraws any deposited securities, the depositary or the custodian may require the depositor of the ordinary shares or the presenter of the ADR to reimburse it for any tax or other governmental charge and any stock transfer or registration fee (including any tax or charge and fee due for ordinary shares being deposited or withdrawn) and to pay any fees provided for in the deposit agreement. The depositary may, and if requested by MERANT must, refuse to deliver ADRs, to register the transfer of any ADR, to make any distribution on, or related to, ordinary shares or to deliver any deposited securities until it has received information, certificates, representations and warranties such as proof of citizenship or residence or exchange control approval as it reasonably considers to be necessary or proper. The delivery, transfer or registration of transfer of ADRs may be suspended during any period when the transfer books of the depositary are closed or at any time as the depositary or MERANT may consider necessary or advisable. The surrender of outstanding ADRs and the withdrawal of deposited securities may not be suspended, subject only to:

     *    temporary   delays  caused  by  closing  the  transfer  books  of  the depositary or MERANT or the deposit of ordinary shares in connection with voting at a shareholders' meeting or the payment of dividends,

     *    the payment of fees, taxes and similar charges, and

     * compliance with any laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

     The depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the owners. However, inspection must not be for the purpose of communicating with owners in the interest of a business or object other than the business of MERANT or a matter related to the deposit agreement or the ADRs.

     The depositary may appoint one or more co-transfer agents at designated transfer offices. In carrying out its functions, a co-transfer agent may require holders or owners or persons entitled to ADRs to provide evidence of authority and compliance with applicable laws and other requirements. Co-transfer agents are also entitled to protection and indemnity to the same extent as the depositary.

     Listing

     The ADSs are quoted on the Nasdaq National Market under the trading symbol MRNT.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     None.


                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

     See Item 18.

ITEM 18.  FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements.
          ---------------------

     1. The following audited consolidated financial statements, together with the related reports of Ernst & Young, are incorporated in this annual report by reference from the MERANT 1999 Annual Report Detail:

          US Format
          ---------

          Audited Financial Statements

               Consolidated  Statements  of Income for the year ended  April 30,
                    1999, the three-month period ended April 30, 1998, the year ended January 31, 1998 and the year ended January 31, 1997
               Consolidated Balance Sheets at April 30, 1999 and April 30, 1998 Consolidated Statements of Cash Flow for the for the year ended
                    April 30, 1999, the three-month period ended April 30, 1998, the year ended January 31, 1998 and the year ended January 31, 1997
               Consolidated  Statements  of  Shareholders'  Equity  for the year ended April 30, 1999, the three-month period ended April 30, 1998, the year ended January 31, 1998 and the year ended January 31, 1997
               Notes to Consolidated Financial Statements

               Report of the Independent Auditors

         UK Format
         ---------

         Audited Financial Statements

               Consolidated  Profit and Loss  Account  for the years ended April
                    30, 1999, January 31, 1998 and January 31, 1997
               Consolidated Balance Sheet at April 30, 1999 and January 31, 1998 Consolidated Cash Flow Statement for the years ended April 30,
                    1999, January 31, 1998 and January 31, 1997
               Notes to  Consolidated  Cash Flow  Statement  for the years ended
                    April 30, 1999, January 31, 1998 and January 31, 1997
               Company Balance Sheet at April 30, 1999 and January 31, 1998 Statement of Total Recognized Gains and Losses for the years ended April 30, 1999, January 31, 1998 and January 31, 1997

               Movement  in  Shareholders'  Funds for the years  ended April 30,
                    1999, January 31, 1998 and January 31, 1997
               Notes to the Financial Statements

     2. The following financial statement schedules and reports have been filed as part of this annual report:

               US Format
               ---------

               Schedule for the year ended April 30, 1999, the three-month period ended April 30, 1998, the year ended January 31, 1998 and the year ended January 31, 1997

               Schedule II - Valuation and Qualifying Accounts

               Report of Ernst & Young, Independent Auditors

               Report of PriceWaterhouseCoopers LLP, Independent Accountants

               UK Format
               ---------

               Schedule for the years ended April 30, 1999, January 31, 1998 and January 31, 1997

               Schedule II - Valuation and Qualifying Accounts

     All other schedules have been omitted because the required information is not significant or is not applicable.

(b)     Exhibits.
        ---------

Exhibit 2.01(1) Memorandum of Association of MERANT dated as of March 28, 1983, as amended and restated to date.

Exhibit 2.02* Articles of Association of MERANT adopted as of June 19, 1996, as amended and restated to date.

Exhibit 2.03* Form of Specimen Certificate for MERANT's ordinary shares at GBP 0.02 each.

Exhibit 2.04(1) Amended and Restated Deposit Agreement dated as of March 16, 1998 among MERANT, the Bank of New York and all owners and holders from time to time of American Depositary Receipts.

Exhibit 2.05(2)+ MERANT's 1994 Employee Benefit Trust.

Exhibit 2.06*+   MERANT's 1998 Share Option Plan, as amended.

Exhibit 2.07*+   MERANT's 1998 Inland Revenue Approved Share Option Scheme.

Exhibit 2.08*+   MERANT's 1999 Employee Share Purchase Plan.

Exhibit 2.09(1) Form of Indemnification Agreement entered into by MERANT with each of its directors and certain executive officers.

Exhibit 2.10(1) Form of Indemnity Agreement entered into by MERANT Incorporated, a subsidiary of MERANT ("MERANT Incorporated"), with each of its directors and certain executive officers of MERANT and MERANT Incorporated.

Exhibit 2.11(3) Agreement and Plan of Reorganization among Micro Focus Group plc, Tower Merger Sub, Inc. and INTERSOLV, Inc. dated June 17, 1998.

Exhibit 13.01* The portions of the MERANT 1999 Annual Report Detail incorporated in this Form 20-F by reference.

Exhibit 23.01* Consent of Ernst & Young, Independent Auditors, dated October 29, 1999.

Exhibit 23.02* Consent of PriceWaterhouseCoopers LLP, Independent Accountants, dated October 29, 1999.
____________________

(1) Filed on May 29, 1998 as an exhibit to MERANT's Annual Report on Form 20-F (File No.000-19696), and incorporated in this Form 20-F by reference.

(2) Filed on April 9, 1997 as an exhibit to MERANT's Registration Statement on Form S-8 (File No. 333-24867), and incorporated in this Form 20-F by reference.

(3) Filed on August 24, 1998 as an exhibit to MERANT's Registration Statement on Form F-4 (File No. 333-62095), and incorporated in this Form 20-F by reference.

+    Indicates a management contract or compensatory plan or arrangement.

*    Filed with this Form 20-F.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS (U.S. FORMAT)
------------------------------------------------------------

MERANT PLC

In thousands of U.S. dollars

--------------------------- ----------------- ------------------ ------------------------- ---------------- -----------
                                  Balance at            Charged                   Charged       Deductions     Balance
                                beginning of       to costs and    to/credited from other                    at end of
Description                           period           expenses              accounts (*)                       period
--------------------------- ----------------- ------------------ ------------------------- ---------------- -----------
Provision for bad and doubtful debts

Years ended January 31:

                      1997             4,559              4,587                 (21)                 (3,265)     5,860
                      1998             5,860              3,065                  706               **(4,770)     4,861

Quarter ended April 30:
                      1998             4,861                196                   29                     47      5,133

Year ended April 30:
                      1999             5,133              5,269                 (29)                 (5,588)     4,785
----------------------------------------------------------------------------------------------------------------------

(*)  Includes exchange rate adjustments
(**) Adjusted for INTERSOLV movements previously reported


SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS (U.K. FORMAT)
------------------------------------------------------------

MERANT PLC



--------------------------- ----------------- ----------------- ------------------------ ---------------- ---------------
                                  Balance at           Charged                  Charged       Deductions         Balance
                                beginning of      to costs and   to/credited from other         GBP '000       at end of
Description                           period          expenses             accounts (*)                           period
                                    GBP '000          GBP '000                 GBP '000                         GBP '000
--------------------------- ----------------- ----------------- ------------------------ ---------------- ---------------
Provision for bad and doubtful debts

Years ended January 31:

                      1997               942               458               (68)                  (251)           1,081
                      1998             1,081               358                405                  (381)           1,463




Fifteen months ended April 30:
                      1999             1,463              2,839                1,087             (2,416)           2,973
-------------------------------------------------------------------------------------------------------------------------

(*) Includes exchange rate adjustments


                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS
                                   US FORMAT



To the Board of Directors and Shareholders of MERANT plc

     We have audited the balance sheets of MERANT plc and the consolidated balance sheets of MERANT plc and subsidiaries as of April 30, 1999 and January 31, 1998, and the related consolidated profit and loss accounts, statements of recognised gains and losses and cash flow statements for the fifteen months ended April 30, 1999 and for each of the two years in the period ended January 31, 1998 on pages 72 to 102 of the 1999 Annual Report Detail. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MERANT plc and the consolidated financial position of MERANT plc and subsidiaries at April 30, 1999 and January 31, 1998, and the consolidated results of their operations and consolidated cash flows for the fifteen months ended April 30, 1999 and for each of the two years in the period ended January 31, 1998, in conformity with accounting principles generally accepted in the United Kingdom.



/s/ Ernst & Young

Ernst & Young
Reading, England
August 4, 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholders of INTERSOLV, Inc.


     In our opinion, the consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders' equity present fairly, in all material respects, the financial position of INTERSOLV, Inc. and its subsidiaries at April 30, 1998 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended April 30, 1998 and the three month period ended April 30, 1998, in conformity  with  generally  accepted  accounting  principles.  These  financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 13 to the INTERSOLV, Inc. financial statements, INTERSOLV, Inc. signed an agreement to merge with Micro Focus Group, plc. subsequent to year end.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP



McLean, Virginia

June 17, 1998

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 1, 1999                       MERANT plc


                                             By: /s/  Kenneth A. Sexton
                                                 ----------------------
                                                 Kenneth A. Sexton
                                                 Senior Vice President, Chief
                                                 Financial Officer and Secretary

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.     Description
-----------     -----------


Exhibit 2.02 Articles of Association of MERANT adopted as of June 19, 1996, as amended and restated to date.

Exhibit 2.03    Form of Specimen Certificate for MERANT's Ordinary Shares at GBP
                0.02 each.

Exhibit 2.06    MERANT's 1998 Share Option Plan, as amended.

Exhibit 2.07    MERANT's 1998 Inland Revenue Approved Share Option Scheme.

Exhibit 2.08    MERANT's 1999 Employee Share Purchase Plan.

Exhibit 13.01 The portions of the MERANT 1999 Annual Report Detail incorporated in this Form 20-F by reference.

Exhibit 23.01 Consent of Ernst & Young, Independent Auditors, dated October 29, 1999.

Exhibit 23.02 Consent of PriceWaterhouseCoopers LLP, Independent Accountants, dated October 29, 1999.

EXHIBIT 2.02



No: 01709998

                        THE COMPANIES ACTS 1985 TO 1989
                ________________________________________________

                       A PUBLIC COMPANY LIMITED BY SHARES
                ________________________________________________



                   A R T I C L E S  O F  A S S O C I A T I O N

  (adopted by Special Resolution passed on June 19 1996 and amended by Special
                    Resolution passed on September 16 1999)

                                     -of -

                                   MERANT Plc



                                 MEMERY CRYSTAL
                               31 Southampton Row
                                London WC1B 5HT
                               Tel: 0171-242 5905
                               Fax: 0171-242 2058
                                Ref:JPD:60161V1

NO: 01709998

                        THE COMPANIES ACTS 1985 TO 1989
                ________________________________________________

                       A PUBLIC COMPANY LIMITED BY SHARES
                ________________________________________________


                   A R T I C L E S  O F  A S S O C I A T I O N

  (adopted by Special Resolution passed on June 19 1996 and amended by Special
                    Resolution passed on September 16 1999)

                                     - of -

                                  *MERANT Plc


1. No regulations set out in any schedule to any statute concerning companies shall apply as regulations or articles of the Company.

2. 2.1 In these articles if not inconsistent with the subject or context, the following words shall bear the following meanings:-

"the Acts"
               means every statute from time to time in force concerning companies insofar as the same applies to the Company;



----------
*The name of the Company was changed from Micro Focus Group Plc on February 15, 1999.

"the Uncertificated  Securities Regulations"

               means the Uncertificated Securities Regulations 1995 in so far as the same applies to the Company and includes:

                    (i)  any enactment or subordinate  legislation  which amends
                         or   supersedes   those    Uncertificated    Securities
                         Regulations;

                    (ii) any  applicable  rules made under those  Uncertificated
                         Securities   Regulations   or  any  such  enactment  or
                         subordinate legislation for the time being in force;

"CREST"

               means the relevant system operated by Crest Co. Limited in terms of the Uncertificated Securities Regulations, which enables title to shares or other securities to be evidenced and transferred without a written instrument.

"these articles"

               means these articles of association of the Company as originally adopted or from time to time altered;

"executed"

               includes any mode of execution whether under seal or under hand;

"office"

               means the registered office of the Company;

"the  holder"

               in relation to shares means the member whose name is entered in the register of members as the holder of the shares;

"the seal"

               means the common seal of the Company (if any) and includes the official seal (if any) kept by the Company by virtue of the Acts;

"secretary"

               means any person appointed to perform the duties of the secretary of the Company; and

"the  Group"

               means the Company and any subsidiary or subsidiaries for the time being of the Company.

"the London Stock Exchange"

               means The London Stock Exchange Limited.

2.1  included for numbering purposes only

2.2 References to writing shall include typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form.

2.3 Where for any purpose an ordinary resolution of the Company is required a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution of the Company is required a special resolution shall be effective.

2.4 Unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Acts or the Uncertificated Securities Regulations (as the case may be) or any statutory modification or re-enactment of it or them in force when these regulations become binding on the Company.

2.5 A reference to shares in "uncertificated form" means shares, the title to which is recorded in the register of members as being held in such form and which by virtue of the Uncertificated Securities Regulations may be transferred by means of a relevant system and reference to shares in "certificated form" means shares, the title to which is not and may not be transferred. SHARE CAPITAL

3.   included for numbering purposes only

3.1 *The share capital of the Company is 2,250,000 divided into 22,500,000 Ordinary Shares of 10 pence each ("Ordinary Shares").

3.2 The Ordinary Shares shall rank pari passu in all respects and the holders of the Ordinary Shares shall be entitled to attend and vote at any general meeting of the Company.

4. Subject to the provisions of the Acts and in particular to those conferring rights of pre-emption and without prejudice to any rights attached to any shares for the time being in issue, any share may be issued with or have attached thereto such rights or restrictions as the Company may by ordinary resolution determine or have attached thereto or if there has not been any such determination or so far as the same shall not make specific provision, as the directors may determine.

5. Subject to the provisions of the Acts and to any special rights conferred on the holders of any shares or class of shares, any shares may with the sanction of a special resolution be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder.

* By Ordinary Resolution passed on March 12 1998 each Ordinary Share of 10p was sub-divided into 5 Ordinary Shares of 2p each. By Special Resolution passed on September 23 1998 the share capital of the Company was increased to 4,240,000 divided into 212,000,000 Ordinary Shares of 2p each.

6. Subject to the provisions of the Acts, the Company is hereby authorised to enter into any contract for the purchase of all or any of its shares of any class (including any redeemable shares) and any contract under which it may, subject to any conditions, become entitled or obliged to purchase all or any of such shares. Every contract entered into in pursuance of this article shall be authorised by such resolution of the Company as may be required by the Acts, but subject thereto the directors shall have full power to determine or approve the terms of any such contract. Any contract which the Company is hereby authorised to enter into may be or provide for the purchase of shares by private treaty, on a stock exchange or otherwise and neither the Company nor the directors shall be required to select the shares in question rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares. Subject to the provisions of the Acts the Company may agree to the variation of any contract entered into in pursuance of this article and to release any of its rights or obligations under any such contract. Notwithstanding anything to the contrary contained in these articles, the rights and privileges attached to any class of shares shall be deemed not to be modified or abrogated by anything done by the Company in pursuance of this article.

7. The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, the commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of share capital pay such brokerage as may be lawful.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as by these articles or by law otherwise provided) the Company shall not be bound by or to recognise (even when having notice thereof) any interest in any share except an absolute right to the entirety thereof in the holder.

                              VARIATION OF RIGHTS
                              -------------------

9. Subject to the Acts, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound-up) be altered or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of such shares. To any such separate general meeting all the provisions of these articles as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be one or more persons holding or representing by proxy not less than one-third of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of such holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

10. The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

                               SHARE CERTIFICATES
                               ------------------

11. Every person (except a stock exchange nominee in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) whose name is entered as a holder of any shares in the register of members of the Company shall be entitled, without payment, to receive within two months after allotment or lodgment of a transfer to him of the shares in respect of which he is so registered (or within such other period as the terms of issue shall provide) one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the directors may from time to time determine. In the case of a share held jointly by several persons, delivery of a certificate to one or several joint holders shall be sufficient delivery to all. A member (except such a nominee as aforesaid) who has transferred part of the shares comprised in his registered holding shall be entitled to a certificate for the balance without charge.

12. All forms of certificate for shares/or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under seal affixed only with the authority of the Board or in such other manner as the Board having regard to the terms of issue, the Acts and the regulations of the London Stock Exchange may authorise. The directors may by resolution determine, either generally or in any particular case or cases, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by some mechanical means or may be printed thereon or that such certificates need not be signed by any person.

13.  included for numbering purposes only

13.1 If a share certificate is defaced, worn-out, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and payment of the exceptional out of pocket expenses incurred by the Company in investigating such evidence and preparing such indemnity as the directors may determine and where it is defaced or worn out, after delivery up of the old certificate to the Company and in any event no replacement of a lost certificate will be issued unless the Company is satisfied beyond reasonable doubt that the original has been destroyed.

13.2 Notwithstanding the terms of articles 11, 12 and 13.1 above, where, in accordance with the terms of Article 13.3 hereof, any shares or other securities of the Company are issued, transferred, registered or otherwise dealt with in uncertificated form, any references in these articles requiring title to shares or other securities to be evidenced by or transferred by reference to share certificates or any other form of written instrument shall not apply and the holding, transfer, recording of title to and, registration of, uncertificated securities issued by the Company will be governed by reference to the provisions of Article 13.3 hereof.

     (a) Nothing in these articles shall preclude any share or other security of the Company from being issued, held, registered, converted, transferred or otherwise dealt with in an uncertificated form in accordance with the Uncertificated Securities Regulations and any rules or requirements laid down from time to time by CREST or any other relevant system operated pursuant to the Uncertificated Securities Regulations.

     (b) In relation to any share or other security which is in uncertificated form, the articles of association shall have effect subject to the provisions of the Uncertificated Securities Regulations and (so far as consistent with them) to the following provisions:

          (i) the Company shall not be obliged to issue a certificate evidencing title to shares and all references to a certificate in respect of any shares or securities held in uncertificated form in these articles shall be deemed inapplicable to such shares or securities which are in uncertificated form and furthermore shall be interpreted as a reference to such form of evidence of title to uncertificated shares or securities as the Uncertificated Securities Regulations prescribe or permit;

          (ii) the registration of title to and transfer of any shares or securities in an uncertificated form shall be effected in accordance with the Uncertificated Securities Regulations and there shall be no requirement for a written instrument of transfer;

          (iii)a properly authenticated dematerialised instruction given in accordance with the Uncertificated Securities Regulations shall be given effect in accordance with the Uncertificated Securities Regulations;

          (iv) any communication required or permitted by these articles to be given by a person to the Company may be given in accordance with and in any manner (whether or not in writing) prescribed or permitted by the Uncertificated Securities Regulations;

          (v) if a situation arises where any provision of these articles is inconsistent in any respect with the terms of the Uncertificated Securities Regulations in relation to shares or securities of the Company which are in an uncertificated form then:-

               (i) the Uncertificated Securities Regulations will be given effect thereto in accordance with their terms; and

               (ii) the directors  shall have power to implement any  procedures they may think fit and as may accord with the Uncertificated Securities Regulations for the recording and transferring of title to shares and securities in uncertificated form and for the regulation of those proceedings and the persons responsible for or involved in their operation;

               (iii)the  directors  shall  have the  specific  powers  to elect, without further consultation with the holders of any shares or securities of the Company (except where such shares or securities are constituted by virtue of some other deed, document or other source), that any single or all classes of shares and securities of the Company become capable of being traded in uncertificated form in accordance with the Uncertificated Securities Regulations on CREST or any other Operator of a relevant system.

                            DESTRUCTION OF DOCUMENTS
                            ------------------------

14.  The Company may destroy:-

14.1 any share certificate which has been cancelled at any time after the expiry of one year from the date of such cancellation;

14.2 any dividend mandate or any variation or cancellation thereof or any notification of change of name or address at any time after the expiry of two years from the date such mandate variation cancellation or notification is recorded by the Company;

14.3 any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration; and

14.4 any other documents on the basis of which any entry in the register of members is made at any time after the expiry of twelve years from the date an entry in the register of members was first made in respect of it;

and it shall conclusively be presumed in favour of the Company that every share certificate so destroyed was a valid certificate duly and properly cancelled and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed hereunder was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company: PROVIDED ALWAYS that:

     (a) the foregoing provisions of this article shall apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of such document was relevant to a claim,

     (b) nothing contained in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any case where the conditions of proviso (i) above are not fulfilled, and

     (c) references in this article to the destruction of any document include references to its disposal in any manner.

                             UNTRACED SHAREHOLDERS
                             ---------------------

15. The Company shall be entitled to sell the shares of a member or the shares to which a person is entitled by death, bankruptcy or operation of law by instructing a member of the London Stock Exchange to sell them at best if and PROVIDED THAT:-

15.1 during a period of 12 years all warrants and cheques in respect of at least 3 dividends declared by the Company in respect of the member's shares sent by the Company through the post in a prepaid letter addressed to the member at his registered address or to the person so entitled at the address shown in the register of members as his address and have become payable and remain unclaimed and uncashed or have been returned undelivered; and

15.2 the Company shall insert advertisements in a national daily newspaper and a newspaper circulated in the area in which the last known address of the member or the address at which service of notices in the manner authorised by these articles may be effected, giving notice of its intention to sell the said shares; and

15.3 during the said period of 12 years and the period of 3 months following the said advertisements the Company has had no indication that such member or person can be traced; and

15.4 where any shares in the capital of the Company are listed or dealt in on the London Stock Exchange notice is first given to the London Stock Exchange of its intention so to do.

     (a) To give effect to such sale the Company may appoint any person to execute an instrument of transfer of the share or in the case of shares for the time being in uncertificated form to take such other steps in the name of the holder as may be necessary to transfer the shares sold, then the instrument or steps (as the case may be) shall be as effective as if it had been executed or they had been taken by the registered holder of, or person entitled by transmission to, the share. The Company shall account to the member or other person entitled to such shares for the net proceeds of such sale and shall be deemed to be his debtor and not a trustee for him in respect of the same and no interest shall be payable by the Company to the member or other person entitled to such shares.

     (b) Any moneys not accounted for to the member or other person entitled to such shares shall be carried to a separate account and shall be a permanent debt of the Company. Moneys carried to such separate accounts may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding Company if any) as the directors may from time to time think fit.

15.5 If on two consecutive occasions dividend warrants and/or Notices have been sent through the post to any member at his registered address or his address for the service of Notices but have been left uncashed and/or returned undelivered or if, after one such occasion reasonable enquiries have failed to establish any new address of the registered member, such member shall not thereafter be entitled to receive dividend warrants and/or Notices by post from the Company until he shall have communicated with the Company and supplied in writing to the office a new registered address or address within the United Kingdom for service of the Notices.

                                      LIEN
                                      ----

16. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The Company's lien on a share shall extend to all moneys payable in respect of it.

17. The Company may sell in such manner as the directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen days after notice has been given to the holder of the share or the person entitled to it by reason of the death or bankruptcy of the holder demanding payment of the sum presently payable and stating that if the notice is not complied with the shares may be sold.

18. To give effect to a sale the directors may authorise some person to execute an instrument of transfer of the shares sold, or in the case of shares for the time being in uncertificated form to take such other steps in the name of the holder as may be necessary to transfer the shares sold to, or in accordance with the directions of, the purchaser. The purchaser shall be registered as the holder of the share and he shall not be bound to see the application of the purchase money. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

19. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall, in the case of shares in certificated form (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares immediately before the date of the sale.

                         CALLS ON SHARES AND FORFEITURE
                         ------------------------------

20. Subject to the provisions of these articles and to the terms of issue, the directors may make calls upon the members in respect of any moneys unpaid on their shares and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of a sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or part. A member shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

21. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

22. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

23. If a call remains unpaid after it has become due and payable the person from whom the sum is due shall pay interest on the unpaid sum from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at such rate not exceeding 15 per cent. per annum as the directors may determine but the directors may waive payment of the interest wholly or in part. The Company may also recover any costs, charges and expenses incurred by reason of the non-payment of any call.

24. A sum payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these articles shall apply as if that sum had become due and payable by virtue of a call.

25. Subject to the terms of allotment the directors may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

26. The directors may receive from any member willing to advance the same all or any part of the money unpaid upon the shares held by him beyond the sums actually called up thereon as a payment in advance of calls, and such payment in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is advanced, and the Company may pay interest upon the money so received, or so much thereof as from time to time exceeds the amount of the calls then made upon the shares in respect of which it has been received, at such rate as the member paying such sum and the directors agree; but provided that any such payment in advance of calls shall not entitle the holder of the shares to participate in respect thereof in a dividend subsequently declared by reference to a record date earlier than the due date for the call. The directors may repay any amount paid in advance of call, upon giving the member concerned at least three months' notice in writing.

27. If a call or instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

28. If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture. Where any share has been forfeited in accordance with the articles of association, the Company will serve a notice of forfeiture on the person who was the holder of the share before forfeiture. The accidental omission to give notice or the non-receipt of notice will not invalidate the forfeiture.

29. Subject to the provisions of the Acts, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person upon such terms and in such manner as the directors think fit and at any time before a sale, re-allotment or other disposition the forfeiture may be annulled by the directors on such terms as they think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the share, or in the case of a share for the time being in uncertificated form to take such steps in the name of the holder as may be necessary to transfer the share to that person.

30. A person any of whose shares have been forfeited shall cease to be a member in respect of them and, in the case of shares in certificated form shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at such rate as may be fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined in the Acts) from the date of forfeiture until payment but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal. Forfeiture of a share shall extinguish all interest and all claims and demands against the Company in respect of that share.

31. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in the proceedings in reference to the forfeiture or disposal of the share.

                             DISCLOSURE OF INTEREST
                             ----------------------

32.  included for numbering purposes only

32.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares, or to exercise any other right conferred by membership in relation to any such meeting if he or any other person appearing to be interested in the share(s) has been given a notice under Section 212 of the Companies Act 1985 ("a Section 212 notice") and has failed to give the Company the information thereby required within 14 days from the date of the notice.

32.2 Without prejudice to the provisions of sub-clause 1 of this article, no member holding shares representing 0.25 per cent or more in nominal value of the issued shares of any class of capital in the Company shall, unless the Directors otherwise determine, be entitled:

     (a) in respect of any such shares, to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares, or to exercise any other right conferred by membership in relation to any such meeting; or

     (b) to receive payment of any dividend (including shares in lieu of dividend) or other distribution payable in respect of any such shares; or

     (c)  to transfer any such shares otherwise than:

          (i)  pursuant to acceptance of a take-over offer;

          (ii) through a recognised investment exchange or other recognised market; or

          (iii)in any other manner which the Directors are satisfied is bona fide and at arm's length; (in each case hereinafter referred to as an "arm's length sale") if he or any person appearing to be interested in such shares has been given a Section 212 notice and has failed to give the Company the information thereby required within 14 days from the date of the notice provided that upon receipt by the Company of notice that the shares have been transferred pursuant to any arm's length sale or upon all information required by the Section 212 notice being given, such restrictions shall cease to apply in respect of such shares and any dividend withheld shall be paid.

32.3 For the purposes of this article:

     (a) a person other than the member holding a share shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a Section 212 notice, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested;

     (b) "interested" shall be construed as it is for the purpose of Section 212 of the Companies Act 1985;

     (c) "take-over offer" shall have the meaning ascribed to it in Part XIII A of the Companies Act 1985;

     (d) "recognised investment exchange" shall have the meaning ascribed to it in Section 207(1) of the Financial Services Act 1986; and

     (e) "at arm's length" means a transfer to a person who is unconnected with the members and with any other person appearing to be interested in the shares; and

     (f) reference to a person having failed to give the Company the information required by a Section 212 notice includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

32.4 Where on the basis of information obtained from a member in respect of any share held by him, the Company gives a Section 212 notice to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of sub-clauses 1 and 2 of this article.

32.5 Any sanctions imposed upon a shareholding in respect of a person having failed to give the Company the information required by a section 212 notice will cease to apply 7 days after the earlier of:-

     (a) receipt by the Company of notice that the shareholding has been sold to a third party in the manner described above; and

     (b) due compliance to the satisfaction of the Company, with the notice under section 212.

32.6 Nothing  in these  articles  shall  limit the powers of the  Company  under
     Section 216 of the Companies Act 1985 or any other powers whatsoever.

                               TRANSFER OF SHARES
                               ------------------

33.  included for numbering purposes only

33.1 Subject to such of the restrictions of these articles as may be applicable, any member may transfer all or any of his shares. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

33.2 Nothing in these articles shall require title to any securities of the Company to be evidenced or transferred by a written instrument, the regulations from time to time made under the Acts so permitting. The Board shall have power to implement any arrangements it may think fit for such evidencing and transfer which accord with those regulations.

34. *The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid or of a share on which the Company has a lien provided that any such refusal does not prevent dealings in the shares from taking place on an open and proper basis.

35.  included for numbering purposes only

35.1 The directors may also decline to recognise an instrument of transfer in respect of shares in certificated form unless:-

     (a) it is lodged duly stamped at the office or at such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

     (b)  it is in respect of only one class of share; and

     (c)  it is in favour of not more than four transferees.

35.2 In the case of shares for the time being in uncertificated form transfers shall be registered only in accordance with the terms of the Uncertificated Securities Regulations but so that the directors may refuse to register a transfer which would require shares to be held jointly by more than four persons.

36. If the directors decline to register a transfer they shall within two months after the date on which the transfer was lodged with the Company or in the case of uncertificated shares the Operator-instruction was received by the Company send to the transferee notice of the refusal.

37. The registration of transfers of shares or debentures or of any class of shares or debentures may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine but so that such a suspension shall only apply to uncertificated shares with the prior consent of the Operator.

38. No fee shall be charged for the registration of any instrument of transfer or other document or instructions relating to or affecting the title to any


----------
*    Amended by Special Resolution passed September 16 1999.

     share or for otherwise making any entry in the register of members relating to any share.

39. Subject to article 14, all instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the directors refuse to register shall be returned to the person depositing it.

40. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

                             TRANSMISSION OF SHARES
                             ----------------------

41. If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share held by him solely or which had been jointly held by him.

42. A person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may, upon such evidence being produced as the directors may properly require, elect to become the holder of the share or in the case of certificated shares alternatively elect to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred. Nothing in these articles shall preclude the transfer of shares or other securities of the Company in uncertificated form in accordance with the terms of Article 13.3 hereof, and any references contained in these Articles in relation to the execution of any instrument of transfer or the registration of any transfer of shares or other securities of the Company in uncertificated form shall be read in accordance with the terms of Article 13.3 hereof.

43. A person becoming entitled to a share by reason of the death or bankruptcy of a member or otherwise by operation of law shall (upon such evidence being produced as may from time to time be required by the directors as to his entitlement) have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company. The Board may at any time give notice requiring the person to elect either to be registered himself or to transfer the share and if the Notice is not complied with within 60 days the Board may withhold payment of all dividends and other monies payable in respect of the share until the requirements of the Notice have been complied with.

                                     STOCK
                                     -----

44. The Company may by ordinary resolution convert any paid up shares into stock, and re-convert any stock into paid up shares of any denomination. After the passing of any resolution converting all the fully paid up shares of any class in the capital of the Company into stock, any shares of that class which subsequently become fully paid up and rank pari passu in all other respects with such shares shall by virtue of this article and such resolution be converted into stock transferable in the same units as the shares already converted.

45. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations, as would have applied to the shares from which the stock arose if they had not been converted, or as near thereto as circumstances admit, but the directors may from time to time, if they think fit, fix the minimum amount of stock transferable, but so that such minimum shall not exceed the nominal amount of each of the shares from which the stock arose.

46. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages in all respects as if they held the shares from which the stock arose provided that no such privilege or advantage (except participation in dividends and profits of the Company and in the assets on a winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

47. All the provisions of these articles applicable to paid up shares shall apply to stock and in all such provisions the words "share" and "member" shall include "stock" and "stockholder" respectively.

                             ALTERATION OF CAPITAL
                             ---------------------

48.  The Company may from time to time by ordinary resolution:-

     (a) increase the share capital by new shares of such amount as the resolution prescribes;

     (b) consolidate and divide all or any of its shares into shares of a larger amount than its existing shares;

     (c) subject to the provisions of the Acts, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject nevertheless to the Acts) and the resolution may determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred qualified rights or be subject to any such restrictions as compared with, the others as the Company has power to attach to unissued or new shares; and

     (d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

49. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including the Company) and distribute the proceeds of sale in due proportion among those members, and the directors may authorise some person to execute an instrument of transfer of the shares, or in the case of shares for the time being in uncertificated form to take such other steps in the name of the holder as may be necessary to transfer shares sold to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

50. Subject to the provisions of the Acts, the Company may by special resolution reduce its authorised or issued share capital, any capital redemption reserve, and any share premium account in any way.

                                GENERAL MEETINGS
                                ----------------

51. All general meetings other than annual general meetings shall be called extraordinary general meetings.

52. The directors may call general meetings. If at any time there are not within the United Kingdom sufficient Directors capable of acting to form a quorum, any Director or any two members of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

                           NOTICE OF GENERAL MEETINGS
                           --------------------------

53. Subject to the provisions of the Acts, an annual general meeting and an extraordinary general meeting for the passing of a special resolution or a resolution appointing a person as a director shall be called by twenty-one days' notice at the least, and all other extraordinary general meetings shall be called by fourteen days' notice at the least. The notice shall be exclusive of the day on which it is served, or deemed to be served, and of the day for which it is given. Every notice shall be in writing and shall specify the place, the day and the time of meeting, and (in the case of special business) the general nature of such business, and in the case of an annual general meeting shall specify the meeting as such and the notice convening a meeting to pass a special or extraordinary resolution shall specify the intention to propose the resolution as a special or extraordinary resolution as the case may be. Notices shall be given in manner hereinafter mentioned to all the members, other than those who under the provisions of these articles or under the rights attached to the shares held by them are not entitled to receive the notice, and to the auditors for the time being of the Company. Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this article, it shall be deemed to have been duly called if it is so agreed:-

     (a) in the case of a meeting called as an annual general meeting, by all the members entitled to attend and vote thereat; and

     (b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

54. The Board may convene an Extraordinary General Meeting whenever it thinks fit and, upon receipt of a requisition of members pursuant to the provisions of the Acts, shall forthwith convene such a meeting for a date not later than 28 days after the date of the Notice convening the meeting.

55.  included for numbering purposes only

55.1 The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to, or the non-receipt of notice of a meeting or such instrument of proxy by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

55.2 The directors may determine that persons entitled to receive notices of meetings are those persons entered on the register of members at the close of business on a day determined by the directors being not more than 21 days before the day that the notices are sent and may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register of members in order to have the right to attend or vote at the meeting. Changes to entries on the register of members after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting.

                        PROCEEDINGS AT GENERAL MEETINGS
                        -------------------------------

56. All business shall be deemed special that is transacted at an extraordinary general meeting. All business that is transacted at an annual general meeting shall also be deemed special, with the exception of declaring dividends, the consideration of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the balance sheet, the appointment of directors in the place of those retiring by rotation or otherwise and the reappointment of the retiring auditors (other than retiring auditors who have been appointed by the directors to fill a casual vacancy) and the fixing of or the determining of the method of fixing the remuneration of the auditors and the directors.

57. No business shall be transacted at any meeting unless a quorum is present but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

58. If a quorum is not present within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) from the time appointed for the meeting, or if during a meeting a quorum ceases to be present, the meeting if convened on the requisition of, or by members, shall be dissolved. In any other case it shall stand adjourned to such other day not being less than fourteen nor more than twenty-eight days thereafter and at such other time and place as the directors may determine. At such adjourned meeting one member present in person or proxy (whatever the number of shares held by him) shall be a quorum. The Company shall give not less than seven days' notice in writing of any meeting adjourned through want of a quorum and such notice shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

59. The directors may make arrangements for simultaneous attendance and participation in general meetings by members and proxies entitled to attend such meetings at places other than the place specified in the notice convening the meeting ("the specified place"). Any arrangements for simultaneous attendance at other places shall operate so that any members and proxies excluded from attendance at the specified place are able to attend at one or more of the other places. For the purpose of all other provisions of these articles any such meeting shall be treated as being held and taking place at the specified place. The right of any member or proxy otherwise entitled to attend a general meeting at the specified place shall be subject to any arrangements that the directors may at their discretion make from time to time (whether before or after the date of the notice convening the meeting) for facilitating the organisation and administration of any general meeting by requiring any such person (selected on such basis as the directors may at their discretion decide) to attend the meeting at one or more of the other places.

60.  included for numbering purposes only

60.1 The chairman, if any, of the board of directors or in his absence the deputy-chairman, or in the absence of both the chairman and the deputy-chairman some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) be present within five minutes after the time appointed for holding the meeting, or if present is unwilling to act, the directors present shall elect one of their number to be chairman.

60.2 If no director is willing to act as chairman, or if no director is present within five minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman, and will remain chairman for the duration of the relevant meeting.

61.  included for numbering purposes only

61.1 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

61.2 Where shares are held by nominee shareholders the directors may make arrangements for the holders of the beneficial interest in shares to attend and speak (but not vote) at general meetings notwithstanding that the names do not appear on the Register of Members. Any person invited by the Chairman to do so may attend and speak at any general meeting.

62. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place.

In addition, the Chairman may at any time without the consent of the meeting, adjourn any meeting to another time or place if it appears to the Chairman that:-

     (a) The number of persons wishing to attend cannot be conveniently accommodated in the place(s) appointed for the meeting, or

     (b) The unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting, or

     (c) An adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

No business shall be transacted at an adjourned meeting other than business which might lawfully have been transacted at the meeting from which the adjournment took place.

63.  included for numbering purposes only

63.1 included for numbering purposes only

     (a) In the case of a Resolution duly proposed as a Special or Extraordinary Resolution, no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a Resolution duly proposed as an Ordinary Resolution, no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such Resolution is to be proposed notice in writing of the terms of the amendment and intention to vote to move the same have been lodged at the office.

     (b) If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

63.2 A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the provisions of the Acts, a poll may be demanded:-

     (a)  by the chairman of the meeting; or

     (b)  by at least two members having the right to vote at the meeting; or

     (c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

     (d) by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand by a proxy for a member shall be the same as a demand by a member.

64. Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority shall be final and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

65. The demand for a poll may, before the poll is taken, be withdrawn with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

66. A poll on any question other than the election of the Chairman shall be taken as the chairman directs, including the use of ballot or voting papers or tickets, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

67. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote in addition to any other vote he may have.

68. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days from the conclusion of the meeting. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made. 69. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

                                VOTES OF MEMBERS
                                ----------------

70. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote, and on a poll every member present in person or by proxy shall have one vote for each share of which he is the holder.

71. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the register of members.

72. A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by his receiver or other person authorised in that behalf and such person may vote on a poll by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote shall be deposited at the office or at such other place as is specified in accordance with the articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

73. Unless the directors otherwise determine, no member shall be entitled to receive notice of or to vote at any general meeting, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

74. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

75. On a poll votes may be given either personally or by proxy. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way.

76. The instrument appointing a proxy shall be in writing in any usual form or in any other form which the directors may approve and for the avoidance of doubt may be in the form of a two way proxy form and shall be executed by or on behalf of the appointor. A corporation may execute a form of proxy under the hand of a duly authorised officer. A member may appoint more than one proxy (who need not be a member) to attend on the same occasion. Deposit of an instrument of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment thereof.

77. The instrument appointing a proxy and any authority under which it is executed or a copy certified notarially or in some other way approved by the directors shall be deposited by physical delivery either by post or by hand at the office (or at such other place within the United Kingdom as is specified in the notice convening the meeting or on any notice or any adjustment or, in either case, in any document sent therewith) not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting, not less than 24 hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall be invalid. When two or more valid but differing instruments of proxy are delivered in respect of the same share for use at the same meeting, the one which is last delivered (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share: If the Company is unable to determine which was last delivered, none of them shall be treated as valid in respect of that share.

78. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the office or at such other place in the United Kingdom as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other document sent therewith one hour at least before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

79.  included for numbering purposes only

79.1 The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority (a) to demand or join in demanding a poll (and for the purposes of article 62 a demand by a person as proxy for a member shall be the same as a demand by the member); and (b) to vote on a poll on the election of a chairman and on a motion to adjourn a meeting.

79.2 No instrument appointing a proxy shall be valid after the expiration of twelve months from the date named in it as the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

80. If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment thereof, and it is in the opinion of the chairman of the meeting of sufficient magnitude to vitiate the result of the voting.

                         REPRESENTATION OF CORPORATIONS
                         ------------------------------

81. Any Corporation being a member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative (or, as the case may be, representatives) at any general meeting of the Company or any class meeting of the members of the Company. A person so authorised shall be entitled to exercise the same powers on behalf of the grantor as the Grantor could exercise if it were an individual member of the Company and each person so authorised shall, if present at any such meeting, for the purpose of these Articles be deemed to be a member present in person at such meeting.

                     NUMBER AND QUALIFICATION OF DIRECTORS
                     -------------------------------------

82. Unless otherwise determined by ordinary resolution the number of directors (other than alternate directors) shall be not less than two in number. The Company may from time to time by ordinary resolution fix a maximum number of directors and from time to time vary that maximum number. No shareholding qualification for directors shall be required.

                              ALTERNATE DIRECTORS
                              -------------------

83. Any director (other than an alternate director) may appoint any other director, or any other person approved by the directors, to be an alternate director and may remove from office an alternate director so appointed by him. An alternate him. An alternate director shall be entitled to receive notices of all meetings of directors, to attend and vote at any such meeting at which the director appointing him is not personally present, and generally to perform all the functions of his appointor as a director in his absence. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment. Every appointment and removal of an alternate director shall be in writing executed by the director making or revoking the appointment and (in the case of an appointment) by the person appointed and shall be deposited at the office or tendered at a meeting of the directors or in any other manner approved by the directors.

84. Every person acting as an alternate director shall (save as regards the power to appoint an alternate director and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him. The remuneration of any alternate director shall be payable out of the remuneration payable to the director appointing him, and shall consist of such part (if any) of the last-mentioned remuneration as shall be agreed between the alternate director and the director appointing him.

                              POWERS OF DIRECTORS
                              -------------------

85. Subject to the provisions of the Acts and these articles and to any directions given by special resolution, the directors may exercise all the powers of the Company. No alteration of the articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made and that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by the articles and a meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.

86.  included for numbering purposes only

86.1 The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital, or any part thereof, and subject to the Acts to issue debentures and other securities whether outright or as collateral security for any debt liability or obligation of the Company or of any third party. The directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (as regards subsidiaries so far as by such exercise they can secure) that, save with the previous sanction of an ordinary resolution, no money shall be borrowed if the aggregate principal amount (including any premium payable on final repayment) outstanding of all moneys borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group) then exceeds or would as a result of such borrowing exceed an amount equal to four times the aggregate of:-

     (a) the amount paid up or credited as paid up on the share capital of the Company; and

     (b) the total of the capital and revenue reserves of the Group (including any share premium account, capital redemption reserve and credit balance on the combined profit and loss account) but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiaries of the Company and deducting any debit balance on the combined profit and loss account except to the extent that such deductions have already been made all as shown in the then latest audited balance sheet of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account or capital redemption reserve of the Company since the date of its latest audited balance sheet.

86.2 For the purposes of this article:-

     (a) the amount outstanding in respect of acceptances by any member of the Group or by any bank or accepting house under any acceptance credit opened on behalf of any member of the Group (not being acceptances in relation to the purchase of goods in the ordinary course of business) shall be taken into account as moneys borrowed;

     (b) moneys borrowed for the purpose of repaying the whole or any part of any moneys previously borrowed and then outstanding (including any premium payable on final repayment thereof) and applied for that purpose within four months of such borrowing shall not, pending such application, be taken into account as moneys borrowed; and

     (c)  the  principal   amount   (including  any  premium  payable  on  final
          repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as moneys borrowed by the member of the Group issuing the same.

86.3 Where the aggregate principal amount of borrowings required to be taken into account for the purposes of this article on any particular date is being ascertained any of such moneys denominated or repayable in a currency other than sterling shall be converted for the purpose of calculating the sterling equivalent at the rate of exchange prevailing on such date in London provided that any of such moneys shall be converted at the rate of exchange prevailing in London six months before such date if thereby such aggregate amount would be less (and so that for this purpose the rate of exchange shall be taken as the middle market rate as at the close of business).

86.4 A certificate or report by the Auditors for the time being of the Company as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this article.

86.5 No debt incurred or security given in respect of moneys borrowed or to be taken into account as moneys borrowed in excess of the aforesaid limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

87. If any uncalled capital of the Company is included in or charged by any mortgage or other security, the directors may delegate to the person in whose favour such mortgage or security is executed, or to any other person in trust for him, the power to make calls on the members in respect of such uncalled capital, and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys, and the power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of directors, and shall be assignable if expressed so to be.

88. All cheques, promissory notes, drafts, bills of exchange, and other instruments whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the directors may from time to time by resolution determine.

                        DELEGATION OF DIRECTORS' POWERS
                        -------------------------------

89.  The directors may delegate any of their powers:-

     (a) to any Managing Director or any director holding any other executive office; and

     (b) to any committee consisting of one or more directors or to any committee consisting of directors and co-opted persons not being directors.

Subject to the above the delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be varied or revoked. Subject to any such conditions and the above, the proceedings of a committee with two or more members shall be governed by the articles regulating the proceedings of directors so far as they apply.

90. The directors may from time to time, and at any time, appoint any corporation, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such agent as the directors may think fit, and may also authorise any such agent to sub-delegate all or any of the powers, authorities and discretions vested in him.

91. The directors may cause to be kept in any part of Her Majesty's Dominions outside the United Kingdom, the Channel Islands or the Isle of Man in which the Company transacts business a branch register or registers of members resident in such part of the said Dominions, and the directors may (subject to the provisions of the Acts) make and vary such regulations as they may think fit respecting the keeping of any such register.

                    APPOINTMENT AND RETIREMENT OF DIRECTORS
                    ---------------------------------------

92. *(a) At the annual general meeting in every year, any director who is still in office at the start of the annual general meeting which falls nearest to the third anniversary of the annual general meeting at which he was appointed or was last re-appointed shall retire by rotation.

     (b) Subject to paragraph (a) above, at the annual general meeting in every year, one third of all the directors shall retire by rotation but if that number is not a multiple of three, then the number shall be rounded down to the nearest whole number.

     (c) Subject to article 98, a director retiring at a meeting aforesaid shall retain office until the dissolution of that meeting.

93. Subject to the provisions of the Acts, the directors to retire by rotation shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

94. If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the director is put to the meeting and lost.

95. No person other than a director retiring at a meeting shall, unless recommended by the directors, be appointed or reappointed a director at any general meeting unless, not less than seven nor more than a maximum of forty-two days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the Company of the intention to propose that


----------
*    Amended by Special Resolution passed September 16 1999.

     person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of directors together with notice executed by the person being proposed of his willingness to be appointed.

96. Subject to article 95 the Company may by ordinary resolution appoint a person to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire.

97. The directors may appoint a person to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the articles as the maximum number of directors. A director so appointed shall hold office only until the next following annual general meeting and, if not then reappointed, shall vacate office and shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at the meeting.

98. Subject to the provisions of these articles, the Company at the meeting at which a director retires in manner aforesaid may fill the vacated office by electing a person thereto and in default the retiring director shall, if willing to continue to act, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such director shall have been put to the meeting and lost.

99.  included for numbering purposes only

99.1 Any contract of employment entered into by a director with the Company shall not include a term that it is to be for a period exceeding five years unless such term is first approved by ordinary resolution.

99.2 *Any provisions of the Acts which but for this Article, would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate office as a Director on account of his having reached any specified age, or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age, shall not apply to the Company save that any Director who has attained the age of 70 shall be required to offer himself or re-election at each annual general meeting.

----------
*    Amended by Special Resolution passed September 16 1999.

                   DISQUALIFICATION AND REMOVAL OF DIRECTORS
                   -----------------------------------------

100. Without prejudice to the provisions of the Acts, the Company may, by special resolution or by ordinary resolution of which special notice has been given in accordance with the Acts, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim such director may have for breach of any contract of service between him and the Company) and may, by ordinary resolution, appoint another person in his stead. The person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

101. Without prejudice to the provisions for retirement by rotation contained herein the office of a director shall be vacated if:-

     (a) he ceases to be a director by virtue of any provision of the Acts or is removed from office pursuant to these articles; or

     (b)  he becomes prohibited by law from being a director; or

     (c) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

     (d) an order is made by a court of competent jurisdiction by reason of his mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

     (e)  not  being  a  director   whose   contract  of  employment   precludes
          resignation, he resigns his office by notice to the Company; or

     (f) he shall for more than six months have been absent without permission of the directors from meetings of directors held during that period and his alternate director (if any) shall not during that period have attended any such meeting in his stead and the directors resolve that his office be vacated; or

     *(g) if he shall be removed  from  office by notice in writing  served upon

----------
*    Amended by Special Resolution passed September 16 1999.

          him signed by three-quarters his co-directors and all of the other directors are not less than three in number, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed to be an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

                           REMUNERATION OF DIRECTORS
                           -------------------------

102. +The directors shall be entitled to directors' fees in aggregate not exceeding GBP 250,000 per annum, or such other higher amount as the Company by ordinary resolution may from time to time determine, which shall (unless otherwise determined by the resolution by which it is voted) be divided between the directors as they may agree or, failing agreement, equally. The directors' remuneration shall be deemed to accrue from day to day. The directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with the business of the Company, or in attending and returning from meetings of the directors or of committees of the directors or general meetings.

103. Any director who serves on any committee or who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, participation in profits or otherwise as the directors may determine.

                     DIRECTORS' APPOINTMENTS AND INTERESTS
                     -------------------------------------

104. The directors may from time to time appoint any one or more of their body to be a Managing Director or to be the holder of any other executive office on such terms as they think fit, and may revoke or vary any such appointment. The appointment of a Managing Director or of a director to any executive office as aforesaid shall automatically be terminated if in either case he ceases for any reason to be a director. Any revocation or termination of any such appointment shall be without prejudice to any claim


----------
+ Increased to GBP250,000 with effect from February 1 1998, by Ordinary Resolution passed September 23 1998.

     for breach of any contract between the director and the Company. A Managing Director or a director appointed to such other executive office as aforesaid shall receive such remuneration (whether by way of salary, commission, participation in profits and partly in one way and partly in another or others, or otherwise) as the directors may determine.

105. The directors may entrust to and confer upon any director appointed to any such executive office any of the powers exercisable by them as directors, other than the power to make calls or forfeit shares, upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own power, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

106. A director, including an alternate director, may hold any other office or place of profit under the Company (other than the office of auditor of the Company or any subsidiary of the Company) in conjunction with his office of director for such period and upon such terms as the directors may determine, and may act in a professional capacity to the Company, on such terms as to tenure of office, remuneration and otherwise as the directors may determine.

107. Subject to the Acts and to the provisions of these articles, no director or intending director, including an alternate director, shall be disqualified by his office from contracting with the Company either with regard to his tenure of any other office or place of profit, or as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director is in any way, whether directly or indirectly, interested, be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any remuneration, profit or other benefit realised by any such contract or arrangement, by reason of such director holding that office or of the fiduciary relation thereby established.

108. Any director, including an alternate director, may continue to be or become a director or other officer or member of or otherwise interested in any other company promoted by the Company or in which the Company may be interested, as a member or otherwise, or which is a holding company of the Company or a subsidiary of any such holding company, and no such director shall be accountable for any remuneration or other benefits received by him as a director or other officer or member of, or from his interest in, any such other company. The directors may exercise the voting power conferred by the shares of any other company held or owned by the Company or exercisable by them as directors of any such holding company or subsidiary in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors or other officers of such company, or voting or providing for the payment of remuneration to the directors or other officers of such company).

109. A director, including an alternate director, who is to his knowledge in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at a meeting of directors. In the case of a proposed contract or arrangement the declaration shall be made at the meeting of the directors at which the question of entering into the contract is first taken into consideration if he knows his interest then exists, or, if the director was not at the date of that meeting interested in the proposed contract or arrangement, at the next meeting of directors held after he became so interested if he knows his interest then exists. In a case where the director becomes interested in a contract or arrangement after it is made or becomes aware of his interest the declaration shall be made at the first meeting of the directors held after the director becomes so interested or knows that he is or has become so interested. In a case where the director is interested in a contract or arrangement which has been made before he was appointed a director the declaration shall be made at the first meeting of the directors held after he is so appointed.

110. For the purposes of the last preceding article a general notice given to the directors by any director to the effect that:-

110.1he is a member of any specified company or firm and is to be regarded as interested in any contract or arrangement which may, after the date of the notice, be made with the Company or firm; or

110.2he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him

(if such director shall give the same at a meeting of the directors or shall take reasonable steps to secure that it is brought up and read at the next meeting of the directors after it is given) shall be deemed a sufficient declaration of interest in relation to any contract so made.

                       DIRECTORS' GRATUITIES AND PENSIONS
                       ----------------------------------

111. The directors may establish and maintain, or procure the establishment and maintenance of, any pension or superannuation funds (whether contributory or otherwise) for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances and emoluments to, any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company or is allied to or associated with the Company or any such subsidiary or of any of the predecessors in business of the Company or any such other company as aforesaid, or who may be or have been directors or officers of the Company or of any such other company as aforesaid and who hold or have held executive positions or agreements for service with the Company or any such other company as aforesaid,and the wives, widows, families, connections and dependants of any such persons, and also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well-being of the Company or of any such other company as aforesaid, or of any such person as aforesaid, and make payments for or towards the insurance of any such person as aforesaid and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any public, general or useful object, and do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Subject to particulars with respect to the proposed payment being disclosed to the members of the Company and to the proposal being approved by the Company by ordinary resolution, if the Acts shall so require, any director who holds or has held any such executive position or agreement for services shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

                            PROCEEDINGS OF DIRECTORS
                            ------------------------

112. The directors may regulate their proceedings as they think fit. A director may, and the secretary at the request of a director shall, call a meeting of the directors. It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom. Any director may waive notice of any meeting and such waiver may be retrospective. Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote. Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate (in addition to his own vote if he is also a director). The signature of an alternate director to any resolution in writing of the directors or a committee of the directors shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

113. The quorum for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall be counted in the quorum. Any director or member of a committee of the directors may participate in a meeting of the directors or such committee by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other and participation in the meeting in such manner shall be deemed to constitute presence in person at such meeting and that person shall be entitled to vote or be counted in a quorum accordingly. Such meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the Chairman of the meeting then is.

114. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed by or in accordance with these articles, the continuing directors or director, notwithstanding that the number of directors is below the number fixed by or in accordance with these articles as the quorum or that there is only one continuing director, may act only for the purpose of filling vacancies or of calling a general meeting of the Company but not for any other purpose.

115. The directors may appoint one or more of their number to be the chairman or the deputy chairman of the board of directors and may at any time remove any director so appointed from office and appoint another director in his place. The director appointed as chairman, or, in his absence, as deputy chairman shall preside at every meeting of directors at which he is present, but if there is no director holding either such office, or if no director holding either such office is present within five minutes after the time appointed for the meeting the directors present may appoint one of their number to be chairman of the meeting.

116. All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director or member of a committee of directors shall, notwithstanding that it be after- wards discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director or member of a committee of directors and had been entitled to vote.

117. included for numbering purposes only

117.1A resolution in writing executed by all the directors for the time being entitled to receive notice of a meeting of directors or by all the members for the time being of a committee of directors (not being less, in either case, than a quorum) shall be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more directors or members of the committee concerned.

117.2All or any of the members of the Board or any committee of the Board may participate in a meeting of the Board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating has assembled, or, if there is no such group, where the Chairman of the meeting then is.

118. included for numbering purposes only

118.1Save as otherwise  provided by these  articles,  a director  shall not vote
     (nor be counted in the quorum) on any resolution of the directors or a committee of the directors in respect of any contract or arrangement in which he (together with any persons connected with him) is to his knowledge materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any of the following matters, namely:-

     (a) any contract or arrangement for giving to such director any security, guarantee or indemnity in respect of money lent by him or obligations undertaken by him at the request of or for the benefit of the Company or any of its subsidiary undertakings;

     (b) any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings which the director has himself guaranteed or secured in whole or in part;

     (c) any contract or arrangement by a director to subscribe for shares, debentures or other securities of the Company issued or to be issued pursuant to any offer or invitation to members or debenture holders of the Company or any class thereof or to the public or any section thereof, or to underwrite any shares, debentures or other securities of the Company;

     (d) any contract or arrangement in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

     (e) any contract or arrangement concerning any other company (not being a company in which the director and any persons connected with him do not to his knowledge hold an interest in shares, as that term is used in sections 198 to 211 Companies Act 1985 representing one per cent or more of any class of the equity share capital of, or the voting rights in, such company) in which he is interested directly or indirectly whether as an officer, share- holder, creditor or otherwise howsoever;

     (f) any proposal concerning the adoption, modification or operation of a pension fund or retirement death or disability benefits scheme which relates both to directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates;

     (g) any arrangement for the benefit of employees of the Company or of any of its subsidiaries under which the director benefits in a similar manner as the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom such arrangement relates;

     (h) any proposal, contract, transaction or arrangement concerning the purchase or maintenance of insurance for the benefit of the directors or for the benefit of persons who include directors.

118.2A company shall be deemed to be a company in which a director owns one per cent. or more if and so long as (but only if and so long as) he is (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For the purpose of this paragraph there shall be disregarded any shares held by a director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the director is interested only as a unit holder.

118.3Where a company in which a director holds one per cent. or more is materially interested in a transaction, then that director shall also be deemed materially interested in such transaction.

119. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

120. *The Company may by ordinary resolution ratify any transactions not duly authorised by reason of a contravention of these articles.

121. Where proposals are under consideration concerning the appointment including the arrangement or variation of the terms thereof or the termination thereof of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested the proposals may be divided and considered in relation to each director separately and (provided he is not for another reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment or the arrangement or variation of the terms thereof or the termination thereof.

----------
*    Amended by Special Resolution passed September 16 1999.

122. If a question arises at a meeting of directors or of a committee of directors as to the right of a director other than the chairman of the meeting to vote or be counted in a quorum, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned as known to such director has not been fairly disclosed to the directors. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the directors (for which purpose such chairman shall be counted in the quorum but shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the directors.

                                    MINUTES
                                    -------

123. The directors shall cause minutes to be made in books kept for the purpose:-

     (a)  of all appointments of officers made by the directors;

     (b) of the names of the directors present at each meeting of directors and of any committee of directors;

     (c) of all resolutions and proceedings at meetings of the Company and of the holders of any class of shares in the Company and of the directors and of committees of directors.

                                   SECRETARY
                                   ---------

124. The secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they think fit and any secretary so appointed may be removed by the directors.

125. Anything by the Acts required or authorised to be done by or to the secretary may, if the office is vacant or there is for any other reason no secretary capable of acting, be done by or to any assistant or deputy secretary or, if there is no assistant or deputy secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the directors: provided that any provision of the Acts or of these articles requiring or authorising a thing to be done by or to a director and secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in the place of, the secretary.

                                    THE SEAL
                                    --------

126. The Company may have a seal if it so resolves. In such case the directors shall provide for the custody of every seal. The seal shall only be used by the authority of the directors or of a committee of directors authorised by the directors in that behalf. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director. Any instrument to which an official seal is affixed need not, unless the directors for the time being otherwise determine or the law otherwise requires be signed by any person.

                                   DIVIDENDS
                                   ---------

127. Subject to the provisions of the Acts the Company may by ordinary resolution declare dividends to be paid to members in accordance with the respective rights and their interests in the profits available for distribution, but no dividend shall exceed the amount recommended by the directors.

128. Subject to the provisions of the Acts and of these articles, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

129. Except as otherwise provided by the rights attached to or the terms of issue of shares, all dividends shall be declared and paid on the Ordinary

     Share capital according to the amounts paid up on such shares otherwise than in advance of calls on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares otherwise than in advance of calls during any portion or portions of the period in respect of which the dividend is paid.

130. The directors may deduct from any dividend or other moneys payable to any member on or in respect of any share any moneys presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

131. included for numbering purposes only

131.1A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of specific assets and in particular of paid-up shares or debentures of any other company and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether and may fix the value for distribution purposes of any such specific assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees.

     (a) The Directors may, with the sanction of an Ordinary Resolution of the Company, offer holders of Ordinary Shares the right to elect to receive in respect of all or part of their holdings of Ordinary Shares additional Ordinary Shares in the Company, credited as fully paid, instead of cash in respect of all or part of such dividend or dividends whether interim or final and (subject to the following provisions of this article) upon such terms and conditions and in such manner as may be specified in such Ordinary Resolution and otherwise as the Directors may determine. Any such resolution may specify a particular dividend and/or all of any dividends (or part of such dividends) declared or paid within a specified period, but no such period may end later than the beginning of the Annual General Meeting in the calendar year next following the date on which such Ordinary Resolution is passed.

     (b) When any such right of election is offered to the holders of Ordinary Shares pursuant to this Article, the Directors shall make such offer to such holders in writing (conditionally if the necessary Ordinary Resolution has yet to be passed, upon such resolution being passed) and shall make available to or provide such holders with forms of election (in such form as the Directors may approve) whereby such holders may exercise such right and shall notify such holders of the procedure to be followed and of the place at which and the latest date and time by which, duly completed forms of election must be lodged in order to be effective.

     (c) Each holder of Ordinary Shares who elects to receive additional Ordinary Shares in the Company under a right offered to him pursuant to this Article shall be entitled to receive such whole number of additional Ordinary Shares as is as nearly as possible equal in value (calculated on the basis of the Market Value of an additional Ordinary Share in the Company) to (but not in excess of) the cash amount that such holder would otherwise have received by way of dividend. For the purposes of this Article, the "Market Value" of an additional Ordinary Share in the Company shall be the average of the prices at which business is done in the Ordinary Shares (derived from the Daily Official List of the London Stock Exchange) on such five consecutive dealing days as the Directors shall determine (save that the first of such dealing days shall be on or after the day when the issued Ordinary Shares in the Company are first quoted "ex" the relevant dividend, unless no business is done during such dealing days, when in that case the first of such dealing days should be the latest practicable date at least five days prior to the date when the issued Ordinary Shares in the Company are first quoted "ex" the relevant dividend when business is done in the Ordinary Shares) or the nominal value of an Ordinary Share in the Company (whichever is the higher).

     (d) Following an election by holders of Ordinary Shares in accordance with this article, the relevant dividend (or that part of a dividend in respect of which a right of election has been offered) shall not be payable on the Ordinary Shares issued pursuant to the election but in lieu thereof, the Directors shall capitalise out of any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or out of any sum standing to the credit of the Company's share premium account or capital reserves (including any capital redemption reserve), as the Directors may determine a sum equal to the aggregate nominal value of the number of additional Ordinary Shares required to be allotted to the holders of Ordinary Shares who have made such election and shall apply such sum in paying up in full such number of additional Ordinary Shares and shall allot and distribute the same to and amongst such holders on the basis set out in sub-clause 3 of this article save that the foregoing provisions of this paragraph shall be subject to any right of the Directors under these articles to retain any dividend or other monies payable on or in respect of the Ordinary Shares of a particular member.

     (e) The additional new Ordinary Shares so allotted shall rank pari passu with the fully paid Ordinary Shares in the Company then in issue save that they shall not be entitled to participate in the dividend in relation to which the relevant election was made.

     (f) A resolution of the Directors capitalising any part of the reserves or profits hereinbefore mentioned shall have the same effect as if such capitalisation had been declared by Ordinary Resolution of the Company in accordance with these Articles and in relation to any such capitalisation the Directors may exercise all the powers, other than the powers to allot fractional shares, conferred on them by Article 136 without the need for any such Ordinary Resolution.

     (g) The Directors may at their discretion make any rights of election offered pursuant to this Article subject to such exclusions or arrangements as they may consider necessary or expedient to deal with any legal or other difficulties which would or may otherwise arise under laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory.

     (h) Every duly effected election shall be binding on every successor in title to the Ordinary Shares or any of the members who have effected the same.

132. Any dividend or other monies payable in cash or in respect of a share may be paid by cheque, or other instrument sent through the post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every such cheque, warrant or other instrument shall be made payable to or to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct. Any such cheque, warrant or other instrument may be crossed "account payee only" although the Company shall not be obliged to do so. Any such dividend or other monies may also be paid by any bank or other funds transfer system as the directors may consider appropriate and to or through such person as the person or persons entitled thereto may in writing director and the Company shall have no responsibility for any such dividend or other monies lost or delayed in the course of such transfer or when it is acted upon such direction. Payment of the cheque, warrant or other instrument by the bank upon whom it is drawn or transfer of the funds by the bank instructed to make the same shall be a good discharge to the Company. Every such cheque, warrant or other instrument shall be sent and every such transfer of funds shall be made at the risk of the person or persons entitled to the money represented thereby. If any such cheque, warrant or other instrument has or shall be alleged to have been lost, stolen or destroyed, the directors may at the request of the person entitled thereto issue a replacement cheque, warrant or other instrument subject to compliance with such conditions as to evidence and indemnity and the payment of such out of pocket expenses incurred by the Company in connection with the request as the directors may think fit.


133. All unclaimed dividends or other moneys payable on or in respect of a share may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached.

134. Any dividend which has remained unclaimed for twelve years from the date of declaration of such dividend or (if later) the date such dividend became due for payment shall, if the directors so resolve, be forfeited and shall revert to the Company and the payment by the directors of any unclaimed dividend, interest or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

                                    RESERVES
                                    --------

135. The directors may before recommending any dividend, whether preferential or otherwise, carry to reserve out of the profits of the Company (including any premiums received upon the issue of debentures or other securities of the Company) such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may at the like discretion either be employed in the business of the Company or be invested in such investments (subject to the provisions of the Acts) as the directors may from time to time think fit. The directors may also, without placing the same to reserve, carry forward any profits which they may think prudent not to distribute.

                           CAPITALISATION OF PROFITS
                           -------------------------

136. The directors may with the authority of an ordinary resolution of the Company:-

     (a) subject as hereinafter provided, resolve to capitalise any undistributed profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

     (b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if it were then distributable and it were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may for the purposes of this regulation, only be applied in paying up unissued shares to be issued to members credited as fully paid;

     (c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

     (d) where any difficulty arises in regard to any distribution under this article the directors may settle the same as they think expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the directors.

     (e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

     (f) generally do all acts and things required to give effect to such resolution as aforesaid.

                                    NOTICES
                                    -------

137. Any notice to be given pursuant to the articles shall be in writing and the Company may give any such notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders.

138. A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company.

139. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

140. Every person who becomes entitled to a share shall be bound by any notice which, before his name is entered in the register of members, has been given to the person from whom he derives his title.

141. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or any part thereof the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised on the same date in at least one leading national daily newspapers with appropriate circulation and such notice shall be deemed to have been duly served on all members entitled thereto and persons entitled by transmission who are entitled to have notice of the meeting served upon them at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom or such part thereof again becomes practicable.

142. A notice sent by the Company by first-class post shall be deemed to have been given at the expiration of 24 hours after the envelope containing it was posted and if sent by second class post shall be deemed to have been given at the expiration of 72 hours after the envelope containing it was posted and proof that the envelope containing the notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. Any notice delivered or left at a registered address otherwise than by post shall be deemed to have been given on the day it was so delivered or left.

143. A notice or other document delivered or sent by post to the registered address of a member pursuant to the articles shall, notwithstanding that the member be then dead, bankrupt, mentally disordered or that any other event has occurred and whether or not the Company has notice of the death, bankruptcy mental disorder or other event be deemed to have been given in respect of any share registered in the name of such member as sole or joint holder unless before the day of posting (or if it is not sent by post before the day of service or delivery) of the notice or document, his name has been removed from the Register as the holder of the share, and such service or delivery of such notice or document. A notice so given shall be deemed a sufficient notice to all persons interested (whether jointly with or as claiming through or under the member) in the share.

                                  RECORD DATES
                                  ------------

144. Notwithstanding any other provision of these articles but subject always to the Act, the Company or the directors may by resolution specify any date ("the Record Date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue notice, information, document or circular and such Record Date may be on or at any time before the date on which the same is paid or made or (in the case of any dividend, distribution, interest, allotment or issue) at any time after the same is recommended, resolved, declared or announced, but without prejudice to the rights inter se in respect of the same of transferors and transferees of any such shares or other securities.

                                    ACCOUNTS
                                    --------

145. The accounting records shall be kept at the office, or (subject to the provisions of the Acts) at such other place as the directors think fit, and shall always be open to inspection by the officers of the Company. No member (other than a director) shall have any right of inspection of any account or book or document of the Company except as conferred by statute or authorised by the directors or by the Company in general meeting.

146. A printed copy of the directors' and auditors' reports accompanied by printed copies of the balance sheet, profit and loss account and other documents required by the Acts to be annexed to the balance sheet shall, not less than twenty-one days before the general meeting before which they are to be laid, be delivered or sent by post to the registered address of every member and holder of debentures of the Company, and to the auditors for the time being of the Company, and, if all or any of the shares in or debentures of the Company are for the time being listed on any stock exchange, there shall at the same time be forwarded to the secretary of such stock exchange such number of copies of each of these documents as may be required by the regulations for the time being of such stock exchange.

     Provided that the Company need not, subject to the provisions of the Acts and the regulations of the London Stock Exchange so permitting and if the Board so decides, send the copies of such documents to members, but instead send them a summary financial statement derived from the Company's annual accounts and the directors' report, in such form and containing such information as may be required by the Acts and provided further that copies of the Company's annual accounts (together with the directors' report for the financial year and the auditor's report on those accounts) shall be sent to any Member who wishes to receive them and the Company shall comply with any provisions of the Acts as to the manner in which it is to ascertain whether a Member wishes to receive them.

                                   WINDING UP
                                   ----------

147. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Acts, divide among the members in specie the whole or any part of the assets of the Company and whether or not the assets consist of property of one kind or of properties of different kinds may, for that purpose value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

                                   INDEMNITY
                                   ---------

148. *Subject to the provisions of the Acts, every director or other officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he may sustain or incur in or about the execution of his office or otherwise in relation thereto. Pursuant to the provisions of Section 310(3) of the Companies Act 1985 (as amended by the Companies Act 1989) the Company may for the purposes of this Article purchase and maintain insurance to indemnify any past or present director, officer, or manager of the Company, or any company which is a member of the Group.

----------
*    Amended by Special Resolution passed September 16 1999.

EXHIBIT 2.03

                                 Ordinary Shares


Certificate  No.    Account No.        Transfer No.      Date   Number of Shares
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                                      of 2p Each

                                  [MERANT logo]

                                    MERANT (TM)

          ____________________________plc ____________________________
   (Incorporated in England under the companies acts 1948 to 1981 No. 1709998)

                           This is to certify that the
                 undermentioned is/are the registered holder(s)
                   of Ordinary Shares of 2p each fully paid in
             the Capital of this Company as shown herein, subject to
                   the Memorandum and Articles of Association.


Name(s) of Holder(s)                    Number of Ordinary Shares of 2p Each
--------------------                    ------------------------------------




                                                                Given  under the
                                                                official seal of
                                                                     The Company

This certificate should be kept in a safe place. It will be needed when you sell or transfer the shares.

                                     [SEAL]

The registrar's address is: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA and the relevant reference for correspondence in No. 260.

EXHIBIT 2.06

            Rules of the 1998 Merant Share Option Plan ("the Plan")

1.   Definitions

     In this Plan:

     (a)  "Board" means the board of directors of the Company;

     (b) "Code" means the United States Internal Revenue Code of 1986 (as amended);

     (c) "The Company" means Merant Public Limited Company incorporated in England with number 1709998;

     (d) "Control" means the definition thereof contained in section 840 of the UK Income and Corporation Taxes Act 1988;

     (e) "Date of Grant" means in relation to any Option, the date on which such option is granted in accordance with Rule 9;

     (f) "Employer Corporation" means any company within the Group for which an Eligible Person who has been granted an Option under this Plan performs services;

     (g) "Eligible Person" means a person to whom an Option may be granted as defined in Rule 2 below;

     (h)  "Effective Date" means the completion date of the Merger;

     (i) "Group" means the Company and every other company of which the Company has direct or indirect Control;

     (j) "Incentive Stock Option" means an Option which qualifies as an incentive stock option within the meaning of Section 422 of the Code;

     (k) "ISO Group" means the Company and any other Company which is a Parent Corporation or Subsidiary Corporation of the Company;

     (l) "Merger" means the merger of Intersolv, Inc. with and into Tower Merger Sub Inc., a Subsidiary Corporation of the Company.1

     (m) "Non-Executive Director" means a director of any member of the Group who has been appointed as a non-executive director;

     (n) "Option" means a right granted by the Company in accordance with this Plan to subscribe for Shares;

     (o) "Parent Corporation" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time in question, each of the corporations other than the Company owns stock (or shares) possessing 50% or more of the total combined voting power of all classes of stock (or shares) in one of the other corporations in such chain;

     (p) "Shares" means fully paid ordinary shares in the capital of the Company;

     (q) "Subsidiary Corporation" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time in question, each of the corporations other than the last corporation in the unbroken chain owns stock (or shares) possessing 50% or more of the total combined voting power of all classes of stock (or shares) in one of the other corporations in such chain;

     (r) "10% Shareholder" means a person who owns shares representing more than 10% of the total combined voting power of all classes of shares in any company which is a member of the ISO Group at the Date of Grant of an Option;

     (s) "fair market value" means the average of the middle market quotations of a share as derived from the Daily Official List of The London Stock Exchange on the three business days immediately preceding the Date of Grant.
----------
1 The completion date of the Merger was September 24, 1998.

2.   Persons to whom Options may be granted

          (a) Options may only be granted to current or former employees and directors of a Member of the Group ("Eligible Persons") and for the avoidance of doubt, subject to Rule 5(b) below, shall include Non-Executive Directors.

          (b) Subject to Rule 6 below Incentive Stock Options may be granted to such Eligible Persons as the Board from time to time and in its absolute discretion may determine.

3.   Non-transferability of Options

Options shall be personal to the person to whom they are granted and shall lapse forthwith if they are purportedly transferred (otherwise than to personal representatives upon death) assigned, mortgaged, charged or otherwise alienated or if that person is adjudicated bankrupt or does or suffers any other act or thing whereby he or she would or might be deprived of the legal or beneficial ownership of the Options.

4.   Number of Shares available to be put under option

     (a) Subject to Rule 13 below (relating to variation in share capital), the aggregate of (1) the total number of Shares in respect of which Options may be granted in accordance with this Plan during the period from the Effective Date to August 18, 2008 and (2) the total number of Shares which may be issued under all other options granted by the Company and which immediately prior to the completion of the Merger remain capable of exercise may not exceed 15% of the issued share capital of the Company, as enlarged, immediately following completion of the Merger (or an aggregate of 25,000,000 Shares, if less).

     (b) For the avoidance of doubt, where Options under this Plan or any other share option plan or scheme established by the Company lapse or cease to be exercisable the Shares under such options may be the subject of new grants of Options under this Plan without being included in the limit in paragraph (a) above. To this end, in addition to the aforementioned limit, the total number of Shares in respect of which Options may be granted under this Plan shall be increased to include the number of all or any Shares which were the subject of options which have lapsed or ceased to be exercisable under other plans or schemes or former plans or schemes established by the Company.

     (c) The number of shares subject to an option granted in accordance with the Merant Inland Revenue Approved Share Option Scheme, which option certificate provides that the source of shares subject thereto is the pool of shares available for grant in accordance with this Plan, shall reduce by the same amount, the number of Shares in respect of which Options may be granted in accordance with this Plan. In accordance with paragraph 4(b), where such Merant Inland Revenue Approved Share Option Scheme options lapse or cease to be exercisable, the shares under such options may be the subject of new grants of Options under this Plan.

5. Maximum or annual number of Shares in respect of which Options may be granted to any person

     (a) Subject to Rule 13 below, the maximum number of Shares in respect of which Options may be granted to any person (other than a Non-Executive Director) in accordance with this Plan in the period of this authority shall be 375,000 Shares. Save that any person (other than a Non-Executive Director) who commences employment for the first time (whether before or after the adoption of this Plan) with the Company or a member of the Group shall be eligible to be granted Options in respect of up to 1,500,000 Shares in the period of 12 months after the commencement of his employment.

     (b) In each 12 month period during his or her directorship Options shall be granted to any person who is a Non-Executive Director in respect of 10,000 Shares or, in the case of a Non-Executive Director who is the Chairman, 20,000 Shares. Save that any person who is a Non-Executive Director who commences his directorship for the first time with the Company shall be eligible to be granted Options in respect of 10,000 Shares or, in the case of a Non-Executive Director who is the Chairman, 20,000 Shares in the period of 12 months after the commencement of his directorship in addition to the annual entitlement.

6.   Further restrictions on the grant of Incentive Stock Options

     (a) Incentive Stock Options may only be granted to employees (as that term is used in Section 422 of the Code) of any company which is a member of the ISO Group at the Date of Grant;

     (b) The aggregate fair market value (determined as of the Date of Grant) of Shares in respect of which Incentive Stock Options are exercisable for the first time by an employee during any calendar year pursuant to this Plan (and under any other plan permitting the granting of Incentive Stock Options which might be established by any company in the ISO Group) may not exceed US$100,000. If the fair market value of shares on the Date of Grant in respect of which Incentive Stock Options are exercisable for the first time by an employee during any calendar year exceeds US$100,000, then the Options for the first US$100,000 worth of Shares to become exercisable in such calendar year will be Incentive Stock Options and the Options for the amount in excess of US$100,000 that become exercisable in that calendar year will not be Incentive Stock Options.

7.   Payment for grant of Options

The amount, if any, payable in consideration of the grant of any Options shall be as the Board may decide but in any event shall not be more than GBP1, which shall not be returnable.

8.   Exercise Price

The exercise price payable for any Share to be acquired upon the exercise of any Option shall be not less than the fair market value of a Share on the Date of
Grant:

     (a) In the case of an Incentive Stock Option granted to a 10% Shareholder, the exercise price shall be not less than 110% of the fair market value of a Share on the Date of Grant; and

     (b) in any event, the exercise price shall be not less than the nominal value of a Share.

9.   Times at which Options may be granted

     (a) Options may only be granted on or after the Effective Date and thereafter during any of the following periods:

          (i) within the period of 30 days immediately following the date of shareholder approval of this Plan (but no earlier than the Effective Date); or

          (ii) within the period of 42 days immediately following the date on which the Company announces its interim or preliminary annual trading results for any period to the press and The London Stock Exchange (provided that in respect of directors of the Company that such date does not fall during the period of two months prior to the announcement of interim or preliminary annual trading results or, if shorter, the period from the relevant financial period end up to and including the time of the announcement); or

          (iii)to any person who commences employment with a member of the Group for the first time, within the period of 45 days immediately thereafter (provided that in respect of directors of the Company such date does not fall during the period of two months prior to the announcement of interim or preliminary annual trading results or, if shorter, the period from the relevant financial period end up to and including the time of the announcement).

     (b) The Board may grant Options outside the periods specified in this Plan in circumstances which the Board in its absolute discretion deem sufficiently exceptional to justify the grant of Options at that time.

     (c) Options granted to Non-Executive Directors on commencement of his directorship (under Rule 5(b)) shall be granted as soon as practicable during the period in Rule 9(a)(iii) or, if no grant is possible during that period then such Options shall be granted as soon as practicable after the next announcement of a period in Rule 9(a)(ii). Options granted to Non-Executive Directors shall be granted in respect of their annual entitlement (under Rule 5(b)) on the business day after the Company's Annual General Meeting but if that day does not fall in one of the periods in Rule 9(a)(ii) above then such Options shall be granted as soon as practicable after the next commencement of a period in Rule 9(a)(iii) provided that where a Non-Executive Director is appointed within 90 days following the Company's Annual General Meeting such director shall be entitled to be granted their annual entitlement (under Rule 5(b)) on the same day as the grant of the Options to which they are entitled following commencement of their directorship.

10.  Performance Targets

     (a) The exercise of any Option may by its terms be conditional upon the attainment of one or more objective performance targets ("Performance Targets"). The terms of each Performance Target shall themselves be determined by the Executive Remuneration Committee of the Board in its discretion and shall be specified to the relevant Eligible Person at the same time as the Date of Grant to such Eligible Person.

     (b) Where an issue or reorganisation by the Company or any member of the Group (including, without limitation, any issue of shares or securities or any reduction of capital or sub-division or consolidation of shares) or any other event or circumstance (including a change in accounting policies or practice or a change in the length of the Company's accounting period) causes the Executive Remuneration Committee reasonably to consider that a different performance target (including in the case of Rules 11(b) and 14, an appropriate reduction in the period for achieving such a Performance Target) would be a more appropriate measure of performance and that the different Performance Target will be a fairer measure of such performance or that any amended performance target will provide a more effective incentive to the holders of Options, the Executive Remuneration Committee after due consultation with the auditors of the Company may determine that a new Performance Target shall be substituted for the existing Performance Target applicable to such Option or Options.

     (c) Where the Executive Remuneration Committee has imposed a Performance Target under Rule 10(a) upon the grant of an Option, that Option may not be exercised except in accordance with any such Performance

          Target, as from time to time varied in accordance with Rule 10(b).

11.  Option Period

     (a) No Option shall be capable of being exercised later than 10 years after the Date of Grant, or in the case of an Incentive Stock Option granted to a 10% Shareholder, 5 years after the Date of Grant.

     (b) Exercise of an Option shall always be subject to the following additional provisions: (i) if the option holder ceases to provide services to any member of the Group for any reason except the option holder's death or disability (whether such disability is temporary or permanent, partial or total, as determined by the Board), then the option holder may exercise such option holder's Options only to the extent that such Options would have been exercisable upon the effective date of such termination no later than three months after the effective date of such termination (or such longer or shorter time period as may be specified in the Option), but in any event, no later than the expiration date of the Options; and (ii) if the option holder ceases to provide services to any member of the Group because of the option holder's death or disability (or the option holder dies within three months of termination for any reason other than death or disability) then the option holder's Options may be exercised only to the extent that such Options would have been exercisable by the option holder on the effective date of such termination and must be exercised by the option holder (or the option holder's legal representative or authorised assignee) no later than 12 months after the effective date of such termination (or such longer or shorter time period as may be specified in the Option), but in any event no later than the expiration date of the Options. The phrase "ceases to provide services" shall include termination of employment.

     (c) Options shall become exercisable at such times and in such increments as shall be determined by the Board.

12.  Stock Exchange Listing

All Shares allotted upon the exercise of any Option shall rank pari passu in all respects with the Shares then in issue and the Company shall apply to the

Council of The London Stock Exchange for Shares allotted pursuant to any Option to be admitted to the Official List. The Company shall provide to each person who shall hold one or more Options a copy of the annual report of the Company as soon as reasonably practicable after it is released by the Company.

13.  Variation in share capital

     (a) As provided for in the rules of The London Stock Exchange, in the event of any increase in the number of Shares issued by way of capitalisation or rights issue or open offer, or any sub-division, consolidation or reduction of any other variation of share capital the Board will make the appropriate adjustment to:-

          (i)  the restrictions imposed by Rules 4 and 5 above; and/or

          (ii) the number of Shares which are subject to any Option; and/or

          (iii)the  exercise  price  payable  for each Share  under any  Option;

               provided that the exercise price for any Share shall not be less than the nominal value of such Share and no adjustment shall cause an Option to be capable of being exercised later than as mentioned in Rule 11 above.

     (b) As required by the rules of The London Stock Exchange, except in the case of a capitalisation issue no such adjustment shall be made without the prior written confirmation of the auditors of the Company for the time being that it is in their opinion fair and reasonable.

     (c) Written notice of any adjustment shall be given to any person granted an Option who is affected thereby.

14.  Winding-up of the Company and change of control

     (a) Notwithstanding Rule 11 above, it shall be a term and condition of any Option that in the event of notice being given to shareholders of a resolution for the winding-up of the Company, the Option shall be capable of exercise within the period of six months commencing on the date of such notice and the Option shall lapse at the end of such period or on the winding up of the Company, if earlier.

     (b) If the Company is succeeded by a successor corporation, or if any person ("the Offeror") obtains Control of the Company, then the successor corporation or Offeror may assume, convert or replace any or all outstanding Options, which action will be binding on all option holders. In the alternative, the successor corporation or Offeror may substitute equivalent options or provide substantially similar consideration to option holders as was provided to shareholders (after taking into account the existing provisions of the Options). If such successor corporation or Offeror refuses to assume or substitute Options, such Options shall accelerate and become exercisable in full on such conditions as the Board shall determine prior to such succession or change of control. Any Options not so replaced or exercised shall lapse and cease to be exercisable.

15.  Alteration of the Plan

     (a) Subject to Rule 15(b) below, the Board may at any time alter or add to all or any of the provisions of the Plan in any respect;

     (b) Subject to Rule 15(c) below, no alterations or addition shall be made to any provision of the Plan without the prior approval of shareholders of the Company in general meeting except for: (i) minor amendments to benefit the administration of the Plan; or (ii) alterations or additions that are necessary or desirable in order to comply with the laws and regulations for the time being in force in the United Kingdom or the United States of America or to obtain or maintain approval of the Plan from any government or other regulatory or advisory body whether in the United Kingdom, the United States of America or elsewhere, provided that any such alteration or addition shall not affect the basic principles of the Plan; or (iii) alterations or additions to ensure and maintain treatment as Incentive Stock Options of those Options granted and to be granted that are intended to be treated as such.

     (c) No alterations or additions shall be made to an outstanding Option to the disadvantage of the holder thereof without the prior written consent of such holder.

16.  Administration and Interpretation of the Plan

The Plan shall be administered by the Board or, to the extent necessary to comply with the laws and regulations of the United Kingdom and the United States of America, by the Executive Remuneration Committee of the Board. Subject to the general purposes, terms and conditions of the Plan, the Board or, if applicable, the Executive Remuneration Committee of the Board, shall have full power to implement and carry out the Plan. Any determination made by the Board, or if applicable, the Executive Remuneration Committee of the Board, shall be made in its sole discretion on the Date of Grant of the Option or, unless in contravention of any express term of the Plan or Option, at any later time, and such determination shall be final and binding on the members of the Group and on all persons having an interest in any Option under the Plan.

17.  Duration of the Plan

The authority to grant Options under the Plan will expire on August 18, 2008, the last day of the ten year period commencing on the date this Plan is adopted by the Board.

EXHIBIT 2.07

                                    RULES OF
                                    --------

                    THE MERANT INLAND REVENUE (1998) APPROVED
                    -----------------------------------------

                               SHARE OPTION SCHEME
                               -------------------

These rules set out the terms and conditions governing the grant of options to acquire shares in Merant PLC which, if exercised in accordance with this Scheme, as it is approved by the Board of Inland Revenue, and within statutory time limits, will qualify for favourable tax treatment under section 185 Income and Corporation Taxes Act 1988.

Definitions

In this Scheme:

(a)    "Auditors"                       means the auditors for the time being of
                                        the Company;

(b)    "Board"                          means the board of directors of the
                                        Company;

(c)    "the Company"                    means Merant PLC (incorporated in
                                        England with number 1709998);

(d)    "Close Company"                  has the same meaning as in Chapter I of
                                        Part XI of the Income and Corporation
                                        Taxes Act 1988 SAVE THAT in determining
                                        whether a company is a Close Company for the purposes of the Scheme, sections
                                        414(a) and 415  of that Act shall be
                                        disregarded;

(e)    "Control"                        has the same meaning as in section 840
                                        of the Income and Corporation Taxes Act
                                        1988;

(f)    "Date of Grant"                  means, in respect of any Option, the
                                        date upon which that Option is granted;

(g)    "Eligible Person"                means a director or employee of any
                                        Participating Company in the Group who
                                        devotes substantially the whole of his
                                        time to the business of the Group;

(h)    "full-time"                      means required to work in the case of
                                        directors for not less than 25 hours per week and in the case of an employee other than a director not less than 20 hours per week (excluding meal breaks);

(i)    "the Group"                      means the Company and every other
                                        company of which the Company has direct
                                        or indirect Control;

(j)    "market value"                   has the same meaning as in Part VIII of
                                        the Taxation of Chargeable Gains Act
                                        1992;

(k)    "material interest"              has the same meaning as in Chapter IV,
                                        Part V Income and Corporation Taxes Act
                                        1988 SAVE THAT in determining for the
                                        purposes of this Scheme whether a person has or has had a material interest in a company, section 187(3) and paragraph ii of the proviso to section 417(3) of that Act shall have effect with the substitution for the reference in those provisions to 5 per cent of references to 10 per cent;

(l)    "Nominees"                       means Micro Focus Nominees Limited
                                        (incorporated in England with number
                                        1790073);

(m)    "Option"                         means a right to acquire Shares which is
                                        granted in accordance with this Scheme;

(n)    "Option Holder"                  means a person who has subsisting rights
                                        under an Option (including, upon the
                                        death of such person, his personal
                                        representatives);

(o)    "Participating Company"          means the Company and any Subsidiary for
                                        the time being designated by the Board
                                        as a Participating Company for the
                                        purposes of this Scheme;

(p)    "the Plan"                       means the 1998 Merant Share Option Plan
                                        under which the Board is authorised by
                                        shareholders of the Company to grant
                                        rights to subscribe for shares (as
                                        modified, extended or renewed from time
                                        to time);

(q)    "this Scheme"                    means the Merant Inland Revenue Approved
                                        (1998) Share Option Scheme as amended
                                        from time to time in accordance with
                                        Rule 12 below which was formerly known
                                        as the Micro Focus Group Inland Revenue
                                        Approved (1998) Share Option Scheme;

(r)    "Shares"                         means full paid ordinary shares in the
                                        capital of the Company which satisfy the requirements of paragraphs 10-14 of
                                        Schedule 9 of the Income and Corporation
                                        Taxes Act 1988;

(s)  "Subsidiary"                       means a company which is under the
                                        Control of the Company and which is a
                                        subsidiary of the Company within the
                                        meaning of section 736 of the Companies
                                        Act 1985;

(t)  "Subsisting Option"                means an Option which has neither lapsed
                                        nor been exercised in respect of all the shares subject thereto;

(u)  "Taxes Act"                        means the Income and Corporation taxes
                                        Act 1988;

(v)  "Trustees"                         means Micro Focus Trustees Limited
                                        (incorporated in Jersey with number
                                        58902).

(w)  Words and expressions not otherwise defined have the same meaning as in section 187 of Schedule 9 of the Income and Corporation taxes Act 1988.

(x)  Words denoting the masculine gender shall include the feminine.


1.   Grant of Options

     Options may be granted from time to time in accordance with the provisions of this Scheme by:

     (a)  the Company; or

     (b)  Nominees; or

     (c)  Trustees; or

     (d)  any other company which is a member of the Group.

2.   Eligibility

     (a) Options shall only be granted to Eligible Persons who are full-time directors or full-time employees of any Participating Company within the Group.

     (b) No Option shall be granted to nor be capable of exercise by any such person at any time when he has, or has within the preceding 12 months, had a material interest in a Close Company being either the Company or a company which has control of the Company or is a member of a consortium which owns such a company.

     (c) Subject to Rules 2(a) and (b) above, Options may be granted to such persons as the board of directors of the company granting the Options in its absolute discretion may determine.

3.   Non-transferability of Options

     Options shall be personal to the person to whom they are granted and shall lapse forthwith if they are purportedly transferred (otherwise than to personal representatives upon death) assigned, mortgaged, charged or otherwise alienated or if that person is adjudicated bankrupt or does or suffers any other act or thing whereby he or she would or might be deprived of the legal or beneficial ownership of the Options.

4.   Restriction on the Grant of Options

     No Option shall be granted to an Eligible Person at any time if that would cause the aggregate market value of the Shares which he may acquire upon the exercise of Options granted under this Scheme or under any other share option scheme approved under Schedule 9 of the Taxes Act and established by any associated company of the Company (and not exercised) to exceed or further exceed GBP30,000.

5.   Payment for the Grant of Options

     The amount, if any, payable in consideration of the grant of an Option shall be as the board of directors of the company granting the Option may desire but in any event shall not be more than GBP1.00, which shall not be returnable.

6.   Exercise Price

     Subject to Rule 10 below, the price payable for any Share to be acquired upon the exercise of any Option shall not be less than:

     (a) the average of the middle market quotations of a Share as derived from the Daily Official List of The London Stock Exchange on the 3 business days immediately preceding the Date of Grant; and

     (b)  the nominal value of a Share.

7.   Performance Targets

     (a) The exercise of any Option may by its terms be conditional upon the attainment of one or more objective performance targets ("Performance Targets"). The terms of each Performance Target shall themselves be determined by the Executive Remuneration Committee of the Board in its discretion having first obtained the prior approval of the Inland Revenue to such terms and shall be specified to the relevant Eligible Person at the same time as the Date of Grant to such Eligible Person.

     (b) Where an issue or reorganisation by the Company or any of its Subsidiaries (including, without limitation, any issue of shares or securities or any reduction of capital or sub-division or consolidation of shares) or any other event or circumstance (including a change in accounting policies or practice or a change in the length of the Company's accounting period) causes the Executive Remuneration Committee reasonably to consider that a different Performance Target would be a more appropriate measure of performance,that the different Performance Target will be a fairer measure of such performance andthat any amended Performance Target will provide a more effective incentive to the Option Holders and shall be no more difficult to satisfy than were the original conditions when first set, the Executive Remuneration Committee, after due consultation with the Auditors and with the prior approval of the Inland Revenue to the terms of such new Performance Target, may determine that a new Performance Target shall be substituted for the existing Performance Target applicable to such Option or Options.

     (c) Where the Executive Remuneration Committee have imposed a Performance Target under Rule 7(a) upon the grant of an Option, that Option may not be exercised except in accordance with any such Performance Target, as from time to time varied in accordance with Rule 7(b).

8.   Exercise of Options

     No Option shall be capable of being exercised more than 10 years after the Date of Grant.

     (a) Exercise of an Option shall always be subject to the following additional provisions:

          (i) if the Option Holder's employment is terminated for any reason except the option holder's death or disability (whether such disability is temporary or permanent, partial or total, as determined by the Board), then the Option Holder may exercise such Options only to the extent that such Options would have been exercisable upon the effective date of such termination no later than three months after the effective date of such termination (or such shorter or longer period as may be specified in the Options), but in any event, no later than the expiration date of the Options; and

          (ii) if the Option Holder's employment is terminated because of disability, then the Option Holder's Options may be exercised only to the extent that such Options would have been exercisable by the Option Holder on the effective date of such termination and must be exercised by the Option Holder (or the Option Holder's legal representative or authorised assignee) no later than 12 months after the effective date of such termination (or such shorter or longer period as may be specified in the Options), but in any event, no later than the expiration date of the Options; and

          (iii)if the Option Holder's employment is terminated because of death (or if the Option Holder dies within three months of such termination) then the Option Holder's options may be exercised by the personal representatives within 12 months after the effective date of such termination (or such shorter period or such longer period not exceeding 12 months as may be specified in the Options), but in any event, no later than the expiration date of the Options.

     (b) Options shall become exercisable at such times and in such increments as shall be determined by the Board at the relevant Date of Grant.

9.   Stock Exchange Listing

     All Shares to be allotted upon the exercise of any Option shall be issued within 30 days of the date of exercise and shall rank pari passu in all respects with the Shares then in issue and the Company shall apply to the Council of The London Stock Exchange for Shares allotted pursuant to any Option to be admitted to the Official List. The Company shall at all times keep available sufficient authorised and unissued Shares to satisfy the exercise of all Subsisting Options where those Options are to be satisfied by the issue of Shares and not the transfer of existing Shares, taking account of any other obligations upon the Company to issue Shares.

10.  Variation in Share Capital

     (a) In the event of any increase in the number of Shares issued by way of capitalisation or rights issue, or open offer, or any sub-division, consolidation, or reduction of share capital or any other variation of capital otherwise than for consideration, the Board will, subject to the prior approval of the Inland Revenue, make the appropriate adjustment to:

          (i)  the number of Shares which are subject to any Option; and/or

          (ii) the price payable for each Share under any Option;

               provided that the exercise price for a Share shall not be less than the nominal value of such Share and no adjustment shall cause an Option to be capable of being exercised later than as mentioned in Rule 8 above.

     (b) Except in the case of capitalisation issue, no such adjustment shall be made without the prior written confirmation of the Auditors that it is in their opinion fair and reasonable.

     (c) Written notice of any adjustment shall be given to any person granted an Option who is affected thereby.

11.  Winding-up of the Company and Change of Control

     (a) If any person (which shall include persons acting in concert with him within the meaning of the City Code on Take-overs and Mergers) obtains Control of the Company as a result of making:

          (i) a general offer to acquire the whole of the issued share capital of the Company (or the whole other than any such share capital already held at the date of the offer by, or by a nominee for, the offeror or any subsidiary thereof); or

          (ii) a general offer to acquire all shares in the Company (or all other than any Shares already held at the date of the offer by, or by a nominee for, the offeror or any subsidiary thereof)

          an Option Holder shall be entitled to exercise any Options then held by him within six months of the time when the person making the offer has obtained such control of the Company and any condition subject to which the offer is made has been satisfied provided that any Options not so exercised before the expiry of such period cease to be exercisable or available for future exercise and provided further that no Option shall be capable of exercise hereunder later than the end of the exercise period relating thereto.

     (b) If the Court sanctions, under Section 425 of the Companies Act 1985, a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company, or its amalgamation with any company or companies, an Option Holder shall be entitled to exercise any Option then held by him within six months of the Court so sanctioning the compromise or arrangement provided that any Options not so exercised before the expiry of such period shall upon the expiry of such period cease to be exercisable or available for future exercise and provided further that no Option shall be capable of exercise hereunder later than the end of the exercise period relating thereto.

     (c)  If any  person  becomes  bound or  entitled  to acquire  Shares  under
          Section 428 to 430F of the Companies Act 1985, an Option Holder shall be entitled to exercise any Option then held by him during any period when that person remains so bound or entitled provided that any such Options not so exercised before the expiry of such period shall upon expiry of such period cease to be exercisable or available for future exercise and provided that no Option shall be capable of exercise hereunder later than the end of the exercise period relating thereto.

     (d) If notice is duly given of a resolution for a voluntary winding-up of the Company, an Option Holder may forthwith and until the commencement of the winding-up (or if earlier the day before the expiry of the period within which the Option is otherwise exercisable) exercise an Option but such exercise (save where the Option Holder is otherwise entitled under any other provision of this Scheme to exercise any Subsisting Option of his) shall be conditional upon the resolution being duly passed.

     (e) If as a result of any of the sets of circumstances specified in Rules 11(a) or 11(b) a company has obtained Control of the Company, or if a company has become bound or entitled as mentioned in Rule 11(c), the Company shall seek the agreement of that other company ("the Acquiring Company") and if such agreement is obtained the Option Holder may, within the appropriate period as defined in sub-paragraph 15(2) of Schedule 9 to the Taxes Act release each Subsisting Option ("the Old Option") in consideration for a new option ("the New Option") which (for the purposes of paragraph 15 of Schedule 9 to the Taxes Act) is equivalent to the Old Option but relates to shares in a different company (whether the Acquiring Company itself or some other company falling within paragraph 10(b) or (c) of Schedule 9).

     (f) The New Option shall not be regarded for the purposes of Rule 11(e) as equivalent to the Old Option unless the conditions set out in paragraph 15(3) of Schedule 9 to the Taxes Act are satisfied but so that the provisions of this Scheme shall for this purpose be construed as if :

               (i) the New Option was an option granted under this Scheme at the same time as the Old Option;

               (ii) except for the purposes of the definitions of "Participating
                    Company" and "Subsidiary", the reference to "Merant PLC" in the definition of the "Company" were a reference to the different company referred to in Rule 11(e);

               (iii) Rule 12 was omitted.

     (g) Nothing in this Rule 11 shall permit any Option to be exercised later than any time otherwise specified in this Scheme.

12.  Alteration of the Scheme

     (a) Subject to Rule 12(b) below the Board may at any time alter or add to all or any of the terms of this Scheme in any respect.

     (b)  After the Board of Inland Revenue has approved this Scheme pursuant to
          Schedule 9 of the Taxes Act, no alteration or addition shall be made to any provision of this Scheme without the prior approval of the Company in general meeting save for minor amendments to benefit the administration of the Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Scheme or any member of the Group and save further to the extent that any alteration or addition is necessary or desirable in order to comply with the laws and regulations for the time being in force in England, or to obtain or maintain approval of this Scheme from the Board of Inland Revenue.

     (c) No such alteration or addition shall have effect until approved by the Board of Inland Revenue.

EXHIBIT 2.08

                                   MERANT plc
                       1999 EMPLOYEE SHARE PURCHASE PLAN
                           Adopted September 16, 1999

1.   ESTABLISHMENT OF PLAN

Merant plc (the "Company") proposes to grant options to acquire the Company's ordinary shares of 2p each to eligible employees of the Company and its Subsidiaries (as hereinafter defined) pursuant to this Merant plc 1999 Employee Share Purchase Plan (this "Plan"). For purposes of this Plan, "Parent Corporation" and "Subsidiary" (collectively, "Subsidiaries") shall have the same meanings as "parent corporation" and "subsidiary corporation" in Sections 424(e) and 424(f), respectively, of the US Internal Revenue Code of 1986, as amended (the "Code"). The Company intends the Plan to qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments to or replacements of such section), and the Plan shall be so construed. Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. Shares made available under the Plan shall not be made by way of subscription. Upon the Plan's adoption up to 1,000,000 of the Company's ordinary shares may be issued to employees under the Plan. The number of shares issuable to employees under the Plan shall be increased annually, beginning January 1, 2001, by an amount equal to 1% of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year; provided, however, that the aggregate number of shares that may be issued under this Plan shall not exceed 20,000,000 shares. Such numbers shall be subject to adjustments effected in accordance with Section 14 of the Plan.

2.   PURPOSES

The purpose of the Plan is to provide employees of the Company and of Subsidiaries designated from time to time by the Board of Directors of the Company (the "Board") as eligible to participate in the Plan with a convenient means of acquiring an equity interest in the Company through payroll deductions, to enhance such employees' sense of participation in the affairs of the Company and Subsidiaries, and to provide an incentive for continued employment.

3.   ADMINISTRATION

This Plan may be administered by the Board or a committee appointed by the Board (the "Committee"). As used in this Plan, references to the "Committee" shall mean either such committee or the Board if no committee has been established. Subject to the provisions of the Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of the Plan shall be determined by the Committee and its decisions shall be final and binding upon all participants. Members of the Committee shall receive no compensation for their services in connection with the administration of the Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

4.   ELIGIBILITY

Any employee of the Company or the Subsidiaries is eligible to participate in an Offering Period (as hereinafter defined) under the Plan except the following:

     (a) employees who are not employed by the Company or Subsidiaries on the first (1st) day of the month before the beginning of such Offering Period;

     (b) employees who are customarily employed for less than 30 hours per week;

     (c) employees who are customarily employed for less than 5 months in a calendar year;

     (d) employees who, together with any other person whose shares would be attributed to such employee pursuant to Section 424(d) of the Code, own shares or hold options to acquire ordinary shares or who, as a result of being granted an option under the Plan with respect to such Offering Period, would own shares or hold options to acquire shares possessing 5 percent or more of the total combined voting power or value of all classes of stock or shares of the Company or any of its Subsidiaries.

5.   OFFERING PERIODS

The Offering Periods of the Plan (the "Offering Period") shall be of six months duration commencing on the dates determined by the Committee. Payroll deductions of each participant are accumulated under the Plan during the Offering Periods. The first business day of each Offering Period is referred to as the "Offering Date". The last business day of each Offering Period is referred to as the "Purchase Date". The Board shall have the power to change the duration of Offering Periods with respect to future offerings without shareholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected.

6.   PARTICIPATION IN THE PLAN

Eligible employees may become participants in an Offering Period under the Plan on the first Offering Date after satisfying the eligibility requirements by delivering an enrollment form to the Company's or Subsidiary's (whichever employs such employee) payroll department (the "Payroll Department") not later than ten (10) days prior to such Offering Date unless a later time for filing the enrollment form authorizing payroll deductions is set by the Board for all eligible employees with respect to a given Offering Period. An eligible employee who does not deliver an enrollment form to the Payroll Department by such date after becoming eligible to participate in such Offering Period shall not participate in that Offering Period or any subsequent Offering Period unless such employee enrolls in the Plan by filing an enrollment form with the Payroll Department not later than ten (10) days prior to such subsequent Offering Date. Once an employee becomes a participant in an Offering Period, such employee will automatically participate in the Offering Period commencing immediately following the last day of the prior Offering Period unless the employee withdraws from the Plan or terminates further participation in the Offering Period as set forth in Section 11 below. Such participant is not required to file any additional forms to continue participation in the Plan.

7.   GRANT OF OPTION ON ENROLLMENT

Enrollment by an eligible employee in the Plan with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such employee of an option to acquire on the Purchase Date up to that number of ordinary shares of the Company determined by dividing the amount accumulated in such employee's payroll deduction account during such Offering Period, and if applicable, as converted into Pounds Sterling at the Conversion Rate (as defined in Section 9(g)) on the Purchase Date, by the lower of (i) eighty-five percent (85%) of the fair market value of an ordinary share of the Company on the Offering Date or (ii) eighty-five percent (85%) of the fair market value of an ordinary share of the Company on the Purchase Date; provided, however, that the number of ordinary shares of the Company subject to any option granted pursuant to this Plan shall not exceed the lesser of the maximum number of shares permitted under Sections 10(b) or 10(c) below with respect to the applicable Offering Period. Fair market value of an ordinary share of the Company shall be determined as provided in Section 8 hereof.

8.   PURCHASE PRICE

The purchase price of shares acquired pursuant to this Plan shall be payable in Pounds Sterling. The purchase price per share at which a share will be issued in any Offering Period shall be 85 percent of the lesser of:

     (a)  The fair market value on the Offering Date; or

     (b)  The fair market value on the Purchase Date.

Notwithstanding the foregoing, the purchase price per ordinary share shall not in any circumstances be less than the par value of an ordinary share.

For purposes of the Plan, the term "fair market value" on a given date shall mean the fair market value of an ordinary share of the Company determined as the closing price of a share on the day prior to the Offering Date or the Purchase Date as quoted in Pounds Sterling on the Official List of The London Stock Exchange Ltd. or if no such reported sale takes place on such date, the closing price as quoted in Pounds Sterling on the next preceding trading date on which a reported sale occurred.

9.   PAYMENT OF PURCHASE PRICE; CHANGES IN PAYROLL DEDUCTIONS; ISSUE OF SHARES

     (a) The purchase price of the shares is accumulated by regular payroll deductions made during each Offering Period. The deductions are made as a percentage of the participant's compensation (at the start of the Offering Period) in one percent increments not less than 2 percent nor greater than 10 percent, not to exceed the limits from time to time imposed by the Code. Compensation for U.S. employees shall mean base salary and commissions; provided, however, that for purposes of determining a participant's compensation, any election by such participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code shall be treated as if the participant did not make such election. Compensation for non-U.S. employees shall mean annual base salary and commissions. Payroll deductions shall commence on the first payday following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in the Plan.

     (b) A participant may lower (but not increase) the rate of payroll deductions during an Offering Period by filing with the Payroll Department a new authorization for payroll deductions, in which case the new rate shall become effective for the next payroll period commencing more than 15 days after the Payroll Department's receipt of the authorization and shall continue for the remainder of the Offering Period unless changed as described below. Such change in the rate of payroll deductions may be made at any time during an Offering Period, but not more than one change may be made effective during any Offering Period. A participant may increase or decrease the rate of payroll deductions for any subsequent Offering Period by filing with the Payroll Department a new authorization for payroll deductions not later than ten (10) days prior to the beginning of such subsequent Offering Period.

     (c) All payroll deductions made for a participant are credited to his or her account under the Plan and are deposited with the general funds of the Company. No interest accrues on the payroll deductions. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

     (d) On each Purchase Date, so long as the Plan remains in effect and provided that the participant has not submitted a signed and completed withdrawal form before that date, as set forth in Section 11 below, which notifies the Company that the participant wishes to withdraw from that Offering Period under the Plan and have all payroll deductions accumulated in the account maintained on behalf of the participant as of that date returned to the participant, the Company shall apply the funds then in the participant's account (if applicable, as converted to Pounds Sterling at the Conversion Rate on the Purchase Date) for the acquisition of a whole number of ordinary shares reserved under the option granted to such participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The purchase price per share shall be as specified in Section 8 of the Plan. Any cash remaining in a participant's account after such purchase of ordinary shares shall be refunded to such participant in cash, without interest; provided, however, that any amount remaining in such participant's account on a Purchase Date which is less than the amount necessary to purchase a single ordinary share shall be carried forward, without interest, into the next Offering Period. In the event that the Plan has been oversubscribed, all funds not used to purchase ordinary shares on the Purchase Date shall be returned to the participant, without interest. No ordinary shares shall be purchased on a Purchase Date on behalf of any employee whose participation in the Plan has terminated prior to such Purchase Date.

     (e) As promptly as practicable after the Purchase Date, the Company shall arrange the delivery to each participant of a certificate representing the shares issued upon exercise of his option, subject to the payment of any stamp duty in respect of such acquisition.

     (f) During a participant's lifetime, such participant's option to acquire shares hereunder is exercisable only by him or her. The participant will have no interest or voting right in shares covered by his or her option until such option has been exercised. Shares to be transferred and delivered to a participant under the Plan will be registered in the name of the participant or in the name of the participant and his or her spouse.

     (g) "Conversion Rate" means the U.S. Federal Reserve Noon Buying Rate for purposes of converting listed currencies other than Pounds Sterling into Pounds Sterling.

10.  LIMITATIONS ON SHARES TO BE PURCHASED

     (a) In accordance with the requirements set forth in Section 423 of the Code, for each calendar year in which the employee participates in the Plan no employee shall be entitled to acquire shares under the Plan at a rate which, when aggregated with his or her rights to acquire shares under all other employee stock purchase plans of the Company or any Subsidiary, exceeds twenty five thousand U.S. Dollars worth of ordinary shares calculated with reference to the fair market value of such shares determined as of the Offering Date or such other limit as may be imposed by the Code. So as to avoid any confusion with respect to such limitation, as the Plan provides for the purchase of shares in an amount no greater than 85% of the fair market value of an ordinary share on the Offering Date, an employee may not elect to have payroll deductions applied to the purchase of shares under the Plan in excess of twenty one thousand two hundred fifty U.S. Dollars per calendar year and such amount shall be reduced in the event that the fair market value of an ordinary share on the Purchase Date is less than the fair market value of an ordinary share on the Offering Date.

     (b) No employee shall be entitled to acquire, on any Purchase Date, more than twice the number of shares he or she would have been eligible to purchase if the fair market value of a share on the Purchase Date was the same as the fair market value of a share on the Offering Date.

     (c) No employee shall be entitled to acquire more than the Maximum Share Amount (as defined below) on any single Purchase Date. Not less than thirty days prior to the commencement of any Offering Period, the Committee may, in its sole discretion, set a maximum number of shares which may be acquired by any employee at any single Purchase Date (hereinafter the "Maximum Share Amount"). In no event shall the Maximum Share Amount exceed the amounts permitted under Section 10(b) above. If a new Maximum Share Amount is set, then all participants must be notified of such Maximum Share Amount prior to the commencement of the next Offering Period. Once the Maximum Share Amount is set, it shall continue to apply with respect to all succeeding Purchase Dates and Offering Periods unless revised by the Committee as set forth above.

     (d) If the number of shares to be acquired on a Purchase Date by all employees participating in the Plan exceeds the number of shares then available for issue under the Plan, the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be practicable and as the Committee shall determine to be equitable. In such event, the Company shall give written notice of such reduction of the number of shares to be acquired under a participant's option to each participant affected thereby.

     (e) Any payroll deductions accumulated in a participant's account which are not used to acquire ordinary shares due to the limitations in this
          Section 10 shall be returned to the participant as soon as practicable after the end of the Offering Period, without interest.

11.  WITHDRAWAL

     (a) Each participant may withdraw from an Offering Period under the Plan by signing and delivering to the Payroll Department a notice on a form provided for such purpose. Such withdrawal may be elected at any time at least 15 days prior to the end of an Offering Period.

     (b) Upon withdrawal from the Plan, the accumulated payroll deductions shall be returned to the withdrawn participant, without interest, and his or her interest in the Plan shall terminate. In the event a participant voluntarily elects to withdraw from the Plan, he or she may not resume his or her participation in the Plan during the same Offering Period, but he or she may participate in any Offering Period under the Plan which commences on a date subsequent to such withdrawal by filing a new authorization for payroll deductions in the same manner as set forth in Section 6 above for initial participation in the Plan.

12.  TERMINATION OF EMPLOYMENT

Termination of a participant's employment for any reason, including retirement, death or the failure of a participant to remain an eligible employee, immediately terminates his or her participation in the Plan. In such event, the payroll deductions credited to the participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest. For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company in the case of sick leave, military leave, or any other leave of absence approved by the Board; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute.

13.  RETURN OF PAYROLL DEDUCTIONS

In the event a participant's interest in the Plan is terminated by withdrawal, termination of employment or otherwise, or in the event the Plan is terminated by the Board, the Company shall promptly deliver to the participant all payroll deductions credited to his account. No interest shall accrue on the payroll deductions of a participant in the Plan.

14.  CAPITAL CHANGES

Subject to any required action by the shareholders of the Company, the number of ordinary shares covered by each option under the Plan which has not yet been exercised and the number of ordinary shares which have been authorized for issue under the Plan but have not yet been placed under option (collectively, the "Reserves"), as well as the price per ordinary share covered by each option under the Plan which has not yet been exercised, shall be proportionately adjusted (subject where shares are being provided by the Company's Employee Benefit Trust ("the Trust") to the consent of the Trustees of the Trust) for any increase or decrease in the number of issued ordinary shares resulting from any consolidation or subdivision of ordinary shares of the Company, or any bonus or other capitalization issue of ordinary shares or any other increase or decrease in the number of issued ordinary shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, (subject where shares are being provided by the Trust to the consent of the Trustees of the Trust) whose determination shall be final, binding and conclusive. Except as expressly provided herein, no issue by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of ordinary shares subject to an option.

In the event of the proposed dissolution or liquidation of the Company, the Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board. The Board may, in the exercise of its sole discretion in such instances, declare that the options under the Plan shall terminate as of a date fixed by the Board and give each participant the right to purchase such number of whole ordinary shares of the Company determined by dividing the amount accumulated in such employee's payroll deduction account by the fair market value of a share on the date fixed by the Board. In the event of a proposed sale of all or substantially all of the assets of the Company, or the sale of the entire share capital of the Company to another corporation, (whether for consideration in cash or in the form of securities of any kind) (a "merger"), each option under the Plan shall be assumed or an equivalent option shall be substituted by the purchasing corporation or a parent or subsidiary of such purchasing corporation, unless the Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, that the participant shall have the right to exercise the option to purchase such number of whole ordinary shares of the Company determined by dividing the amount accumulated in such employee's payroll deduction account by the fair market value of a share on the date fixed by the Board. If the Board makes an option exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Board shall notify the participant at least twenty (20) days prior to the date the shares are to be purchased, and the Plan will terminate immediately following such purchase.

The Board may, if it so determines in the exercise of its sole discretion, also make provision for adjusting the Reserves, as well as the price per ordinary share comprised in each outstanding option, in the event that the Company effects one or more reorganisations, recapitalizations, rights offerings or other increases or reductions of share capital, or in the event of a merger.

15.  NONASSIGNABILITY

Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

16.  REPORTS

Individual accounts will be maintained for each participant in the Plan. Each participant shall receive promptly after the end of each Offering Period a report of his or her account setting forth the total payroll deductions accumulated (and if applicable, the Conversion Rate (as defined in Section 9(g)) at which such participant's payroll deductions were converted into Pounds Sterling), the number of shares acquired, the per share price thereof and the remaining cash balance, if any, carried forward to the next Offering Period.

17.  NOTICE OF DISPOSITION

Each participant shall notify the Company if the participant disposes of any of the shares acquired in any Offering Period pursuant to this Plan if such disposition occurs within two years from the Offering Date or within one year from the Purchase Date on which such shares were acquired (the "Notice Period"). Unless such participant is disposing of any of such shares during the Notice Period, such participant shall keep the certificates representing such shares in his or her name (and not in the name of a nominee) during the Notice Period. The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to the Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

18.  NO RIGHTS TO CONTINUED EMPLOYMENT

     (a) Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Subsidiary, or restrict the right of the Company or any Subsidiary to terminate such employee's employment.

     (b) In the event that any person holding an option under the Plan ceases to be employed by the Company or a Subsidiary for whatever reason, he shall have no right to any compensation in respect of the loss of his right to receive shares under this Plan.

19.  EQUAL RIGHTS AND PRIVILEGES

All eligible employees shall have equal rights and privileges with respect to the Plan so that the Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of the Plan which is inconsistent with
Section 423 or any successor provision of the Code shall, without further act or amendment by the Company or the Board, be reformed to comply with the requirements of Section 423. This Section 19 shall take precedence over all other provisions in the Plan.

20.  NOTICES

All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21.  TERM; SHAREHOLDER APPROVAL

This Plan shall become effective on the date the Plan is adopted and approved by the shareholders of the Company which shall be in any manner permitted by applicable corporate law. No acquisition of shares pursuant to the Plan shall occur prior to such shareholder approval. The Plan shall continue until the earlier to occur of termination by the Board, issue of all of the ordinary shares reserved for issue under the Plan, or ten (10) years from the adoption of the Plan by the Board.

22.  DESIGNATION OF BENEFICIARY

     (a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to the end of an Offering Period but prior to delivery to him of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to a Purchase Date.

     (b) Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

23.  CONDITIONS UPON ACQUISITION OF SHARES; LIMITATION ON SALE OF SHARES

     (a)  Shares  shall not be  acquired  by a  participant  with  respect to an option unless the exercise of such option and the transfer and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

     (b) Where the Company or any of its Subsidiaries or the Trust is obliged to account for tax or national insurance contributions for which a participant is liable, by virtue of the acquisition of shares under this Plan and none of the Company or any of its Subsidiaries or the
          Trust:

          (i) is able to withhold the appropriate amount of tax or national insurance from the participant's remuneration; or

          (ii) has received a payment from the participant of a corresponding amount,

          then the Company or its Subsidiary or the Trust, as the case may be, shall be entitled to discharge such liability by selling such number of shares of those the participant is entitled to acquire to satisfy the minimum required amount of tax and transferring the balance, if any, of those shares to the Participant.

24.  AMENDMENT OR EXTENSION OF THE PLAN

The Board may at any time amend or extend the term of the Plan, provided that no amendment shall be made without the prior approval of the shareholders of the Company in general meeting, except for: (a) minor amendments to benefit the administration of the Plan; (b) alternations or additions that are necessary or desirable in order to comply with the laws and regulations in the United Kingdom or the United States of America or to obtain or maintain approval of the Plan from any government or other regulatory or advisory body whether in the United Kingdom, the United States of America or elsewhere, provided that any such alteration or addition shall not affect the basic principles of the plan; or (c) alterations or additions to ensure and maintain treatment of the Plan as an employee stock purchase plan under Code Section 423. No amendment may make any change in an option previously granted which would adversely affect the right of any participant. In accordance with Code Section 423, no amendment may be made by the Board without approval of the shareholders of the Company within 12 months of the adoption of such amendment if such amendment would either increase the number of shares that may be issued under the Plan or change the designation of the employees (or class of employees) eligible for participation in the Plan.

25.  GOVERNING LAW

The Plan and all agreements, documents and instruments entered into pursuant to the Plan shall be governed by and construed in accordance with the internal laws of the State of California, excluding that body of law pertaining to conflict of laws.

EXHIBIT 13.01


                  PORTIONS OF MERANT 1999 ANNUAL REPORT DETAIL

                                   MERANT PLC
                        REMUNERATION COMMITTEE'S REPORT
                                   UK FORMAT

                       FIFTEEN MONTHS ENDED APRIL 30 1999

     The MERANT Executive Remuneration Committee consists of Mr. Burns (Chairman), Mr. Berty and Mr. Hughes.

     The Committee ensures that remuneration is appropriate to each executive director's responsibilities, taking into consideration the overall financial and business position of the Company, the highly competitive industry of which MERANT is part, salary scales within the Company, and the importance of recruiting and retaining management of the appropriate calibre.

EXECUTIVE DIRECTORS' REMUNERATION POLICY

     The chief components of remuneration are as follows:

          Basic salary: Salary rates for executive directors are determined by reference to relevant market data for the countries in which the directors perform their duties, and are normally reviewed on an annual basis. In general, the Committee's philosophy is to have base salary rates lower than those of others in the market, with higher rates of pay for performance. In addition, the rates for executive directors take into account the salary levels of staff as a whole in each country.

          Performance-related pay: Executive directors are eligible for annual performance-related bonuses, which are calculated based on fixed formulae measuring MERANT's performance against targets set at the beginning of each year. Such bonuses are earned on a pro-rata basis in proportion to the level of achievement relative to the performance targets set, subject to certain minimum thresholds.

          The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if the performance of MERANT exceeds the targets set out at the beginning of the period. In the current period such bonuses were based on targets measuring achievement against performance, measured in terms of audited earnings per share. On the basis of that achievement, executive directors could earn bonuses up to 150% of their basic salary entitlements.

          Pension contributions: The Company does not operate a pension scheme for its directors, but has made contributions to an executive director's own personal pension in lieu of salary entitlement.

          Compensation for loss of office: The level of compensation offered by the Company is determined by the need to provide executive directors with competitive packages in accordance with the criteria described elsewhere in this "Directors' Remuneration Policy" section, but would not exceed the equivalent of two years' pay (salary plus calculated portion of bonus, or performance-related pay).

          Share options: Executive directors are eligible to participate in the MERANT share option plans, details of which are set out in note 24 to the financial statements on page 100. The grant of share options to directors is designed to ensure that an element of their remuneration is directly related to long-term growth in shareholder value.

          Long term incentives: Executive directors are not eligible for any other long-term incentive payments.

          Service agreements: Upon his appointment the Chief Executive Officer entered into a three-year service agreement with the Company, expiring on December 1, 2001. On early termination by the Company, he is entitled to one year's salary and bonus and a further one year salary and bonus for services to be rendered to the Company over 18 months and for a non-competition covenant. The agreement stipulates that in the event of a change in control, the agreement is automatically extended for a three-year term commencing on the date of change in control.

REMUNERATION FOR NON-EXECUTIVE DIRECTORS

     Remuneration for non-executive directors is determined by the Board based upon the advice of an independent advisor who has provided details of comparables. Directors are not involved in any discussions or decisions about their own remuneration.

     Non-executive directors receive an annual retainer and earn additional fees for attendance at Board meetings and for time spent on other Company-related business. Fees are set within the limits stipulated in the Company's Articles of Association.

     Non-executive directors are eligible to participate in the MERANT share option plans, details of which are set out in note 24 to the financial statements on page 100.

     None of the non-executive directors have a service contracts with a notice period in excess of one year, or with provision for predetermined compensation on termination of an amount which equals or exceeds one year's salary and benefits.

DIRECTORS' REMUNERATION

     The following table analyses the remuneration earned by each director in the fifteen month period ended April 30, 1999 and for the year ended January 31, 1998:

                                            PERFORMANCE-                           BENEFITS-   COMPENSATION
                                   SALARY   RELATED PAY               PENSION       IN-KIND      FOR LOSS     TOTAL   TOTAL
                                   -------  ------------   FEES    CONTRIBUTIONS    GBP'000      OF OFFICE     1999    1998
                                   GBP'000    GBP'000      GBP'000    GBP'000         (b)         GBP'000     GBP'000 GBP'000
                                   -------  ------------   ------- -------------   ---------   ------------   ------- -------
Fifteen months ended April 30
  1999
  J Michael Gullard..............                            94                       24                       118       50
  Harold Hughes..................                            27                       12                        39       18
  J Sidney Webb (died March 24
    1999)........................                            23                                                 23        5
  Martin Waters..................   207         451           7                       12            788       1,465     489
  Michel Berty (appointed
    September 24 1998)...........                            10                       12                        22       --
  Kevin Burns (appointed
    September 24 1998)...........                            11                       12            121        144       --
  Gary Greenfield (appointed
    September 24 1998) (a).......   195         151                                               1,281       1,627      --
  Paul Adams (resigned September
    24 1998).....................   126         122                      5                                     253      210
  Ron Forbes (resigned May 14
    1998)........................    24          69                      1                                      94      164
  Marcelo Gumucio (resigned June
    21 1997).....................    --          --          --         --            --             --         --      629
                                    ---         ---         ---         --            --          -----       -----   -----
                                    552         793         172          6            72          2,190       3,785   1,565
                                    ===         ===         ===         ==            ==          =====       =====   =====

- ---------------
(a) Compensation for loss of office and non-competition covenants for Mr. Burns and Mr. Greenfield related to payments made under existing INTERSOLV contracts assumed in the acquisition.
(b) Benefits in kind relate to the purchase of shares for the benefit of directors.

The following table summarises directors' remuneration, including gains realised on exercise of share options.

                                                               1999    1998
PERIODS ENDED                                                 GBP'000 GBP'000
-------------                                                 ------- -------
All directors:
Aggregate emoluments........................................  3,779   1,559
Sums paid to third parties for directors' services..........      6       6
Gain on exercise of share options...........................     28     889
                                                              -----   -----
                                                              3,813   2,454
                                                              -----   -----
Highest paid director:
Aggregate emoluments........................................  1,627     629
Gain on exercise of share options...........................     --     889
                                                              -----   -----
                                                              1,627   1,518
                                                              -----   -----

     Gains on exercise of share options are calculated as at the date of exercise although the shares may have been retained.

     Upon Mr. Forbes' resignation as a director, the Company entered into a consultancy agreement with an entity with which Mr. Forbes is affiliated to provide management consulting services to the Company for a two-year period. The agreement provided for the sum of GBP 75,800 (exclusive of VAT) to be paid in advance. For hours worked in excess of the minimum, payment will be made by the Company at the rate of GBP 200 per hour.

     Upon the resignation of Mr. Waters as Chief Executive Officer of the Company on December 1, 1998, the Company entered into a settlement agreement and release with Mr. Waters, pursuant to which the Company agreed to make a payment of U.S. $1,300,000 to Mr. Waters. In addition the Company entered into a consultancy agreement with Mr. Waters under the terms of which Mr. Waters will receive $200,000 for services provided over a period of one year from the date of his resignation.

DIRECTORS' SHAREHOLDINGS

     The beneficial interests of the current directors in the share capital of MERANT are as follows:

                                                           APRIL 30   JANUARY 31
                                                             1999        1998
                                                           --------   ----------
J Michael Gullard, Chairman..............................   77,500       5,000
Harold Hughes............................................  110,000     100,000
Martin Waters............................................   10,000          --
Michel Berty.............................................   10,000          --*
Kevin Burns..............................................   60,000          --*
Gary Greenfield , Chief Executive Officer................   25,155          --*
                                                           -------     -------

- ---------------
* At date of appointment in the cases of Mr. Berty, Mr. Burns and Mr. Greenfield

     The shareholdings quoted above have been restated to give effect to the sub-division of the Company's ordinary shares, which took effect on March 13, 1998 (see note 25 to the financial statements on page 102). Certain of these holdings are held in the form of ADSs. There have been no changes in these holdings since the year end.

DIRECTORS' SHARE OPTIONS

     The following table sets out the numbers of options to acquire ordinary shares or ADSs held by each director, including the changes in holdings during the period. The numbers and prices of the options quoted below have been restated to give effect to the sub-division of the Company's ordinary shares.

                                                                          NUMBER OF OPTIONS
                                            OPTION    ----------------------------------------------------------
                            DATE OF         PRICE     JANUARY 31                                       APRIL 30        LATEST
                         OPTION GRANT      (IN GBP)    1998 (1)    GRANTED    EXERCISED     LAPSED     1999 (2)    EXERCISE DATE
                       -----------------   --------   ----------   --------   ---------   ----------   ---------   --------------
J Michael Gullard....        June 2 1994     2.13        50,000                                           50,000      June 2 2004
                            June 21 1996     1.67       250,000                                          250,000     June 21 2006
Harold Hughes........     August 19 1992     3.00        50,000                                           50,000   August 19 2002
                            June 16 1994     2.40        10,000                                           10,000     June 16 2004
Martin Waters........  September 16 1997     4.20     1,187,500                           (1,187,500)          0              n/a
                       September 16 1997     4.20     1,812,500                           (1,812,500)          0              n/a
                                                                                                                    September 24,
Michel Berty.........                        3.49(4)     50,415                                           50,415             2007
                                                                                                                     February 15,
Kevin J. Burns.......                        5.02(4)    546,565                                          546,565             2006
Gary Greenfield......                        6.42(4)  2,819,550                                        2,819,550      May 1, 2008
                          January 4 1999     1.05     3,250,000                                        3,250,000   January 4 2009

- ---------------
(1) Or date of appointment, if later

(2) Or date of resignation, if earlier

(3) Gains on exercise of share options are calculated as at the date of exercise although the shares may have been retained.

(4) The options held by M Berty, Mr Burns and Mr Greenfield at the date of their appointment represent options issued to them by INTERSOLV, Inc which were converted into options to acquire ADSs in the Company, as explained in note 24 to the financial statements. They are denominated in U.S. dollars, and for the above disclosures have been converted to pounds sterling using the exchange rate as at April 30, 1999 of GBP 1.00 = $1.61.

     Prior to his resignation, Paul Adams exercised 8,000 options on August 7, 1998, which he had been granted in 1990 at GBP 1.084 per share. On the date of exercise, the market price was GBP 4.62 per share, which represented a gain of GBP 28,288. No other directors exercised any options during the period.

     The market price of the shares at April 30, 1999 was GBP 1.47 and the range during the fifteen month period was GBP 0.97 to GBP 7.18.

On behalf of the Committee

/s/ KEVIN BURNS

Kevin J. Burns
Chairman of the Executive Remuneration Committee
August 4, 1999

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                   US FORMAT

     The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of MERANT, expressed in U.S. dollars, set forth on pages 31 to 55 of this report.

                                                                THREE MONTHS
                                                   YEAR ENDED      ENDED                YEARS ENDED JANUARY 31,
(IN THOUSANDS OF U.S. DOLLARS -- EXCEPT PER SHARE  APRIL 30,     APRIL 30,     -----------------------------------------
AND ADS DATA, PERCENTAGES AND EMPLOYEES)              1999          1998         1998       1997       1996       1995
- -------------------------------------------------  ----------   ------------   --------   --------   --------   --------
RESULTS OF OPERATIONS:
Net revenue.................................        $374,202      $106,987     $362,919   $283,640   $280,097   $285,529
Income before non-recurring items...........          16,604        18,485       43,606      2,280      6,734     41,133
Non-recurring items (see note 2, below).....         (49,662)      (17,292)     (17,468)   (37,603)   (23,069)   (18,265)
Income (loss) before income taxes...........         (26,724)        2,344       30,073    (32,377)   (11,628)    19,840
Net income (loss)...........................         (28,532)        1,489       20,148    (35,856)   (14,867)     7,467
Net income (loss) per share (note 3, below):
    Basic...................................           (0.20)         0.01         0.15      (0.27)     (0.11)      0.06
    Diluted.................................           (0.20)         0.01         0.14      (0.27)     (0.11)      0.06
    Basic -- per ADS........................           (1.00)         0.05         0.73      (1.35)     (0.57)      0.29
    Diluted -- per ADS......................           (1.00)         0.05         0.70      (1.35)     (0.57)      0.29
Weighted average number of shares outstanding, in
  thousands
    Basic...................................         143,130       137,823      137,351    133,002    130,602    130,893
    Diluted.................................         143,130       145,618      144,326    133,002    130,602    130,893
    Basic -- ADS equivalent.................          28,626        27,565       27,470     26,600     26,120     26,179
    Diluted -- ADS equivalent...............          28,626        29,124       28,865     26,600     26,120     26,179
FINANCIAL POSITION AT END OF PERIOD:
Cash and short-term investments.............         121,384       126,907      118,572     95,876     92,077    121,171
Total assets................................         323,082       333,715      333,074    257,887    272,523    302,521
Long term obligations.......................              --           648          612      1,314      3,018      1,367
Shareholders' equity........................         152,211       179,442      172,073    123,493    157,109    175,868
FINANCIAL CONDITION:
Working capital.............................        $ 89,619      $101,727     $ 94,230   $ 62,421   $ 69,005   $102,961
Current ratio...............................            1.57          1.64         1.64       1.52       1.71       2.09
Return on net revenue: excluding non-recurring
  items.....................................           -7.6%          12.2%         9.5%       n/m       -0.2%       6.9%
Return on average equity: excluding non-
  recurring items (annualized)..............             n/m          29.1%        23.3%       n/m        0.4%      11.0%
EMPLOYEE INFORMATION:
Average number of employees.................           2,014         1,970        1,852      1,711      1,667      1,559
Number of employees at end of period........           2,018         1,963        1,900      1,698      1,708      1,618
Net revenue per employee (annualized).......        $    186      $    217     $    196   $    166   $    168   $    183

- ---------------
n/m not a meaningful number.
NOTES:

1. Data for all periods presented has been restated to include business combinations which have been accounted for using the pooling-of-interests method (see note 2 to the consolidated financial statements on page 40).

2. Details of the non-recurring items are set out in note 5 to the consolidated financial statements on page 44.

3. For years through January 31, 1998, annual amounts reflect the financial data of INTERSOLV, Inc on an April 30 year. Financial data for the three months ended April 30, 1998 are included in both the "Three months ended April 30, 1998" and the year ended January 31, 1998.

4. Shares and per-share data for all periods presented have been restated to comply with SFAS 128 "Earnings per share" and to reflect the 5-for-1 stock split of the Company's ordinary shares, which was effective as of the close of business on March 13, 1998 (see note 14 to the consolidated financial statements on page 54). Each American Depositary Share represents five ordinary shares.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                OF OPERATIONS AND FINANCIAL CONDITION US FORMAT

     The following discussion should be read in conjunction with the financial statements of MERANT plc and its subsidiaries ("MERANT" or "the Company") in U.S. dollars, on pages 31 to 55.

     This discussion contains certain "forward-looking statements" (as such term is defined in Section 27A of the U.S. Securities Act of 1933, as amended). Such statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those indicated by the forward looking statements as a result of the factors set forth below under the section "Risk factors that may influence future operating results."

     Effective February 16, 1999, the Company changed its corporate name from "Micro Focus Group Plc" to "MERANT plc".

     Effective November 30, 1998, the Company elected to change its fiscal year end and accounting reference date to April 30 from January 31. The Company is therefore reporting results for the fiscal year ended April 30, 1999 ("fiscal 1999"). References to fiscal 1998 and fiscal 1997 are to the years ended January 31, 1998 and January 31, 1997, respectively. This report also discloses results for the three-month fiscal period ended April 30, 1998 (referred to as "the 1998 transition period"), which were the basis of a Transition Report filed with the SEC on Form 20-F.

RESULTS OF OPERATIONS

     On September 24, 1998, the Company merged with INTERSOLV, Inc in a transaction accounted for using the pooling-of-interests method. Accordingly the Company's financial statements for all periods prior to the merger have been restated to reflect the merger. The consolidated financial statements at January 31, 1998, and for the years ended January 31, 1998 and 1997, have been restated to include the financial results of INTERSOLV, Inc at April 30, 1998, and for the years ended April 30, 1998 and 1997, respectively. Also during fiscal 1999, the Company acquired two of its foreign distributors in transactions accounted for as purchases. For further information on these transactions, see the sections entitled "Business combinations" on pages 22 to 23.

     MERANT reported a net loss for fiscal 1999 of $28.5 million or $1.00 per American Depositary Share ("ADS") as compared to net income of $1.5 million or $0.05 per ADS diluted in the 1998 transition period, net income of $20.1 million or $0.70 per ADS diluted in fiscal 1998 and a net loss of $35.9 million or $1.35 per ADS in fiscal 1997. These results include non-recurring charges of $49.7 million, $17.3 million, $17.5 million and $37.6 million in 1999, the 1998 transition period, 1998 and 1997, respectively.

     The table below sets forth results of operations as a percentage of net revenue for fiscal 1999, the 1998 transition period and fiscal 1998 and 1997 and also shows the percentage change between the three fiscal years.

                                             PERCENTAGE OF NET REVENUE                      YEAR TO YEAR
                                ---------------------------------------------------       PERCENTAGE CHANGE
                                             THREE MONTHS   YEAR ENDED   YEAR ENDED   -------------------------
                                YEAR ENDED      ENDED        JANUARY      JANUARY     FISCAL 1998   FISCAL 1997
                                APRIL 30,     APRIL 30,        31,          31,           TO            TO
                                   1999          1998          1998         1997      FISCAL 1999   FISCAL 1998
                                ----------   ------------   ----------   ----------   -----------   -----------
NET REVENUE
  Product revenue.............      52%           57%           55%          57%           -3%           22%
  Maintenance revenue.........      26%           23%           24%          27%           12%           17%
  Service revenue.............      22%           20%           21%          16%            8%           67%
                                   ----          ----          ----         ----         -----         -----
     TOTAL NET REVENUE........     100%          100%          100%         100%            3%           28%
                                   ----          ----          ----         ----         -----         -----

                                             PERCENTAGE OF NET REVENUE                      YEAR TO YEAR
                                ---------------------------------------------------       PERCENTAGE CHANGE
                                             THREE MONTHS   YEAR ENDED   YEAR ENDED   -------------------------
                                YEAR ENDED      ENDED        JANUARY      JANUARY     FISCAL 1998   FISCAL 1997
                                APRIL 30,     APRIL 30,        31,          31,           TO            TO
                                   1999          1998          1998         1997      FISCAL 1999   FISCAL 1998
                                ----------   ------------   ----------   ----------   -----------   -----------
COST OF REVENUE
  Cost of product revenue.....       4%            3%            4%           4%            9%            8%
  Cost of maintenance
     revenue..................       7%            5%            6%           8%           20%          -11%
  Cost of service revenue.....      18%           17%           17%          11%            9%           97%
                                   ----          ----          ----         ----         -----         -----
     TOTAL COST OF REVENUE....      29%           25%           27%          24%           11%           43%
                                   ----          ----          ----         ----         -----         -----
Gross profit..................      71%           75%           73%          76%            0%           23%
                                   ----          ----          ----         ----         -----         -----
OPERATING EXPENSES
  Research and development....      16%           14%           17%          23%           -2%           -5%
  Sales and marketing.........      42%           37%           37%          45%           16%            6%
  General and
     administrative...........       9%            7%            7%           8%           27%           18%
  Non-recurring charges.......      13%           16%            5%          13%          184%          -54%
                                   ----          ----          ----         ----         -----         -----
     TOTAL OPERATING
       EXPENSES...............      80%           74%           66%          89%           25%           -4%
                                   ----          ----          ----         ----         -----         -----
(LOSS) INCOME FROM
  OPERATIONS..................      -9%            1%            7%         -12%         -226%         -174%
Interest income, net..........       2%            1%            1%           1%           61%           34%
                                   ----          ----          ----         ----         -----         -----
(LOSS) INCOME BEFORE INCOME
  TAXES.......................      -7%            2%            8%         -11%         -189%         -193%
Income taxes..................      -1%           -1%           -3%          -1%          -82%          185%
                                   ----          ----          ----         ----         -----         -----
NET (LOSS) INCOME.............      -8%            1%            6%         -13%         -242%         -156%
                                   ----          ----          ----         ----         -----         -----

  Net revenue

     The Company's products are generally licensed to end users pursuant to license agreements.

     The Company also offers its customers a broad range of services, including maintenance, support, training and consulting. Maintenance services consist primarily of enhancements and upgrades to products as well as telephone support concerning the use of the Company's products. Training and consulting services are focused on assisting customers in using the Company's products along with assisting customers in application development needs.

     The Company's product and service offerings are focused in four primary solution areas: Application Development Management ("ADM", or MERANT PVCS series), Enterprise Data Connectivity ("EDC", or MERANT DataDirect series), Application Creation and Transformation ("ACT", or MERANT Micro Focus series) and Enterprise Consulting Solutions ("ECS", or MERANT Consulting). These four solution areas are collectively referred to as the Company's key products or solution areas.

     Revenue by Solution Area

     Total net revenue for fiscal 1999 was $374.2 million, which is a 3% increase over fiscal 1998.

     ACT and ADM revenues grew due to increased license and service fee revenues, reflecting continuing increased demand for these products. ECS revenue growth was constant reflecting increased competition for products and services to support Year 2000 renewal projects. These increases were partially offset by a decrease in revenues for EDC, which declined 5% primarily due to decreased revenue in the Asia-Pacific area caused by a downturn in the general business climate partially offset by revenue increases in other geographic areas.

     Total revenue for fiscal 1998 was $362.9 million, which was a 28% increase over fiscal 1997. Growth was driven by increased revenue for ACT and ADM, which grew 26% and 32%, respectively. Revenues for these solution areas grew due to increased license and service fee revenue, reflecting increased demand for these products. The increase in ACT in fiscal 1998 reflected initial worldwide sales of the Company's Softfactory 2000 and NetExpress products, increased UNIX product sales and revenue from consulting. ECS also grew rapidly, due to increased demand for transformation services focused on Year 2000 remediation.

     Product revenue

     Product revenue decreased by $5.6 million or 3% to $193.1 million in fiscal 1999 relative to fiscal 1998, having previously increased by $36.4 million or 22% to $198.8 million in fiscal 1998 relative to 1997. The decrease in revenue in 1999 was primarily due to the weakness in North American revenue caused by a decrease in the demand for the Company's Year 2000 products, along with integration issues related to the INTERSOLV acquisition. The Company's North American Year 2000 business continued to be affected by declining market prices and declining demand for inventory and remediation product and services offerings. The decrease in ACT product revenue was somewhat offset by the increase in ADM product revenue.

     The increase in revenue in 1998 reflected higher sales of ACT's Year 2000 and ADM products. EDC product revenue was down slightly, due to lower revenues in the Asia-Pacific area, and the Company exited from certain non-strategic areas.

     Maintenance revenue

     Maintenance revenue increased by $10.8 million or 12% to $98.9 million in fiscal 1999 relative to fiscal 1998, and by $12.5 million or 17% to $88.0 million in fiscal 1998 relative to 1997. The increases in fiscal 1999 and 1998 resulted from a combination of growth in the installed customer base and renewal of existing maintenance contracts for all key products.

     Service revenue

     Service revenue increased by $6.1 million or 8% to $82.2 million in fiscal 1999 relative to fiscal 1998, and by $30.4 million or 67% to $76.1 million in fiscal 1998 relative to 1997. Higher demand for consulting and training services in all solution areas in 1999 more than offset the decrease experienced in Year 2000 transformation projects. The increase in 1998 resulted mainly from increased demand for Year 2000 renewal services and the acquisition of the consulting organization of Millennium UK Limited.

     North American revenue

     In fiscal 1999, North America revenue declined 5% to $223.0 million. In fiscal 1998 North American revenue increased 30% to $235.5 million. In fiscal 1999, the Company experienced a decline for ACT products. In fiscal 1998 the Company had experienced growth in all key solution areas.

     International revenue

     In fiscal 1999, international revenue was $151.2 million or 20% greater than fiscal 1998. The increase reflects growth within European markets including the acquisition of certain distributors.

  Cost of revenue

     Cost of product revenue is comprised principally of the cost of product materials (including the purchase of disks and CDs, transfer of data to electronic media and printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licensing of certain add-on software products. Such costs increased by $1.1 million or 9% to $14.4 million in fiscal 1999 relative to fiscal 1998, and by $1.0 million or 8% to $13.3 million in fiscal 1998 relative to 1997 and represented 7%, 7% and 8% of product revenue in fiscal years 1999, 1998 and 1997, respectively.

     Cost of maintenance revenue is comprised principally of compensation for technical support personnel. Such costs increased by 20% to $24.4 million in fiscal 1999 relative to fiscal 1998, having previously decreased by 11% to $20.5 million in fiscal 1998. Cost of maintenance revenue represented 25%, 23% and 30% of maintenance revenue in fiscal years 1999, 1998 and 1997, respectively. The cost increases in 1999 reflect the growth in maintenance revenue as well as the addition of personnel to the telephone support functions, to support the growing customer base. The cost decreases in fiscal 1998 were the result of lower costs resulting from the restructuring of operations in 1997.

     Cost of service revenue is comprised principally of compensation and expenses of training and consulting personnel. Such costs increased by $5.7 million or 9% to $68.1 million in fiscal 1999 relative to fiscal 1998, and by $30.7 million or 97% to $62.4 million in fiscal 1998 relative to 1997, and represented 83%, 82% and 69% of service revenue in fiscal years 1999, 1998 and 1997, respectively. The increases in amount and as a percentage of revenue during this three year period were primarily the result of increased investment in personnel needed to support the growing demand for consulting and training services in all solution areas. The acquisition of Millennium U.K. Limited, a consulting organization, also contributed to the increase.

  Research and development

     Research and development costs consist principally of compensation for software developers and related costs incurred, after adjusting for the proportion of such costs capitalized (in accordance with Statement of Financial Accounting Standard No. 86) and the amortization of previously capitalized software costs. Research and development spending supports the development and enhancement of new and existing products and is consistent with the Company's strategy of investing heavily to improve and expand its product lines.

     Expenditure on internal software research and development decreased by $2.6 million or 5% to $53.6 million in fiscal 1999 relative to fiscal 1998, and by $4.5 million or 7% to $56.2 million in fiscal 1998 relative to fiscal 1997 and represented 14%, 15% and 21% of net revenue in fiscal years 1999, 1998 and 1997, respectively. The decreases in research and development expenditure in fiscal 1998 reflect a lower relative cost structure following the restructuring of operations in 1997.

     In fiscal 1999, 1998 and 1997, $8.5 million, $10.3 million, and $17.7 million, representing 16%, 18% and 29%, respectively, of these costs, were capitalized as software product assets, and will be amortized over their estimated economic lives of three or four years. Amortization in fiscal 1999, 1998 and 1997, excluding non-recurring items, amounted to $14.8 million, $14.9 million, and $21.4 million, resulting in a net charge to research and development costs in those years of $6.2 million, $4.6 million, and $3.7 million, respectively.

     The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company will continue to control expenses where possible, the Company anticipates that aggregate research and development expenses will increase over time, and may not be directly related to the level of net revenue realized in future quarters.

  Sales and marketing

     Sales and marketing costs include compensation, travel and facility costs for sales, pre-sales and marketing personnel, and publicity costs such as advertising and trade shows. Such costs increased by $21.0 million or 16% to $155.7 million in fiscal 1999 relative to fiscal 1998, and by $8.0 million or 6% to $134.7 million in fiscal 1998 relative to 1997, and represented 42%, 37% and 45% of net revenue in fiscal years 1999, 1998 and 1997, respectively. The increase in sales and marketing costs in fiscal 1999 and 1998 reflected sales force expansion, higher commissions and higher advertising and marketing costs, including those associated with the new corporate name and product launches. The increase in costs as percentage of revenue in fiscal 1999 was the result of lower than expected revenue in the North American market relative to our investment in the sales and marketing organizations. The decrease in costs as a percentage of revenue in fiscal 1998 was the result of the Company's ability to effectively focus its sales and marketing efforts on its primary solution areas combined with savings realized in certain non-strategic areas.

     The Company believes that continued investments in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. The Company is expanding its sales and support staffs and, accordingly, anticipates that sales and marketing expenses will be higher in future periods, but decrease from fiscal 1999 levels as a percentage of net revenue.

  General and administrative

     General and administrative costs include the Company's group management, finance, legal and human resources operations. Such costs increased by $7.4 million or 27% to $35.2 million in fiscal 1999 relative to fiscal 1998, and by $4.3 million or 18% to $27.7 million in fiscal 1998 relative to 1997, and represented 9%, 7% and 8% of revenue in fiscal years 1999, 1998 and 1997, respectively. The increase in 1999 was due to higher costs resulting from the merger of INTERSOLV along with continued investment in infrastructure and systems and higher goodwill amortization from acquisitions accounted for under purchase accounting. Fiscal 1998 costs increased to support our rapidly expanding business along with additional goodwill charges resulting from recent acquisitions.

     The Company anticipates that general and administrative expenses will increase in future quarters, but decrease as a percentage of net revenue.

  Non-recurring charges

     The Company has recorded non-recurring charges of $49.7 million, $17.5 million and $37.6 million in fiscal 1999, 1998 and 1997, respectively.

     In the second quarter of fiscal 1999, the Company recorded a charge of $49.7 million in respect of the merger with INTERSOLV, and the subsequent restructuring of the combined businesses. Aggregate direct transaction costs of $24.5 million represented charges for investment bankers, employee contractual obligations, stamp duties and listing fees associated with the issuance and listing of new shares on the London Stock Exchange and other professional fees. In addition, a charge of $25.2 million was recorded to reflect costs associated with integration efforts. This charge was primarily comprised of the write-off of redundant or impaired assets and severance costs.

     In fiscal 1998, the Company recognized non-recurring costs of $17.5 million, net. This charge included a $15.7 million write off of purchased research and development costs arising from the SQL acquisition, with the balance principally related to costs of $2.0 million which arose when INTERSOLV exited selected non-strategic product areas.

     In fiscal 1997, the Company incurred non-recurring costs of $37.6 million. As a result of a comprehensive business strategy review of its primary market opportunities, INTERSOLV recorded a charge of $28.9 million to write down capitalized and purchased software and certain related intangible assets to their net realizable values. In addition, the Company incurred costs totalling $8.7 million in connection with a reduction in the Company's workforce of approximately 95 people, facility closures and consolidations, and asset write-downs.

  Interest income

     Interest earned on cash short-term investments, net of interest expense, increased by $2.4 million or 61% to $6.3 million in fiscal 1999 relative to fiscal 1998, and by $1.0 million or 34% to $3.9 million in fiscal 1998 relative to 1997. The increases in fiscal 1999 and 1998 represented the impact of higher cash balances.

     The Company has a hedging program to minimize foreign exchange gains or losses, where possible, from recorded foreign-currency denominated assets and liabilities. This program involves the use of borrowings and forward foreign exchange contracts in certain European currencies, including the euro. The Company does not hedge anticipated foreign currency revenues and expenses not yet incurred.

  Income taxes

     The Company's reported tax rates in fiscal 1999, 1998 and 1997 were -7%, 33% and -11%, respectively, which compare to U.K. statutory rates applicable to the Company of 31%, 31% and 33%, respectively.

     The tax rate in both 1999 and 1997 was significantly affected by non-recurring charges, certain of which were not deductible for tax purposes. The differences between the reported tax rates and the U.K. statutory rates principally reflect the impact of permanent differences between accounting profits and taxable profits, primarily the difference in the treatment of amortisation of goodwill. The Company's tax rate is also affected by the distribution of taxable profits and losses among the tax jurisdictions in which the Company operates.

     An analysis of the charge for income taxes, including an analysis of differences between the effective rate and the U.K. statutory rates, is given in note 11 to the consolidated financial statements on page 47.

     The income tax returns of certain of the Company's U.S. subsidiaries for fiscal years ended January 31, 1993 through 1997 are under examination by the Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those fiscal years. Any adjustments that may result from this examination are not expected to have a material adverse impact on the Company's consolidated operating results or its financial position.

  Business combinations

     During fiscal 1999, MERANT completed three acquisitions.

     On May 15, 1998, the company acquired all of the outstanding stock of its Italian distributor, Micro Focus Italia, s.r.l., for total consideration of approximately $4.6 million. On August 13, 1998, the Company acquired all of the outstanding stock of its Australian distributor, Advanced Software Engineering Pty Ltd., for total consideration of approximately $2.5 million. These transactions have been accounted for using the purchase method. Accordingly, the excess of the purchase price over the respective estimated fair value of the net tangible assets of each company, which amounted to $7.3 million in the aggregate, was allocated to goodwill, and is being amortized over its economic life which is estimated to be four years.

     On September 24, 1998, the Company completed the merger with INTERSOLV in a transaction accounted for using the pooling-of-interests method. Under the terms of the agreement, each common share of INTERSOLV was exchanged for 0.55 MERANT American Depositary Shares ("ADSs"). In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV common stock was assumed by the Company and became an option or right to purchase or acquire MERANT ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. The merger was structured as a tax-free reorganization under U.S. tax law. The Company issued approximately 12.6 million new MERANT ADSs (representing approximately 63.1 million new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the transaction represented approximately 46% of MERANT's share capital on a fully-diluted basis. Prior to the merger, INTERSOLV was a Rockville, Maryland-based public corporation listed on the Nasdaq National Market. INTERSOLV was a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services were focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal.

     During the three-month fiscal period ended April 30, 1998, INTERSOLV acquired all of the outstanding stock of SQL Software Ltd in exchange for 1,251,450 common shares in INTERSOLV (equivalent to 3,441,488 ordinary shares in the Company). The transaction was accounted for using the purchase method. The cost of the acquisition was $19.2 million, of which $15.7 million was allocated to purchased research and development and written off on completion of the acquisition since no technological feasibility or alternative future use could be demonstrated. Additionally, $2.4 million was allocated to goodwill and other intangibles, and is being amortized over its economic life which is estimated to be five years.

     In fiscal 1998, the Company made two acquisitions.

     On January 20, 1998, the Company acquired all of the outstanding stock of XDB Systems, Inc. ("XDB") in exchange for 1,891,975 ordinary shares in the Company. XDB, a privately-held corporation based in Columbia, Maryland, was a provider of DB2 database development, maintenance and connectivity solutions. The combination was accounted for using the pooling-of-interests method.

     Also in fiscal 1998, the Company acquired all of the outstanding stock of Millennium UK Limited ("Millennium"), a privately-held consulting firm, in exchange for 745,710 ordinary shares in the Company and a cash payment of $3.2 million. Millennium provided consulting and project management services and had specialized expertise in the estimating, planning and management of Year 2000 compliance projects. The transaction was accounted for using the purchase method. Accordingly, the excess of the purchase price over the estimated fair value of the net tangible assets, which amounted to $6.7 million, was allocated to goodwill, and is being amortised over its economic life, which is primarily estimated to be three years.

     Further informations on these transactions is given in note 2 to the consolidated financial statements on page 40.

  Year 2000 consideration.

     The Year 2000 problem is the result of the widespread practice since the early days of computing of using only two digits to refer to a year (such as "98" for "1998") instead of four digits in computer systems. When the Year 2000 arrives or the computer system refers to dates after December 31, 1999, such systems will interpret the two digits "00" as "1900" as opposed to "2000". Failure to address this problem could cause results ranging from system failures to erroneous calculations in date-dependent operations for dates falling after December 31, 1999. The Company has instituted various projects to become Year 2000 ready. "Year 2000 ready" as used herein means that the performance or functionality of the Company's internal systems will not be significantly affected by the dates prior to, during and after the Year 2000.

  State of Readiness

     The Company has developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting its internal systems, its interaction with third party vendors and suppliers, and its products and services.

     The Company has established a Year 2000 Project Team to implement a comprehensive four-phase Year 2000 readiness plan addressing the Year 2000 readiness of the Company's internal systems. The Year 2000 readiness plan is comprised of four phases (inventory, analysis, remediation and validation phases). The inventory, analysis and remediation stages of the Year 2000 readiness plan have been substantially completed in all material respects with respect to the Company's material internal systems, and the Company expects to substantially complete the validation phase of the plan in all material respects by August 31, 1999. The Year 2000 readiness plan covers IT systems (desktop, laptop, servers, routers, hubs, switches, and remote access systems, operating systems, software and critical business systems), non-IT embedded systems (telephone, voice messaging, teleconferencing, data services and equipment, fax, copiers and similar equipment), facilities (elevators, security systems, card access systems and similar systems), and the Company's vendors and suppliers. As part of the inventory phase, the Company sought confirmation from its material suppliers on the current Year 2000 readiness of their systems and/or their intended time schedule for achieving Year 2000 readiness. During the remainder of calendar 1999, the Company will also be completing, reviewing and updating its contingency and disaster recovery plans and preparing a detailed action plan for the crossover of the Company into the next millennium.

     With respect to its software products, each of the Company's product business units have completed a Year 2000 assessment of its currently offered products. In preparing for the Year 2000 date change, the Company has adopted the Year 2000 compliance standard published by the British Standards Institute
(BSI) -- BSI DISC PD2000-1 "A Definition of Year 2000 Conformity Requirements." As a result of this assessment, the Company believes that the vast majority of its currently offered products are Year 2000 compliant, and expects virtually all of its remaining currently offed products to become compliant during calendar 1999 through new releases. In any event, the Company expects that all the then current versions of its offered products will be Year 2000 compliant before the end of calendar 1999. Because Year 2000 compliance is generally integrated into its normal product development activities, the Company has not incurred and does not expect to incur any significant incremental expenses in addressing this issue in its product lines. The Company believes that a small number of customers who receive product support from the Company are operating product versions that may not be Year 2000 compliant or products that the Company has replaced or intends to replace with comparable Year 2000 compliant products. The Company believes that the vast majority of such customers are migrating and will continue to migrate to compliant versions and products through new releases, which the Company is strongly encouraging. In addition, certain former customers may be operating non-compliant versions of products in respect of which the Company's agreed-upon product support and warranty periods have expired. The Company has not undertaken, and does not plan to undertake in the future, an assessment of whether these former customers are taking appropriate steps to address any related Year 2000 issues.

     The Company does not expect customers who license or migrate to Year 2000 compliant versions of its products to experience any material Year 2000 failures caused by such products. In addition, the Company believes that its licenses and other agreements contain customary and appropriate limitations on the Company's obligations with respect to any Year 2000 failures that may be caused by its current or former products. However, there can be no assurance that the Company's expectations and beliefs as to these matters will prove to be accurate. Moreover, the Company's products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of the Company's customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. While the Company has not been subject to any Year 2000 product claims or lawsuits to date, there can be no assurance that customers or former customers will not bring claims or lawsuits against the Company seeking compensation for losses associated with Year 2000-related failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on the Company's business, financial condition and results of operations.

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

  Demand for Year 2000 Remediation Products and Services

     The Company anticipates that demand in the Year 2000 product and service market will decline, perhaps rapidly, in anticipation of or following the Year 2000, and the demand for the Company's Year 2000 compliance products and services may also decline significantly as a result of new technologies, competition or other factors. In the quarter ended October 31, 1998, the Company's Year 2000 business was affected by customers moving to the later stages of their remediation processes, for which the Company did not have the appropriate products generally available until November, 1998. If these factors were to continue, the Company's license revenue and professional service fees could be materially and adversely affected.

  Costs and Risks Associated with Year 2000 Issues; Contingency Plans

     The Company currently does not anticipate that it will incur material operating expenses or be required to invest heavily in internal systems improvements as a result of Year 2000 readiness issues. In addition, the Company has not incurred and does not currently expect to incur any significant incremental expenses in addressing this issue in its product and services. Total expenditures, excluding personnel costs of existing staff, related to the Year 2000 readiness of the Company's internal systems is not expected to be material. However, there can be no assurance that the Company will not experience significant additional expenses for unforeseen Year 2000 issues, including those out of the reasonable control of the Company.

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

     The Company is developing a contingency plan and a disaster recovery plan, as well as an action plan for the crossover of the Company into the next millennium. Such plans seek to minimize the impact of the Year 2000 problem on the Company's business, financial condition and results of operations. During the remainder of calendar 1999, the Company will be reviewing and updating such plans.

  Euro considerations

     Effective January 1, 1999, eleven of the fifteen member countries of the European Union adopted the euro as their legal currency. Beginning on such date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. As of May 1, 1999, the Company's internal systems have the ability to price and invoice customers in the euro. The Company is also engaging in foreign exchange and hedging activities in the euro. The Company will continue to modify the internal systems that will be affected by this conversion during fiscal 2000, and does not expect the costs of further system modifications to be material. There can be no assurance, however, that the Company will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company will continue to evaluate the impact of the introduction of the euro on its foreign exchange and hedging activities, functional currency designations, and pricing strategies in the new economic environment. In addition, the Company faces risks to the extent that banks and vendors upon whom the Company relies and their suppliers are unable to make appropriate modifications to support the Company's operations with respect to euro transactions. While the Company will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon the Company's business, financial condition or results of operations.

  Risk Factors that may influence future operating results

     The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results of operations.

     The factors set forth below as well as statements made elsewhere in the Company's Annual Report contain certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 2000 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements.

     Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in the Company's Annual Report and these financial statements. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of the Company's Annual Report. For more information regarding forward-looking statements, see Further Information for Shareholders -- Special Note on Forward-Looking Statements on page 106 of this Report.

     Year 2000 Spending Policies. Many of our customers and potential customers could potentially implement policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. If companies implement such a policy, we could experience lower revenues if potential customers who might otherwise purchase our products or services delay purchases until after January 1, 2000 in an effort to stabilize their internal computer systems in order to cope with the Year 2000 problem or because their information technology budgets have been diverted to address Year 2000 issues. If our potential customers delay purchasing our products and services in preparation for Year 2000 problem, our business could be seriously harmed.

     Integration of INTERSOLV; Synergies. In September 1998, the Company acquired all the share capital of INTERSOLV. The Company acquired INTERSOLV with the expectation that the acquisition will result in long-term strategic benefits. Realization of these anticipated benefits depends in part on whether the operations and administration of the companies are fully integrated in an efficient and effective manner. There can be no assurance that this will occur. The combined company's integration efforts have yet to be fully completed and are still ongoing. The successful integration of MERANT and INTERSOLV will require, among other things, integration of the product offerings of the companies, sales and marketing and research and development efforts, the cooperation and coordination of the business managers of the two companies, and the integration of globally dispersed operations. It is possible that this integration will not be accomplished smoothly or successfully, and that efforts to achieve integration may require more time, expense and management attention than anticipated. The diversion of management's attention from day-to-day operations and any difficulties encountered in the integration process could have a material adverse effect on the Company's business, financial condition and results of operations. If the integration of the Company's and INTERSOLV's operations is not successful, if the combined companies do not achieve the operational efficiencies and other business synergies that are anticipated or if those synergies are not achieved as quickly as may be expected by financial analysts or at the level expected by financial analysts, or if the effect of the merger on earnings per share is not in line with the expectation of financial analysts, the market price of the MERANT ordinary shares or the MERANT ADSs could be significantly and adversely affected.

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

     A relatively high percentage of the Company's operating expenses is fixed over the short term and if anticipated revenue for a fiscal quarter does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. The Company historically has operated with little product backlog, because its products are generally shipped as orders are received. As a result, revenue of the Company in any quarter will depend on the volume and timing of, and the ability to fill, orders received in that quarter. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter.

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

     Product Concentration. A large portion of the Company's total net revenue is derived from products and related services for mainframe application development in the COBOL language and COBOL compilers running on workstations and personal computers. The Company expects that a substantial portion of its total net revenue will be derived from such products and services in the future. As a result, the Company's future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

     Year 2000 Business and Compliance Issues. Information concerning the Company's state of Year 2000 readiness, the demand for its Year 2000 remediation products and services, the costs associated with its Year 2000 issues and its contingency plans, and the Company's state of euro readiness is incorporated herein by reference to the information included above in this Annual Report Detail under the captions entitled "Year 2000 considerations" and "Euro considerations" in the "Management's Discussion and Analysis of Results of Operations and Financial Condition" section.

     Rapid Technological Change; Dependence on New Products. The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend in part on its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends in part on its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing certain new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees, could materially adversely affect the Company's business, financial condition and results of operations.

     Competition. The markets in which the Company competes are characterized by rapid technological change and aggressive competition. The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than the Company's products. Some of the Company's current and prospective competitors in its product and service markets have greater financial, marketing or technical resources than the Company and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market.

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

     There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue

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

     Management of Growth. Both the Company and INTERSOLV have recently experienced a period of rapid growth in net revenue. This growth has placed a significant strain on the financial, management, operational and other resources of the combined companies, and if it continues is expected to continue to place a significant strain on the Company's financial, management, operational and other resources. There can be no assurance that the Company's management personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations.

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

     Recent and Future Acquisitions. The challenges of integrating the organizations and operations of the Company and INTERSOLV have been compounded by ongoing efforts associated with the integration of recent acquisitions by both companies, including the acquisitions by the Company of Millennium UK Limited in April 1997, XDB Systems, Inc. in January 1998, Micro Focus Italia S.r.L. in May 1998 and Advanced Software Engineering Pty. Ltd. in August 1998 and the acquisition by INTERSOLV of SQL Software, Ltd. in March 1998. The Company also acquired Essential Software, Inc. (dba The Marathon Group) in August 1999. The Company is still in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realized. In addition, these acquisitions have required significant additional management resources and attention. The Company expects to continue growing its business through acquisitions. If the Company is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, financial condition and results of operations could be adversely affected in future periods.

     Enforceability of U.S. Judgments. The Company is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against the Company, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

  Exchange rate fluctuations

     MERANT prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date.

     The majority of the Company's net revenue arises in U.S. dollars (approximately 60% in 1999), whereas its costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on the Company's operating results, notably when expressed in G.B. pounds.

     In 1999, 1998 and 1997, fluctuations between the U.S. dollar and the G.B. pound have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

  LIQUIDITY AND CAPITAL RESOURCES

     In fiscal 1999, operating activities generated $18.3 million in cash. Investing activities used $16.4 million, primarily due to investment of $8.5 million in capitalized and purchased software and $6.4 million in fixed assets.

     Financing activities in the form of share option exercises and purchases under the employee stock purchase plan generated $1.9 million which offset the $3.1 million net repayment of various debt obligations. Overall cash increased $0.1 million.

     In fiscal 1998, operating activities generated $44.1 million in cash, after spending $3.5 million for various acquisition-related costs. Investing activities used $62.3 million, as the Company invested $10.3 million in capitalized and purchased software and $18.3 million in fixed assets. Financing activities in the form of share option exercises and purchases under the employee stock purchase plan generated $11.0 million which partially offset the $3.5 million net repayment of various debt obligations. Overall cash decreased $11.0 million.

     In fiscal 1997, operating activities generated $26.5 million in cash, after spending $3.2 million for various acquisition-related costs.

     Investing activities used $27.3 million, as the Company invested $17.7 million in capitalized and purchased software and $11.0 million, net, in fixed assets. Financing activities in the form of share option exercises and repurchases of Company's common stock, net, generated $1.3 million. In addition borrowings under the line of credit increased $6.4 million. Overall cash increased $5.6 million.

     At April 30, 1999 the Company had cash and short-term investments amounting to $121.4 million. (1998: $126.9 million).

     The Company has in place a line of credit under the terms of which unsecured financing of up to $8.0 million is available until January 2001. At April 30, 1999, borrowings totalling $2.7 million had been made against this line of credit compared to $1.7 million at the end of fiscal 1998 (1998: $1.7 million).

     MERANT believes it is important to maintain a conservative capital structure and a strong cash position. Cash is primarily invested in liquid money market investments. The Company's investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements.

     The Company believes that existing cash balances in combination with internally generated funds and its available bank line of credit will be more than sufficient to meet cash requirements in fiscal 2000.

  MARKET RISK

     The Company is exposed to financial market risks, including interest rates and foreign currency exchange rates. The Company does not use derivative financial instruments for speculative or trading purposes.

     The primary objective of the Company's investment policy is to preserve principal while maximising yield without significantly increasing risk. At April 30, 1999, the fair value of the Company's financial instruments with exposure to interest rate risk was $35,000,000. A hypothetical 50 basis point increase in interest rates would result in an approximate $174,000 decrease in the fair value of the Company's securities. This sensitivity analysis is performed on the Company's financial positions at April 30, 1999. Actual results may differ materially from this analysis.

     The Company is exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pounds sterling. The Company has established a hedging program utilising foreign currency forward contracts, which substantially have maturities of sixty days or less, to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates. The foreign exchange forward contracts used are non-leveraged, over the counter instruments that involve little complexity. No foreign currency exchange contracts were outstanding at April 30, 1999.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   US FORMAT

                                                                  THREE MONTHS
                                                     YEAR ENDED      ENDED       YEAR ENDED    YEAR ENDED
                                                     APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND ADS DATA     1999          1998          1998          1997
- ---------------------------------------------------  ----------   ------------   -----------   -----------
NET REVENUE
  Product revenue.................................    $193,144      $61,384       $198,793      $162,439
  Maintenance revenue.............................      98,858       24,533         88,015        75,524
  Service revenue.................................      82,200       21,070         76,111        45,677
                                                      --------      -------       --------      --------
     TOTAL NET REVENUE............................     374,202      106,987        362,919       283,640
                                                      --------      -------       --------      --------
COST OF REVENUE
  Cost of product revenue.........................      14,390        3,392         13,255        12,304
  Cost of maintenance revenue.....................      24,445        5,599         20,446        22,957
  Cost of service revenue.........................      68,074       17,409         62,376        31,706
                                                      --------      -------       --------      --------
     TOTAL COST OF REVENUE........................     106,909       26,400         96,077        66,967
                                                      --------      -------       --------      --------
GROSS PROFIT......................................     267,293       80,587        266,842       216,673
                                                      --------      -------       --------      --------
OPERATING EXPENSES
  Research and development (note 4)...............      59,851       14,551         60,828        64,311
  Sales and marketing.............................     155,680       40,137        134,671       126,642
  General and administrative......................      35,158        7,414         27,737        23,440
  Non-recurring charges (note 5)..................      49,662       17,292         17,468        37,603
                                                      --------      -------       --------      --------
     TOTAL OPERATING EXPENSES.....................     300,351       79,394        240,704       251,996
                                                      --------      -------       --------      --------
(LOSS) INCOME FROM OPERATIONS.....................     (33,058)       1,193         26,138       (35,323)
Interest income, net..............................       6,334        1,151          3,935         2,946
                                                      --------      -------       --------      --------
(LOSS) INCOME BEFORE INCOME TAXES.................     (26,724)       2,344         30,073       (32,377)
Income taxes (note 11)............................      (1,808)        (855)        (9,925)       (3,479)
                                                      --------      -------       --------      --------
NET (LOSS) INCOME.................................    $(28,532)     $ 1,489       $ 20,148      $(35,856)
                                                      --------      -------       --------      --------
Net (loss) income per share: basic (note 6).......    $  (0.20)     $  0.01       $   0.15      $  (0.27)
Net (loss) income per ADS: basic (note 6).........    $  (1.00)     $  0.05       $   0.73      $  (1.35)
Shares used in computing net (loss) income per
  share: basic (note 6)...........................     143,130      137,823        137,351       132,327
ADSs used in computing net (loss) income per ADS:
  basic (note 6)..................................      28,626       27,565         27,470        26,465
Net (loss) income per share: diluted (note 6).....    $  (0.20)     $  0.01       $   0.14      $  (0.27)
Net (loss) income per ADS: diluted (note 6).......    $  (1.00)     $  0.05       $   0.70      $  (1.35)
Shares used in computing net (loss) income per
  share: diluted (note 6).........................     143,130      145,618        144,326       132,327
ADSs used in computing net (loss) income per ADS:
  diluted (note 6)................................      28,626       29,124         28,865        26,465

- ---------------

NOTE: Share and per share data for all periods presented has been restated to comply with SFAS 128 -- Earnings Per Share (see note 1 to the consolidated financial statements on page 36) and to reflect the 5-for-1 stock split of the Company's Ordinary Shares, which was effective as of the close of business on March 13, 1998 (see note 14 to the consolidated financial statements on page 54.) Each American Depositary Share ("ADS") represents five Ordinary Shares.

 See accompanying notes to consolidated financial statements on pages 35 to 55.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                          CONSOLIDATED BALANCE SHEETS
                                   US FORMAT

                                                              APRIL 30,   APRIL 30,
                    AMOUNTS IN THOUSANDS                        1999        1998
                    --------------------                      ---------   ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 86,580    $ 86,459
  Short-term investments....................................    34,804      40,448
  Accounts receivable, net of allowances for doubtful
     accounts of $4,785 ($5,133 in 1998)....................   111,317     101,847
  Prepaid expenses and other assets.........................    13,485      11,871
                                                              --------    --------
     TOTAL CURRENT ASSETS...................................   246,186     240,625
                                                              --------    --------
FIXED ASSETS:
  Property, plant and equipment, net (note 7)...............    46,090      52,212
  Goodwill, net of amortization of $7,271 ($3,686 in
     1998)..................................................    10,239       6,520
  Software product assets, net of amortization of $129,060
     ($113,027 in 1998).....................................    17,007      25,234
  Other assets..............................................     3,560       9,124
                                                              --------    --------
     TOTAL ASSETS...........................................  $323,082    $333,715
                                                              --------    --------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Borrowings (note 8).......................................  $  2,716    $  5,137
  Accounts payable..........................................    12,150      15,170
  Accrued employee compensation and commissions.............    24,352      25,860
  Income taxes payable......................................    18,325      15,583
  Deferred revenue..........................................    69,155      55,477
  Other current liabilities.................................    29,869      21,670
                                                              --------    --------
     TOTAL CURRENT LIABILITIES..............................   156,567     138,897
                                                              --------    --------
Long term debt and other liabilities........................        --         648
Deferred income taxes (note 11).............................    14,304      14,727
                                                              --------    --------
     TOTAL LIABILITIES......................................  $170,871    $154,272
                                                              --------    --------
COMMITMENTS AND CONTINGENCIES (notes 9 and 10)
SHAREHOLDERS' EQUITY:
  Ordinary shares: 2 pence (G.B.) par value 212,000 shares
     authorized 143,673 shares issued and outstanding
     (142,012 in 1998)......................................  $  4,691    $  4,679
  Additional paid-in capital................................   154,868     153,171
  Treasury stock (3,810 shares; 1998: 3,926 shares).........    (7,552)     (7,769)
  Retained earnings.........................................     8,850      37,382
  Accumulated other comprehensive loss......................    (8,646)     (8,020)
                                                              --------    --------
     TOTAL SHAREHOLDERS' EQUITY.............................   152,211     179,443
                                                              --------    --------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............  $323,082    $333,715
                                                              --------    --------

- ---------------

NOTE: Share data for all periods presented has been restated to reflect the 5-for-1 stock split of the Company's Ordinary Shares, which was effective as of the close of business on March 13, 1998 (see note 14 to the consolidated financial statements on page 54.) Each American Depositary Share ("ADS") represents five Ordinary Shares.

 See accompanying notes to consolidated financial statements on pages 35 to 55.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                   US FORMAT

                                                                          THREE MONTHS      YEAR          YEAR
                                                             YEAR ENDED      ENDED          ENDED         ENDED
                                                             APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
IN THOUSANDS                                                    1999          1998          1998          1997
- ------------                                                 ----------   ------------   -----------   -----------
OPERATING ACTIVITIES
  NET (LOSS) INCOME........................................   $(28,532)     $  1,489      $ 20,148      $(35,856)
  Adjustments to reconcile net (loss) income to cash
    provided by operations
    Depreciation of fixed assets...........................     12,571         4,166        12,276        14,156
    Amortization of software product assets................     14,751         3,332        14,916        21,390
    Amortization of goodwill...............................      3,585           464         1,391            --
    Write-down of software and intangible assets...........      2,000            --            --        22,535
    Write-down of purchased research and development.......         --        15,739        15,739            --
    Gain on sale of discontinued product lines.............         --           423           423            --
    Restructuring/acquisition charges......................      4,774          (496)         (496)       (3,247)
    Loss on sale of fixed assets...........................         --         1,780           207           504
    Deferred income taxes..................................       (423)       (4,426)           --         2,004
  Changes in operating assets and liabilities:
    Accounts receivable....................................     (4,134)        2,840       (42,287)          878
    Prepaid expenses and other assets......................     (1,614)       (1,500)         (942)        3,987
    Accounts payable.......................................     (3,020)        5,162         2,992          (457)
    Accrued employee compensation..........................     (1,508)       (3,403)        6,581          (890)
    Income taxes payable...................................      2,742         3,059         6,219        (2,204)
    Deferred revenue.......................................     13,678          (349)        5,524           191
    Other current liabilities..............................      3,445         2,814         1,366         3,553
                                                              --------      --------      --------      --------
NET CASH PROVIDED BY OPERATING ACTIVITIES..................     18,315        31,094        44,057        26,544
                                                              --------      --------      --------      --------
INVESTING ACTIVITIES
  Purchases of property, plant and equipment, net of
    capital lease obligations incurred.....................     (6,449)       (4,815)      (18,269)      (11,932)
  Software product assets..................................     (8,524)       (2,480)      (10,285)      (17,739)
  Proceeds from sale of discontinued product lines.........         --         1,200         1,200            --
  Acquisition of subsidiaries, net of cash balances
    acquired...............................................     (7,304)        1,589        (1,848)           --
  Available-for-sale securities............................      5,649        (4,132)      (33,639)        1,654
  Disposals of property, plant and equipment...............         --            13           570           916
  Other....................................................         --            --            --          (209)
                                                              --------      --------      --------      --------
NET CASH USED BY INVESTING ACTIVITIES......................    (16,628)       (8,625)      (62,271)      (27,310)
                                                              --------      --------      --------      --------
FINANCING ACTIVITIES
  Issuance of ordinary shares, net of expenses.............      1,709         2,613         9,879         4,770
  Own shares...............................................        217            --         1,190        (3,445)
  Borrowings...............................................         --            --            --         6,422
  Repayment of borrowings..................................     (3,051)       (7,705)       (3,509)           --
  Repayment of capital leases..............................        (18)           (1)          (73)         (233)
                                                              --------      --------      --------      --------
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES...........     (1,143)       (5,093)        7,487         7,514
                                                              --------      --------      --------      --------
Effect of exchange rate changes on cash....................       (651)          247          (316)       (1,139)
                                                              --------      --------      --------      --------
Increase (decrease) in cash................................        121        17,623       (11,043)        5,609
Adjusted for INTERSOLV cash flow previously reported.......         --       (13,420)           --            --
Cash at beginning of period................................     86,459        82,256        93,299        87,690
                                                              --------      --------      --------      --------
CASH AT END OF PERIOD......................................   $ 86,580      $ 86,459      $ 82,256      $ 93,299
                                                              ========      ========      ========      ========
Supplemental disclosure of cash flow information:
  Income taxes paid during the period......................   $  4,317      $    207      $  1,464      $  1,291
                                                              ========      ========      ========      ========
  Interest paid during the period..........................   $    239      $    116      $    976      $    789
                                                              ========      ========      ========      ========

 See accompanying notes to consolidated financial statements on pages 35 to 55.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                   US FORMAT

                                                                                                      ACCUMULATED
                                       ORDINARY   ADDITIONAL                         COMPREHENSIVE       OTHER
                            NUMBER      SHARES     PAID-IN     TREASURY   RETAINED      INCOME       COMPREHENSIVE
IN THOUSANDS               OF SHARES    AMOUNT     CAPITAL      STOCK     EARNINGS      (LOSS)       INCOME (LOSS)    TOTAL
- ------------               ---------   --------   ----------   --------   --------   -------------   -------------   --------
BALANCE, JANUARY 31,
  1996...................   131,876     $4,553     $118,318    $ (8,959)  $ 47,758                      $(5,793)     $155,877
Share options
  exercised..............       885          4        2,843       1,922         --                           --         4,769
Repurchase of ordinary
  shares.................    (1,048)        --           --      (3,445)        --                           --        (3,445)
Conversion of loan
  notes..................     2,607          9        3,580                                                             3,589
Comprehensive (loss):
  Net (loss).............        --         --           --          --    (35,856)    $(35,856)             --       (35,856)
  Unrealised (loss) on
    marketable
    securities, net of
    taxes................        --         --           --          --         --          (92)            (92)          (92)
  Currency translation
    adjustment...........        --         --           --          --         --       (1,349)         (1,349)       (1,349)
                                                                                       --------
  Comprehensive (loss)...                                                               (37,297)
                            -------     ------     --------    --------   --------     --------         -------      --------
BALANCE, JANUARY 31,
  1997...................   134,320      4,566      124,741     (10,482)    11,902                       (7,234)      123,493
Share options
  exercised..............     3,204         37        8,272       2,713         --                           --        11,022
Issued for
  acquisitions...........     4,186         37       18,741          --         --                           --        18,778
Conversion of loan
  notes..................        36         --           48          --         --                           --            48
Comprehensive income:
  Net income.............        --         --           --          --     20,148       20,148              --        20,148
  Unrealised gain on
    marketable
    securities, net of
    taxes................        --         --           --          --         --          134             134           134
  Currency translation
    adjustment...........        --         --           --          --         --       (1,550)         (1,550)       (1,550)
                                                                                       --------
  Comprehensive income...                                                                18,732
                            -------     ------     --------    --------   --------     --------         -------      --------
BALANCE, JANUARY 31,
  1998...................   141,746      4,640      151,802      (7,769)    32,050                       (8,650)      172,073
Share options
  exercised..............       266         39        1,369          --         --                           --         1,408
Comprehensive income:
  Net income.............        --         --           --          --      1,489        1,489              --         1,489
  Unrealised gain on
    marketable
    securities, net of
    taxes................        --         --           --          --         --          (72)            (72)          (72)
  Currency translation
    adjustment...........        --         --           --          --         --          696             696           696
                                                                                       --------
  Comprehensive income...                                                                 2,113
Adjustments re transition
  period.................                                                    3,843                            6         3,849
                            -------     ------     --------    --------   --------     --------         -------      --------
BALANCE, APRIL 30,
  1998...................   142,012      4,679      153,171      (7,769)    37,382                       (8,020)      179,443
Share options
  exercised..............     1,661         12        1,697         217                                                 1,926
Comprehensive (loss):
  Net (loss).............        --         --           --          --    (28,532)     (28,532)                      (28,532)
  Unrealised (loss) on
    marketable
    securities, net of
    taxes................        --         --           --          --         --            5               5             5
  Currency translation
    adjustment...........        --         --           --          --         --         (631)           (631)         (631)
                                                                                       --------
  Comprehensive (loss)...                                                               (29,158)
                            -------     ------     --------    --------   --------     --------         -------      --------
BALANCE, APRIL 30 1999...   143,673     $4,691     $154,868    $ (7,552)  $  8,850                      $(8,646)     $152,211
                            =======     ======     ========    ========   ========     ========         =======      ========

 See accompanying notes to consolidated financial statements on pages 35 to 55.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   US FORMAT

     Effective November 30, 1998, MERANT plc ("the Company") elected to change its fiscal year end and accounting reference date to April 30 from January 31. The Company is therefore reporting results for the fiscal year ended April 30, 1999 ("fiscal 1999"). References to fiscal 1998 and fiscal 1997 are to the years ended January 31, 1998 and January 31, 1997, respectively. This report also discloses results for the three-month fiscal period ended April 30, 1998, which were the basis of a Transition Report filed with the SEC on Form 20-F.

     The Company statutory accounts, within the meaning of section 240 of the Companies Act 1985 of Great Britain, are drafted in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"). Copies of those financial statements, for the fifteen-month period ended April 30, 1999, are available from the Company's offices in Newbury and Rockville.

     Effective February 16, 1999, the Company changed its corporate name from Micro Focus Group Plc to MERANT plc.

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

  Nature of operations

     MERANT designs, develops and markets computer software products and provides related support services. Approximately 55% of its revenue is derived from the license of software products, either directly to end-users or in the form of distribution rights to original equipment manufacturers. Approximately 25% is derived from the provision of product support and maintenance services, and the balance from the provision of professional services, principally training and consulting. Product licenses are sold and supported in more than 60 countries. The principal market is the United States, which accounts for approximately 60% of revenue; a further 20% of revenue is derived from customers in Europe and approximately 10% is earned in the Pacific Rim, and the remaining 10% from customers located in the rest of the world.

  Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including INTERSOLV, Inc, which merged with the Company effective September 24, 1998. They have been prepared in accordance with U.S. GAAP, which differs from U.K. GAAP, particularly as to the treatment of acquisitions and goodwill and the presentation of certain items in the financial statements.

     As more fully described in Note 2, the Company has concluded several business combinations in the past three fiscal years. These transactions have been accounted for either under the pooling-of-interests method or the purchase method, as appropriate. With respect to the merger with INTERSOLV, Inc, which was accounted for using the pooling-of-interests method, the consolidated financial statements at January 31, 1998, and for the years ended January 31, 1998 and 1997, have been restated to include the financial results of INTERSOLV, Inc at April 30, 1998, and for the years ended April 30, 1998 and 1997, respectively. Consequently, financial data for the three months ended April 30, 1998 are included in both the three months ended April 30, 1998 and the year ended January 31, 1998. All significant inter-company balances and transactions have been eliminated on consolidation.

     Certain reclassifications of data presented in the 1998 and 1997 financial statements and related notes have been made to conform with the 1999 presentation. Specifically, the presentation of net revenue and cost of revenue in the statements of income has been revised in order to analyse service revenue and related direct costs between maintenance and other services. The results of operations of the Company are not affected by this changed presentation.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Use of estimates

     The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Revenue recognition

     The Company has adopted Statement of Position ("SOP") 97-2 "Software Revenue Recognition with Respect to Certain Transactions". Adoption of SOP 97-2 did not have a material effect on the Company's results of operations or financial condition.

     Product revenue: the Company's standard end user license agreement for the Company's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. The Company also enters into other types of license agreements, typically with major end user customers, which allow for the use of the Company's products, usually restricted by the number of employees, the number of users, or the license term. Fees from licenses are recognized as revenue upon product shipment, provided a signed agreement is in place, fees are fixed or determinable, and collection of the resulting receivable is deemed probable. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the above criteria have been met and payment of the license fees is not dependent upon the performance of the consulting services. In instances where the aforementioned criteria have not been met, both the license and consulting fees are recognized under the percentage of completion method of contract accounting. The Company provides for sales returns based on historical rates of return.

     Maintenance revenue: maintenance agreements generally call for the Company to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement. Payments for maintenance fees are generally made in advance and are nonrefundable.

     Service revenue: the Company provides consulting and education services to its customers. Revenue from such services is generally recognized as the services are performed.

  Advertising costs

     Advertising costs are charged to operations when incurred. Advertising expense, which includes media, agency and promotional expenses, amounted to $12,984,000, $2,704,000 $8,791,000 and $14,388,000 in fiscal 1999, the three month fiscal period to April 30, 1998 and in fiscal 1998 and 1997, respectively.

  Net income per share

     The Company adopted SFAS 128 "Earnings per Share" in the third quarter of fiscal 1998. All prior year net income per share data reported herein has been restated accordingly.

     Basic net income per share is calculated as net income divided by the weighted average number of ordinary shares outstanding during the period.

     Diluted net income per share is calculated as net income divided by the weighted average number of ordinary shares outstanding during the period, including dilutive ordinary share equivalents, represented by shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

share options are used to repurchase the Company's ordinary shares at their average market price during each period.

     Earnings per share data is set out in note 6 to the consolidated financial statements on page 45. The Company also reports net earnings per American Depositary Share ("ADS") equivalent; each ADS represents five ordinary shares.

  Income taxes

     The provision for income taxes includes U.K., U.S. and other income taxes currently payable and those deferred because of temporary differences between financial and tax reporting.

  Cash, cash equivalents and short-term investments

     Cash and cash equivalents include cash placed on short-term deposit and short-term money market instruments where the maturity date is less than three months from the initial date of deposit.

     In accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," the appropriate classification of debt securities is determined at the time of purchase and re-evaluated at each balance sheet date. Debt securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity, and all other debt securities are classified as available-for-sale.

     Short-term investments represents available-for-sale securities with original maturities in excess of three months from the initial date of investment. The cost of securities sold is based on the specific identification method.

  Derivative financial instruments

     The Company enters into forward foreign currency contracts to hedge the value of assets and liabilities recorded in foreign currencies against fluctuations in exchange rates.

     For these financial instruments, no impact on financial position or results of operations would result from a change in the underlying exchange rate, as a change in the derivatives value would be offset by an opposite change in the hedged exposure. The Company does not hold or issue derivatives for speculative trading purposes.

  Concentration of credit risk

     Financial instruments which potentially subject the Company to concentrations of credit risk, as defined by SFAS 105 "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk", consist principally of short-term investments, foreign exchange contracts and trade receivables.

     MERANT places its short-term investments only in high quality financial instruments and limits the amounts invested with any one issuer. The Company is exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet. The counterparties to the agreements relating to the Company's foreign exchange contracts are financial institutions of high credit standing. Concentrations of credit risk with respect to trade receivables are limited due to the large, widespread customer base which encompasses many different industries and countries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

for potential losses, and such losses have been within management's expectations. No single customer represented more than 5% of MERANT's revenue in 1999, 1998 or 1997.

  Translation of foreign currencies

     Assets and liabilities denominated in currencies other than US dollars are translated at exchange rates in effect at the balance sheet date. Revenue, costs and expenses are translated using average rates. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than U.S. dollars are dealt with separately in shareholders' equity.

  Inventories

     Inventories, consisting principally of diskettes and technical manuals, are stated at the lower of cost or market, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancelable license agreements prior to delivery, are included in inventories and expensed when the related revenue is recognized. Inventories are included in the balance sheet under Prepaid Expenses and Other Assets.

  Property, plant and equipment

     Property, plant and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Office buildings.........................................  40 years
Leasehold improvements...................................  over the lease term
Computer equipment.......................................  3-5 years
Office equipment.........................................  7-11 years
Transportation equipment.................................  3-4 years

  Leasing

     Leases which transfer substantially all the benefits and risks of ownership of an asset to the Company are capitalized as fixed assets. The amount capitalized is the net present value of future lease payments, this sum also being treated as a liability.

     Depreciation on such leased assets is provided at rates calculated to write off the capitalized cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

     Rentals paid under operating leases are expensed on a straight line basis over the term of the lease.

  Goodwill

     Goodwill represents the excess of amounts paid on business acquisitions over the aggregate fair value of the net assets acquired. Goodwill arising on a purchase is capitalized as an intangible fixed asset and amortized over its estimated useful life. The estimated life will depend on the length of the future period expected to benefit from the purchase. Where there is a potential impairment of goodwill, based on cash flow projections of the businesses acquired, amortization is accelerated.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Software product assets (capitalized software development costs)

     Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalized as software product assets, in compliance with Statement of Financial Accounting Standards ("SFAS") No. 86 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed".

     Software licensed for inclusion in the MERANT product set, including software acquired through acquisitions which meets the provisions for capitalization under SFAS 86, is also included in software product assets.

     During fiscal 1999, the three-month fiscal period ended April 30, 1998, and fiscal 1998 and 1997, purchased software totaling $--, $--, $1.1 million and $--, respectively was added to software product assets.

     Software product assets are amortized using the straight line method over the economic life of the products, which in most cases is estimated to be three to four years. Where a shortfall in future revenue from a product is anticipated, amortization is accelerated. In the event that the remaining estimated economic life of a product is judged to be reduced significantly, the carrying amount of the capitalized software costs may be reduced.

     Amortization of software product assets is included in research and development costs.

  Stock based compensation

     The Company accounts for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25 "Accounting for Stock Options Issued to Employees", and accordingly, since all options are granted with an exercise price equal to the fair value of the shares at the date of grant, recognizes no compensation expense for share option grants.

     Pro-forma disclosures of net income (loss) and net income (loss) per share computed as if the fair-value-based method had been applied are made in accordance with SFAS 123 "Accounting for Stock Based Compensation".

  Other recent pronouncements

     In fiscal 1999, the Company adopted SFAS 130 "Reporting Comprehensive Income", SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", and SFAS 132 "Disclosures About Pension and Other Post-Retirement Benefits". SFAS 130 requires disclosure of comprehensive income, represented by net income plus other changes in non-owner shareholders' equity, including unrealised gains and losses on SFAS 115 securities and foreign currency translation adjustments. The Company discloses this data in its Consolidated Statements of Shareholders' Equity.

     SFAS 131 changes the way in which corporations identify and report operating segments in annual and interim financial statements. The statement requires selected information and related disclosure about products and services, geographic areas and major customers. Such information is reported in note 12 to the

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

consolidated financial statements. Compliance with the requirements of these statements did not affect the Company's results from operations or financial position.

     SFAS 132 standardises disclosure requirements for pensions and other post-retirement benefits.

     In December 1998 the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-9 "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions". SOP 98-9 rescinds certain provisions of 97-2 and permits the residual method for the calculation of residual amounts for delivered elements. Adoption of this standard is not expected to have a material effect on the Company's results from operations or financial position.

     In June, 1998 the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and requires recognition and measurement of all derivatives as assets or liabilities. The Company will be required to adopt SFAS 133 in fiscal 2002. Compliance is not expected to have a material effect on the Company's results from operations or financial position.

NOTE 2  BUSINESS COMBINATIONS

     During fiscal 1999 MERANT completed three acquisitions.

     On May 15, 1998 the Company acquired all of the outstanding stock of its Italian distributor, Micro Focus Italia, s.r.l. for total consideration of $4,600,000. MF Italia changed its name to MERANT s.r.l. on March 1, 1999.

     On August 13, 1998 the Company acquired all of the outstanding stock of its Australian distributor, Advanced Software Engineering Pty, Ltd for total consideration of $2,480,000. ASE changed its name to MERANT Pty Limited on February 16, 1999.

     Both transactions have been accounted for using the purchase method. Accordingly, the excess of the estimated purchase price over the estimated fair value of the net tangible assets of each of the acquired companies has been allocated to goodwill, and the net assets and results of operations of both companies have been combined with those of MERANT as of the respective dates of acquisition and for the periods subsequent to acquisition, respectively. Goodwill arising on the acquisitions, which amounted to $7,304,000, is being amortised over its estimated economic life of four years.

     The results of operations of both these acquired companies prior to the acquisitions were not material, and thus pro forma information has not been provided.

     On September 24, 1998 the Company acquired all of the outstanding stock of INTERSOLV, Inc ("INTERSOLV") in exchange for 63,084,000 ordinary shares in the Company which represented a value of $272,000,000 on the date the merger was completed. INTERSOLV, a public corporation based in Maryland, U.S.A., and listed on the Nasdaq National Market, was a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services were focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal.

     Immediately prior to the transaction, INTERSOLV had a total of 22,940,000 outstanding shares. Under the terms of the agreement, each common share of INTERSOLV was exchanged for 0.55 MERANT American Depositary Shares ("ADSs"). In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by the Company and became an option or right to purchase or

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 2  BUSINESS COMBINATIONS -- (CONTINUED)

acquire MERANT ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. The merger was structured as a tax-free reorganization under U.S. tax law. The Company issued 12,617,000 new MERANT ADSs (representing 63,084,000 new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the transaction represented approximately 46% of MERANT's share capital on a fully-diluted basis.

     The combination has been accounted for using the pooling-of-interests method, and previously reported consolidated financial statements have been restated to include the financial position and results of operations of INTERSOLV. The following table reconciles the operating results for prior periods to the amounts reflecting restatement of prior years to include INTERSOLV operations.

                                  FROM MAY 1,    THREE MONTHS
                                    1998 TO         ENDED       YEAR ENDED    YEAR ENDED
                                 SEPTEMBER 24,    APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                       1998            1998          1998          1997
- --------------                   -------------   ------------   -----------   -----------
Net revenue:
MERANT.........................    $ 68,256        $ 48,650      $167,309      $123,227
INTERSOLV......................      67,033          58,369       196,480       160,413
Eliminations...................          --             (32)         (870)
                                   --------        --------      --------      --------
As restated....................    $135,289        $106,987      $362,919      $283,640
                                   --------        --------      --------      --------
Net income (loss):
MERANT.........................    $  1,099        $  5,337      $ 14,633      $(14,690)
INTERSOLV......................      (2,138)         (3,848)        5,515       (21,166)
                                   --------        --------      --------      --------
As restated....................    $ (1,039)       $  1,489      $ 20,148      $(35,856)
                                   --------        --------      --------      --------

     The Company recorded a charge of $49,662,000 in the second quarter of 1999 in connection with the INTERSOLV merger (see note 5 to the consolidated financial statements on page 44).

     During the three-month fiscal period ended April 30, 1998, the Company acquired, through its subsidiary, INTERSOLV, Inc, all of the outstanding stock of SQL Software Ltd ("SQL") in exchange for the equivalent of 3,441,488 ordinary shares in the Company. SQL was a privately-held UK-based provider of process automation tools.

     The transaction was accounted for using the purchase method. The cost of the transaction, including acquisition costs, was $19,200,000, of which $15,739,000 was allocated to purchased research and development and was written off at the time of acquisition since no technological feasibility or alternative future use could be demonstrated. Additionally, $2,400,000 allocated to goodwill and other intangibles, and is being amortized over its estimated economic life which is estimated to be five years.

     In fiscal 1998 the Company completed two acquisitions.

     On January 20, 1998, the Company acquired all of the outstanding stock of XDB Systems, Inc ("XDB") in exchange for 1,891,975 ordinary shares in the Company which represented a value of $14,243,000 on the date the merger was completed. The combination was accounted for using the pooling-of-interests method. XDB, a privately-held corporation based in Columbia, Maryland, was a provider of DB2 database development, maintenance and connectivity solutions. The Company incurred charges in the third quarter of 1998 of approximately $1.6 million in connection with activities to complete this acquisition.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 2  BUSINESS COMBINATIONS -- (CONTINUED)

     On April 30, 1997, the Company acquired all of the outstanding stock of Millennium UK Limited ("Millennium"), a privately-held consulting firm, for a total consideration of $6,400,000, satisfied by a cash payment of $3,200,000 and the issue of 745,710 ordinary shares in the Company. Millennium provided specialized consulting and project management services. The transaction was accounted for using the purchase method. Accordingly, the excess of the purchase price over the estimated fair value of the net tangible assets, which amounted to $6,737,000, was allocated to goodwill and is being amortised over its estimated economic life, which is estimated to be three years.

NOTE 3  FINANCIAL INSTRUMENTS

     The Company invests its excess cash in accordance with an investment policy approved by the Board of Directors. This policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly-rated financial institutions and other specified money market instruments of similar liquidity and credit quality.

     The Company has classified all of its investment securities as available-for-sale and carries such securities at fair value, based on quoted market prices. Unrealized gains and losses are reported as a separate component of shareholders' equity. Available-for-sale securities with original maturities of less than three months are classified as cash equivalents.

     Estimated fair values of financial instruments are based on quoted market prices. The carrying amounts and fair value of the Company's financial instruments are as follows:

                                                            APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                1999        1998
- --------------                                              ---------   ---------
Cash and cash equivalents.................................   $86,580     $86,459
Short term investments....................................    34,804      40,448
                                                             -------     -------

     Cash, cash equivalents and short term investments include the following available-for-sale securities as defined in note 1:

                                                        GROSS UNREALIZED   ESTIMATED
(IN THOUSANDS)                                 COST      GAINS (LOSSES)    FAIR VALUE
- --------------                                -------   ----------------   ----------
At April 30, 1999:
Money market funds..........................  $   173           --          $   173
Commercial paper............................    9,062         $  1            9,063
Variable rate notes.........................    4,409           --            4,409
Federal agency issues.......................    8,306          (21)           8,285
Corporate bonds and notes...................   22,595           (3)          22,592
                                              -------         ----          -------
                                              $44,545         $(23)         $44,522
                                              -------         ----          -------
At April 30, 1998:
Money market funds..........................  $   815           --          $   815
Commercial paper............................   20,721         $ 10           20,731
Certificates of deposit.....................    7,971           10            7,981
Federal agency issues.......................    3,870            5            3,875
Auction rate securities.....................    3,319           --            3,319
Corporate bonds and notes...................   22,954           42           22,996
                                              -------         ----          -------
                                              $59,650         $ 67          $59,717
                                              -------         ----          -------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 3  FINANCIAL INSTRUMENTS -- (CONTINUED)

     The cost and estimated fair values of available-for-sale securities at April 30, 1999 are set forth below:

                                                                           ESTIMATED
                                                        GROSS UNREALIZED     FAIR
(IN THOUSANDS)                                 COST      GAINS (LOSSES)      VALUE
- --------------                                -------   ----------------   ---------
Less than three months......................  $ 9,717         $  1          $ 9,718
Between 3-12 months.........................   14,749            7           14,756
Over 12 months..............................   20,079          (31)          20,048
                                              -------         ----          -------
                                              $44,545         $(23)         $44,522
                                              -------         ----          -------

     For balance sheet presentation, available-for-sale securities are classified as follows:

                                                            APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                1999        1998
- --------------                                              ---------   ---------
Cash and cash equivalents.................................   $ 9,718     $19,269
Short term investments....................................    34,804      40,448
                                                             -------     -------
                                                             $44,522     $59,717
                                                             -------     -------

     Due to its worldwide operations, the Company is exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pounds sterling. The Company uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used, which are foreign exchange forward contracts, are non-leveraged, over-the-counter instruments which involve little complexity.

     The notional amounts of foreign currency contracts were $-- and $4,800,000 at April 30, 1999 and April 30, 1998, respectively, and were predominantly to exchange U.S. dollars for G.B. pounds sterling. Substantially all forward foreign currency contracts entered into by the Company have maturities of 60 days or less.

  Sale of receivables

     In fiscal 1998 the Company entered into agreements to sell $2,536,000 in accounts receivable at a net discount of approximately 7.25%, which was charged to operations as incurred. $2,161,000 of these accounts receivable were sold on a recourse basis, of which $520,000 remains outstanding at April 30, 1999 for which the Company remains liable in the event of default.

NOTE 4  RESEARCH AND DEVELOPMENT COSTS

                                            THREE MONTHS       YEAR          YEAR
                               YEAR ENDED       ENDED          ENDED         ENDED
                               APRIL 30,      APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                    1999          1998           1998          1997
- --------------                 ----------   -------------   -----------   -----------
Research and development
  costs, before
  capitalization.............   $53,624        $13,699      $   56,197    $    60,660
Costs capitalized as software
  product assets.............    (8,524)        (2,480)        (10,285)       (17,739)
Amortisation of capitalized
  costs......................    14,751          3,332          14,916         21,390
                                -------        -------      ----------    -----------
                                $59,851        $14,551      $   60,828    $    64,311
                                -------        -------      ----------    -----------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 5  NON-RECURRING ITEMS

     During the second quarter of fiscal 1999, the Company incurred charges amounting to $49,662,000 in respect of the acquisition of INTERSOLV, Inc and the subsequent restructuring of the combined businesses. Aggregate direct transaction costs totaling $24,549,000 were incurred for investment banker fees, employee contractural obligations, the cost of listing new shares on the London Stock Exchange and other professional fees. Costs associated with subsequent integration efforts totaled $25,113,000 and were primarily comprised of the write-off of redundant assets, distributor agreement buyouts and severance costs. The write-off of redundant assets results primarily from duplicative facilities and assets. Severance costs of $982,000 related to approximately 75 employees in the Company's administrative functions.

     Provisions for restructuring charges, included in other current liabilities amounted to $5,910,000 and $--at April 30, 1999 and April 30, 1998 respectively.

     In the transition period to April 30, 1998, the Company recognized non-recurring costs of $17,468,000, net, in its subsidiary company, INTERSOLV, Inc. This charge included a $15,739,000 write off of purchased research and development costs arising from the SQL acquisition, and costs of $1,800,000 on exiting non-strategic product lines.

     As explained in note 1, the Company's results for fiscal 1998 include the results of INTERSOLV, Inc for the year ended April 30, 1998 and consequently also include the above non-recurring charge of $17,468,000.

     In fiscal 1997, the Company recorded non-recurring charges of $37,603,000. INTERSOLV, Inc completed a comprehensive business strategy review of its primary market opportunities, which led the company to record a charge of $28,933,000 to write down capitalized and purchased software and certain related intangible assets to their net realizable values. In addition, the Company incurred costs totalling $8,670,000 in connection with a workforce reduction, facility closures and consolidations, and asset write-downs.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 6  EARNINGS PER SHARE

     The following table discloses the net (loss) income per share and net
(loss) income per ADS equivalent; each ADS represents five ordinary shares. In 1999 3,435,000 ordinary share equivalents were antidilutive and therefore excluded from the computation.

                                                THREE MONTHS      YEAR          YEAR
                                   YEAR ENDED      ENDED          ENDED         ENDED
                                   APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
          IN THOUSANDS                1999          1998          1998          1997
          ------------             ----------   ------------   -----------   -----------
Net (loss) income per share:
Numerator for basic and diluted
  net (loss) income per share:
  net (loss) income..............   $(28,532)     $  1,489      $ 20,148      $(35,856)
                                    --------      --------      --------      --------
Denominator for basic net (loss)
  income per share -- weighted
  average shares outstanding.....    143,130       137,823       137,351       132,327
Dilutive share options...........         --         7,795         6,975            --
                                    --------      --------      --------      --------
Denominator for diluted net
  (loss) income per share........    143,130       145,618       144,326       132,327
                                    --------      --------      --------      --------
Net (loss) income per ADS:
Numerator for basic and diluted
  net (loss) income per ADS: net
  (loss) income..................   $(28,532)     $  1,489      $ 20,148      $(35,856)
                                    --------      --------      --------      --------
Denominator for basic net (loss)
  income per ADS -- weighted
  average ADSs outstanding.......     28,626        27,565        27,470        26,465
Dilutive share options...........         --         1,559         1,395            --
                                    --------      --------      --------      --------
Denominator for diluted net
  (loss) income per ADS..........     28,626        29,124        28,865        26,465
                                    --------      --------      --------      --------

NOTE 7  PROPERTY, PLANT AND EQUIPMENT

                                                          APRIL 30,   APRIL 30,
(IN THOUSANDS)                                              1999        1998
- --------------                                            ---------   ---------
Land and buildings......................................  $ 22,263    $ 22,679
Leasehold improvements..................................     9,964       9,595
Computer and communications equipment & software........    70,845      73,413
Office equipment........................................    13,387       8,881
Transportation equipment................................       383         268
                                                          --------    --------
Property, plant and equipment -- at cost................   116,842     114,836
Less: accumulated depreciation and amortization.........   (70,752)    (62,624)
                                                          --------    --------
Property, plant and equipment -- net....................  $ 46,090    $ 52,212
                                                          --------    --------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 7  PROPERTY, PLANT AND EQUIPMENT -- (CONTINUED)

     During fiscal 1999, the three-month fiscal period ended April 30, 1998 and fiscal 1998 and 1997 depreciation expense, including depreciation on leased assets, totalled $12,571,000, $4,166,000, $12,276,000 and $14,156,000
respectively.

NOTE 8  BORROWINGS

     Short term borrowings consist of:

                                                             APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                 1999        1998
- --------------                                               ---------   ---------
Bank loan..................................................   $2,716      $1,652
Notes payable..............................................       --       3,485
                                                              ------      ------
                                                              $2,716      $5,137
                                                              ------      ------

     The bank loan represents borrowings against an unsecured revolving multi-currency facility, under the terms of which financing of up to GBP 5,000,000 ($8,050,000 at April 30, 1999) or its equivalent in such other currency as the Company may determine, is available until January 2001. Borrowings under this facility bear interest at 0.75% above the London Interbank Offered Rate ("LIBOR"). The amount outstanding against this credit line at April 30, 1999 represented loans totaling 2.6 million euros which were incurring interest at a composite rate of 3.5%. The amount outstanding at April 30, 1998 represented a loan of 10 million French francs, which was incurring interest at 3.6%.

     The notes payable represented an unsecured credit arrangement with two banks which expired in September, 1998. The weighted average interest rate during fiscal 1998 was 8.5%.

NOTE 9  COMMITMENTS

     The Company leases office space and equipment under operating leases expiring at various dates through 2017. In most cases, it is anticipated that these leases will be renewed or replaced by other leases in the normal course of business.

     The Company also leases transportation equipment under capital leases. Minimum lease commitments as at April 30, 1999 are as follows:

(IN THOUSANDS)
YEARS ENDED APRIL 30                                          OPERATING LEASES
- --------------------                                          ----------------
2000........................................................      $12,509
2001........................................................        9,402
2002........................................................        7,472
2003........................................................        6,205
2004 and thereafter.........................................        8,443
                                                                  -------
Total minimum lease payments................................      $44,031
                                                                  -------
Less: amount representing interest..........................
Present value of net minimum lease payments.................

     During fiscal 1999, the three-month fiscal period ended April 30, 1998 and fiscal 1998 and 1997, rent expense totalled $12,086,000 $2,592,000, $10,206,000 and $9,793,000 respectively.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 10  CONTINGENCIES

     In December 1998 and January 1999, seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the American Depository Shares of the Company during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV, Inc who acquired American Depositary Shares in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects.

     The Company has filed a motion to transfer the matter to the Northern District of California. The Company intends to defend all of this litigation vigorously. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on the Company's business, financial condition and results of operations.

     The Company and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect the Company's financial position, results of operations, or liquidity.

NOTE 11  INCOME TAXES

     Income taxes consist of:

                                                THREE MONTHS
                                   YEAR ENDED       ENDED       YEAR ENDED    YEAR ENDED
                                   APRIL 30,      APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999          1998           1998          1997
- --------------                     ----------   -------------   -----------   -----------
Current:
  U.K. ..........................   $(1,535)        $(726)        $5,319        $  760
  U.S. federal...................        --            --          1,910           (88)
  U.S. state.....................       250           118            669           (91)
  Other..........................     3,711         1,755          1,917           893
                                    -------         -----         ------        ------
                                      2,426         1,147          9,815         1,474
                                    -------         -----         ------        ------
Deferred:
  U.K. ..........................      (618)         (292)           110         1,489
  U.S. federal...................        --            --             --           439
  U.S. state.....................        --            --             --            77
                                    -------         -----         ------        ------
                                       (618)         (292)           110         2,005
                                    -------         -----         ------        ------
Total:...........................   $ 1,808         $ 855         $9,925        $3,479
                                    -------         -----         ------        ------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 11  INCOME TAXES -- (CONTINUED)

     The following table analyzes the differences between the U.K. statutory tax rate and the effective tax rate for fiscal 1999.

                                                  THREE MONTHS
                                  YEAR ENDED         ENDED       YEAR ENDED    YEAR ENDED
                                  APRIL 30,        APRIL 30,     JANUARY 31,   JANUARY 31,
                                     1999             1998          1998          1997
                                  ----------      ------------   -----------   -----------
U.K. statutory tax rate......        30.9%           31.0%          31.3%         33.0%
Goodwill.....................        -2.5%              --             --            --
Permanent differences and
  other items................         6.6%            5.5%           1.7%         -5.8%
Non-recurring charges........       -41.8%              --             --        -37.9%
                                    ------           -----          -----        ------
Effective tax rate...........        -6.8%           36.5%          33.0%        -10.7%
                                    ------           -----          -----        ------

     Deferred income taxes, all of which are non-current, are as follows:

                                                            APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                1999        1998
- --------------                                              ---------   ---------
Capitalized software......................................   $ 9,651     $10,648
Valuation allowances......................................     5,502       6,774
Property..................................................    (1,287)       (811)
Bad debts.................................................        --        (984)
Tax losses................................................    (2,950)     (2,786)
Mark to market............................................       773          --
Research and development credits..........................    (2,368)       (800)
Other.....................................................     4,983       2,686
                                                             -------     -------
                                                             $14,304     $14,727
                                                             -------     -------

     Deferred tax relative to the different tax jurisdictions is as follows:

                                                            APRIL 30,   APRIL 30,
(IN THOUSANDS)                                                1999        1998
- --------------                                              ---------   ---------
U.K. .....................................................   $ 8,323     $10,111
U.S.A. ...................................................     5,981       4,616
                                                             -------     -------
                                                             $14,304     $14,727
                                                             -------     -------

     The corporate income tax returns of certain U.S. subsidiaries are under examination by the Internal Revenue Service, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

NOTE 12  BUSINESS SEGMENT INFORMATION

     As explained in note 1 to the consolidated financial statements on page 39, the Company has adopted SFAS 131 "Disclosures About Segments of an Enterprise and Related Information", which establishes new standards for the way in which corporations identify and report operating segments in annual and interim financial statements. The statement requires selected information and related disclosure about products and

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 12  BUSINESS SEGMENT INFORMATION -- (CONTINUED)

services, geographic areas and major customers. Adoption of SFAS 131 does not effect the Company's consolidated financial position, results of operations, or liquidity.

     The Company operates in four business segments, as indicated below. The products and services of each segment are marketed throughout the world. The major product and service lines by segment are as follows:

     Application Creation and Transformation ("ACT")
     Application Development Management ("ADM")
     Enterprise Data Connectivity ("EDC")
     Enterprise Consulting Solutions ("ECS")

     The accounting policies of each business segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. The Company evaluates business segment performance on operating income before income taxes and exclusive of restructuring charges and other non-recurring items. The Company currently does not separately accumulate and report asset information by market segment.

     No single customer accounts for more than 5% of revenue.

     A summary of the Company's operations by business segment, net of inter-segment trading, is shown below:

                                                THREE MONTHS      YEAR
                                   YEAR ENDED      ENDED          ENDED      YEAR ENDED
                                   APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999          1998          1998          1997
- --------------                     ----------   ------------   -----------   -----------
Net revenues
ACT..............................   $178,033      $ 49,640      $174,983      $138,343
ADM..............................    116,772        34,425       107,463        81,155
EDC..............................     41,610        12,850        43,878        48,501
ECS..............................     35,975         9,525        35,845        12,399
Discontinued products............      1,812           547         1,750         3,242
                                    --------      --------      --------      --------
                                    $374,202      $106,987      $362,919      $283,640
                                    --------      --------      --------      --------
Operating income, before non-
  recurring charges
ACT..............................     12,680        12,834        38,941        11,122
ADM..............................     29,624        11,744        31,149        15,648
EDC..............................      6,748         3,164         6,042         5,091
ECS..............................      4,263           152         6,323          (249)
Discontinued products............         --           307        (3,242)           --
                                    --------      --------      --------      --------
                                    $ 53,315      $ 28,201      $ 79,213      $ 31,612
                                    --------      --------      --------      --------

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 12  BUSINESS SEGMENT INFORMATION -- (CONTINUED)

     Presented below is a reconciliation of segmental operating income, before non-recurring charges, to consolidated income before income taxes:

                                                 THREE MONTHS      YEAR
                                   YEAR ENDED       ENDED          ENDED      YEAR ENDED
                                   JANUARY 31,    APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999           1998          1998          1997
- --------------                     -----------   ------------   -----------   -----------
Segment operating income.........   $ 53,315       $ 28,201      $ 79,213      $ 31,612
Corporate non-allocated costs....    (24,043)        (7,414)      (27,737)      (23,440)
Non-recurring charges............    (49,662)       (17,292)      (17,468)      (37,603)
Interest income, net.............     (6,334)        (1,151)       (3,935)       (2,946)
                                    --------       --------      --------      --------
                                    $(26,724)      $  2,344      $ 30,073      $(32,377)
                                    --------       --------      --------      --------

     Presented below is an analysis of the Company's revenue, based on the location of the selling organization, and long-lived assets:

                                                THREE MONTHS
                                   YEAR ENDED      ENDED       YEAR ENDED    YEAR ENDED
                                   APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999          1998          1998          1997
- --------------                     ----------   ------------   -----------   -----------
Revenue:
  United States..................   $222,967      $ 66,818      $235,549      $178,456
  United Kingdom.................     72,090        24,189        57,627        40,562
  Europe (excluding U.K.)........     61,986        10,387        46,306        44,901
  Other..........................     17,159         5,593        23,437        19,721
                                    --------      --------      --------      --------
                                    $374,202      $106,987      $362,919      $283,640
                                    --------      --------      --------      --------

                                   APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999          1998          1998          1997
- --------------                      --------      --------      --------      --------
Long-lived assets:
  United States..................   $ 20,760      $ 28,692      $ 28,341      $ 21,014
  United Kingdom.................     53,341        61,232        55,511        47,338
  Europe (excluding U.K.)........      2,183         2,473         2,419         2,157
  Other..........................        612           693         5,678         6,154
                                    --------      --------      --------      --------
                                    $ 76,896      $ 93,090      $ 91,949      $ 76,663
                                    ========      ========      ========      ========

NOTE 13  EMPLOYEE BENEFIT PLANS

  Share option plans

     The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to MERANT and such other eligible persons as the Board may determine. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in monthly or annual installments commencing one year after the date of grant. Unexercized options lapse when the optionholder ceases to be employed by MERANT or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 13  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

     In September 1998 shareholders approved the 1998 Share Option Plan, which authorized the Company to grant options over a maximum of 15,079,000 shares. Such authority will expire on September 24, 2008. During the year 6,453,000 options were granted under this plan, of which 25% become exercisable one year from the date of grant and the remaining 75% in equal monthly installments over the following three years.

     Options are no longer issuable under any of the Company's previous share option plans, but options granted under those plans continue to be exercisable in accordance with the original grant rules.

     The 1996 Share Option Plan was approved by shareholders in June 1996 and authorised the Company to grant options over a maximum of 3,786,845 shares (representing 5% of the issued share capital of the Company at that time); such authority expired on June 18, 1999. During the year, 938,705 options were granted under this plan, exercisable in annual installments over a five-year period commencing one year from the date of grant. No further options will be granted under this plan.

     Options are also outstanding under share option plans adopted by MERANT as a result of recent corporate acquisitions, as set forth below. No further options will be granted under these plans.

     Pursuant to the combination with INTERSOLV, Inc, ("INTERSOLV"), the Company adopted INTERSOLV's 1997 Employee Stock Option Plan, 1992 Stock Option Plan, 1982 Stock Option Plan, and the option plans previously assumed by INTERSOLV from companies which it had acquired. Under the agreement, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by the Company and became an option or right to purchase or acquire American Depositary Shares ("ADSs") in the Company, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. During fiscal 1999, but prior to its acquisition by the Company, INTERSOLV granted 528,711 options to acquire shares of its common stock (equivalent to 1,453,955 options to acquire shares in the Company) under its 1997 Employee Stock Option Plan, exercisable in annual installments over a four-year period commencing one year from the date of grant. The agreement entitles option-holders to acquire ADSs at U.S. dollar-denominated amounts; for the purposes of the following disclosures, option prices have been converted from U.S. dollars to pounds sterling using the exchange rate at April 30, 1999, which was GBP 1.00=$1.61; and options and prices are converted to share-equivalents.

     Pursuant to the agreement to acquire XDB Systems, Inc, ("XDB") in fiscal 1998, the Company adopted XDB's 1992 Share Option Plan and 1996 Share Option Plan. Under the agreement, XDB's former option-holders are entitled to exercise their options in return for shares in the Company. At April 30, 1999, 124,548 of these options remained outstanding.

     In addition to options granted by the Company, MERANT Trustees Limited ("MTL") is permitted to acquire ordinary shares in the Company and to grant options over them, under the terms of the Micro Focus Group Employee Benefit Trust 1994 ("the Trust"). The Trust was established to further the Company's policy of encouraging share ownership by its employees. At April 30 1999, MTL owned 3,810,075 shares. Options granted by MTL and outstanding at April 30 1999 totaled 2,938,800, and a further 110,000 shares were reserved for options granted before MTL purchased the shares. The remaining 761,275 shares were available for the grant of further options. The shares held by the Trust are shown in the balance sheet as treasury stock within shareholder's equity.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 13  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

     Share option activity under all of the Company's share option plans is summarized below:

                                                  NUMBER        OPTION PRICE PER
                                                 OF SHARES    SHARE IN G.B. POUNDS
                                                -----------   --------------------
Outstanding, January 31, 1996.................   16,853,835       GBP0.11-GBP5.77
Options granted...............................   13,933,979       GBP1.17-GBP1.94
Options exercised.............................     (127,655)      GBP0.11-GBP1.93
Options cancelled.............................  (10,182,097)      GBP0.11-GBP5.77
                                                -----------       ---------------
Outstanding, January 31, 1997.................   20,478,062       GBP0.11-GBP4.32
Options granted...............................   10,738,678       GBP0.97-GBP7.41
Options exercised.............................   (2,597,688)      GBP0.11-GBP3.70
Options cancelled.............................   (6,639,266)      GBP0.11-GBP4.52
                                                -----------       ---------------
Outstanding, January 31, 1998.................   21,979,786       GBP0.11-GBP7.41
Options granted...............................      947,870       GBP6.25-GBP7.15
Options exercised.............................     (398,843)      GBP0.11-GBP3.49
Options cancelled.............................     (625,429)      GBP0.11-GBP4.20
                                                -----------       ---------------
Outstanding, April 30, 1998...................   21,903,384       GBP0.11-GBP7.41
Options granted...............................   10,648,660       GBP1.06-GBP6.28
Options exercised.............................     (807,512)      GBP0.11-GBP3.70
Options cancelled.............................   (6,066,428)      GBP0.11-GBP4.52
                                                -----------       ---------------
Outstanding, April 30, 1999...................   25,678,104       GBP0.11-GBP7.15
                                                -----------       ---------------

     The following tables summarize information about share options outstanding at April 30, 1999:

                 AUTHORITY FOR                     NUMBER       OPTION PRICE PER
              ISSUANCE OF OPTIONS                OF SHARES    SHARE IN G.B. POUNDS
              -------------------                ----------   --------------------
1991 Share Option Plan.........................   2,215,429       GBP1.13-GBP3.49
1996 Share Option Plan.........................   2,978,640       GBP1.47-GBP7.15
1998 Share Option Plan.........................   6,453,000       GBP1.06-GBP1.49
XDB plans......................................      44,530       GBP5.39-GBP7.41
INTERSOLV plans................................  10,937,930       GBP0.11-GBP3.61
                                                 ----------       ---------------
Options over unissued shares...................  22,629,304       GBP0.11-GBP7.41
The Trust......................................   3,048,800       GBP1.37-GBP4.85
                                                 ----------       ---------------
                                                 25,678,104       GBP0.11-GBP7.41

                                NUMBER OUTSTANDING   WEIGHTED AVERAGE   WEIGHTED AVERAGE
RANGES OF                          AT APRIL 30,      CONTRACTUAL LIFE    EXERCISE PRICE
EXERCISE PRICES                        1999              (MONTHS)       (IN G.B. POUNDS)
- ---------------                 ------------------   ----------------   ----------------
GBP0.10-GBP2.00...................      13,262,144             102                1.26
GBP2.01-GBP3.00...................       7,570,625              87                2.44
GBP3.01-GBP7.41...................       4,845,335             100                4.09
                                        ----------             ---                ----
                                        25,678,104              97                2.14
                                        ----------             ---                ----

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 13  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

     An analysis of those options currently exercisable as of April 30, 1999 is set forth below:

                                               NUMBER EXERCISABLE   WEIGHTED AVERAGE
RANGES OF                                         AT APRIL 30,       EXERCISE PRICE
EXERCISE PRICES                                       1999          (IN G.B. POUNDS)
- ---------------                                ------------------   ----------------
GBP0.10-GBP2.00..................................       3,671,859             1.56
GBP2.01-GBP3.00..................................       5,442,154             2.44
GBP3.01-GBP7.41..................................       2,557,508             4.09
                                                       ----------             ----
                                                       11,671,521             2.43
                                                       ----------             ----

  Pro-forma data

     As stated in note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for its employee share options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee share options. Under APB 25, because the exercise price of the Company's options equals the market price of the underlying shares on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123, and has been determined as if the Company had accounted for employee share options granted since January 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997: risk-free interest rate based on Treasury Strip, No Principal from the Wall Street Journal for maturity of six years, based on the date of grant; dividend yields of 0%; volatility factors of the expected market price of 0.647 in 1999 and 0.378 in 1998 and 1997; and an average expected life of the option of six years.

     The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net income (loss) and diluted net income (loss) per share data is set forth below:

                                                 THREE MONTHS
                                   YEAR ENDED       ENDED       YEAR ENDED    YEAR ENDED
                                   JANUARY 31,    APRIL 30,     JANUARY 31,   JANUARY 31,
(IN THOUSANDS)                        1999           1998          1998          1997
- --------------                     -----------   ------------   -----------   -----------
Net loss (income) (in
  thousands).....................   ($37,646)       ($ 380)       $14,012      ($40,026)
Net loss (income) per share......   ($  0.26)       ($0.00)       $  0.10      ($  0.30)

     The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of such effects in future years since SFAS 123 is applicable only to options granted since January 31, 1995. The effect will not be fully reflected in the pro forma disclosures until 2001.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 13  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

  Employee stock purchase plan

     Most INTERSOLV employees were eligible to participate in the INTERSOLV employee stock purchase plan, which was authorized to grant rights to purchase INTERSOLV's common stock. Eligible employees could purchase shares of INTERSOLV's common stock at a purchase price equivalent to 85% of market value.

     The plan was terminated effective September 24, 1998. During fiscal 1999, the three-month fiscal period ended April 30, 1998 and fiscal 1998 and 1997, respectively, are equivalent to 465,515, --, 787,480 and 558,460 shares in the Company were purchased under this plan.

  Warrants

     In fiscal 1997, INTERSOLV issued warrants to purchase 140,000 INTERSOLV shares at an exercise price of $10.375. These warrants were assumed by the Company and became warrants to acquire ADSs in the Company at $5.70625 per ADS. At April 30, 1999, the warrants were fully exercisable; they expire in 2006.

  Retirement plans

     MERANT has entered into arrangements to provide pensions for its employees on a defined contribution basis. Contributions, which are independently administered by insurance companies and other financial institutions, are expensed in the year in which they become payable.

     In the United States, MERANT's plan qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, MERANT matches contributions made by participating employees up to certain predetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local conditions and practices in the countries concerned.

     In fiscal 1999, the three-month fiscal period ended April 30, 1998 and fiscal 1998 and 1997, contributions totalling $1,934,000, $483,000, $1,202,000 and $1,125,000 respectively, have been expensed.

NOTE 14  SHARE SPLIT

     The Company's ordinary shares were split on a 5-for-1 basis with effect from close of business on March 13, 1998. The Company's American Depositary Shares ("ADSs") did not split, although the conversion rights of such ADSs were adjusted such that each ADS represents five ordinary shares.

NOTE 15  COMPREHENSIVE INCOME

     Components of other comprehensive income (loss) consists of the following:

                                                        THREE MONTHS
                                           YEAR ENDED      ENDED       YEAR ENDED    YEAR ENDED
                                           APRIL 30,     APRIL 30,     JANUARY 31,   JANUARY 31,
                                              1999          1998          1998          1997
                                           ----------   ------------   -----------   -----------
Foreign currency translation
  adjustments............................   $(8,629)      $(7,998)       $(8,694)      $(7,144)
Unrealized gain (loss) on marketable
  securities, net of tax.................       (23)          (28)            44           (90)
Other....................................         6             6             --            --
                                            -------       -------        -------       -------
                                            $(8,646)      $(8,020)       $(8,650)      $(7,234)
                                            =======       =======        =======       =======

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                   US FORMAT

NOTE 16  SUBSEQUENT EVENT

     On August 3, 1999, the Company completed the acquisition of Essential Software, Inc. (d/b/a The Marathon Group), a privately-held Internet professional services firm based in Raleigh, North Carolina for a total consideration of $15 million payable in cash.

NOTE 17  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial information for fiscal 1999 and 1998, and for the fiscal quarter ended April 30, 1998 is as follows:

                                                FIRST    SECOND     THIRD     FOURTH
IN THOUSANDS (EXCEPT PER ADS DATA)             QUARTER   QUARTER   QUARTER   QUARTER     TOTAL
- ----------------------------------             -------   -------   -------   --------   --------
Year ended April 30, 1999:
Net revenue..................................  $95,275   $87,159   $95,717   $ 96,051   $374,202
Non-recurring items..........................       --   (49,662)       --         --    (49,662)
Operating income (loss)......................    9,591   (49,497)    6,104        744    (33,058)
Net income (loss)............................    7,229   (42,304)    5,212      1,331    (28,532)
Net income (loss) per ADS: basic.............     0.25     (1.47)     0.18       0.05      (1.00)
Net income (loss) per ADS: diluted...........     0.24     (1.47)     0.18       0.05      (1.00)
                                               -------   -------   -------   --------   --------
Fiscal quarter ended April 30, 1998:
Net revenue..................................                                $106,987   $106,987
Non-recurring items..........................                                 (17,292)   (17,292)
Operating income.............................                                   1,193      1,193
Net income...................................                                   1,489      1,489
Net income per ADS: basic....................                                    0.05       0.05
Net income per ADS: diluted..................                                    0.05       0.05
                                               -------   -------   -------   --------   --------
Year ended January 31, 1998:
Net revenue..................................  $73,175   $86,895   $92,494   $110,355   $362,919
Non-recurring items..........................     (176)       --        --    (17,292)   (17,468)
Operating income.............................    3,566     8,108    13,271      1,193     26,138
Net income...................................    2,980     5,886     9,793      1,489     20,148
Net income per ADS: basic....................     0.11      0.21      0.36       0.05       0.73
Net income per ADS: diluted..................     0.11      0.20      0.34       0.05       0.70
                                               -------   -------   -------   --------   --------

- ---------------
NOTES: Data for all periods presented has been restated to reflect the pooling-of-interest accounting in connection with the acquisitions made during 1999 and 1998 (see note 2 to the consolidated financial statements on page 40).

       Share and per share data has been restated to reflect the 5-for-1 stock split of the Company's ordinary shares (see note 14 to the consolidated financial statements on page 54).

                                   MERANT PLC
                           FINANCIAL STATEMENTS 1999

                         REPORT OF INDEPENDENT AUDITORS
                                   US FORMAT

To the Board of Directors and Shareholders of MERANT plc

     We have audited the accompanying consolidated balance sheets of MERANT plc and subsidiaries as of April 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended April 30, 1999, the three-month period ended April 30, 1998 and for each of the two years in the period ended January 31, 1998 on pages 31 to 55. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     The consolidated financial statements give retroactive effect to the combination of the Company and INTERSOLV, Inc. which has been accounted for using the pooling-of-interests method as described in note 2 to the financial statements on page 40.

     We did not audit the financial statements of INTERSOLV, Inc, which statements reflect total assets constituting 39% of the related consolidated financial statement total at April 30, 1998, and net revenue constituting approximately 55%, 54% and 57% of the related consolidated financial statement totals for the three month period ended April 30, 1998 and for the years ended January 31, 1998 and January 31, 1997, respectively. Those statements, which were prepared in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for INTERSOLV, Inc for 1998 and 1997, is based solely on the report of the other auditors.

     We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MERANT plc at April 30, 1999 and 1998, and the consolidated results of its operations and its consolidated cash flows for the year ended April 30, 1999, the three-month period ended April 30, 1998 and for each of the two years in the period ended January 31, 1998, in conformity with accounting principles generally accepted in the United States.

Ernst & Young
Reading, England
August 4 1999

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                   UK FORMAT

     The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of MERANT, expressed in G.B. pounds, set out on pages 72 to 103 of this report.

                                                                           PERIODS ENDED:
                                                    ------------------------------------------------------------
IN THOUSANDS OF G.B. POUNDS                         APRIL 30   JANUARY 31   JANUARY 31   JANUARY 31   JANUARY 31
(EXCEPT PER SHARE DATA, PERCENTAGES AND EMPLOYEES)    1999        1998         1997         1996         1995
- --------------------------------------------------  --------   ----------   ----------   ----------   ----------
OPERATING RESULTS FOR THE PERIOD:
Revenue.......................................      215,473      97,015       73,089       77,258       89,885
Profit/(loss) before taxation and exceptional
  items.......................................          259      15,217         (614)        (541)      12,871
Exceptional items.............................      (11,831)         --       (5,195)      (6,001)      (4,148)
(Loss)/profit before taxation.................      (11,572)     15,217       (5,809)      (6,542)       8,723
Retained (loss)/profit for the period.........      (15,279)     10,426       (7,281)      (6,470)       4,590
(Loss)/Earnings per share: basic..............        (14.3P)      14.0p       (10.2p)       (8.7p)        6.4p
(Loss)/Earnings per share: diluted............        (14.3P)      13.3p       (10.2p)       (8.7p)        6.4p
Average number of shares in issue (thousands)...    110,714      78,735       75,780       74,215       71,680
FINANCIAL POSITION AT END OF PERIOD:
Cash and bank deposits........................       75,394      51,518       44,725       38,972       55,823
Total assets..................................      322,361     123,824      100,204      111,828      124,302
Creditors: amounts falling due after more than one
  year........................................           --          12           15           66          193
Total shareholders funds......................      217,109      70,892       61,124       70,187       72,856
FINANCIAL CONDITION:
Working capital...............................       62,370      36,195       26,611       27,306       36,554
Current ratio.................................         1.67        1.78         1.81         1.76         1.80
Return on revenue: excluding exceptional items...       N/A          11%         n/a          n/a           10%
Return on average equity: excluding exceptional
  items.......................................          N/A          16%         n/a          n/a           12%
EMPLOYEE INFORMATION
Average number of employees...................        1,461         768          646          735          751
Period end number of employees................        2,018         827          626          708          788
Revenue per employee (annualised).............          147         126          113          105          120
(Loss) profit after taxation per employee:
  excluding exceptional items (annualised)....           (5)         14           (3)          (2)          12

- ---------------

NOTES: Details of the exceptional items are set out in note 8 to the consolidated financial statements on page 89.

       Shares and per-share data for prior periods has been restated to comply with FRS 14 -- Earnings per Share and to reflect the 5-for-1 sub-division of the Company's ordinary shares, which took effect from the close of business on March 13, 1998 (see note 25 to the consolidated financial statements on page 102).

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION
                                   UK FORMAT

     This discussion has been prepared in accordance with U.S. reporting practice and is presented here so that readers of the U.K. format financial statements have the same information as readers of the U.S. format financial statements. It should be read in conjunction with the financial statements of MERANT plc and its subsidiary undertakings ("MERANT") in G.B. pounds, on pages 72 to 103.

     On February 16 1999, the Company changed its corporate name from "Micro Focus Group Plc" to "MERANT plc".

     On September 24, 1998, the Company acquired INTERSOLV, Inc. ("INTERSOLV") in a transaction which approximately doubled the size of the Company in terms of revenue, costs and employees, and resulted in the Company incurring significant charges against current operations. Also, the Company elected to change its financial year end and accounting reference date to April 30 from January 31 and is therefore reporting results for the fifteen-month period ended April 30, 1999.

     For these two reasons, the reported results for 1999 are difficult to compare with the results for 1998, and consideration of these factors should be made in any review of variances in revenue and costs.

RESULTS OF OPERATIONS

     The Company has reported a loss for the period, after taxation, of GBP 15.3m or 14.3 pence per share as compared to a profit after taxation in 1998 of GBP 10.4m or 13.3 pence per share diluted. The loss for the current period is after providing for certain charges resulting from the acquisition of INTERSOLV.

     The Company's results include the results of INTERSOLV from September 24, 1998, the date of its acquisition (or the "INTERSOLV Acquisition"). Goodwill arising on the acquisition--representing the excess of the consideration over the net value of the assets acquired--totalled GBP 140.1m. This amount has been capitalised as an intangible asset, which will be amortised through the profit and loss account over a four year period. Amortisation of this goodwill is therefore expected to result in an annual charge of approximately GBP 35m, subject to any future reviews an of impairment. In the period up to April 30 1999, the Company recorded a charge of GBP 21.2m, which is included in the profit and loss account under general and administrative costs. In addition, the Company recorded a one-time exceptional charge of GBP 11.8m in connection with the costs incurred to restructure the combined business following the merger of the two companies. Because of the fundamental nature of this restructuring, this charge is disclosed separately in the profit and loss account, below. The Company does not expect to incur any additional costs in connection with the merger

     During 1999 the Company also acquired two of its foreign distributors. Details of the acquisitions are set out below under the section "Acquisitions" on page 63.

     The following table discloses operating results as a percentage of revenue for each of last three financial years and the percentage changes relative to the previous year for each of the last two years. Throughout this discussion, references to 1999 are to the fifteen-month period ended April 30, 1999, and references to 1998 and 1997 are to the years ended January 31, 1998 and January 31, 1997 respectively.

                                          PERCENTAGE OF NET REVENUE
                                  ------------------------------------------             YEAR TO YEAR
                                  FIFTEEN MONTHS                                      PERCENTAGE CHANGE
                                      ENDED        YEAR ENDED    YEAR ENDED    --------------------------------
                                    APRIL 30,      JANUARY 31,   JANUARY 31,     1998 TO           1997 TO
                                       1999           1998          1997           1999             1998
                                  --------------   -----------   -----------   ------------   -----------------
                                                                               (ANNUALISED)
REVENUE
  Product revenue...............        55%            62%           58%            56%               44%
  Maintenance revenue...........        26%            29%           40%            60%               -4%
  Service revenue...............        19%             9%            2%           293%              434%
                                       ----           ----          ----          -----             -----
     TOTAL REVENUE..............       100%           100%          100%            78%               33%
                                       ----           ----          ----          -----             -----
COST OF REVENUE
  Cost of product revenue.......         4%             8%            9%             7%                9%
  Cost of maintenance revenue...         8%             7%           14%            95%              -35%
  Cost of service revenue.......        14%             9%            2%           164%              645%
                                       ----           ----          ----          -----             -----
     TOTAL COST OF REVENUE......        26%            24%           25%            95%               25%
                                       ----           ----          ----          -----             -----
GROSS PROFIT....................        74%            76%           75%            72%               35%
                                       ----           ----          ----          -----             -----
OPERATING EXPENSES
  Research and development......        16%            20%           33%            40%              -19%
  Sales and marketing...........        41%            37%           41%           101%               18%
  General and administrative....        19%             6%           11%           414%              -20%
                                       ----           ----          ----          -----             -----
     TOTAL OPERATING EXPENSES...        76%            63%           85%           113%               -1%
                                       ----           ----          ----          -----             -----
OPERATING (LOSS)/PROFIT.........        -2%            13%          -10%          -125%             -270%
Exceptional item -- fundamental
  restructuring.................        -5%             --            --             --                --
                                       ----           ----          ----          -----             -----
(LOSS)/PROFIT AFTER EXCEPTIONAL
  ITEM..........................        -7%            13%          -10%          -200%             -270%
Interest income.................         2%             3%            2%            39%               48%
Interest expense................         --             --            --            66%              233%
                                       ----           ----          ----          -----             -----
(LOSS)/PROFIT BEFORE TAXATION...        -5%            16%           -8%          -161%             -362%
Taxation........................        -2%            -5%           -2%           -38%              225%
                                       ----           ----          ----          -----             -----
RETAINED (LOSS)/PROFIT
  FOR THE PERIOD................        -7%            11%          -10%          -217%             -243%

  Revenue

     The Company's products are generally licenced to end users pursuant to a licence agreement that restricts the use of the product to a designated number of developers. The Company also offers its customers a broad range of services, including maintenance, support, training and consulting. Maintenance services consist primarily of enhancements and upgrades to products as well as telephone support concerning the use of the Company's products. Training and consulting services are focused on assisting customers in using the Company's products.

     The Company's product and service offerings are focused in four primary solution areas: Application Development Management (or "ADM", which includes MERANT PVCS series), Enterprise Data Connectivity (or "EDC", which includes MERANT DataDirect series), Application Creation and Transformation (or "ACT", which includes MERANT Micro Focus series) and Enterprise Consulting Solutions (or "ECS", which includes MERANT Consulting). These four solution areas are collectively referred to as the Company's key products or solution areas.

     Total revenue for the fifteen-month period ended April 30 1999 increased by GBP 118.5m or 122% to GBP 215.5m relative to the twelve month period ended January 31 1998 and by GBP 23.9m or 33% to GBP 97.0m in 1998. Most of the
1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. Revenue from the business prior to the INTERSOLV Acquisition ("Existing Business") increased by 9% in 1999 on an annualised basis. The increase in 1998 reflected initial worldwide sales of the Company's SoftFactory 2000 and NetExpress products, increased UNIX product sales and revenue from consulting services.

  Revenue by Solution Area

     Total revenue for the fifteen-month period ended April 30 1999 increased by GBP 118.5m or 122% to GBP 215.5m relative to the twelve month period ended January 31 1998 and by GBP 23.9m or 33% to GBP 97.0m in 1998. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. Revenue from Existing Business increased by 9% in 1999 on an annualised basis. The Existing Business increase in fiscal 1998 reflected initial worldwide sales of the Company's SoftFactory 2000 and NetExpress products, increased UNIX product sales and revenue from consulting.

  Product revenue

     Product revenue increased by GBP 57.8m or 96% to GBP 118.2 million relative to 1998, having previously increased by GBP 18.5m or 44% to GBP 60.5m in 1998 relative to 1997. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. Revenue from Existing Business increased by 4% on an annualised basis. Growth in European markets in 1999, more than offset weakness in North American revenue caused by a decrease in the Company's Year 2000 business, the effects of the Company's sales force reorganization and integration issues related to the INTERSOLV acquisition. The increase in revenue in 1998 reflected higher sales of ACT product revenue in all geographies.

  Maintenance revenue

     Maintenance revenue increased by GBP 28.2m or 100% to GBP 56.5m relative to 1998, having previously decreased by GBP 1.3m or 4% to GBP 28.2m in 1998 relative to 1997. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. Revenue from Existing Business increased by 3% in 1999 on an annualised basis. The decrease in 1998 was the result of lower than expected maintenance contract renewals.

  Service revenue

     Service revenue increased by GBP 32.5m or 391% to GBP 40.8m relative to 1998, having previously increased by GBP 6.7m or 434% to GBP 8.3m in 1998 relative to 1997, and represented 19% of total revenue in 1999 (1998: 9%; 1997:
2%). The significant growth in service revenue is attributable to the INTERSOLV Acquisition in 1999 and of Millennium UK Ltd in 1998.

  Geographic revenue

     In 1999, 62% of revenue arose in the U.S.A., compared to 51% in 1998. U.K. revenue increased to 14% of total revenue (1998: 12%). In the fifteen-month period ended April 30, 1999, U.S. revenue increased by 171%, U.K. revenue by 154% and revenue from the rest of the world by 42%. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. The INTERSOLV Acquisition also changed the geographic mix of the Company somewhat.

     There can be no assurance that the market for the Company's products will grow in future periods at its historical rate of growth, that certain segments will not decline, or that the Company will be able to increase or maintain its market share in the future or achieve its historical revenue growth rates.

  Cost of revenue

     Cost of product revenue is comprised principally of the cost of product materials (including the purchase of disks and CDs, transfer of data to electronic media, and printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licencing of certain add-on software products. Such costs increased by GBP 2.4m or 34% to GBP 9.4m for the fifteen-month period ended April 30 1999, having previously increased by GBP 0.6m or 9% to $7.0m in 1998 relative to 1997 and represented 8%, 12% and 15% of product revenue in 1999, 1998 and 1997 respectively. These percentage reductions principally reflect savings in product materials arising from the documentation being supplied on CD-ROM.

     Cost of maintenance revenue is comprised principally of remuneration for technical support personnel. Such costs increased by GBP 10.0m or 143% to GBP 17.0m for the fifteen-month period ended April 30 1999, having previously decreased by GBP 3.7m or 35% to $7.0m in 1998 relative to 1997 and represented 30%, 25% and 36% of maintenance revenue in 1999, 1998 and 1997 respectively.

     Cost of service revenue is comprised principally of remuneration and expenses of training and consulting personnel. Such costs increased by GBP 20.4m or 230% to GBP 29.2m for the fifteen-month period ended April 30 1999, having previously increased by GBP 7.7m or 645% to $8.9m in 1998 relative to 1997 and represented 72%, 107% and 77% of service revenue in 1999, 1998 and 1997 respectively.

  Gross profit

     Gross profit represented 74%, 76% and 75% of revenue in 1999, 1998 and 1997 respectively. The decrease in 1999 primarily reflects proportionately higher maintenance and service revenues.

     The Company's gross margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product and service revenue, and competitive pressures on pricing. Gross margin is also dependent on discounts selectively provided to customers in competitive sales situations. In addition, gross margin may be adversely affected by expansion of the Company's consulting organisation and the ability to deploy its capacity to revenue generating projects. As a result of the above factors, gross margin fluctuations are difficult to predict, and gross margins may decline from current levels in future periods.

  Research and development

     Research and development costs consist principally of remuneration for software developers and related costs, less the proportion of those costs capitalised, plus the charge for amortisation of previously capitalised costs. The Company's high level of research and development spending supports the development and enhancement of new and existing products and is consistent with the Company's strategy of investing heavily to improve and expand its product lines.

     In fiscal 1999 and 1998, research and development has been principally directed towards improvement and enhancements to existing solution areas. Efforts are generally focused in areas of most promise.

     Expenditure on internal software research and development increased by GBP 14.6m or 74% to GBP 34.3m for the fifteen-month period to April 30 1999, having decreased by GBP 4.6m or 19% to GBP 19.7m in 1998 relative to 1997 and represented 16%, 20% and 33% of revenue in 1999, 1998 and 1997 respectively. Most of the 1999 increase was the result of the INTERSOLV acquisition combined with the additional three months in 1999. The decrease in 1998 development expenditure reflect a lower relative cost structure following the restructuring of operations in fiscal 1997.

     In 1999 GBP 5.9m, representing 19% of these costs, were capitalised as software product assets (1998: 32%, 1997: 27%). Provisions for amortisation amounted to GBP 9.7m (1998: GBP 7.8m; 1997: GBP 8.1m) resulting in a net charge to profit and loss in 1999 of GBP 3.8m (1998: GBP 2.1m; 1997: GBP 2.8m).

     The Company believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while the Company will continue to control expenses where possible, the Company anticipates that aggregate research and development expenses will increase over time, and may not be directly related to the level of revenue realised in future quarters.

  Sales and marketing

     Sales and marketing costs include remuneration, travel and facility costs for sales, pre-sales and marketing personnel, and publicity costs such as advertising and trade shows. Such costs increased by GBP 53.7m or 151% to GBP 89.2m for the fifteen-month period ended April 30 1999 relative to the year ended January 31 1998, and by GBP 5.3m or 18% to GBP 35.5m in 1998 relative to 1997 and represented 41% of revenue in 1999 (1998: 37%, 1997: 41%). Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999. In addition, fiscal 1999 includes costs associated with the new corporate name.

     The Company believes that continued investments in sales, marketing, customer support and promotional activities are essential to maintaining its competitive position. The Company is expanding its sales and support staffs and, accordingly, anticipates that sales and marketing expenses will be higher in future periods, but as a function of revenue will decrease.

  General and administrative

     General and administrative costs include the Company's group management, finance, legal and human resources operations. Such costs increased by GBP 34.1m or 543% to GBP 40.4m for the fifteen-month period ended April 30 1999 relative to the year ended January 31 1998, having decreased by GBP 1.6m or 20% to GBP 6.3m in 1998 relative to 1997 and represented 19% of revenue in 1999 (1998: 6%, 1997: 11%.)

     In the current period, the Company adopted Financial Reporting Standard 10 "Goodwill and Intangible Assets" (see under "New accounting standards" in note 1 to the financial statements on page 83). Accordingly, the Company has capitalised goodwill totaling GBP 144.4m in the current period, and amortisation of this balance will be charged to general and administrative costs over the estimated economic life of the goodwill acquired. Amortisation charged in the current period amounted to GBP 21.9m. Exclusive of that charge, general and administrative costs increased by 194% and represent 9% of revenue. Most of the 1999 increase was the result of the INTERSOLV Acquisition combined with the additional three months in 1999.

     The total for 1997 included GBP 1.9m of restructuring costs (see Exceptional items, below). The underlying increase in 1998 reflected higher bonus accruals and staff additions.

     The Company is investing to strengthen its infrastructure and anticipates that general and administrative expenses will increase in future quarters, but decrease as a percentage of revenue.

  Exceptional items

     During the current period the Company provided for costs of GBP 11.9m in connection with a fundamental restructuring of its operations. Following the acquisition of INTERSOLV in September 1998, the senior management of the Company realigned the Company to complete the integration of the combined operations. As part of this realignment, the Company has incurred charges consisting principally of the write-off of redundant or impaired assets and severance costs. Because of the fundamental nature of this reorganisation, the related costs have been disclosed as an exceptional item on the face of the profit and loss account.

     In the year ended January 31 1997 the Company recorded a restructuring charge of GBP 5.2m, representing the costs associated with a workforce reduction of approximately 65 people, facility closures and consolidations, and asset write-downs. Due to the nature of the restructuring, the amounts booked were charged against operating profit.

  Interest income

     Interest earned on cash and short-term investments increased by GBP 1.9m or 74% to GBP 4.4m for the fifteen-month period ended April 30 1999 relative to the year ended January 31 1998 and by GBP 0.8m or 48% to GBP 2.6m in 1998 relative to 1997 and represented 2% of revenue in 1999 (1998: 3%, 1997: 2%.) The increase in 1999 represented the impact of higher cash balances. The increase in 1998 reflected higher average cash balances and also higher investment yields resulting from the investment of funds in money market instruments instead of bank certificates of deposit.

     The Company has a hedging programme to minimise foreign exchange gains or losses, where possible, from recorded foreign-currency denominated assets and liabilities. This programme involves the use of borrowings and forward foreign exchange contracts in certain European currencies, including the euro. No hedging contracts were outstanding at the year end.

  Taxation

     The Company's effective tax rate in the current period is significantly distorted by the impact of provisions for amortisation of goodwill, which is not an allowable expense. (See "General and administrative costs", above) The current period rate is also impacted by corporate profits and losses arising in different tax jurisdictions. The Company's effective tax rate is expected to be significantly impacted by provisions for amortisation of goodwill for the next four years.

     In prior years the effective tax rate was distorted by the impact of disallowable exceptional items, and losses incurred in the United States which can only be offset against profits arising in the U.S. in future periods.

     The income tax returns of certain of the Company's U.S. subsidiary undertakings for the years ended January 31, 1993 to 1997 are under examination by the U.S. Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those years. Any adjustments that may result from this examination are not expected to have a material adverse impact on the Company's consolidated operating results or its financial position.

     An analysis of the charge for income taxes is given in note 10 to the financial statements on page 90.

  Acquisitions

     In the current financial year MERANT completed three acquisitions at a total cost of GBP 165,012,000.

     On May 15, 1998, the Company acquired all of the share capital of its Italian distributor, Micro Focus Italia, s.r.l. ("MF Italia"), for total consideration of approximately GBP 2.6m. The Company made an initial cash payment of GBP 2.4m, with the balance payable in cash, dependent on future results of MF Italia. MF Italia changed its name to MERANT s.r.l. on March 1, 1999.

     On August 13, 1998, the Company acquired all of the share capital of its Australian distributor, Advanced Software Engineering Pty Ltd. ("ASE"), for total consideration of approximately GBP 1.5m. The Company made an initial cash payment of GBP 1.0m, with the balance payable in cash, dependent on future results of ASE. ASE changed its name to MERANT Pty Ltd on February 16, 1999.

     On September 24, 1998, the Company completed the acquisition of INTERSOLV, a U.S. public corporation based in Maryland, and listed on the Nasdaq National Market. INTERSOLV was a provider of software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services are focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal.

     Under the terms of the agreement, each common share of INTERSOLV was exchanged for 0.55 MERANT American Depositary Shares ("ADSs"). In addition, each outstanding option or right to purchase or acquire shares of INTERSOLV common stock was assumed by the Company and became an option or right to purchase or acquire MERANT ADSs, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. The merger was structured as a tax-free reorganization under U.S. tax law. The Company issued approximately 12.6 million new MERANT ADSs (representing approximately
63.1 million new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the transaction represented approximately 46% of MERANT's share capital on a fully-diluted basis.

     Further information on these transactions is given in note 3 to the financial statements on page 86.

     In the year ended January 31 1998 the Company completed two acquisitions.

     On April 30 1997 the Company acquired all of the share capital of Millennium UK Limited ("Millennium"), a privately-held consulting firm, for a consideration of GBP 4.0m paid in a combination of GBP 2.0m in cash and the issue of 747,060 ordinary shares in the Company. Millennium was a consulting and project management services company which brought to MERANT specialised expertise in the estimating, planning and management of Year 2000 compliance projects.

     On January 20 1998 the Company acquired all of the share capital of XDB Systems, Inc ("XDB") in exchange for 1,891,975 ordinary shares in the Company, which represented a value of GBP 8.7m on the date of the acquisition. XDB, a privately-held corporation based in Maryland, USA, was a provider of DB2 database development, maintenance and connectivity solutions.

  Year 2000 considerations

     The Year 2000 problem is the result of the widespread practice since the early days of computing of using only two digits to refer to a year (such as "98" for "1998") instead of four digits in computer systems. When the Year 2000 arrives or the computer system refers to dates after December 31, 1999, such systems will interpret the two digits "00" as "1900" as opposed to "2000". Failure to address this problem could cause results ranging from system failures to erroneous calculations in date-dependent operations for dates falling after December 31, 1999. The Company has instituted various projects to become Year 2000 ready. "Year 2000 ready" as used herein means that the performance or functionality of the Company's internal systems will not be significantly affected by the dates prior to, during and after the Year 2000.

  State of Readiness

     The Company has developed and implemented an enterprise-wide plan to analyse and address potential Year 2000 issues affecting its internal systems, its interaction with third party vendors and suppliers, and its products and services.

     The Company has established a Year 2000 Project Team to implement a comprehensive four-phase Year 2000 readiness plan addressing the Year 2000 readiness of the Company's internal systems. The Year 2000 readiness plan is comprised of four phases (inventory, analysis, remediation and validation phases). The inventory, analysis and remediation stages of the Year 2000 readiness plan have been substantially completed in all material respects with respect to the Company's material internal systems, and the Company expects to substantially complete the validation phase of the plan in all material respects by August 31 1999. The Year 2000 readiness plan covers IT systems (desktop, laptop, servers, routers, hubs, switches, and remote access systems, operating systems, software and critical business systems), non-IT embedded systems (telephone, voice messaging, teleconferencing, data services and equipment, fax, copiers and similar equipment.), facilities (elevators, security systems, card access systems and similar systems), and the Company's vendors and suppliers. As part of the inventory phase, the Company sought confirmation from its material suppliers on the current Year 2000 readiness of their systems and/or their intended time schedule for achieving Year 2000 readiness. During the remainder of calendar 1999, the Company will also be completing, reviewing and updating its contingency and disaster recovery plans and preparing a detailed action plan for the crossover of the Company into the next millennium.

     With respect to its software products, each of the Company's product business units has completed a Year 2000 assessment of its currently offered products. In preparing for the Year 2000 date change, the Company has adopted the Year 2000 compliance standard published by the British Standards Institute
(BSI)--BSI DISC PD2000-1 "A Definition of Year 2000 Conformity Requirements." As a result of this assessment, the Company believes that the vast majority of its currently offered products are Year 2000 compliant, and expects virtually all of its remaining currently offered products to become compliant during calendar 1999 through new releases. In any event, the Company expects that all the then current versions of its offered products will be Year 2000 compliant before the end of calendar 1999. Because Year 2000 compliance is generally integrated into its normal product development activities, the Company has not incurred and does not expect to incur any significant incremental expenses in addressing this issue in its product lines. The Company believes that a small number of customers who receive product support from the Company are operating product versions that may not be Year 2000 compliant or products that the Company has replaced or intends to replace with comparable Year 2000 compliant products. The Company believes that the vast majority of such customers are migrating and will continue to migrate to compliant versions and products through new releases, which the Company is strongly encouraging. In addition, certain former customers may be operating non-compliant versions of products in respect of which the Company's agreed-upon product support and warranty periods have expired. The Company has not undertaken, and does not plan to undertake in the future, an assessment of whether these former customers are taking appropriate steps to address any related Year 2000 issues.

     The Company does not expect customers who licence or migrate to Year 2000 compliant versions of its products to experience any material Year 2000 failures caused by such products. In addition, the Company believes that its licences and other agreements contain customary and appropriate limitations on the Company's obligations with respect to any Year 2000 failures that may be caused by its current or former products. However, there can be no assurance that the Company's expectations and beliefs as to these matters will prove to be accurate. Moreover, the Company's products are used in IT systems containing third-party hardware and software, some of which may not be Year 2000 compliant. Many of the Company's customers use legacy computer systems that are expected to be particularly susceptible to Year 2000 compliance issues. Various commentators have predicted that a significant amount of litigation may arise out of Year 2000 compliance issues. While the Company has not been subject to any Year 2000 product claims or lawsuits to date, there can be no assurance that customers or former customers will not bring claims or lawsuits against the Company seeking compensation for losses associated with Year 2000-related failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on the Company's business, financial condition and results of operations.

     A small number of the products the Company sells are licenced from third parties. Although the current versions of these products have generally been warranted to the Company as being Year 2000 compliant, these products have generally not been subjected to the same extensive Company testing as those products developed or acquired by the Company. The Company is therefore working with these third party suppliers to obtain assurance of Year 2000 compliance. The Company has designated its website as the Company's "Year 2000 Internet Website" under the terms of the Year 2000 Information and Readiness Disclosure Act (the "Act") (S.2392). The information provided on past and present pages on this website regarding the Year 2000 compliance of Company products has been designated as "Year 2000 Readiness Disclosures." The pages on this website have been and will continue to be the Company's primary means for communicating to customers regarding the Year 2000 compliance of its products.

  Demand for Year 2000 Remediation Products and Services

     The Company anticipates that demand in the Year 2000 product and service market will decline, perhaps rapidly, in anticipation of or following the Year 2000, and the demand for the Company's Year 2000 compliance products and services may also decline significantly as a result of new technologies, competition or other factors. In the quarter ended October 31, 1998, the Company's Year 2000 business was affected by customers moving to the later stages of their remediation processes, for which the Company did not have the appropriate products generally available until November, 1998. If these factors were to continue, the Company's licence revenue and professional service fees could be materially and adversely affected.

  Costs and Risks Associated with Year 2000 Issues; Contingency Plans

     The Company currently does not anticipate that it will incur material operating expenses or be required to invest heavily in internal systems improvements as a result of Year 2000 readiness issues. In addition, the Company has not incurred and does not currently expect to incur any significant incremental expenses in addressing this issue in its product and services. Total expenditures, excluding personnel costs of existing staff, related to the Year 2000 readiness of the Company's internal systems is not expected to be material. However, there can be no assurance that the Company will not experience significant additional expenses for unforeseen Year 2000 issues, including those out of the reasonable control of the Company. Although the Company believes that its Year 2000 readiness efforts are designed to appropriately identify and address those Year 2000 issues that are within the Company's control, there can be no assurance that the Company's efforts will be fully effective or that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operations. The novelty and complexity of the issues presented and the Company's dependence on the preparedness of third parties are among the factors that could cause the Company's efforts to be less than fully effective. Moreover, Year 2000 issues present many risks that are simply beyond the Company's control, such as the potential effects of Year 2000 issues on the economy in general and on the Company's business partners and customers in particular. The Company intends to continue to evaluate both existing and newly identified Year 2000 risks and to develop and implement such further responsive measures as it deems appropriate.

     The Company is developing a contingency plan and a disaster recovery plan, as well as an action plan for the crossover of the Company into the next millenium. Such plans seek to minimise the impact of the Year 2000 problem on the Company's business, financial condition and results of operations. During the remainder of calendar 1999, the Company will be reviewing and updating such plans.

  Euro considerations

     With effect from January 1 1999 eleven of the fifteen member countries of the European Union adopted the euro as their legal currency. From that date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. With effect from May 1 1999 the Company's internal systems have the ability to price and invoice customers in the euro. The Company is also engaging in foreign exchange and hedging activities in the euro. The Company will continue to modify the internal systems that will be affected by this conversion during fiscal 2000, and does not expect the costs of further system modifications to be material. There can be no assurance, however, that the Company will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company will continue to evaluate the impact of the introduction of the euro on its foreign exchange and hedging activities, functional currency designations, and pricing strategies in the new economic environment. In addition, the Company faces risks to the extent that banks and vendors upon whom the Company relies and their suppliers are unable to make appropriate modifications to support the Company's operations with respect to euro transactions. While the Company will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon the Company's business, financial condition or results of operations.

  Factors that may influence future operating results

     The following comments are included in both the U.S. and U.K. format of the Management's Discussion and Analysis in this Annual Report in accordance with the U.S. Private Securities Litigation Reform Act 1995. For more information on U.S. Securities Law Matters see page 106.

     The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. This section of the discussion highlights some of these risks and the possible impact of these factors on future results of operations.

     The factors set forth below as well as statements made elsewhere in the Company's Annual Report and these financial statements contain certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. The Company's actual results, performance or achievements in the remainder of fiscal 2000 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in this section below, as well as those discussed elsewhere in the Company's Annual Report and these financial statements. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of the Company's Annual Report. For more information regarding forward-looking statements, see Further Information for Shareholders--Special Note on Forward-Looking Statements on page 106 of this Report.

     Year 2000 Spending Policies. Many of our customers and potential customers could potentially implement policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. If companies implement such a policy, we could experience lower revenues if potential customers who might otherwise purchase our products or services delay purchases until after January 1, 2000 in an effort to stabilize their internal computer systems in order to cope with the Year 2000 problem or because their information technology budgets have been diverted to address Year 2000 issues. If our potential customers delay purchasing our products and services in preparation for Year 2000 problem, our business could be seriously harmed.

     Integration of INTERSOLV; Synergies. In September 1998, the Company acquired all the share capital of INTERSOLV. The Company acquired INTERSOLV with the expectation that the acquisition will result in long-term strategic benefits. Realization of these anticipated benefits depends in part on whether the operations and administration of the companies are fully integrated in an efficient and effective manner. There can be no assurance that this will occur. The combined company's integration efforts have yet to be fully completed and are still ongoing. The successful integration of MERANT and INTERSOLV will require, among other things, integration of the product offerings of the companies, sales and marketing and research and development efforts, the cooperation and coordination of the business managers of the two companies, and the integration of globally dispersed operations. It is possible that this integration will not be accomplished smoothly or successfully, and that efforts to achieve integration may require more time, expense and management attention than anticipated. The diversion of management's attention from day-to-day operations and any difficulties encountered in the integration process could have a material adverse effect on the Company's business, financial condition and results of operations. If the integration of the Company's and INTERSOLV's operations is not successful, if the combined companies do not achieve the operational efficiencies and other business synergies that are anticipated or if those synergies are not achieved as quickly as may be expected by financial analysts or at the level expected by financial analysts, or if the effect of the merger on earnings per share is not in line with the expectation of financial analysts, the market price of the MERANT ordinary shares or the MERANT ADSs could be significantly and adversely affected.

     Fluctuations in Operating Results; Absence of Significant Backlog. The Company's future operating results are subject to quarterly and annual fluctuations due to a variety of factors, including demand for the Company's products, the size and timing of customer orders and the lengthy sales cycle, product life cycles, the ability of the Company to introduce and market new and enhanced versions of the Company's products on a timely basis, the introduction and acceptance of new products and product enhancements by the Company or its competitors, customer order deferrals in anticipation of new or enhanced products or technologies, the timing of product introductions or enhancements by the Company or its competitors, technological changes in the software industry, changes in the mix of distribution channels through which the Company's products are offered, purchasing patterns of distributors and retailers, including customer budgeting cycles, the quality of products sold, price and other competitive conditions in the industry, changes in the Company's level of operating expenses, changes in the Company's sales incentive plans, the cancellation of licences during the warranty period, non-renewal of maintenance agreements, the effects of extended payment terms (particularly for international customers), economic conditions generally or in various geographic areas, and other factors discussed in this section.

     A relatively high percentage of the Company's operating expenses is fixed over the short term and if anticipated revenue for a fiscal quarter does not occur or is delayed, the operating results for that quarter will be immediately and adversely affected. The Company historically has operated with little product backlog, because its products are generally shipped as orders are received. As a result, revenue of the Company in any quarter will depend on the volume and timing of, and the ability to fill, orders received in that quarter. In addition, a substantial portion of the Company's revenue for most quarters is booked and shipped in the last month of the quarter such that the magnitude of the quarterly fluctuations may not become evident until late in or even at the end of the particular quarter.

     Seasonality of Operating Results. The Company's revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, the Company has historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. The Company typically has recognised a high proportion of its quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of the Company's expenses do not vary with revenue. Due to all of the foregoing factors, it is possible that in some future quarters the Company's operating results will be below the expectations of stock market analysts and investors and that the Company's share price would be materially adversely affected.

     Product Concentration. A large portion of the Company's revenue is derived from products and related services for mainframe application development in the COBOL language and COBOL compilers running on workstations and personal computers. The Company expects that a substantial portion of its revenue will be derived from such products and services in the future. As a result, the Company's future operating results depend upon continued market acceptance and use of the COBOL language. Any decline in the demand for or market acceptance or use of the COBOL language or mainframes as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, financial condition and results of operations.

     Year 2000 Business and Compliance Issues. Information concerning the Company's state of Year 2000 readiness, the demand for its Year 2000 remediation products and services, the costs associated with its Year 2000 issues and its contingency plans, and the Company's state of euro readiness are incorporated herein by reference to the information included above in these financial statements under the captions entitled "Year 2000 considerations" and "Euro considerations" in the "Management's Discussion and Analysis of Results of Operations and Financial Condition" section.

     Rapid Technological Change; Dependence on New Products. The Company is in a market that is subject to rapid technological change. The Company must continually adapt to that change by improving its products and introducing new products, technologies and services. The growth and financial performance of the Company will depend in part on its ability, on a timely and cost-effective basis, to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions. The Company's ability to develop and market enhancements of existing products and new products depends in part on its ability to attract and retain qualified employees. In the past, the Company has experienced delays and increased expenses in developing certain new products. Any failure by the Company to anticipate or respond adequately to changes in technology and market conditions, to complete product development and introduce new products on a timely basis and with an adequate level of performance and functionality, or to attract and retain qualified employees, could materially adversely affect the Company's business, financial condition and results of operations. to new or emerging technologies, or devote greater resources to the promotion and sale of their products than can the Company. There can be no assurance that other companies will not develop competitive products in the future. In addition, the software industry is characterised generally by low barriers to entry, as a result of which new competitors possessing technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, there can be no assurance that the Company will be able to compete effectively in the future in the professional services market.

     Susceptibility to General Economic Conditions. The Company's revenue and results of operations are subject to fluctuations in the general economic conditions in the various areas of the world in which it does business. The risks inherent in conducting international business generally include exposure to exchange rate fluctuations (see the section entitled "Exchange rate fluctuations" below), longer payment cycles, greater difficulties in debt collection and enforcing agreements, tariffs and other restrictions on foreign trade, export requirements, economic and political instability, withholding and other tax consequences, restrictions on repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain countries in which the Company's products may be marketed may not protect the Company's intellectual property rights to the same extent, as do the laws of the United States and Europe. There can be no assurance that the factors described above will not have an adverse effect on the Company's future international revenue.

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

     Management of Growth. Both the Company and INTERSOLV have recently experienced a period of rapid growth in revenue. This growth has placed a significant strain on the financial, management, operational and other resources of the combined companies, and if it continues is expected to continue to place a significant strain on the Company's financial, management, operational and other resources. There can be no assurance that the Company's management personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations.

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

     Recent and Future Acquisitions. The challenges of integrating the organizations and operations of the Company and INTERSOLV have been compounded by ongoing efforts associated with the integration of recent acquisitions by both companies, including the acquisitions by the Company of Millennium UK Limited in April 1997, XDB Systems, Inc. in January 1998, Micro Focus Italia S.r.L. in May 1998 and Advanced Software Engineering Pty. Ltd. in August 1998 and the acquisition by INTERSOLV of SQL Software, Ltd. in March 1998. The Company also acquired Essential Software, Inc. (trading as The Marathon Group) in August 1999. The Company is still in the process of integrating the operations acquired in these transactions with its own. There can be no assurance that the anticipated benefits of recently concluded business combinations will be realised. In addition, these acquisitions have required significant additional management resources and attention. The Company expects to continue growing its business through acquisitions. If the Company is unsuccessful in integrating and managing the recently acquired businesses or other businesses it may acquire in the future, the Company's business, financial condition and results of operations could be adversely affected in future periods.

     Enforceability of U.S. Judgments. The Company is a public limited company organised under the laws of England and Wales. Judgments of U.S. courts, including judgments against the Company, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

  Derivatives and other financial instruments

     MERANT's principal financial instruments, other than derivatives, comprise bank loans, cash and short-term deposits. The main purpose of these financial instruments is to fund the operations of the business. The Company has various other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations.

     MERANT also enters into derivative transactions (principally forward currency contracts). The purpose is to manage the currency risks arising from the group's operations and its sources of finance.

     It is, and has been throughout the period under review, the group's policy that no trading in financial instruments shall be undertaken.

     The main risks arising from the group's operations are liquidity risk and foreign currency risk. The board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged during the period under review.

     Liquidity risk

     The group's objective is to maintain a balance between maximisation of investment returns and liquidity by restriction of the permitted investments and the duration to maturity of those investments.

     Foreign currency risk

     As a result of the significant investment in overseas operations, the group's balance sheet can be significantly affected by movements in foreign currency exchange rates. The group seeks to mitigate the effect of this structural currency exposure by entering into foreign exchange hedges. In managing its structural currency exposures, the group's objectives are to maintain a low cost of borrowings and to retain some potential for currency-related appreciation while partially hedging against currency depreciation. No hedging contracts were outstanding at April 30, 1999.

     The group also has transactional currency exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency. The group uses its multi-currency bank facility to minimise such currency exposures.

  Exchange rate fluctuations

     MERANT prepares separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's revenue arises in U.S. dollars (approximately two-thirds in 1999), whereas its costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on the Company's operating results, notably when expressed in G.B. pounds.

     In 1999, 1998 and 1997, fluctuations between the U.S. dollar and the G.B. pound have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

  Liquidity and capital resources

     MERANT continues to fund its activities through cash from operating activities. In 1999 cash provided by operating activities was GBP 33.9m (1998:
GBP 17.8m).

     In 1999 MERANT invested GBP 8.9m (1998: GBP 8.3m) in computer equipment and other tangible fixed assets and GBP 5.9m (1998: GBP 5.7m) in software product assets.

     Investment in 1998 included GBP 2.7m in connection with the relocation of the Company to new U.S. facilities in Mountain View, California and Wayne, Pennsylvania, and GBP 3.2m for the installation and implementation of new internal recording and reporting systems.

     Net of these expenditures, cash and short-term investments increased by GBP 23.9m to GBP 75.4m (1998: increased by GBP 6.8m to GBP 51.5m).

     The Company has in place a line of credit under the terms of which unsecured financing of up to GBP 5.0m is available until January 2001.

     At April 30 1999 borrowings totalling GBP 1.7m had been made against this line of credit (January 31 1998: GBP 1.0m).

     MERANT believes it is important to maintain a conservative capital structure and a strong cash position. Cash is primarily invested in liquid money market investments. The Company's investment policy is designed to minimise risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralised, although some cash is held at various subsidiaries around the world to meet local operating requirements. All cash is freely remittable.

     The Company believes that existing cash balances in combination with internally generated funds and its available bank lines of credit will be more than sufficient to meet cash requirements in 2000.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999
                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                   UK FORMAT

                                                    FIFTEEN MONTHS ENDED
                                                        APRIL 30 1999
                                             -----------------------------------   YEAR ENDED   YEAR ENDED
                                             CONTINUING   ACQUISITIONS             JANUARY 31   JANUARY 31
                                             OPERATIONS     (NOTE 3)      TOTAL       1998         1997
                                     NOTES     GBP'000       GBP'000     GBP'000    GBP'000      GBP'000
                                     -----   ----------   ------------   -------   ----------   ----------
REVENUE
  Product revenue..................            78,446        39,799      118,245     60,480       42,020
  Maintenance revenue..............            36,452        20,002       56,454     28,233       29,516
  Service revenue..................            17,670        23,104       40,774      8,302        1,553
                                              -------        ------      -------     ------       ------
     TOTAL REVENUE.................    2      132,568        82,905      215,473     97,015       73,089
                                              -------        ------      -------     ------       ------
COSTS OF REVENUE
  Cost of product revenue..........             6,302         3,063        9,365      6,990        6,406
  Cost of maintenance revenue......            10,940         6,058       16,998      6,984       10,703
  Cost of service revenue..........            12,353        16,894       29,247      8,861        1,189
                                              -------        ------      -------     ------       ------
     TOTAL COST OF REVENUE.........            29,595        26,015       55,610     22,835       18,298
                                              -------        ------      -------     ------       ------
GROSS PROFIT.......................           102,973        56,890      159,863     74,180       54,791
                                              -------        ------      -------     ------       ------
OPERATING EXPENSES
  Research and development.........    4       25,459         8,860       34,319     19,679       24,299
  Sales and marketing..............            55,735        33,426       89,161     35,477       30,146
  General and administrative.......    5       25,980        14,432       40,412      6,288        7,854
                                              -------        ------      -------     ------       ------
     TOTAL OPERATING EXPENSES......           107,174        56,718      163,892     61,444       62,299
                                              -------        ------      -------     ------       ------
OPERATING (LOSS)/PROFIT............    6       (4,201)          172       (4,029)    12,736       (7,508)
Exceptional item -- fundamental
  restructuring....................    8                                 (11,831)        --           --
                                                                         -------     ------       ------
(LOSS)/PROFIT AFTER EXCEPTIONAL
  ITEM.............................                                      (15,860)    12,736       (7,508)
Interest income....................                                        4,433      2,551        1,720
Interest expense...................    9                                    (145)       (70)         (21)
                                                                         -------     ------       ------
(LOSS)/PROFIT BEFORE TAXATION......                                      (11,572)    15,217       (5,809)
Taxation...........................   10                                  (3,707)    (4,791)      (1,472)
                                                                         -------     ------       ------
RETAINED (LOSS)/PROFIT FOR THE
  PERIOD...........................                                      (15,279)    10,426       (7,281)
                                                                         =======     ======       ======
(LOSS)/EARNINGS PER SHARE: BASIC...   11                                  (14.3p)     14.0p       (10.2p)
(LOSS)/EARNINGS PER SHARE: DILUTED.   11                                  (14.3p)     13.3p       (10.2p)
                                                                         -------     ------       ------

- ---------------

NOTE: Share and per share data for prior periods has been restated to comply with FRS 14 -- Earnings Per Share (see note 1 on page 82) and to reflect the 5-for-1 sub-division of the Company's ordinary shares, which took effect on March 13, 1998 (see note 25 on page 102).

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                           CONSOLIDATED BALANCE SHEET
                                   UK FORMAT

                                                                      APRIL 30   JANUARY 31
                                                                        1999        1998
                                                              NOTES   GBP'000     GBP'000
                                                              -----   --------   ----------
FIXED ASSETS
  Intangible fixed assets...................................   12     133,976      12,394
  Tangible fixed assets.....................................   13      28,633      23,836
  Investments...............................................   14       4,691       4,886
                                                                      -------      ------
     TOTAL FIXED ASSETS.....................................          167,300      41,116
                                                                      -------      ------
CURRENT ASSETS
  Stocks....................................................   15       1,780         317
  Debtors...................................................   16      77,887      30,873
  Cash and bank deposits....................................           75,394      51,518
                                                                      -------      ------
     TOTAL CURRENT ASSETS...................................          155,061      82,708
                                                                      -------      ------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR..............   17      92,691      46,513
                                                                      -------      ------
NET CURRENT ASSETS..........................................           62,370      36,195
                                                                      -------      ------
     TOTAL ASSETS LESS CURRENT LIABILITIES..................          229,670      77,311
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR.....   18           6          12
PROVISIONS FOR LIABILITIES AND CHARGES......................   21      12,555       6,407
                                                                      -------      ------
NET ASSETS..................................................          217,109      70,892
                                                                      =======      ======
CAPITAL AND RESERVES
  Called up share capital...................................            2,873       1,588
  Share premium account.....................................          189,261      30,196
  Profit and loss account...................................           24,975      39,108
                                                                      -------      ------
     TOTAL SHAREHOLDERS' FUNDS..............................          217,109      70,892
                                                                      =======      ======


The financial statements on pages 72 to 102 were approved by the Board of directors on August 4 1999


Gary Greenfield                            J. Michael Gullard
Director                                   Director




     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                        CONSOLIDATED CASH FLOW STATEMENT
                                   UK FORMAT

                                                                          YEAR ENDED   YEAR ENDED
                                                              APRIL 30    JANUARY 31   JANUARY 31
                                                                1999         1998         1997
                                                              GBP'000      GBP'000      GBP'000
                                                             ---------    ----------   ----------
NET CASH INFLOW FROM OPERATING ACTIVITIES (NOTE I)..........    33,864      17,767       12,135
                                                               -------     -------       ------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
  Interest received.........................................     4,433       2,519        1,803
  Interest paid.............................................      (145)        (70)         (21)
                                                               -------     -------       ------
NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF
  FINANCE...................................................     4,288       2,449        1,782
                                                               -------     -------       ------
TAXATION
  U.K. corporation tax refunded (paid)......................     1,297        (599)         (88)
  Overseas tax refunded/(paid)..............................      (582)       (262)          70
                                                               -------     -------       ------
TAX PAID....................................................       715        (861)         (18)
                                                               -------     -------       ------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
  Purchase of tangible fixed assets.........................    (8,906)     (8,263)      (2,500)
  Capitalised software product assets.......................    (5,853)     (5,688)      (5,258)
  Investment in own shares..................................       195         748           --
  Disposal of tangible fixed assets.........................        --         447          546
                                                               -------     -------       ------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT................................................   (14,564)    (12,756)      (7,212)
                                                               -------     -------       ------
ACQUISITIONS AND DISPOSALS
  Investment in subsidiary undertakings.....................    16,048      (2,000)          --
  Net cash acquired with subsidiaries.......................   (17,928)        961           --
                                                               -------     -------       ------
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS............    (1,880)     (1,039)          --
                                                               -------     -------       ------
CASH INFLOW BEFORE FINANCING................................    22,423       5,560        6,687
                                                               -------     -------       ------
FINANCING
  Issue of ordinary shares..................................     2,139       1,517          138
  Expenses attributable to issue of ordinary shares.........    (2,654)         --           --
  Capital element of finance lease obligations..............        (9)        (65)        (131)
  Bank loan.................................................       689       1,007           --
                                                               -------     -------       ------
NET CASH INFLOW FROM FINANCING..............................       165       2,459            7
                                                               -------     -------       ------
INCREASE IN CASH............................................    22,588       8,019        6,694
                                                               =======     =======       ======

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                   NOTES TO CONSOLIDATED CASH FLOW STATEMENT
                                   UK FORMAT

                                                             FIFTEEN MONTHS
                                                                 ENDED        YEAR ENDED   YEAR ENDED
                                                                APRIL 30      JANUARY 31   JANUARY 31
                                                                  1999           1998         1997
                                                                GBP'000        GBP'000      GBP'000
                                                             --------------   ----------   ----------
(i) RECONCILIATION OF OPERATING PROFIT TO "NET CASH INFLOW
  FROM OPERATING ACTIVITIES"
Operating (loss)/profit....................................      (4,029)        12,736       (7,508)
Depreciation charges.......................................       8,512          4,534        5,655
Amortisation charges.......................................      30,390          7,765        8,067
Loss on sale of tangible fixed assets......................       3,032             72          221
Exceptional item...........................................      (6,918)            --           --
(Increase)/decrease in stocks..............................      (1,419)           154        1,171
(Increase)/decrease in debtors.............................      (7,229)       (14,460)       8,012
Increase/(decrease) in creditors...........................      11,525          6,966       (3,483)
                                                                 ------        -------       ------
NET CASH INFLOW FROM OPERATING ACTIVITIES..................      33,864         17,767       12,135
                                                                 ------        -------       ------
(ii) RECONCILIATION TO NET FUNDS
Increase in cash in the period.............................      22,588          8,019        6,694
Cash inflow/(outflow) from increase/(decrease) in debt and
  lease financing..........................................        (680)          (942)         131
                                                                 ------        -------       ------
                                                                 21,908          7,077        6,825
Translation difference.....................................       1,288         (1,226)        (941)
                                                                 ------        -------       ------
                                                                 23,196          5,851        5,884
                                                                 ------        -------       ------
Net funds, beginning of period.............................      50,493         44,642       38,758
                                                                 ------        -------       ------
NET FUNDS, END OF PERIOD...................................      73,689         50,493       44,642
                                                                 ======        =======       ======

                                                         BALANCES                             BALANCES
                                                        AT JANUARY    CASH     EXCHANGE     AT APRIL 30,
                                                         31, 1998     FLOW    DIFFERENCES       1999
                                                        ----------   ------   -----------   ------------
(iii) ANALYSIS OF NET FUNDS:
Cash..................................................    51,518     22,588      1,288         75,394
Short term loans......................................    (1,007)      (689)     --            (1,696)
Finance lease obligations.............................       (18)         9      --                (9)
                                                          ------     ------      -----         ------
                                                          50,493     21,908      1,288         73,689
                                                          ------     ------      -----         ------

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                             COMPANY BALANCE SHEET
                                   UK FORMAT

                                                                      APRIL 30   JANUARY 31
                                                                        1999        1998
                                                              NOTES   GBP'000     GBP'000
                                                              -----   --------   ----------
FIXED ASSETS
  Tangible fixed assets.....................................   13       2,945       2,971
  Investments...............................................   14     206,479      45,086
                                                                      -------      ------
     TOTAL FIXED ASSETS.....................................          209,424      48,057
                                                                      -------      ------
CURRENT ASSETS
  Amounts owed by subsidiary undertakings...................            9,353       8,989
  Other debtors.............................................               --          40
  Cash and bank deposits....................................               68         738
                                                                      -------      ------
     TOTAL CURRENT ASSETS...................................            9,421       9,767
                                                                      -------      ------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
  Amounts owed to subsidiary undertakings...................            7,548       9,153
  Trade creditors...........................................                3          69
  Corporation tax...........................................               --          63
  Accrued expenses..........................................              580         206
                                                                      -------      ------
NET CURRENT ASSETS..........................................            1,290         276
                                                                      -------      ------
     TOTAL ASSETS LESS CURRENT LIABILITIES..................          210,714      48,333
PROVISIONS FOR LIABILITIES AND CHARGES......................   21          --          19
                                                                      -------      ------
NET ASSETS..................................................          210,714      48,314
                                                                      =======      ======
CAPITAL AND RESERVES
  Called up share capital...................................            2,873       1,588
  Share premium account.....................................          189,261      30,196
  Profit and loss account...................................           18,580      16,530
                                                                      -------      ------
     TOTAL SHAREHOLDERS' FUNDS..............................          210,714      48,314
                                                                      =======      ======


The financial statements on pages 72 to 102 were approved by the Board of directors on August 4 1999


Gary Greenfield                              J. Michael Gullard
Director                                     Director

This is the balance sheet of MERANT plc, the holding company of the MERANT group of companies, which is presented in accordance with section 226 of the Companies Act 1985 of Great Britain. No profit or loss account is presented for MERANT plc as provided by section 230 of the same Act.

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                   UK FORMAT

                                                        FIFTEEN MONTHS ENDED   YEAR ENDED   YEAR ENDED
                                                              APRIL 30         JANUARY 31   JANUARY 31
                                                                1999              1998         1997
                                                              GBP'000           GBP'000      GBP'000
                                                        --------------------   ----------   ----------
(Loss)/profit for the period..........................        (15,279)           10,426       (7,281)
Currency translation adjustment.......................          1,146            (1,122)      (1,920)
                                                              -------            ------       ------
     TOTAL RECOGNISED GAINS AND LOSSES FOR THE
       PERIOD.........................................        (14,133)            9,304       (9,201)

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                        MOVEMENT IN SHAREHOLDERS' FUNDS
                                   UK FORMAT

                                         ORDINARY SHARES OF 2P EACH:
                                        -----------------------------    SHARE    RETAINED
                                        AUTHORISED   ISSUED    AMOUNT   PREMIUM   EARNINGS    TOTAL
                                           '000       '000     GBP'000  GBP'000   GBP'000    GBP'000
                                        ----------   -------   ------   -------   --------   -------
BALANCE, JANUARY 31 1996..............    82,500      75,720   1,514     17,936    50,737     70,187
Increase in authorised share
  capital.............................    30,000          --      --         --        --         --
Share options exercised...............        --         120       3        135        --        138
(Loss) for the year...................        --          --      --         --    (7,281)    (7,281)
Currency translation adjustment.......        --          --      --         --    (1,920)    (1,920)
                                         -------     -------   -----    -------   -------    -------
BALANCE, JANUARY 31 1997..............   112,500      75,840   1,517     18,071    41,536     61,124
Issued on acquisitions................        --       2,635      52     10,627        --     10,679
Goodwill arising on acquisitions......        --          --      --         --   (11,732)   (11,732)
Share options exercised...............        --         940      19      1,498        --      1,517
Profit for the year...................        --          --      --         --    10,426     10,426
Currency translation adjustment.......        --          --      --         --    (1,122)    (1,122)
                                         -------     -------   -----    -------   -------    -------
BALANCE, JANUARY 31 1998..............   112,500      79,415   1,588     30,196    39,108     70,892
Increase in authorised share capital..    99,500          --      --         --        --         --
Issued on acquisitions................        --      63,084   1,262    159,603        --    160,865
Acquisition costs.....................        --          --      --     (2,654)       --     (2,654)
Share options exercised...............        --       1,174      23      2,116        --      2,139
(Loss) for the period.................        --          --      --         --   (15,279)   (15,279)
Currency translation adjustment.......        --          --      --         --     1,146      1,146
                                         -------     -------   -----    -------   -------    -------
BALANCE, APRIL 30 1999................   212,000     143,673   2,873    189,261    24,975    217,109
                                         -------     -------   -----    -------   -------    -------

- ---------------
NOTES:  1. The authorised share capital was increased by  GBP 1,990,000 by the creation of 99,500,000 ordinary shares of 2p each

        2. The issued ordinary shares are allotted, called up and fully paid.

        3. MERANT plc has been authorised by its members to make market purchases of its own shares (within the meaning of section 163(3) of the Companies Act 1985).

        4. Share data for prior periods has been restated to reflect the 5-for-1 sub-division of The Company's ordinary shares, which took effect on March 13, 1998 (see note 25 on page 102).

The cumulative value of goodwill written off on acquisitions between December 23 1989 and April 30 1999 was GBP 11,732,000 (January 31 1998: GBP 11,732,000).

     The notes on pages 79 to 102 form part of these financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                       NOTES TO THE FINANCIAL STATEMENTS
                                   UK FORMAT

     The statutory financial statements of MERANT plc ("the Company"), within the meaning of section 240 of the Companies Act 1985 of Great Britain, for the accounting period ended April 30 1999, are contained on pages 72 to 102.

     On November 30 1998, the Company announced a change of its financial year end and accounting reference date to April 30 from January 31. Consequently, the results shown in this report are for the fifteen-month period ended April 30 1999; comparative figures are for the twelve month periods ended January 31, 1998 and 1997.

     On February 16, 1999, the Company changed its corporate name from Micro Focus Group Plc to MERANT plc.

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

  Basis of preparation

     The financial statements have been prepared under the historical cost convention and in accordance with applicable U.K. Accounting Standards, which, as applied by MERANT, differ in certain respects from U.K. GAAP, particularly as to the treatment of acquisitions and goodwill and the presentation of certain items in the financial statements.

     Certain reclassifications of data presented in the 1998 and 1997 financial statements and related notes amounts have been made to conform with the 1999 presentation. Specifically, the presentation of revenue and cost of revenue in the profit and loss account has been expanded to analyse service revenue and related direct costs between maintenance and other services. The results of operations of the Company are not affected by this changed presentation.

  Basis of consolidation

     The consolidated financial statements are those of MERANT plc and all of its subsidiary undertakings (collectively "MERANT") for the accounting period ended April 30 1999. All significant inter-company balances and transactions have been eliminated on consolidation.

     Acquisitions are accounted for using the acquisition method of accounting. Accordingly the profit and loss account and cash flow statement include the results and cash flows for the period of ownership. The cost of acquisition represents the cash value of the consideration and/or the market value of the shares issued on the date the offer became unconditional, plus expenses. The purchase consideration is allocated between the identifiable tangible assets and liabilities on the basis of fair value at the date of acquisition. The excess is attributed to goodwill and is amortised over its estimated economic life.

  Revenue recognition

     Product revenue: the Company's standard end user licence agreement for the Company's products provides for an initial fee to use the product.

     The Company also enters into other types of licence agreement, typically with major end user customers, which allow for the use of the Company's products, usually restricted by the number of employees, the number of users, or the licence term. Fees from licences are recognised as revenue upon product shipment, provided a signed agreement is in place, fees are fixed or determinable, and collection of the resulting debt is deemed probable. Fees from licences sold together with consulting services are generally recognised upon shipment provided that the above criteria have been met and payment of the licence fees is not dependent

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

upon the performance of the consulting services. In instances where the aforementioned criteria have not been met, both the licence and consulting fees are recognised under the percentage of completion method of contract accounting. The Company provides for sales returns based on historical rates of return.

     Maintenance revenue: maintenance agreements generally call for the Company to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognised over the term of the support agreement on a pro-rata basis. Payment for maintenance fees are generally made in advance and are nonrefundable.

     Service revenue: The Company provides consulting and education services to its customers. Revenue from such services is generally recognised as the services are performed.

  Software product assets -- development costs

     Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, further development costs incurred are capitalised as software product assets.

     Software purchased for inclusion in the MERANT product set, including software acquired on acquisitions, is also included in software product assets.

     Software product assets are amortised using the straight line method over the estimated economic life of the products, which in most cases is assumed to be three or four years. Where a shortfall in future revenue from a product is anticipated, amortisation is accelerated. Software product assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable.

     Amortisation of software product assets is included in research and development costs.

  Goodwill

     Goodwill is stated at cost, less accumulated amortisation. Cost represents the excess of amounts paid on the acquisition of businesses over the aggregate fair value of the net assets acquired. Amortisation is computed using the straight-line method over the estimated economic life of the asset. The estimated life will depend on the length of the future period expected to benefit from the purchase. Present estimated economic lives are between three and five years. Goodwill is reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable.

     Prior to January 31 1998 goodwill was written off directly to reserves as incurred.

     If a subsidiary or business is subsequently sold or closed, any goodwill arising on acquisition that was written off directly to reserves or has not been fully amortised through the profit and loss account is taken into account in determining the profit or loss on the sale or closure.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Tangible fixed assets

     Tangible fixed assets are stated at cost less accumulated depreciation and amortisation. Depreciation and amortisation is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Freehold office buildings................................             40 years
Leasehold improvements...................................  over the lease term
Computer equipment.......................................            3-5 years
Office equipment.........................................           7-11 years
Transportation equipment.................................            3-4 years

  Leasing

     Leases which transfer substantially all the risks and rewards of ownership of an asset to MERANT are capitalised as fixed assets. The amount capitalised is the net present value of the future lease payments, this sum also being treated as a liability. Depreciation on such leased assets is provided at rates calculated to write off the capitalised cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

     Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.

  Deferred taxation

     Deferred taxation is provided on the liability method on all timing differences to the extent that they are expected to reverse in the future without being replaced, calculated at the rate at which it is anticipated the timing differences will reverse.

  Stocks

     Stocks, consisting principally of diskettes and technical manuals, are stated at the lower of cost and net realisable value, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancellable licence agreements prior to delivery, are included in stocks and charged to income when the related revenue is recognised.

  Cash and bank deposits

     Cash and bank deposits includes cash placed on deposit where the maturity date is between three and twelve months from the initial date of deposit. All such cash balances are repayable on demand and can be withdrawn at any time without notice or penalty.

  Investments

     Investments are recorded at cost less any provision for impairment.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Derivative instruments

     MERANT uses forward foreign currency contracts to reduce exposure to changes in foreign exchange rates. The criteria for forward foreign currency contracts are:

     - the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified

     - it must involve the same currency as the hedged item (except that euros may be used to hedge the currencies directly linked to the euro by fixed rates)

     - it must reduce the risk of foreign currency exchange movements on the group's operations.

     The rates under such contracts are used to record the hedge item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities.

  Translation of foreign currencies

     MERANT's policy on foreign currency translation complies with Statement of Standard Accounting Practice No. 20 "Foreign Currency Translation".

     Assets and liabilities denominated in currencies other than G.B. pounds are translated at exchange rates in effect at balance sheet date. Revenue, costs and expenses are translated using average rates.

     Translation adjustments resulting from the process of translating financial statements denominated in currencies other than G.B. pounds are dealt with through reserves.

  Earnings/(loss) per share

     Basic earnings/(loss) per share is computed in accordance with Financial Reporting Standard ("FRS") 14, and is computed as the profit/(loss) for the period after taxation, divided by the weighted average number of ordinary shares outstanding during the period, excluding shares held by the employee share ownership trust (see note 14, below).

     Diluted earnings per share is computed based on basic earnings/(loss) per share, as adjusted for shares issuable upon exercise of dilutive share options. The computation assumes the proceeds from the exercise of dilutive share options are used to repurchase the Company's ordinary shares at their average market price during each period.

  Pensions

     MERANT has entered into arrangements under which it makes defined contributions to personal pension schemes operated by its employees. Contributions, which are independently administered by insurance companies and other financial institutions, are charged to income in the year in which they become payable.

  New accounting standards

     During 1997 and 1998 the Accounting Standards Board has issued five new accounting standards with which the Company is required to comply with effect from this financial year.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     FRS 10 "Goodwill and Intangible Assets" requires, inter alia, that goodwill arising as part of a business acquisition, which previously could be written off directly to reserves, is instead capitalised as an intangible fixed asset, and amortised over its estimated useful life, such amortisation being charged through the profit and loss account. As set out in note 3, below, the Company has recorded goodwill on acquisitions made during the current period. The amounts of goodwill capitalised are shown in note 12, below. The Company has charged amortisation on such goodwill to general and administrative costs, as shown in note 5, below.

     FRS 11 "Impairment of Fixed Assets and Goodwill" requires that where the value of fixed assets or goodwill may have been impaired, such values should be reviewed and any impairment losses written off in the profit and loss account. The Company has not recorded any impairment losses in the current period.

     FRS 12 "Provisions and Contingencies" sets out detailed rules on the recognition, measurement and disclosure of provisions and contingencies. The provision for restructuring has been reclassified in accordance with this standard.

     FRS 13 "Derivatives and Other Financial Instruments -- Disclosures" requires narrative and numerical disclosures regarding a company's objectives, policies and strategies in respect of financial instruments. The Company's disclosures are set out in note 22, below.

     FRS 14 "Earnings per Share" introduces new computation, presentation and disclosure requirements for earnings per share data. The disclosures required by FRS 14 are set out in note 11, below; prior year data has been restated in accordance with FRS 14.

     On February 18 1999 the Accounting Standards Board issued FRS 15 "Tangible Fixed Assets", which deals with the cost, depreciation and valuation of tangible fixed assets. Compliance with FRS 15, which the Company will adopt in 2000, is not expected to have a significant impact on results of operations or financial condition of the Company.

NOTE 2  SEGMENTAL INFORMATION

     MERANT operates in one business segment -- the development and licencing of computer software products and related services. The following table analyses revenue by geographical area, based on customer location:

                                                                   YEAR         YEAR
                                         FIFTEEN MONTHS ENDED     ENDED        ENDED
                                               APRIL 30         JANUARY 31   JANUARY 31
                                                 1999              1998         1997
                                               GBP'000           GBP'000      GBP'000
                                         --------------------   ----------   ----------
United Kingdom.........................         30,123            11,864        6,811
United States..........................        133,269            49,037       38,640
Europe (excluding U.K.)................         36,095            18,498       19,297
Japan..................................          6,371             3,964        3,519
Other..................................          9,615            13,652        4,822
                                               -------            ------       ------
                                               215,473            97,015       73,089
                                               -------            ------       ------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 2  SEGMENTAL INFORMATION -- (CONTINUED)

     The following table analyses worldwide operations by geographical area, based on the location of MERANT facilities.

                                                                   YEAR         YEAR
                                         FIFTEEN MONTHS ENDED     ENDED        ENDED
                                               APRIL 30         JANUARY 31   JANUARY 31
                                                 1999              1998         1997
                                               GBP'000           GBP'000       GBP'000
                                         --------------------   ----------   ----------
Revenue:
  United Kingdom.......................         59,512            43,249       33,974
  United States........................        141,734            56,846       42,856
  Europe (excluding U.K.)..............         55,286            23,554       20,588
  Other................................         13,953             7,858        1,910
                                               -------           -------      -------
                                               270,485           131,507       99,328
                                               -------           -------      -------
Inter-segment revenue:
  United Kingdom.......................        (14,613)          (21,003)     (15,900)
  United States........................        (20,402)           (4,199)      (3,501)
  Europe (excluding U.K.)..............        (17,062)           (9,077)      (6,381)
  Other................................         (2,935)             (213)        (457)
                                               -------           -------      -------
                                               215,473            97,015       73,089
                                               -------           -------      -------
Operating profit/(loss):
  United Kingdom.......................        (24,308)            5,498       (2,960)
  United States........................            495             1,041       (4,699)
  Europe (excluding U.K.)..............         15,608               896         (220)
  Other................................          4,176             5,301          371
                                               -------           -------      -------
                                                (4,029)           12,736       (7,508)
                                               -------           -------      -------
Net operating assets/(liabilities):
  United Kingdom.......................        114,399            14,174       16,075
  United States........................         11,856             2,930       (8,199)
  Europe (excluding U.K.)..............          5,489            (4,112)       2,988
  Other................................          6,985             2,521          (16)
                                               -------           -------      -------
                                               138,729            15,513       10,848
                                               -------           -------      -------

     Inter-segment revenue principally represents licence fees and charges for research and development between locations. Operating profit/(loss) excludes interest income and expense and, correspondingly, net

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 2  SEGMENTAL INFORMATION -- (CONTINUED)

operating assets/(liabilities) exclude interest-bearing assets and liabilities. A reconciliation of the net operating assets/(liabilities) as shown above to net assets as shown in the balance sheet is as follows:

                                                 APRIL 30   JANUARY 31   JANUARY 31
                                                   1999        1998         1997
                                                 GBP'000     GBP'000       GBP'000
                                                 --------   ----------   ----------
Net operating assets...........................  138,729      15,513       10,848
Cash and bank deposits.........................   73,698      50,511       44,725
Investment in own shares.......................    4,691       4,886        5,634
Finance lease obligations......................       (9)        (18)         (83)
                                                 -------      ------       ------
Net assets.....................................  217,109      70,892       61,124
                                                 -------      ------       ------

NOTE 3  ACQUISITIONS

     In the current financial year MERANT completed three acquisitions at a total cost of GBP 165,012,000.

     Each transaction has been accounted for as an acquisition, as set out in note 1 on page 85. Accordingly, the results of operations and cash flows of the acquired businesses have been combined with those of MERANT for the periods subsequent to their acquisition, and the acquisition cost has been allocated between the identifiable tangible assets and liabilities of the acquired entities based on their respective fair values, with the difference allocated to goodwill.

     On May 15 1998 the Company acquired all of the share capital of its Italian distributor, Micro Focus Italia, s.r.l., ("MF Italia"), for a total consideration estimated at GBP 2,644,000. The Company made an initial cash payment of GBP 2,470,000, with the balance payable in cash dependent on future results of MF Italia.

     The following table sets out the allocation of the estimated cost of acquisition between the tangible assets and liabilities of MF Italia, and the resultant goodwill.

                                              NET ASSETS   FAIR VALUE    FAIR VALUES ON
                                               ACQUIRED    ADJUSTMENTS    ACQUISITION
                                                GBP'000      GBP'000        GBP'000
                                              ----------   -----------   --------------
Cash........................................        40                           40
Accounts receivable.........................     1,735         (376)          1,359
Other current assets........................       223                          223
Tangible fixed assets.......................       147                          147
Bank overdraft..............................      (172)                        (172)
Current liabilities.........................    (1,785)                      (1,785)
                                                ------        -----          ------
Total net liabilities.......................       188         (376)           (188)
                                                ------        -----
Goodwill arising............................                                  2,832
                                                                             ------
                                                                              2,644
                                                                             ------
Purchase consideration payable to vendors...                                  2,644
                                                                             ------

     Fair value adjustments related to an increase in provisions for doubtful accounts.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 3  ACQUISITIONS -- (CONTINUED)

     MF Italia reported a profit after taxation of GBP 482,000 in its financial year ended December 31 1997. In the subsequent period to May 15 1998, the date of its acquisition, MF Italia recorded a profit after taxation of GBP 106,000.

     MF Italia changed its name to MERANT s.r.l. on March 1, 1999.

     On August 13 1998 the Company acquired all of the share capital of its Australian distributor, Advanced Software Engineering Pty, Ltd ("ASE"), for a total consideration estimated at GBP 1,503,000. The Company made an initial cash payment of GBP 970,000, with the balance dependent on future results of ASE.

     The following table sets out the allocation of the estimated cost of acquisition between the tangible assets and liabilities of ASE, and the resultant goodwill.

                                              NET ASSETS   FAIR VALUE    FAIR VALUES ON
                                               ACQUIRED    ADJUSTMENTS    ACQUISITION
                                               GBP'000       GBP'000        GBP'000
                                              ----------   -----------   --------------
Cash........................................      270                          270
Accounts receivable.........................      213                          213
Other current assets........................      107                          107
Tangible fixed assets.......................      103                          103
Current liabilities.........................     (693)                        (693)
                                                 ----       --------         -----
Total net assets............................        0                            0
                                                 ----       --------         -----
Goodwill arising............................                                 1,503
                                                                             -----
Purchase consideration payable to vendors...                                 1,503
                                                                             -----

     The Company made no fair value adjustments to the assets and liabilities reported by ASE.

     ASE reported a profit after taxation of GBP 46,000 in its financial year ended June 30 1998. In the subsequent period to August 13 1998, the date of its acquisition, ASE recorded a profit after taxation of GBP 4,000.

     ASE changed its name to MERANT Pty Ltd on February 16, 1999.

     On September 24 1998 the Company acquired all of the share capital of INTERSOLV, Inc ("INTERSOLV"), in exchange for 63,084,000 ordinary shares in the Company, which represented a value of GBP 160,865,000 on the date the acquisition was completed. INTERSOLV, a publicly-held corporation based in Maryland, USA, is a provider of database development, maintenance and connectivity solutions.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 3  ACQUISITIONS -- (CONTINUED)

     The following table sets out the allocation of the estimated cost of acquisition between the tangible assets and liabilities of INTERSOLV, and the resultant goodwill.

                                              NET ASSETS   FAIR VALUE    FAIR VALUES ON
                                               ACQUIRED    ADJUSTMENTS    ACQUISITION
                                               GBP'000       GBP'000        GBP'000
                                              ----------   -----------   --------------
Cash........................................    17,567                       17,567
Accounts receivable.........................    29,632                       29,632
Other current assets........................     3,521                        3,521
Intangible fixed assets.....................       932                          932
Tangible fixed assets.......................     6,971                        6,971
Other assets................................     5,496                        5,496
Current liabilities.........................   (27,712)                     (27,712)
Deferred taxation...........................    (3,747)                      (3,747)
                                               -------          --          -------
Total net assets............................    32,660          0            32,660
                                               -------          --
Goodwill arising............................                                140,061
                                                                            -------
                                                                            172,721
                                                                            -------
Purchase consideration payable to vendors...                                160,865
Costs of acquisition -- cash paid...........                                 11,856
                                                                            -------
                                                                            172,721
                                                                            -------

     The Company made no fair value adjustments to the assets and liabilities reported by INTERSOLV.

     INTERSOLV reported a profit after taxation of GBP 3,425,000 in its financial year ended April 30 1998. For the subsequent period ended September 24 1998, the date of its acquisition, INTERSOLV's results are summarised as follows:

                                                             GBP'000
                                                             -------
Summarised profit and loss account:
Revenue.....................................................  40,724
Operating profit............................................  (1,564)
Profit before taxation......................................  (1,356)
Taxation....................................................     501
Retained profit for the period..............................    (854)
                                                              ------
Statement of recognised gains and losses:
Retained profit for the period, as above....................    (854)
Foreign currency translation adjustment.....................    (271)
                                                              ------
          Total recognised gains and losses.................  (1,125)
                                                              ------

     The information shown in the above statement has been prepared on the basis of INTERSOLV's accounting policies prior to its acquisition.

     At the time of the acquisition, provision was made for costs amounting to GBP 11,831,000 in connection with the fundamental reorganisation of the businesses of the combined companies. These costs have been disclosed as an exceptional item in the current period.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 3  ACQUISITIONS -- (CONTINUED)

     As explained in note 1, the Company has applied the provisions of FRS 10 to these acquisitions. Accordingly, goodwill arising on these acquisitions has been capitalised as an intangible asset (see note 12).

NOTE 4  RESEARCH AND DEVELOPMENT COSTS

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                    GBP'000     GBP'000      GBP'000
                 -------------                    -------    ----------   ----------
Research and development costs, before
  capitalisation................................   30,455      17,602       19,235
Costs capitalised as software product assets....   (5,853)     (5,688)      (5,258)
Amortisation of capitalised costs...............    9,717       7,765        8,067
Restructuring costs.............................       --          --        2,255
                                                   ------      ------       ------
                                                   34,319      19,679       24,299
                                                   ------      ------       ------

NOTE 5  GENERAL AND ADMINISTRATIVE COSTS

     General and administrative costs includes provisions for amortisation of the goodwill arising on acquisitions amounting to GBP 21,915,000 (1998: GBPnil; 1997: GBPnil).

NOTE 6  OPERATING (LOSS)/PROFIT

     Operating (loss)/profit is stated after charging:

                                                    APRIL 30   JANUARY   JANUARY 31
                                                      1999      1998        1997
                  PERIODS ENDED                     GBP'000    GBP'000    GBP'000
                  -------------                     --------   -------   ---------
Auditors' remuneration: audit services: U.K.......      204       117        105
  audit services: overseas........................      333       110         93
  non-audit services: U.K.........................      740       230        181
  non-audit services: overseas....................      531       289        218
Operating lease rentals:
  equipment.......................................    2,639       756        743
  land and buildings..............................    3,799     1,780      1,811
Depreciation of tangible fixed assets:
  owned...........................................    8,512     4,495      5,616
  leased..........................................       --        39         39
Amortisation of intangible fixed assets...........   31,632     7,765      8,067
                                                     ------     -----      -----

     The profit attributable to the ordinary shareholders of MERANT plc, dealt with in the financial statements of MERANT, is GBP 2,050,000 (1998: GBP 805,000; 1997: GBP 716,000). There were no other movements on reserves other than the movement on share premium shown in the Movement in Shareholders' Funds on page 78.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 7  DIRECTORS AND EMPLOYEES

     An analysis of the directors' remuneration, pension entitlements and share options and the relevant disclosures specified for audit by the London Stock Exchange are set out under the headings "Directors' remuneration" and "Directors share options" within the Remuneration Committee's Report on pages 12 to 15.

     The average monthly numbers of staff employed by MERANT was as follows:

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                      NO.         NO.          NO.
                 -------------                    --------   ----------   ----------
U.K. ...........................................     393        252          255
U.S. ...........................................     785        355          310
Other...........................................     283        112           81
                                                   -----        ---          ---
                                                   1,461        719          646
                                                   -----        ---          ---

     Staff costs, which include salaries, bonus and commissions, amounted to:

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                    GBP'000     GBP'000      GBP'000
                 -------------                    -------    ---------    ---------
U.K. ...........................................   21,707      10,324        9,173
U.S. ...........................................   45,371      22,803       16,758
Other...........................................   15,689       5,184        3,554
                                                   ------      ------       ------
                                                   82,767      38,311       29,485
Social security costs...........................    9,514       2,979        2,797
Other pension costs.............................    2,417         432          437
                                                   ------      ------       ------
                                                   94,698      41,722       32,719
                                                   ------      ------       ------

     Other pension costs principally represent amounts paid by MERANT to personal pension schemes operated by its employees. In the United Kingdom, MERANT matches contributions made by participating employees up to certain predetermined thresholds. Arrangements for employees in other countries have been established on similar bases, subject to local regulations and practices in the countries concerned.

NOTE 8  EXCEPTIONAL ITEMS

     During the current period the Company provided for costs of GBP 11,831,000 in connection with a fundamental restructuring of its operations. Following the acquisition of INTERSOLV, Inc in September 1998, the senior management of the Company was changed, and the new team proposed to realign the Company's operations into four business units, one of which closely aligns the pre-acquisition operations of the Company. As part of this realignment, the Company has incurred charges consisting principally of the write-off of redundant or impaired assets and severance costs. Because of the fundamental nature of this reorganisation, the related costs have been disclosed as an exceptional item on the face of the profit and loss account. As at April 30 1999, outstanding amounts totalling GBP 3,671,000 remained payable.

     In the year ended January 31 1997 the Company booked a restructuring charge of $5,195,000, representing the costs associated with a reduction in the Company's workforce of approximately 65 people, facility closures and consolidations, and asset write-downs. Due to the nature of the restructuring, the amounts booked were charged against operating profit.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 9  INTEREST EXPENSE

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                    GBP'000     GBP'000      GBP'000
                 -------------                    --------   ----------   ----------
On bank loans and overdrafts....................    123          65            3
On other loans..................................     21          --           --
Finance charges payable under finance leases....      1           5           18
                                                    ---          --           --
                                                    145          70           21
                                                    ---          --           --

NOTE 10  TAXATION

     The taxation charge consists of the following:

                                                  APRIL 30   JANUARY 31   JANUARY 31
                                                    1999        1998         1997
                 PERIODS ENDED                    GBP'000     GBP'000      GBP'000
                 -------------                    --------   ----------   ----------
U.K. corporation tax............................    2,645      3,244          237
Deferred taxation...............................   (1,198)       (71)         870
Double taxation relief..........................       --       (162)        (174)
Overseas taxation:
  US federal....................................    1,079        542            4
  US state......................................       63        128            1
Other...........................................    2,180        958          276
                                                   ------      -----        -----
                                                    4,769      4,639        1,214
Taxation (overprovided)/under-provided in
  previous years:
Corporation tax.................................   (1,062)        --          258
Deferred taxation...............................       --        152           --
                                                   ------      -----        -----
                                                    3,707      4,791        1,472
                                                   ------      -----        -----
Effective tax rates.............................      -32%        31%         -25%
                                                   ------      -----        -----

     The Company's effective tax rate in the current period is significantly distorted by the impact of provisions for amortisation of goodwill (see note 5) for which there is no tax deduction. Excluding that charge, the tax rate in the current period would be 36%. The current period rate is also impacted by corporate profits and losses arising in different tax jurisdictions. The tax effect of the exceptional items disclosed in the profit and loss account was not significant.

     In prior years the effective tax rate was distorted by the impact of disallowable exceptional items, and losses incurred in the United States which can only be offset against profits arising in future periods.

     The Company's effective tax rate is expected to be significantly impacted by provisions for amortisation of goodwill for the next four years.

     The corporation tax returns of certain U.S. subsidiary undertakings are under examination by the U.S. Internal Revenue Service, which has proposed certain adjustments. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 11  (LOSS)/EARNINGS PER SHARE

     (Loss)/earnings per share is computed from the following data and in accordance with the bases set out in note 1.

                                                 APRIL 30   JANUARY 31   JANUARY 31
                                                   1999        1998         1997
                 PERIODS ENDED                   GBP'000     GBP'000      GBP'000
                 -------------                   --------   ----------   ----------
(Loss)/profit after taxation...................  (15,279)     10,426       (7,281)
                                                 -------      ------       ------
Weighted average number of ordinary shares:
  In issue.....................................  110,714      78,735       75,780
  Owned by employee share ownership trust
     (note 14).................................   (3,834)     (4,109)      (4,170)
                                                 -------      ------       ------
Used in computing basic (loss)/earnings
  per share....................................  106,880      74,626       71,610
Dilutive options...............................       --       3,900           --
                                                 -------      ------       ------
Used in computing diluted (loss)/earnings per
  share........................................  106,880      78,526       71,610
                                                 -------      ------       ------
(Loss)/earnings per share: basic...............   (14.3p)      14.0p       (10.2p)
(Loss)/earnings per share: diluted.............   (14.3p)      13.3p       (10.2p)

     In 1999 and 1997 share options were anti-dilutive and are therefore excluded from the computations.

NOTE 12  INTANGIBLE FIXED ASSETS

                                              SOFTWARE PRODUCT
                                                   ASSETS        GOODWILL    TOTAL
                                                  GBP'000         GBP'000   GBP'000
                                              ----------------   --------   -------
COST:
At January 31 1998..........................       79,149             --     79,149
Currency fluctuations.......................           91             --         91
Arising on acquisitions.....................        4,935          1,125      6,060
Purchased goodwill and other additions......        5,853        144,396    150,249
                                                   ------        -------    -------
At April 30 1999............................       90,028        145,521    235,549
                                                   ------        -------    -------
DEPRECIATION:
At January 31 1998..........................       66,755             --     66,755
Currency fluctuations.......................           30             --         30
Arising on acquisitions.....................        2,963            193      3,156
Provision for the period....................        9,717         21,915     31,632
                                                   ------        -------    -------
At April 30 1999............................       79,465         22,108    101,573
                                                   ------        -------    -------
NET BOOK VALUES:
At January 31 1998..........................       12,394             --     12,394
                                                   ------        -------    -------
At April 30 1999............................       10,563        123,413    133,976
                                                   ------        -------    -------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 13  TANGIBLE FIXED ASSETS

(a) MERANT:

                                                                       COMPUTER &
                                                                     COMMUNICATIONS
                          FREEHOLD LAND    LEASEHOLD      OFFICE      EQUIPMENT &     TRANSPORTATION
                          AND BUILDINGS   IMPROVEMENTS   EQUIPMENT      SOFTWARE        EQUIPMENT      TOTAL
                              GBP'000       GBP'000       GBP'000       GBP'000          GBP'000      GBP'000
                          -------------   ------------   ---------   --------------   --------------   ------
Cost:
At January 31 1998......     13,828          2,575         4,651         27,822            126         49,002
Currency fluctuations...         --            107           120            532              3            762
Arising on
  acquisitions..........        150          3,214         2,946         11,401             28         17,739
Additions...............         --            294           859          7,641            112          8,906
Disposals...............       (150)            (1)         (261)        (3,393)           (31)        (3,836)
                             ------          -----         -----         ------            ---         ------
At April 30 1999........     13,828          6,189         8,315         44,003            238         72,573
                             ------          -----         -----         ------            ---         ------
Depreciation:
At January 31 1998......        659            817         2,698         20,922             70         25,166
Currency fluctuations...         --             43            72            432              1            548
Arising on
  acquisitions..........          7          1,354         1,752          7,394             11         10,518
Provision for the
  period................         27            744           914          6,802             25          8,512
Disposals...............         (7)            --           (98)          (691)            (8)          (804)
                             ------          -----         -----         ------            ---         ------
At April 30 1999........        686          2,958         5,338         34,859             99         43,940
                             ------          -----         -----         ------            ---         ------
Net book values:
At January 31 1998......     13,169          1,758         1,953          6,900             56         23,836
                             ------          -----         -----         ------            ---         ------
At April 30 1999........     13,142          3,231         2,977          9,144            139         28,633
                             ------          -----         -----         ------            ---         ------

     The above figures include transportation equipment held under finance leases as follows:

                                                                               NET BOOK
                                            COST          DEPRECIATION          VALUE
                                           GBP'000           GBP'000           GBP'000
                                            -----         ------------         --------
At January 31 1998.................          125               66                 59
Provision for the period
Disposals..........................         (125)             (66)               (59)
                                            ----              ---                ---
At April 30 1999...................           --               --                 --
                                            ----              ---                ---

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 13  TANGIBLE FIXED ASSETS -- (CONTINUED)

(b) COMPANY:

     The Company's tangible fixed assets consist of freehold land and buildings, valued at cost which includes capitalised interest amounting to GBP 385,000.

                                                                          NET BOOK
                                                   COST    DEPRECIATION    VALUE
                                                  GBP'000    GBP'000      GBP'000
                                                   -----   ------------   --------
At January 31 1998...............................  3,088       117         2,971
Provision for the period.........................     --        26           (26)
                                                   -----       ---         -----
At April 30 1999.................................  3,088       143         2,945
                                                   -----       ---         -----

NOTE 14  INVESTMENTS

(a) GROUP:

     Investment in own shares represents the cost of shares acquired by MERANT Trustees Limited on behalf of the Micro Focus Group Employee Benefit Trust 1994 ("the Trust") (see note 24, below).

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Beginning of period.......................................   4,886       5,634
Sold on exercise of options...............................    (195)       (748)
                                                             -----       -----
End of period.............................................   4,691       4,886
                                                             -----       -----

     As at April 30 1999 the Trust owned 3,810,075 shares. The market value of these shares was GBP 5,620,000 (January 31 1998: GBP 20,729,000); if they had been sold at this value a liability to corporation tax of approximately GBP 300,000 (January 31 1998: GBP 4,500,000) would have arisen. The Trust has not waived its right to dividends in respect of this shareholding. The assets and liabilities of the Trust, as well as its operating costs, are included in MERANT's consolidated financial statements.

(b) COMPANY:

                                                          APRIL 30   JANUARY 31
                                                            1999        1998
                                                           GBP'000    GBP'000
                                                          --------   ----------
Investments in subsidiary undertakings:
Beginning of period.....................................    40,200     27,175
Acquisitions............................................   170,573     12,679
Disposals...............................................  (185,207)        --
Additional investment...................................   176,222        309
Effect of exchange rate changes.........................        --         37
                                                          --------     ------
End of period...........................................   201,788     40,200
Investment in own shares (see (a) above)................     4,691      4,886
                                                          --------     ------
                                                           206,479     45,086
                                                          --------     ------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 14  INVESTMENTS -- (CONTINUED)

     The principal subsidiary undertakings, all of which are wholly-owned, are:

                                                            COUNTRY OF INCORPORATION
                                                    NOTES        AND OPERATION
                                                    -----   ------------------------
MERANT Holdings Limited...........................     1              U.K.
MERANT International Limited......................     1              U.K.
MERANT Asia Limited...............................     2              U.K.
MERANT Solutions, Inc.............................     2             U.S.A.
MERANT, Inc.......................................     2             U.S.A.
XDB Systems, Inc..................................     2             U.S.A.
MERANT Pty Limited................................     2           Australia
MERANT NV.........................................     2            Belgium
MERANT (Canada) Limited...........................     2             Canada
MERANT Solutions SARL.............................     2             France
MERANT SA.........................................     2             France
MERANT Gmbh.......................................     2            Germany
MERANT Solutions Gmbh.............................     2            Germany
MERANT Solutions Pvt Limited......................   2,4             India
MERANT s.r.l......................................     1             Italy
MERANT KK.........................................     2             Japan
MERANT Solutions KK...............................     2             Japan
MERANT Investments Limited........................   1,3             Jersey
MERANT BV.........................................     2          Netherlands
System Focus BV...................................     2          Netherlands
MERANT Solutions SA...............................     2             Spain

- ---------------
(1) Held directly by the Company

(2) Held by a subsidiary undertaking

(3) Operating as a financing company. The activities of the other subsidiary undertakings are described in the Directors' Report.

(4) MERANT Solutions Pvt. Limited has a financial year-end of March 31, which corresponds with its permanent tax year-end.

NOTE 15  STOCKS

     The replacement value of stocks is not considered to be materially different from its balance sheet value.

NOTE 16  DEBTORS

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Trade debtors.............................................   70,682      29,145
Other debtors and prepaid expenses........................    7,205       1,728
                                                             ------      ------
                                                             77,887      30,873
                                                             ------      ------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 16  DEBTORS -- (CONTINUED)

     Trade debtors includes GBP 1,784,000 (1998: GBP nil) which is due more than twelve months from the balance sheet date. Other debtors and prepaid expenses includes GBP nil (1998: GBP 74,000) which is due more than twelve months from the balance sheet date.

NOTE 17  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Bank loan (note 22).......................................    1,696       1,007
Obligations under finance leases (note 19)................        3           6
Trade creditors...........................................    7,546       4,241
Current corporation tax...................................   11,534       6,428
Other taxes and social security costs.....................    1,345       1,725
Product royalties and purchases...........................      776         845
Accrued employee compensation and commissions.............   15,126       7,481
Deferred revenue..........................................   42,954      20,030
Other accrued expenses....................................   11,711       4,750
                                                             ------      ------
                                                             92,691      46,513
                                                             ------      ------

     Accrued expenses includes GBP 161,000 (1998: GBP 116,000) in respect of an unfunded defined benefit scheme operated by a foreign subsidiary undertaking, and other outstanding contributions payable by MERANT in connection with employees' pension arrangements.

NOTE 18  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

     Creditors due after more than one year represent obligations under lease commitments (see note 19).

NOTE 19  LEASE COMMITMENTS

     Financial commitments for future periods under lease agreements existing at April 30 1999 are as follows:

FINANCE LEASES:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Amounts payable within one year...........................     3            6
Amounts payable from one to two years.....................     6           15
                                                              --           --
                                                               9           21
Less finance charges allocated to future periods..........    --           (3)
                                                              --           --
                                                               9           18
Finance leases are shown as:
Amounts due within one year (note 17).....................     3            6
Amounts due after more than one year......................     6           12
                                                               --          --
                                                               9           18
                                                               --          --

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 19  LEASE COMMITMENTS -- (CONTINUED)

OPERATING LEASES:

                                              LAND AND BUILDINGS
                                              -------------------                   OTHER
                                               1999         1998        1999        1998
                                              GBP'000     GBP'000      GBP'000     GBP'000
                                              ------       ------       -----       -----
Annual commitment under leases which
  expire:
  within one year......................         990          263        1,249          4
  in the second to fifth years
     inclusive.........................       3,389        1,576        1,566        541
  thereafter...........................       2,175          469           83         --
                                              -----        -----        -----        ---
                                              6,554        2,308        2,898        545
                                              -----        -----        -----        ---

NOTE 20  CAPITAL COMMITMENTS

     At April 30 1999 and January 31 1998 MERANT had no material capital expenditure commitments.

NOTE 21  PROVISIONS FOR LIABILITIES AND CHARGES

                                                  RESTRUCTURING   DEFERRED
                                                    PROVISION     TAXATION   TOTAL
                                                      GBP'000     GBP'000   GBP'000
                                                  -------------   --------   ------
As at January 31, 1998..........................         --         6,407     6,407
Arising during the period.......................     11,831                  11,831
INTERSOLV balance...............................         --         3,675     3,675
Utilised........................................     (8,160)       (1,198)   (9,358)
                                                     ------        ------    ------
As at April 30, 1999............................      3,671         8,884    12,555
                                                     ------        ------    ------

     The restructuring provision arose in respect of a fundamental restructuring of the Company's operations, as described in note 8, above. It is expected that the outstanding amounts will be settled during the current financial year.

     Deferred taxation has been fully provided as follows:

(a) MERANT:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000     GBP'000
                                                            --------   ----------
Capital allowances in advance of depreciation and
  amortisation............................................     (96)         89
Other timing differences..................................   8,980       6,318
                                                             -----       -----
                                                             8,884       6,407
                                                             -----       -----

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 21  PROVISIONS FOR LIABILITIES AND CHARGES -- (CONTINUED)

     The movement of deferred taxation during the period is as follows:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Balances, beginning of period.............................    6,407      6,239
Movement on capital allowances in advance of depreciation
  and amortisation........................................     (185)       (80)
Movement in other timing differences......................    2,662        248
                                                             ------      -----
Balances, end of period...................................    8,884      6,407
                                                             ------      -----

(b) COMPANY:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Capital allowances in advance of depreciation and
  amortisation............................................     --          19
                                                               --          --
                                                               --          19
                                                               --          --

NOTE 22  FINANCIAL INSTRUMENTS

     An explanation of the group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the group in its activities is included in the Management's Discussion and Analysis on page
58. The disclosures below exclude short term debtors and creditors.

INTEREST RATE EXPOSURES:

     The interest rate risk profile of the Company's financial liabilities is as follows:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Floating rate financial liabilities:
Euros.....................................................   1,696          --
French francs.............................................      --       1,007
Sterling..................................................       9          18
                                                             -----       -----
                                                             1,705       1,025
                                                             -----       -----
Weighted average interest rate:
Euros.....................................................     3.5%         --
French francs.............................................      --         3.6%
Sterling..................................................     N/A         n/a
                                                             -----       -----
                                                               3.5%        3.6%
                                                             -----       -----

     The liabilities denominated in euros and French francs represent borrowings against an unsecured revolving multi-currency facility, under the terms of which financing of up to GBP 5,000,000, or its equivalent in

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 22  FINANCIAL INSTRUMENTS -- (CONTINUED)

such other currency as the Company may determine, is available until January 2001. Borrowings under this facility bear interest at 0.75% above the London Interbank Offered Rate ("LIBOR").

     The sterling liability represents outstanding finance lease obligations.

     The group's financial liabilities at April 30 1999 all mature within one year, or on demand.

     The interest rate risk profile of the Company's financial assets is as follows:

                                                            APRIL 30   JANUARY 31
                                                              1999        1998
                                                             GBP'000    GBP'000
                                                            --------   ----------
Floating rate financial assets:
U.S. dollars..............................................   44,890      42,297
Sterling..................................................   20,045       5,794
Deutschemarks.............................................    4,193         464
French francs.............................................    1,389         245
Australian dollars........................................    1,083          --
Indian rupees.............................................      839       1,102
Japanese yen..............................................      751         141
Spanish pesetas...........................................      695         741
Dutch florins.............................................      605          10
Italian lire..............................................      413          --
Canadian dollars..........................................      320         724
Belgian francs............................................      171          --
                                                             ------      ------
                                                             75,394      51,518
                                                             ------      ------

     Floating rate financial assets comprise cash balances on current accounts and money market deposits at call.

CURRENCY EXPOSURES:

     The group's objectives in managing currency exposures arising from its net investments overseas are explained on page 70.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 22  FINANCIAL INSTRUMENTS -- (CONTINUED)

     Net foreign currency monetary assets/liabilities held by the group's sterling, U.S. dollar and other operations are as follows:

          FUNCTIONAL CURRENCY OF            STERLING   U.S. DOLLAR   OTHER    TOTAL
               OPERATIONS:                   GBP'000     GBP'000    GBP'000  GBP'000
          ----------------------            --------   -----------   ------   ------
At April 30, 1999:
Sterling..................................   20,136          --          --   20,136
U.S. dollar...............................    4,325      40,490          --   44,815
Other.....................................      297          --      10,146   10,443
                                             ------      ------      ------   ------
Total.....................................   24,758      40,490      10,146   75,394
                                             ------      ------      ------   ------
At January 31, 1998:
Sterling..................................    6,612          --          --    6,612
U.S. dollar...............................    2,256      39,228          --   41,484
Other.....................................      342          --       3,080    3,422
                                             ------      ------      ------   ------
Total.....................................    9,210      39,228       3,080   51,518
                                             ------      ------      ------   ------

     The amounts shown above take into account the effect of forward foreign currency contracts entered into to manage these currency exposures.

FAIR VALUES:

     The fair values of all the group's financial assets and liabilities as set out below equate to book value:

                                                          BOOK VALUE   FAIR VALUE
                                                            GBP'000      GBP'000
                                                          ----------   ----------
At April 30, 1999:
Primary financial instruments:
  Short term borrowings.................................    (1,705)      (1,705)
  Cash..................................................    75,394       75,394
Derivative financial instruments:
  Forward foreign exchange contracts....................        --           --
                                                            ------       ------
At January 31, 1998:
Primary financial instruments:
  Short term borrowings.................................    (1,025)      (1,025)
  Cash..................................................    51,518       51,518
Derivative financial instruments:
  Forward foreign exchange contracts....................    (4,800)      (4,800)
                                                            ------       ------

     Fair values have been determined on the basis of market value.

NOTE 23  CONTINGENT LIABILITY

     In December 1998 and January 1999, seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 23  CONTINGENT LIABILITY -- (CONTINUED)

ordered the filing of a consolidated complaint, which was filed on June 9, 1999. The lead plaintiffs seek to have the matter certified as a class action of purchasers of the American Depository Shares of the Company during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV, Inc who acquired American Depositary Shares in connection with the merger involving the two companies. The consolidated complaint alleges various violations of the federal securities laws and seeks unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects.

     The Company has filed a motion to transfer the matter to the Northern District of California. The Company intends to defend all of its litigation vigorously. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavourable outcome of litigation could have an adverse impact on the Company's business, financial condition and results of operations.

NOTE 24  SHARE OPTION PLANS

     The Company's share option plans provide for the grant of options to acquire shares to all persons who devote substantially all their working time to MERANT and such other eligible persons as the Board may determine. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in monthly or annual installments commencing one year after the date of grant. Unexercised options lapse as a consequence of an optionholder ceasing to be employed by MERANT or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

     In September 1998 shareholders approved the 1998 Share Option Plan, which authorised the Company to grant options over a maximum of 15,879,000 shares. Such authority will expire on September 24, 2008. During the year 6,453,000 options were granted under this plan, of which 25% become exercisable one year from the date of grant and the remaining 75% in equal monthly installments over the following three years.

     Options are no longer issuable under any of the Company's previous share option plans, but options granted under those plans continue to be exercisable in accordance with the original grant rules.

     The 1996 Share Option Plan was approved by shareholders in June 1996 and authorised the Company to grant options over a maximum of 3,786,845 shares (representing 5% of the issued share capital of the Company at that time); this authority expired on June 18 1999. During the current period 1,886,075 options were granted under this plan, exercisable in annual installments over a five-year period commencing one year from the date of grant. Prior to 1996, authority to issue options under similar terms had been granted pursuant to the 1991 Share Option Plan; such authority expired in 1996.

     Options are also outstanding under share option plans adopted by MERANT as a result of the acquisitions of INTERSOLV and XDB.

     Pursuant to the agreement to acquire INTERSOLV, the Company adopted INTERSOLV's 1997 Employee Stock Option Plan, 1992 Stock Option Plan, 1982 Stock Option Plan, and the option plans previously assumed by INTERSOLV from companies which it had acquired. Under the agreement, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by the Company and became an option or right to purchase or acquire ADS in the Company, with appropriate

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 24  SHARE OPTION PLANS -- (CONTINUED)

adjustments to the price and number of shares based on the exchange ratio of
0.55 ADSs per INTERSOLV share.

     Pursuant to the agreement to acquire XDB in 1998, the Company adopted XDB's 1992 Share Option Plan and 1997 Share Option Plan. Under the agreement, XDB's former option-holders are entitled to exercise their options in return for shares in the Company.

     In addition to options granted by the Company, MERANT Trustees Limited ("MTL") is permitted to acquire ordinary shares in the Company and to grant options over them, under the terms of the Micro Focus Group Employee Benefit Trust 1994 ("the Trust"). The Trust was established to further the Company's policy of encouraging share ownership by its employees. At April 30 1999 MTL owned 3,810,075 shares. Options granted by MTL and outstanding at April 30 1999 totalled 2,938,800, and a further 110,000 shares were reserved for options granted before MTL purchased the shares. The remaining 761,275 shares were available for the grant of further options. The shares held by the Trust are included in Investments (see note 14, above).

     Share option activity under all of the Company's share option plans is summarised below:

                                                        NUMBER           OPTION PRICE
                                                      OF SHARES     PER SHARE IN GB POUNDS
                                                      ----------   -----------------------
Outstanding, January 31 1996........................  10,293,845       GBP1.08-GBP5.77
Options granted.....................................  11,504,150       GBP1.17-GBP1.94
Options exercised...................................    (120,780)      GBP1.08-GBP1.93
Options cancelled...................................  (9,202,055)      GBP1.08-GBP5.77
                                                      ----------       ---------------
Outstanding, January 31 1997........................  12,475,160       GBP1.08-GBP4.32
Options granted.....................................   6,622,725       GBP0.97-GBP7.41
Options exercised...................................  (1,553,705)      GBP1.08-GBP3.70
Options cancelled...................................  (5,674,775)      GBP0.97-GBP4.52
                                                      ----------       ---------------
Outstanding, January 31 1998........................  11,869,405       GBP0.97-GBP7.41
Options obligations assumed.........................  11,424,537       GBP0.11-GBP3.61
Options granted.....................................  10,142,575       GBP1.06-GBP7.15
Options exercised...................................  (1,160,885)      GBP0.11-GBP3.70
Options cancelled...................................  (6,597,528)      GBP0.11-GBP4.52
                                                      ----------       ---------------
Outstanding, April 30 1999..........................  25,678,104       GBP0.11-GBP7.41
                                                      ----------       ---------------

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)
                                   UK FORMAT

NOTE 24  SHARE OPTION PLANS -- (CONTINUED)

     Options outstanding at April 30, 1999 were granted under the authorities indicated below:

                 AUTHORITY FOR                     NUMBER       OPTION PRICE PER
              ISSUANCE OF OPTIONS                OF SHARES    SHARE IN G.B. POUNDS
              -------------------                ----------   --------------------
1991 Share Option Plan.........................   2,215,429     GBP1.13-GBP3.49
1996 Share Option Plan.........................   2,978,640     GBP1.47-GBP7.15
1998 Share Option Plan.........................   6,453,000     GBP1.06-GBP1.49
XDB plans......................................      44,305     GBP5.39-GBP7.41
INTERSOLV plans................................  10,937,930     GBP0.11-GBP3.61
                                                 ----------     ---------------
                                                 22,629,304     GBP0.11-GBP7.41
The Trust......................................   3,048,800     GBP1.37-GBP4.85
                                                 ----------     ---------------
Outstanding, April 30 1999.....................  25,678,104     GBP0.11-GBP7.41
                                                 ----------     ---------------

     The outstanding options are exercisable between 1999 and 2009. The proceeds on exercise at April 30, 1999 would be GBP 54,990,000 (January 31, 1998;
GBP 21,579,000).

     At April 30, 1999 options for 11,671,000 shares (January 31, 1998 1,270,000 shares) were currently exercisable at prices per shares of between GBP 0.11 and GBP 7.41; the proceeds of such options at April 30, 1999 would be GBP 28,391,000 (January 31, 1998, GBP 2,586,000).

NOTE 25  SUB-DIVISION OF ORDINARY SHARES

     On March 12 1998 shareholders approved a 5-for-1 sub-division of the Company's ordinary shares. The sub-division became effective as at the close of business on Friday, March 13 1998. The Company's American Depositary Shares ("ADSs") which are traded on the Nasdaq Stock Market in the U.S.A., did not split, although the conversion rights of such ADSs were adjusted such that each ADS now represents five ordinary shares.

NOTE 26  SUBSEQUENT EVENT

     On August 3 the Company completed the acquisition of Essential Software, Inc. (trading as The Marathon Group), a privately-owned Internet professional services firm based in Raleigh, North Carolina, U.S.A. for a total consideration $15 million payable in cash.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

             STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF
                            THE FINANCIAL STATEMENTS
                                   UK FORMAT

     Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss of the group for that period. In preparing those financial statements the directors are required to:

          (a) select suitable accounting policies and then apply them consistently;

          (b) make judgments and estimates that are reasonable and prudent; and

          (c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

     The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the financial statements comply with the U.K. Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                                   MERANT PLC
                              FINANCIAL STATEMENTS
                       FIFTEEN MONTHS ENDED APRIL 30 1999

                             REPORT OF THE AUDITORS
                                   UK FORMAT

To the members of MERANT plc

     We have audited the financial statements on pages 72 to 102, which have been prepared under the historical cost convention and on the basis of the accounting policies set out in note 1 to the financial statements on pages 79 to 83.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

     The directors are responsible for preparing the Annual Report including, as described above, the financial statements. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange and by our profession's ethical guidance.

     We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company is not disclosed.

     We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

     We review whether the statement on page 10 reflects the Company's compliance with those provisions of the Combined Code specified for our review by the Stock Exchange, and we report if it does not. We are not required to form an opinion on the effectiveness of either the Company's corporate governance procedures or its internal controls.

BASIS OF AUDIT OPINION

     We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

     In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the group as at April 30 1999 and of the loss of the group for the period then ended and have been properly prepared in accordance with the U.K. Companies Act 1985.

Ernst & Young
Registered Auditor
Reading
August 4 1999

EXHIBIT 23.01


                 CONSENT OF ERNST & YOUNG, INDEPENDENT AUDITORS


     We consent to the incorporation by reference in the Annual Report (Form 20-F) of MERANT plc of our report dated August 4, 1999 with respect to the consolidated financial statements of MERANT plc for the year ended April 30, 1999 in respect of the U.S. format financial statements.

     We also consent to the incorporation by reference in the registration statements (Form S-8 Nos. 333-24867, 333-45701 and 333-65027) pertaining to the employee share plans named on the facing sheets thereof of our report dated August 4, 1999, with respect to the consolidated financial statements of MERANT plc incorporated by reference in the Annual Report (Form 20-F) for the year ended April 30, 1999 in respect of the U.S. format financial statements and of our report dated August 4, 1999 with respect to the consolidated financial statements of MERANT plc included herein for the fifteen months ended April 30, 1999 in respect of the U.K. format financial statements.

     Our audits also included the financial statement schedules of MERANT plc listed in Item 19(a). These schedules are the responsibility of MERANT's management. Our responsibility is to express an opinion based on our audits. In our opinion, based on our audits, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


/s/ Ernst & Young

Ernst & Young
October 29, 1999
Reading, England

EXHIBIT 23.02


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-24867, 333-45701 and 333-65027) of MERANT plc
 of our
report dated June 17, 1998 relating to the financial statements of Intersolv, Inc., which appears in this Form 20-F.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

McLean, Virginia
October 29, 1999