Form 20-F
period 2000-04-30
MERANT PLC
filed 2000-10-31
CIK 881581

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

                    FOR THE FISCAL YEAR ENDED APRIL 30, 2000

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM       TO

                        COMMISSION FILE NUMBER: 0-19696

                                   MERANT PLC
             (Exact name of Registrant as specified in its charter)

                               ENGLAND AND WALES
                (Jurisdiction of incorporation or organization)

                                    THE LAWN
                              22-30 OLD BATH ROAD
                               NEWBURY, BERKSHIRE
                               RG14 1QN, ENGLAND
                    (Address of principal executive offices)

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

                               YES  [X]  NO  [ ]

     INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                            ITEM 17 [ ]  ITEM 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
General Introduction....................................................     1
PART I
  Item 1.   Description of Business.....................................     2
  Item 2.   Description of Property.....................................    12
  Item 3.   Legal Proceedings...........................................    13
  Item 4.   Control of Registrant.......................................    14
  Item 5.   Nature of Trading Market....................................    14
  Item 6.   Exchange Controls and Other Limitations Affecting Security
            Holders.....................................................    15
  Item 7.   Taxation....................................................    15
  Item 8.   Selected Financial Data.....................................    18
  Item 9.   Management's Discussion and Analysis of Financial Condition
            and Results of Operations...................................    19
  Item 9A.  Quantitative and Qualitative Disclosures About Market
            Risk........................................................    19
  Item 10.  Directors and Officers of Registrant........................    19
  Item 11.  Compensation of Directors and Officers......................    21
  Item 12.  Options to Purchase Securities from Registrant or
            Subsidiaries................................................    21
  Item 13.  Interest of Management in Certain Transactions..............    22
PART II
  Item 14.  Description of Securities to be Registered..................    22
PART III
  Item 15.  Defaults Upon Senior Securities.............................    32
  Item 16.  Changes in Securities and Changes in Security for Registered
            Securities and Use of Proceeds..............................    32
PART IV
  Item 17.  Financial Statements........................................    33
  Item 18.  Financial Statements........................................    33
  Item 19.  Financial Statements and Exhibits...........................    33
  Signatures............................................................    39

                              GENERAL INTRODUCTION

     MERANT plc publishes annual reports containing annual audited consolidated financial statements and opinions on the financial statements by independent auditors. Financial statements are prepared in accordance with U.S. GAAP, expressed in U.S. dollars, and also in accordance with U.K. GAAP, expressed in GB pounds. U.K. GAAP differs from U.S. GAAP in, amongst other areas, the treatment of mergers, of goodwill and other intangibles acquired in connection with the purchase of subsidiaries, in the methods of computing earnings per share, and in other disclosures and presentation.

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

     As a foreign private issuer in the United States, we are not required to file quarterly reports with the SEC. However, we began furnishing quarterly reports to the SEC on Form 6-K on a voluntary basis in June 1997. These reports include the results for the applicable fiscal quarter in a format similar to that of a Form 10-Q. Also, we are not currently required to file electronically with the SEC but as of March 1997, we began to do so on a voluntary basis.

     This Form 20-F includes many references to the "MERANT 2000 Annual Report Detail," meaning the Annual Report Detail that is included in MERANT's Annual Report to Shareholders for the year ended April 30, 2000 contained in the Report of Foreign Issuer on Form 6-K furnished to the SEC on October 11, 2000. Relevant portions of the MERANT 2000 Annual Report Detail are also included as Exhibits to this Form 20-F.

     The Financial Statements and other financial information in this Form 20-F do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended April 30, 2000 will be delivered to the Registrar of Companies for England and Wales in November 2000. Statutory accounts for the financial years ended April 30, 1999 and January 31, 1998 have been delivered previously to the Registrar of Companies for England and Wales. The auditors' reports on these accounts were unqualified.

     On November 30, 1998, MERANT changed its fiscal year end and accounting reference date to April 30 from January 31. In this Form 20-F and the financial statements incorporated in this Form 20-F by reference we use the terms fiscal years 2000, 1999 and 1998 and the 1998 transition period to mean the fiscal years ended April 30, 2000, April 30, 1999 and January 31, 1998 and the three-month period ended April 30, 1998. MERANT submitted a Transition Report on Form 20-F to the SEC on February 26, 1999 covering the 1998 transition period.

     DataDirect, Micro Focus and PVCS are registered trademarks, and MERANT and Egility are trademarks, of MERANT. Certain other trademarks belonging to other companies appear in this annual report and are the property of their respective owners.

     This annual report contains translations of certain amounts from GB pounds to U.S. dollars. These translations have been made at the noon buying rates published by the Federal Reserve Bank of New York on the relevant dates. They should not be construed as representations that the GB pound amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. In its consolidated financial statements MERANT uses exchange rates which are published at the close of business in London, and which therefore may differ from the noon buying rates. For additional information on exchange rates, see "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Exchange Rate Fluctuations" on pages 33 and 72 of the MERANT 2000 Annual Report Detail, which sections are incorporated in this Form 20-F by reference. On April 30, 2000, the noon buying rate was $1.556 per GBP 1.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

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

     MERANT designs and develops enterprise application development solutions that assist companies in e-enabling their enterprise. The Company delivers open, standards-based solutions that help organizations develop, transform, integrate and manage applications, information and processes that run their business -- enabling them to build a business agile enough to change with the technology and market requirements of the e-business environment.

INDUSTRY BACKGROUND

     Companies everywhere are facing their most significant challenge: getting their business to "e." The real challenge in transforming the enterprise for e-business is to enable existing systems and new technologies to inter-operate in order to refine and redefine business processes and business structures to take advantage of e-business and e-commerce opportunities. With legacy systems and processes tightly woven into companies and new e-business technology constantly emerging, IT organizations are faced with integrating it all -- platforms, architectures, systems, data, standards, customers, suppliers, employees. That is why companies require a new generation of adaptive applications that can stay in step with the rapid, unyielding pace of e-business.

SOLUTIONS

     Through the MERANT Egility Framework, a series of solutions comprised of MERANT products and services, customers have a foundation to accommodate change as every new aspect of e-business development unfolds. The Egility solutions are:

     - Legacy Transformation and Integration: Provides an enterprise strength solution that integrates and extends a company's existing business rules, data, and processes to the new platforms of e-business.

     - Enterprise Change Management: Provides the ability to effectively manage change across the enterprise to protect software, Web content, and ERP-packaged application assets.

     - Enterprise Information Access: Accelerates the speed of business by improving the efficiency and reliability of access to enterprise data.

     - Traditional Development: Enables customers to efficiently manage and deploy IT assets into new business applications in three key areas: distributed computing, application transformation and mainframe development.

       MERANT I-Solution consultants support the Egility framework. They lead the industry in the evolution of information technology, with application development experience in distributed computing, mainframe development, software configuration management, and data connectivity solutions. This experience, combined with unsurpassed expertise in MERANT and third-party products, gives MERANT the ability to apply customer-tailored technology to resolve urgent business issues.

       MERANT E-Solution consultants deliver complete e-business support, from strategy through new e-commerce applications, processes and sites to integration and leverage of core enterprise systems. MERANT consultants also specialize in transforming existing applications to operate seamlessly in today's state of the art technological environments.

     In the year ended April 30, 2000 the basis of MERANT's internal reporting continued to be the four business segments established in 1998. These four segments are described below. During the year, the Company announced MERANT Egility which span all of the four historical business segments, as do MERANT's traditional COBOL products and services.

     The Egility Framework is comprised of the E-Solutions business segment, which represents the segment previously referred to as Enterprise Consulting Solutions, and the I-Solutions segment, which represents the other three former business segments.

     Segmental data is reported in the financial statements for the year ended April 30, 2000 on the basis of our four historical reporting segments:

     APPLICATION CREATION AND TRANSFORMATION, OR ACT -- This includes the MERANT Micro Focus range of products and services, which enables customers to accelerate e-business by maintaining, transforming and extending business applications. The products and services in this segment address:

     - Legacy Transformation and Integration: designed to enable companies to leverage existing enterprise legacy assets and put them to work in the e-business world, ensuring a faster route to e-business, quicker implementation of new business models and improved customer responsiveness.

     - Traditional Development: designed to enable companies to efficiently manage and deploy IT assets into new business applications in three key areas: distributed computing, application transformation and mainframe development.

     APPLICATION DEVELOPMENT MANAGEMENT, OR ADM -- Houses the well-known MERANT PVCS Series, an industry leader in Software Configuration Management. The series provides the ability to effectively manage change across the enterprise to protect software, Web content, and ERP-packaged application assets. It provides effective change management to contexts ranging from small development teams to the entire enterprise and from client-server assets to Web assets to mainframe assets.

     ENTERPRISE DATA CONNECTIVITY, OR EDC -- MERANT's EDC solutions address enterprise data access, connectivity and integration. MERANT DataDirect helps customers integrate corporate data assets across new and existing systems, from the mainframe to the Internet. DataDirect provides organizations with an information platform, permitting flexible response to market dynamics and preservation of investment in existing resources. It supports widely accepted standards, including ODBC, JDBC and OLE DB, and major operating systems and data sources. DataDirect offerings also include solutions to deploy cross-platform applications accessing multiple data sources.

     ENTERPRISE CONSULTING SOLUTIONS, OR ECS -- MERANT's enterprise consulting solutions are a flexible suite of customizable solutions designed to meet the full spectrum of an organization's transformation to e-business, remaining Year 2000 compliance requirements, validation and verification efforts, euro currency conversion and other mass change initiatives. ECS provides support for companies' strategic technology-related business initiatives, including developing e-business strategies and deploying e-commerce intranet, extranet and Internet applications, and helping development organizations improve their processes and operations to attain software development standards.

SUPPORT AND TRAINING SERVICES

     MERANT offers its customers a wide variety of support services that are intended to help customers gain the benefits from the solutions that MERANT delivers. Customers who purchase maintenance services benefit from MERANT SupportNet, which provides technical support, product maintenance releases and updates, a web-based customer community for sharing information regarding MERANT products and other support services.

     MERANT also provides comprehensive fee-paid education and training solutions through MERANT University. Training offerings include both on-site training and training at a MERANT training center and are focused primarily on the use of MERANT solutions.

SALES AND MARKETING

     MERANT markets and distributes its products on a worldwide basis through multiple channels. Sales are made directly, using a combination of telesales, field sales, third parties distribution and the Internet. We have local sales and marketing operations in the U.K., the U.S., Australia, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, the Netherlands, Norway, Portugal, Singapore, Spain and Sweden. Our direct sales effort is augmented with a network of independent software vendors, dealers, distributors, original equipment manufacturers and value added resellers in 40 countries around the world.

     During the last fiscal year, sales by geographic region were distributed as follows: 58% in the U.S., 18% in the U.K., 9% in Germany, 10% in the rest of Europe (excluding the U.K. and Germany), 1% in Canada, 2% in Japan and about 2% in the rest of the world. As of April 30, 2000, MERANT's sales and sales support organization consisted of 244 people in the U.S., 209 people in Europe and 76 people located in other countries. MERANT has distributors representing its products throughout the world.

     Our end-user customers consist of corporate data processing centers, independent software vendors, individual software developers, value-added resellers and computer equipment manufacturers worldwide. The customer base is broad, and no individual customer accounted for more than 10% of total revenue in fiscal years 2000, 1999 or 1998. Additionally, MERANT's business does not concentrate on any specific industry.

     MERANT has signed license and distribution arrangements that enable it to sell products developed by third parties. We pay license fees to these third parties, which typically have a continuing obligation to improve and maintain the products supplied to us.

     The products that we ship are comprised primarily of software programs copied onto diskettes, tape media or CD-ROM. These raw materials are widely available.

TELESALES

     Telesales representatives concentrate on sales at the project level and to smaller accounts, selling to individual developers and project managers. They concentrate their efforts on one solution area. Telesales are supported by mailings to lists of prospective customers and advertising in selected trade magazines. MERANT also offers special promotions and incentives from time to time aimed at introducing MERANT's products to new users.

FIELD SALES

     Our field sales personnel are located in several major cities in the U.S. and throughout the world, offering local sales and technical support to customers and prospects. They represent all solution areas of MERANT within a defined geographical region. Field sales personnel assist prospective and current customers in evaluating needs and solutions and guide them in the evaluation and use of MERANT products. They focus their efforts on building long-term relationships primarily with large corporate prospects and customers.

THIRD PARTIES

     In addition to our own field sales and telesales organizations, we market our technologies and products through a global network of third parties, including:

     - independent software vendors, or ISVs

     - value-added resellers, or VARs

     - original equipment manufacturers, or OEMs

     - other dealers and distributors.

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

RESEARCH AND DEVELOPMENT

     MERANT has a policy of consistently updating its software products for the various operating systems to meet customer demand. Each new release adds greater functionality and more features to the products. Research and development expenditures in fiscal 2000, fiscal 1999, the three-month 1998 transition period, and fiscal 1998, represented 15%, 14%, 12% and 15% of MERANT's revenue. Those expenditures are quantified in the following table, which also discloses the costs capitalized and the amounts of amortization of capitalized costs for each period.

                                                                            THREE MONTHS
                                                  YEAR ENDED   YEAR ENDED      ENDED       YEAR ENDED
                                                  APRIL 30,    APRIL 30,     APRIL 30,     JANUARY 31,
                                                     2000         1999          1998          1998
                                                  ----------   ----------   ------------   -----------
                                                             (IN MILLIONS OF U.S. DOLLARS)
R&D expenditures, before capitalization.........    $55.3        $53.6         $13.7         $ 56.2
Costs capitalized as software product assets....     (3.7)        (8.5)         (2.5)         (10.3)
Amortization of previously capitalized
  software......................................      7.6         14.8           3.3           14.9
R&D charge......................................    $59.2        $59.9         $14.5         $ 60.8

EMPLOYEES

     As of April 30, 2000, MERANT had 1,993 employees, of whom 470 were located in the U.K., 1,095 were in the U.S. and 428 in other countries. None of our employees is represented by a labor union. MERANT has experienced no work stoppages and believes its relations with its employees are good.

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

RECENT ACQUISITIONS OR DISPOSITIONS

     During fiscal 2000, MERANT completed four acquisitions.

     On August 3, 1999, we acquired all of the outstanding stock of Essential Software, Inc (trading as The Marathon Group), a privately-held Internet professional services firm based in Raleigh, North Carolina. The total consideration for the transaction was approximately $15.8 million, the whole of which was paid in cash.

     On November 23, 1999, we acquired all of the outstanding stock of EnterpriseLink Technology Corporation, a privately held supplier of enterprise extension software based in Campbell, California. The total consideration for the transaction is up to approximately $22 million, payable as a combination of cash and assumption of debt, of which approximately $14.1 million was paid prior to April 30, 2000. We also assumed EnterpriseLink stock options outstanding as of the closing which converted into options to acquire up to 511,904 MERANT ordinary shares.

     On December 6, 1999, we acquired all of the outstanding stock of Trillium Software Corporation, a privately held supplier of change management software based in Eden Prairie, Minnesota. The total consideration for the transaction is up to approximately $7 million, payable in cash, of which approximately $4.1 million was paid prior to April 30, 2000.

     On January 8, 2000, we acquired the remaining 79.9% of the outstanding stock of Northern Software Partners AS, our distributor for the Nordic region, based in Oslo, Norway. The total consideration for the transaction is up to approximately $4 million, payable in cash, of which approximately $3.2 million was paid prior to April 30, 2000. Northern Software Partners AS changed its name to MERANT Nordic AS on January 21, 2000.

     These transactions have been accounted for using the purchase accounting method. Accordingly, we have allocated to goodwill the excess of the estimated purchase price over the respective estimated fair value of each company's net tangible assets. We will amortize this amount, which totaled $46.1 million in the aggregate, over its estimated economic life of five years.

SUBSEQUENT EVENT

     On August 24, 2000, MERANT purchased for cancellation 14,408,798 ordinary shares at 95 pence (sterling) per share for an aggregate consideration of L13,688,000 ($20,258,000 based on the exchange rate on August 24, 2000). Authority to make this purchase was granted by shareholders at the annual general meeting held on September 16, 1999. The purchase represented 9.7% of the issued share capital as of the date of the transaction. The shares were purchased on the London Stock Exchange and were cancelled effective September 1, 2000.

FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

     MERANT operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This section of the discussion highlights some of these risks and their possible impact on future results of operations.

     The factors discussed below as well as statements made elsewhere in this annual report contain forward-looking statements that are based on the beliefs of MERANT's management, as well as assumptions made by, and information currently available to it. Our actual results, performance or achievements in fiscal 2001 and beyond could differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to material differences include, but are not limited to, those discussed in this section and elsewhere in this annual report. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this annual report that may reflect events or circumstances occurring after the date of this annual report. For more information on forward-looking statements, see "Forward Looking Statements" below in this Part I, Item 1.

MERANT'S OPERATING RESULTS MAY FLUCTUATE, AND ANY FLUCTUATIONS COULD ADVERSELY AFFECT THE PRICE OF MERANT SECURITIES

     Our future operating results are subject to quarterly and annual fluctuations. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of MERANT securities would likely decrease. We expect that our results may fluctuate in the future due to a variety of factors, including:

     - demand for our products,

     - the size and timing of customer orders and the lengthy sales cycle,

     - product life cycles,

     - our ability to introduce and market new and enhanced versions of our products on a timely basis,

     - the introduction and acceptance of new products and product enhancements by us or by our competitors,

     - customer order deferrals in anticipation of new or enhanced products or technologies,

     - the timing of product introductions or enhancements by us or by our competitors,

     - technological changes in the software industry,

     - changes in the mix of distribution channels through which our products are offered,

     - purchasing patterns of distributors and retailers, including customer budgeting cycles,

     - the quality of products sold,

     - price and other competitive conditions in the industry,

     - changes in our level of operating expenses,

     - changes in our sales incentive plans,

     - our ability to acquire and effectively integrate companies and solutions,

     - the cancellation of licenses during the warranty period,

     - non-renewal of maintenance agreements,

     - the effects of extended payment terms (particularly for international customers),

     - economic conditions generally or in various geographic areas, and

     - other factors discussed in this section.

MERANT'S INSIGNIFICANT BACKLOG AND LONG SALES CYCLE COMBINED WITH COSTS THAT ARE FIXED, MAKE IT DIFFICULT FOR US TO PREDICT FUTURE REVENUE AND COMPENSATE FOR A REVENUE SHORTFALL

     Historically, we have operated with little product backlog, because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs is fixed in the short term and does not vary with revenue. Because of these factors, small variations between anticipated orders and actual orders, as well as non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. Moreover, if significant sales occur earlier than expected, operating results for later quarters may suffer.

SEASONALITY CAN CAUSE MERANT'S OPERATING RESULTS TO FLUCTUATE

     Our revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, we have historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognize a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

MERANT'S REVENUE COULD DECLINE IF THERE IS A DECLINE IN THE DEMAND FOR OR USE OF THE COBOL LANGUAGE OR MAINFRAME COMPUTERS OR A DECLINE IN THE DEMAND FOR MERANT'S COBOL OFFERINGS

     A substantial portion of our revenue is derived from products and related services for mainframe application development in the COBOL language and for COBOL compilers running on workstations and personal computers. We expect that a substantial portion of our revenue will continue to be derived from these products and services in the future. As a result, our future operating results depend upon continued demand for, and market acceptance and use of, the COBOL language. Any decline in that market as a result of competition, technological change or other factors could cause our revenues to decline. Recently, our COBOL revenues have decreased at a faster than expected rate, reflecting an industry-wide phenomenon, and this decline could continue. MERANT plans to reduce operating expenses in the COBOL area, which could negatively impact our COBOL revenues in the future.

IF OUR NEW PRODUCTS OR PRODUCT ENHANCEMENTS FAIL TO ACHIEVE CUSTOMER ACCEPTANCE, OR IF WE FAIL TO MANAGE PRODUCT TRANSITIONS, OUR BUSINESS REPUTATION AND FINANCIAL PERFORMANCE WOULD SUFFER

     MERANT is in a market that is subject to rapid technological change. We must continually adapt to that change by improving our products and introducing new products, technologies and services, such as the Egility e-business software solutions. Our growth and financial performance will depend in part on our ability to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions on a timely and cost-effective basis. This depends in part on our ability to attract and retain qualified employees. In the past, we have experienced delays and increased expenses in developing new products. We may not be successful in marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

PRODUCT DEFECTS CAN BE EXPENSIVE TO FIX AND CAN CAUSE MERANT TO LOSE CUSTOMERS

     Software products as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing, as well as testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The occurrence of errors could result in loss of or delay in market acceptance of our products.

PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED, WHICH MAY AFFECT MERANT'S COMPETITIVE POSITION

     Our success depends upon our proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Patents have been granted on fundamental technologies in software, and patents may issue that relate to fundamental technologies incorporated into our products.

OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, WHICH MAY RESULT IN LAWSUITS AND PREVENT MERANT FROM SELLING OUR PRODUCTS

     Except for a trademark infringement claim against our distributor in Brazil, which local counsel advises is unlikely to succeed, there are currently no material notices or pending claims that our products, trademarks or other proprietary rights infringe the proprietary rights of third parties. However, third parties could assert infringement claims against us in the future. If it is necessary or desirable, we may seek licenses under disputed third party intellectual property rights. However, these licenses may not be available on reasonable commercial terms, if at all. The failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain products. With regard to those technologies that we license from third parties, we must rely upon those third parties for information on the ownership of the licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the ownership of licensed technology and indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification may not provide adequate compensation or protection for breach of the representations.

     In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favor. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or to obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, we believe that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims we initiate against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

COMPETITION CAN LEAD TO PRICING PRESSURES AND LOSS OF MARKET SHARE

     Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers.

INTERNATIONAL SALES ACCOUNT FOR A SIGNIFICANT PORTION OF OUR TOTAL REVENUE, WHICH EXPOSES MERANT TO THE BUSINESS AND ECONOMIC RISKS OF GLOBAL OPERATIONS

     In fiscal years 2000, 1999 and 1998, sales to customers outside of the United States represented approximately 42%, 40% and 35%, respectively, of our revenue. We intend to continue to expand our operations outside of the United States and enter additional international markets, and commit significant time and resources to developing international sales and support channels. The risks inherent in conducting international business generally include:

     - exposure to exchange rate fluctuations

     - longer payment cycles

     - greater difficulties in accounts receivable collection and enforcing agreements

     - tariffs and other restrictions on foreign trade

     - U.S. export requirements

     - economic and political instability

     - withholding and other tax consequences

     - restrictions on repatriation of earnings

     - the burdens of complying with a wide variety of foreign laws

     - general economic conditions.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL AS NECESSARY, WE MAY NOT BE ABLE TO MANAGE OUR BUSINESS SUCCESSFULLY OR SELL OUR PRODUCTS

     Several of our senior management personnel are relatively new to MERANT and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to conduct our business in the future. Our success depends to a significant degree upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including key personnel of acquired companies. We do not have employment agreements with most of our key personnel to ensure their continued employment, and we do not maintain key person life insurance on any of these persons.

IF MERANT WERE UNABLE TO MANAGE CHANGE EFFECTIVELY, OUR OPERATIONS WOULD BE DISRUPTED

     MERANT has recently experienced tremendous organizational change and significant turnover of personnel. The company plans to continue making adjustments in such areas as the sales and marketing organization and the COBOL business. These changes have placed a significant strain on our financial, management, operational and other resources. These strains will continue as the company continues its transition to an e-business software solutions company. Our management, personnel, systems, procedures and controls may not be adequate to support existing and future operations.

MARKET VOLATILITY MAY CAUSE THE PRICE OF OUR SECURITIES TO DECLINE

     The market price of MERANT's securities has experienced significant price volatility, particularly since the announcement in June 1998 of the merger with INTERSOLV, and volatility may occur in the future. Factors that may have a significant impact on the market price of our securities include:

     - actual or anticipated fluctuations in our operating results,

     - changes in financial estimates by securities analysts,

     - announcements of technological innovations,

     - new products or new contracts by us or by our competitors,

     - developments with respect to patents, copyrights or proprietary rights,

     - conditions and trends in the software and other technology industries,

     - adoption of new accounting standards affecting the software industry, and

     - general market conditions.

     Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may cause the market price of our securities to be volatile.

IF WE ENGAGE IN FUTURE BUSINESS COMBINATIONS, WE MAY FAIL TO INTEGRATE ACQUIRED BUSINESSES EFFECTIVELY, WHICH COULD DISRUPT OUR ONGOING BUSINESS AND GENERATE NEGATIVE PUBLICITY

     We have completed a number of business combinations in recent years, most recently the merger with INTERSOLV in September 1998, and the acquisitions of Essential Software, Inc. in August 1999, EnterpriseLink Technology Corporation in November 1999, Trillium Software Corporation in December 1999 and Northern Software Partners AS in January 2000. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization provisions related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

     - difficulties in the assimilation of the operations, technologies and products of the acquired companies,

     - difficulties in managing diverse geographic sales and research and development operations,

     - the diversion of management attention from other business concerns,

     - risks of entering markets in which we have no or limited direct prior experience, and

     - the potential loss of key employees of MERANT or the acquired company.

YEAR 2000 AND EURO ISSUES COULD STILL NEGATIVELY AFFECT OUR BUSINESS

     We developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting our internal systems, our interaction with third party vendors and suppliers, and our products and services. As of September 30, 1999, we completed the plan in all material respects, although we have continued to address internal Year 2000 readiness issues on an ongoing basis with respect to newly-acquired systems and suppliers, regularly-scheduled system updates and upgrades, and internal operations. To date we have experienced no significant impact from the Year 2000 problem on our ability to carry on normal business operations. However, there can be no assurance that we will not experience significant unanticipated negative consequences caused by undiscovered Year 2000 problems with our internal systems, our third party vendors and suppliers, or our products and services.

     While we have not been subject to any claims or lawsuits to date relating to any Year 2000-related failures of our products or services, there can be no assurance that customers or former customers will not bring claims or lawsuits against us seeking compensation for losses associated with any such failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on our business, financial condition and results of operations

     Effective January 1, 1999, eleven of the fifteen member countries of the European Union adopted the euro as their legal currency. On that date, the participating countries established fixed euro conversion rates between their existing sovereign currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. As of May 1, 1999, MERANT's internal systems have the ability to price and invoice customers in the euro. We are also engaging in foreign exchange and hedging activities in the euro. We will continue to modify the internal systems that will be affected by this conversion, but do not expect the costs of further system modifications to be material. There can be no assurance, however, that we will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on our business, financial condition and results of operations. We will continue to evaluate the impact of the euro's introduction on our foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. In addition, we face risks to the extent that banks and vendors upon whom we rely are unable to make appropriate modifications to support our operations with respect to euro transactions. While we will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon our business, financial condition or results of operations.

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

EXCHANGE RATE FLUCTUATIONS CAN CAUSE OUR OPERATING RESULTS TO FLUCTUATE

     The majority of our revenue arises in U.S. dollars, while our costs are incurred approximately equally in U.S. dollars and other currencies, predominantly G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. During the current fiscal quarter, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were not material.

FORWARD-LOOKING STATEMENTS

     The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This annual report contains forward-looking statements that include statements regarding expectations for our business strategy, our expenses in the COBOL business area, the company's sales and marketing organization, and its prospects and growth, including the growth of our e-business solutions business and related revenues. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements.

     These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Year 2000 products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, our ability to effectively manage our costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, our ability to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential for a shift in demand for enterprise application development solutions and e-business solutions based on changes in technology and customer needs, the market acceptance of our e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter our markets and the possible success of existing competitors in those markets, and our ability to manage and integrate recently acquired businesses or other businesses that we may acquire in the future.

     Further information on potential factors which could affect our financial results is included above in this Part I, Item 1 under the heading "Factors That May Influence Future Operating Results" and elsewhere in this annual report for the year ended April 30, 2000. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

ITEM 2.  DESCRIPTION OF PROPERTY

     MERANT owns its worldwide headquarters, which consists of approximately 80,000 square feet of office space located on an 8-acre site in Newbury, England.

     MERANT also leases office space for its sales, distribution and development operations. Major facility leases include the following:

                                                                              FACILITY SIZE
LOCATION                                                PURPOSE               (SQUARE FEET)
--------                                                -------               -------------
Rockville, MD...............................  U.S. corporate headquarters        74,000
Mountain View, CA...........................  Sales & development                56,000
Beaverton, OR...............................  Sales & development                48,000
Morrisville, NC.............................  Sales & development                39,000
Philadelphia, PA............................  Sales & development                26,000
St. Albans, U.K. ...........................  Sales & development                20,000

     In addition, MERANT recently signed a lease for new office space in Beaverton, OR consisting of 65,000 square feet which will be available for occupancy approximately May, 2001.

     MERANT also maintains facilities, principally sales and distribution offices around the world. In the U.S. these are located in Chicago, IL; Gaithersburg, MD; Greensboro, NC; Irvine, CA; Lyndhurst, NJ; New York, NY; and Raleigh, NC. Outside the U.S., MERANT maintains offices in Toronto and Montreal, Canada; Paris, France; Ismaning, Germany; Barcelona and Madrid, Spain; Lisbon, Portugal; Tokyo, Japan; Melbourne and Sydney, Australia; Duffel, Belgium; Amersfoort, Netherlands; Rome and Milan, Italy; Sao Paulo Brazil; Seoul, Korea and Singapore.

     The total of rental payments for all facilities for fiscal 2000 was $14.3 million. All leases are subject to renewal clauses and rent increase provisions, which are typical of similar leases in the relevant geographic areas.

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

     In May 1999, MERANT filed a motion to transfer the matter to the Northern District of California, and the Court granted MERANT's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. MERANT filed a motion to dismiss the newly-amended complaint in June 2000. A hearing on the motion took place on September 20, 2000 and the court has taken the parties' arguments under submission.

     MERANT intends to defend this litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

     MERANT and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect MERANT's financial position, results of operations, or liquidity.

ITEM 4.  CONTROL OF REGISTRANT

     As far as is known to MERANT, the company is not directly or indirectly owned or controlled by one or more corporations or a foreign government.

     The following table discloses the numbers of shares held as of September 15, 2000, by:

     - any person who is known by MERANT to be the owner of more than 10% of its shares; and

     - all directors and officers as a group.

                                                                             PERCENT
IDENTITY OF PERSON OR GROUP                                   AMOUNT OWNED   OF CLASS
---------------------------                                   ------------   --------
Schroder Investment Management Ltd..........................   18,501,308     13.7%
Merrill Lynch Group.........................................   14,241,773     10.6%
Bank of New York(1).........................................   16,039,450     11.9%
All directors and officers as a group (17 persons)..........      319,512      0.2%

---------------

(1) Held beneficially as the depositary of MERANT's ADSs for which ADRs have been issued.

     MERANT knows of no arrangements the operation of which may at a subsequent date result in a change of control of MERANT.

ITEM 5.  NATURE OF TRADING MARKET

     MERANT's ordinary shares are listed on the London Stock Exchange.

     Since 1992, MERANT's American Depositary Shares have been traded in the United States. The ADSs are quoted on the Nasdaq National Market under the symbol MRNT. Each ADS represents five ordinary shares. The ADSs are evidenced by ADRs issued by the depositary under the terms of the deposit agreement. Further information about the ADRs and the deposit agreement is provided under Item 14 of this Form 20-F.

     The following table presents for the periods indicated --

     - the high and low middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and

     - the equivalent U.S. dollar prices translated at the noon buying rate on the date of each high and low quotation.

                                                              HIGH       LOW       HIGH        LOW
                                                              -----     -----     -------     ------
                                                              (IN GB POUNDS)      (IN U.S. DOLLARS)
FISCAL YEAR ENDED APRIL 30, 1999:
First quarter.............................................    6.75      4.27       10.99       7.15
Second quarter............................................    4.80      1.90        7.89       3.23
Third quarter.............................................    2.40      0.97        3.98       1.64
Fourth quarter............................................    1.52      1.06        2.48       1.71
FISCAL YEAR ENDED APRIL 30, 2000:
First quarter.............................................    3.11      1.47        4.84       2.36
Second quarter............................................    3.03      2.43        4.88       3.99
Third quarter.............................................    4.67      2.40        7.48       3.94
Fourth quarter............................................    4.87      1.56        7.75       2.43

The table below shows the highest and lowest bid prices for the ADSs in U.S. dollars as reported by the Nasdaq National Market for the periods indicated.

                                                               HIGH       LOW
                                                              -------   -------
                                                              (IN U.S. DOLLARS)
FISCAL YEAR ENDED APRIL 30, 1999:
First quarter...............................................   57.25     32.00
Second quarter..............................................   39.38     15.25
Third quarter...............................................   19.63      7.90
Fourth quarter..............................................   12.56      8.13
FISCAL YEAR ENDED APRIL 30, 2000:
First quarter...............................................   23.69     12.13
Second quarter..............................................   24.13     19.31
Third quarter...............................................   37.00     19.13
Fourth quarter..............................................   39.00     19.13

     The following table provides detail of shares and ADSs held in the United States. Since certain of these shares and ADSs were held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or of where the beneficial holders are resident.

                                                              ORDINARY
                                                               SHARES      ADSS
                                                              --------   ---------
Held of record in the United States.........................  230,775    3,215,447
Percent of ordinary shares outstanding......................      0.2%        10.8%
Record holders..............................................       71          117

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are currently no U.K. laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-U.K. resident shareholders or ADS holders. There are no limitations under English law or in MERANT's Memorandum and Articles of Association relating to the right to hold or exercise voting rights attaching to the shares or ADSs that apply only to non-U.K. shareholders. However, English law currently forbids ownership of shares or ADSs by, or payment of dividends to, the governments of Iraq and the Federal Republic of Yugoslavia, the UNITA organization of Angola, the Taliban of Afghanistan and certain members of the government of Burma (Myanmar). Similar sanctions against the government of Libya are currently suspended.

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

     In particular, this summary:

     - does not address U.S. estate, gift, state or local tax laws.

     - does not address foreign law other than that of the United Kingdom as it would affect U.S. holders (persons resident in the United States and not resident in the United Kingdom, under the current double taxation convention between the United States and the United Kingdom). Non-U.S. holders may experience significantly different tax consequences and should consult their own tax advisors.

     - does not take into account the specific circumstances of any particular shareholders (such as tax-exempt entities, certain insurance companies, broker dealers, shareholders liable for alternative minimum tax, shareholders that actually or constructively own 10% or more of MERANT's voting shares, shareholders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or shareholders whose functional currency is not the U.S. dollar), some of which may be subject to special rules.

U.K. INCOME TAXATION OF DIVIDENDS

     MERANT has never paid dividends. However, if MERANT were to pay dividends in cash and denominated in dollars, the following would apply.

     Individual shareholders resident in the United Kingdom for tax purposes should generally be entitled to a tax credit in respect of any dividend, which they can offset against their total income tax liability. The amount of the tax credit is equal to 10% of the "gross dividend" (which is the total of the dividend received and the tax credit), which is also equal to one-ninth of the amount of the dividend received. The gross dividend is included in computing the income of the individual holder for U.K. tax purposes.

     Lower and basic rate taxpayers will have no further liability to income tax, but higher rate taxpayers will be liable to tax on the dividend at the rate of 32.5% of the gross dividend. The tax credit will be available to reduce the tax liability on the dividend but will not be repayable to the shareholder.

     U.K. resident taxpayers who are not liable to U.K. tax on dividends will not be entitled to claim repayment of the tax credit. Tax credits on dividends paid in respect of shares held in personal equity plans or individual savings accounts will be repayable until April 5, 2004.

     A U.K. resident corporate shareholder will be liable to corporation tax in respect of the gross amount of any dividend received. It will not be able to claim repayment of the tax credit attaching to the dividend, but can offset the tax credit against its corporation tax liability.

     A shareholder who is not resident in the United Kingdom for tax purposes will generally not benefit from any entitlement to a refund of any part of the tax credit. Special rules apply in the case of U.S. corporate shareholders that are:

     - resident in the United Kingdom, or

     - at least 25% owned, directly or indirectly, by persons that are not individual residents or nationals of the United States and that satisfy certain other conditions.

Further special rules may apply if the shareholder:

     - is a partnership, an estate or a trust that is a resident of the United States,

     - is exempt from U.S. taxation on dividends paid by MERANT, or

     - owns 10% or more of the class of shares on which the dividend is declared

U.S. FEDERAL INCOME TAXATION OF DIVIDENDS

     Under the double income tax convention between the United Kingdom and the United States, an eligible U.S. holder will be subject to U.S. federal income tax on the sum of the cash dividend plus a tax credit amount to which the U.S. holder would be entitled if it were a U.K. taxpayer. Dividends paid out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. holder as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Subject to certain conditions and limitations, a U.S. holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for all or part of the tax credit amount. The rules relating to the determination of the foreign tax credit are complex and eligible U.S. holders should consult their tax advisers to determine whether and to what extent a tax credit would be available.

TAXATION ON CAPITAL GAINS

     Under the double income tax convention between the United Kingdom and the United States, each country generally may tax capital gains in accordance with the provisions of its domestic law. Under U.K. law, U.S. residents who are not also resident or ordinarily resident for tax purposes in the United Kingdom will not generally be liable for U.K. capital gains tax on capital gains made on the disposal of shares. Special rules apply where the shares were held in connection with a trade carried on in the U.K. through a permanent establishment. An individual shareholder who has on or after March 17, 1998, ceased to be resident or ordinarily resident in the United Kingdom for a period of five years and who disposes of shares during that period may also be liable to U.K. taxation on capital gains. U.S. residents who are liable for U.K. tax may also be liable for both U.K. and U.S. tax in respect of a gain on the disposal of ADSs, but may be entitled to a tax credit against their U.S. federal tax liability for the amount of the U.K. tax paid in respect of the gain. A U.S. resident holder of an ADR will be liable for U.S. federal income tax on the gains to the same extent as on any other gains from sales of shares.

U.K. INHERITANCE TAX

     Under the double estates and gift taxation convention between the United States and the United Kingdom, an individual shareholder who is for the purpose of the convention, not a U.K. national, but who is domiciled in the United States will not (provided any tax chargeable in the United States is paid) be subject to U.K. inheritance tax on the disposal of shares by way of gift or upon the individual's death, unless:

     - the shares are part of the business property of a permanent establishment of the individual in the United Kingdom, or

     - in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom.

     In the exceptional case where the shares are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the convention generally provides for double taxation to be relieved by means of credit relief.

U.K. STAMP DUTY AND STAMP DUTY RESERVE TAX

     U.K. stamp duty and/or stamp duty reserve tax ("SDRT") may be charged in respect of, among other things, the following transactions:

     - the transfer of an ADS,

     - the transfer of a share,

     - the deposit of a share with the custodian and the subsequent issue of an ADR, and

     - the transfer of a share on surrender of an ADS.

     This section discusses in turn each possible charge.

     On the transfer of an ADS, no U.K. stamp duty will be payable provided that the instrument or transfer is executed and remains outside the United Kingdom, nor will there be any liability to SDRT.

     On the transfer of a share, ad valorem stamp duty will be charged at the rate of 1/2% of the consideration, if any, for the transfer. SDRT will be imposed, at the rate of 1/2% of the consideration for the transaction, if an agreement is made for the sale of shares, unless a share transfer instrument in favor of the purchaser or its nominee is executed and duly stamped. SDRT is in general payable by the purchaser of the shares, but regulations have been made which provide for collection from other persons in certain circumstances.

     An instrument transferring shares to a nominee or agent for a depositary which then issues depositary receipts (such as ADRs) will be subject to ad valorem stamp duty. Where the instrument is liable to stamp duty as a "conveyance on sale," because it completes a sale of shares or ADSs, the rate of duty will be 1 1/2% of the consideration for the sale implemented by the instrument. Where the transfer instrument is not stampable as a conveyance on sale, the rate of duty will be 1 1/2% of the market value of the security transferred by the instrument. There is also a potential charge to SDRT which will be payable by the depositary at a rate of 1 1/2% of the consideration for the transfer, or where there is no consideration, 1 1/2% of the market value of the securities transferred. The charge to SDRT will, however, be reduced by the amount, if any, of ad valorem stamp duty paid on the share transfer instrument.

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

OTHER U.S. ISSUES

     As of September 15, 2000, MERANT is not a controlled foreign corporation ("CFC"), a passive foreign investment company ("PFIC"), or a foreign personal holding company ("FPHC"), and MERANT does not anticipate becoming a CFC, PFIC or FPHC. Neither MERANT nor its advisers have a duty or will undertake to inform U.S. shareholders of changes in circumstances which would cause MERANT to become a CFC, PFIC or a FPHC. U.S. shareholders should consult their own tax advisers concerning the status of MERANT as a CFC, PFIC or FPHC.

ITEM 8.  SELECTED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL DATA

     The Selected Consolidated Financial Data in U.S. Format on page 19 and the Selected Consolidated Financial Data in U.K. Format on page 62 of the MERANT 2000 Annual Report Detail are incorporated in this Form 20-F by reference.

EXCHANGE RATES

     The following table shows the approximate noon buying rates for GB pounds in U.S. dollars per GBP 1.

FISCAL PERIOD                                                 AVERAGE*   HIGH   LOW    PERIOD-END
-------------                                                 --------   ----   ----   ----------
Year ended January 31, 1996.................................    1.57     1.61   1.51      1.51
Year ended January 31, 1997.................................    1.58     1.71   1.49      1.60
Year ended January 31, 1998.................................    1.64     1.70   1.58      1.63
Quarter ended April 30, 1998................................    1.66     1.69   1.62      1.67
Year ended April 30, 1999...................................    1.65     1.71   1.59      1.61
Year ended April 30, 2000...................................    1.60     1.68   1.55      1.56

---------------

* The average of the exchange rates on the last day of each calendar month during the period.

     On September 15, 2000, the Noon Buying Rate was $1.4005 per GBP 1.

     Fluctuations in the U.S. dollar/GB pound exchange rate will affect the U.S. dollar amounts received by ADR holders on conversion by the depositary of dividends paid in GB pounds on the shares represented by the ADRs. These fluctuations may also affect the relative market prices of the ADSs in the U.S. and the shares in the U.K.

     For information on the effect of exchange rate fluctuations on MERANT's results of operations, see "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Exchange Rate Fluctuations" on pages 33 and 72 of the MERANT 2000 Annual Report Detail, which sections are incorporated in this Form 20-F by reference.

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

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Results of Operations and Financial Condition for fiscal years 2000, 1999 and 1998, and for the three-month period ended April 30, 1998, which is contained on pages 20 through 35 and pages 63 through 73 of the MERANT 2000 Annual Report Detail, is incorporated in this Form 20-F by reference.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     For information on market risks to which MERANT's business is exposed, see "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Market Risk" on page 34 of the MERANT 2000 Annual Report Detail, which section is incorporated in this Form 20-F by reference.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

     MERANT's Memorandum and Articles of Association provide that there must always be at least two directors, unless otherwise determined by ordinary resolution of MERANT. At each annual general meeting, one-third of the directors (rounded down where the number of directors does not divide by three) retires from office by rotation.

     Executive officers serve at the discretion of the Board of Directors.

     The directors and executive officers, effective September 25, 2000, are as follows:

BOARD OF DIRECTORS

                                                                             DATE ELECTED OR
NAME                                            POSITION                        APPOINTED
----                                            --------                     ---------------
Michel Berty................  Director                                       September 1998
Kevin Burns.................  Director                                       September 1998
Gary Greenfield.............  Director                                       September 1998
                              President and Chief Executive Officer          December 1998
J. Michael Gullard..........  Director and Chairman                          May 1995
Harold Hughes...............  Director                                       December 1993
Barry Lynn..................  Director                                       September 1999
Don Watters.................  Director                                       December 1999

EXECUTIVE OFFICERS

            NAME                                POSITION                     DATE APPOINTED
            ----                                --------                     --------------
Ken Sexton..................  Senior Vice President and Chief Financial      December 1998
                               Officer
Panos Anastassiadis.........  Executive Vice President, Worldwide            September 1998
                               Distribution
Michael Consoli.............  Senior Vice President and General Manager,     October 1999
                                MERANT EDC
Greg Gehring................  Senior Vice President and Chief Information    September 1998
                                Officer
Dean Genge..................  Senior Vice President, Corporate Marketing     September 1998
Tony Hill...................  Senior Vice President and General Manager,     March 2000
                                MERANT ACT
Leo Millstein...............  Vice President, General Counsel and Secretary  April 2000
Andrew Weiss................  Chief Technology Officer                       May 1999

Biographical information for the directors and officers is shown below.

     Mr. Berty has been a non-executive director of MERANT since September 1998. Prior to that date, he was a non-executive director of INTERSOLV. From 1972 until 1997 he was an executive of the Cap Gemini Group and serviced as Chief Executive Officer of Cap Gemini America from 1993 to 1997.

     Mr. Burns has been a non-executive director of MERANT since September 1998. Prior to that date he was Chairman of INTERSOLV. He is a founding member of Lazard Technology Partners, a venture capital firm investing in the information technology industry.

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

     Mr. Hughes has been a non-executive director of MERANT since December 1993. He is Chairman and Chief Executive Officer of Pandesic LLC, an e-commerce joint venture between Intel and SAP.

     Mr. Lynn became a non-executive director of MERANT in September 1999. He is the President and Chief Executive Officer of Be eXceL Inc., a corporation specializing in e-commerce and internet management consulting.

     Mr. Watters became a non-executive director of MERANT in December 1999. He retired from McKinsey & Co. in 1997 after 28 years of service, most recently has a director, and continues to act as a consultant and a member of McKinsey Advisory Board.

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

     Mr. Consoli joined MERANT in October 1999 as its Senior Vice President and General Manager, MERANT EDC.

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

     Mr. Hill joined MERANT in August 1987. In March 2000, he became Senior Vice President and General Manager, MERANT ACT, having previously held the position of Manager, European Direct Sales in MERANT's ADM business unit.

     Mr. Millstein joined MERANT in April 2000 as its Vice President, General Counsel and Secretary.

     Mr. Weiss joined MERANT in May 1999 as its Chief Technology Officer.

     There are no family relationships between any of the directors or executive officers. There are no arrangements or understandings between any executive officer or director and any other person under which an executive officer or director was or is to be selected to such position.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     For the fiscal year ended April 30, 2000, the total amount of compensation paid to directors and officers of MERANT (a total of 18 persons during the fiscal year) was as follows:

                                                              U.S. DOLLARS   GB POUNDS
                                                              ------------   ---------
                                                                    IN THOUSANDS
Salary......................................................     2,199         1,392
Bonus.......................................................     1,268           803
Directors' fees.............................................       273           167
Compensation for loss of office.............................         0             0
Pension, retirement and similar benefits....................        47            30
Other benefits..............................................       135            85
          TOTAL.............................................     3,922         2,477
Chairman....................................................       140            84

     Bonuses were payable under three different cash bonus programs. Each program sets operating plans, and bonus amounts are paid based upon MERANT's performance against the operating plan. Further compensation information is provided under "Directors' Remuneration Report" on pages 15 through 18 of the MERANT 2000 Annual Report Detail, which compensation information is incorporated in this Form 20-F by reference.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     MERANT currently operates four share option plans:

     - the 1991 Share Option Plan

     - the 1994 Group Employee Benefit Trust

     - the 1996 Share Option Plan

     - the 1998 Share Option Plan

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

     When MERANT acquired EnterpriseLink Technology Corporation, it assumed EnterpriseLink's 1996 Stock Plan and 1999 Stock Option Plan. Under the Acquisition Agreement, the outstanding options under these EnterpriseLink Plans were converted into options to acquire MERANT shares. No further options have been or will be granted under the EnterpriseLink Plans.

     At September 15, 2000, there were outstanding stock options under the MERANT plans, INTERSOLV plans, XDB plans and EnterpriseLink plan to purchase a total of 23,867,276 ordinary shares with exercise prices ranging from GBP 0.34 to GBP 7.15 and expiration dates ranging from July 2001 to August 2010. At the same date, the following directors (and directors and officers as a group) held options to purchase the number of shares presented opposite their names in the following table:

                                            NUMBER OF   OPTION PRICE,
                                             SHARES        IN GBP        EXPIRATION DATE
                                            ---------   -------------   ------------------
Michel Berty..............................       None
Kevin Burns...............................     10,000          2.94     September 16, 2009
Gary Greenfield...........................  2,569,550*    1.47-3.42     May 1, 2008
                                            3,250,000          1.05     January 4, 2009
J. Michael Gullard........................    100,000          1.67     June 21, 2006
                                               20,000          2.94     September 16, 2009
Harold Hughes.............................     50,000          3.00     August, 19, 2002
                                               10,000          2.40     June 16, 2004
                                               10,000          2.94     September 16, 2009
Barry Lynn................................     10,000          2.94     September 16, 2009
Don Watters...............................     10,000          4.54     December 8, 2009
Directors and officers as a group.........  5,187,390*    1.47-3.68     May 1, 2008
                                            3,250,000          1.05     January 4, 2009
                                            3,725,000          1.06     December 15, 2008
                                              250,000          1.41     April 30, 2009
                                              100,000          1.64     April 25, 2010
                                              100,000          1.67     June 21, 2006
                                               10,000          2.40     June 16, 2004
                                              250,000          2.80     October 18, 2009
                                               50,000          2.94     September 16, 2009
                                               50,000          3.00     August 19, 2002
                                              125,000          3.10     April 6, 2010
                                               75,000          3.36     February 10, 2010
                                               10,000          4.54     December 8, 2009

---------------

* Asterisked items represent the share equivalents of options issued by INTERSOLV, which were converted into options to acquire MERANT ADSs. Options were issued by INTERSOLV at various prices and dates; the table discloses average grant prices and the latest expiration dates. These options are denominated in U.S. dollars, and for the above disclosures have been converted to pounds sterling using the April 30, 2000 rate of $1.58 = GBP 1.00.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The information required by this item is incorporated by reference from the "Directors' Remuneration Report" on pages 15 through 18, and from the "Notes to Consolidated Financial Statements -- Related party transaction" on pages 59 and 106, of the MERANT 2000 Annual Report Detail.

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

     The authorised share capital of MERANT plc is GBP 4,240,000 divided into 212,000,000 ordinary shares of 2p each, of which 149,388,888 ordinary shares were outstanding on April 30, 2000. Each of the issued shares is fully paid and not subject to any further calls or assessments. There are no conversion rights, redemption provisions or sinking fund provisions related to the shares. The shares are issued in registered form.

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

VOTING

     Voting at any general meeting of shareholders is by a show of hands unless a poll is duly demanded by:

     - the chairman of the meeting,

     - at least two shareholders entitled to vote at the meeting,

     - any shareholder or shareholders representing at least one-tenth of the total voting rights of all shareholders entitled to vote at the meeting, or

     - any shareholder or shareholders holding shares conferring a right to vote at the meeting on which the paid up sums are at least one-tenth of the total sum paid up on all the shares conferring that right.

     On a show of hands, every shareholder who is present in person at a general meeting will have one vote, and on a poll, every shareholder who is present in person or by proxy will have one vote per share. The necessary quorum for a shareholder meeting is two persons entitled to vote on the business to be transacted. A resolution proposed at a meeting may be either:

     - an ordinary resolution (e.g., for the election of directors, the approval of financial statements, the declaration of final dividends, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares). An ordinary resolution requires the affirmative vote of a majority of the votes cast at a meeting at which there is a quorum.

     - a special resolution (e.g., relating to certain matters concerning an alteration of the Memorandum or Articles of Association or a winding-up).

     - an extraordinary resolution (e.g., modifying the rights of any class of shares at a meeting of the holders of the class), which requires the affirmative vote of not less than three-fourths of the votes cast.

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

     This statutory pre-emption right does not, however, apply where the right has been disapplied by a special resolution of the shareholders. A special resolution was passed at MERANT's annual general meeting on September 16, 1999, disapplying the statutory pre-emption right in respect of the allotment of equity securities for cash in connection with:

     - a rights issue in favor of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of shares held by them but subject to any exclusions which the directors may consider appropriate to deal with fractional entitlements or holders of shares outside the U.K., or

     - the allotment of equity securities up to an aggregate nominal value of GBP 144,087.98.

     This disapplication will, unless extended or renewed, expire on the earlier of the date of MERANT's 2000 annual general meeting and December 16, 2000.

VARIATION OF RIGHTS AND SHARE CAPITAL

     MERANT may, by passing an ordinary resolution:

     - increase its share capital

     - consolidate and divide all or any of its shares into shares of larger amounts, or

     - subdivide its shares into shares of smaller amount or cancel shares which have not been taken or agreed to be taken by any person (subject to the provisions of the Companies Act).

MERANT may, by passing a special resolution (and subject to the provisions of the Companies Act):

     - reduce its share capital, capital redemption reserve and any share premium account, or

     - purchase its own shares.

     Subject to the provisions of the Companies Act, the rights attached to any class of shares may be varied either:

     - with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or

     - with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class.

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

MISCELLANEOUS

     There are currently no U.K. foreign exchange controls on the payment of dividends or the conduct of MERANT's operations. There are no restrictions under the Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote MERANT's shares, except as described elsewhere in this Form 20-F under Item 6, "Exchange Controls and Other Limitations Affecting Security Holders."

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

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

     The following is a summary of the principal terms of the deposit agreement. These statements are subject to the terms and conditions of the deposit agreement. Copies of the deposit agreement and MERANT's Memorandum and Articles of Association are available for inspection at:

     - The depositary's Corporate Trust Office, at 101 Barclay Street, New York, NY 10286, and

     - The depositary's London office, at 46 Berkeley Street, London W1X 6AA, England, which acts as custodian under the terms of the deposit agreement.

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

     The term "Restricted Securities" means ordinary shares, or ADRs representing ordinary shares, which are acquired directly or indirectly from MERANT or its affiliates, as defined in Rule 144 to the Securities Act of 1933,

     - that are issued in a transaction or chain of transactions not involving any public offering, or which are subject to resale limitations under Regulation D under the Securities Act or both,

     - that are held by an officer, director or other affiliate of MERANT, or

     - that are subject to other restrictions on sale or deposit under the laws of the United States or England, or under a shareholder agreement or MERANT's Memorandum and Articles of Association.

     To withdraw the deposited securities represented by an ADR, the owner must:

     - surrender the ADR at the depositary's Corporate Trust Office,

     - pay the depositary's fee for the surrender of ADRs and all taxes and governmental charges and fees, and

     - bear the risk and expense for the forwarding of share certificates and other proper documents of title.

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

     The depositary may receive ADRs instead of ordinary shares in satisfaction of a pre-release. Each pre-release must be

     - preceded or accompanied by a written representation from the person to whom the ADRs are to be delivered that that person, or its customer, owns the ordinary shares or ADRs to be remitted, as the case may be,

     - at all times fully collateralized with cash or other collateral as the depositary deems appropriate,

     - terminable by the depositary on not more than five business days' notice, and

     - subject to further indemnities and credit regulations as the depositary deems appropriate.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

     When the depositary receives cash dividends and other cash distributions denominated in a currency other than U.S. dollars, in respect of the deposited ordinary shares, it is required to arrange for the conversion of the funds into U.S. dollars, subject to:

     - any restrictions imposed by English law, regulations or applicable permits,

     - its judgment that it can do so on a reasonable basis, and

     - its judgment that it can transfer the resulting dollars to the United States.

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

     The depositary may distribute the foreign currency it receives to, or in its discretion may hold it for the respective accounts of, the owners entitled to receive it, if:

     - in its judgment it cannot convert any received foreign currency on a reasonable basis into dollars transferable to the United States,

     - any approval or license of any government or government agency that is required for the conversion is denied, or in the opinion of the depositary is not obtainable, or

     - any approval or license is not obtained within a reasonable period as determined by the depositary

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

     The depositary may reasonably determine that it is lawful and feasible to make rights available to all owners, or to certain owners but not to other owners. In this event, the depositary must distribute to any owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by that owner, warrants or other instruments for the rights.
If:

     - the depositary reasonably determines that it is not lawful and feasible to make the rights available to certain owners, or

     - the rights represented by the warrants or other instruments are not exercised and appear about to lapse,

then the depositary may sell the rights, warrants or other instruments in proportion to the number of ADSs held by the owners to whom it has determined it may not lawfully or feasibly make the rights available, and allocate the net proceeds of the sales for the account of the owners that would have been entitled to the rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among the owners because of exchange restrictions or the date of delivery of any ADR or ADRs, or otherwise.

     If an owner requests the distribution of warrants or other instruments in order to exercise the rights, in circumstances in which rights would not otherwise be distributed, the depositary will make the rights available to the owner upon written notice from MERANT to the depositary that:

     - MERANT has elected in its sole discretion to permit the rights to be exercised, and

     - the owner has signed any documents that MERANT determines in its sole discretion are reasonably required under applicable law.

     The depositary will, on behalf of an owner, exercise the rights and purchase the ordinary shares:

     - upon instruction from the owner to exercise the rights,

     - upon payment by the owner of the purchase price of the ordinary shares to be received upon exercise of the rights, and

     - upon payment of the depositary's fees as provided in the warrants or other instruments,

and MERANT will arrange for the ordinary shares purchased to be delivered to the depositary on behalf of the owner. As agent for the owner, the depositary will arrange for the purchased ordinary shares to be deposited, and will execute and deliver restricted ADRs to the owner.

     If registration under the Securities Act of the securities to which any rights relate is required in order for MERANT to offer the rights to owners and sell the securities represented by the rights, MERANT or the depositary are not required to offer the rights to owners --

     - unless and until a registration statement is in effect, or

     - unless the offering and sale of the securities to the owners are exempt from registration under the Securities Act.

     The deposit agreement does not create any obligation on the part of MERANT to file a registration statement covering the rights or underlying securities or to endeavor to have a registration statement declared effective.

     Whenever the depositary receives any distribution other than cash or ordinary shares upon any deposited securities, it will cause the securities or property it receives to be distributed to the owners --

     - after deduction or upon payment of any fees of the depositary or any taxes or other governmental charges or fees,

     - in proportion to the number of ADSs representing the deposited securities held by them, and

     - in any manner that the depositary considers fair and practicable for accomplishing the distribution.

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

VOTING OF DEPOSITED SECURITIES

     When the depositary receives notice of any meeting or solicitation of consents or proxies of shareholders or holders of other deposited securities, it will, as soon as practicable, mail to all owners a notice containing:

     - the information included in the notice of meeting,

     - a statement that each owner at the close of business on a specified record date will be entitled, subject to applicable law and the provisions of MERANT's Memorandum and Articles of Association and the provisions of or governing deposited securities, to instruct the depositary in writing as to the exercise of the owner's voting rights, if any, and

     - a statement on how owners must give voting instructions.

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

     If the depositary does not receive instructions from an owner within the time established by the depositary, it will deliver a discretionary proxy for the deposited securities in the form provided by MERANT. However, the depositary will not give a proxy for any matter as to which MERANT informs the depositary that:

     - MERANT does not wish a proxy given,

     - substantial opposition exists, or

     - the matter materially and adversely affects the rights of shareholders.

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

REPORTS AND OTHER COMMUNICATIONS

     The depositary will make available for inspection by owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from MERANT, which are both:

     - received by the depositary as the holder of the deposited securities and

     - made generally available to the holders of deposited securities by MERANT.

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

     Upon the resignation or removal of the depositary, either in accordance with the deposit agreement, or at any time at the direction of MERANT, the depositary will terminate the deposit agreement by mailing notice of termination to the owners. The notice will be sent at least 30 days before the date fixed for termination. On and after the date of termination, the owner will, upon

     - surrender of the ADR at the Corporate Trust Office,

     - payment of the depositary's fee for the surrender of ADRs as provided in the deposit agreement, and

     - payment of any applicable taxes or governmental charges,

be entitled to delivery to the owner or upon the owner's order of the amount of deposited securities represented by the ADR. If any ADRs remain outstanding after the date of termination of the deposit agreement, the depositary:

     - will discontinue the registration of transfers of ADRs,

     - will suspend the distribution of dividends to the owners, and

     - will not give any further notices or perform any further acts under the deposit agreement, except for

      - the collection of dividends and other distributions pertaining to the deposited securities, and

      - the sale of rights and the delivery of deposited securities, together with any dividends or other distributions related to them and the net proceeds of the sale of any rights or other property in exchange for surrendered ADRs (after deducting, in each case, its fee for the surrender of ADRs, any expenses set forth in the deposit agreement and any applicable taxes or governmental charges).

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

CHARGES OF DEPOSITARY

     MERANT will pay the fees and reasonable expenses of the depositary and those of any registrar. MERANT will not pay or be liable for:

     - the fees of the depositary for the execution and delivery of ADRs, transfers, the surrender of ADRs and the making of any distribution,

     - taxes and other governmental charges,

     - fees for the registration of transfers of ordinary shares on the share register of MERANT or its appointed agent which apply to transfers of ordinary shares to the depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals under the deposit agreement,

     - any cable, telex and facsimile transmission expenses that are expressly provided in the deposit agreement to be at the expense of persons depositing ordinary shares or owners, and

     - expenses incurred by the depositary in the conversion of foreign currency.

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

LIABILITY OF OWNER FOR TAXES

     The owner is liable to pay any tax or other governmental charge that becomes payable with respect to any ADR, or any deposited securities represented by any ADR. Until payment is made, the depositary may:

     - refuse to effect any transfer of the ADR or any withdrawal of deposited securities,

     - withhold any dividends or other distributions,

     - sell for the account of the owner any part or all of the deposited securities represented by the ADR, and

     - apply dividends or other distributions or the proceeds of any sale to pay any tax or other governmental charge.

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

     The ADRs are transferable on the books of the depositary. However, the depositary may close the transfer books at any time in the performance of its duties. Before the depositary executes and delivers any ADR, registers any ADR for transfer, split-up, combination or surrender or withdraws any deposited securities, the depositary or the custodian may require the depositor of the ordinary shares or the presenter of the ADR to reimburse it for any tax or other governmental charge and any stock transfer or registration fee (including any tax or charge and fee due for ordinary shares being deposited or withdrawn) and to pay any fees provided for in the deposit agreement. The depositary may, and if requested by MERANT must, refuse to deliver ADRs, to register the transfer of any ADR, to make any distribution on, or related to, ordinary shares or to deliver any deposited securities until it has received information, certificates, representations and warranties such as proof of citizenship or residence or exchange control approval as it reasonably considers to be necessary or proper. The delivery, transfer or registration of transfer of ADRs may be suspended during any period when the transfer books of the depositary are closed or at any time as the depositary or MERANT may consider necessary or advisable. The surrender of outstanding ADRs and the withdrawal of deposited securities may not be suspended, subject only to:

     - temporary delays caused by closing the transfer books of the depositary or MERANT or the deposit of ordinary shares in connection with voting at a shareholders' meeting or the payment of dividends,

     - the payment of fees, taxes and similar charges, and

     - compliance with any laws or governmental regulations relating to the ADRs or to the withdrawal of the deposited securities.

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (A) FINANCIAL STATEMENTS.

     1. The following audited consolidated financial statements, together with the related reports of Ernst & Young, are incorporated in this annual report by reference from the MERANT 2000 Annual Report Detail:

     US Format

     Audited Financial Statements

      Consolidated Statements of Operations for the year ended April 30, 2000, the year ended April 30, 1999, the three-month period ended April 30, 1998 and the year ended January 31, 1998

      Consolidated Balance Sheets at April 30, 2000 and April 30, 1999

      Consolidated Statements of Cash Flow for the year ended April 30, 2000, the year ended April 30, 1999, the three-month period ended April 30, 1998 and the year ended January 31, 1998

      Consolidated Statements of Shareholders' Equity for the year ended April
        30, 2000, the year ended April 30, 1999, the three-month period ended April 30, 1998 and the year ended January 31, 1998

      Notes to Consolidated Financial Statements

      Report of the Independent Auditors

     UK Format

     Audited Financial Statements

      Consolidated Profit and Loss Account for the year ended April 30, 2000, the fifteen months ended April 30, 1999 and the year ended January 31, 1998

      Consolidated Balance Sheet at April 30, 2000 and April 30, 1999

      Consolidated Cash Flow Statement for the year ended April 30, 2000, the fifteen months ended April 30, 1999 and the year ended January 31, 1998

      Notes to Consolidated Cash Flow Statement for the year ended April 30,
        2000, the fifteen months ended April 30, 1999 and the year ended January 31, 1998

      Company Balance Sheet at April 30, 2000 and April 30, 1999

      Consolidated Statement of Total Recognised Gains and Losses for the year ended April 30, 2000, the fifteen months ended April 30, 1999 and the year ended January 31, 1998

      Movement in Shareholders' Funds for the year ended April 30, 2000, the fifteen months ended April 30, 1999 and the year ended January 31, 1998

      Notes to the Financial Statements

      Report of the Auditors

     2. The following financial statement schedules and reports have been filed as part of this annual report:

     US Format

     Schedule for the year ended April 30, 2000, the year ended April 30, 1999, the three-month period ended April 30, 1998 and the year ended January 31, 1998

     Schedule II -- Valuation and Qualifying Accounts

     Report of PriceWaterhouseCoopers LLP, Independent Accountants

     UK Format

     Schedule for the year ended April 30, 2000, the fifteen months ended April 30, 1999 and the year ended January 31, 1998

     Schedule II -- Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is not significant or is not applicable.

     (b) EXHIBITS.

2.01(2)   Memorandum of Association of MERANT dated as of March 28,
          1983, as amended and restated to date
2.02(1)   Articles of Association of MERANT adopted as of June 19,
          1996, as amended and restated to date
2.03(1) Form of Specimen Certificate for MERANT's ordinary shares at GBP 0.02 each
2.04(2)   Amended and Restated Deposit Agreement dated as of March 16,
          1998 among MERANT, the Bank of New York and all owners and holders from time to time of American Depositary Receipts
2.05(3)+  MERANT's 1994 Employee Benefit Trust
2.06(1)+  MERANT's 1998 Share Option Plan, as amended
2.07(1)+  MERANT's 1998 Inland Revenue Approved Share Option Scheme
2.08(1)+  MERANT's 1999 Employee Share Purchase Plan
2.09(2) Form of Indemnification Agreement entered into by MERANT with each of its directors and certain executive officers
2.10(2)   Form of Indemnity Agreement entered into by MERANT
          Incorporated, a subsidiary of MERANT ("MERANT
          Incorporated"), with each of its directors and certain executive officers of MERANT and MERANT Incorporated
2.11(4) Agreement and Plan of Reorganization among Micro Focus Group plc, Tower Merger Sub, Inc. and INTERSOLV, Inc. dated June
          17, 1998.
13.01* The portions of the MERANT 2000 Annual Report Detail incorporated in this Form 20-F by reference.
23.01*    Consents of Ernst & Young LLP, Independent Auditors, dated
          October 24, 2000.
23.02*    Consent of Ernst & Young, Independent Auditors, dated
          October 24, 2000.
23.03*    Consent of PriceWaterhouseCoopers LLP, Independent
          Accountants, dated October 31, 2000.

---------------

(1) Filed on November 1, 1999 as an exhibit to MERANT's Annual Report on Form 20-F (File No. 000-19696), and incorporated in this Form 20-F by reference.

(2) Filed on May 29, 1998 as an exhibit to MERANT's Annual Report on Form 20-F (File No. 000-19696), and incorporated in this Form 20-F by reference.

(3) Filed on April 9, 1997 as an exhibit to MERANT's Registration Statement on Form S-8 (File No. 333-24867), and incorporated in this Form 20-F by reference.

(4) Filed on August 24, 1998 as an exhibit to MERANT's Registration Statement on Form F-4 (File No. 333-62095), and incorporated in this Form 20-F by reference.

+  Indicates a management contract or compensatory plan or arrangement.

 *  Filed with this Form 20-F.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                            (U.S. FORMAT) MERANT PLC

                                                                     CHARGED
                                       BALANCE AT     CHARGED      TO/ CREDITED
                                       BEGINNING      TO COSTS      FROM OTHER                  BALANCE AT
DESCRIPTION                            OF PERIOD    AND EXPENSES   ACCOUNTS(*)    WRITE OFFS   END OF PERIOD
-----------                            ----------   ------------   ------------   ----------   -------------
                                                           IN THOUSANDS OF U.S. DOLLARS
PROVISION FOR BAD AND DOUBTFUL DEBTS
Year ended January 31:
  1998...............................    5,860         3,065           706         **(4,770)       4,861
Quarter ended April 30:
  1998...............................    4,861           196            29               47        5,133
Year ended April 30:
  1999...............................    5,133         5,269           (29)          (5,588)       4,785
  2000...............................    4,785         3,082           (99)          (3,513)       4,255

---------------

 (*) Includes exchange rate adjustments

(**) Adjusted for INTERSOLV movements previously reported

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                            (U.K. FORMAT) MERANT PLC

                                                                     CHARGED
                                       BALANCE AT     CHARGED      TO/ CREDITED
                                       BEGINNING      TO COSTS      FROM OTHER                  BALANCE AT
                                       OF PERIOD    AND EXPENSES   ACCOUNTS(*)    WRITE OFFS   END OF PERIOD
DESCRIPTION                             GBP '000      GBP '000       GBP '000      GBP '000      GBP '000
-----------                            ----------   ------------   ------------   ----------   -------------
PROVISION FOR BAD AND DOUBTFUL DEBTS
Year ended January 31:
  1998...............................    1,081           358            405           (381)        1,463
Fifteen months ended April 30:
  1999...............................    1,463         2,839          1,087         (2,416)        2,973
Year ended April 30:
  2000...............................    2,973         1,914            323         (2,182)        3,028

---------------

(*) Includes exchange rate adjustments

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

                                          MERANT plc

                                          By:
                                            ------------------------------------
                                            Leo L. Millstein
                                            Vice President, General Counsel
                                            and Secretary

Date: October 31, 2000

                                EXHIBIT INDEX**

        EXHIBIT
          NO.                                     DESCRIPTION
        -------                                   -----------
         13.01            The portions of the MERANT 2000 Annual Report Detail
                          incorporated in this Form 20-F by reference.
         23.01            Consent of Ernst & Young LLP, Independent Auditors, dated
                          October 24, 2000.
         23.02            Consent of Ernst & Young, Independent Auditors, dated
                          October 24, 2000.
         23.03            Consent of PriceWaterhouseCoopers LLP, Independent
                          Accountants, dated October 31, 2000.

---------------

** Upon request, MERANT will provide you without charge with a copy of any requested exhibits to this document. Please direct your requests to: Vicki Weikert, Investor Relations, 9420 Key West Avenue, Rockville, Maryland 20850, USA; Phone: (301) 838-5454; email: vicki.weikert@merant.com.

In addition, electronic copies of this document (including exhibits) are available via the EDGAR searchable database located at www.sec.gov.