Form 20-F
period 2001-04-30
MERANT PLC
filed 2001-11-15
CIK 881581

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 20-F

(MARK ONE)

   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                    FOR THE FISCAL YEAR ENDED APRIL 30, 2001
                                       OR
   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                    FOR THE FISCAL YEAR ENDED APRIL 30, 2001
                                       OR
   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 0-19696
                                                -------

                                   MERANT plc
               (Exact name of Registrant as specified in charter)

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

      TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------                        Nasdaq National Market
Ordinary shares of 2 pence each

                              --------------------

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                              --------------------

     The number of outstanding shares of each of the issuer's classes of capital or common stock as of April 30, 2001: 134,963,000

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

                            Item 17 [ ]      Item 18 [x]

     Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

                                      Leo Millstein
                                      MERANT plc
                                      9420 Key West Avenue
                                      Rockville, Maryland 20850

                                TABLE OF CONTENTS

GENERAL INTRODUCTION
FORWARD-LOOKING STATEMENTS

PART I
ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.      KEY INFORMATION
     A.      Selected Financial Data
     B.      Capitalization and Indebtedness
     C.      Reasons for the Offer and Use of Proceeds
     D.      Risk Factors
ITEM 4.      INFORMATION ON THE COMPANY
     A.      History and Development of the Company
     B.      Business Overview
     C.      Organizational Structure
     D.      Property, Plants and Equipment
ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     A.      Operating Results
     B.      Liquidity and Capital Resources
     C.      Research and Development, Patents and Licenses, etc.
     D.      Trend Information
ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     A.      Directors and Senior Management
     B.      Compensation
     C.      Board Practices
     D.      Employees
     E.      Share Ownership
ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
     A.      Major Shareholders
     B.      Related Party Transactions
     C.      Interests of Experts and Counsel
ITEM 8.      FINANCIAL INFORMATION
     A.      Consolidated Statements and Other Financial Information
     B.      Significant Changes
ITEM 9.      THE OFFER AND LISTING
     A.      Offer and Listing Details
     B.      Plan of Distribution
     C.      Market
     D.      Selling Shareholders
     E.      Dilution
     F.      Expenses of the Issue
ITEM 10.     ADDITIONAL INFORMATION
     A.      Share Capital
     B.      Memorandum and Articles of Association
     C.      Material Contracts
     D.      Exchange Controls
     E.      Taxation
     F.      Dividends and Paying Agents
     G.      Statement by Experts
     H.      Documents on Display
     I.      Subsidiary Information
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II
ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.      [RESERVED]
ITEM 16.      [RESERVED]

PART III
ITEM 17.      FINANCIAL STATEMENTS
ITEM 18.      FINANCIAL STATEMENTS
ITEM 19.      EXHIBITS

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

     Each of these reports is furnished to The Bank of New York as depositary under a deposit agreement (see Exhibit 2.04(2)). The depositary generally will mail these reports to record-holders of American depositary receipts, or ADRs. We also furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary makes these communications available for inspection by ADR record-holders and mails notices of shareholders' meetings to them.

     As a foreign private issuer in the United States, we are required to make certain filings with the SEC. We are not currently required to file electronically with the SEC but as of March 1997, we began to do so on a voluntary basis.

     This Form 20-F includes many references to the "MERANT 2001 Annual Report," meaning MERANT's Annual Report to Shareholders for the year ended April 30, 2001 contained in the Report of Foreign Issuer on Form ARS furnished to the SEC on October 30, 2001. Relevant portions of the MERANT 2001 Annual Report are also included as Exhibits to this Form 20-F.

     The Financial Statements and other financial information in this Form 20-F do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended April 30, 2001 will be delivered to the Registrar of Companies for England and Wales in November 2001. Statutory accounts for the financial years ended April 30, 2000 and April 30, 1999 have been delivered previously to the Registrar of Companies for England and Wales. The auditors' reports on these accounts were unqualified.

     In this Form 20-F and the financial statements incorporated in this Form 20-F by reference we use the terms fiscal years 2001, 2000 and 1999 to mean the fiscal years ended April 30, 2001, April 30, 2000 and April 30, 1999.

     DataDirect, Micro Focus and PVCS are registered trademarks, and MERANT and Egility are trademarks, of MERANT. Certain other trademarks belonging to other companies appear in this report and are the property of their respective owners.

     This report contains translations of certain amounts from GB pounds to U.S. dollars. These translations have been made at the noon buying rates published by the Federal Reserve Bank of New York on the relevant dates. They should not be construed as representations that the GB pound amounts actually represent the U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. In our consolidated financial statements we use exchange rates which are published at the close of business in London, and which therefore may differ from the noon buying rates. For additional information on exchange rates, see "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Exchange Rate Fluctuations" on pages 35 and 76 of the MERANT 2001 Annual Report, --which sections are incorporated in this Form 20-F by reference. On April 30, 2001, the noon buying rate was $1.4306 per GBP 1.

FORWARD-LOOKING STATEMENTS

     We are subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the U.S. Private Securities Litigation Reform Act of 1995 applies to us and our disclosure of information and provides that we can be exempt from liability for making forward-looking statements if cautionary language is included along with the statements. Forward-looking statements are defined in the U.S. federal securities laws, and the regulations promulgated thereunder.

     This report contains forward-looking statements that include statements regarding expectations for our business strategy, prospects and growth, including the growth of our enterprise change management business and related revenues, and the one-time nature of certain charges. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that we can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this document, the words "anticipate," "believe," "estimate," "expect" "realize", "likely", "unlikely" and similar expressions, as they relate to the Company or its management, are intended to identify these forward-looking statements.

     These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as we transform our business strategy to focus on our enterprise change management products and services and away from certain of our past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services. Our ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, our ability to effectively manage our costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, our ability to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products, the potential need for enterprise change management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter our markets and the possible success of existing competitors in those markets, the possibility that the sale of the DataDirect enterprise data connectivity business will not proceed as planned and our ability to manage and integrate recently acquired businesses or other businesses that we may acquire in the future as well as efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of our business strategy, including our ability to complete and manage obligations related to, the sale of the DataDirect enterprise data connectivity division and the earlier disposal of the Micro Focus application, creation and transformation division.

     Electronic Filings. The SEC maintains a web site located at http://www.sec.gov. that contains a searchable database of filings, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. As a foreign private issuer, we are not currently required to file electronically but as of March 1997, we began doing so on a voluntarily basis.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA The following selected U.S. format financial data have been restated for all periods presented to reclassify our E-Solutions and ACT businesses as discontinued operations. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of MERANT, expressed in U.S. dollars, set forth on pages 39 to 65, and expressed in U.K. pounds, set forth on pages 78 to 110 of the MERANT 2001 Annual Report, incorporated by reference.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                   US FORMAT

                                                                                                  THREE MONTHS       YEARS ENDED
                                                                     YEARS ENDED APRIL 30,           ENDED           JANUARY 31,
(IN THOUSANDS OF U.S. DOLLARS -- EXCEPT PER                      ------------------------------    APRIL 30,     ------------------
SHARE AND ADS DATA, PERCENTAGES AND EMPLOYEES)                     2001       2000       1999         1998         1998      1997
----------------------------------------------                   --------   --------   --------   ------------   --------  --------
RESULTS OF OPERATIONS:
Net revenue...............................................       $185,555   $174,769   $156,992     $ 50,425     $149,596  $127,978
Operating income (loss) before goodwill amortization and non-
  recurring items.........................................          1,061     (6,143)   (17,862)      18,959       44,997     2,280
Interest income, net......................................          6,154      4,787      6,334        1,151        3,935     2,946
Pre-tax income (loss) before goodwill amortization and non-
  recurring items.........................................          7,215     (1,356)   (11,528)      12,573       23,136   (21,713)
Goodwill amortization.....................................         (1,900)    (1,008)      (474)          --           --        --
Non-recurring and other items (note 2, below).............         (7,250)        --    (49,662)     (17,292)     (17,468)  (28,933)
(Loss) income before income taxes.........................         (1,935)    (2,364)   (61,664)      (4,719)       5,668   (50,646)
(Loss) income after income taxes..........................         (3,185)    (2,884)   (63,472)      (3,420)       1,549   (53,407)
(Loss) income from discontinued operations................        (10,023)       476     34,940        4,909       18,599    17,551
(Loss) on disposal of discontinued operations.............        (16,320)        --         --           --           --        --
Net (loss) income.........................................        (29,528)    (2,408)   (28,532)       1,489       20,148   (35,856)
Basic (loss) income per ADS (note 4, below):
  -- continuing operations................................          (0.12)     (0.10)     (2.22)        0.05         0.73     (1.35)
  -- discontinued operations..............................          (0.98)      0.02       1.22         0.00         0.00      0.00
  -- net (loss) income....................................          (1.10)     (0.08)     (1.00)        0.05         0.73     (1.35)
Diluted (loss) income per ADS (note 4, below):
  -- continuing operations................................          (0.12)     (0.10)     (2.22)        0.05         0.70     (1.35)
  -- discontinued operations..............................          (0.98)      0.02       1.22         0.00         0.00      0.00
  -- net (loss) income....................................          (1.10)     (0.08)     (1.00)        0.05         0.70     (1.35)
FINANCIAL POSITION AT END OF PERIOD:
Cash and short-term investments...........................         84,828    117,701    121,384      126,907      118,572    95,876
Total assets of continuing business.......................        154,962    201,640    233,780      266,406      265,765   189,304
Total net assets of discontinued business.................         46,738     75,214     80,305       67,752       67,752    68,583
Long term obligations.....................................             --         --         --          648          612     1,314
Shareholders' equity......................................        103,747    161,402    152,211      179,443      172,073   123,493
FINANCIAL CONDITION:
Working capital of continuing business....................         44,232     74,719     89,619      101,728       94,230    62,421
Current ratio.............................................           1.52       1.72       1.57         1.73         1.64      1.52

NOTES:

(1) Data for all periods have been restated to reclassify the operations of the E-Solutions and ACT Divisions as discontinued operations.

(2) Details of the non-recurring and other items are set out in note 6 to the consolidated financial statements on page 53 of the 2001 MERANT Annual Report, incorporated by reference.

(3) Data for periods prior to April 30, 1999 have been restated to include the acquisition of INTERSOLV, Inc., which was accounted for using the pooling-of-interests method. For years through January 31, 1998, annual amounts reflect the financial data of INTERSOLV on an April 30 year-end basis. Financial data for INTERSOLV for the three months ended April 30, 1998 are included in both the three months ended April 30, 1998 and the year ended January 31, 1998.

(4) Shares and per-share data for all periods presented have been restated to reflect the 5-for-1 stock split of our ordinary shares, which was effective as of the close of business on March 13, 1998. Each American depositary share (ADS) represents five ordinary shares.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                   UK FORMAT

                                                                   FIFTEEN MONTHS
                                         YEAR ENDED   YEAR ENDED       ENDED        YEAR ENDED   YEAR ENDED
IN THOUSANDS OF G.B. POUNDS               APRIL 30     APRIL 30       APRIL 30      JANUARY 31   JANUARY 31
(EXCEPT PER SHARE DATA AND PERCENTAGES)     2001         2000           1999           1998         1997
---------------------------------------  ----------   ----------   --------------   ----------   ----------
OPERATING RESULTS FOR THE PERIOD:
Revenue...............................    215,433      227,283        215,473         97,015       73,089
Operating profit(loss) excluding
  amortisation of goodwill and non-
  recurring charges...................      2,720        9,509         17,886         12,736         (614)
Amortisation of goodwill..............    (42,482)     (39,150)       (21,915)            --           --
Non-recurring charges.................    (14,571)      (8,491)       (11,831)            --       (5,195)
Interest income, net..................      4,287        2,763          4,288          2,481        1,699
(Loss)/profit before taxation.........    (50,046)     (35,369)       (11,572)        15,217       (5,809)
Retained (loss)/profit for the
  period..............................    (50,914)     (35,461)       (15,279)        10,426       (7,281)
(Loss)/earnings per share: basic......     (37.9P)      (24.9p)        (14.3p)         14.0p       (10.2p)
(Loss)/earnings per share: diluted....     (37.9P)      (24.9p)        (14.3p)         13.3p       (10.2p)
Average number of shares in issue
  (thousands).........................    139,952      145,958        110,714         78,735       75,780
FINANCIAL POSITION AT END OF PERIOD:
Cash and bank deposits................     61,200       79,543         75,394         51,518       44,725
Total assets..........................    230,775      304,559        322,361        123,824      100,204
Creditors: amounts falling due after
  more than one year..................          -            -              6             12           15
Total shareholders funds..............    128,466      198,484        217,109         70,892       61,124
FINANCIAL CONDITION:
Working capital.......................     29,461       60,219         62,370         36,195       26,611
Current ratio.........................       1.32         1.70           1.67           1.78         1.81

---------------
NOTES:

(1) Details of the non-recurring charges are set out in note 9 to the financial statements on page 95 of the 2001 MERANT Annual Report, incorporated by reference.

(2) Shares and per-share data for prior periods has been restated to reflect the 5-for-1 sub-division of the Company's ordinary shares, which took effect from the close of business on March 13 1998.

B.   CAPITALIZATION AND INDEBTEDNESS

Not required.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not required.

D.   RISK FACTORS

     We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This section of the discussion highlights some of these risks and their possible impact on our future results of operations and financial condition.

     We undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained in this report that may reflect events or circumstances occurring after the date of this report. For more information on forward-looking statements, see "Forward-looking statements" above.

     Our operating results may fluctuate, and any fluctuations could adversely affect the price of our securities

     Our future operating results are subject to quarterly and annual fluctuations. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of our securities would likely decrease. The market price of our securities has experienced significant price volatility. We expect that our operating results may fluctuate in the future due to a variety of factors, including:

     - demand for, and acceptance of, our products,

     - the size and timing of customer orders and the lengthy sales cycle,

     - product life cycles,

     - our ability, and that of our competitors, to introduce and market new and enhanced product versions on a timely basis,

     - customer order deferrals in anticipation of new or enhanced products or technologies,

     - the timing of product introductions or enhancements by us or by our competitors,

     - technological changes in the software or hardware industries,

     - changes in the mix of distribution channels through which our products are offered,

     - purchasing patterns of distributors and retailers, including those based on customer budgeting cycles,

     - the quality of our products,

     - price and other competitive conditions in the industry,

     - changes in our level of operating expenses,

     - changes in our sales incentive plans,

     - changes in our executive or sales management,

     - our ability to acquire and effectively integrate, or divest, as the case may be, companies and products,

     - the cancellation of licenses during the warranty period,

     - non-renewal of maintenance agreements,

     - the effects of extended payment terms (particularly for international customers),

     - economic and/or political conditions generally or in various geographic areas, and

     - other factors discussed in this section.

 Our insignificant backlog and long sales cycle combined with costs that are fixed, make it difficult to predict future revenue and compensate for a revenue shortfall

     Historically, we have operated with little product backlog, because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs is fixed in the short term and does not vary with revenue. Because of these factors, small variations between anticipated orders and actual orders, as well as non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. We have historically been dependent upon large enterprise transactions with individual customers. Moreover, if significant sales occur earlier in a given period than expected, operating results for later quarters may suffer.

 Seasonality can cause our operating results to fluctuate

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

 If our new products and services fail to achieve customer acceptance, or if we fail to manage product transitions, our business reputation and financial performance would suffer

     We are in a market that is subject to rapid technological change. We must continually adapt to that change by improving our products and introducing new products, technologies and services. Our growth and financial performance will depend in part on our ability to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions on a timely and cost-effective basis. This depends in part on our ability to attract and retain qualified employees. In the past, we have experienced delays and increased expenses in developing new products. We may not be successful in marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

 Product defects can be expensive to fix and can cause us to lose customers

     Software products as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing, as well as testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The cost of correcting such errors could be substantial and there could be associated adverse publicity. For these reasons, the occurrence of errors could result in loss of or delay in market acceptance of our products.

  Protection of our intellectual property is limited, which may affect our competitive position

     Our success depends upon our proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and although we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Patents have been granted on fundamental technologies in software, and third party patents may issue that relate to fundamental technologies incorporated into our products.

  Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products

     Third parties may assert intellectual property infringement claims against us in the future concerning our products, trademarks or other proprietary rights. We became aware in the period August through October 2001 of several possible patent infringement claims against us, and are in the process of confirming our belief that our technology is not the subject of these claims. If it is necessary or desirable, we may seek licenses under disputed third party intellectual property rights. However, these licenses may not be available on reasonable commercial terms, if at all. The failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain products. With regard to those technologies that we license from third parties, we must rely upon those third parties for information on the ownership of the licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the ownership of licensed technology and indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification may not provide adequate compensation or protection for breach of the representations.

     In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favor. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or to obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims we initiate against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

  Competition can lead to pricing pressures and loss of market

     Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies, including customers, may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers.

  International sales account for a significant portion of our revenue, which exposes us to the business and economic risks of global operations

     In fiscal years 2001, 2000 and 1999, sales to customers outside of the United States represented approximately 31%, 32%, and 31% respectively, of our revenue. We intend to continue to expand our operations outside of the United States and enter additional international markets, and commit significant time and resources to developing international sales and support channels. The risks inherent in conducting international business generally include:

     - exposure to exchange rate fluctuations

     - longer payment cycles

     - greater difficulties in accounts receivable collection and enforcing agreements

     - tariffs and other restrictions on foreign trade

     - U.S., European Union and other countries' export requirements

     - economic and political instability

     - withholding and other tax consequences

     - restrictions on repatriation of earnings

     - the burdens of complying with a wide variety of foreign laws

     - general economic and political conditions.

  If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully or sell our products

     Several of our senior management personnel are relatively new to the Company, including but not limited to our President and CEO, Gerald Perkel, who joined us in September 2001, and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to successfully conduct our business in the future. Our success depends to a significant degree upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including, as the case may be, key personnel of acquired companies. We do not have employment agreements with most of our key personnel to ensure their continued employment, and we do not maintain key person life insurance on any of these persons.

  If we were unable to manage growth effectively, our operations would be disrupted

     We have recently experienced tremendous organizational and personnel changes, including the sale of our Application, Creation and Transformation ("ACT") Division, and the sale of the Enterprise Data Connectivity ("EDC") Division. These changes have placed a significant strain on our financial, management, operational and other resources. These strains will continue as we transition to a company focused on the enterprise change management ("ECM") market for our PVCS products. Additionally, for both the ACT and EDC sales we will provide certain transition services to the new entities, and certain services will be provided to us by the new entities, in all cases for certain specified periods. The process of divesting a significant division of a company's business may also result in unforeseen operating difficulties and expenditures. Our management, personnel, systems, procedures and controls may not be adequate to support both the new entities' operations, and our own existing and future operations. Moreover, the anticipated financial, strategic and other benefits of the divestiture(s) might not be realized.

  Market volatility may cause the price of our securities to decline

     The market price of our securities has experienced significant price volatility, particularly since the announcement in June 1998 of the merger with INTERSOLV, and volatility may occur in the future. Factors that may have a significant impact on the market price of our securities include:

     - actual or anticipated fluctuations in our operating results,

     - changes in financial estimates by securities analysts,

     - announcements of technological innovations,

     - new products or new contracts achieved by us or by our competitors,

     - developments with respect to patents, copyrights or proprietary rights,

     - conditions and trends in the software and other technology industries,

     - adoption of new accounting standards, or new interpretations of existing standards affecting the software industry, and

     - general market conditions.

     Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may cause the market price of our securities to be volatile. The Company and certain of its present and former officers and/or directors are presently defendants in a class action lawsuit alleging, among other things, violations of the US securities laws. There can be no assurance that the Company and/or its officers and directors may not be the subject of additional lawsuits in the future in connection with, among other things, the possible market price volatility of our securities.

  If we engage in future business combinations, we may fail to integrate acquired businesses effectively, which could disrupt our ongoing business and generate negative publicity

     We have completed a number of business combinations in recent years, most recently the merger with INTERSOLV in September 1998, and the acquisitions of Essential Software, Inc. in August 1999, EnterpriseLink Technology Corporation in November 1999, Trillium Software Corporation in December 1999, Northern Software Partners AS in January 2000, and the Enterprise Division of NetObjects, Inc. in February, 2001. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated financial, strategic and other benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization provisions related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

     - difficulties in the assimilation of the operations, personnel, practices, technologies and products of the acquired companies,

     - difficulties in managing diverse geographic sales and research and development operations,

     - the diversion of management attention from other business priorities or issues,

     - risks of entering markets in which we have no or limited direct prior experience, and the potential loss of key employees of MERANT or the acquired company.

  Year 2000 and euro issues could still negatively affect our business

     We developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting our internal systems, our interaction with third party vendors and suppliers, and our products and services. We experienced no significant impact from the Year 2000 problem on our ability to carry on normal business operations. We have not been subject to any claims or lawsuits to date relating to any Year 2000-related failures of our products or services, but there can be no assurance that customers or former customers will not bring claims or lawsuits against us seeking compensation for losses associated with any such failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on our business, financial condition and results of operations.

     Twelve member countries of the European Union have adopted the euro as their legal currency. The participating countries established fixed euro conversion rates between their existing national currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. Our internal systems have the ability to price and invoice customers in the euro. We will continue to modify the internal systems that will be affected by this conversion, but do not expect the costs of further system modifications to be material. There can be no assurance, however, that we will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on our business, financial condition and results of operations. We will continue to evaluate the impact of the euro's introduction on our foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. In addition, we face risks to the extent that banks and vendors upon whom we rely are unable to make appropriate modifications to support our operations with respect to euro transactions. While we will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon our business, financial condition or results of operations.

  The rights of our shareholders may differ from the shareholder rights of a U.S. corporation

     The rights of shareholders and, therefore, certain of the rights of holders of ADRs, are governed by English law, including the Companies Act 1985, and by our Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations.

  U.S. judgments may not be enforceable against us

     We are a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against us, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

  Exchange rate fluctuations can cause operating results to fluctuate

     The majority of our revenue arises in U.S. dollars, whereas our costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. In fiscal years 2001, 2000 and 1999, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were not material.

     We prepare separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. We translate revenue, costs and expenses arising in currencies other than the reporting currency using average exchange rates. We translate assets and liabilities denominated in currencies other than the reporting currency at exchange rates in effect at the balance sheet date.

  If accounting interpretations or new pronouncements relating to revenue recognition change are introduced, our reported revenues could decline or we could be forced to make changes in our business practices

     Over the past few years, the American Institute of Certified Public Accountants issued Statement of Position, or SOP 97-2, "Software Revenue Recognition," and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." These standards address software revenue recognition matters primarily from a conceptual level and do not include specific guidance in many areas. We believe that we are currently in compliance with SOPs 97-2 and SOP 98-9. In addition, in December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", or SAB 101, which explains how the SEC staff believes existing revenue recognition rules should be applied or referenced for transactions not addressed by existing rules.

     The accounting profession continues to discuss certain provisions of SOP 97-2 and SAB 101 with the objective of providing additional guidance on potential interpretations. These discussions and the issuance of interpretations, once finalized, could lead to unanticipated changes in the Company's current revenue accounting practices, with possible resulting recognition of lower revenues. Accordingly, we may need to change our business practices in order to continue to recognize a substantial portion of our license revenues. These changes, and possible additional new accounting pronouncements in the future, may extend sales cycles, increase administrative costs and otherwise adversely affect our business.

 The current depressed general economic and market conditions could cause decreases in demand for our software and related services, which could negatively affect our revenue and operating results and the market price of our securities

     Downturns in general economic and market conditions such as those being experienced at present may result in customers postponing or canceling software purchasing decisions. If demand for our software and related services decreases, our revenues may decrease and our operating results would be negatively impacted. The market price of the Company's securities could similarly be negatively impacted as the result of this decreased demand and resulting effect on operating results.

  Risks related to doing business with the Federal government

     We sell our products, maintenance, training, and services, directly and indirectly, from time to time, to agencies of the Federal government. Companies selling to the government may be subject to a variety of specialized regulations governing such areas as employment practices, product pricing and discount practices, and contract management. Our compliance with the terms and conditions of individual government contracts, including, but not limited to contractual disclosures, and sales activity reporting systems, have been audited in the past, are currently being audited, and may be audited in the future. There can be no assurance that any such audit may not result in a cost adjustment, refund, penalty and/or further investigation. Any of these possible scenarios could be expensive and distracting to us, in terms of the time and management of personnel and outside professional resources needed to respond to the government's audit or investigation demands, and the associated costs.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     We are a United Kingdom resident public limited company (registered company number 1709998) and operate under the laws of England and Wales. MERANT plc was incorporated in England in March 1983 as a public limited company under the Companies Acts 1948 to 1981 of Great Britain under its original name, Micro Focus Group plc. In May 1983, we obtained a quotation on the Unlisted Securities Market of the London Stock Exchange, and in June 1984 became a fully listed company on the London Stock Exchange. In May 1992, we became listed on the Nasdaq National Market. On February 16, 1999, we changed our name from Micro Focus Group plc to MERANT plc. Our head and registered office is The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN, England. Our telephone number at that location is 011 44 1635 32646.

     Our operational headquarters and the principal place of business in the United States of our wholly owned subsidiary, MERANT Inc. is 9420 Key West Ave., Rockville, MD 20850. We have appointed CT Corporation, 818 West Seventh St., 2nd Floor, Los Angeles, CA 90017 as the agent for service of process for MERANT Inc. In September 2001, we announced plans to move our operational headquarters to Hillsboro, OR.

Important Events and Company Takeovers

     During the fiscal year ended April 30, 2001 we operated in four business segments: Enterprise Change Management (ECM), Enterprise Data Connectivity
(EDC), Application Creation and Transformation (ACT), and E-Business Services (E-Solutions). In the second half of the 2001 fiscal year, we revised our strategy to better focus on our distinct markets, customers and competencies. As detailed below, we then made an acquisition and a series of divestitures with the goal of focusing the business on our ECM solutions, and the PVCS brand.

     In September 1998, we completed the merger with INTERSOLV, Inc. in a transaction accounted for using the pooling-of-interests method. Accordingly, our financial statements for all periods prior to the merger have been restated to reflect the merger. The merger was structured as a tax-free reorganization under U.S. tax law. We issued approximately 12.6 million new MERANT ADSs (representing approximately 63.1 million new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the transaction represented approximately 46% of our share capital on a fully-diluted basis. Prior to the merger, INTERSOLV was a Rockville, Maryland-based public corporation listed on the Nasdaq National Market, which provided software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services were focused primarily in the areas of application development management segment of the enterprise change management market, enterprise data connectivity and enterprise application renewal.

ECM EVENTS

     In the fourth quarter of fiscal 2001, we completed the acquisition of the Enterprise Division of NetObjects, Inc. and entered the web content management segment of the enterprise change management market. PVCS Content Manager, formerly NetObjects Collage, is a browser-based, scalable enterprise content management platform that manages the web content lifecycle and allows joint deployment of content and code through integration with PVCS Dimensions. The total consideration for the transaction was $18.1 million, the whole of which was payable in cash. This transaction has been accounted for using the purchase accounting method. $7.3 million of the acquisition cost was allocated to in-process research and development and expensed at the time of acquisition. The remaining excess of the purchase price over the estimated fair value of the net tangible assets acquired has been capitalized as goodwill. We are amortizing this amount, which totaled $11.6 million, over its estimated economic life of five years.

     In the third quarter of fiscal 2000, on December 6, 1999, we acquired all of the outstanding stock of Trillium Software Corporation, a privately held supplier of change management software based in Eden Prairie, Minnesota. The total consideration for the transaction was estimated at the time of closing to be approximately $7 million, payable in cash, of which $4.2 million was paid before April 30, 2000. The total cost of the acquisition included contingency payments of up to $2.0 million, which are based on meeting financial performance targets covering the period ended October 31, 2001. It is unlikely that these targets will be met. After valuation adjustments to the acquired assets, and on the assumption that no contingency payments will be due, the cost of the acquisition has been revised to $4.3 million. The excess of the purchase price over the estimated fair value of the net tangible assets acquired has been capitalized as goodwill. We are amortizing this amount, which totaled $4.4 million, over its estimated economic life of five years.

     EDC Events

     After the fiscal year-end, in September 2001, we announced that we agreed to sell our EDC Division to Golden Gate Capital for $29.3 million, payable in cash, subject to adjustments based on the value of assets transferred. Completion of the transaction is subject to certain conditions, including approval by MERANT shareholders and other regulatory approvals. We will seek shareholder approval of the proposed transaction at an extraordinary general meeting of shareholders, to be held on October 30, 2001. Subject to approval, completion of the transaction is expected shortly afterwards. The Company expects to record a small gain on the disposal of the EDC Division.

     ACT Events

     In November 1999, we acquired for the ACT Division all of the outstanding stock of EnterpriseLink Technology Corporation, a privately held supplier of enterprise extension software based in Campbell, California. The total consideration for the transaction was estimated at the time of closing to be $14.7 million, payable as a combination of cash and assumption of debt, of which $14.1 million was paid before April 30, 2000..

     On January 8, 2000, we acquired for the ACT Division the remaining 79.9% of the outstanding stock of Northern Software Partners AS, our distributor for the Nordic region, based in Oslo, Norway. The total consideration for the transaction was estimated at the time of closing to be approximately $4 million, payable in cash, of which $3.6 million was paid before April 30, 2000. Northern Software Partners AS changed its name to MERANT Nordic AS on January 21, 2000.

     On May 15, 1998, we acquired for the ACT Division all of the outstanding stock of our Italian distributor, Micro Focus Italia, s.r.l., for total consideration of approximately $4.6 million. On August 13, 1998, we acquired all of the outstanding stock of our Australian distributor, Advanced Software Engineering Pty Ltd., for total consideration of approximately $2.5 million.

     After the fiscal year-end, in August 2001, we completed the sale of our ACT Division to Golden Gate Capital and Parallax Partners for $62.5 million in cash, subject to potential post-closing adjustments based on the value of assets transferred. As the transaction was conditioned upon shareholder approval and other customary conditions of closing, we held an extraordinary general meeting of shareholders on July 23, 2001, at which our shareholders approved the transaction. The transaction was closed on August 10, 2001, and an initial cash payment of $54.5 million was received from the buyers. Under the terms of the agreement, final settlement of the sale price is due during the second half of the fiscal year ending April 30, 2002. Unamortized goodwill at the time of disposal of the ACT Division will be included in the gain on disposal of discontinued business.

     In September 2001 we signed an agreement to sell our owned facility in Newbury, Berkshire, UK for approximately $15 million. As a result of the disposal of the ACT Division, we decided it was no longer appropriate to retain ownership of this facility. We continue to rent and occupy certain offices within the facility, which will remain our head and registered office. The sale was completed in October 2001 and we expect to incur a pre-tax loss of approximately $2.5 million on the transaction, which will be included as a component of the gain on disposal of the ACT Division to be recognized in fiscal 2002.

     E-Solutions Events

     In August 1999, we acquired for the E-Solutions Division all of the outstanding stock of Essential Software, Inc (trading as The Marathon Group), a privately-held Internet professional services firm based in Raleigh, North Carolina. The total consideration for the transaction was approximately $16.2 million, the whole of which was paid in cash.

     In February 2001, we announced a plan to discontinue the operations and business of our E-Solutions Division. The plan was completed during May 2001. The results of operations of the business amounted to a net loss of $13.8 million in fiscal 2001 and net income of $0.4 million in 2000. In fiscal 2001, we also recorded the loss arising on the discontinuance of the business, which amounted to $16.3 million. The loss includes the write-off of unamortised goodwill, which totaled $11.6 million.

Principal Capital Expenditures

     During 2001, 2000, and 1999 we invested $7.9 million, $13.2 million, and $4.1 million, respectively, for the purchase of furniture, fixtures and equipment, and for further investment in our management information systems. These expenditures decreased during fiscal 2001, as compared with fiscal 2000, because of a reduction in the number of employees during this period.

B.   BUSINESS OVERVIEW

OPERATIONS AND PRINCIPAL ACTIVITIES

We design, develop and market software products and services. Our solution offerings during the fiscal year were as follows:

     Enterprise Change Management ("ECM"or "PVCS") solutions help companies improve their ability to manage change to enterprise digital assets, including software applications, code and web content. We have been restructuring our operations during the fiscal year and to date, to focus the business on ECM. The PVCS product set consists of:

          PVCS Dimensions -- a comprehensive change management suite, combining tools for software configuration management with process models to automatically manage process and workflow.

          PVCS Content Manager -- a browser-based solution for managing changes in web content. It supports enterprise-wide collaboration and facilitates timely updates of web applications and online content.

          PVCS Professional -- combines PVCS Version Manager, PVCS Tracker and PVCS Configuration Builder into a single suite for software configuration management (SCM). PVCS Professional enables teams of any size to protect software assets, automate development tasks and manage the many changes and issues involved in team development.

          PVCS Version Manager -- for version control in team development environments. It organizes, manages and protects software assets during revision and promotes team collaboration. PVCS Version Manager is integrated with more than 70 development environments and tools.

          PVCS Tracker -- captures, manages and communicates changes, issues and tasks, providing basic process control to ensure coordination and communication within and across development and content teams at every step.

          PVCS Configuration Builder -- ensures that applications can be reliability built in a reproducible manner; ensuring components from the same version are used.

          PVCS Replicator -- enables distributed development, coordinating geographically diverse teams with shared requirements.

          PVCS Change Manager for Oracle -- speeds adoption of updates and new releases of Oracle Applications by automatically identifying customizations, showing associated dependencies, and processing the updates.

     Enterprise Data Connectivity ("EDC" or DataDirect") solutions provide standards-based data connectivity technology to integrate varied systems, applications and data across their enterprise. We agreed to sell our EDC business in September 2001, subject to shareholder approval.

     Application Creation &Transformation ("ACT" or Micro Focus") solutions enable companies to leverage existing investments in IT systems and extend these assets into new business applications. We sold the ACT division in August 2001.

     Internet Professional Services ("IPS" or E-Solutions") are used to deliver applications to accelerate customers' e-business solution initiatives. We discontinued the IPS business in February 2001.

     We offer our customers a wide variety of support services that are intended to help customers gain the benefits from our products. Customers who purchase maintenance services benefit from MERANT SupportNet, which provides technical support, product maintenance releases and updates, a web-based customer community for sharing information regarding our products and other support services.

     We also provide fee-paid education and training solutions through MERANT University. Training offerings include both on-site training and training at a MERANT training center and are focused primarily on the use of MERANT solutions.

Principal Markets

     Our end-user customers consist of corporate data processing center personnel, independent software vendors, individual software developers, value-added resellers and computer equipment manufacturers worldwide. The customer base is broad, and no individual customer accounted for more than 10% of total revenue in fiscal years 2001, 2000 or 1999. Additionally, our business does not concentrate on any specific industry.

     Revenue for continuing operations by business segment for the last three fiscal years is as follows:


           (in thousands of U.S. dollars)           2001       Change            2000          Change       1999
       --------------------------------------   ------------   ------       ------------       ------  ------------
       Enterprise Change Management             $    139,525     8%         $    129,027         12%   $    115,382
       Enterprise Data Connectivity                   46,030     1%               45,742         10%         41,610
                                                ------------    --          ------------        ---    ------------
       Total net revenue                        $    185,555     6%         $    174,769         11%   $    156,992
                                                ------------    --          ------------        ---    ------------

     Revenue for continuing operations by geographic market for the last three fiscal years is as follows:


           (in thousands of U.S. dollars)           2001       Change            2000          Change       1999
       --------------------------------------   ------------   ------       ------------       ------  ------------
       Americas                                $    128,928       8%        $    119,155         11%   $    107,037
       Europe                                        47,599       3%              46,376          3%         44,870
       Asia/Pacific                                   9,028      -2%               9,238         82%          5,085
                                               ------------     ---         ------------         ---    ------------
       Total net revenue                       $    185,555       6%             174,769         11%   $    156,992
                                               ------------     ---         ------------         ---    ------------

Seasonality

     Our revenue is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, we have historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognize a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

Raw Materials

     The products that we ship are comprised primarily of software programs copied onto tape or CD-ROM. The raw materials used for these media are widely available.

Marketing Channels

     We market and distribute our products on a worldwide basis through multiple channels. Sales are made directly, using a combination of telesales, field sales, third party distribution and the Internet. We currently have local sales and marketing operations in the U.S., U.K., Australia, Belgium, Brazil, Denmark, Finland, France, Germany, Italy, Japan, Korea, the Netherlands, Norway, Portugal, Singapore, Spain and Sweden. Our direct sales effort is augmented with a network of independent software vendors, dealers, distributors, original equipment manufacturers and value added resellers in approximately 50 countries around the world.

     In certain cases, our products are embedded in other independent software vendors' products under licensing arrangements. In addition, we have license and distribution arrangements that enable us to sell products developed by third parties. We pay license fees to these third parties, which typically have a continuing obligation to improve and maintain the products supplied to us.

Intellectual Property

     We regard much of our intellectual property as proprietary. We seek to protect our intellectual property rights through a combination of copyright, trademark, patent and trade secret laws, employee and third-party non-disclosure agreements and certain technical measures. We have registered, or have applications pending for, certain trademarks.

     We market and license our products globally, and the laws of various countries in which our products may be used may not protect proprietary rights to the same extent as the laws of the United States and the United Kingdom.

     For more information regarding our proprietary technology, please see Item 3.D. "Risk Factors- 'Protection of our intellectual property is limited, which may affect our competitive position' and 'Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products'"

Competition

     Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies, including customers, may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share.

Government Regulations

     We are a UK company with substantial operations in, and revenue derived from, United States-based activities. Accordingly, we are subject to the Companies Act 1985, among other applicable laws of England and Wales, as well as to the United States federal securities laws, and other applicable United States state and federal laws. For more information regarding certain issues associated with our various corporate legal relationships, please see Item 3.D. "Risk Factors- 'The rights of our shareholders may differ from the shareholder rights of a U.S. corporation' and 'U.S. judgments may not be enforceable against us'".

C.   ORGANIZATIONAL STRUCTURE

     MERANT plc has twelve direct and indirect subsidiaries, of which two are significant - MERANT International Ltd., incorporated in the United Kingdom, and MERANT Inc. incorporated in California. Both of these subsidiaries are wholly-owned and controlled directly by MERANT plc.

D.   PROPERTY, PLANTS AND EQUIPMENT

     During the fiscal year, we owned certain real estate, which consisted of approximately 80,000 square feet of office space located on an 8-acre site in Newbury, England. This property was sold in October 2001. We presently lease a portion of offices in this facility from the new owner.

     We also lease office space for our sales, distribution and development operations. Major facility leases at April 30, 2001 include the following:


               LOCATION                              PURPOSE                   FACILITY SIZE (SQUARE FEET)
           ---------------------            ----------------------------       ---------------------------
           Rockville, MD                    Operational headquarters                        74,000
           ---------------------            ----------------------------       ---------------------------
           Mountain View, CA                Sales & development                             56,000
           ---------------------            ----------------------------       ---------------------------
           Beaverton, OR                    Sales & development                             48,000
           ---------------------            ----------------------------       ---------------------------
           Morrisville, NC                  Sales & development                             39,000
           ---------------------            ----------------------------       ---------------------------
           Wayne, PA                        Sales & development                             26,000
           ---------------------            ----------------------------       ---------------------------
           St. Albans, U.K                  Sales & development                             20,000
           ---------------------            ----------------------------       ---------------------------

     In addition, we signed a lease for new office space in Hillsboro, OR consisting of 65,000 square feet, which became available for occupancy in May 2001. The Beaverton, OR lease ended in August 2001. The lease in Wayne, PA is in the process of being assumed by the buyer of the ACT Division. We expect that the majority of the lease holding in Morrisville, NC will be assumed by the proposed buyer of the EDC Division.

     We also maintain facilities, principally sales and distribution offices around the world. In the U.S. these are located in Chicago, IL; Dallas, TX; Gaithersburg, MD; Irvine, CA; Lyndhurst, NJ; New York, NY; and Raleigh, NC. Outside the U.S., we maintain offices in Melbourne, Australia; Duffel, Belgium; Sao Paulo, Brazil; Farum, Denmark; Paris, France; Ismaning, Germany; Tokyo, Japan; Seoul, Korea; Amersfoort, Netherlands; Singapore; and Newbury, United Kingdom. We expect that the lease in Duffel, Belgium will be assumed by the buyer of the EDC Division.

     We are not aware of any environmental issues that may affect the utilization of any of these facilities. We have no present material plans to construct new facilities, or to expand or improve any of these existing facilities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with the financial statements of MERANT plc and its subsidiaries in U.S. dollars, on pages 39 to 65, and in U.K. pounds, on pages 78 to 110, of the MERANT 2001 Annual Report, which are incorporated into this Form 20-F by reference.

     In addition to historical information, this discussion contains forward-looking statements as more fully described above in "FORWARD LOOKING STATEMENTS" that involve risks and uncertainties that could cause actual results to differ materially from those indicated by the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed above under Item 3.D. "RISK FACTORS" that may influence future operating results."

     Founded in 1976, we design, develop and market software products and services for enterprise application development. Our solution offerings permit organizations to manage the application development process, and provide integrated data connectivity across the enterprise. We license our products to other independent software vendors, software developers and service providers, and offer integrated software solutions to businesses of all sizes. We distribute our products through our offices in North America, Europe, and Asia, and through a network of distributors and value-added resellers, and directly through our website.

A. OPERATING RESULTS

The "Results of Operations" on pages 21 to 28, and pages 67 to 75 of the MERANT 2001 Annual Report are incorporated in this Form 20-F by reference.

B.   LIQUIDITY AND CAPITAL RESOURCES

          (IN THOUSANDS OF U.S. DOLLARS)          2001         CHANGE            2000             CHANGE        1999
      --------------------------------------  ------------  ------------     ------------       ----------  ------------
      Cash, cash equivalents and
        short-term investments                $     84,828      -28%         $    117,701           -3%     $    121,384
                                              ------------      ----         ------------          ---      ------------
      Working capital                               44,232      -41%               74,719          -17%           89,619
                                              ------------      ----         ------------          ---      ------------
      Shareholders' equity                         103,747      -36%              161,402            6%          152,211
                                              ------------      ----         ------------          ---      ------------


     Our cash equivalents and short term investments consist of liquid money market investments in the United States, primarily mutual funds, municipal bonds and government agency securities. All of our cash equivalents and short-term investments are classified as available-for-sale under the provisions of SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". They are carried at fair value with the unrealized gains and losses, net of tax, included in accumulated other comprehensive income, which is disclosed as a separate component of shareholders' equity.

     We have a hedging program whose aim is, where possible, to minimize foreign exchange gains or losses from recorded foreign-currency denominated assets and liabilities. This program involves the use of borrowings and non-material forward foreign exchange contracts in certain European currencies, including the euro. We do not hedge anticipated foreign currency revenues and expenses not yet incurred. No hedging contracts were outstanding at the year-end.

     We continue to fund our activities through cash from operating activities.

     In fiscal 2001, our cash, cash equivalents and short term investments decreased by $32.9 million. Cash generated from operations totalled $18.1 million. During the year $7.9 million was invested in property, plant and equipment and $18.1 million was used to acquire the Enterprise Division of NetObjects, Inc. In addition, $21.1 million was used to acquire MERANT shares for cancellation.

     In 2000, our cash, cash equivalents and liquid short-term investments decreased by $3.7 million. Operating activities generated $17.3 million in cash. We invested $14.3 million, net, on property, plant and equipment and capitalized software. $18.6 million was generated from the sale of shares to option-holders on the exercise of their options and $4.6 million was used to repurchase shares for the employee share purchase plan.

     We expect to continue our investing activities, including expenditures for computer systems for research and development, sales and marketing and administrative staff. Furthermore, cash reserves may be used to purchase our shares and to acquire software companies, products or technologies that are complementary to our business.

     We are authorized to acquire our own shares, subject to certain market and business conditions, for the benefit of its employee share plans. In accordance with this authority, MERANT Trustees Limited acquired 5.4 million ordinary shares during fiscal 2001 at a cost of $7.7 million and 0.8 million ordinary shares during 2000 at a cost of $3.0 million.

     We have in place a line of credit under the terms of which unsecured financing of up to (pound sterling)5.0 million ($7.2 million at April 30, 2001) is available until January 2002. At April 30, 2001, borrowings equivalent to $2.0 million had been made against this line of credit compared to $2.8 million at April 30, 2000.

     We believe it is important to maintain a conservative capital structure and a strong cash position. Our investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements.

     We believe that our existing cash, cash equivalents and short term investments, in combination with internally generated funds and our available bank line of credit, will be more than sufficient to meet cash requirements in fiscal 2002.

     The Company previously announced in connection with the announcement of the sale of its EDC division that, upon completion of such sale, it proposed to return excess capital to shareholders. The Company is in the process of exploring available options for the return of excess capital to shareholders.

MARKET RISK

     We operate internationally and we are therefore exposed to market risk from changes in interest rates and foreign currency exchange rates. In order to reduce exposures to these risks, we use derivative financial instruments. We view these instruments as risk management tools that are entered into for hedging purposes only. We do not use derivative financial instruments for speculative or trading purposes.

     The primary objective of our investment policy is to preserve principal while maximizing yield without significantly increasing risk. We invest surplus cash in short-term fixed-income marketable securities and consequently we are exposed to fluctuations in interest rates on these marketable securities. At April 30, 2001, the fair value of our financial instruments with exposure to interest rate risk was $18.1 million. A hypothetical 50 basis point increase in interest rates would result in an approximate $91,000 decrease in the fair value of our securities. This sensitivity analysis is performed on our financial positions at April 30, 2001. Actual results may differ materially from this analysis.

     Our operations are based principally in the U.S. and the U.K. but we also operate in fifteen other countries around the world. Consequently we are exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pounds sterling. We use derivative financial instruments to reduce our exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used, which are foreign exchange forward contracts, are non-leveraged, over the counter instruments that involve little complexity and, typically, have maturities of 60 days or less. Gains and losses on forward foreign currency contracts are recognized in the same period as losses or gains on the underlying transactions and therefore offset. No foreign currency exchange contracts were outstanding at April 30, 2001. We prepared a sensitivity analysis for exposure for foreign net assets as of April 30, 2001 to assess the impact of hypothetical changes in foreign currency rates. Based upon the results of this analysis, a 10% adverse change in foreign currency rates from the April 30, 2001 rates would result in a currency translation loss of approximately $3.8 million before taxes.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     For a discussion of our research and development activities, patents and licenses see Item 4.B.

D.   TREND INFORMATION

     For a discussion of our expectations regarding our future operating expenses and capital resources, please see Items 5.A. "Operating Results" and 5. B "Liquidity and Capital Resources".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     The following directors and senior management as of April 30, 2001 are as follows:

        NAME              AGE                       POSITION
    --------------------  ---     ---------------------------------------------
    J Michael Gullard     56      Chairman of the Board
    --------------------  ---     ---------------------------------------------
    Harold Hughes         55      Non-executive director
    --------------------  ---     ---------------------------------------------
    Michel Berty          61      Non-executive director
    --------------------  ---     ---------------------------------------------
    Barry X Lynn          50      Non-executive director
    --------------------  ---     ---------------------------------------------
    Don C Watters         58      Non-executive director
    --------------------  ---     ---------------------------------------------
    Gary Greenfield       46      Chief Executive Officer and Director
    --------------------  ---     ---------------------------------------------
    Ken Sexton            47      Senior Vice President and Chief Financial
                                  Officer
    --------------------  ---     ---------------------------------------------
    Greg Gehring           *      Senior Vice President and Chief Information
                                  Officer
    --------------------  ---     ---------------------------------------------
    Dean Genge            47      Senior Vice President - Corporate marketing
    --------------------  ---     ---------------------------------------------
    Tony Hill             51      Senior Vice President - General Manager
                                  MERANT Micro Focus
    --------------------  ---     ---------------------------------------------
    Hugh McCartney        51      Senior Vice President - Worldwide Sales
    --------------------  ---     ---------------------------------------------
    Ed Peters             47      Senior Vice President - General Manager
                                  MERANT DataDirect
    --------------------  ---     ---------------------------------------------
    Leo Millstein         54      Vice President, General Counsel and Secretary
    --------------------  ---     ---------------------------------------------
    Andrew Weiss          43      Chief Technology Officer
    --------------------  ---     ---------------------------------------------

*  Mr. Gehring passed away in August 2001, at the age of 53.

     After the year-end, on September 20, 2001, Gerald Perkel, age 46, was appointed to the Board as President and Chief Executive Officer in succession to Mr. Greenfield, who announced in June 2001 that he proposed to step down once a new Chief Executive Officer had been identified. Mr. Greenfield resigned as an executive director of the Company, effective November 1, 2001.

     Mr. Gullard, the Company's chairman, was appointed a non-executive director in May 1995 and was elected Chairman in March 1996. He is general partner of Cornerstone Management, a California based venture capital firm that provides strategic focus and direction for technology companies primarily in the software and data communications industries. He is also a director of JDA Software Group, Inc., and is Chairman of Netsolve, Inc., both publicly quoted U.S. companies. Mr. Gullard's 27 years in the technology industry included a number of executive and management posts at Telecommunications Technology Inc. and the Intel Corporation. He holds a masters of business administration and a bachelors of arts degree from Stanford University in California.

     Mr. Perkel joined us on September 20, 2001 as the Company's President and Chief Executive Officer, and was appointed an executive director on the same date. He joined us from Xerox Corporation where he served as senior vice president and president of the Office Printing Business. He joined Xerox in January 2000 when Xerox acquired the Color Printing and Imaging Division (CPID) of Tektronix, Inc., where he served as president. Mr. Perkel serves on the board of Upright Systems, an Internet start-up, and as a board member for the Juvenile Diabetes Foundation. He holds a bachelor of science degree in system science engineering from the University of California at Los Angeles.

     Mr. Hughes was appointed a non-executive director in December 1993. Mr. Hughes worked for 26 years with Intel, where he held senior positions in financial and operational management. He is currently a director of the London Pacific Group Ltd., a financial services company, Lumic, a semiconductor company, and eVineyard, an e-commerce company.

     Mr. Berty was appointed a non-executive director of the Company following the acquisition of INTERSOLV in September 1998. He had been a non-executive director of INTERSOLV since 1997. He is also on the boards of directors of Buysmart, e-vantage, iGate Cap., Level 8, Netgain and Sapiens International, all of which are U.S.-based corporations, and a Paris-based French company, Asterop, S.A. From 1972 until 1997 he was an executive of the Cap Gemini Group and served as Chief Executive Officer of Cap Gemini America from 1993 to 1997.

     Mr. Lynn was appointed a non-executive director in September 1999. He is the President and CEO of Be eXceL management, inc. and Director/General Partner of Shoreline Venture Management. Prior to founding Be eXceL, Mr. Lynn was with Wells Fargo for 16 years, his last position as the President of Wells Fargo Technology Services. Previously, he served as the company's Chief Information Officer (CIO). Before that, he ran Wells Fargo's Private Banking Operations and their Investment Operations. Mr. Lynn founded and became the first President of Wells Fargo Securities.

     Mr. Watters was appointed a non-executive director in December 1999. He retired from McKinsey & Co in 1997 after 28 years service, most recently as a director, and continues to act as a consultant and as a member of the McKinsey Advisory Board.

     Mr. Greenfield was appointed a non-executive director in September 1998 following the acquisition of INTERSOLV, Inc. He was appointed Chief Executive Officer on December 1 1998 and held that post until September 20 2001. At INTERSOLV, Mr. Greenfield had held senior management positions since 1987, including the role of Chief Executive Officer from 1996 to 1998. Mr. Greenfield also serves on the board of directors for Hyperion Solutions, Mobius Management Systems, Inc., and Managed Object Solutions, Inc. He is chairman of the Information Technology Association of America, a trade association representing the U.S. information technology industry. Mr. Greenfield resigned as an executive director of the Company, effective November 1, 2001.

     Mr. Sexton joined the Company in December 1998 as its Senior Vice President, Finance & Administration, Chief Financial Officer and Secretary. Previously, he was Senior Vice President, Finance & Administration and Chief Financial Officer of INTERSOLV. Mr. Sexton is on the board of directors of ADB Systems.

     Mr. Gehring joined the Company in September 1998 as its Senior Vice President and Chief Information Officer upon the completion of MERANT's merger with INTERSOLV. Previously, he was Senior Vice President and Chief Information Officer for INTERSOLV. Mr. Gehring passed away in August 2001.

     Mr. Genge joined the Company in September 1998 as its Senior Vice President, Corporate Marketing upon the completion of MERANT's merger with INTERSOLV. Previously, he was Senior Vice President, Corporate Marketing for INTERSOLV.

     Mr. Hill joined the Company in September 1998. In March 2000, he became Senior Vice President and General Manager, MERANT Micro Focus, having previously held the position of Manager, European Direct Sales in MERANT's ADM business unit. Upon the completion of the sale of the ACT Division in August 2001, Mr. Hill was no longer employed by the Company

     Mr. McCartney joined the Company in April 2001 as Senior Vice President of Worldwide Sales and Services. Previously, he was Vice President, International Sales for INTERSOLV and also held senior sales positions at Sybase.

     Mr. Peters joined the Company in April 2001 as Senior Vice President and General Manager, MERANT DataDirect. Prior to joining MERANT, Mr. Peters was CEO of Cerebellum Software, and also served as the general manager of the data connectivity group at INTERSOLV. Upon the completion of the sale of the EDC Division, which is expected to occur on or after October 31, 2001, Mr. Peters will no longer be employed by the Company.

     Mr. Millstein joined the Company in April 2000 as its Vice President, General Counsel and Secretary. Previously, he held senior legal positions at INTELSAT.

     Mr. Weiss joined the Company in May 1999 as its Chief Technology Officer. Previously, he was the senior vice president for Advanced Technology at Fannie Mae.

     There is no family relationship among any of the above named persons. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

B.   Compensation

     The following table sets forth information concerning the aggregate compensation paid to or accrued on behalf of our directors and executive officers as a group for the year ended April 30, 2001:


                                                                                                LONG-TERM COMPENSATION
                                                                                -----------------------------------------------
                                                                                     SECURITIES              PENSION RETIREMENT
                                                              COMPENSATION        UNDERLYING OPTIONS              AND SIMILAR
                                       ANNUAL SALARY ($)        BONUS ($)               (#)(1)                   BENEFITS ($)
                                     --------------------- ------------------- --------------------------- --------------------
   All directors and executive
   officers as a group (16 persons)        2,130,295             157,413                    Nil                       Nil

------------

(1)   Includes

     The following table sets forth information concerning total compensation earned or paid to our directors for the fiscal year ended April 30, 2001:

                        NAME                   SALARY         BONUS       TOTAL
            ----------------------------   -------------- ------------  ---------
            J. Michael Gullard             $      135,902    $    --    $  135,902
            Harold Hughes                          30,500         --        30,500
            Michel Berty                           27,500         --        27,500
            Barry X. Lynn                          28,500         --        28,500
            Don C. Watters                         25,500         --        25,500
            Gary Greenfield                       432,017                  432,017
                                           --------------    -------    ----------
                                           $      698,985    $    --    $  698,985
                                           --------------    -------    ----------

     The following table sets forth information concerning options granted to our directors and executive officers during the fiscal year ended April 30, 2001:

                                      NUMBER OF OPTIONS
                                         TO PURCHASE
                                       ORDINARY SHARES          EXERCISE PRICE PER
            NAME                           GRANTED              SHARE IN GB POUNDS      EXPIRATION DATE
            ----                           -------              ------------------      ---------------
  Michel Berty                             10,000                   0.78                November 30, 2010
  J. Michael Gullard                       20,000                   0.78                November 30, 2010
  Harold Hughes                            10,000                   0.78                November 30, 2010
  Barry X Lynn                             10,000                   0.78                November 30, 2010
  Don C. Watters                           10,000                   0.78                November 30, 2010
  Gary Greenfield                               0                       0               n/a
  Ken Sexton                                    0                       0               n/a
  Greg Gehring                                  0                       0               n/a
  Andrew Weiss                                  0                       0               n/a
  Leo Millstein                                 0                       0               n/a
  Tony Hill                                     0                       0               n/a
  Dean Genge                                    0                       0               n/a
  Ed Peters                               375,000                   0.73                March 26, 2011
  Hugh McCartney                        1,000,000                   0.73                March 26, 2011

C.   BOARD PRACTICES

     The following table sets forth certain information concerning our directors and executive officers as of April 30, 2001:


                                                           COMMENCEMENT OF                   TERMINATION/RENEWAL DATE
NAME                      CURRENT OFFICE(S) HELD                OFFICE                              OF OFFICE
----                      ----------------------                ------                              ---------
J. Michael Gullard       Chairman of the Board                    May-95              Annual General Meeting 2001
Harold Hughes            Non-executive Director                   Dec-93              Annual General Meeting 2003
Michel Berty             Non-executive Director                   Sep-98              Annual General Meeting 2003
Barry X Lynn             Non-executive Director                   Sep-99              Annual General Meeting 2001
Don C. Watters           Non-executive Director                   Dec-99              Annual General Meeting 2003
Gary Greenfield          Director                                 Sep-98              Annual General Meeting 2002
                         Chief Executive Officer                  Dec-98              Not applicable
Ken Sexton               Chief Financial Officer                  Dec-98              Not applicable
Greg Gehring             Chief Information Officer                Dec-98              Not applicable
Dean Genge               Senior Vice President -                  Sep-98              Not applicable
                         Corporate Marketing
Leo Millstein            General Counsel and                      Apr-00              Not applicable
                         Secretary
Tony Hill                Senior Vice President                    March 2000`         Not applicable
                         and General Manager
                         MERANT ACT
Andrew Weiss             Chief Technology Officer                 May-99              Not applicable
Hugh McCartney           Senior Vice President -                  Apr-01              Not applicable
                         Worldwide Distribution
Ed Peters                Senior Vice President and                Apr-01              Not applicable
                         General Manager
                         MERANT Data Direct

     Remuneration for non-executive directors is determined by the Board as a whole based upon the advice of an independent professional advisor who has provided details of comparables. Directors are not involved in any discussions or decisions about their own remuneration.

     Non-executive directors receive an annual retainer and earn additional fees for attendance at Board meetings and for time spent on other Company-related business. Fees are set within the limits stipulated in the Company's Articles of Association.

     Non-executive directors are eligible to participate in our share option plans, details of which are set out on pages 105 to 106 of the MERANT 2001 Annual Report, incorporated by reference.

     Mr. Greenfield, the Chief Executive Officer during the year ended April 30, 2001, entered into a three-year service agreement with the Company, expiring on December 1, 2001. Upon termination for other than death, disability, or cause, or if he resigns for good reason, he was entitled to certain compensation, as set out on page 16 of the MERANT 2001 Annual Report, incorporated by reference. Mr. Greenfield resigned as an executive director of the Company, effective November 1, 2001.

Sub-committees of the Board:

     The Board is assisted by committees that have been established with written terms of reference. Their roles and composition are set out below.

     The audit committee consists of Mr. Hughes (chairman), Mr. Gullard, Mr. Lynn and Mr. Watters, all of whom are non-executive directors. The audit committee meets at least quarterly to consider the adequacy of the group's system of internal controls, policies and procedures and the outcome of the external audit, and to review the group's annual and quarterly reports and accounts. It also involves the group's auditors in that process, focusing particularly on compliance with legal requirements, accounting standards and the requirements of the UK Financial Services Authority and Nasdaq, and on an ongoing basis reviews the effectiveness of our systems of internal financial controls. It also advises the board on the appointment of the group's auditors together with their remuneration for both audit and non-audit work. The committee is authorized to investigate any activity within its terms of reference, to seek any information it requires from any employee and to obtain independent professional advice if it considers this necessary. The Chief Financial Officer and the external auditor normally attend its meetings. There is provision for the committee to confer with the auditors without the attendance of executive officers and other members of the Company's management. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with the board of directors.

     Management prepares a comprehensive system of budgets and forecasts with monthly reporting of actual results against targets, and provides the directors with regular updates on our financial performance. At the quarterly board meetings, the Chief Financial Officer provides an analysis of financial information that includes key performance and risk indicators. Our auditors are engaged to review our reported results and balance sheet at each quarter end, and to audit the annual results and balance sheet. The board is responsible for reviewing and approving for publication the financial results for the previous quarter. In addition, the Audit Committee meets with our auditors to discuss the results of their audit work.

     We do not currently have an internal audit function. The Board has reviewed the need for an internal audit function but has decided that the current control mechanisms are sufficient for our size. The Board reviews the situation on an annual basis.

     The remuneration committee consists of three non-executive directors, Mr. Berty (Chairman), Mr. Hughes and Mr. Watters. Mr. Berty, who has been a member of the committee since 1999, was appointed committee chairman in December 2000 when the committee's former chairman, Mr. Burns, resigned as a director of the Company. Mr. Hughes has been a member of the committee since 1993. Mr. Watters was appointed a member of the committee in December 2000. None of the committee members has any personal financial interests (other than as shareholders and/or optionholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business.

    The committee meets at least quarterly and is responsible for recommending to the Board the framework of executive remuneration and then determining individual terms of employment. These responsibilities cover salary and bonus arrangements, benefits, contracts of employment and share option grants. The committee operates in accordance with written terms of reference and is authorized to seek appropriate professional advice if it considers this necessary. It ensures that remuneration is appropriate to each executive director's responsibilities, taking into consideration our overall financial and business position, the highly competitive industry of which we are a part, salary scales within the Company, and the importance of recruiting and retaining management of the appropriate caliber.

     The nomination committee presently consists of Mr. Gullard (chairman) and Mr. Berty. The committee meets from time to time when required to do so, and makes recommendations to the Board on all proposed new appointments of directors. Such appointments are subject to subsequent confirmation by the shareholders.

D.   EMPLOYEES

     As of April 30, 2001, we had 1,670 full-time employees, with 674 based in Europe, 925 based in the United States and 71 based in Australia, Japan and Singapore. These employees include 308 in product development, 261 in consulting, 95 in marketing, 308 in product management, 494 in sales, 172 in answerline and 305 in finance, legal, administration, information technology and manufacturing. Our employees are not represented by any collective bargaining organizations and we have never experienced any work stoppages. We consider our relations with our employees to be good.

     The number of employees was reduced to 1,450 in the first week of May 2001.

E.   SHARE OWNERSHIP

     The following table sets forth certain information concerning the share ownership (including outstanding share options) of our directors and executive officers as of April 30, 2001:

                                          NUMBER OF ORDINARY
                                          SHARES WHICH MAY BE     RANGE OF EXERCISE
                      NUMBER OF ORDINARY    ACQUIRED UNDER         PRICE OF OPTIONS     EXPIRATION DATE OF
NAME                     SHARES OWNED       OPTION SCHEMES           IN GB POUNDS            OPTIONS
----                     ------------       --------------           ------------            -------
J Michael Gullard           77,500              100,000                  1.67           June 21, 2006
                              --                 20,000                  2.87           September 16, 2009
                              --                 20,000                  0.78           November 30, 2010
Harold Hughes              110,000               50,000                  3.00           August, 19, 2002
                              --                 10,000                  2.40           June 16, 2004
                              --                 10,000                  2.87           September 16, 2009
                              --                 10,000                  0.78           November 30, 2010
Michel Berty                  --                 10,000                  0.78           November 30, 2010
Barry X Lynn                  --                 10,000                  2.87           September 16, 2009
                              --                 10,000                  0.78           November 30, 2010
Don C Watters                 --                 10,000                  4.59           December 8, 2009
                              --                 10,000                  0.78           November 30, 2010
Gary Greenfield             38,595            3,250,000                  1.05           January 4, 2009

                              --                65,580*                  1.64           June 16, 2003
                              --               288,750*                  2.78           September 21, 2004
                              --               357,495*                  3.00           February 15, 2006
                              --               550,000*                  1.96           September 25, 2006
                              --               730,125*                  2.59           May 29, 2007
                              --               365,060*                  3.82           May 1, 2008
                              --                35,265*                  2.21           June 26, 2001
                              --                53,505*                  2.68           July 7, 2002
                              --                82,500*                  3.47           September 3, 2002
Ken Sexton                 453,171             750,000                   1.06           December 15, 2008
                              --                55,000*                  3.00           February 15, 2006
                              --               206,250*                  2.59           May 29, 2007
                              --               103,125*                  3.52           May 1, 2008
Greg Gehring                10,107              93,750                   1.06           December 15, 2008
                              --                 1,155*                  1.96           September 25, 2006
                              --                 9,970*                  2.59           May 29, 2007
                              --                19,335*                  3.82           May 1, 2008
Dean Genge                    --               300,000                   1.06           December 15, 2008
                              --                11,350*                  2.27           February 18, 2007
                              --                11,000*                  2.59           May 29, 2007
                              --                16,760*                  3.82           May 1, 2008
Hugh McCartney                --             1,000,000                   0.73           March 26, 2011
Andrew Weiss                 2,479             250,000                   1.41           April 30, 2009
Leo Millstein                8,312             100,000                   1.06           April 25, 2010
Tony Hill                     --                46,699                   1.06           December 15, 2008
                                                28,301*                  1.06           December 15, 2008
                                                75,000*                  3.70           February 16, 2000
                                               125,000*                  3.41           April 6, 2000
                                                 1,155*                  1.96           September 25, 2006
                                                 2,655*                  4.04           September 24, 2007
                                                 1,705*                  3.51           June 2, 2008
                                                 8,250*                  2.87           September 17, 2008
Ed Peters                     --               375,000                   0.73           March 26, 2011

     - Asterisked items represent the share equivalents of options issued by INTERSOLV, Inc, prior to its merger with MERANT, which were converted into options to acquire MERANT ADSs. These options are denominated in U.S. dollars, and for the above disclosures have been converted to pounds sterling using the April 30, 2001 rate of $1.44 = GBP 1.00.

The following is a brief description of each of our share option schemes:

We currently operate four share option plans:

     -    the 1991 Share Option Plan

     -    the 1994 Group Employee Benefit Trust

     -    the 1996 Share Option Plan

     -    the 1998 Share Option Plan

     These plans provide for the granting of options to purchase ordinary shares of MERANT for our employees. We currently have the authority to grant share options under the 1998 Share Option Plan.

     When we merged with INTERSOLV, we adopted INTERSOLV's 1982 Stock Option Plan, 1992 Stock Option Plan and 1997 Employee Stock Option Plan, and the option plans previously assumed by INTERSOLV from companies which it had acquired. Under the merger agreement, each outstanding option or right to purchase or acquire shares of INTERSOLV stock was assumed by us and became an option or right to purchase or acquire ADSs in MERANT, with appropriate adjustments to the price and number of shares based on the exchange ratio of 0.55 ADSs per INTERSOLV share. No further options have been or will be granted under these INTERSOLV plans.

     When we acquired XDB Systems, Inc, we assumed XDB's 1992 Stock Option Plan and 1996 Stock Option Plan. In accordance with the acquisition agreement, the outstanding options under these XDB Plans were converted into options to acquire our shares. No further options have been or will be granted under the XDB
Plans.

     When we acquired EnterpriseLink Technology Corporation, we assumed EnterpriseLink's 1996 Stock Plan and 1999 Stock Option Plan. Under the Acquisition Agreement, the outstanding options under these EnterpriseLink Plans were converted into options to acquire our shares. No further options have been or will be granted under the EnterpriseLink Plans.

     At April 30, 2001, there were outstanding stock options under the MERANT plans, INTERSOLV plans, XDB plans and EnterpriseLink plan to purchase a total of 22,548,223 ordinary shares with exercise prices ranging from GBP 0.34 to GBP
7.15 and expiration dates ranging from May 2001 to April 2011.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     At October 18, 2001 the following interests of 3% or more in our share capital have been reported:


                                                  ORDINARY        PERCENTAGE
                                                 SHARES HELD        HOLDING
                                                 -----------        -------
      Schroder Investment Management Ltd.        19,805,121          14.7%
      MERANT Trustees Limited                     6,105,293           4.5%

     We have previously reported interests of 3% or more in our share capital, as shown below.

     At September 1, 2000, Schroder Investment Management Ltd. owned 18,501,308 ordinary shares (13.7%) and Merrill Lynch Group owned 14,241,773 ordinary shares (10.6%).

     At August 1, 1999, The Prudential Corporation Group owned 14,407,245 ordinary shares (10.0%), Fidelity Corporation owned 10,084,507 ordinary shares (7.0%) and Philips & Drew owned 6,497,353 ordinary shares (4.5%).

     At April 30 2001, 2000 and 1999, The Bank of New York, acting as Depositary Bank, held approximately 12%, 11% and 31%, respectively, of our ordinary shares in respect of which American depositary shares ("ADSs") have been issued, evidenced by American depositary receipts ("ADRs"). The ADRs are traded on the Nasdaq National Market. On March 13 1998 we split our ordinary shares on a 5-for-1 basis, but our ADSs did not split and, consequently, each ADS now represents five ordinary shares. Some of the holdings reported above may be held in the form of ADSs, but for the purposes of the table, numbers of ADSs have been converted to numbers of ordinary shares. We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

     Our major shareholders do not have different voting rights.

B.   RELATED PARTY TRANSACTIONS

     In fiscal 2000, one of our subsidiaries, MERANT Inc., a California corporation, entered into a loan agreement with Mr. Greenfield, who was Chief Executive Officer at the time. The loan was made in conjunction with a home purchase by Mr. Greenfield and is secured by that property. The following table shows the movements on the loan account:


              YEARS ENDED APRIL 30 (IN THOUSANDS)               2001         2000
    -----------------------------------------------------   -----------  -----------
    Loan outstanding, beginning of year                     $     1,220           --
    Advanced during the year                                         --  $     1,247
    Repaid during the year                                          (52)         (57)
    Interest charged during the year                                 89           30
                                                            -----------  -----------
    Loan outstanding, end of year                           $     1,257  $     1,220
                                                            -----------  -----------
    Of which:
    Principal                                                     1,190        1,190
    Interest                                                         67           30

The loan accrues interest at a rate of 7.5% per annum, which is comparable to mortgage interest rates in the United States and higher than the rate that we generally earned on invested cash. The maximum principal outstanding during fiscal 2001 was $1,190,000. At October 31, 2001, the outstanding balance was $1,101,000. The loan matures on or before August 30, 2003. We have made no provision in respect of delinquency in repayment of the loan, as we have every expectation that the loan will be repaid in accordance with the terms. As at the date of this report, Mr. Greenfield is current on all interest payments.

C.   INTERESTS OF EXPERTS AND COUNSEL

Not required.

ITEM 8.  FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The "Consolidated Statements of Operations," "Consolidated Balance Sheets," "Consolidated Statements of Cash Flow" and "Consolidated Statements of Stockholders Equity" on pages 39 - 42, "Notes to Consolidated Financial Statements" on pages 43 - 64, and "Report of Independent Auditors" on page 65, "Consolidated Profit and Loss Account", "Consolidated Balance Sheet", "Consolidated Cash Flow Statement", "Notes to the Consolidated Cash Flow Statement", "Consolidated Statement of Total Recognized Gains and Losses" and "Movement in Shareholders' Funds" on pages 78-84, "Notes to the Financial Statements" on pages 85-108, and "Report of the Auditors" on page 110 of the MERANT 2001 Annual Report are collectively incorporated in this Form 20-F by reference.

Legal Proceedings

     In December 1998 and January 1999, seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on June 9, 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of the American depositary shares of the Company during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV, Inc. who acquired American depositary shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleged various violations of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly-amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On December 20, 2000, the Court issued a ruling granting in part and denying in part the defendant's motion to dismiss. The Court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the Company's plans for its Y2K business. On February 16, 2001, the defendants answered the second consolidated amended complaint, denying the remaining allegations and asserting affirmative defenses against the claim. Because of the Court's ruling, the mandatory discovery stay of the Reform Act is no longer in effect. The plaintiffs have served document requests on the Company and document production has begun on a rolling schedule. The plaintiffs filed their motion for class certification and supporting materials on April 20, 2001. On June 19, 2001, the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order"). The Class Certification Order certified this action to proceed as a class action while preserving the defendants' rights to challenge, at a later date, the propriety of this action proceeding as a class action, the definition of the class, and the class representatives. On October 25, 2001, at a Joint Case Management Conference, the Court established a pre-trial schedule and set a trial date of April 7, 2003.

The Company intends to defend this litigation vigorously. However, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could have an adverse impact on our business, financial condition and results of operations.

We and our subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect our financial position, results of operations, or liquidity.

DIVIDEND DISTRIBUTION POLICY

     We have never paid cash dividends on our capital stock, and we do not anticipate paying any regular cash dividends in the forseeable future.

B.   SIGNIFICANT CHANGES

      We divested two of our divisions during fiscal 2001 and the financial impact is reflected in the financial statements for this period. Certain events related to these transactions occurred subsequent to the close of fiscal 2001, and for these reasons details concerning these transactions are listed below:

     In February 2001, our Board of Directors approved management's plan to discontinue the operations and business of our E-Solutions Division. The discontinuance was announced on February 21, 2001, and was completed at the beginning of May 2001. Accordingly, we reported the results of operations of the Division, which amounted to a net loss of $13,777,000 in fiscal 2001 and net income of $377,000 in 2000, as discontinued operations. In fiscal 2001, we also recorded the loss arising on the termination of the business, which amounted to $16,320,000. The loss includes the write-off of unamortised goodwill, which totaled $11,551,000.

     After the fiscal year-end, in August 2001, we completed the sale of our Application Creation and Transformation Division to Golden Gate Capital and Parallax Partners for $62,500,000 in cash, subject to potential post-closing adjustments based on the value of assets transferred. As the transaction was conditional upon shareholder approval and other customary conditions of closing, we held an extraordinary general meeting of shareholders on July 23, 2001, at which our shareholders approved the transaction. The transaction was closed on August 10, 2001, and an initial cash payment of $54,500,000 was received from the buyers. Under the terms of the agreement, final settlement of the sale price is due in the second half of fiscal 2002. The operating results of the ACT Division were included in continuing operations in our financial statements until we received shareholder approval, at which time we reported them as discontinued operations. Accordingly, the ACT Division's net income of $3,754,000 in fiscal 2001 and $99,000 in 2000 is included in discontinued operations. Net income for 2000 included a non-recurring charge of $13,500,000 resulting from management actions to reduce expenses relative to the decline in demand for Year 2000 and COBOL-based products and services. The charge was made up of a $7,404,000 non-cash write-off of previously capitalized software product assets, a provision of $3,218,000 for severance costs for approximately 50 employees in our Year 2000 and COBOL-related businesses and $2,878,000 for other costs primarily associated with the closure of excess facilities. These actions were completed prior to April 30, 2001. The net gain arising from the sale of the business will be recognized on completion in fiscal 2002.

     Additionally, on September 11, 2001, we announced that we had agreed to sell our Enterprise Data Connectivity Division to Golden Gate Capital for $29.3 million, subject to adjustment for changes in book value of the business prior to closing. Completion of the transaction is dependent on certain conditions, including approval by our shareholders and customary regulatory approvals. We will seek shareholder approval at an extraordinary general meeting, to be held on October 30, 2001. Subject to approval, completion of the transaction is expected shortly afterwards.

ITEM 9.  THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

Market Price Information

     Our ordinary shares are listed on the London Stock Exchange under the symbol MRN. They are also traded on the Nasdaq Stock Market in the United States in the form of ADSs, evidenced by American depositary receipts, under the symbol MRNT. In March 1998, we undertook a subdivision (or stock split) of our ordinary shares on a 5-for-1 basis and adjusted the value of our ADSs such that each ADS now represents five ordinary shares. All share and per-share references included in this report reflect the impact of this stock split.

     The following table sets forth the highest and lowest middle market quotation as reported in the Daily Official List of the London Stock Exchange (in respect of ordinary shares) for the fiscal years, the fiscal quarters and the months indicated:

                                                               High       Low
                                                               ----       ---
     Year Ended January 31, 1997                               L 2.67      L 1.12
     ---------------------------

     Year Ended January 31, 1998                               High       Low
     ---------------------------                               ----       ---
                                                               L 5.66      L 2.04

     Fifteen Months Ended April 30, 1999                       High       Low
     -----------------------------------                       ----       ---
                                                               L 7.18      L 0.97

     Year Ended April 30, 2000                                 High       Low
     -------------------------                                 ----       ---
     First Quarter                                             L 3.11      L 1.47
     Second Quarter                                            L 3.03      L 2.43
     Third Quarter                                             L 4.67      L 2.40
     Fourth Quarter                                            L 4.87      L 1.56

     Year Ended April 30, 2001                                 High       Low
     -------------------------                                 ----       ---
     First Quarter                                             L 1.65      L 1.31
     Second Quarter                                            L 1.41      L 0.71
     Third Quarter                                             L 1.10      L 0.77
     Fourth Quarter                                            L 1.03      L 0.62

     Month Ended                                               High       Low
     -----------                                               ----       ---
     May 2001                                                  L 0.78      L 0.675
     June 2001                                                 L 0.915     L 0.64
     July 2001                                                 L 1.17      L 0.87
     August 2001                                               L 1.13      L 0.99
     September 2001                                            L 1.05      L 0.64

     October 2001                                              L 0.92    L 0.78

------------

The following table sets forth the highest and lowest bid price as reported by the Nasdaq National Market System (in respect of ADSs, each of which represents five ordinary shares) for the fiscal years, the fiscal quarters and the months indicated:


                                                     HIGH          LOW
                                                     ----          ---
     Year ended January 31, 1997                $     19.50   $     8.38
     ---------------------------

     Year Ended January 31, 1998                     High         Low
     ---------------------------                     ----         ---
                                                $    47.50    $    16.35

     Three Months  Ended April 30, 1998              High         Low
     ----------------------------------              ----         ---
                                                $    60.637   $    39.13

     Year Ended April 30, 1999                       High         Low
     -------------------------                       ----         ---
                                                $     57.25   $     7.90

     Year Ended April 30, 2000                       High         Low
     -------------------------                       ----         ---
     First Quarter                              $     23.69   $    12.13
     Second Quarter                             $     24.13   $    19.31
     Third Quarter                              $     37.00   $    19.13
     Fourth Quarter                             $     39.00   $    12.50

     Year Ended April 30, 2001                       High         Low
     -------------------------                       ----         ---
     First Quarter                              $     14.75   $     9.38
     Second Quarter                             $     10.88   $     5.00
     Third Quarter                              $      8.69   $     5.19
     Fourth Quarter                             $      8.00   $     4.05

     Month Ended                                     High         Low
     -----------                                     ----         ---
     May 2001                                   $      5.90   $     4.45
     June 2001                                  $      6.70   $     4.45
     July 2001                                  $      8.43   $     5.66
     August 2001                                $      8.43   $     6.60
     September 2001                             $      7.50   $     4.00
     October 2001                               $      7.00   $     5.25

B.   PLAN OF DISTRIBUTION

Not required.

C.   MARKETS ON WHICH OUR ORDINARY SHARES TRADE

     Our ordinary shares are listed on the London Stock Exchange under the symbol MRN. They are also traded on the Nasdaq Stock Market in the United States in the form of ADSs, evidenced by American depositary receipts, under the symbol MRNT. In March 1998, we undertook a subdivision (or stock split) of our ordinary shares on a 5-for-1 basis and adjusted the value of its ADSs such that each ADS now represents five ordinary shares. All share and per-share references included in this report reflect the impact of this stock split.

D.   SELLING SHAREHOLDERS

Not required.

E.   DILUTION

Not required.

F.   EXPENSES OF THE ISSUE

Not required.

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

Not required.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     Our Memorandum of Association, as amended, filed as Exhibit 2.01 to our Annual Report on Form 20-F for the fiscal year ended January 1, 1997 (SEC File No. 0-19696) and our Articles of Association filed as Exhibit 2.02 to the same report, are incorporated in this Form 20-F by reference. In addition, we incorporate by reference the "Description of Securities to be Registered" included in the Annual Report on Form 20-F for the fiscal year ended April 30, 2000. The Transfer Agent and Registrar for our ADS's is Bank of New York.

C.   MATERIAL CONTRACTS

Acquisitions

     On February 20, 2001, we completed the acquisition of the Enterprise Division of NetObjects, Inc. The acquired business, which was based in Redwood City, California, is a provider of Web Content Management software. The total consideration for the transaction was $18,108,000, the whole of which was payable in cash. The transaction has been accounted for using the purchase accounting method.

     In the third quarter of fiscal 2000, on December 6, 1999, we acquired all of the outstanding stock of Trillium Software Corporation, a privately held supplier of change management software based in Eden Prairie, Minnesota. The total consideration for the transaction was estimated at the time of closing to be approximately $7,000,000, payable in cash, of which $4,150,000 was paid before April 30, 2000. The total cost of the acquisition included contingency payments of up to $2,000,000, which are based on meeting financial performance targets covering the period ended October 31, 2001.

Dispositions

     After the fiscal year-end, in August 2001, we completed the sale of our Application Creation and Transformation Division to Golden Gate Capital and Parallax Partners for $62,500,000 in cash, subject to potential post-closing adjustments based on the value of assets transferred. As the transaction was conditional upon shareholder approval and other customary conditions of closing, we held an extraordinary general meeting of shareholders on July 23, 2001, at which our shareholders approved the transaction. The transaction was closed on August 10, 2001, and an initial cash payment of $54,500,000 was received from the buyers.

     On September 11, 2001, we announced that we had agreed to sell our Enterprise Data Connectivity Division to Golden Gate Capital for $29.3 million, subject to adjustment for changes in book value of the business prior to closing. Completion of the transaction is dependent on certain conditions, including approval by our shareholders and customary regulatory approvals. We will seek shareholder approval at an extraordinary general meeting, to be held on October 30, 2001. Subject to approval, completion of the transaction is expected shortly afterwards.

     On September 14, 2001, we signed an agreement to sell our real estate in Newbury, Berkshire, U.K. We rent a suite of offices at the Newbury site, which will remain our head and registered office. The sale was completed on October 12, 2001, and we expect to incur a pre-tax loss of approximately $2.5 million on this transaction.

D.   EXCHANGE CONTROLS

     There are currently no decrees or regulations under the laws of the United Kingdom restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of our ordinary shares or American Depositary Shares (ADSs) who are non-residents of the United Kingdom.

     There are no limitations relating only to non-residents of the United Kingdom under U.K. law or our Memorandum and Articles of Association or on the right to be a holder of, and to vote, our ordinary shares.

     MERANT plc and its subsidiaries are not permitted under the laws of the United Kingdom to hold ordinary shares in the capital of MERANT plc. Although we are presently authorized to repurchase up to an aggregate of 15% of our issued ordinary shares, any repurchased shares must be cancelled.

     We are subject to legal restrictions on the amount of dividends we can pay our shareholders. In particular, the U.K. Companies Act 1985 provides that a U.K. public company may pay dividends only if:

- the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves; and

- the payment does not reduce the amount of net assets to an amount that is less than the aggregate of its called-up share capital and undistributable reserves.

     In addition, we may only declare a dividend if we have sufficient distributable profits available for this purpose. Distributable profits are accumulated realized profits not previously distributed or capitalized less accumulated realized losses not previously written off, in a reduction or reorganization of capital duly made.

     Holders of ADSs on the relevant record date will be entitled to receive any dividends payable on the ordinary shares underlying the ADSs, subject to the terms of the deposit agreement under which the ADSs are issued. Subject to exceptions provided in the deposit agreement, cash dividends paid in pounds sterling will be converted by the depositary to U.S. dollars and paid by the depositary to holders of ADSs, net of conversion expenses of the depositary, and in accordance with the deposit agreement. The rights of holders of ADSs to any dividends or other distributions on the ordinary shares underlying the ADSs will be governed by the deposit agreement and may be different from the rights of holders of ordinary shares.

E.   TAXATION

     The statements below are based on the laws in force in the United Kingdom and the United States at the date of this annual report. They are subject to any subsequent changes in law. Changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, hold or dispose of shares, ADSs or bonds. It does not purport to deal with the tax consequences applicable to all categories of investors. Some investors may be subject to special rules. We are not making any representations with respect to the tax consequences to any particular holder. You should consult your own tax advisors concerning the overall tax consequences of your ownership of shares, ADSs or bonds.

ADSS

     You generally may be entitled to the benefits of the tax treaty between the United States and the United Kingdom and, therefore, will be a U.S. shareholder if you are:

- the beneficial owner of the shares or ADSs and of the dividends paid with respect to the shares or ADSs;

- an individual resident of the United States, a U.S. corporation, (or other entity treated as a corporation for U.S. tax purposes) or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries; and

- not also a resident of the United Kingdom for U.K. tax purposes or carrying on a business in the United Kingdom through a permanent establishment.

UNITED KINGDOM

     The following generally applies to U.S. shareholders.

Taxation of dividends

     Under current U.K. taxation legislation, no tax is required to be withheld at source from cash dividends paid on shares.

     Under the terms of the tax treaty between the United States and the United Kingdom, U.S. shareholders may be, in principle, entitled to receive a payment equal to the amount of the tax credit which is usually available to U.K. residents, less a withholding tax levied on that payment. The tax credit is one-ninth of the amount of the dividend, that is, 10% of the aggregate of the dividend and the tax credit. However, in practice, U.S. shareholders will not receive any payment from the U.K. Inland Revenue in respect of the tax credit because the tax treaty provides for a U.K. withholding tax greater than the amount of the U.K. tax credit. The withholding tax, however, is treated as fully satisfied by the amount withheld from the tax credit.

     In July 2001 the UK Chancellor of the Exchequer and the US Treasury Secretary signed a new UK/USA Double Taxation Convention. If the new UK/USA Double Taxation Convention enters into force in the form signed and has effect in respect of a US shareholder, that shareholder will no longer, in principle, be entitled to any payment in respect of any tax credit as mentioned above.

Taxation of capital gains

     A U.S. shareholder who is not resident, and in the case of an individual also not ordinarily resident, in the U.K. for United Kingdom tax purposes will not be liable for U.K. taxation on capital gains realized on the disposal of his or her shares or ADSs unless at the time of the disposal:

- the U.S. shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency; and

- the shares or ADSs are or have been used, held or acquired for the purposes of the trade, profession, vocation, branch or agency.

     A U.S. shareholder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the United Kingdom on or after March 17, 1998 and continues not to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment and who disposes of his shares or ADSs during that period will also be liable on his return to the United Kingdom to U.K. tax on capital gains, subject to any available exemption or relief, even though he or she is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

     It is expected that the position of US shareholders in respect of taxation of capital gains, as outlined above, will remain broadly unchanged if the new UK/USA Double Taxation Convention comes into force in the form signed in July 2001.

U.K. stamp duty and stamp duty reserve tax

     U.K. stamp duty or stamp duty reserve tax is payable upon the transfer or issue of shares to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts or providing clearance services. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5%, rounded up, in the case of stamp duty, to the nearest (pound sterling)5. The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the shares.

     Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. stamp duty will be payable on the transfer of ADSs. An agreement to transfer ADSs will not give rise to a liability to stamp duty reserve tax.

     The purchase of shares, as opposed to ADSs, may give rise to a charge to U.K. stamp duty or stamp duty reserve tax at the rate of 0.5%, rounded up, in the case of stamp duty, to the nearest (pound sterling)5. The rate is applied to the price payable for the shares at the time of the transfer or agreement to transfer. Stamp duty reserve tax is generally the liability of the purchaser and U.K. stamp duty is usually paid by the purchaser.

UNITED STATES

Introduction

     The following summarizes the principal U.S. federal income tax consequences of acquiring, holding and disposing of shares or ADSs. The following does not consider:

- other U.S. federal taxes (such as the estate tax) or state, local or foreign tax aspects of acquiring, holding, or disposing of shares or ADSs;

- specific facts and circumstances that may be relevant to particular holders in light of their personal investment circumstances or status;

- special tax rules that may apply to holders, including, without limitation, tax-exempt organizations, certain financial institutions, insurance companies and dealers in securities or foreign currencies;

- special tax rules that may apply to holders that hold shares or ADSs as part of straddles, hedging transactions, constructive sales or conversion transactions; or

- holders that hold shares or ADSs other than as capital assets within the meaning of Internal Revenue Code Section 1221.

United States federal income tax consequences to U.S. shareholders

     The following applies to U.S. shareholders that are fully eligible for the benefits of the tax treaty between the United States and the United Kingdom.

     For U.S. federal income tax purposes, U.S. shareholders of ADSs will be treated as the owners of the shares represented by those ADSs.

Distributions on shares or ADSs

     In general, you will be required to include distributions made by us with respect to shares or ADSs in your gross income.. As described above, U.S. shareholders are entitled, under the treaty to claim a payment of a tax credit from the United Kingdom, but that payment would be offset by applicable withholding taxes imposed by the United

Kingdom under the treaty. A U.S. shareholder that makes an election to be treated as receiving the payment of the tax credit and paying the applicable withholding tax must make this election by so indicating on Line 5 of Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)) and filing the completed Form 8833 with the shareholder's income tax return for the relevant year. In general, it is no longer necessary to provide information to the U.K. Inland Revenue to establish your entitlement to tax treaty benefits in respect of dividends.

     A U.S. shareholder making this election will be treated as having received an additional dividend equal to the gross amount of the tax credit (unreduced by amounts withheld), and as having paid the withholding tax due on the date of the distribution. Thus, the U.S. shareholder must include in income the gross payment deemed received, and may claim, subject to certain limitations, a foreign tax credit for the withholding tax treated as paid to the United Kingdom or deduct that amount from the U.S. shareholder's federal taxable income. Dividends received with respect to the shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to the shares or ADSs generally will constitute "passive income" or, in the case of certain shareholders, "financial services income."

     Dividends paid by us will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders under Internal Revenue Code Sections 243 and 245.

     The amount of any cash distribution paid in pounds sterling will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the dividends are included in income. You should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the date included in income Foreign currency gain or loss recognized upon a subsequent sale or other disposition of the pounds sterling., if any, will be U.S. source ordinary income or loss for U.S. federal income tax purposes. For accrual basis U.S. shareholders making the election described above relating to payment of the UK tax credit and withholding tax, although the gross dividend is translated into U.S. dollars and included in income at the spot rate on the payment date, the taxes treated as withheld from the dividend are translated into U.S. dollars at the average rate for the taxable year for foreign tax credit purposes. A cash basis U.S. shareholder claiming foreign tax credits translates both the gross dividend and withholding tax into U.S. dollars at the exchange rate on the date the dividend is included in income.

     The United States and the United Kingdom have negotiated a new tax treaty that, if ratified, will render the above discussion of the tax election inapplicable. You should consult your own tax advisor concerning the potential effects of the new tax treaty.

Sale or exchange of shares or ADSs

     You will generally recognize capital gain or loss upon the sale or exchange of the shares or ADSs measured by the difference between the amount realized on the sale or exchange and your tax basis in the shares or ADSs. Your gain or loss will be long-term capital gain or loss if you have held the shares or ADSs for more than one year. In the case of non-corporate U.S. shareholders, the maximum tax rate on capital gains arising on the disposition of assets held for more than one year is 20%, but may be lower depending on the U.S. shareholder's tax bracket and holding period. In general, any capital gain or loss recognized upon the sale or exchange of shares or ADSs will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax purposes. Your ability to deduct capital losses is subject to limitations.

United States federal income tax consequences to non-U.S. shareholders

     The following summarizes the U.S. federal income tax consequences of acquiring, holding and disposing of shares or ADSs by a shareholder that is not a U.S. person (a Non-U.S. shareholder).

Distributions on shares or ADSs and sale or exchange of shares or ADSs

     Subject to the discussion below with respect to U.S. backup withholding, a foreign shareholder generally will not be subject to U.S. federal income tax on distributions on shares or ADSs or gain from the sale or exchange of shares or ADSs unless:

- the income is effectively connected with the conduct by the foreign shareholder of a U.S. trade or business or, in the case of a resident of a country which has a treaty with the United States, the income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States, in which case the foreign shareholder will be taxed on the income like a U.S. shareholder; or

- with respect to any gain from the sale or exchange of shares or ADSs, the foreign shareholder is present in the United States for 183 days or more in the taxable year of the sale and meets certain other conditions, in which case the foreign shareholder generally will be taxed on such gain like a U.S. shareholder.

     If you are a corporate foreign shareholder, effectively connected income may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

U.S. Information Reporting and Backup Withholding

     Certain non-corporate shareholders may be required to report to the Internal Revenue Service dividend payments and proceeds from the sale or disposal of such holder's shares, in each case, paid within the United States. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares made within the United States to a holder of Shares (other than an "exempt recipient", including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). U.S. federal backup withholding generally is a withholding tax imposed at a current rate of up to 30.5% on some payments to persons that fail to furnish required information. A payor currently will be required to withhold up to 30.5% of any payments of dividends on, or the proceeds from the sale or redemption of, shares within the United States to a shareholder (other than an "exempt recipient") if such shareholder fails to furnish its correct taxpayer identification number of otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any U.S. persons required to establish their exempt status generally must file Internal Revenue Service Form W-9, titled Request for Taxpayer Identification Number and Certification.

     Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability. A shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

     Shareholders should consult their own tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. In this regard, shareholders should note that newly finalized U.S. Treasury regulations that have been in effect since January 1, 2001, generally have expanded the circumstances under which information reporting and backup withholding may apply. For example, in the case of payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a qualifying "withholding foreign trust" or "withholding foreign partnership" within the meaning of the applicable U.S. Treasury regulations and payments that are effectively connected with the recipient's conduct of a U.S. trade or business), the beneficiaries, owners, or partners, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor or middleman may rely on a certification provided by a payee that is not a U.S. person only if such payor or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect. Information reporting on Form 5471 may be required by U.S. shareholders who acquire 10% or more of the shares of Merant plc.

F.   DIVIDENDS AND PAYING AGENTS

Not required.

G.   STATEMENT BY EXPERTS

Not required.

H.   DOCUMENTS ON DISPLAY

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this Annual Report and exhibits hereto, may be inspected at the SEC's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the SEC's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60611. You may also obtain copies of such material, upon payment of a duplication fee, from the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.  SUBSIDIARY INFORMATION

Not required.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      Our principal financial instruments, other than derivatives, comprise bank loans, cash, and short-term deposits. The main purpose of these financial instruments is to fund the operations of the business. We have various other financial instruments, such as trade debtors and trade creditors, that arise directly from our operations. We also enter into non-material derivative transactions (principally forward currency contracts). The purpose is to manage the currency risks arising from our operations and our sources of finance.

     It is, and has been throughout the period under review, our policy that no trading in financial instruments is undertaken.

     The main risks arising from our operations are liquidity risk and foreign currency risk. The Board reviews and agrees on policies for managing each of these risks and they are summarized below. These policies have remained unchanged during the period under review.

     Liquidity risks

     Our objective is to maintain a balance between maximization of investment returns and liquidity by restriction of the permitted investments and the duration to maturity of those investments.

     Foreign currency risk

     As a result of the significant investment in overseas operations, movements in foreign currency exchange rates can significantly affect our balance sheet. We seek to mitigate the effect of this structural currency exposure by entering into non-material foreign exchange hedges and by using our borrowing facilities. In managing our structural currency exposures, our objectives are to maintain a low cost of borrowing and to retain some potential for currency-related appreciation while partially hedging against currency depreciation. At April 30 2001 no hedging contracts were outstanding; borrowings, denominated in euros, totaled $2.0 million.

     We also have transactional exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency. We use our multi-currency bank facility to minimize such currency exposures.

Exchange rate fluctuations

      We prepare separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of our revenue arises in U.S. dollars (approximately two-thirds in 2001), whereas our costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. In 2001, 2000 and 1999, fluctuations between the U.S. dollar and the G.B. pound have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

     We have a hedging program that aims, where possible, to minimize foreign exchange gains or losses from recorded foreign-currency denominated assets and liabilities. This program involves the use of borrowings and non-material forward foreign exchange contracts in certain European currencies, including the euro. We do not hedge anticipated foreign currency revenues and expenses not yet incurred. No hedging contracts were outstanding at April 30 2001.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

     Neither we nor any other person has modified materially the instruments defining the rights of holders of any class of registered securities of MERANT plc or issued or modified any other class of securities or withdrawn or substituted a material amount of the assets securing any class of registered securities of MERANT plc.

     The trustees and paying agents for the registered securities of MERANT plc have not changed during the fiscal year ending April 30, 2001.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Financial statements are being furnished pursuant to the instructions of
Item 18 of this Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

     Please see Item 8.A. "Consolidated Statements and Other Financial Information" and Item 5.A. "Operating Results", incorporated by reference.

ITEM 19.  EXHIBITS

(a)      Financial Statements

1. The following audited consolidated financial statements, together with the related reports of Ernst & Young LLP, are incorporated in this annual report by reference from the MERANT 2001 Annual Report:

US Format

Audit Financial Statements

         Consolidated Statements of Operations for the year ended April 30, 2001, the year ended April 30, 2000 and the year ended April 30, 1999

         Consolidated Balance Sheets at April 30, 2001 and April 30, 2000

         Consolidated Statements of Cash Flow for the year ended April 30, 2001, the year ended April 30, 2000 and the year ended April 30, 1999

         Consolidated Statements of Shareholder's Equity for the year ended
           April 30, 2001, the year ended April 30, 2000 and the year ended April 30, 1999

         Notes to Consolidated Financial Statements

         Report of Independent Auditors

UK Format

Audited Financial Statements

         Consolidated Profit and Loss Account for the year ended April 30, 2001, the year ended April 30, 2000 and the fifteen months ended April 30, 1999

         Consolidated Balance Sheet at April 30, 2001 and April 30, 2000

         Consolidated Cash Flow Statement for the year ended April 30, 2001, the year ended April 30, 2000 and the fifteen months ended April 30, 1999

         Notes to the Consolidated Cash Flow Statement for the year ended April
           30, 2001, the year ended April 30, 2000 and the fifteen months ended April 30, 1999

         Company Balance Sheet at April 30, 2001 and April 30, 2000

         Consolidated Statement of Total Recognised Gains and Losses for the year ended April 30, 2001, the year ended April 30, 2000 and the fifteen months ended April 30, 1999

         Movement in Shareholders' Funds for the year ended April 30, 2001, the year ended April 30, 2000 and the fifteen months ended April 30, 1999

         Notes to the Financial Statements

         Report of the Auditors

2. The following financial statement schedules and reports have been filed as part of this annual report:

US Format

Schedule for the year ended April 30, 2001, the year ended April 30, 2000 and the year ended April 30, 1999

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                            (U.S. FORMAT) MERANT PLC



                                                                            CHARGED
                                              BALANCE AT     CHARGED      TO/CREDITED
                                              BEGINNING      TO COSTS     FROM OTHER                    BALANCE AT
DESCRIPTION                                   OF PERIOD    AND EXPENSES   ACCOUNTS(*)    WRITE OFFS    END OF PERIOD
-----------                                   ----------   ------------   -----------    ----------    -------------
                                                                  IN THOUSANDS OF U.S. DOLLARS

PROVISION FOR BAD AND DOUBTFUL DEBTS
Year ended April 30:
  1999......................................     2,900       1,925               -            (584)          4,241
  2000......................................     4,241       2,963             100          (3,222)          3,882
  2001......................................     3,882       2,070             193          (2,041)          4,104


UK Format

Schedule for the year ended April 30, 2001, the year ended April 30, 2000 and the year ended April 30, 1999

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                            (U.K. FORMAT) MERANT PLC


                                                                            CHARGED
                                              BALANCE AT     CHARGED      TO/CREDITED
                                              BEGINNING      TO COSTS     FROM OTHER                    BALANCE AT
                                              OF PERIOD    AND EXPENSES   ACCOUNTS(*)    WRITE OFFS    END OF PERIOD
DESCRIPTION                                    GBP '000      GBP '000       GBP '000      GBP '000       GBP '000
-----------                                   ----------   ------------   -----------    ----------    -------------

PROVISION FOR BAD AND DOUBTFUL DEBTS
Fifteen months ended April 30:
  1999......................................    1,463          2,839         1,087         (2,416)          2,973
Year ended April 30:
  2000......................................    2,973          1,914           323         (2,182)          3,028
Year ended April 30, 2000...................    3,028          1,905           419         (1,592)          3,780

-------------
(*) Includes exchange rate adjustments

All other schedules have been omitted because the required information is not significant or is not applicable.

(b)   EXHIBITS.

2.01(2)   Memorandum of Association of MERANT dated as of March 28, 1983, as amended and restated to date
2.02(1)   Articles of Association of MERANT adopted as of June 19, 1996, as amended and restated to date
2.03(1)   Form of Specimen Certificate for MERANT's ordinary shares at GBP 0.02 each
2.04(2)   Amended and Restated Deposit Agreement dated as of March 16, 1998 among MERANT, the Bank of New York and all owners and holders from time to time of American Depositary Receipts
2.05(3)+  MERANT's 1994 Employee Benefit Trust
2.06(1)+  MERANT's 1998 Share Option Plan, as amended
2.07(1)+  MERANT's 1998 Inland Revenue Approved Share Option Scheme
2.08(1)+  MERANT's 1999 Employee Share Purchase Plan
2.09(2)   Form of Indemnification Agreement entered into by MERANT with each of its directors and certain executive officers
2.10(2)   Form of Indemnity Agreement entered into by MERANT Incorporated, a subsidiary of MERANT ("MERANT Incorporated"), with each of its directors and certain executive officers of MERANT and MERANT Incorporated
2.11(4)   Agreement and Plan of Reorganization among Micro Focus Group plc, Tower Merger Sub, Inc. and INTERSOLV, Inc. dated June
          17, 1998.
2.12*     Asset Sale and Purchase Agreement by and between NetObjects Inc. and MERANT Inc. dated January 8, 2001.

2.13*     Purchase Agreement by and between MERANT plc and Micro Focus International Limited dated June 11, 2001.
2.14*     Amendment No. 1 to Purchase Agreement by and between MERANT plc and Micro Focus International Limited dated August 10,
          2001.
2.15*     Purchase Agreement by and between MERANT plc and Data Direct International Limited dated September 10, 2001.
2.16*     Agreement for the Sale and Purchase of Land at The Lawn 22-30 Old Bath Road Newberg Berkshire.
23.01*    Consent of Independent Auditors, dated November 14, 2001.
23.02*    Consent of Independent Auditors, dated November 14, 2001.

--------------

     (1) Filed on November 1, 1999 as an exhibit to MERANT's Annual Report on Form 20-F (File No. 000-19696), and incorporated in this Form 20-F by reference.
(2) Filed on May 29, 1998 as an exhibit to MERANT's Annual Report on Form 20-F (File No. 000-19696), and incorporated in this Form 20-F by reference. 34 37 (3) Filed on April 9, 1997 as an exhibit to MERANT's Registration Statement on Form S-8 (File No. 333-24867), and incorporated in this Form 20-F by reference. (4) Filed on August 24, 1998 as an exhibit to MERANT's Registration Statement on Form F-4 (File No. 333-62095), and incorporated in this Form 20-F by reference. + Indicates a management contract or compensatory plan or arrangement. * Filed with this Form 20-F.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                 By: /s/ Ken Sexton
                    ----------------------
                 Name:   Ken Sexton
                 Title:  Senior Vice President and Chief Financial Officer