Form 20-F
period 2002-04-30
MERANT PLC
filed 2002-10-31
CIK 881581

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(MARK ONE)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED APRIL 30, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 0-19696

Merant plc
(Exact name of Registrant as specified in charter)

England and Wales
(Jurisdiction of incorporation or organization)

Abbey View,
Everard Close,
St. Albans, Hertfordshire
AL1 2PS, England
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
 None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 Ordinary shares of 2p each

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

          115,026,915 ordinary shares of 2p each

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

          Yes ☒        No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

          Item 17 ☒        Item 18 ☐

GENERAL INTRODUCTION

        Merant plc publishes annual reports containing annual audited consolidated financial statements and opinions on the financial statements by independent auditors. We prepare our financial statements in accordance with United Kingdom Generally Accepted Accounting Practices (U.K. GAAP), and expressed in pounds sterling. In addition, the Company recognises revenue in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP), which is viewed as being more stringent and is accepted by U.K. GAAP. U.K. GAAP differs from U.S. GAAP in, amongst other areas, the treatment of mergers, of goodwill and other intangibles acquired in connection with business combinations, and in other disclosures and presentation. An analysis of differences is set forth in note 26 to our financial statements, included elsewhere in this Form 20-F. Effective from the fourth quarter of the fiscal year ended April 30, 2002, we no longer publish financial statements prepared in accordance with U.S. GAAP.

        We also publish quarterly updates and semi-annual reports containing unaudited financial information prepared on the same basis as the annual audited consolidated financial statements.

        We deliver each of these reports to The Bank of New York, which acts as depositary under a deposit agreement. The depositary generally will mail these reports to record-holders of American depositary receipts, or ADRs. We also furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary makes these communications available for inspection by ADR record-holders and mails notices of shareholders' meetings to them.

        As a foreign private issuer in the United States, we are required to file an annual report on Form 20-F and furnish certain other information. The Securities and Exchange Commission (SEC) maintains a web site located at http://www.sec.gov. that contains a searchable database of filings, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Foreign private issuers are not currently required to file electronically, but we have done so since March 1997 on a voluntary basis. Effective November 4, 2002, we will be required to do so.

        You may obtain a copy of this Form 20-F without charge, upon written request to "Investor Relations" at our offices:

3445, NW 211th Terrace,
Hillsboro, Oregon, 97124, U.S.A.,

or

Abbey View,
Everard Close,
St.Albans, AL1 2PS, U.K.

        The financial statements and other financial information in this Form 20-F do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended April 30, 2002 will be delivered to the Registrar of Companies for England and Wales on or before October 31, 2002. Statutory accounts for the fiscal years ended April 30, 2001 and 2000 have been delivered previously to the Registrar of Companies for England and Wales. The auditors' reports on these accounts were unqualified.

        In this Form 20-F we use the terms 2002 and fiscal 2002 to mean the fiscal year ended April 30, 2002, and we use similar terms to refer to prior years. We use the terms pounds sterling, £, pence and p to refer to the U.K. currency, and the terms U.S. dollar and $ to indicate the U.S. currency.

        Merant is a trademark, and PVCS is a registered trademark, of Merant. Other trademarks belonging to other companies appear in this report and are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this annual report about our industry, our business, our plans and objectives and our financial condition and results of operations that are based on the current expectations, assumptions, estimates and projections of our management and on information currently available to us. These statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to various risks and uncertainties, known and unknown, that could cause our actual results and financial position to differ materially from the information presented in this annual report. When used in this document, the words "may," "anticipate," "objective," "believe," "intend," "estimate," "expect," "realize," "likely," "unlikely" and similar expressions, as they relate to us, or to our management, are intended to identify forward-looking statements.

        Forward-looking statements reflect our current view with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the future results, performance and achievements that may be expressed or implied by the forward-looking statements, including, among others, those set forth elsewhere in this annual report, especially under Item 3.B "Risk Factors", in our reports filed with the SEC under the Securities Exchange Act of 1934 and the following:

  •
  our ability to transform our business strategy to focus on our enterprise change management products and services and away from some of our past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services

  •
  our ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level

  •
  the extent to which the current weakness in the economic climate generally and in information technology spending in particular continues over time

  •
  our ability to effectively manage costs against uncertain revenue expectations and reduce costs quickly in response to revenue shortfalls

  •
  the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services

  •
  our ability to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products

  •
  the potential need for enterprise change management products to shift based on changes in technology and customer needs

  •
  the effect of competitors' efforts to enter our markets and the possible success of existing competitors in those markets

  •
  our ability to manage and integrate businesses we have acquired or may acquire in the future as well as our ability to efficiently dispose of, and manage the provision or receipt, as the case may be, of services related to businesses or products which are not a part of our business strategy, including our ability to manage obligations related to the sale of the Enterprise Data Connectivity Division and the earlier disposal of the Application, Creation and Transformation Division

  •
  other risks detailed below under "Risk Factors"

        Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, planned or intended. We disclaim any obligation to update the forward-looking statements contained herein.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not required.

ITEM 3. KEY INFORMATION

A.
SELECTED FINANCIAL DATA.

        The table below sets forth selected consolidated financial data at the dates and for the periods indicated. This data has been derived from our audited financial statements, prepared in accordance with U.K. GAAP, expressed in pounds sterling, and restated in accordance with current accounting policies.

	Years ended April 30,								Three months ended April 30, 1998
											Year ended January 31, 1998
	2002		2001		2000		1999
	(In thousands of pounds sterling—except share data)
OPERATING RESULTS FOR THE PERIOD:
Revenue	118,275		215,433		227,283		186,104		29,369		97,015
Operating profit(loss)	(45,398)		(39,762)		(38,132)		(8,511)		4,482		12,736
Operating profit (loss) from continuing operations	(41,953)		(28,798)		(41,456)		(16,036)		(1,668)		(4,561)
Profit(loss) for the period	(62,026)		(50,914)		(35,461)		(18,710)		3,431		10,426
(Loss)/earnings per share: basic	(49.6	)p	(37.9	)p	(24.9	)p	(15.8	)p	4.5	p	14.0	p
(Loss)/earnings per share: diluted	(49.6	)p	(37.9	)p	(24.9	)p	(15.8	)p	4.3	p	13.3	p
(Loss)/earnings per share from continuing operations: basic	(44.3	)p	(21.3	)p	(27.3	)p	(22.9	)p	(3.6	)p	(9.2)	p
(Loss)/earnings per share from continuing operations: diluted	(44.3	)p	(21.3	)p	(27.3	)p	(22.9	)p	(3.6	)p	(9.2)	p
Weighted average number of shares used in computing earnings per share (thousands)
Basic:	125,092		134,305		142,163		114,709		75,560		74,626
Dilutive:	125,092		134,305		142,163		114,709		80,268		78,526
FINANCIAL POSITION AT END OF PERIOD:
Cash and bank deposits	71,620		61,200		79,543		75,394		55,584		51,518
Total assets	130,814		231,044		304,893		322,457		122,307		123,824
Total shareholders funds	59,215		128,466		198,484		217,109		74,367		70,892
Total number of shares in issue	115,027		134,963		149,389		143,673		80,600		79,415
Share capital	2,300		2,699		2,988		2,873		1,612		1,588
FINANCIAL CONDITION:
Working capital	38,619		19,454		51,867		53,486		33,529		29,788

        The table below sets forth selected consolidated financial data at the dates and for the periods indicated, prepared in accordance with U.S. GAAP and expressed in pounds sterling:

	Years ended April 30,								Three months ended April 30, 1998
											Year ended January 31, 1998
	2002		2001		2000		1999
	(In thousands of pounds sterling—except share data)
RESULTS OF OPERATIONS
Revenue	87,068		95,075		80,470		70,035		16,128		65,121
Profit(loss) from operations	(13,784)		(5,518)		(4,168)		(20,066)		716		18,183
Profit(loss) from continuing operations	(15,185)		(2,960)		(16,445)		(15,049)		537		13,637
Profit(loss) for the period	(18,680)		(18,427)		(1,497)		(17,538)		894		12,262
(Loss)/earnings per share: basic	(14.9	)p	(13.7	)p	(1.1	)p	(12.6	)p	0.7	p	9.3	p
(Loss)/earnings per share: diluted	(14.9	)p	(13.7	)p	(1.1	)p	(12.6	)p	0.6	p	8.9	p
(Loss)/earnings per share from continuing operations: basic	(22.9	)p	(3.4	)p	(9.7	)p	(10.8	)p	0.4	p	10.3	p
(Loss)/earnings per share from continuing operations: diluted	(22.9	)p	(3.4	)p	(9.7	)p	(10.8	)p	0.4	p	9.9	p
Weighted average number of shares used in computing earnings per share (thousands)
Basic:	125,263		134,305		142,163		139,588		136,097		131,940
Dilutive:	125,263		134,305		142,163		139,588		143,372		138,271
FINANCIAL POSITION AT END OF PERIOD:
Cash and cash equivalents	71,620		61,200		79,543		75,394		75,992		72,300
Total assets	111,082		175,018		209,386		200,484		199,829		203,094
Shareholders' equity	39,483		72,440		102,977		95,136		107,450		104,923
Total number of shares in issue	115,027		134,963		149,389		143,673		142,012		136,730
Share Capital	2,300		2,699		2,988		2,873		2,802		2,778
FINANCIAL CONDITION:
Working capital	38,619		19,454		51,867		53,486		54,507		51,050

NOTES:

(1)
Data for periods prior to 2001 have been restated to present the operations of the E-Solutions, ACT and EDC Divisions as discontinued operations.

(2)
U.S. GAAP data for periods through April 30, 1999 have been restated to include the acquisition of Intersolv, Inc., which was accounted for using the pooling-of-interests method. For the year ended January 31, 1998, annual amounts reflect the financial data of Intersolv, Inc. for the year ended April 30, 1998. Financial data for Intersolv, Inc. for the three months ended April 30, 1998 are included in both the three months ended April 30, 1998 and the year ended January 31, 1998.

(3)
Shares and per-share data for the period before April 30, 1998 have been restated to reflect the 5-for-1 stock split of our ordinary shares, which was effective as of the close of business on March 13, 1998. Each American depositary share (ADS) represents five ordinary shares.

Exchange rates

        We prepare our financial statements in accordance with U.K. GAAP, and expressed in pounds sterling. On October 11, 2002, the latest practicable date before printing this report, the noon buying rate was $1.5605 per £1. The following table shows the high and low noon buying rates during the months indicated:

	High	Low
	$ per £1
April 2002	1.46	1.43
May 2002	1.47	1.45
June 2002	1.53	1.46
July 2002	1.58	1.52
August 2002	1.57	1.52
September 2002	1.56	1.54
October 1—October 11, 2002	1.57	1.55

        The following table shows the average exchange rates for our last six fiscal periods, based on the average of the exchange rates on the last day of each month during the period:

$ per £1
Year ended April 30, 2002	1.44
Year ended April 30, 2001	1.46
Year ended April 30, 2000	1.60
Twelve months ended April 30, 1999	1.65
Three months ended April 30, 1998	1.67
Year ended January 31, 1998	1.64
B.
CAPITALIZATION AND INDEBTEDNESS

        Not required.

C.
REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not required.

D.
RISK FACTORS

        You should carefully consider the following risk factors. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward-Looking Statements."

Our operating results may fluctuate, and any fluctuations could adversely affect the price of our securities.

        Our future operating results are subject to quarterly and annual fluctuations. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of our securities would likely decrease. The market price of our securities has experienced significant price volatility. We expect that our operating results may fluctuate in the future due to a variety of factors, including:

  •
  demand for, and acceptance of, our products,

  •
  the size and timing of customer orders and the lengthy sales cycle,

  •
  product life cycles,

  •
  our ability, and that of our competitors, to introduce and market new and enhanced product versions on a timely basis,

  •
  customer order deferrals in anticipation of new or enhanced products or technologies,

  •
  the timing of product introductions or enhancements by us or by our competitors,

  •
  technological changes in the software or hardware industries,

  •
  changes in the mix of distribution channels through which our products are offered,

  •
  purchasing patterns of distributors and retailers, including those based on customer budgeting cycles,

  •
  the quality of our products,

  •
  price and other competitive conditions in the industry,

  •
  changes in our level of operating expenses,

  •
  our inability to reduce expenses rapidly in response to any shortfall in revenue,

  •
  changes in our sales incentive plans,

  •
  changes in our executive or sales management,

  •
  our ability to acquire and effectively integrate, or divest, as the case may be, companies and products,

  •
  the cancellation of licenses during the warranty period,

  •
  non-renewal of maintenance agreements,

  •
  the effects of extended payment terms (particularly for international customers),

  •
  economic and/or political conditions generally or in various geographic areas, and

  •
  other factors discussed in this section.

Market volatility may cause the price of our securities to decline.

        The market price of our securities has been, and is likely to continue to be, highly volatile, particularly since the announcement in June 1998 of our merger with Intersolv, Inc. The global stock markets have experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our securities.

        Factors that could adversely affect our market price include:

  •
  actual or anticipated fluctuations in our operating results,

  •
  changes in financial estimates or trading recommendations by securities analysts,

  •
  announcements of technological innovations,

  •
  new products or new contracts achieved by us or by our competitors,

  •
  developments with respect to patents, copyrights or proprietary rights,

  •
  conditions and trends in the software and other technology industries,

  •
  adoption of new accounting standards, or new interpretations of existing standards affecting the software industry, and

  •
  general market conditions.

        The company and some of its present and former officers and/or directors are presently defendants in a class action lawsuit alleging, among other things, violations of the U.S. securities laws. The parties to this action have entered into a Stipulation of Settlement to resolve these claims (see note 23 to the financial statements included in Item 17 hereto), There can be no assurance that the company and/or its officers and directors may not be the subject of additional lawsuits in the future in connection with, among other things, the possible market price volatility of our securities

Our insignificant backlog and long sales cycle, combined with costs that are fixed, make it difficult to predict future revenue and compensate for a revenue shortfall.

        Historically, we have operated with little product backlog because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs is fixed in the short term and does not vary with revenue. Because of these factors, small variations between anticipated orders and actual orders, as well as non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. Historically, we have been dependent upon large enterprise transactions with individual customers. Moreover, if significant sales occur earlier in a given period than expected, operating results for later quarters may suffer.

Seasonality can cause our operating results to fluctuate.

        Our revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, historically, we have experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognise a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

If our new products and services fail to achieve customer acceptance, or if we fail to manage product transitions, our business reputation and financial performance would suffer.

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

Product defects can be expensive to fix and can cause us to lose customers.

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

Protection of our intellectual property is limited, which may affect our competitive position.

        Our success depends upon our proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and although we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries where we distribute our products. Patents have been granted on fundamental technologies in software, and third party patents may issue that relate to fundamental technologies incorporated into our products.

Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products.

        Third parties may, as has occurred in the past, assert intellectual property infringement claims against us concerning our products, trademarks or other proprietary rights. If such claims are asserted, we may have to seek licenses, defend infringement actions or challenge the validity of the disputed third party intellectual property rights. Licenses may not be available on reasonable commercial terms, if at all and the failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain products. If we cannot obtain required licenses, are found liable for infringement or are not able to have the disputed third party intellectual property rights declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the development, use or sale of technologies covered by the intellectual property rights of others.

        With regard to those technologies that we license from third parties, we must rely upon those third parties for information on the ownership of the licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the ownership of licensed technology and seek indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification, if available, may not provide adequate compensation or protection for breach of the representations.

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

Competition can lead to pricing pressures and loss of market.

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

International sales account for a significant portion of our revenue, which exposes us to the business and economic risks of global operations.

        In fiscal years 2002, 2001 and 2000, sales to customers outside of the United States represented approximately 43%, 39% and 42% of our revenue, respectively. We intend to continue to pursue our non-U.S. business and enter additional international markets, and commit significant time and resources to developing international sales and support channels. The risks inherent in conducting international business generally include:

  •
  exposure to exchange rate fluctuations

  •
  longer payment cycles

  •
  greater difficulties in accounts receivable collection and enforcing agreements

  •
  tariffs and other restrictions on foreign trade

  •
  U.S., European Union and other countries' export requirements

  •
  economic and political instability

  •
  withholding and other tax consequences

  •
  restrictions on repatriation of earnings

  •
  the burdens of complying with a wide variety of foreign laws

  •
  general economic and political conditions.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully or sell our products.

        Substantially all of our senior management personnel are recent hires, including but not limited to our President and CEO, Gerald Perkel, who joined the company in September 2001, and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to successfully conduct our business in the future. Our success depends to a significant degree upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including, as the case may be, key personnel of acquired companies. We do not have employment agreements with most of our key personnel to ensure their continued employment, and we do not maintain key person life insurance on any of these persons.

If we are unable to manage growth effectively, our operations will be disrupted.

        We recently experienced tremendous organizational and personnel changes, due in large part to the sales of our Application, Creation and Transformation Division and our Enterprise Data Connectivity Division, as well as the relocation of our operational headquarters from Rockville, Maryland to Hillsboro, Oregon. These changes have placed a significant strain on our financial, management, operational and other resources. These strains will continue as we transition to a company focused on the enterprise change management market for our PVCS products.

        The process of divesting a significant division of a company's business may also result in unforeseen operating difficulties and expenditures. Our management, personnel, systems, procedures and controls may not be adequate to support both the new entities' operations, and our own existing and future operations. Moreover, the anticipated financial, strategic and other benefits of the divestitures might not be realized.

If we engage in future business combinations, we may fail to integrate acquired businesses effectively, which could disrupt our ongoing business and generate negative publicity.

        We have completed a number of business combinations in recent years, most recently the merger with Intersolv, Inc. in September 1998, and the acquisitions of Essential Software, Inc. in August 1999, EnterpriseLink Technology Corporation in November 1999, Trillium Software Corporation in December 1999, Northern Software Partners AS in January 2000, and the Enterprise Division of NetObjects, Inc. in February 2001. We made no acquisitions in fiscal 2002. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated financial, strategic and other benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization provisions related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

  •
  difficulties in the assimilation of the operations, personnel, practices, technologies and products of the acquired companies,

  •
  difficulties in managing diverse geographic sales and research and development operations,

  •
  the diversion of management attention from other business priorities or issues,

  •
  risks of entering markets in which we have no or limited direct prior experience, and

  •
  the potential loss of key employees of Merant or the acquired company.

Introduction of the euro could negatively affect our business

        Twelve member countries of the European Union have adopted the euro as their legal currency. The participating countries established fixed euro conversion rates between their former national currencies and the euro. Merant's internal systems have the ability to price and invoice customers in the euro. We will continue to modify the internal systems that will be affected by this conversion, but do not expect the costs of further system modifications to be material. There can be no assurance, however, that we will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on our business, financial condition and results of operations. We will continue to evaluate the impact of the euro's introduction on our foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. In addition, we face risks to the extent that banks and vendors upon whom we rely are unable to make appropriate modifications to support our operations with respect to euro transactions. While we will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon our business, financial condition or results of operations.

The rights of our shareholders may differ from the shareholder rights of a U.S. corporation.

        The rights of shareholders and, therefore, some of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985 of Great Britain, and by our Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations. You may have more difficulty asserting your rights as a shareholder than you would as a shareholder of a company organized in a jurisdiction within the United States.

U.S. investors may have difficulty in serving process or enforcing a judgment against us.

        We are a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against us, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

Exchange rate fluctuations can cause operating results to fluctuate.

        Historically the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless, fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, may have a significant impact on our operating results, notably when expressed in pounds sterling. In fiscal years 2002, 2001 and 2000, fluctuations between the U.S. dollar and the pound sterling were not significant, and net exchange rate gains or losses on operational transactions were not material.

        We prepare consolidated financial statements expressed in pounds sterling. We translate revenue, costs and expenses arising in currencies other than the reporting currency using average exchange rates. We translate assets and liabilities denominated in currencies other than the reporting currency at exchange rates in effect at the balance sheet date.

The current depressed general economic and market conditions could cause decreases in demand for our software and related services, which could negatively affect our revenue and operating results and the market price of our securities.

        Downturns in general economic and market conditions such as those being experienced at present may result in customers postponing or canceling software purchasing decisions. If demand for our software and related services decreases, our revenues may decrease and our operating results would be negatively impacted. The market price of our securities could similarly be negatively impacted as the result of this decreased demand and resulting effect on operating results.

Risks related to doing business with the United States government

        We sell our products, maintenance, training, and services, directly and indirectly, from time to time, to agencies of the U.S. government. Companies selling to the U.S. government may be subject to a variety of specialized regulations governing such areas as employment practices, product pricing and discount practices, and contract management. Our compliance with the terms and conditions of individual government contracts, including, but not limited to contractual disclosures, and sales activity reporting systems, have been audited in the past, are currently being audited, and may be audited in the future. There can be no assurance that any such audit may not result in a cost adjustment, refund, penalty and/or further investigation. Any of these possible scenarios could be expensive and distracting to us, in terms of the time and management of personnel and outside professional resources needed to respond to the government's audit or investigation demands, and the associated costs.

ITEM 4. INFORMATION ON THE COMPANY

A.
HISTORY AND DEVELOPMENT OF THE COMPANY

        Merant plc is a U.K. resident public limited company (registered company number 1709998) and we operate under the laws of England and Wales. The company was incorporated in England on March 4, 1983 as a public limited company under the Companies Acts of Great Britain under its original name, Micro Focus Group plc. In May 1983, we obtained a quotation on the Unlisted Securities Market of the London Stock Exchange, and in June 1984 became a fully listed company on the London Stock Exchange. In May 1992, we became listed on the Nasdaq National Market. In February 1999, we changed our name from Micro Focus Group plc to Merant plc. Our head and registered office is Abbey View, Everard Close, St. Albans, Hertfordshire AL1 2PS, England, and our telephone number at that location is 011 44 1727 812812.

        Our operational headquarters and the principal place of business in the United States of our indirect wholly owned subsidiary, Merant Inc., is 3445 NW 211th Terrace, Hillsboro, Oregon 97124. We have appointed CT Corporation, 818 West Seventh St., 2nd Floor, Los Angeles, CA 90017 as the agent for service of process for Merant Inc.

Important Events

        We began the fiscal year ended April 30, 2002 operating in three business segments: Enterprise Change Management (or ECM), Enterprise Data Connectivity (or EDC), and Application Creation and Transformation (or ACT). During the 2002 fiscal year, we restructured our company with the goal of focusing on our ECM business, which provides solutions under the PVCS brand. As part of this restructuring, we sold our EDC and ACT Divisions.

        In the fourth quarter of fiscal 2001, on February 20, 2001, we completed the acquisition of the Enterprise Division of NetObjects, Inc. and entered the web content management segment of the enterprise change management market. Merant Collage, formerly NetObjects Collage, is a browser-based, scalable enterprise content management platform that manages the web content lifecycle and allows joint deployment of content and code through integration with PVCS Dimensions. The total consideration for the transaction was £12.6 million, payable in cash. This transaction has been accounted for using the purchase accounting method. We capitalized the difference between the purchase price and the estimated fair value of the net tangible liabilities acquired as goodwill. We are amortizing this amount, which totaled £13.1 million, over its estimated economic life of five years.

        In the third quarter of fiscal 2000, on December 6, 1999, we acquired all of the outstanding stock of Trillium Software Corporation, a privately held supplier of change management software based in Eden Prairie, Minnesota. The total consideration for the transaction was £2.8 million. This transaction has been accounted for using the purchase accounting method. We capitalized the excess of the purchase price over the estimated fair value of the net tangible assets acquired as goodwill. We are amortizing this amount, which totaled £2.7 million, over its estimated economic life of five years.

Discontinued operations—EDC Division

        On November 8, 2001, we completed the sale of our EDC Division to Golden Gate Capital for £20.5 million, payable in cash, subject to post-closing adjustment based on the value of assets transferred. Our shareholders approved the transaction at an extraordinary general meeting held on October 30, 2001. On completion, we received an initial cash payment of £15.2 million. We expect that final settlement of the post-closing sale price adjustment will be agreed during fiscal 2003. After writing off the unamortized portion of goodwill attributed to the EDC Division, we recorded a loss of £2.1 million on the disposal.

Discontinued operations—ACT Division

        On August 10, 2001, we completed the sale of our ACT Division to Golden Gate Capital and Parallax Partners. Our shareholders approved the transaction at an extraordinary general meeting held on July 23, 2001. On completion, we received a cash payment of £37.6 million. The final sale price remains subject to a post-closing price adjustment mechanism. We cannot currently predict when a final settlement of the post-closing purchase adjustment will be reached. After writing off the unamortized portion of goodwill which arose on the acquisitions for the ACT Division, we recorded a loss of £1.0 million on the disposal.

        In the third quarter of fiscal 2000, on November 23, 1999, we acquired for the ACT Division all of the outstanding stock of EnterpriseLink Technology Corporation, a privately held supplier of enterprise extension software based in Campbell, California. The total consideration for the transaction was £8.7 million, payable as a combination of cash and assumption of debt.

        Also in the third quarter of fiscal 2000, on January 8, 2000, we acquired for the ACT Division the remaining 79.9% of the outstanding stock of Northern Software Partners AS, our distributor for the Nordic region, based in Oslo, Norway. The total consideration for the transaction was £2.6 million, payable in cash. Northern Software Partners AS changed its name to Merant Nordic AS on January 21, 2000.

        In October 2001 we completed the sale of our real estate in Newbury, England, for £10.8 million. Following the disposal of the ACT Division, we decided it was no longer appropriate to retain ownership of this facility. We realized a pre-tax loss of £1.8 million on the transaction.

Principal Capital Expenditures

        During 2002, we invested £2.6 million for the purchase of furniture, fixtures and equipment, and for further investment in our management information systems, compared to £6.8 million in 2001 and £9.9 million in 2000. The decline in these expenditures reflects the disposal of the ACT and EDC Divisions.

B.
BUSINESS OVERVIEW

OPERATIONS AND PRINCIPAL ACTIVITIES

        We design, develop and market software products and services. Our Enterprise Change Management (or ECM) business provides solutions under the PVCS brand. Those solutions help companies improve their ability to manage change to enterprise digital assets, including software applications, code and web content. Our PVCS product set covers the three essential disciplines of enterprise change management: software configuration management, web content management, and application change management in corporate packaged application suites from Oracle:

  Software Configuration Management:

  PVCS Professional combines PVCS Version Manager, PVCS Tracker and PVCS Configuration Builder into a single suite for software configuration management. PVCS Professional enables teams of any size to protect software assets, automate development tasks and manage the many changes and issues involved in team development.

  PVCS Version Manager provides for version control in team development environments. It organizes, manages and protects software assets during revision and promotes team collaboration. PVCS Version Manager is integrated with more than 70 development environments and tools.

  PVCS Tracker captures, manages and communicates changes, issues and tasks, providing basic process control to ensure co-ordination and communication within and across development and content teams at every step.

  PVCS Configuration Builder ensures that applications can be reliability built in a reproducible manner; ensuring components from the same version are used.

  PVCS Dimensions integrates software configuration management functions under process definition and enforcement to automatically manage process and workflow.

  Web Content Management:

  Merant Collage provides a complete web lifecycle toolset that delivers control, quality and speed to enterprise web initiatives. Built-in productivity enhancers get website infrastructure up fast, while task management with workflow control assures quality and productivity.

  Application Change Management:

  PVCS Change Manager for Oracle speeds adoption of custom development and updates and new releases of Oracle Applications.

        During the three fiscal years ended April 30, 2002, we also provided solutions through our ACT, EDC, and E-Solutions businesses, which we now report as discontinued operations:

  Our ACT (or Micro Focus) solutions enabled companies to leverage existing investments in IT systems and extend these assets into new business applications. We sold the ACT division in August 2001.

  Our EDC (or DataDirect) solutions provided standards-based data connectivity technology to integrate varied systems, applications and data across their enterprise. We sold our EDC business in November 2001.

  Our E-Solutions business delivered applications to accelerate customers' e-business solution initiatives. We discontinued the E-Solutions business in February 2001.

        We provide services, education and product assistance to help our customers improve their return on investment. Customers who purchase software maintenance services benefit from SupportNet, an award-winning combination of worldwide 24/7 telephone support resources, online Knowledgebase expertise, product updates, diagnostic tools and utilities, informative technical articles and e-newsletter updates. Merant Consulting offers pre packaged and customized services to assist our customers in implementation of their Merant solution. Merant University provides education and training solutions including classroom, customer site instruction and online courses that are focused on helping customers master Merant products and processes.

Principal Markets

        Our end-user customers consist of corporate data processing center personnel, independent software vendors, individual software developers, value-added resellers and computer equipment manufacturers worldwide. The customer base is broad, and no individual customer accounted for more than 10% of total revenue in fiscal years 2002, 2001 or 2000. Additionally, our business does not concentrate on any specific industry.

        We market our products and services throughout the world. For a geographic analysis of our revenue based on operations in the Americas, Europe, and Asia/Pacific, see Item 5.A. "Operating Results".

Seasonality

        Our revenue is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, we have historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognise a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Our quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

Raw Materials

        The products that we ship are comprised primarily of software programs copied onto tape or CD-ROM. The raw materials used for these media are widely available.

Marketing Channels

        We market and distribute our products on a worldwide basis through multiple channels. Sales are made directly, using a combination of telesales, field sales, third party distribution and the Internet. We currently have local sales and marketing operations in the United States, the United Kingdom, Australia, Belgium, France, Germany, Italy, Japan, Korea, the Netherlands and Singapore. Our direct sales effort is augmented with a network of independent software vendors, dealers, distributors, original equipment manufacturers and value added resellers in many countries around the world, in addition to Merant offices.

        In some cases, our products are embedded in other independent software vendors' products under licensing arrangements. In addition, we have license and distribution arrangements that enable us to sell products developed by third parties. We pay license fees to these third parties, which typically have a continuing obligation to improve and maintain the products supplied to us.

Intellectual Property

        We regard much of our intellectual property as proprietary. We seek to protect our intellectual property rights through a combination of copyright, trademark, patent and trade secret laws, employee and third-party non-disclosure agreements and certain technical measures. We have registered, or have applications pending for, certain trademarks.

        We market and license our products in many countries worldwide, and the laws of various countries in which our products may be used may not protect proprietary rights to the same extent as the laws of the United States and the United Kingdom.

        For more information regarding our proprietary technology, see Item 3.D. "Risk Factors—'Protection of our intellectual property is limited, which may affect our competitive position' and 'Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products"

Competition

        Rapid technological change and aggressive competition characterize the markets we serve. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions. These solutions may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies, including customers, may develop competitive products. In addition, the software industry is characterized generally by low barriers to entry, meaning new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers.

Government Regulations

        We are a U.K. company with substantial operations in, and revenue derived from, U.S.-based activities. Accordingly, we are subject to the Companies Act 1985, among other applicable laws of England and Wales, as well as to U.S. federal securities laws, and other applicable U.S. federal, state and local laws. For more information regarding issues associated with our various corporate legal relationships, please see Item 3.D. "Risk Factors—'The rights of our shareholders may differ from the shareholder rights of a U.S. corporation' and 'U.S. judgments may not be enforceable against us"'.

C.
ORGANIZATIONAL STRUCTURE

        We operate in many countries around the world through direct and indirect subsidiaries, of which two are significant—Merant International Ltd., incorporated in England and Wales, and Merant Inc. incorporated in California. Both of these subsidiaries are wholly-owned and controlled, directly or indirectly, by Merant plc.

D.
PROPERTY, PLANTS AND EQUIPMENT

        In October 2001, we sold our real estate, which consisted of approximately 80,000 square feet of office space located on an 8-acre site in Newbury, England. We presently lease approximately 6,000 square feet of office space in this facility from the new owner.

        We also lease office space for our sales, distribution and development operations. Major facility leases at April 30, 2002 include the following:

Location	Purpose	Facility size (square feet)
Rockville, MD	Sales & former headquarters	74,000
Hillsboro, OR	Operational headquarters	63,785
Mountain View, CA	Sales & development	56,000
St. Albans, U.K	Sales & development	20,000

        We also maintain facilities, principally sales and distribution offices, around the world. In the United States, these are located in Chicago, IL; Dallas, TX; New York, NY; and Raleigh, NC. We sub-lease facilities in Raleigh and Morrisville, NC. Outside the United States, we maintain offices in Melbourne, Australia; Duffel, Belgium; Farum, Denmark; Paris, France; Ismaning, Germany; Milan and Rome, Italy; Tokyo, Japan; Seoul, Korea; Amersfoort, Netherlands; and Singapore.

        We are not aware of any environmental issues that may affect the utilization of any of these facilities. We have no present material plans to construct new facilities, or to expand or improve any of these existing facilities.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements, set forth elsewhere in this Form 20-F.

        In addition to historical information, this discussion contains forward-looking statements as more fully described above in "Forward-Looking Statements" that involve risks and uncertainties that could cause actual results to differ materially from those indicated by the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed above under Item 3.D. "Risk Factors".

        In preparing the financial statements, our management must make decisions which impact reported amounts and related disclosures. These decisions include the selection of appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching these decisions, management applies judgment based on its understanding and analysis of relevant circumstances. Note 1 to the financial statements, set forth in Item 17 to this Form 20-F, provides a summary of the significant accounting policies followed in the preparation of the financial statements.

        Our management considers revenue recognition to be one of the most critical to the presentation of the financial statements because it requires difficult and complex judgments. We consider that our policy on revenue recognition complies with U.S. GAAP (i.e., SOP 97-2 and SAB 101). The majority of our revenue relates to product sales for which revenue is recognised or deferred upon shipment, with limited judgment required related to product returns. Licensing revenue recognition requires management to estimate effective terms of agreements and identify points at which performance is met under the contracts such that the revenue earnings process is complete. Deferred revenue relates to time-based and performance-based payments and is recognised over the contract performance period. For major licensing contracts, this results in the deferral of significant revenue amounts due to the long-term nature of the agreements. Subsequent factors affecting the initial estimate of the effective terms of agreements could either increase or decrease the period over which the deferred revenue is recognised.

        We design, develop and market software products and services for enterprise application development. We create software for managing digital assets. Our solutions enhance team collaboration and business decision support. We focus on protecting and tracking multiple uses of software, content and intellectual property. We license our products to other independent software vendors, software developers and service providers, and offer integrated software solutions to businesses of all sizes. We distribute our products through our offices in North America, Europe, and Asia, and through a network of distributors and value-added resellers, and directly through our website.

A.
OPERATING RESULTS

        We began a process of restructuring our operations during fiscal 2001, with the objectives of concentrating resources on growth opportunities and delivering increased value to shareholders. We essentially completed this restructuring during fiscal 2002. The major events of the past year were:

  •
  we sold our ACT business unit for approximately £37.6 million (subject to a yet to be determined post-closing price adjustment) in August 2001

  •
  we sold our EDC business unit for approximately £20.5 million in November 2001

  •
  we sold our real estate in Newbury, U.K., for £10.8 million in October 2001

  •
  we moved our operational headquarters to Hillsboro, Oregon from Rockville, Maryland. Hillsboro was already the primary development, sales and support location for our PVCS products

  •
  we appointed a new chief executive officer and management team

  •
  we returned approximately £34 million (including approximately £11 million since April 30, 2002) to shareholders through the repurchase of shares to return excess capital to shareholders

  •
  we substantially reduced our costs to be more in line with our revenues

Results of Operations

        These changes have had a major impact on our results of operations for the year ended April 30, 2002. In the previous fiscal year, the operations of our ACT and EDC business units contributed 53% of our total revenue; in fiscal 2002 we disclose those businesses as discontinued operations. We disclose the gains and losses on those disposals as an exceptional item. We also disclose the loss on disposal of our Newbury facility and the costs of the restructuring program as exceptional items.

        We prepare our financial statements in accordance with U.K. GAAP, and expressed in pounds sterling. However, the Company recognises revenue in accordance with U.S. GAAP, which is viewed as being more stringent and is accepted by U.K. GAAP. U.K. GAAP differ from U.S. GAAP in, amongst other areas, the treatment of mergers, of goodwill and other intangibles acquired in connection with business combinations, and in other disclosures and presentation. In particular, the presentation of discontinued operations differs, in that, under U.K. GAAP, the results of operations of discontinued operations are included with those of continuing operations. In the discussion that follows, we comment separately on our continuing and discontinued operations. A detailed analysis of differences is set forth in note 26 to our financial statements.

Continuing operations

        The following table summarises the results of our continuing operations:

	2002	Change	2001	Change	2000
	£'000		£'000		£'000
Licence fees	33,387	-21%	42,193	9%	38,768
Maintenance subscriptions	39,779	13%	35,065	31%	26,709
Training and consulting	13,902	-22%	17,817	20%	14,993

Total net revenue from continuing operations	87,068	-8%	95,075	18%	80,470
Cost of revenue	(21,116)	-15%	(24,852)	14%	(21,851)
Research and development	(17,833)	6%	(16,807)	13%	(14,912)
Sales and marketing	(46,903)	—%	(47,284)	4%	(45,310)
General and administrative (excluding amortization of goodwill)	(13,740)	76%	(7,795)	-45%	(14,214)
Total operating expenses (excluding amortization of goodwill)	(78,476)	9%	(71,886)	-3%	(74,436)
Operating loss (excluding amortization of goodwill)	(12,524)	656%	(1,663)	-89%	(15,816)
Amortization of goodwill	(29,429)	8%	(27,135)	6%	(25,640)
Operating loss	(41,953)	46%	(28,798)	-31%	(41,456)

        Revenue:    Revenue from continuing operations declined £8.0 million or 8% relative to fiscal 2001. The decrease in revenue is attributable to the downturn in the information technology market, including the market for enterprise change management software, during 2002. Licence fee revenue decreased by £8.4 million, primarily due to economic conditions that resulted in a decline in the number of large enterprise deals. Maintenance subscriptions increased by £4.7 million, because of the addition of new customers along with a high retention rate from our existing customer base. Training and consulting revenue declined by £3.9 million because of the decline in license fees and in particular a decrease in the number of large enterprise deals.

        Revenue from continuing business was £95.1 million in fiscal 2001, an increase of £14.6 million or 18% relative to 2000. Currency translation benefited 2001 revenue compared with 2000, primarily because of the dollar strengthening compared to most currencies. Growth at constant currency exchange rates was 12%, driven primarily by maintenance and service revenues, which increased from a combination of growth in the installed customer base and renewal of existing maintenance contracts for all key products.

        The following table analyses revenue from continuing operations for the last three fiscal years by geographic market:

	2002	Change	2001	Change	2000
	£'000		£'000		£'000
North America	57,355	-9%	63,343	26%	50,229
Europe	26,836	-3%	27,799	7%	26,015
Asia/Pacific	2,877	-27%	3,933	-7%	4,226
Continuing operations (ECM)	87,068	-8%	95,075	18%	80,470

        In fiscal 2002, North America contributed 66% of revenue, compared to 67% in 2001 and 62% in 2000. Europe contributed 31%, compared to 29% in 2001 and 32% in 2000. Over the same period, Asia Pacific's contribution declined to 3% from 5%.

        Cost of revenue:    Cost of revenue includes the cost of product materials, packaging and distribution costs, royalties to third party software developers for the licencing of add-on software products, and salaries and benefits for technical support and training and consulting personnel. These costs represented 24% of revenue in 2002, compared to 26% in 2001 and 27% in 2000. The decreases reflect continuing savings in product materials arising from the supply of documentation on CD-ROM, and the increasing share of higher-margin maintenance revenue, which increased to 46% in 2002, from 37% in 2001 and 33% in 2000.

        Operating expenses (excluding amortization of goodwill):    Operating expenses include our research and development, sales and marketing and general and administrative costs. As presented in the profit and loss account included in Item 17 of this Form 20-F, general and administrative costs also include provisions for amortization of goodwill. However, to provide a better understanding of the underlying levels of our operating expenses, we identify amortization of goodwill separately in this discussion. Excluding goodwill amortization charges, our operating expenses increased by 9% in 2002 relative to 2001, having declined by 3% in 2001 relative to 2000.

        Operating loss (excluding amortization of goodwill):    In fiscal 2002 we reported an operating loss from continuing operations, before non-recurring items, of £12.6 million, compared to £1.7 million in 2001 and £15.8 million in 2000.

        Amortization of goodwill:    Goodwill amortization charges arise as a result of corporate acquisitions, where the excess of the purchase price over the respective estimated fair value of the net tangible assets acquired is capitalized as goodwill. We amortize this goodwill over its estimated economic life, but we review goodwill for impairment if events or circumstances indicate that the carrying value may not be recoverable. In fiscal 2002, we made no acquisitions and no goodwill was capitalized, but in 2000 we began amortizing goodwill that arose on the acquisition of Trillium Software Corporation, and in 2001 we additionally began amortizing goodwill that arose on the acquisition of the Enterprise Division of NetObjects, Inc. Consequently, we recorded increased amortization charges in fiscal 2002 and 2001, relative to 2000.

Discontinued operations

        The following table summarises the results of our discontinued operations:

	2002	Change	2001	Change	2000
	£'000		£'000		£'000
Revenue	31,207	-74%	120,358	-18%	146,813
Costs and expenses	(34,652)	-74%	(131,322)	-8%	(143,489)
Operating (loss)/profit	(3,445)	-69%	(10,964)	n/a	3,324

        Discontinued operations consists of the pre-disposal operations of our ACT and EDC Divisions, which we sold in fiscal 2002, and our E-Solutions Division, which we terminated in fiscal 2001. We sold our ACT Division at the end of the first quarter of 2002, and our EDC Division at the end of the second quarter of fiscal 2002. In 2001, the ACT and EDC Divisions contributed revenue of £114.7 million, and our E-Solutions business contributed £5.7 million.

        Revenue:    The decrease in revenue in 2002 reflects the disposal of the ACT Division at the end of the first quarter, and the sale of the EDC Division at the end of the second quarter. In fiscal 2001, the ACT and EDC Divisions contributed 39% and 14%, respectively, of our total revenue. In fiscal 2000, the ACT and EDC Divisions contributed 44% and 13%, respectively, of our total revenue. Our E-Solutions Division, from which we withdrew in February 2001, contributed approximately 3% of our revenue in 2001 and 9% in 2000. Revenue growth in new service offerings focused on E-Solutions was not great enough to offset the decrease in demand for Year 2000 consulting solutions.

        Costs and expenses:    Costs and expenses incurred by our discontinued operations declined by 74% in fiscal 2002, relative to 2001. This matched the decline in revenue between the two fiscal years. In fiscal 2001, costs declined by 8%.

        Operating loss:    We continued to incur losses on our discontinued operations. In fiscal 2002 we reported operating losses—for the periods prior to disposal—of £3.4 million, compared to £11.0 million in 2001. In fiscal 2000, our discontinued operations generated an operating income of £3.3 million.

Total operations

        In fiscal 2002, we reported a loss on our total operations (incorporating continuing and discontinued operations) of £45.4 million, compared to £39.8 million in fiscal 2001 and £38.1 million in 2000. These losses are after providing for amortization of goodwill totaling £35.3 million in 2002, £42.5 million in 2001, and £39.1 million in 2000.

Exceptional items:

        In the fiscal years 2002 and 2001, we reported exceptional items as disclosed in the following table and discussed in the commentary below:

	2002	Change	2001	Change	2000
	£'000		£'000		£'000
Fundamental restructuring	(13,342)	n/a	—	n/a	—
Loss on disposal of fixed assets	(1,761)	n/a	—	n/a	—
Loss on termination of business operations	(3,139)	n/a	(11,317)	n/a	—
Amounts written off on investments	—	n/a	(3,254)	n/a	—

        In the year ended April 30, 2002 we:

  •
  recorded a charge of approximately £13 million to provide for the costs arising from the fundamental restructuring of the company, which resulted from our strategy of divesting non-core operations and concentrating resources on our Enterprise Change Management business. This process involved the disposal of the ACT and EDC Divisions and the relocation of our operational headquarters, and the consequent resizing of our operations. The charge includes a provision of approximately £10 million for redundancy payments in connection with the closure of offices in the U.K., U.S.A., and Europe, £1 million for write-downs of surplus assets and £2 million in other costs related to the resizing of the company. Amounts totaling approximately £9 million remain outstanding and payable as of April 30, 2002. We expect that this restructuring will reduce operating costs commencing with the first quarter of fiscal 2003.

  •
  recorded a loss of £2 million on the sale of our facility in Newbury, England.

  •
  recorded a charge of £3 million which represented the losses on the disposal of the ACT and EDC Divisions.

        In the year ended April 30, 2001, we:

  •
  recorded a charge of £3.3 million representing actual and anticipated losses on our investment in our own shares. We acquired our own shares in order to fulfill our obligations to the 1999 Employee Share Purchase Plan (ESPP). Under the terms of the ESPP, we are committed to selling shares to participants of the ESPP at prices based on current market values. Because of the decline in the market value of our shares during the year, we incurred actual losses amounting to £1.3 million on sales of our own shares during the year, and have provided for future losses of £2.0 million.

  •
  recorded a charge of £11.3 million which represented the cost of terminating our consulting business. It consisted of the carrying value of goodwill written off (£6.5 million), severance payments (£0.6 million) and other closure costs related to excess facilities (£4.2 million).

Income taxes

        Our tax rate in each of the last three years has been significantly distorted by the permanent differences between accounting profits and taxable profits, primarily the difference in the treatment of amortization of goodwill, which is generally not an allowable expense for tax purposes. The tax rate is also impacted by reserves being established for tax benefits of net operating losses for which realization is not assured and by the distribution of taxable profits and losses among the tax jurisdictions in which we operate. We include an analysis of the charge for income taxes, and an analysis of differences between the effective rate and the U.K. statutory rates, in note 11 to the consolidated financial statements.

        The income tax returns of some of our U.S. subsidiary undertakings for the years ended January 31, 1993 to 1997 have been examined by the IRS, which has proposed increases to the amount of U.S. income taxes due in respect of those years. We do not expect that any adjustments that may result from this examination will have a material adverse impact on our consolidated operating results or financial position.

Loss for the period

        Net loss for 2002 was £62.0 million or 49.6p per share. This compares to a net loss of £50.9 million or 37.9p per share in 2001 and £35.5 million or 24.9p per share in 2000.

Business combinations

        We have made several acquisitions in recent years. Each of these transactions was accounted for using the acquisition method (similar to the "purchase method" under U.S. GAAP). Where the purchase price exceeded the estimated fair value of the net tangible assets acquired, the excess was allocated to goodwill. We provide for amortization of the goodwill over its economic life, which we estimate to be five years.

        In the third quarter of fiscal 2001, on February 20, 2001, we completed the acquisition of the Enterprise Division of NetObjects, Inc., a developer of web content management software based in Redwood City, California. Through this acquisition, we bought products and services for the continuing operations of our ECM Division. The total consideration was approximately £12.6 million, payable in cash. Goodwill arising on this transaction totalled £13.1 million.

        In the third quarter of fiscal 2000, on December 6, 1999, we acquired all of the outstanding stock of Trillium Software Corporation, a privately held supplier of change management software based in Eden Prairie, Minnesota. Through this acquisition, we bought products and services for the continuing operations of our ECM Division. The total consideration was £2.8 million. Goodwill arising on this transaction totalled £2.7 million.

        In fiscal 2000, we also completed three acquisitions for divisions of our business which we now report as discontinued operations:

        On August 3, 1999, we acquired all of the share capital of Essential Software, Inc., a privately held Internet professional services firm based in Raleigh, North Carolina. The total consideration for the transaction, which amounted to £10.1 million, was payable in cash. Essential Software, Inc. formed part of our E-Solutions business, and when we terminated the E-Solutions Division, we included the unamortised portion of the goodwill, which amounted to £6.5 million, in the loss on discontinued operations (see note 9 to the financial statements included in Item 17 of this Form 20-F).

        On November 23, 1999, we acquired all of the share capital of EnterpriseLink Technology Corporation, a privately held supplier of enterprise extension software based in Campbell, California. The total consideration was £8.7 million. The EnterpriseLink technology was incorporated into the

ACT Division, and the unamortised portion of the goodwill which arose on this acquisition was set against the net loss on the disposal of the ACT Division reported in 2002.

        On January 8, 2000, we acquired for the ACT Division the remaining 79.9% of the outstanding stock of Northern Software Partners AS, its distributor for the Nordic region, based in Oslo, Norway. The total consideration for the transaction was £2.6 million, payable in cash. Northern Software Partners AS, which changed its name to Merant Nordic AS on January 21, 2000, was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition was set against the net loss on the disposal of the ACT Division reported in 2002.

        Additional information on these transactions is given in note 3 to the consolidated financial statements.

Exchange rate fluctuations

        For an explanation of the impact to our business of exchange rate fluctuations, see Item 11.

B.
LIQUIDITY AND CAPITAL RESOURCES

        During fiscal 2002, our cash balances increased by £10.4 million to £71.6 million. We earned £10.8 million from the sale of our Newbury facility, and £45.0 million from the sale of our ACT and EDC Divisions. We used £22.7 million to fund our operating activities and £23.1 million to repurchase approximately 20.25 million of our ordinary shares for cancellation.

        In fiscal 2001, operating activities generated £19.7 million in cash. We spent £12.9 million on the acquisition of the Enterprise Division of NetObjects, Inc, and invested £6.8 million in computer and telecommunications equipment and other fixed assets. In addition, £1.4 million, net, was absorbed by corporate share plans, as the amount we invested in our own shares exceeded the proceeds we earned from selling shares to option-holders on the exercise of their options and to participants in the Employee Share Purchase Plan. We also spent £13.8 million on the shares which we purchased for cancellation in August 2000. Our cash balances declined in the year by £18.3 million to £61.2 million.

        In fiscal 2000, operating activities generated £36.8 million in cash. We invested £37.7 million in the business: £27.8 million was spent on the corporate acquisitions referred to above under "Business combinations", and £9.9 million was invested in computer and telecommunications equipment and other fixed assets, and in developing new software. We generated £8.5 million from our corporate share plans, as the proceeds we earned from selling shares to option-holders on the exercise of their options exceeded the amount we invested in our own shares. After payment of corporate taxes of £6.4 million, and other cash inflows totalling £2.9 million, net, cash balances increased during the year by £4.1 million to £79.5 million.

        We expect to continue our investing activities, including expenditures for computer systems for research and development, sales and marketing and administrative staff. Furthermore, we may use cash reserves to purchase our shares and to acquire software companies, products or technologies that are complementary to our business.

        We are authorized to acquire our own shares, subject to market and business conditions, for the benefit of our employee share plans. In accordance with this authority, Merant Trustees Limited acquired 5.4 million ordinary shares during 2001 at a cost of £5.2 million and 0.8 million ordinary shares during 2000 at a cost of £3.0 million. Merant Trustees Limited did not acquire any shares under this authority in fiscal 2002.

        Our cash and bank deposits consist of high interest deposit accounts. At April 30, 2002 we had no debt. We had a line of credit in place during fiscal 2002 under the terms of which unsecured financing of up to £5.0 million was available. At April 30, 2001, we had borrowings of £1.4 million against this line of credit. We canceled this facility in April 2002.

        We have contractual obligations under operating leases. An analysis of our future commitments under these leases is set forth in note 19 to the financial statements, set forth in Item 17 of this Form 20-F. As of April 30, 2002, we had no material capital expenditure commitments.

        We believe it is important to maintain a conservative capital structure and a strong cash position. Our investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements.

        We believe that our existing cash and bank deposits, in combination with internally generated funds, will be more than sufficient to meet cash requirements in fiscal 2003.

C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        For a discussion of our research and development activities, patents and licenses, see Item 4.B "Business Overview".

D.
TREND INFORMATION

        For a discussion of our expectations regarding our future operating expenses and capital resources, see Items 5.A. "Operating Results" and 5.B "Liquidity and Capital Resources".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
DIRECTORS AND SENIOR MANAGEMENT

        The directors and senior management (and their ages) as of April 30, 2002 were as follows:

Name	Age	Position
J. Michael Gullard	57	Chairman of the Board
Gerald Perkel	46	President and Chief Executive Officer
Harold Hughes	56	Non-executive director
Michel Berty	62	Non-executive director
Barry X Lynn	51	Non-executive director
Don C. Watters	59	Non-executive director
Scott Hildebrandt	46	Senior Vice President, Chief Financial Officer
Stephen King	43	Senior Vice President & General Manager
Robert F. Dunne	48	Senior Vice President, Sales
Robert Blaskowsky	37	Chief Information Officer
Diane Williams	48	Vice President, Human Resources
John Stuart	46	Vice President & General Manager—EMEA Region
Stephen M. Going	38	Vice President, General Counsel & Company Secretary

        Mr. Gullard was appointed a non-executive director in May 1995 and was elected chairman in March 1996. He is General Partner of Cornerstone Management, a California based venture capital and consulting firm that provides strategic focus and direction for technology companies primarily in the software and data communications industries. He is also a director of JDA Software Group, Inc., and is Chairman of Netsolve, Inc., both publicly traded U.S. companies. Mr. Gullard's 27 years in the technology industry include a number of executive and management posts at Telecommunications Technology Inc. and the Intel Corporation. He holds a masters of business administration and a bachelor of arts degree from Stanford University in California.

        Mr. Perkel joined us on September 20, 2001 as the company's President and Chief Executive Officer, and was appointed an executive director on the same date. He joined us from Xerox Corporation where he served as senior Vice President and President of the Office Printing Business. He joined Xerox in January 2000 when Xerox acquired the Color Printing and Imaging Division of Tektronix, Inc., where he served as president. Mr. Perkel serves as a board member for the Juvenile Diabetes Research Foundation. He holds a Bachelor of Science degree in system science engineering from the University of California at Los Angeles.

        Mr. Hughes was appointed a non-executive director in December 1993. Mr. Hughes worked for 26 years with Intel Corporation, where he held senior positions in financial and operational management. He is currently a director of the London Pacific Group Ltd., a publicly traded financial services company, Atsana, a venture-backed semiconductor company, and eVineyard, a privately held company.

        Mr. Berty was appointed a non-executive director of the company following the acquisition of Intersolv, Inc. in September 1998. He had been a non-executive director of Intersolv, Inc. since 1997. He is also on the board of directors of Sapiens International Corporation N.V., a publicly traded software solutions provider based in the Netherlands Antilles, and iGate Capital Corporation, a U.S. publicly traded company listed on Nasdaq. He is also a director of Buysmart, e-Vantage Solutions, Inc., and NetGain all of which are privately-owned U.S.-based corporations, and a Paris-based French company, Asterop, S.A. From 1972 until 1997 he was an executive of the Cap Gemini Group and served as Chief Executive Officer of Cap Gemini America from 1993 to 1997.

        Mr. Lynn was appointed a non-executive director in September 1999. He is the President and CEO of Be eXceL management, inc. and Director/General Partner of Shoreline Venture Management. Prior to founding Be eXceL, Mr. Lynn was with Wells Fargo for 16 years, his last position as the President of Wells Fargo Technology Services. Previously, he served as the company's Chief Information Officer. Before that, he ran Wells Fargo's Private Banking Operations and their Investment Operations. Mr. Lynn founded and became the first President of Wells Fargo Securities.

        Mr. Watters was appointed a non-executive director in December 1999. He retired from McKinsey & Co in 1997 after 28 years service, most recently as a director, and continues to act as a consultant and as a member of the McKinsey Advisory Board.

        Mr. Hildebrandt joined the company as Senior Vice President and Chief Financial Officer in November 2001. He has over 24 years experience in executive and financial management positions primarily focused in the high technology industry. Before joining us, Mr. Hildebrandt served as the Senior Vice President, Finance and Chief Financial Officer of InFocus Corporation. Prior to InFocus, he spent over 14 years in various executive and financial management positions at Tektronix, Inc. Mr. Hildebrandt is a CPA.

        Mr. King joined the company as Senior Vice President and General Manager in February 2002. Before joining Merant, he led Terayon Communications Systems' cable solutions group and was Chief Operating Officer at Imedia Corporation, a digital video startup that was acquired by Terayon. Mr. King began his career as a software engineer in the United Kingdom, and later went on to hold several key sales, marketing and general management positions with Tektronix, Inc. in Europe and the United States.

        Mr. Dunne joined the company as Senior Vice President, Sales, in February 2002. Previously, he led worldwide sales for RadiSys Corporation and Webridge, Inc. Prior to that, Mr. Dunne spent 12 years at Tektronix, Inc. in a variety of key management positions, including Vice President of Sales and General Manager of its Network Computing Group.

        Mr. Blaskowsky joined the company as Chief Information Officer in January 2002. Before joining us, Rob was Vice President and Chief Information Officer of Niku Corporation. Prior to Niku, Rob served as information systems director, Color Printing and Video and Networking Divisions of Tektronix, Inc.

        Ms. Williams joined the company in December 2001 as Vice President of Human Resources. Before joining us, she served as Vice President of Human Resources for Tektronix, Inc., for RadiSys Corporation and for Sequent Computer Systems. She also held sales management positions at Sequent and at Compaq Computer Corporation.

        Mr. Stuart joined Merant in April 2000 as U.K. general manager. In April 2001, he was promoted to the role of Vice President, Sales, EMEA, before gaining general management responsibility for EMEA in April 2002. Mr. Stuart has been involved in the software industry for more than 20 years and has been instrumental in the growth and profitability of companies such as Informix, Software AG and Pansophic within their EMEA operations.

        Mr. Going joined the company as Vice President and General Counsel in March 2002. Mr. Going was appointed Corporate Secretary in April 2002. Prior to joining Merant, Mr. Going was a Partner in the Portland, Oregon office of Perkins Coie LLP serving emerging growth companies in the areas of corporate finance and mergers and acquisitions. Prior to joining Perkins Coie as a Partner in September 2000, Mr. Going was a Partner in the Portland office of Ater Wynne LLP.

        There is no family relationship among any of the above named persons. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person named above was selected as a director or member of senior management.

B.
COMPENSATION

        The following table sets forth information concerning total compensation earned or paid to our directors, and to our executive officers (as a group) for the fiscal year ended April 30, 2002:

Name	Salary	Bonus	Other*	Total
	£'000	£'000	£'000	£'000
J. Michael Gullard	101	—		101
Harold Hughes	29	—		29
Michel Berty	31	—		31
Barry X Lynn	24	—		24
Don C. Watters	29	—		29
Gary Greenfield	163	791	1,691	2,645
Gerald Perkel	160	261	139	560
Executive officers, as a group (7 persons)	401	269	118	788

	938	1,321	1,948	4,207

*
Includes Mr. Greenfield's additional compensation for loss of employment and consulting fee, Mr. Perkel's signing-on fee, and Executive officer signing-on fees.

        The following table sets forth information concerning options granted to our directors and executive officers during the fiscal year ended April 30, 2002:

Name	Number of Options to Purchase ordinary Shares Granted	Exercise Price Per Share in Pounds Sterling	Expiration
J. Michael Gullard	20,000	1.02	December 14, 2011
Gerald Perkel	2,750,000	0.69	September 20, 2011
Harold Hughes	10,000	1.02	December 14, 2011
Michel Berty	10,000	1.02	December 14, 2011
Barry X Lynn	10,000	1.02	December 14, 2011
Don C. Watters	10,000	1.02	December 14, 2011
Scott Hildebrandt	1,000,000	0.89	November 18, 2011
Stephen King	1,250,000	1.08	February 3, 2012
Robert F. Dunne	750,000	1.04	February 12, 2012
Robert Blaskowsky	350,000	1.11	January 1, 2012
Diane Williams	500,000	1.02	December 9, 2011
John Stuart	200,000	1.07	February 11, 2012
Stephen M. Going	250,000	1.16	March 17, 2012

C.
BOARD PRACTICES

        The following table sets forth information concerning our directors and executive officers as of April 30, 2002:

Name	Current Office(s) Held	Commencement of Office	Termination/ Renewal Date of Office
J. Michael Gullard	Chairman of the Board	May 1995	Annual general meeting 2003
Gerald Perkel	President and Chief Executive Officer	September 2001	Annual general meeting 2004
Harold Hughes	Non-executive director	December 1993	Annual general meeting 2002
Michel Berty	Non-executive director	September 1998	Annual general meeting 2002
Barry X Lynn	Non-executive director	September 1999	Annual general meeting 2004
Don C. Watters	Non-executive director	December 1999	Annual general meeting 2003
Scott Hildebrandt	Senior Vice President, Chief Financial Officer	November 2001	Not applicable
Stephen King	Senior Vice President & General Manager	February 2002	Not applicable
Robert F. Dunne	Senior Vice President, Sales	February 2002	Not applicable
Robert Blaskowsky	Chief Information Officer	January 2002	Not applicable
Diane Williams	Vice President, Human Resources	December 2001	Not applicable
John Stuart	Vice President & General Manager—EMEA Region	April 2000	Not applicable
Stephen M. Going	Vice President, General Counsel & Company Secretary	March 2002	Not applicable

The board as a whole determines compensation for non-executive directors, based upon the advice of an independent professional advisor who has provided details of compensation awarded to directors of comparable companies. Non-executive directors receive an annual retainer and earn additional fees for attendance at board meetings and for time spent on other company-related business. Fees are set within the limits stipulated in the company's Articles of Association. Non-executive directors are eligible to participate in our share option plans, details of which are set out in note 24 to the financial statements, included in Item 17 of this Form 20-F.

        The board has appointed a remuneration committee (see below, under this Item 6.C "Sub-committees of the board"). The remuneration committee evaluates executive compensation and advises the board of directors regarding the compensation package for our executive director, based on the need to attract, motivate, and retain individuals of the necessary calibre. It is determined by reference to relevant market data for the countries in which the director performs his duties, and recognises the continuing competitive market in the sectors in which we operate. The chief components of the executive director's remuneration, as applied to the two holders of that office during fiscal 2002, are as follows:

          Basic salary:    the salary rate for the executive director is reviewed annually.

          Performance-related pay:    the executive director is eligible for an annual performance-related bonus. The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if performance exceeds the targets set. The bonus is based on fixed formulae measuring performance against targets set at the beginning of the financial year. In the case of Mr. Perkel, who was appointed during the year, an annual target bonus will be payable based on a plan presented to the board after his appointment.

          Pension contributions:    we do not operate a pension scheme for our directors. The executive director is eligible to participate in our retirement plan for U.S.-based employees (401(k) plan), whereby we will partially match employee contributions to the plan, subject to the rules of the IRS.

          Other benefits:    the executive director is entitled to participate in all welfare plans and policies provided to other senior executives, including tax and financial planning, medical, dental, disability, life, accidental death and travel insurance. In addition, Merant, Inc. advanced a loan to the former Chief Executive Officer, Mr. Greenfield, dated August 2, 1999, as set out in note 25 to the financial statements included in Item 17 of this Form 20-F.

          Compensation for loss of employment:    the level of compensation we offer is determined by the need to provide the executive director with a competitive package in accordance with the criteria described above. In the case of Mr. Greenfield, this entitlement did not exceed the equivalent of two years' pay and consisted of a maximum of one year's salary and bonus as severance and an additional one year's salary and bonus for services rendered to the company for twelve months following termination and as consideration for certain non-compete covenants. In addition, his welfare benefits continue for eighteen months. In the event that Mr. Perkel's employment is terminated without cause or he resigns under certain defined circumstances, Mr. Perkel will be entitled to receive twelve monthly severance payments equal to his monthly base salary, plus a proportion of his bonus. The bonus amount due in each month will be the greater of one-twelfth of (i) his annualised actual bonus over the twelve months preceding the termination, or (ii) 50% of the annual target bonus. In addition, his welfare benefits would continue for the duration of the severance period. Mr. Perkel has agreed to a 12-month non-competition covenant on termination preventing him from engaging in competition with the Company.

          Share plans:    the executive director is eligible to participate in the Merant share option plans. Option prices are set at the market price on the date of grant, and are not offered at a discount. The grant of share options to the executive director, vesting over four years, is designed to ensure that an element of his remuneration is directly related to long-term growth in shareholder value. The executive director is also eligible to participate in our Employee Share Purchase Plan on the same terms as apply to all employees. Under the plan, employees may purchase shares at discounted rates. Details of these employee benefit plans are set out in note 24 to the financial statements included in Item 17 of this Form 20-F.

          Long term incentives:    the executive director is not eligible for any other long-term incentive payments.

Sub-committees of the board:

        The board is assisted by committees that have been established with written terms of reference. Their roles and composition are set out below.

        The audit committee consists of Mr. Hughes (chairman), Mr. Gullard and Mr. Watters, all of whom are non-executive directors. The audit committee meets at least quarterly to consider the adequacy of the group's system of internal controls, policies and procedures and the outcome of the external audit, and to review the group's annual and quarterly reports and accounts. It also involves the group's auditors in that process, focusing particularly on compliance with legal requirements, accounting standards and the requirements of the U.K. Financial Services Authority, the SEC and Nasdaq, and on an ongoing basis reviews the effectiveness of our systems of internal financial controls. It also advises the board on the appointment of the group's auditors together with their remuneration for both audit and non-audit work. The committee is authorized to investigate any activity within its terms of reference, to seek any information it requires from any employee and to obtain independent professional advice if it considers this necessary. Members of senior management and the external auditor normally attend its meetings. The committee regularly meets in private session to confer with the auditors without the attendance of executive officers and other members of the company's management. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with the board of directors.

        Management prepares a comprehensive system of budgets and forecasts with monthly reporting of actual results against targets, and provides the directors with regular updates on our financial performance. At the quarterly board meetings, the board is provided with an analysis of financial information that includes key performance and risk indicators. Our auditors are engaged to review our reported results and balance sheet at each quarter end, and to audit the annual results and balance sheet. The board is responsible for reviewing and approving for publication the financial results for the previous quarter. In addition, the audit committee meets with our auditors to discuss the results of their audit work.

        We do not currently have an internal audit function. The board has reviewed the need for an internal audit function but has decided that the current control mechanisms are sufficient for our size. The board reviews the situation on an annual basis.

        The remuneration committee consists of three non-executive directors, Mr. Berty (Chairman), Mr. Lynn and Mr. Watters. Mr. Berty has been a member of the committee since 1999, and was appointed committee chairman in 2000. Mr. Watters was appointed a member of the committee in 2000, and Mr. Lynn was appointed a member of the committee in April 2002. None of the committee members has any personal financial interests (other than as shareholders and/or optionholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business. The committee is responsible for recommending to the board the framework of executive remuneration and then determining individual terms of employment. These responsibilities cover salary and bonus arrangements, benefits, contracts of employment and share option grants. The committee operates in accordance with written terms of reference and is authorized to seek appropriate professional advice if it considers this necessary. It ensures that remuneration is appropriate to each executive director's responsibilities, taking into consideration our overall financial and business position, the highly competitive industry of which we are a part, salary scales within the company, and the importance of recruiting and retaining management of the appropriate caliber.

        The nomination committee presently consists of Mr. Gullard (chairman), Mr. Perkel and Mr. Berty. The committee meets from time to time when required to do so, and makes recommendations to the board on all proposed new appointments of directors. These appointments are subject to subsequent confirmation by the shareholders.

D.
EMPLOYEES

        As of April 30, 2002, we had 701 full-time employees, with 159 based in the U.K., 81 based outside of the U.K. in Europe, 429 based in North America and 32 based in Australia, Japan, Korea and Singapore. These employees include 117 in product development, 96 in consulting, 27 in marketing, 14 in product management, 214 in sales, 66 in answerline and 167 in finance, legal, administration and information technology. Our employees are not represented by any collective bargaining organizations and we have never experienced any work stoppages. We consider our relations with our employees to be good.

E.
SHARE OWNERSHIP

        The following table sets forth information concerning the share ownership (including outstanding share options) of our directors and executive officers as of April 30, 2002:

Name	Number of Ordinary Shares Owned	Number of Ordinary Shares Which May Be Acquired Under Option Schemes	Range of Exercise Price of Options in Pounds Sterling	Expiration Date of Options
J. Michael Gullard	64,361	100,000 20,000 20,000 20,000	1.67 2.87 0.78 1.02	June 21, 2006 September 16, 2009 November 30, 2010 December 14, 2011
Gerald Perkel	—	2,750,000	0.69	September 20, 2011
Harold Hughes	116,861	50,000 10,000 10,000 10,000 10,000	3.00 2.40 2.87 0.78 1.02	August 19, 2002 June 16, 2004 September 16, 2009 November 30, 2010 December 14, 2011
Michel Berty	6,861	10,000 10,000	0.78 1.02	November 30, 2010 December 14, 2011
Barry X Lynn	6,861	10,000 10,000 10,000	2.87 0.78 1.02	September 16, 2009 November 30, 2010 December 14, 2011
Don C. Watters	6,861	10,000 10,000 10,000	4.59 0.78 1.02	December 8, 2009 November 30, 2010 December 14, 2011
Scott Hildebrandt	—	1,000,000	0.89	November 18, 2011
Stephen King	—	1,250,000	1.08	February 3, 2012
Robert F. Dunne	—	750,000	1.04	February 24, 2012
Robert Blaskowsky	—	350,000	1.11	January 1, 2012
Diane Williams	—	500,000	1.02	December 9, 2011
John Stuart	12,000	40,000 200,000	3.10 1.07	April 5, 2010 February 11, 2012
Stephen M. Going	—	250,000	1.16	March 17, 2012

        We currently operate four share option plans: the 1991, 1996 and 1998 share option plans, and the 1994 employee benefit trust. These plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to the company and other eligible persons as determined by the board. The exercise price of options issued under these plans is the fair market value at the time the options are granted. Options are generally exercisable in monthly or annual instalments commencing one year after the date of grant. Unexercised options lapse when the optionholder ceases to be employed by the company or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

        In September 1998 shareholders approved the 1998 Share Option Plan, which authorised the Company to grant options over a maximum of 21,552,000 shares. This authority will expire on September 24 2008.

        Options are also outstanding as a result of grants made under our previous share option plans and under share option plans we adopted when we acquired Intersolv, Inc. Authority to grant new options under these plans has expired, but options granted under those plans continue to be exercisable in accordance with the original grant rules, or the acquisition agreement.

        At April 30, 2002, there were outstanding stock options under the Merant plans and the Intersolv plan to purchase a total of 25,061,376 ordinary shares with exercise prices ranging from £0.65 to £7.15 and expiration dates ranging from May 2002 to April 2012.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
MAJOR SHAREHOLDERS

        At October 11, 2002, the following interests of 5% or more in our share capital have been reported:

	Shares held	Percentage holding
Schroder Investment Management Limited	16,489,792	16.0%
Fidelity International Limited	12,876,750	12.5%
UBS Asset Management Limited	6,887,196	6.7%

We have previously reported interests of 5% or more in our share capital, as shown below:

  •
  At October 14, 2001, Schroder Investment Management Ltd. owned 19,805,121 ordinary shares (representing 14.7% of the outstanding shares at that date).

  •
  At September 1, 2000, Schroder Investment Management Ltd. owned 18,501,308 ordinary shares (representing 13.7% of the outstanding shares at that date), and Merrill Lynch Group owned 14,241,773 ordinary shares (10.6%).

        At April 30, 2002, The Bank of New York, acting as Depositary Bank, held approximately 14% of our ordinary shares in respect of which American depositary shares (or ADSs) have been issued, evidenced by American depositary receipts (or ADRs). The Bank of New York held 12% of our ordinary shares at April 30, 2001 and 11% at April 30, 2000. The ADRs are traded on the Nasdaq National Market. On March 13, 1998, we split our ordinary shares on a 5-for-1 basis, but our ADSs did not split and, consequently, each ADS now represents five ordinary shares. Some of the holdings reported above may be held in the form of ADSs, but for the purposes of the table, numbers of ADSs have been converted to numbers of ordinary shares.

        We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

        Our major shareholders do not have different voting rights.

B.
RELATED PARTY TRANSACTIONS

        In fiscal 2000, one of our subsidiaries, Merant, Inc., a California corporation, entered a loan agreement with Mr. Greenfield, who was Chief Executive Officer at the time. Details of the loan are set out in note 25 to the financial statements.

        On February 20, 2002, Merant Inc. made a loan in the principal amount of $120,000 to Robert Dunne, the company's Senior Vice President of Sales. Under the terms of this loan, the outstanding principal balance bears interest at a rate of 5.25% per annum and the loan must be repaid through fixed and regular payroll deductions from salary and bonuses, if any, until such time as the loan is repaid in full.

C.
INTERESTS OF EXPERTS AND COUNSEL

        Not required.

ITEM 8. FINANCIAL INFORMATION

A.
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The "Consolidated Profit and Loss Account", "Consolidated Balance Sheet", "Consolidated Cash Flow Statement", "Notes to the Consolidated Cash Flow Statement", "Consolidated Statement of Total Recognised Gains and Losses", "Movement in Shareholders' Funds", "Notes to the Financial Statements", and "Report of the Auditors" are set forth elsewhere in this Form 20-F.

Legal Proceedings

        In December 1998 and January 1999, seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on June 9, 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of the American depositary shares of the company during the period from June 17, 1998 to November 12, 1998, including the former shareholders of Intersolv, Inc. who acquired American depositary shares of the company in connection with the merger involving the two companies. The consolidated complaint alleged various violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material non-public information concerning the company's business condition and prospects. In May 1999, the company filed a motion to transfer the matter to the Northern District of California, and the Court granted the company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On December 20, 2000, the Court issued a ruling granting in part and denying in part defendant's motion to dismiss. The Court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the company's plans for its Y2K business. On February 16, 2001, defendants answered the second consolidated amended complaint, denying the remaining allegations and asserting affirmative defenses against the claim. Because of the Court's ruling, the mandatory discovery stay of the Reform Act is no longer in effect. The plaintiffs have served document requests on the company and document production has begun on a rolling schedule. The plaintiffs filed their motion for class certification and supporting materials on April 20, 2001. On June 19, 2001, the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order"). The Class Certification Order certified this action to proceed as a class action while preserving the defendants' rights to challenge, at a later date, the propriety of this action proceeding as a class action, the definition of the class, and the class representatives. On October 25, 2001, at a Joint Case Management Conference, the Court established a pre-trial schedule and set a trial date of April 7, 2003.

        On August 21, 2002, the parties entered into a Stipulation of Settlement (the "Settlement Agreement") under which all claims in this litigation were settled. All payments made under the Settlement Agreement to settle this litigation and all associated costs will be paid by the company's insurance carrier. A number of conditions remain to be satisfied before the settlement reflected in the Settlement Agreement becomes effective, including approval of the settlement by the United States District Court for the Northern District of California.

        If the settlement fails to become effective for any reason, the company will continue to defend this litigation vigorously, but, due to the inherent uncertainties of litigation, the company cannot accurately predict the ultimate outcome of the litigation. Any unfavourable outcome of the litigation could have a material adverse impact on our business, financial condition and results of operations.

        We and our subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management, none of these matters will materially affect our financial position, results of operations, or liquidity.

Dividend Distribution Policy

        We have never paid cash dividends on our ordinary shares, and we do not anticipate paying any regular cash dividends in the near future.

B.
SIGNIFICANT CHANGES

        On June 6, 2002 we held an extraordinary general meeting at which our shareholders approved the Company's proposal to repurchase up to an additional 17,253,922 of our outstanding shares, representing approximately 15% of the outstanding share capital at that time. We began the repurchase of our own shares under this authority on June 11 2002. Between that date and September 19 2002 (the last date prior to publication of this annual report that shares were repurchased) we repurchased for cancellation 11,776,229 ordinary shares for an aggregate consideration of £11,337,705, representing an average price of approximately £0.96 per ordinary share.

ITEM 9. THE OFFER AND LISTING

A.
OFFER AND LISTING DETAILS

Market Price Information

        Our ordinary shares are listed on the London Stock Exchange under the symbol MRN. They are also traded on the Nasdaq National Market in the United States in the form of ADSs, evidenced by American depositary receipts, under the symbol MRNT. In March 1998, we undertook a subdivision (or stock split) of our ordinary shares on a 5-for-1 basis and adjusted the value of our ADSs such that each ADS now represents five ordinary shares. All share and per-share amounts included in this report reflect the impact of this stock split.

        The following table sets forth the highest and lowest middle market quotation as reported in the Daily Official List of the United Kingdom Listing Authority (in respect of ordinary shares) for the periods indicated:

		High	Low
Year ended January 31, 1998		£5.66	£2.04
Three months ended April 30, 1999		£7.18	£5.10
Year ended April 30, 1999		£6.75	£0.97
Year ended April 30, 2000		£4.87	£1.47
Year ended April 30, 2001:	First quarter Second quarter Third quarter Fourth quarter	£1.65 £1.41 £1.10 £1.03	£1.31 £0.71 £0.77 £0.62
Year ended April 30, 2002:	First quarter Second quarter Third quarter Fourth quarter	£1.17 £1.13 £1.18 £1.18	£0.64 £0.61 £0.81 £1.01
Year ended April 30, 2003:	First quarter August, 2002 September, 2002 October 1-11, 2002	£1.10 £0.85 £0.88 £0.79	£0.81 £0.84 £0.79 £0.70

        The following table sets forth the highest and lowest bid price as reported by the Nasdaq National Market System in respect of ADSs, (each of which represents five ordinary shares) for the periods indicated:

		High		Low
Year ended January 31, 1998			$47.50		$16.35
Three months ended April 30, 1998			$60.64		$39.13
Year ended April 30, 1999			$57.25		$7.90
Year ended April 30, 2000			$39.00		$12.13
Year ended April 30, 2001:	First quarter Second quarter Third quarter Fourth quarter	$ $ $ $	14.75 10.88 8.69 8.00	$ $ $ $	9.38 5.00 5.19 4.05
Year ended April 30, 2002:	First quarter Second quarter Third quarter Fourth quarter	$ $ $ $	8.43 8.43 8.49 8.65	$ $ $ $	4.45 4.00 5.75 6.84
Year ended April 30, 2003:	First quarter August, 2002 September, 2002 October 1-11, 2002	$ $ $ $	8.40 7.00 6.97 6.25	$ $ $ $	6.00 5.90 5.95 5.22
B.
PLAN OF DISTRIBUTION

        Not required.

C.
MARKETS ON WHICH OUR ORDINARY SHARES TRADE

        Our ordinary shares are listed on the London Stock Exchange under the symbol MRN. They are also traded on the Nasdaq National Market in the United States in the form of ADSs, evidenced by American depositary receipts, under the symbol MRNT. In March 1998, we undertook a subdivision (or stock split) of our ordinary shares on a 5-for-1 basis and adjusted the value of the ADSs such that each ADS now represents five ordinary shares. All share and per-share amounts included in this report reflect the impact of this stock split.

D.
SELLING SHAREHOLDERS

        Not required.

E.
DILUTION

        Not required.

F.
EXPENSES OF THE ISSUE

        Not required.

ITEM 10. ADDITIONAL INFORMATION

A.
SHARE CAPITAL

        Not required.

B.
MEMORANDUM AND ARTICLES OF ASSOCIATION

        Our Memorandum of Association, as amended, filed as Exhibit 2.01 to our annual report on Form 20-F for the fiscal year ended January 1, 1997 (SEC File No. 0-19696) and our Articles of Association filed as Exhibit 2.02 to the same report, are incorporated in this Form 20-F by reference. In addition, we incorporate by reference the "Description of Securities to be Registered" included in the annual report on Form 20-F for the fiscal year ended April 30, 2000. The Transfer Agent and Registrar for our ADSs is Bank of New York.

C.
MATERIAL CONTRACTS

Acquisitions

        On February 20, 2001, we completed the acquisition of the Enterprise Division of NetObjects, Inc. The acquired business, which was based in Redwood City, California, was a provider of web content management software. The total consideration for the transaction was £12.6 million, payable in cash. The transaction has been accounted for using the purchase accounting method.

Dispositions

        On August 10, 2001, we completed the sale of our ACT Division to Golden Gate Capital and Parallax Partners. The transaction was conditional upon shareholder approval and other customary conditions of closing. Our shareholders approved the transaction at an extraordinary general meeting held on July 23, 2001. On completion, we received an initial cash payment of £37.6 million. The final sale price remains subject to a post-closing price adjustment mechanism. We cannot currently predict when a final settlement of the post-closing purchase adjustment will be reached. After writing off the unamortized portion of goodwill which arose on the acquisitions for the ACT Division, we recorded a loss of £1.0 million on the disposal.

        On November 8, 2001, we completed the sale of our EDC Division to Golden Gate Capital for £20.5 million, payable in cash, subject to adjustments based on the value of assets transferred. The transaction was conditional upon shareholder approval and other customary conditions of closing. Our shareholders approved the transaction at an extraordinary general meeting held on October 30, 2001. On completion, we received an initial cash payment of £15.2 million, subject to a post-closing price adjustment mechanism. We expect that final settlement of the post-closing sale price adjustment will be agreed to during fiscal 2003. After writing off the unamortized portion of goodwill attributed to the EDC Division, we recorded a loss of £2.1 million on the disposal.

        In October 2001 we completed the sale of our real estate in Newbury, England, for £10.8 million. Following the disposal of the ACT Division, we decided it was no longer appropriate to retain ownership of this facility. We realized a pre-tax loss of £1.8 million on the transaction.

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

        Merant plc and its subsidiaries are not permitted under English law to hold ordinary shares in the capital of Merant plc. Although we are presently authorized to repurchase our outstanding ordinary shares, as detailed herein, any repurchased shares must be cancelled. Our investment in own shares represents shares held by Merant Trustees Limited, which are included in our consolidated financial statements in accordance with U.K. GAAP (see note 15 to the financial statements, set forth in Item 17 to this Form 20-F).

        We are subject to legal restrictions on the amount of dividends we can pay our shareholders. In particular, the Companies Act 1985 of Great Britain provides that a publicly held company may pay dividends only if:

  —the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves; and

  —the payment does not reduce the amount of net assets to an amount that is less than the aggregate of its called-up share capital and undistributable reserves.

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

E.
TAXATION

        The statements below are based on the laws in force in the United Kingdom and the United States at the date of this annual report. They are subject to any subsequent changes in law. Changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to acquire, hold or dispose of shares or ADSs. It does not purport to deal with the tax consequences applicable to all categories of investors. Some investors may be subject to special rules. We are not making any representations with respect to the tax consequences to any particular holder. You should consult your own tax advisors concerning the overall tax consequences of your ownership of shares or ADSs.

ADSs

        You generally may be entitled to the benefits of the tax treaty between the United States and the United Kingdom. Under the terms of the existing treaty, you will be a U.S. shareholder if you are:

  —the beneficial owner of the shares or ADSs and of the dividends paid with respect to the shares or ADSs;

  —an individual resident of the United States, a U.S. corporation, (or other entity treated as a corporation for U.S. tax purposes) or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries; and

  —not also a resident of the United Kingdom for U.K. tax purposes or carrying on a business in the United Kingdom through a permanent establishment.

U.K. Taxation

        The following generally applies to U.S. shareholders.

Taxation of dividends

        Current U.K. taxation legislation does not require tax to be withheld at source from cash dividends paid on shares.

        Under the terms of the tax treaty between the United States and the United Kingdom, U.S. shareholders may be, in principle, entitled to receive a payment equal to the amount of the tax credit that is usually available to U.K. residents, less a withholding tax levied on that payment. The tax credit is one-ninth of the amount of the dividend, that is, 10% of the aggregate of the dividend and the tax credit. However, in practice, U.S. shareholders will not receive any payment from the U.K. Inland Revenue in respect of the tax credit because the tax treaty provides for a U.K. withholding tax greater than the amount of the U.K. tax credit. The withholding tax, however, is treated as fully satisfied by the amount withheld from the tax credit.

        In July 2001, the U.K. Chancellor of the Exchequer and the U.S. Treasury Secretary signed a new U.K./U.S.A. Double Taxation Convention. If the new U.K./U.S.A. Double Taxation Convention is ratified in the form signed, there will be no practical difference to the way U.S. residents are treated.

Taxation of capital gains

        A U.S. shareholder who is not resident, and in the case of an individual also not ordinarily resident, in the United Kingdom for U.K. tax purposes will not be liable for U.K. taxation on capital gains realized on the disposal of his or her shares or ADSs unless at the time of the disposal:

  —the U.S. shareholder carries on a trade, profession or vocation in the United Kingdom through a permanent establishment; and

  —the shares or ADSs are or have been (i) used, held or acquired for the purposes of the trade, profession, vocation, branch or agency or (ii) used, held or acquired for the purpose of a permanent establishment.

        A U.S. shareholder who is an individual and who has ceased to be resident and ordinarily resident for tax purposes in the United Kingdom on or after March 17, 1998, is subject to special anti-avoidance rules. If the individual continues to be not resident and not ordinarily resident in the United Kingdom for a period of less than five complete U.K. tax years of assessment following departure from the U.K. and disposes of shares or ADSs during that period (that were owned on departure from the U.K.), they will also be liable upon recommencing U.K. tax residence to U.K. tax on capital gains, subject to any available exemption or relief, even though the shareholder is neither resident nor ordinarily resident in the United Kingdom at the time of the disposal. These anti-avoidance rules will not apply if the individual has been not resident and not ordinarily resident for UK tax purposes for 4 whole UK tax years out of the 7 UK tax years prior to the year of departure from the UK. Capital gains made after the physical date of leaving the UK but in the UK tax year of departure will be liable to tax in the UK tax year of departure (again, unless the individual has been not ordinarily resident for UK tax purposes for 4 whole UK tax years out of the 7 UK tax years prior to the year of departure from the UK).

        The position of U.S. shareholders in respect of taxation of capital gains, as outlined above is expected to remain virtually unchanged if the new U.K./U.S.A. Double Taxation Convention comes into force in the form signed in July 2001.

U.K. stamp duty and stamp duty reserve tax

        U.K. stamp duty or stamp duty reserve tax is payable upon the transfer or issue of shares to, or to a nominee or agent of, a person whose business is or includes issuing depositary receipts or providing clearance services. For this purpose, the current rate of stamp duty and stamp duty reserve tax is 1.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value of the shares.

        Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. stamp duty will be payable on the transfer of ADSs. An agreement to transfer ADSs will not give rise to a liability to stamp duty reserve tax.

        The purchase of shares, as opposed to ADSs, may give rise to a charge to U.K. stamp duty or stamp duty reserve tax at the rate of 0.5%, rounded up, in the case of stamp duty, to the nearest £5. The rate is applied to the price payable for the shares at the time of the transfer or agreement to transfer. Stamp duty reserve tax is generally the liability of the purchaser and U.K. stamp duty is usually paid by the purchaser.

U.S. Taxation

Introduction

        The following narrative summarizes the principal U.S. federal income tax consequences of acquiring, holding and disposing of shares or ADSs. It does not consider:

  —other U.S. federal taxes (such as the estate tax) or state, local or foreign tax aspects of acquiring, holding, or disposing of shares or ADSs;

  —specific facts and circumstances that may be relevant to particular holders, including any holders of greater than 10% of the shares of Merant plc in light of their specific investment circumstances or status;

  —special tax rules that may apply to holders, including, without limitation, tax-exempt organizations, certain financial institutions, insurance companies and dealers in securities or foreign currencies;

  —special tax rules that may apply to holders that hold shares or ADSs as part of straddles, hedging transactions, constructive sales or conversion transactions; or

  —holders that hold shares or ADSs other than as capital assets within the meaning of Internal Revenue Code Section 1221.

U.S. federal income tax consequences to U.S. shareholders

        The following applies to U.S. shareholders that are fully eligible for the benefits of the tax treaty between the United States and the United Kingdom.

        For U.S. federal income tax purposes, U.S. shareholders of ADSs will be treated as the owners of the shares represented by those ADSs.

Distributions on shares or ADSs

        In general, if you are a U.S. shareholder, you will be required to include distributions made by us with respect to shares or ADSs in your gross income. As described above, U.S. shareholders are entitled, under the treaty to claim a payment of a tax credit from the United Kingdom, but that payment would be offset by applicable withholding taxes imposed by the United Kingdom under the treaty. A U.S. shareholder that makes an election to be treated as receiving the payment of the tax credit and paying the applicable withholding tax must make this election by so indicating on Line 5 of Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)) and filing the completed Form 8833 with the shareholder's income tax return for the relevant year, in addition to any other filings that may be required.

        A U.S. shareholder making this election will be treated as having received an additional dividend equal to the gross amount of the tax credit (unreduced by amounts withheld), and as having paid the withholding tax due on the date of the distribution. Thus, the U.S. shareholder must include in income the gross payment deemed received, and may claim, subject to limitations, a foreign tax credit for the withholding tax treated as paid to the United Kingdom or deduct that amount from the U.S. shareholder's federal taxable income. Dividends received with respect to the shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid with respect to the shares or ADSs generally will constitute "passive income" or, in the case of certain shareholders, "financial services income."

        Dividends paid by us will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders under Internal Revenue Code.

        The amount of any cash distribution paid in pounds sterling will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the dividends are included in income. You should not recognise any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the date included in income. Foreign currency gain or loss recognised upon a subsequent sale or other disposition of the pounds sterling, if any, will be U.S. source ordinary income or loss for U.S. federal income tax purposes. For accrual basis U.S. shareholders making the election described above relating to payment of the U.K. tax credit and withholding tax, although the gross dividend is translated into U.S. dollars and included in income at the spot rate on the payment date, the taxes treated as withheld from the dividend are translated into U.S. dollars at the average rate for the taxable year for foreign tax credit purposes. A cash basis U.S. shareholder claiming foreign tax credits translates both the gross dividend and withholding tax into U.S. dollars at the exchange rate on the date the dividend is included in income.

        If the new U.K./U.S.A. Double Taxation Convention comes into force in the form signed in July 2001, it will render the above discussion of the U.K. tax credit election inapplicable. You should consult your own tax advisor concerning the potential effects of the new tax treaty.

Sale or exchange of shares or ADSs

        You will generally recognise capital gain or loss upon the sale or exchange of the shares or ADSs measured by the difference between the amount realized on the sale or exchange and your tax basis in the shares or ADSs. Your gain or loss will be long-term capital gain or loss if you have held the shares or ADSs for more than one year. In the case of non-corporate U.S. shareholders, the maximum tax rate on capital gains arising on the disposition of assets held for more than one year is 20%, but may be lower depending on the U.S. shareholder's tax bracket and holding period. In general, any capital gain or loss recognised upon the sale or exchange of shares or ADSs will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax purposes. Your ability to deduct capital losses is subject to limitations.

U.S. federal income tax consequences to non-U.S. shareholders

        The following summarizes the U.S. federal income tax consequences of acquiring, holding and disposing of shares or ADSs by a shareholder that is not a U.S. person (a Non-U.S. shareholder).

Distributions on shares or ADSs and sale or exchange of shares or ADSs

        Subject to the discussion below with respect to U.S. backup withholding, a foreign shareholder generally will not be subject to U.S. federal income tax on distributions on shares or ADSs, or gain from the sale or exchange of shares or ADSs unless:

  —the income is effectively connected with the conduct by the foreign shareholder of a U.S. trade or business or, in the case of a resident of a country which has a treaty with the United States, the income is attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States, in which case the foreign shareholder will be taxed on the income like a U.S. shareholder; or

  —with respect to any gain from the sale or exchange of shares or ADSs, the foreign shareholder is present in the United States for 183 days or more in the taxable year of the sale and meets certain other conditions, in which case the foreign shareholder generally will be taxed on such gain like a U.S. shareholder.

        If you are a corporate foreign shareholder, effectively connected income may, under some circumstances, be subject to an additional branch profits tax at a 30 per cent rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

U.S. Information Reporting and Backup Withholding

        In general, information reporting requirements may apply to payments of dividends and the proceeds from the sale or disposal of shares or ADSs paid within the United States, unless an exemption applies. In connection with this information reporting, backup withholding tax at the rate of 30% for 2002 and 2003 (currently scheduled to be reduced to 28% by 2006) may apply if:

  •
  the shareholder fails to furnish a taxpayer identification number (TIN) to the payor;

  •
  the Internal Revenue Service notifies the payor that the TIN furnished by the shareholder is incorrect;

  •
  there has been a notification of the shareholder under-reporting with respect to interest and/or dividends described in Section 3406(c) of the Internal Revenue Code; or

  •
  there has been a failure of the shareholder to certify under penalty of perjury that the shareholder is not subject to backup withholding under the Internal Revenue Code for certain payments.

Some shareholders, including corporations and shareholders that provide appropriate certifications as to non-U.S. status, will be exempt from backup withholding. Amounts withheld as backup withholding tax may be credited against a holder's U.S. federal income tax liability. A shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

        Shareholders should consult their own tax advisers regarding the application of information reporting and backup withholding tax in their particular situations, the availability of an exemption and the procedure for obtaining such an exemption, if available. Shareholders should note U.S. Treasury regulations that have been in effect since January 1, 2001, generally have expanded the circumstances under which information reporting and backup withholding tax may apply. For example, in the case of payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership (other than payments to a qualifying "withholding foreign trust" or "withholding foreign partnership" within the meaning of the applicable U.S. Treasury regulations and payments that are effectively connected with the recipient's conduct of a U.S. trade or business), the beneficiaries, owners, or partners, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payer or middleman may rely on a certification provided by a payee that is not a U.S. person only if such payer or middleman does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect. Information reporting on Form 5471 may be required by U.S. shareholders who acquire 10% or more of the shares of Merant plc.

F.
DIVIDENDS AND PAYING AGENTS

        Not required.

G.
STATEMENT BY EXPERTS

        Not required.

H.
DOCUMENTS ON DISPLAY

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file an annual report on Form 20-F and furnish other information with the SEC. These materials, including this annual report and related exhibits, may be inspected at the SEC's public reference facility located at:

  Headquarters Office
  450 Fifth Street, N.W.,
  Room 1200
  Washington, DC 20549
  +1 (202) 942-8090

        You may also obtain copies of these materials from the SEC, upon payment of a duplication fee. Please call the SEC at +1 (800) 732-0330 for further information.

I.
SUBSIDIARY INFORMATION

        Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        Our principal financial instruments, other than derivatives, comprise cash and short-term deposits. The main purpose of these financial instruments is to fund the operations of the business. We have various other financial instruments, such as trade debtors and trade creditors, that arise directly from our operations. It is, and has been throughout the period under review, our policy that no trading in financial instruments is undertaken.

        The main risks arising from our operations are liquidity risk and foreign currency risk. The board reviews and agrees on policies for managing each of these risks and they are summarized below. These policies have remained unchanged during the period under review.

Liquidity risks

        Our objective is to maintain a balance between maximization of investment returns and liquidity by restriction of the permitted investments and the duration to maturity of those investments. We currently invest surplus cash in high interest current accounts.

Foreign currency risk

        Our operations are based principally in the United States and the United Kingdom but we also operate in many other countries around the world. Consequently we are exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and pounds sterling. We also have transactional exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency.

Exchange rate fluctuations

        We prepare our consolidated financial statements in pounds sterling. Revenue, costs and expenses arising in currencies other than pounds sterling are translated using average exchange rates. Assets and liabilities denominated in currencies other than pounds sterling are translated at exchange rates in effect at the balance sheet date. Historically, the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless, fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, may have a significant impact on our operating results. In 2002, 2001 and 2000, fluctuations between the U.S. dollar and the pound sterling have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not required.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        Neither we nor any other person has modified materially the instruments defining the rights of holders of any class of our registered securities or issued or modified any other class of securities or withdrawn or substituted a material amount of the assets securing any class of our registered securities.

        The trustees and paying agents for our registered securities have not changed during the fiscal year ending April 30, 2002.

ITEM 15. CONTROLS AND PROCEDURES

        Not applicable

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

        The following consolidated financial statements and related schedule, together with the report of Ernst & Young LLP., independent auditors, are filed as part of this annual report:

Merant PLC
REPORT OF INDEPENDENT AUDITORS

To the shareholders of Merant plc

        We have audited the accompanying consolidated balance sheets of Merant plc as at April 30, 2002 and 2001, and the related consolidated profit and loss accounts, consolidated statements of cash flow, total recognised gains and losses and movements in shareholders' funds for each of the three years in the period ended April 30, 2002. Our audits also included the financial statement schedule listed in the Index at Item 17. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with United Kingdom Auditing Standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merant plc at April 30, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended April 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 26 of the Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

ERNST & YOUNG LLP

Reading, England
 October 25, 2002

MERANT PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT

Years ended April 30	Notes	2002		2001		2000
		£'000		£'000		£'000
Revenue: continuing business
Licence fees		33,387		42,193		38,768
Maintenance subscriptions		39,779		35,065		26,709
Training and consulting		13,902		17,817		14,993

		87,068		95,075		80,470
Revenue: discontinued business	4	31,207		120,358		146,813

Total revenue		118,275		215,433		227,283

Cost of revenue: continuing business
Cost of licence fees		1,429		2,164		1,903
Cost of maintenance revenue		5,855		5,490		4,827
Cost of service revenue		13,832		17,198		15,121

		21,116		24,852		21,851
Cost of revenue: discontinued business	4	5,510		29,534		35,287

Total cost of revenue		26,626		54,386		57,138

Gross profit		91,649		161,047		170,145

Operating expenses
Research and development	5	24,187		39,774		41,526
Sales and marketing		58,922		103,667		108,959
General and administrative	6	53,938		57,368		57,792

Total operating expenses		137,047		200,809		208,277

Operating (loss):
Continuing business		(41,953)		(28,798)		(41,456)
Discontinued business		(3,445)		(10,964)		3,324

Total operating (loss)	7	(45,398)		(39,762)		(38,132)
Exceptional items:
Continuing operations:
Fundamental restructuring	9	(13,342)		—		—
Loss on disposal of fixed assets	9	(1,761)		—		—
Amounts written off on investments	9	—		(3,254)		—
Discontinued operations
(Loss) on termination of business operation	4/9	(3,139)		(11,317)		—

(Loss) on ordinary activities, before interest income		(63,640)		(54,333)		(38,132)
Interest income		1,751		4,466		2,953
Interest expense	10	(137)		(179)		(190)

(Loss) on ordinary activities before taxation		(62,026)		(50,046)		(35,369)
Taxation	11	—		(868)		(92)

(Loss) for the period		(62,026)		(50,914)		(35,461)

(Loss) per share: basic	12	(49.6	)p	(37.9	)p	(24.9	)p
(Loss) per share: diluted	12	(49.6	)p	(37.9	)p	(24.9	)p

The accompanying notes form part of these financial statements.
A summary of the significant adjustments to the loss for the period that would be required had U.S. GAAP been applied instead of U.K. GAAP is set out in note 26 to the financial statements.

MERANT PLC
CONSOLIDATED BALANCE SHEET

		April 30 2002	April 30 2001
		£'000	£'000
Fixed assets
Intangible fixed assets	13	21,782	75,383
Tangible fixed assets	14	6,284	28,313
Investments	15	5,858	6,860

Total fixed assets		33,924	110,556

Current assets
Stocks	16	94	610
Debtors	17	25,176	58,678
Cash and bank deposits		71,620	61,200

Total current assets		96,890	120,488

Creditors: amounts falling due within one year	18	58,271	101,034

Net current assets		38,619	19,454

Total assets less current liabilities		72,543	130,010
Provisions for liabilities and charges	21	13,328	1,544

Net assets		59,215	128,466

Capital and reserves
Called up share capital		2,300	2,699
Share premium account		200,865	200,625
Capital redemption reserve		697	292
Profit and loss account		(144,647)	(75,150)

Total shareholders' funds		59,215	128,466

The accompanying notes form part of these financial statements.
A summary of the significant adjustments to shareholders' funds that would be required had U.S. GAAP been applied instead of U.K. GAAP is set out in note 26 to the financial statements.

MERANT PLC
CONSOLIDATED CASH FLOW STATEMENT

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
Net cash (outflow)/inflow from operating activities (note i)	(22,752)	19,718	36,756

Returns on investments and servicing of finance:
Interest received	1,751	4,466	2,936
Interest paid	(137)	(179)	(190)

Net cash inflow from returns on investments and servicing of finance	1,614	4,287	2,746

Taxation:
U.K. corporation tax refunded	309	256	(5,542)
Overseas tax (paid)	(2,335)	(2,145)	(854)

Tax paid	(2,026)	(1,889)	(6,396)

Capital expenditure and financial investment:
Purchases of tangible fixed assets	(2,592)	(6,785)	(9,041)
Capitalised software product assets and other intangibles	—	(62)	(2,361)
Investment in own shares	—	(5,212)	(2,982)
Proceeds from sale of own shares	1,316	3,836	241
Disposal of tangible fixed assets	11,594	—	1,523

Net cash inflow/(outflow) from capital expenditure and financial investment:	10,318	(8,223)	(12,620)

Acquisitions and disposals:
Proceeds from/(investment in) subsidiary undertakings	50,106	(12,962)	(28,276)
Net cash (sold) with subsidiary undertakings	(5,122)	—	518

Net cash inflow/(outflow) from acquisitions and disposals	44,984	(12,962)	(27,758)

Cash inflow/(outflow) before financing	32,138	931	(7,272)
Issue of ordinary shares	161	207	11,285
Cancellation of ordinary shares	(23,052)	(13,688)	—
Expenses attributable to issue/cancellation of ordinary shares	(403)	(150)	—
Bank loan	(1,404)	(362)	72

Net cash inflow from financing	(24,698)	(13,993)	11,357

Increase/(decrease) in cash	7,440	(13,062)	4,085

The accompanying notes form part of these financial statements.
The significant differences between the cash flow statement presented above and that required under U.S. GAAP are described in note 26 to the financial statements.

MERANT PLC
NOTES TO CONSOLIDATED CASH FLOW STATEMENT

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
(i) Reconciliation of operating(loss) to "Net cash (outflow)/inflow from operating activities"
Operating (loss)	(45,398)	(39,762)	(38,132)
Depreciation charges	7,632	8,789	5,931
Amortisation charges	35,896	43,967	43,890
Loss on sale of tangible fixed assets	(1,761)	837	146
Exceptional items	(8,854)	(9,901)	(2,737)
Decrease/(increase) in stocks	56	834	379
Decrease/(increase) in debtors	(5,149)	7,452	12,148
Increase in creditors	(5,174)	7,502	15,131

	(22,752)	19,718	36,756

(ii) Reconciliation to net funds
Increase in cash during the period	7,440	(13,062)	4,085
Cash outflow from decrease in debt	1,404	362	(84)

	8,844	(12,700)	4,001
Translation difference	2,977	(5,281)	90

	11,821	(17,981)	4,091
Net funds, beginning of period	59,799	77,780	73,689

Net funds, end of period	71,620	59,799	77,780

(iii) Analysis of net funds	Balances at April 30 1999	Cash flow	Exchange differences	Balances at April 30 2000
	£'000	£'000	£'000	£'000
Cash	75,394	4,085	64	79,543
Finance lease obligations	(9)	9	—	—
Short term loans	(1,696)	(93)	26	(1,763)

	73,689	4,001	90	77,780

	Balances at April 30 2000	Cash flow	Exchange differences	Balances at April 30 2001
	£'000	£'000	£'000	£'000
Cash	79,543	(13,062)	(5,281)	61,200
Short term loans	(1,763)	362	—	(1,401)

	77,780	(12,700)	(5,281)	59,799

	Balances at April 30 2001	Cash flow	Exchange differences	Balances at April 30 2002
	£'000	£'000	£'000	£'000
Cash	61,200	7,440	2,980	71,620
Short term loans	(1,401)	1,404	(3)	—

	59,799	8,844	2,977	71,620

The accompanying notes form part of these financial statements.

MERANT PLC
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
(Loss) for the period	(62,026)	(50,914)	(35,461)
Currency translation adjustment	4,252	(5,116)	5,561

Total recognised gains and losses for the period	(57,774)	(56,030)	(29,900)

The accompanying notes form part of these financial statements.
The statement of comprehensive income required under U.S. GAAP is set out in note 26 to the financial statements.

MERANT PLC
CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Ordinary shares of 2p each:
				Share premium	Capital redemption reserve	Retained earnings
	Authorised	Issued	Amount				Total
	'000	'000	£'000	£'000	£'000	£'000	£'000
Balance, May 1, 1999	212,000	143,673	2,873	189,261	—	24,975	217,109
Share options exercised	—	5,716	115	11,160	—	—	11,275
(Loss) for the period	—	—	—	—	—	(35,461)	(35,461)
Currency translation adjustment	—	—	—	—	—	5,561	5,561

Balance, April 30, 2000	212,000	149,389	2,988	200,421	—	(4,925)	198,484
Share buy-back	—	(14,409)	(288)	—	288	(13,838)	(13,838)
Share options exercised	—	182	3	204	—	—	207
Shares cancelled		(200)	(4)	—	4	(357)	(357)
(Loss) for the period	—	—	—	—	—	(50,914)	(50,914)
Currency translation adjustment	—	—	—	—	—	(5,116)	(5,116)

Balance, April 30, 2001	212,000	134,962	2,699	200,625	292	(75,150)	128,466
Share buy-back		(20,247)	(405)	—	405	(23,455)	(23,455)
Share options exercised	—	312	6	240	—	—	246
Goodwill previously written off		—	—	—	—	11,732	11,732
(Loss) for the period	—	—	—	—	—	(62,026)	(62,026)
Currency translation adjustment	—	—	—	—	—	4,252	4,252

Balance, April 30, 2002	212,000	115,027	2,300	200,865	697	(144,647)	59,215

Notes:

1.
The issued ordinary shares are allotted, called up and fully paid.

2.
Merant plc has been authorised by its members to make market purchases of its own shares (within the meaning of section 163(3) of the Companies Act 1985). During the year ended April 30, 2002 the Company purchased for cancellation 20,247,291 ordinary shares at an average price of approximately £1.14 per share for an aggregate consideration of £23,052,000. During the year ended April 30, 2001 the Company purchased for cancellation 14,408,798 ordinary shares at an average price of approximately £0.95 per share for an aggregate consideration of £13,688,000.

3.
The cumulative value of goodwill written off on acquisitions, net of any goodwill attributable to subsidiary undertakings of businesses disposed of prior to the balance sheet date was £nil (2001: £11,732,000; 2000: £11,732,000). Goodwill previously eliminated against reserves has been taken to loss on termination of business operation.

4.
During the year ended April 30 2002 312,000 ordinary shares with a nominal value of £6,235 were issued for £246,000, representing an average price of approximately £0.79 per share. In 2001 182,000 ordinary shares with a nominal value of £3,645 were issued for £207,000, representing an average price of approximately £1.14 per share. In 2000, 5,716,000 ordinary shares with a nominal value of £114,320 were issued for £11,275,000, representing an average price of approximately £1.97 per share.

The accompanying notes form part of these financial statements.

MERANT PLC
NOTES TO THE FINANCIAL STATEMENTS

Note 1    Significant accounting policies

Basis of preparation

        The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards.

        In preparing the financial statements for the current year, Merant has adopted FRS 18 'Accounting Policies' and FRS 19 'Deferred Tax'.

Basis of consolidation

        The consolidated financial statements are those of Merant plc and all of its subsidiary undertakings for the year ended April 30, 2002. Inter-company balances and transactions have been eliminated on consolidation.

        Acquisitions are accounted for using the acquisition method of accounting. Accordingly, the results of operations and cash flows of an acquired business are included in Merant's consolidated results for the period since its acquisition. The cost of acquisition represents the cash value of the consideration and/or the market value of the shares issued on the date the offer became unconditional and/or the discount on share options assumed, plus expenses. The purchase consideration is allocated between the identifiable tangible assets and liabilities on the basis of fair value at the date of acquisition. The excess of the consideration over the fair value of the net assets acquired is attributed to goodwill and is amortised over its estimated economic life.

Revenue recognition

        The company's revenue recognition policies meet the requirements of U.S. GAAP.

        Licence fees:    the Company's standard end user licence agreement provides for an initial fee to use the product in perpetuity up to a maximum number of users. The Company also enters into other types of licence agreements, typically with major end user customers, which allow for the use of the Company's products, usually restricted by the number of employees, the number of users, or the licence term. Licence fees are recognised as revenue upon product shipment, provided a signed agreement is in place, fees are fixed or determinable, no significant vendor obligations remain and collection of the resulting debt is deemed probable. Fees from licences sold together with consulting services are generally recognised upon shipment if the above criteria have been met and payment of the licence fees is not dependent upon the performance of the consulting services. Where these criteria have not been met, both the licence and consulting fees are recognised under the percentage of completion method of contract accounting.

        Maintenance subscriptions:    maintenance agreements generally call for the Company to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognised over the term of the support agreement on a pro-rata basis. Payments for maintenance fees are generally made in advance and are nonrefundable.

        Training and consulting:    the Company recognises revenue from consulting and education as the services are performed.

Software product assets—development costs

        Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off to research and development costs when incurred. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, any subsequent development costs incurred prior to general release are capitalised as software product assets.

        Software product assets are amortised using the straight-line method over the economic life of the products, which is generally three to four years. Software product assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Amortisation of software product assets is included in research and development costs.

Goodwill

        Goodwill arising on acquisitions prior to January 31, 1998 was set off directly against reserves. Goodwill previously eliminated against reserves has not been reinstated on implementation of FRS 10.

        Goodwill arising on acquisitions since the adoption of FRS 10 is capitalised as an intangible fixed asset and is stated at cost less accumulated amortisation. Cost represents the excess of amounts paid on the acquisition of businesses over the aggregate fair value of the net assets acquired. Amortisation is computed using the straight-line method over the estimated economic life of the asset, which will depend on the length of the future period expected to benefit from the purchase. Present estimated economic lives are between three and five years. Goodwill is reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable.

        When a subsidiary or business is subsequently sold or closed, any goodwill arising on acquisition that was written off directly to reserves or has not been fully amortised through the profit and loss account is taken into account in determining the profit or loss on the sale or closure.

Tangible fixed assets

        Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Freehold office buildings	40 years
Leasehold improvements	over the lease term
Computer equipment	3—5 years
Office equipment	5—11 years
Transportation equipment	3—4 years

        The carrying values of tangible fixed assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Leasing

        Rentals paid under operating leases are charged to income on a straight-line basis over the term of the lease.

Deferred taxation

        Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

  •
  provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

  •
  deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted at the balance sheet date.

Stocks

        Stocks, consisting principally of diskettes and technical manuals, are stated at the lower of cost and net realisable value, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancellable licence agreements prior to delivery, are included in stocks and charged to income when the related revenue is recognised.

Cash and bank deposits

        All cash balances are repayable on demand and can be withdrawn at any time without notice or penalty. The Company's policy on investments is set out in note 22.

Investments

        Investments are recorded at cost less any provision for impairment.

Translation of foreign currencies

        Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average rates. All differences are taken to the profit and loss account. Translation adjustments resulting from the process of translating financial statements denominated in foreign currencies are dealt with through reserves.

Earnings/(loss) per share

        Basic earnings/(loss) per share is computed as the profit/(loss) for the period after taxation, divided by the weighted average number of ordinary shares outstanding during the period. Shares held by the employee share ownership trust are excluded, except for those that are contingently issuable, and for which all the conditions of issue have been met (see note 12).

        Diluted earnings/(loss) per share is computed based on basic earnings/(loss) per share, as adjusted for shares issuable upon exercise of dilutive share options. The computation assumes the proceeds from the exercise of dilutive share options are used to repurchase the Company's ordinary shares at their average market price during each period.

Pensions

        Merant has entered into arrangements under which it makes matching contributions to retirement plans independently administered by insurance companies and other financial institutions. Contributions are charged to income in the year they become payable.

New accounting standards

        During the year the Company adopted FRS 18 "Accounting Policies" which deals primarily with the selection, application and disclosure of accounting policies and FRS 19 "Deferred Tax" which requires companies to provide for deferred tax on a 'full' rather than 'partial' provision basis. Compliance with these standards has required a revision to the financial statements for the current and prior years. This has no impact on shareholders' funds or the tax charge in either year (see notes 17 and 18)

        On June 7, 2002 the European Council of Ministers agreed to the adoption of International Accounting Standards by all listed EU companies by January 1, 2005. The Company has not yet fully evaluated the impact on its operating results or financial position of conversion to International Accounting Standards.

Note 2    Segmental information

        During fiscal 2001, the Company was organised into four business segments, each based around a group of products or services. The Company withdrew from its E-Solutions Division during the year ended April 30 2001, and disposed of its Application Creation & Transformation and Enterprise Data Connectivity Divisions during the year ended April 30 2002. The operating results of those businesses are disclosed as discontinued operations. The Company now operates in one business segment, Enterprise Change Management. The following table analyses revenue and net operating (liabilities)/assets by business segment for the years ended April 30, 2002 and 2001. It is not practicable to identify revenue, operating loss and net assets by segment for the year ended April 30, 2000.

Years ended April 30	2002	2001
	£'000	£'000
Revenue:
Enterprise Change Management Division	87,068	95,075
Discontinued operations:
Application Creation & Transformation Division	17,481	83,513
Enterprise Data Connectivity Division	13,726	31,196
E-Solutions Division	—	5,649

	118,275	215,433

Net operating (liabilities)/assets:
Enterprise Change Management Division	(18,263)	39,305
Discontinued operations:
Application Creation & Transformation Division	—	16,777
Enterprise Data Connectivity Division	—	5,725

	(18,263)	61,807

        The following table analyses revenue by geographical area, based on customer location.

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
United Kingdom	21,813	31,594	28,735
United States	67,980	132,438	132,458
Europe (excluding U.K.)	19,423	37,212	47,857
Japan	2,657	6,345	7,556
Other	6,402	7,844	10,677

	118,275	215,433	227,283

        The following table analyses worldwide operations by geographical area, based on the location of Merant facilities.

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
Total revenue:
United Kingdom	21,368	36,561	54,289
United States	75,468	132,316	132,407
Europe (excluding U.K.)	18,836	39,473	42,246
Other	6,771	14,347	12,699

	122,443	222,697	241,641

Inter-segment revenue:
United Kingdom	(3,851)	(5,290)	(12,308)
United States	—	(126)	—
Europe (excluding U.K.)	(317)	(1,848)	(1,513)
Other	—	—	(537)

	(4,168)	(7,264)	(14,358)

Third party revenue
United Kingdom	17,517	31,271	41,981
United States	75,468	132,190	132,407
Europe (excluding U.K.)	18,519	37,625	40,733
Other	6,771	14,347	12,162

	118,275	215,433	227,283

Operating (loss):
United Kingdom	(40,834)	(39,944)	(48,762)
United States	(1,377)	1,550	1,178
Europe (excluding U.K.)	875	(2,205)	7,674
Other	(4,062)	837	1,778

	(45,398)	(39,762)	(38,132)

Net operating (liabilities)/assets:
United Kingdom	(2,422)	73,166	130,064
United States	(14,049)	(17,500)	(19,087)
Europe (excluding U.K.)	(666)	4,253	1,555
Other	(1,126)	1,888	741

	(18,263)	61,807	113,273

        Inter-segment revenue principally represents charges for product transfers and for administrative costs between locations. Operating (loss) excludes interest income and expense and, correspondingly, net operating (liabilities)/assets exclude interest-bearing assets and liabilities. The following table reconciles net operating (liabilities)/assets as shown above to net assets as shown in the balance sheet:

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
Net operating (liabilities)/assets	(18,263)	61,807	113,273
Cash and bank deposits	71,620	61,200	79,543
Bank loan	0	(1,401)	(1,763)
Investment in own shares	5,858	6,860	7,431
Net assets	59,215	128,466	198,484

Note 3    Acquisitions

        The Company made no acquisitions in the year ended April 30, 2002.

        On February 20, 2001 the Company acquired the Enterprise Division of NetObjects, Inc., a developer of web content management software based in Redwood City, California, U.S.A. The total consideration for the transaction was £12,575,000, payable in cash. In accordance with the policy set out in note 1, the transaction was accounted for as an acquisition. Goodwill arising on the acquisition was capitalised as an intangible asset and amortisation was computed based on an estimated economic life of five years (see note 13).

Note 4    Discontinued business

        The Company sold its Application Creation and Transformation (ACT) Division in August 2001 and sold its Enterprise Data Connectivity (EDC) Division in November 2001. In the previous year the Company discontinued its E-Solutions business. The Company has reported the operating results of these businesses as discontinued operations. The following table discloses the operating results of each division for the last two financial years. It is not practicable to identify revenue and operating profit/(loss) by segment for the year ended April 30, 2000.

	ACT Division	EDC Division	E-Solutions Division	TOTAL
	£'000	£'000	£'000	£'000
Year ended April 30, 2000
Revenue				146,813
Cost of revenue				(35,287)

Gross profit				111,526

Research and development costs				(26,614)
Sales and marketing costs				(63,649)
General and administrative costs				(17,939)

Operating profit before taxation				3,324
Taxation				—

Operating profit after taxation				3,324

Year ended April 30, 2001
Revenue	83,513	31,196	5,649	120,358
Cost of revenue	(18,170)	(2,841)	(8,523)	(29,534)

Gross profit	65,343	28,355	(2,874)	90,824
Research and development costs	(17,358)	(5,609)	—	(22,967)
Sales and marketing costs	(38,322)	(13,168)	(4,893)	(56,383)
General and administrative costs	(9,428)	(11,500)	(1,510)	(22,438)

Operating (loss) before taxation	235	(1,922)	(9,277)	(10,964)
Taxation	—	—	—	—

Operating (loss) after taxation	235	(1,922)	(9,277)	(10,964)

Year ended April 30, 2002
Revenue	17,481	13,726	—	31,207
Cost of revenue	(3,833)	(1,677)	—	(5,510)

Gross profit	13,648	12,049	—	25,697
Research and development costs	(3,738)	(2,616)	—	(6,354)
Sales and marketing costs	(6,215)	(5,803)	—	(12,018)
General and administrative costs	(4,866)	(5,904)	—	(10,770)

Operating (loss) before taxation	(1,171)	(2,274)	—	(3,445)
Taxation	—	—	—	—

Operating (loss) after taxation	(1,171)	(2,274)	—	(3,445)

        The gain or loss arising on the termination of the divisions consists of the following:

Years ended April 30	ACT Division	EDC Division	2002	2001	2000
	£'000	£'000	£'000	£'000	£'000
Net proceeds	37,605	20,455	58,060	—	—

Deduct:
Carrying value of goodwill now written off	(7,494)	(8,702)	(16,196)	(6,520)	—
Severance payments	—	—	—	(620)	—
Other disposal costs*	(31,127)	(13,876)	(45,003)	(4,177)	—

	(38,621)	(22,578)	(61,199)	(11,317)	—

Loss on business disposal, before taxation	(1,016)	(2,123)	(3,139)	(11,317)	—
Taxation	—	—	—	—	—

Loss on business disposal, after taxation	(1,016)	(2,123)	(3,139)	(11,317)	—

*
Amounts relating to fiscal 2002 have been updated compared to earlier unaudited disclosures based on a change in estimate.

Note 5    Research and development costs

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
Research and development costs, before capitalisation	23,613	38,351	34,485
Costs capitalised as software product assets	—	(62)	(2,356)
Amortisation of capitalised costs	574	1,485	4,740
Non-recurring charge for impairment	—	—	4,657

	24,187	39,774	41,526

Note 6    General and administrative costs

        General and administrative costs includes amortisation of the goodwill arising on corporate acquisitions amounting to £35,322,000 (2001: £42,482,000; 2000: £39,150,000).

Note 7    Operating (loss)

        Operating (loss) is stated after charging (or crediting):

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
Auditors' remuneration:
audit services: U.K.	165	109	133
audit services: overseas	458	583	379
non-audit services: U.K.	153	168	392
non-audit services: overseas	44	320	292
Operating lease rentals:
equipment	1,964	3,455	3,102
land and buildings	4,863	6,033	5,808
Rental income	(277)	(339)	(358)
Gain/(loss) on foreign exchange	869	(443)	(325)
Depreciation of tangible fixed assets	7,632	8,789	5,931
Amortisation of intangible fixed assets	35,896	43,967	43,890

Note 8    Directors and employees

        The following table analyses the remuneration earned by each director in the year ended April 30 2002 and discloses summary information for the years ended April 30, 2001 and 2000:

	Salary	Performance related pay	Fees	Benefits- in-kind(1)	Other(2)	2002	2001
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
J Michael Gullard	—	—	101	—	—	101	63
Michel Berty	—	—	31	—	—	31	15
Harold Hughes	—	—	29	—	—	29	16
Barry X Lynn	—	—	24	—	—	24	15
Gerald Perkel (appointed September 20, 2001)	160	261	—	—	139	560	—
Don C Watters	—	—	29	—	—	29	13
Kevin Burns (resigned November 30, 2000)	—	—	—	—	—	—	12
Gary Greenfield (resigned October 31, 2001)	163	791	844	3	844	2,645	327

	323	1,052	1,058	3	983	3,419	461

(1)
Benefits-in-kind includes a gain of £3,000 arising on Mr. Greenfield's participation in the Company's Employee Share Purchase Plan.

(2)
On his appointment as Chief Executive Officer, Mr. Perkel received a signing-on fee of approximately £139,000. Mr. Greenfield received additional compensation for loss of employment of approximately £844,000.

        The average monthly numbers of staff employed by Merant was as follows:

Years ended April 30	2002	2001	2000
	No.	No.	No.
U.K.	199	448	450
U.S.	575	1,027	1,111
Other	180	402	420

	954	1,877	1,981

        Staff costs, which include salaries, bonus and commissions, amounted to:

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
U.K.	13,891	21,225	22,082
U.S.	44,235	70,962	66,131
Other	10,576	18,569	18,822

	68,702	110,756	107,035
Social security costs	5,701	9,773	9,805
Other pension costs	1,570	2,699	2,884

	75,973	123,228	119,724

        Other pension costs principally represent amounts paid by Merant to personal pension schemes operated by its employees. In the United Kingdom, Merant contributes to employee pensions on a percentage-of-salary basis, subject to certain predetermined limits. Arrangements for employees in other countries have been established on similar bases, subject to local regulations and practices in the countries concerned.

Note 9    Exceptional items

        In the year ended April 30, 2002 the Company reported three non-operating exceptional items:

  •
  A charge of £13,342,000 relates to provisions for the fundamental restructuring of the Company following the disposal of the ACT and EDC Divisions and the relocation of the Company's headquarters. The charge includes a provision of £10,415,000 for redundancy payments in connection with the closure of offices in the United Kingdom, the United States and Europe and £2,927,000 for disposal of surplus assets and other costs related to the resizing of the Company.

  •
  A charge of £1,761,000 for loss on disposal of fixed assets represents the loss incurred on the sale of the Company's freehold land and buildings in Newbury, Berkshire.

  •
  A charge of £3,139,000 for loss on disposal of discontinued operations reflects the combined loss on the disposal of the ACT and EDC Divisions (see also note 4).

        In the year ended April 30, 2001 the Company reported two non-operating exceptional items:

  •
  The amounts written off on investments of £3,254,000 represents actual and anticipated losses incurred on the Company's investment in its own shares. The Company acquires its own shares in order to fulfil its obligations to the Employee Share Purchase Plan (ESPP). Under the terms of the ESPP, the Company is committed to selling shares to participants of the ESPP at prices based on current market values. Because of the decline in the market value of the Company's shares during the year ended April 30, 2001, the Company incurred actual losses amounting to £1,306,000 on sales of its own shares during the year, and made provision for future losses of £1,948,000.

  •
  The loss on termination of business operation of £11,317,000 represents the net cost of the termination of the E-Solutions Division (see also note 4)

        In the year ended April 30, 2000, the Company reported one-time charges totalling £8,491,000 and included these charges in the appropriate cost categories within operating expenses in the profit and loss account:

£'000
Research and development	4,657
Sales and marketing	3,502
General and administrative	332

8,491

        The charges resulted from management actions which recognised the Company's accelerated transition to e-business solutions and the relative decline in demand for Year 2000 and traditional COBOL-based products and services. Of this total, £4,657,000 represented provisions for impairment of previously capitalised software product assets, where the book values attributed to certain products could not be justified by the future revenue streams projected for those products. The balance of £3,834,000 related to provisions for severance costs for approximately 50 employees in our COBOL related business and for the costs associated with closing of excess facilities.

Note 10    Interest expense

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
On bank loans and overdrafts	124	110	125
Other	13	69	65

	137	179	190

Note 11    Taxation

        The taxation charge consists of the following:

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
U.K. corporation tax	(307)	659	(89)
Overseas taxation	269	209	607

	(38)	868	518
Corporation tax underprovided in previous years:	38	—	(426)

Total current tax	—	868	92

Effective tax rates	—	-2%	—

        The following table analyses differences between taxes at the U.K. statutory tax rate and taxes at the effective rate:

Years ended April 30	2002	2001	2000
	£'000	£'000	£'000
Estimated U.K. corporation tax, calculated at 30%	18,608	15,014	10,638
Tax losses carried forward	(8,122)	(2,269)	592
Foreign taxes	111	868	607
Goodwill	(10,597)	(12,745)	(11,745)

Total current tax	—	868	92

        The Company's effective tax rate in each of the past two years has been significantly distorted by the impact of permanent differences between accounting profits and taxable profits, principally amortisation of goodwill, that are not an allowable expense for tax purposes. The tax rate is also impacted by the distribution of corporate profits and losses among the tax jurisdictions in which the Company operates. The Company expects that its effective tax rate will continue to be significantly impacted by provisions for amortisation of goodwill in the year ended April 30, 2003.

        The corporation tax returns of certain U.S. subsidiary undertakings for the financial years ended January 31, 1993 to January 31, 1997 have been examined by the Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those years. The Company believes that the outcome of the examination will not give rise to any material profit and loss account adjustment to the financial statements.

Note 12    (Loss)/earnings per share

        (Loss)/earnings per share is computed from the following data and in accordance with the bases set out in note 1.

Years ended April 30	2002		2001		2000
	£'000		£'000		£'000
(Loss) after taxation	(62,026)		(50,914)		(35,461)

Weighted average number of ordinary shares:
In issue	130,702		139,952		145,958
Owned by employee share ownership trust	(5,610)		(5,647)		(3,795)

Used in computing basic and diluted (loss) per share	125,092		134,305		142,163

(Loss) per share: basic	(49.6	)p	(37.9	)p	(24.9	)p
(Loss) per share: diluted	(49.6	)p	(37.9	)p	(24.9	)p

        Share options were anti-dilutive and therefore excluded from the computations.

Note 13    Intangible fixed assets

	Software product assets	Goodwill	Total
	£'000	£'000	£'000
Cost:
At April 30, 2000	35,316	178,030	213,346
Currency fluctuations	504	(257)	247
Acquisitions	62	5,692	5,754
Amounts written off	—	(9,311)	(9,311)

At April 30, 2001	35,882	174,154	210,036
Currency fluctuations	(77)	—	(77)
Amounts written off on disposals (see note 4)	(31,749)	(54,791)	(86,540)

At April 30, 2002	4,056	119,363	123,419

Amortisation:
At April 30, 2000	31,766	61,375	93,141
Currency fluctuations	461	(125)	336
Amounts written off	—	(2,791)	(2,791)
Provision for the period	1,485	42,482	43,967

At April 30, 2001	33,712	100,941	134,653
Currency fluctuations	(67)	—	(67)
Amounts written off on disposals (see note 4)	(30,250)	(38,595)	(68,845)
Provision for the period	574	35,322	35,896

At April 30, 2002	3,969	97,668	101,637

Net book values:
At April 30, 2001	2,170	73,213	75,383

At April 30, 2002	87	21,695	21,782

Note 14    Tangible fixed assets

	Freehold land and buildings	Leasehold Improvements	Office equipment	Computer & Communications equipment & software	Transportation equipment	Total
	£'000	£'000	£'000	£'000	£'000	£'000
Cost:
At May 1, 2000	13,833	6,730	8,784	49,602	215	79,164
Currency fluctuations	—	555	470	3,066	(18)	4,073
Additions	—	657	778	5,350	—	6,785
Disposals	—	(72)	(514)	(10,838)	(108)	(11,532)

At April 30, 2001	13,833	7,870	9,518	47,180	89	78,490
Currency fluctuations	—	(85)	(49)	(25)	1	(158)
Additions	—	730	146	1,716	—	2,592
Discontinued operations	—	—	—	—	—	—
Disposals	(13,833)	(1,705)	(4,211)	(36,449)	(72)	(56,270)
At April 30, 2002	—	6,810	5,404	12,422	18	24,654

Depreciation:
At May 1, 2000	709	3,673	6,003	38,592	112	49,089
Currency fluctuations	—	293	332	2,377	(8)	2,994
Provision for the period	20	925	947	6,897	—	8,789
Disposals	—	(36)	(493)	(10,106)	(60)	(10,695)

At April 30, 2001	729	4,855	6,789	37,760	44	50,177
Currency fluctuations	—	(50)	(44)	(19)	1	(112)
Provision for the period	9	777	1,279	5,563	4	7,632
Discontinued operations	—	—	—	—	—	—
Disposals	(738)	(1,701)	(3,415)	(33,434)	(39)	(39,327)
At April 30, 2002	—	3,881	4,609	9,870	10	18,370

Net book values:
At April 30, 2001	13,104	3,015	2,729	9,420	45	28,313

At April 30, 2002	—	2,929	795	2,552	8	6,284

Note 15    Investments

        Investment in own shares represents the cost of ordinary shares in Merant plc acquired by Merant Trustees Limited on behalf of the Merant Employee Benefit Trust 1994 ("the Trust"). The shares have been acquired for the employee share option plans and the Employee Share Purchase Plan (see note 24).

	Cost	Provisions	Net book value
	£'000	£'000	£'000
At May 1, 2000	7,431	—	7,431
Acquired	5,212	—	5,212
Sold on exercise of options	(572)	—	(572)
Sold to participants of ESPP	(3,263)	—	(3,263)
Provision for loss on disposal	—	(1,948)	(1,948)

At April 30, 2001	8,808	(1,948)	6,860
Sold to participants of ESPP	(2,056)	1,054	(1,002)

At April 30, 2002	6,752	(894)	5,858

        As at April 30, 2002 the Trust owned 5,565,869 shares, representing 4.8% of the Company's issued ordinary shares, with a nominal value of £111,000 and a market value of £5,955,000. At April 30, 2001 the Trust owned 7,260,448 shares, representing 5.4% of the Company's issued ordinary shares, with a nominal value of £145,000 and a market value of £5,119,000. The Company has made provisions to reflect anticipated losses on the future sale of these shares to optionholders and participants in the Employee Share Purchase Plan. The Trust has not waived its right to dividends in respect of this shareholding. The assets and liabilities of the Trust, as well as its operating costs, are included in Merant's consolidated financial statements.

Note 16    Stocks

        The replacement value of stocks is not considered to be materially different from the balance sheet value.

Note 17    Debtors

	April 30 2002	April 30 2001
	£'000	£'000
Trade debtors	22,115	52,789
Deferred tax asset	269	269
Other debtors and prepaid expenses (see note 25)	2,792	5,620

	25,176	58,678

        The deferred tax asset shown above represents capital allowances in advance of depreciation and amortization. There has been no movement during the year.

        In addition to the above, Merant has unprovided deferred tax assets at April 30, 2002 of £15,480,000 (April 30, 2001: £7,681,000). These assets relate to losses brought forward from previous years. The directors do not consider it appropriate to recognise this asset at the year-end.

Note 18    Creditors: amounts falling due within one year

	April 30 2002	April 30 2001
	£'000	£'000
Bank loan (note 22)	—	1,401
Trade creditors	2,612	7,319
Current corporation tax	9,950	12,882
Other taxes and social security costs	1,533	1,808
Product royalties and purchases	789	1,629
Accrued employee compensation and commissions	5,220	13,700
Deferred revenue	27,967	51,498
Other accrued expenses	10,200	10,797

	58,271	101,034

        The Company has reclassified £9,370,000 (2001: £10,276,000) from provision for deferred taxation to current corporation tax following the adoption of FRS 19. The deferred tax asset of £269,000 (2001: £269,000) has been reclassified within debtors (see note 17). The deferred tax charge of £870,000 in 2001 (2000: credit £701,000) has been reclassified to current corporation tax.

Note 19    Lease commitments

        Operating leases:

	Land and buildings		Other
	April 30 2002	April 30 2001	April 30 2002	April 30 2001
	£'000	£'000	£'000	£'000
Annual commitment under leases which expire:
within one year	235	459	267	721
in the second to fifth years inclusive	3,413	4,065	700	1,082
thereafter	1,683	1,613	—	45

	5,331	6,137	967	1,848

Note 20    Capital commitments

        At April 30, 2002 and 2001 Merant had no material capital expenditure commitments.

Note 21    Provisions for liabilities and charges

	Contingent liabilities	Restructuring provisions	Total
	£'000	£'000	£'000
As at May 1, 2000	6,190	4,904	11,094
Utilised	(6,190)	(3,360)	(9,550)
As at April 30, 2001	—	1,544	1,544
Arising during the year	—	12,266	12,266
Utilised	—	(472)	(472)
Currency fluctuations	—	(10)	(10)

As at April 30, 2002	—	13,328	13,328

        Restructuring provisions include amounts that arose in respect of the Company's 2002 and 2000 restructuring programs, as described in note 9. The Company expects that the majority of the outstanding amounts will be settled during the current financial year.

        Contingent liabilities represented estimates of amounts payable to vendors of companies acquired by Merant. Amounts payable were dependant on meeting performance targets.

Note 22    Financial instruments

        An explanation of the group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the group in its activities is set out below.

        Merant's principal financial instruments comprise cash and short-term deposits. The main purpose of these financial instruments is to fund the operations of the business. Merant has various other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations. It is, and has been throughout the period under review, the group's policy that no trading in financial instruments is undertaken.

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

  Foreign currency risk

        As a result of the significant investment in overseas operations, movements in foreign currency exchange rates can significantly affect the group's balance sheet. Historically, the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless,fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, may have a significant impact on the Company's operating results. In 2002 and 2001 fluctuations between the U.S. dollar and the pound sterling have not been significant, and net exchange rate gains or losses on operational transactions have not been significant.

        The group also has transactional exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency.

Interest rate exposures:

        The interest rate risk profile of the Company's financial liabilities, excluding short-term debtors and creditors, consisted of a floating rate liability denominated in euros. The euro liability represented borrowings against an unsecured revolving multi-currency facility which was terminated by the Company in April 2002, as the directors did not consider it necessary to maintain the facility. Borrowings under the facility bore interest at 0.75% above LIBOR (the London Interbank Offered Rate). At April 30, 2002 the balance outstanding was £nil (2001: £1,401,000, denominated in euros). The group's financial liabilities at April 30, 2002 and April 30, 2001 all mature within one year, or on demand.

        The interest rate risk profile of the Company's financial assets, excluding short-term debtors and creditors, is as follows:

	April 30 2002	April 30 2001
	£'000	£'000
Floating rate financial assets:
U.S. dollars	64,466	42,653
Euro	4,352	1,376
Sterling	1,299	6,637
Deutschemarks	n/a	2,161
Canadian dollars	—	1,402
Belgian francs	n/a	1,239
Norwegian kroner	—	1,132
Spanish pesetas	n/a	1,069
Japanese yen	594	1,027
Australian dollars	332	798
Dutch florins	n/a	604
French francs	n/a	438
Italian lire	n/a	247
Korean won	295	—
Indian rupees	244	214
Portuguese escudos	n/a	155
Other currencies	38	48

	71,620	61,200

n/a = not applicable

        Floating rate financial assets comprise cash balances on current accounts and money market deposits at call. Where these assets are interest-bearing, interest rates are set by the respective depositaries.

Currency exposures:

        The group's objectives in managing currency exposures arising from its net investments overseas are explained above. Net foreign currency monetary assets/liabilities held by the group's sterling operations are as follows:

	April 30 2002	April 30 2001
	£'000	£'000
U.S. dollar	19,198	1,117
Euros	926	—
Japanese yen	354	—
Other currencies	20	88

	20,498	1,205

Fair values:

        The fair values of all the group's financial assets and liabilities, excluding short-term debtors and creditors, which have been determined on the basis of market value, are not materially different from the book values shown below:

	April 30 2002	April 30 2001
	£'000	£'000
Primary financial instruments:
Short term borrowings	—	(1,401)
Cash	71,620	61,200

	71,620	59,799

Note 23    Contingent liability

        In December 1998 and January 1999 seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on June 9, 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of American depositary shares of the Company during the period from June 17, 1998 to November 12, 1998, including the former shareholders of Intersolv, Inc. who acquired American depositary shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleged various violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material non-public information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On December 20, 2000 the Court issued a ruling granting in part and denying in part defendant's motion to dismiss. The court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the Company's plans for its Y2K business. On February 16, 2001, defendants answered the second consolidated amended complaint, denying the remaining allegations and asserting affirmative defences against the claim. Because of the Court's ruling, the mandatory discovery stay of the Reform Act is no longer in effect. Plaintiffs served document requests on the Company and document production has begun on a rolling schedule. The plaintiffs filed their motion for class certification and supporting materials on April 20, 2001. On June 19, 2001 the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order"). The Class Certification Order certified this action to proceed as a class action while preserving the defendants' rights to challenge, at a later date, the propriety of this action proceeding as a class action, the definition of the class, and the class representatives. On October 25, 2001, at a Joint Case Management Conference, the Court established a pre-trial schedule and set a trial date of April 7, 2003.

        On August 21 2002 the parties entered into a Stipulation of Settlement (the "Settlement Agreement") under which all claims in this litigation were settled. All payments made under the Settlement Agreement to settle this litigation and all associated costs will be paid by the Company's insurance carrier. A number of conditions remain to be satisfied before the settlement reflected in the

Settlement Agreement becomes effective, including approval of the settlement by the United States District Court for the Northern District of California.

        If the settlement fails to become effective for any reason, the Company will continue to defend this litigation vigorously. If the settlement fails to become effective for any reason, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavourable outcome of the litigation could have a material adverse impact on Merant's business, financial condition and results of operations.

        The Company and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect Merant's financial position, results of operations, or liquidity.

Note 24    Share Plans

Employee share option plans

        The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to Merant and other eligible persons as determined by the Board. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in monthly or annual instalments commencing one year after the date of grant. Unexercised options lapse as a consequence of the optionholder ceasing to be employed by Merant or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

        In September 1998 shareholders approved the 1998 Share Option Plan, which authorised the Company to grant options over a maximum of 21,552,000 shares under the 1998, 1996 and 1991 Share Option Plans. This authority will expire on September 24, 2008.

        Options are also outstanding as a result of grants made under Merant's previous share option plans and under share option plans adopted by Merant as a result of corporate acquisitions. Authority to grant new options under these plans has expired, but options granted under those plans continue to be exercisable in accordance with the original grant rules, or the acquisition agreements.

        In addition to options granted by the Company, Merant Trustees Limited ("MTL") is permitted to acquire ordinary shares in the Company and to grant options over them, under the terms of the Merant Employee Benefit Trust 1994 ("the Trust"). The Trust was established to further the Company's policy of encouraging employee share ownership. At April 30, 2002 MTL owned 5,565,869 shares, of which 3,164,680 were reserved for options which had been granted by MTL and remained outstanding at April 30, 2002, and a further 60,000 shares were reserved for options granted before MTL purchased the shares. The remaining 2,341,189 shares were available for issuance under the Employee Share Purchase Plan (see "Employee share purchase plans", below) and for the grant of further options. The shares held by the Trust are included in Investments (see note 15).

        Share option activity under all of the share option plans is summarised below:

	Number of shares	Option price per share
Outstanding, April 30, 1999	25,678,104	£0.11-£7.41
Options granted	11,628,119	£2.46-£4.54
Option obligations assumed	481,731	£0.34-£1.02
Options exercised	(5,954,997)	£0.11-£7.41
Options cancelled	(3,544,707)	£1.06-£6.28

Outstanding, April 30, 2000	28,288,250	£0.34-£7.15
Options granted	3,685,500	£0.68-£1.37
Options exercised	(287,841)	£1.06-£1.37
Options cancelled	(9,137,686)	£1.06-£6.28

Outstanding, April 30, 2001	22,548,223	£0.34-£7.15
Options granted	12,755,650	£0.65-£1.18
Options exercised	(311,765)	£0.73-£1.06
Options cancelled	(9,930,732)	£0.34-£7.15

Outstanding, April 30, 2002	25,061,376	£0.65-£7.15

        Options outstanding at April 30 2002 were granted under the authorities indicated below:

Authority for grant of options	Number of shares	Option price per share
1991 Share Option Plan	277,215	£1.37-£3.49
1996 Share Option Plan	122,200	£2.12-£7.15
1998 Share Option Plan	17,673,471	£0.65-£4.54
INTERSOLV plans	3,823,810	£1.62-£3.98

	21,896,696	£0.65-£7.15
The Trust	3,164,680	£0.69-£1.67

Outstanding, April 30, 2002	25,061,376	£0.65-£7.15

        These options are exercisable between 2002 and 2012. The proceeds on exercise of all outstanding options at April 30, 2002 would be £35,497,000 (2001: £42,922,000).

        Not all of the outstanding options are currently exercisable. At April 30, 2002 options for 9,759,000 shares (2001: 12,710,000 shares) were currently exercisable at prices per share of between £0.65 and £7.15; the proceeds from exercise of these options at April 30, 2002 would be £19,077,000 (2001: £26,431,000).

Employee share purchase plans

        All full-time employees are eligible to participate in the Employee Share Purchase Plan (ESPP), which was approved by shareholders at the 1999 annual general meeting. Under the terms of the ESPP, payroll deductions are made during six-month offering periods for the purpose of purchasing ordinary shares at the end of an offering period. Participants may purchase shares at a price equivalent to 85% of the market value at either the beginning or the end of the offering period, whichever is the lower. In the year ended April 30, 2002, employees participating in the ESPP acquired approximately 1,695,000 ordinary shares in the Company. At April 30, 2002, amounts totaling £355,000 had been collected under the plan's fifth offering period, which expired in June 2002.

Note 25    Related party transaction

        "Other debtors and prepaid expenses" includes a loan to Mr. Greenfield, a former director of the Company, amounting to U.S.$627,000 (equivalent to £429,000 using year-end exchange rates).

        In August 1999, one of the Company's subsidiary undertakings, Merant, Inc., a California corporation, entered into a loan agreement with Mr. Greenfield, who was Chief Executive Officer of the Company at the time. The loan was made in conjunction with a home purchase by Mr. Greenfield and is secured by that property. The following table shows the movements on the loan account:

Years ended April 30	2002	2001
	£'000	£'000
Loan outstanding, beginning of year	873	772
Repaid	(476)	(35)
Interest charged	41	60
Difference arising from currency fluctuations	(9)	76

Loan outstanding, end of year	429	873

Of which:
Principal	429	826
Interest	—	47

        The loan is denominated in U.S. dollars and accrues interest at a rate of 7.5% per annum, which was comparable to mortgage interest rates in the United States at the time of the loan and higher than the rate that Merant generally earned on invested cash. The maximum principal outstanding during 2002 was £880,000. The loan matures on or before August 30, 2003. The Company has made no provision (within the meaning of Schedule 4 to the Companies Act) in respect of delinquency in repayment of the loan, as it has every expectation that the loan will be repaid in accordance with the terms. As of the date of this report, Mr. Greenfield is current on all interest payments.

        On February 20, 2002, Merant Inc. made a loan in the principal amount of $120,000 to Robert Dunne, the company's Senior Vice President of Sales. Under the terms of this loan, the outstanding principal balance bears interest at a rate of 5.25% per annum and the loan must be repaid through fixed and regular payroll deductions from salary and bonuses, if any, until such time as the loan is repaid in full.

Note 26    Reconciliation of U.K. GAAP financial statements to U.S. GAAP financial statements

        The consolidated financial statements have been prepared in accordance with U.K. GAAP which, as explained in note 1, differ in certain material respects from U.S. GAAP. The following table provides a reconciliation of the loss for the year and shareholders' funds prepared under U.K. GAAP to the equivalent information prepared under U.S. GAAP.

	2002	2001	2000
	£'000	£'000	£'000
Loss for the period, in accordance with U.K. GAAP	(62,026)	(50,914)	(35,461)
Goodwill amortisation(a)	31,614	34,244	33,964
Acquired in-process research and development(b)	—	(5,011)	—
Loss on disposal of fixed assets	—	3,254	—
Loss on termination of operations(c)	11,732	—	—
Net loss in accordance with U.S. GAAP	(18,680)	(18,427)	(1,497)
Continuing operations	(28,674)	(4,552)	(13,774)
Discontinued operations	9,994	(13,875)	12,277
Net loss	(18,680)	(18,427)	(1,497)
Shareholders' funds as reported in the consolidated balance sheet	59,215	128,466	198,484
Intangible fixed assets:
Goodwill(a) Cost	(106,704)	(140,598)	(140,602)
Accumulated amortisation	92,830	91,432	52,526
Fixed asset investment(e)	(5,858)	(6,860)	(7,431)
Shareholders' equity in accordance with U.S. GAAP	39,483	72,440	102,977

(a)
Under U.S. GAAP, the recorded value of goodwill is less than the amount booked under U.K. GAAP and therefore the provisions for amortisation of goodwill charged against income under U.S. GAAP are lower. This is because:

  •
  Under U.S. GAAP, certain business combinations are accounted for as mergers ("poolings-of-interests") and consequently no goodwill arises on the transaction. The Company's acquisition of Intersolv, Inc. in 1998 qualified as a pooling-of-interests under U.S. GAAP. Under U.K. GAAP, the transaction was accounted for as an acquisition and the excess of the consideration over the fair value of the assets and liabilities acquired, which was £140,061,000, was recorded as goodwill.

  •
  Under U.S. GAAP, the computation of the value attributable to goodwill on an acquisition differs from the computation under U.K. GAAP. Amounts contingently payable on an acquisition are omitted from a U.S. GAAP computation until they crystallise, whereas an estimate of their value is included under U.K. GAAP. In addition, as explained in (b) below, a value is attributed under the fair value exercise to in-process research and development, thereby reducing the value attributed to goodwill.

(b)
As part of the fair value exercise, U.S. GAAP requires an allocation of consideration to identifiable intangible assets, including any resulting from research and development. A valuation is made of the in-process research and development of an acquired business by estimating future cash flows related to products in development. The estimated value of products for which technological feasibility has not been established and no future alternative use exists, is required, under U.S. GAAP, to be written off against income in the first reporting period after the business combination. Acquired research and development is not recognised as a separate asset under U.K. GAAP. When the Company acquired the Enterprise Division of NetObjects, Inc., in February 2001, the value of in-process research and development was identified as £5,011,000. Under U.S. GAAP, that amount was excluded from goodwill and written off against income in fiscal 2001.

(c)
Under U.K. GAAP, goodwill previously written off against reserves is included in the computation of the loss on termination of business operations. Under U.S. GAAP, such goodwill is not included in the loss on termination of business operations as it has previously been fully amortised.

(d)
Under U.S. GAAP, the Company's investment in its own shares is recorded in the balance sheet within shareholders' equity and does not therefore form part of total assets. In addition, no gain or loss is recorded on the sale of such shares.

(e)
Certain exceptional items are shown on the face of the profit and loss account statement after operating profit. These items are mainly gains or losses on the sale of businesses and fixed assets, and the costs of fundamental reorganizations. Under U.S. GAAP these items would be classified as operating profit or expenses.

Net income (loss) per share

        The following table discloses net income (loss) per share, in pence, computed in accordance with U.S. GAAP:

	2002		2001		2000
Basic net income (loss) per share	(14.9	)p	(13.7	)p	(1.1	)p
Continuing operations	(22.9	)p	(3.4	)p	(9.7	)p
Discontinued operations(1)	8.0	p	(10.3	)p	8.6	p
Diluted net income (loss) per share(2)	(14.9	)p	(13.7	)p	(1.1	)p
Continuing operations	(22.9	)p	(3.4	)p	(9.7	)p
Discontinued operations(1)	8.0	p	(10.3	)p	8.6	p
Weighted average number of shares used in computing earnings per share (thousands):
Basic:	125,263		134,305		142,163
Diluted:	125,263		134,305		142,163

(1)
Discontinued operations includes the operations of our ACT, EDC and E-Solutions Divisions.

(2)
Options are anti-dilutive and therefore not included in the computations of diluted net income (loss) per share.

Comprehensive (loss)

        The following table reconciles net (loss) to comprehensive (loss), computed in accordance with U.S. GAAP:

	2002	2001	2000
	£'000	£'000	£'000
Net (loss)	(18,680)	(18,427)	(1,497)
Other comprehensive income:
Unrealized gain (loss) on marketable securities, net of tax	69	87	(127)
Currency translation difference	6,532	(3,868)	(1,386)
Comprehensive (loss)	(12,079)	(22,208)	(3,010)

Consolidated statement of cash flows

        The consolidated statement of cash flows prepared under U.K. GAAP presents substantially the same information as that required under U.S. GAAP but may differ with regard to classification of items within the statements and as regards the definition of cash under U.K. GAAP and cash and cash equivalents under U.S. GAAP.

        Under U.S. GAAP cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and management of liquid resources and financing. U.S. GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under U.K. GAAP would be included as operating activities under U.S. GAAP. The payment of dividends would be included as a financing activity under U.S. GAAP. Under U.K. GAAP all interest is treated as part of returns on investments and servicing of finance. Under U.S. GAAP capital expenditure and financial investment and acquisitions are reported within investing activities.

	2002	2001	2000
	£'000	£'000	£'000
Cash flow from operating activities in accordance with U.S.GAAP	(23,164)	22,116	33,106
Cash flow on investing activities	55,969	(9,426)	(28,699)
Cash flow from financing activities	(23,379)	(15,369)	10,295
Cash and cash equivalents
Effect of foreign exchange rate changes	2,977	(5,281)	90
Cash and cash equivalents:
At start of year	59,217	67,177	52,385
At end of year	71,620	59,217	67,177

At April 30, 2001, cash and cash equivalents under U.K. GAAP included short-term investments totaling £1,983,000 (April 30, 2000: £12,366,000). The company had no short-term investments at April 30, 2002.

New U.S. Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortisation of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortised over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortised.

        Merant will apply Statement 142 effective May 1, 2002. Application of the nonamortisation provisions of Statement 142 is expected to result in an increased net income of £2,372,000 in 2003. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The company expects to perform the first of the required impairment tests of goodwill as of May 1, 2002 in the second quarter of fiscal 2003. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change. Merant has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived

Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. Statement 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. Merant expects to adopt Statement 144 as of May 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on Merant's financial position and results of operations.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in Restructuring). The principal difference between Statement 146 and Issue 94-3 relates to Statement 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Merant will adopt the provisions of Statement 146 for exit or disposal activities that are initiated after December 31, 2002.

Note 27    Subsequent events

        At an extraordinary general meeting held on June 6, 2002, shareholders approved the Company's proposal to repurchase up to an additional 17,253,922 of the Company's outstanding shares, representing approximately 15% of its then outstanding issued share capital. The Company began the repurchase of its own shares under this authority on June 11, 2002 and between that date and September 19, 2002 (the last date prior to publication of this annual report that shares were repurchased) repurchased for cancellation 11,776,229 ordinary shares for an aggregate consideration of £11,337,705, representing an average price of approximately £0.96 per ordinary share.

        As more fully described in note 23, the Company and certain of its present and former officers and/or directors are presently defendants in a class action lawsuit alleging, among other things, violations of the U.S. securities laws. On August 21, 2002 the parties entered into a Stipulation of Settlement (the "Settlement Agreement") under which all claims in this litigation were settled. All payments made under the Settlement Agreement to settle this litigation and all associated costs will be paid by the Company's insurance carrier. A number of conditions remain to be satisfied before the settlement reflected in the Settlement Agreement becomes effective, including approval of the settlement by the United States District Court for the Northern District of California.

Note 28    Companies Act 1985

        These financial statements do not comprise the company's "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended April 30, 2002 will be delivered to the Registrar of Companies for England and Wales in due course and statutory accounts for the year ended April 30, 2001 and 2000 have been delivered. The auditors' reports on these accounts were unqualified.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to/ Credited from Other Accounts(*)	Write-offs	Balance at End of Period
PROVISION FOR BAD AND DOUBTFUL DEBTS:
Year ended April 30:
2000	2,973	1,914	323	(2,182)	3,028
2001	3,028	1,905	419	(1,592)	3,760
2002	3,760	1,433	(1,253)	(2,744)	1,196

(*)
Includes exchange rate adjustments

All other schedules have been omitted because the required information is not significant or is not applicable.

ITEM 18. FINANCIAL STATEMENTS

        See Item 17

ITEM 19. EXHIBITS

2.01(2)	Memorandum of Association of Merant dated as of March 28, 1983, as amended and restated to date
2.02(1)	Articles of Association of Merant adopted as of June 19, 1996, as amended and restated to date
2.03(1)	Form of Specimen Certificate for Merant's ordinary shares at GBP 0.02 each
2.04(2)	Amended and Restated Deposit Agreement dated as of March 16, 1998 among Merant, the Bank of New York and all owners and holders from time to time of American Depositary Receipts
2.05(3)+	Merant's 1994 Employee Benefit Trust
2.06(1)+	Merant's 1998 Share Option Plan, as amended
2.07(1)+	Merant's 1998 Inland Revenue Approved Share Option Scheme
2.08(1)+	Merant's 1999 Employee Share Purchase Plan
2.09(2)	Form of Indemnification Agreement entered into by Merant with each of its directors and certain executive officers
2.10(2)	Form of Indemnity Agreement entered into by Merant Incorporated, a subsidiary of Merant ("Merant Incorporated"), with each of its directors and certain executive officers of Merant and Merant Incorporated
2.11(4)	Agreement and Plan of Reorganization among Micro Focus Group plc, Tower Merger Sub, Inc. and INTERSOLV, Inc. dated June 17, 1998.
2.12(5)	Asset Sale and Purchase Agreement by and between NetObjects Inc. and Merant Inc. dated January 8, 2001.
2.13(5)	Purchase Agreement by and between Merant plc and Micro Focus International Limited dated June 11, 2001.
2.14(5)	Amendment No. 1 to Purchase Agreement by and between Merant plc and Micro Focus International Limited dated August 10, 2001.
2.15(5)	Purchase Agreement by and between Merant plc and Data Direct International Limited dated September 10, 2001.
2.16(5)	Agreement for the Sale and Purchase of Land at The Lawn 22-30 Old Bath Road, Newbury, Berkshire.
21.01*	Schedule of principal subsidiaries undertakings at April 30, 2002
23.01*	Consent of Independent Auditor dated October 30, 2002
99.01*	Section 906 Certification for Gerald Perkel
99.02*	Section 906 Certification for Scott Hildebrandt

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

(5)
Filed on November 15, 2001 as an exhibit to Merant's Annual Report on Form 20-F for the fiscal year ended April 30, 2001, and incorporated in this Form 20-F by reference.

+
Indicates a management contract or compensatory plan or arrangement.

*
Filed with this Form 20-F.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ SCOTT HILDEBRANDT
	Name:	Scott Hildebrandt
	Title:	Senior Vice President and Chief Financial Officer

Certifications of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

        I, Gerald Perkel, the Chief Executive Officer of Merant plc (the "Company"), certify that:

  1.
  I have reviewed this annual report on form 20-F of Merant;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

/s/ GERALD PERKEL Gerald Perkel Chief Executive Officer October 31, 2002

Certifications of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

        I, Scott Hildebrandt, the Chief Financial Officer of Merant plc (the "Company"), certify that:

  1.
  I have reviewed this annual report on form 20-F of Merant;

  2.
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  3.
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of and for, the periods presented in this annual report.

/s/ SCOTT HILDEBRANDT Scott Hildebrandt Chief Financial Officer October 31, 2002

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. [RESERVED]
PART III
  ITEM 17. FINANCIAL STATEMENTS
Merant PLC REPORT OF INDEPENDENT AUDITORS
MERANT PLC CONSOLIDATED PROFIT AND LOSS ACCOUNT
MERANT PLC CONSOLIDATED BALANCE SHEET
MERANT PLC CONSOLIDATED CASH FLOW STATEMENT
MERANT PLC NOTES TO CONSOLIDATED CASH FLOW STATEMENT
MERANT PLC CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
MERANT PLC CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS' FUNDS
MERANT PLC NOTES TO THE FINANCIAL STATEMENTS
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURES
Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002