Form 20-F
period 2003-04-30
MERANT PLC
filed 2003-10-27
CIK 881581

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(MARK ONE)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED APRIL 30, 2003
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

103,936,267 ordinary shares of 2p each

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

        Item 17  ☒    Item 18  ☐

GENERAL INTRODUCTION

        Merant plc publishes annual reports containing annual audited consolidated financial statements and opinions on the financial statements by independent auditors. We prepare our financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (U.K. GAAP), and expressed in pounds sterling. U.K. GAAP differs from U.S. GAAP in some areas, and an analysis of differences is set forth in note 25 to our financial statements, included elsewhere in this Form 20-F.

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

        As a foreign private issuer in the United States, we are required to file an annual report on Form 20-F and furnish certain other information. The U.S. Securities and Exchange Commission ("SEC") maintains a web site located at http://www.sec.gov that contains a searchable database of filings, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

        You may obtain a copy of this Form 20-F without charge, upon written request to "Investor Relations" at our offices:

3445, NW 211th Terrace,
Hillsboro, Oregon, 97124, U.S.A., or

Abbey View,
Everard Close,
St. Albans, AL1 2PS, U.K.

        The financial statements and other financial information in this Form 20-F do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts of Merant plc for the year ended April 30, 2003 were delivered to the Registrar of Companies for England and Wales on 27 October, 2003. Statutory accounts of Merant plc for the fiscal years ended April 30, 2002 and 2001 have been delivered previously to the Registrar of Companies for England and Wales. The auditors' reports on these accounts were unqualified.

        In this Form 20-F we use the terms 2003 and fiscal 2003 to mean the fiscal year ended April 30, 2003, and we use similar terms to refer to prior years. We use the terms pounds sterling, £, pence and p to refer to the U.K. currency, and the terms U.S. dollar and $ to indicate the U.S. currency.

        Merant and PVCS are registered trademarks of Merant. Other trademarks belonging to other companies appear in this report and are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this annual report about our industry, our business, our plans and objectives and our financial condition and results of operations that are based on the current expectations, assumptions and estimates of our management and on information currently available to us. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and are subject to various risks and uncertainties, known and unknown, that could cause our actual results and financial position to differ materially from the information presented in this annual report. When used in this document, the words "may," "anticipate," "objective," "believe," "intend," "estimate," "expect," "realize," "likely," "unlikely" and other similar expressions, as they relate to Merant, its business or its management, are intended to identify forward-looking statements.

        Forward-looking statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the future results, performance and achievements that may be expressed or implied by the forward-looking statements, including, among others, those set forth elsewhere in this annual report, especially under the heading "Risk Factors", in our reports filed with the SEC under the U.S. Securities Exchange Act of 1934 and the following:

  •
  our ability to effectively manage costs against uncertain revenue expectations and reduce costs quickly in response to revenue shortfalls

  •
  the potential for fluctuations or a decrease in periodic revenue, or a slowdown in revenue growth resulting from delays in timing of sales and the delivery of products or services, and the number and magnitude of large orders in a particular period

  •
  our ability to continue transforming our business strategy to focus on our enterprise change management products and services and away from certain of its past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services

  •
  our ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level

  •
  the extent to which the current weakness in the economic climate generally and in information technology spending in particular continues or becomes worse over time

  •
  our ability to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products

  •
  the potential need for enterprise change management products to shift based on changes in technology and customer needs

  •
  the effect of competitors' efforts to enter our markets and the possible success of existing competitors in those markets

  •
  our ability to manage and integrate businesses we have acquired or may acquire in the future

  •
  other risks detailed below under "Risk Factors."

        Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, planned or intended. We disclaim any obligation to update the forward-looking statements contained herein, except as may be required by the United States' federal securities laws.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not required.

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA.

        The summary of financial information set forth below is derived from, and should be read in conjunction with, the more detailed financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F (the "Form 20-F"). This data has been derived from our audited financial statements, prepared in accordance with U.K. GAAP, expressed in pounds sterling. Our fiscal year is from May 1 to April 30.

        We prepare our financial statements in accordance with United Kingdom Generally Accepted Accounting Practices (U.K. GAAP), and expressed in pounds sterling. U.K. GAAP differs from U.S. GAAP in some areas and an analysis of differences is set forth in note 25 to our financial statements, included elsewhere in this Form 20-F.

        The table below sets forth selected consolidated financial data at the dates and for the periods indicated, prepared in accordance with U.K. GAAP and expressed in pounds sterling:

	YEARS ENDED APRIL 30,
	2003		2002		2001		2000		1999
	£000		£000		£000		£000		£000
OPERATING RESULTS FOR THE YEAR:
Turnover	78,592		118,275		215,433		227,283		186,104
Operating (loss)	(10,692)		(45,398)		(39,762)		(38,132)		(8,511)
Operating (loss) from continuing operations	(10,692)		(41,953)		(28,798)		(41,456)		(16,036)
(Loss) for the year	(12,498)		(62,026)		(50,914)		(35,461)		(18,710)
(Loss) per share: basic and diluted	(12.4	)p	(49.6	)p	(37.9	)p	(24.9	)p	(15.8	)p
Weighted average number of shares used in computing basic and diluted earnings per share (thousands)	100,739		125,092		134,305		142,163		114,709
FINANCIAL POSITION AT END OF YEAR:
Cash and bank deposits	45,538		71,620		61,200		79,543		75,394
Total assets	82,655		127,785		231,044		304,893		322,457
Total shareholders funds	33,316		59,215		128,466		198,484		217,109
Total number of shares in issue	103,936		115,027		134,963		149,389		143,673
Share capital	2,078		2,300		2,699		2,988		2,873
FINANCIAL CONDITION AT END OF YEAR:
Working capital	20,226		38,619		19,454		51,867		53,486

        The table below sets forth selected consolidated financial data at the dates and for the periods indicated, prepared in accordance with U.S. GAAP and expressed in pounds sterling:

	YEARS ENDED APRIL 30,
	2003		2002		2001		2000		1999
	£000		£000		£000		£000		£000
RESULTS OF OPERATIONS
Revenue	78,592		87,068		95,075		80,470		70,035
Operating profit (loss)	2,565		(13,784)		(5,518)		(4,168)		(20,066)
Operating profit (loss) from continuing operations	2,565		(15,185)		(2,960)		(16,445)		(15,049)
Net income (loss) for the year	1,123		(18,680)		(18,427)		(1,497)		(17,538)
Earnings (loss) per share: basic and diluted	1.1	p	(14.9	)p	(13.7	)p	(1.1	)p	(12.6	)p
Earnings (loss) per share from continuing operations: basic and diluted	0.5	p	(22.9	)p	(3.4	)p	(9.7	)p	(10.8	)p
Weighted average number of shares used in computing basic and diluted earnings per share (thousands)	100,739		125,263		134,305		142,163		139,588
FINANCIAL POSITION AT END OF YEAR:
Cash and Cash Equivalents	45,538		71,620		61,200		79,543		75,394
Total assets	74,470		108,053		175,018		209,386		200,484
Shareholders' equity	25,131		39,483		72,440		102,977		95,136
Total number of shares in issue	103,936		115,027		134,963		149,389		143,673
Share capital	2,078		2,300		2,699		2,988		2,873
FINANCIAL CONDITION AT END OF YEAR:
Working capital	20,226		38,619		19,454		51,867		53,486

(1)
Data for periods prior to 2001 have been restated to present the operations of the E-Solutions, ACT and EDC Divisions as discontinued operations.

(2)
U.S. GAAP data for the period ended April 30, 1999 has been restated to include the acquisition of Intersolv, Inc., which was accounted for using the pooling-of-interests method.

(3)
We fully adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," in the year ended April 30, 2003 and as a result, £7.8m of goodwill, net of amortisation, ceased to be amortised. The 1999 to 2002 consolidated financial data include amortisation of goodwill totalling £3.7m in 2002, £8.2m in 2001, £5.2m in 2000 and £2.2m in 1999.

Exchange rates

        We prepare our financial statements in accordance with U.K. GAAP, and expressed in pounds sterling. On 14 October 2003, the latest practicable date before printing this report, the noon buying rate was $1.6737 per £1. The following table shows the high and low noon buying rates during the months indicated:

$ per £1	HIGH	LOW
April 2003	1.6035	1.5458
May 2003	1.6545	1.5919
June 2003	1.6903	1.6234
July 2003	1.6742	1.6214
August 2003	1.6194	1.5621
September 2003	1.6760	1.5610

        The following table shows the average exchange rates for our last four fiscal periods, based on the average of the exchange rates on the last day of each month during the period:

$ per £1
Year ended April 30, 2003	1.60
Year ended April 30, 2002	1.44
Year ended April 30, 2001	1.46
Year ended April 30, 2000	1.60

B.    CAPITALIZATION AND INDEBTEDNESS

        Not required.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not required.

D.    RISK FACTORS

        You should carefully consider the following risk factors. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report on Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward-Looking Statements."

Our operating results may fluctuate significantly, and any fluctuations could adversely affect the price of our securities.

        Historically, our quarterly and annual operating results have fluctuated and we expect them to continue to fluctuate in the future. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of our securities would likely decrease. We expect that our operating results may fluctuate significantly in the future due to a variety of factors, including:

  •
  demand for, and acceptance of, our products,

  •
  the size and timing of customer orders and the lengthy sales cycle,

  •
  product life cycles,

  •
  our ability, and that of our competitors, to introduce and market new and enhanced product versions on a timely basis,

  •
  customer order deferrals in anticipation of new or enhanced products or technologies,

  •
  the timing of product introductions or enhancements by us or by our competitors,

  •
  technological changes in the software or hardware industries,

  •
  changes in the mix of distribution channels through which our products are offered,

  •
  purchasing patterns of distributors and retailers, including those based on customer budgeting cycles,

  •
  the quality of our products,

  •
  price and other competitive conditions in the industry, including consolidation in the industry,

  •
  changes in our level of operating expenses,

  •
  our inability to reduce expenses rapidly in response to any shortfall in revenue,

  •
  changes in our sales incentive plans,

  •
  changes in our executive or sales management,

  •
  our ability to acquire and effectively integrate, or divest, as the case may be, companies and products,

  •
  the cancellation of licenses during the warranty period,

  •
  non-renewal of maintenance agreements,

  •
  the effects of extended payment terms (particularly for international customers),

  •
  economic and/or political conditions generally or in various geographic areas, and

  •
  other factors discussed in this section.

Market volatility may cause the price of our securities to decline.

        The market price of our securities has been, and is likely to continue to be, highly volatile. The global stock markets have experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our securities.

        Factors that could adversely affect our market price include:

  •
  actual or anticipated fluctuations in our operating results,

  •
  changes in financial estimates or trading recommendations by securities analysts,

  •
  announcements of technological innovations,

  •
  new products or new contracts achieved by us or by our competitors,

  •
  developments with respect to patents, copyrights or other proprietary rights,

  •
  conditions and trends in the software and other technology industries,

  •
  adoption of new accounting standards, or new interpretations of existing standards affecting the software industry, and

  •
  general market conditions.

        In the past fiscal year, the Company and certain of its present and former officers and/or directors agreed to settle a class action lawsuit alleging, among other things, violations of the U.S. securities laws (see note 22 to the financial statements set out elsewhere in this 20-F). There can be no assurance that the Company and/or its officers and directors may not be the subject of additional lawsuits in the future in connection with, among other things, the possible market price volatility of our securities.

Our insignificant backlog and long sales cycle combined with costs that are fixed, make it difficult to predict future revenue and compensate for a revenue shortfall.

        Historically, we have operated with little product backlog because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume, magnitude and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Furthermore, the timing of customer orders is typically weighted toward the end of the fiscal quarter and we therefore derive a substantial portion of our quarterly revenue from transactions occurring relatively late in the quarter. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs is fixed in the short term and does not vary with revenue. Because of these factors, small variations between anticipated orders and actual orders, as well as the occurrence or non-occurrence of non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. Historically, we have been dependent upon large enterprise transactions with individual customers. Moreover, if significant sales occur earlier in a given period than expected, operating results for later quarters may suffer.

The current depressed general economic and market conditions could cause decreases in demand for our software and related services, which could negatively affect our revenue and operating results and the market price of our securities.

        Downturns in general economic and market conditions such as those being experienced at present may result in customers postponing or cancelling software purchasing decisions. If demand for our software and related services decreases, our revenues may decrease and our operating results would be negatively impacted. The market price of our securities could similarly be negatively impacted as the result of this decreased demand and resulting effect on operating results.

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

        In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favour. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or to obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims we initiate against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

Competition can lead to pricing pressures and loss of market.

        Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies, including customers, may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers. Consolidation within our industry may exacerbate the competitive risks described above.

International sales account for a significant portion of our revenue, which exposes us to the business and economic risks of global operations.

        In fiscal years 2003, 2002 and 2001, sales to customers outside of the United States represented approximately 38%, 43% and 39% of our revenue, respectively. We intend to continue our non-U.S. business.

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

        Substantially all of our senior management personnel are relatively recent hires, including but not limited to our President and Chief Executive Officer, Gerald Perkel, who joined the company in September 2001, and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to successfully conduct our business in the future. Our success depends, to a significant degree, upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including, as the case may be, key personnel of acquired companies. We cannot ensure the continued employment of our key personnel and we do not maintain key person life insurance on any of these persons.

If we are unable to manage growth, our business may be adversely affected.

        To manage our growth effectively, we must continue to improve our systems and to motivate and effectively manage an evolving workforce. If management is unable to effectively manage a changing and growing business, the quality of our products, retention of key employees and our results of operations could be materially adversely affected.

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

        The rights of shareholders and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985, and by our Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations. You may have more difficulty asserting your rights as a shareholder than you would as a shareholder of a company organized in a jurisdiction within the United States.

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

        Historically the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. In 2003 and 2002 fluctuations between the U.S. dollar and the pound sterling have been significant, going from $1.4572 per £1 at April 30 2002 to $1.5982 per £1 at April 20 2003. In fiscal years 2002 and 2001 and, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were not material. We prepare consolidated financial statements expressed in G.B. pounds. We translate revenue, costs and expenses arising in currencies other than the reporting currency using average exchange rates. We translate assets and liabilities denominated in currencies other than the reporting currency at exchange rates in effect at the balance sheet date.

Risks related to doing business with the United States government

        We sell our products, maintenance, training and services, directly and indirectly, from time to time, to agencies of the U.S. government. Companies selling to the U.S. government may be subject to a variety of specialized regulations governing areas such as employment practices, product pricing and discount practices, and contract management. Our compliance with the terms and conditions of individual government contracts, including, but not limited to contractual disclosures, and sales activity reporting systems, have been audited in the past, are currently audited, and may be audited in the future. There can be no assurance that any such audit may not result in a cost adjustment, refund, penalty and/or further investigation. Any of these possible scenarios could be expensive and distracting to us, in terms of the time and management of personnel and outside professional resources needed to respond to the government's audit or investigation demands, and the associated costs.

ITEM 4. INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        We are a U.K. resident public limited company (registered company number 01709998) and we operate under the laws of England and Wales. We were incorporated in England on March 28, 1983 as a public limited company under the Companies Acts of Great Britain under our original name, Micro Focus Group plc. In May 1983, we obtained a quotation on the Unlisted Securities Market of the London Stock Exchange, and in June 1984 became a fully listed company on the London Stock Exchange. In May 1992, we became listed on the Nasdaq National Market. In February 1999, we changed our name from Micro Focus Group plc to Merant plc. Our registered office is Abbey View, Everard Close, St. Albans, Hertfordshire AL1 2PS, England, and our telephone number at that location is 011 44 1727 812812.

        Our operational headquarters and the principal place of business in the United States of our indirect wholly owned subsidiary, Merant Inc., is 3445 NW 211th Terrace, Hillsboro, Oregon 97124. We have appointed CT Corporation, 818 West Seventh St., 2nd Floor, Los Angeles, CA 90017 as the agent for service of process for Merant Inc.

Important Events

Fiscal 2003

        During the prior year, we began a process of returning excess capital to shareholders through the repurchase for cancellation of its ordinary shares on the open market. This activity continued in the year ended April 30, 2003.

        Between 11 June 2002 and 15 January 2003 we purchased for cancellation 11,991,229 ordinary shares (having a nominal value of £240,000), representing approximately 10% of our issued share capital at the time the authority was granted. The aggregate consideration was £11,777,000, representing an average price of approximately £0.98 per ordinary share. Authority to make these purchases was granted by shareholders at an extraordinary general meeting on 6 June 2002. The shares were purchased on the London Stock Exchange and were cancelled immediately. The authority expired, however, on 6 June 2003 and as such we have no further buy back authority.

        On 18 December 2002, the United States District Court for the Northern District of California approved the proposed settlement of all claims in the class action securities litigation pending against us and certain of our current and former officers and directors. All payments made under the settlement and associated costs have been paid by our insurance carrier and, as a result, the settlement did not impact our financial statements.

        During 2003 we created the Merant Employee Benefit Trust 2003 for the purpose of granting share options to our employees. We directed Merant Trustees Limited (the trustees of Merant's 1994 Employee Benefit Trust and Merant's 2003 Employee Benefit Trust) to purchase ordinary shares for use under Merant's 1999 Employee share Purchase Plan and 2003 Share Incentive Plan. From March 2003 through 1 October 2003 the Trustees had completed the purchase of 3,400,000 shares at a total cost of £4,687,650.

Fiscal 2002

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

Fiscal 2001

        In February 2001 a plan was announced to discontinue the operations and business of the E-Solutions division. The plan was completed during May 2001. The results of operations of the business amounted to a net loss of £9.5m in fiscal 2001 and net income of £0.3m in 2000. In fiscal 2001 we also recorded the loss arising on the discontinuance of the business which amounted to £11.2m. The loss included the write off of unamortised goodwill, which totaled £8.0m.

        In the fourth quarter of fiscal 2001, on February 20, 2001, we completed the acquisition of the Enterprise Division of NetObjects, Inc. and entered the web content management segment of the enterprise change management market. Merant Collage, formerly NetObjects Collage, is a browser-based, scalable enterprise content management platform that manages the web content lifecycle. The total consideration for the transaction was £12.6m, payable in cash. This transaction has been accounted for using the purchase accounting method. We capitalized the difference between the purchase price and the estimated fair value of the net tangible liabilities acquired as goodwill. We are amortizing this amount, which totaled £13.1m, over its estimated economic life of five years.

Discontinued operations

a)
EDC Division

        On November 8, 2001, we completed the sale of our EDC Division to Golden Gate Capital for £20.5m, payable in cash, subject to post-closing adjustment based on the value of assets transferred. Our shareholders approved the transaction at an extraordinary general meeting held on October 30,

2001. On completion, we received a cash payment of £15.2m. After writing off the unamortized portion of goodwill attributed to the EDC Division, we recorded a loss of £2.1m on the disposal.

b)
ACT Division

        In the third quarter of fiscal 2000, on November 23, 1999, we acquired for the ACT Division all of the outstanding stock of EnterpriseLink Technology Corporation, a privately held supplier of enterprise extension software based in Campbell, California. The total consideration for the transaction was £8.7m, payable as a combination of cash and assumption of debt.

        Also in the third quarter of fiscal 2000, on January 8, 2000, we acquired for the ACT Division the remaining 79.9% of the outstanding stock of Northern Software Partners AS, our distributor for the Nordic region, based in Oslo, Norway. The total consideration for the transaction was £2.6m, payable in cash. Northern Software Partners AS changed its name to Merant Nordic AS on January 21, 2000.

        On August 10, 2001, we completed the sale of our ACT Division to Golden Gate Capital and Parallax Partners. Our shareholders approved the transaction at an extraordinary general meeting held on July 23, 2001. On completion, we received a cash payment of £37.6m. After writing off the unamortized portion of goodwill which arose on the acquisitions for the ACT Division, we recorded a loss of £1.0 million on the disposal.

        In the fiscal year ended April 30, 2003 we finalised the sale of the EDC and ACT divisions (see below). The final settlement after all post closing contractual adjustments resulted in a reduction in the total loss on disposal of £0.6m for both EDC and ACT which is recorded as an exceptional gain in 2003.

        In October 2001 we completed the sale of our real estate in Newbury, England, for £10.8m. Following the disposal of the ACT Division, we decided it was no longer appropriate to retain ownership of this facility. We realized a pre-tax loss of £1.8m on the transaction.

Principal Capital Expenditures

        During 2003, we invested £2.6m for the purchase of computer hardware, leasehold improvements, and for further investment in our management information systems, compared to £2.6m in 2002 and £6.8m in 2001. The decline in these expenditures from 2001 to 2002 reflects the disposal of the ACT and EDC Divisions.

B.    BUSINESS OVERVIEW

OPERATIONS AND PRINCIPAL ACTIVITIES

        Merant designs, develops and markets software products and services for enterprise change management, software configuration management and web content management, under the Merant brand (formerly the PVCS® brand). Merant solutions help companies improve their ability to manage change software applications, code and web content. Managing change well helps customers align IT initiatives to business requirements and provides the ability to see, measure and analyze assets and processes to optimize return on investments (ROI).

Merant Professional

        Merant Professional™ combines Merant Version Manager™, Merant Tracker™ and Merant Build in a single package for software configuration management. Targeted at the team-centric needs of software projects, Merant Professional enables teams of any size to protect software assets, automate development tasks and manage the many changes and issues involved in team development.

Merant Dimensions

        Merant Dimensions™ is a complete enterprise change management infrastructure that enables cross-platform and distributed process enforcement and configuration management for both software and hardware assets. Unique to the market, Merant Dimensions provides the benefits of a single metadata repository for change management across the enterprise, regardless of platform, location or IDE, and with the security of rigorous closed-loop change management. In a single, tightly integrated system, Dimensions provides everything businesses need to understand, implement, and audit changes to assets and business operations, with full, auditable control of the process. Dimensions is available in Standard, Enterprise and z/OS editions.

Merant Collage

        Merant Collage™ is a complete web content lifecycle solution that provides automated web content management, design, contribution and deployment. At far lower cost than comparable solutions, Collage provides an easy way to manage and track web assets and content contributors, while enforcing access rights, improving productivity, speeding deployment, and freeing busy IT staff from routine web maintenance chores.

The Merant Professional Services Business

        Merant's Professional Services organization assesses customer requirements, helps identify and establish best practices for a customer's needs, selects the appropriate Merant products for the customer's goals, and helps implement the solution. The Merant Professional Services organization also includes Merant University to provide product training for customers, Merant Hosted Services for an ASP licensing model to obtain selected Merant products, and the SupportNet™ service for worldwide 24/7 technical support of Merant products.

Application Change Management:

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

Principal Markets

        Our end-user customers consist of corporate data processing center personnel, independent software vendors, software developers, value-added resellers and computer equipment manufacturers worldwide. Our customer base is broad, and no individual customer accounted for more than 10% of total revenue in fiscal years 2003, 2002 or 2001. Additionally, our business does not concentrate on any specific industry.

        We market our products and services throughout the world. For a geographic analysis of our revenue based on operations in the Americas, Europe, and Asia/Pacific, see Item 5.A. "Operating Results".

Seasonality

        Our revenue is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, we have historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognise a high proportion of quarterly revenue during the last several weeks of a fiscal quarter and significant fluctuations in new order revenue can occur due to the size and timing of customer orders. Our quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

Raw Materials

        The products that we ship are comprised primarily of software programs copied onto CD-ROM. The raw materials used for this medium are widely available.

Marketing Channels

        We market and distribute our products on a worldwide basis through multiple channels. Sales are made directly, using a combination of telesales, field sales, third party distribution and the Internet. We currently have local sales and marketing operations in the United States, the United Kingdom, Australia, France, Germany, Italy, Japan, Korea and Singapore. Our direct sales effort is augmented with a network of independent software vendors, dealers, distributors, original equipment manufacturers and value added resellers in many countries around the world, in addition to Merant offices.

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

        For more information regarding our proprietary technology, see Item 3.D. "Risk Factors—'Protection of our intellectual property is limited, which may affect our competitive position' and 'Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products' ".

Competition

        Rapid technological change and aggressive competition characterize the markets we serve. Competition can lead to pricing pressures and loss of market share. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions. These solutions may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies, including customers, may develop competitive products. In addition, the software industry is characterized generally by low barriers to entry, meaning new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers.

Government Regulations

        We are a U.K. company with substantial operations in, and revenue derived from, U.S.-based activities. Accordingly, we are subject to the Companies Act 1985, among other applicable laws of England and Wales, as well as to U.S. federal securities laws, and other applicable U.S. federal, state and local laws. For more information regarding issues associated with our various corporate legal relationships, please see Item 3.D. "Risk Factors—'The rights of our shareholders may differ from the shareholder rights of a U.S. corporation' and 'U.S. judgments may not be enforceable against us' ".

C.    ORGANIZATIONAL STRUCTURE

        We operate in many countries around the world through direct and indirect subsidiaries, of which two are significant—Merant International Ltd., incorporated in England and Wales, and Merant Inc. incorporated in California. Both of these subsidiaries are wholly-owned and controlled, directly or indirectly, by Merant plc.

D.    PROPERTY, PLANT AND EQUIPMENT

        In October 2001, we sold our real estate, which consisted of approximately 80,000 square feet of office space located on an 8-acre site in Newbury, England. We presently lease approximately 6,000 square feet of office space in this facility from the new owner.

        We also lease office space for our sales, distribution and development operations. Major facility leases at April 30, 2003 include the following:

LOCATION	PURPOSE	FACILITY SIZE (SQUARE FEET)
Hillsboro, OR	Operational headquarters	63,785
Mountain View, CA	Sales & development	56,000
St. Albans, U.K.	Sales & development	20,000

        We also maintain facilities, principally sales and distribution offices, around the world. In the United States, these are located in Rockville, MD and Chicago, IL. We sub-lease a facility in Morrisville, NC. Outside the United States, we maintain offices in Melbourne, Australia; Duffel, Belgium; Allerod, Denmark; Paris, France; Ismaning, Germany; Milan and Rome, Italy; Newbury, United Kingdom; Tokyo, Japan; Seoul, Korea; and Singapore.

        We are not aware of any environmental issues that may affect the utilization of any of these facilities. We have no present material plans to construct new facilities, or to expand or improve any of these existing facilities, as our facilities are sufficient to meet our current needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements, set forth elsewhere in this Form 20-F.

        We prepare our financial statements in accordance with United Kingdom Generally Accepted Accounting Practices (U.K. GAAP), and expressed in pounds sterling. Profit and loss accounts are translated at average rates. An analysis of the differences between U.K. and U.S. GAAP applicable to us is set forth in note 25 to our financial statements, included elsewhere in this Form 20-F.

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

Critical accounting policies

        The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

        Note 1 to the financial statements provides a summary of the significant accounting policies followed in the preparation of the financial statements.

        We believe that the following critical accounting policies affect our more significant estimates and judgments used in preparing our consolidated financial statements.

Revenue recognition

        We derive revenues from three primary sources: (1) software licenses, (2) maintenance subscriptions, and (3) training and consulting. While the basis for software license revenue recognition is substantially governed by the provisions of Statement of Position No. 97-2, Software Revenue Recognition, and Statement of Provision No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants, we exercise judgment and use estimates in connection with the determination of the amount of new software license, software license updates and product support and services revenues to be recognized in each accounting period.

        For software license arrangements we recognize software license revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products; (3) fees are deemed fixed or determinable; and (4) collection is probable.

        The vast majority of our software license arrangements include maintenance contracts, which are recognized ratably over the term of the arrangement, typically one year. Software license updates and product support are generally priced as a percentage of the net new software license fees.

        Certain of our software arrangements include training and consulting services. Consulting revenues from these arrangements are accounted for separately from new software license revenues when payment of the licence fees is not dependent on the performance of the training and consulting services. These service revenues are typically recognized as the service is provided.

        For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by "vendor specific objective evidence." Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, we use the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Allowance for doubtful accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly review the adequacy of our accounts receivable allowance by making a provision based upon the size of the accounts receivable balance and based upon invoices with known issues that may affect payment. The allowance for doubtful accounts represent our best estimate, but changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.

Valuation of goodwill

        Goodwill arising on acquisitions, under U.K GAAP, is capitalised and amortised over the expected useful economic life which is generally five years. Under U.S. GAAP goodwill arising on acquisitions is also capitalised but is not amortised. We regularly review business conditions for an event that may signify goodwill impairment. If such an event is identified then we will undertake an impairment test on the value of goodwill and if an impairment is identified we will make the necessary adjustments in accordance with Financial Reporting Standard 11.

        Goodwill, under U.K GAAP, is required to be tested for impairment when an event is identified that may signify a diminution in value. Under U.S. GAAP we are required to test for impairment on an annual basis. Significant management judgment is required to determine the fair value of the reporting unit for example, in forecasting the underlying cash flows of the unit and in determining the fair value of the assets and liabilities of the unit. If alternative management judgments were adopted in implementing this impairment exercise then different outcomes could be arrived at.

Deferred taxation

        Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date. We regularly review our unrecognised deferred tax assets to determine whether or not they should be recognised in accordance with Financial Reporting Standard 19. Significant management judgment is required in assessing our future profitability and our likelihood of realising our deferred tax assets in the foreseeable future. If alternative management judgments were adopted then this may result in different outcomes.

A.    OPERATING RESULTS

        We prepare our financial statements in accordance with U.K. GAAP, and expressed in pounds sterling. A detailed analysis of the differences between U.K. and U.S. GAAP is set forth in note 25 to our financial statements.

        Throughout the year we made very good progress toward our goal to return the Company to profitability, as illustrated by the following accomplishments:

  •
  Operating loss from continuing operations in fiscal 2003 (year ended 30 April 2003) decreased to £10.7m compared to the £42.0m loss reported in fiscal 2002 (year ended 30 April 2002)

  •
  Fiscal 2003 revenue from continuing operations declined 9.7% from fiscal 2002 due to difficult economic conditions continuing.

  •
  In fiscal 2003, we trimmed total operating expenses by £64m or 46.7% compared to fiscal 2002.

  •
  During fiscal 2003, Merant returned an additional £11.8m to shareholders through market repurchases of our ordinary shares. We have now completed our return of capital through share buybacks originally announced in December of 2001, with a total share repurchase of approximately £35m or 32.2m shares, representing 24% of the then outstanding issued share capital.

  •
  Notwithstanding very difficult economic and market conditions, we continued our investment in new and updated products, spending 23% of total revenue on research and development in fiscal 2003 compared with 20% in fiscal 2002.

  •
  Our fiscal 2003 closing balance sheet continued to be very strong with £45.5m in cash and marketable securities and no debt.

Operating results

        The following table summarises the results of our operations, prepared in accordance with U.K. GAAP and expressed in pounds sterling:

	2003		Change	2002		Change	2001
	£'000			£'000			£'000
Licence fees	29,636		-11%	33,387		-21%	42,193
Maintenance subscriptions	38,902		-2%	39,779		13%	35,065
Training and consulting	10,054		-27%	13,902		-22%	17,817

Revenue: continuing business	78,592		-10%	87,068		-8%	95,075
Revenue: discontinued business	—			31,207			120,358

Total revenue	78,592		-33%	118,275		-45%	215,433

Cost of revenue: continuing business	(16,203)		-23%	(21,116)		-15%	(24,852)
Cost of revenue: discontinued business	—			(5,510)			(29,534)

Total cost of revenue	(16,203)		-39%	(26,626)		-51%	(54,386)

Gross profit	62,389			91,649			161,047
Research and development	(17,792)		-26%%	(24,187)		-39%	(39,774)
Sales and marketing	(32,158)		-45%	(58,922)		-43%	(103,667)

Amortisation of goodwill and other intangibles	(13,485)		-62%	(35,896)		-18%	(43,967)
Other general and administrative	(9,646)		-46%	(18,042)		35%	(13,401)

Total general and administrative	(23,131)		-57%	(53,938)		-6%	(57,368)

Total operating expenses	(73,081)		-47%	(137,047)		-32%	(200,809)

Operating (loss): continued business	(10,692)		-75%	(41,953)		46%	(28,798)
Operating (loss): discontinued business	—			(3,445)			(10,964)

Total operating (loss)	(10,692)		-76%	(45,398)		14%	(39,762)

Exceptional items	(2,921)			(18,242)			(14,571)
Net interest	815			1,614			4,287

(Loss) on ordinary activities before taxation	(12,798)			(62,026)			(50,046)

Taxation	300			—			(868)

Retained (loss) for the year	(12,498)			(62,026)			(50,914)

(Loss) per share: basic and diluted	(12.4	)p		(49.6	)p		(37.9	)p

        Revenue:    Revenue from continuing operations declined £8.5 million or 10% relative to fiscal 2002. The decrease in revenue is attributable to the downturn in the information technology market, including the market for enterprise change management software, during 2003. Licence fee revenue decreased by £3.7 million, primarily due to economic conditions that resulted in a decline in the number of large enterprise deals. Maintenance subscriptions decreased by £0.9 million, caused by general economic conditions, although the decrease was far lower in percentage terms (2%) than licence fees which shows a high retention rate from our existing customer base. Training and consulting revenue declined by £3.9 million because of the decline in license fees and in particular a decrease in the number of large enterprise deals.

        Revenue from continuing business was £87.1 million in fiscal 2002, a decrease of £8.5 million or 8% relative to 2001, due to the downturn in the information technology market, including the market for enterprise change management software, during 2002.

        The following table analyses total revenue for the last three fiscal years by geographic market:

	2003	Change	2002	Change	2001
	£'000		£'000		£'000
United Kingdom	13,972	-20%	17,517	-44%	31,271
United States	48,977	-35%	75,468	-43%	132,190
Europe (excluding U.K.)	11,329	-39%	18,519	-51%	37,625
Other	4,314	-36%	6,771	-53%	14,347

Total revenue	78,592	-33%	118,275	-45%	215,433

        In fiscal 2003, the United States contributed 62% of total revenue, compared to 64% in 2002 and 61% in 2001. The United Kingdom contributed 18%, compared to 15% in 2002 and 15% in 2001. Europe contributed 14%, compared to 16% in 2002 and 17% in 2001.

        Cost of revenue:    Cost of revenue includes the cost of product materials, packaging and distribution costs, royalties to third party software developers for the licencing of add-on software products, and salaries and benefits for technical support and training and consulting personnel. These costs represented 21% of continuing revenue in 2003, compared to 24% in 2002 and 26% in 2001. The decreases reflect continuing savings in product materials arising from the supply of documentation on CD-ROM, and the increasing share of continuing maintenance revenue which has low associated cost of sales, which increased to 50% in 2003, from 46% in 2002 and 37% in 2001.

        Operating expenses:    Operating expenses include our research and development, sales and marketing and general and administrative costs (which include amortisation of goodwill and other intangibles). Our total operating expenses decreased by 47% in 2003 relative to 2002 as a direct result of the aggressive restructuring actions and general spending controls initiated over the year. Total operating expenses decreased by 32% in 2002 relative to 2001as a result of the disposal of Microfocus and Data Direct.

        Amortization of goodwill:    We amortize goodwill over its estimated economic life, but we review goodwill for impairment if events or circumstances indicate that the carrying value may not be recoverable. In fiscal 2003 and 2002, we made no acquisitions and no goodwill was capitalized, in 2001 we began amortizing goodwill that arose on the acquisition of the Enterprise Division of NetObjects, Inc. In fiscal 2003 we completed the amortization of Intersolv goodwill, therefore recording lower charges in 2003 compared to 2002 and 2001.

        Operating (loss):    In fiscal 2003 we reported an operating loss from continuing operations of £10.7 million, compared to a loss of £41.9 million in 2002 and £28.8 million in 2001.

Discontinued operations

        The following table summarises the results of our discontinued operations:

	2003	2002	2001
	£'000	£'000	£'000
Revenue	—	31,207	120,358
Operating (loss)	—	(3,445)	(10,964)

        Discontinued operations consists of the pre-disposal operations of our ACT and EDC Divisions, which we sold in fiscal 2002, and our E-Solutions Division, which we terminated in fiscal 2001. We sold our ACT Division at the end of the first quarter of 2002, and our EDC Division at the end of the second quarter of fiscal 2002. In 2001, the ACT and EDC Divisions contributed revenue of £114.7m, and our E-Solutions business contributed £5.7m.

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

        Operating loss:    In fiscal years 2002 and 2001 we reported operating losses on discontinued operations—for the periods prior to disposal—of £3.4m and £11.0m respectively. In fiscal 2000, our discontinued operations generated an operating income of £3.3m.

Total operating (loss)

        In fiscal 2003, we reported a total operating loss (incorporating continuing and discontinued operations) of £10.7 million, compared to £45.4 million in fiscal 2002 and £39.8 million in 2001. The reduction in the total operating loss in Fiscal 2003 was related to the disposal of the ACT and EDC Division in Fiscal 2002 and the aggressive restructuring and expense controls that have been implemented over the prior 18 months, and the reduced charges in relation to amortisation of goodwill. The increase in the total operating loss in 2002, compared to 2001 relates to the restructuring costs in connection with the disposal of the ACT and EDC divisions.

Non-Operating exceptional items:

        In the fiscal years 2003, 2002 and 2001, we reported exceptional items as disclosed in the following table and discussed in the commentary below:

	2003	Change	2002	Change	2001
	£'000		£'000		£'000
Fundamental restructuring	(3,515)	-74%	(13,342)	n/a	—
Loss on disposal of fixed assets	—	-100%	(1,761)	n/a	—
Gain/(loss) on termination of business operations	594	-119%	(3,139)	-72%	(11,317)
Amounts written off on investments	—	n/a	—	100%	(3,254)

        In the year ended April 30, 2003 we:

  •
  recorded fundamental restructuring charges of £3.5m. £2.4m arose in the first half and £1.1m arose in the second half of the year. The amounts were all related to the Group's previously announced restructuring programme with the aim of re-focusing the Group into the software configuration management market, plus growth initiatives, and to return the Group to profitability.

  •
  Of the £3.5m charge £1.6m related to employee severance packages, mainly in North America and Europe, associated with the finalisation of the management team and the realignment of resources solely on ECM and related growth initiatives. The remaining £1.9m related to the abandonment of facilities and equipment associated with the reduction of excess infrastructure due to the disposal of ACT and EDC.

  •
  recorded a gain of £0.6 million in relation to the final settlement on the disposals of the ACT and EDC divisions in fiscal 2002.

        In the year ended April 30, 2002 we:

  •
  recorded a charge of approximately £13.3 million to provide for the costs arising from the fundamental restructuring of the company, which resulted from our strategy of divesting non-core operations and concentrating resources on our Enterprise Change Management business. This process involved the disposal of the ACT and EDC Divisions and the relocation of our operational headquarters, and the consequent resizing of our operations. The charge includes a provision of approximately £10.4 million for redundancy payments in connection with the closure of offices in the U.K., U.S.A., and Continental Europe, £0.9 million for write-downs of surplus assets and £2.0 million in other costs related to the resizing of the company.

  •
  recorded a loss of £1.8 million on the sale of our facility in Newbury, England.

  •
  recorded a charge of £3.1 million which represented the losses on the disposal of the ACT and EDC Divisions.

        In the year ended April 30, 2001, we:

  •
  recorded a charge of £3.3 million representing actual and anticipated losses on our investment in our own shares. We acquired our own shares in order to fulfill our obligations to the 1999 Employee Share Purchase Plan (ESPP). Under the terms of the ESPP, we are committed to selling shares to participants of the ESPP at prices based on current market values. Because of the decline in the market value of our shares during the year, we incurred actual losses amounting to £1.3 million on sales of our own shares during the year, and have provided for future losses of £1.9 million.

  •
  recorded a charge of £11.3 million which represented the cost of terminating our consulting business. It consisted of the carrying value of goodwill written off (£6.5 million), severance payments (£0.6 million) and other closure costs related to excess facilities (£4.2 million).

Income taxes

        Our tax rate in each of the last three years has been significantly distorted by the permanent differences between accounting profits and taxable profits, primarily the difference in the treatment of amortization of goodwill, which is generally not an allowable expense for tax purposes. The tax rate is also impacted by reserves being established for tax benefits of net operating losses for which realization is not assured and by the distribution of taxable profits and losses among the tax jurisdictions in which we operate. We include an analysis of the charge for income taxes, and an analysis of differences between the effective rate and the U.K. statutory rates, in note 9 to the consolidated financial statements.

        The tax credit for 2003 was £0.3m which related to the release of previous accrued tax provisions in the fiscal year. There was a tax charge of £0.9m in fiscal 2001. There was no tax charge in 2002.

        The income tax returns of some of our U.S. subsidiary undertakings for the years ended January 31 1996 to 1997 have been examined by the IRS, which has proposed increases to the amount of U.S. income taxes due in respect of those years. We do not expect that any adjustments that may result from this examination will have a material adverse impact on our consolidated operating results or financial position.

Loss for the year

        Net loss for 2003 was £12.5 million or 12.4p per share. This compares to a net loss of £62.0 million or 49.6p per share in 2002 and £50.9 million or 37.9p per share in 2001. The reduction in the retained loss in Fiscal 2003 was related to the disposal of the ACT and EDC Division in Fiscal 2002 and the aggressive restructuring and expense controls that have been implemented over the prior 18 months, and the reduced charges in relation to amortisation of goodwill. The increase in the total operating loss in 2002, compared to 2001 relates to the restructuring costs in connection with the disposal of the ACT and EDC divisions.

Business combinations

        We have made several acquisitions in recent years but none in fiscal 2003 or 2002. Each of these transactions was accounted for using the acquisition method (similar to the "purchase method" under U.S. GAAP). Where the purchase price exceeded the estimated fair value of the net tangible assets acquired, the excess was allocated to goodwill. We provide for amortization of the goodwill over its economic life, which we estimate to be five years.

        On February 20 2001, we completed the acquisition of the Enterprise Division of NetObjects, Inc., a developer of web content management software based in Redwood City, California. Through this acquisition, we bought products and services for the continuing operations of our ECM Division. The total consideration was approximately £12.6m, payable in cash. Goodwill arising on this transaction totalled £13.1m.

        On December 6 1999, we acquired all of the outstanding stock of Trillium Software Corporation, a privately held supplier of change management software based in Eden Prairie, Minnesota. Through this acquisition, we bought products and services for the continuing operations of our ECM Division. The total consideration was £2.8m. Goodwill arising on this transaction totalled £2.7m.

        In fiscal 2000, we also completed three acquisitions for divisions of our business which we now report as discontinued operations:

        On August 3 1999, we acquired all of the share capital of Essential Software, Inc., a privately held Internet professional services firm based in Raleigh, North Carolina. The total consideration for the transaction, which amounted to £10.1m, was payable in cash. Essential Software, Inc. formed part of our E-Solutions business, and when we terminated the E-Solutions Division, we included the unamortised portion of the goodwill, which amounted to £6.5m, in the loss on discontinued operations (see note 3 to the financial statements included in Item 17 of this Form 20-F).

        On November 23 1999, we acquired all of the share capital of EnterpriseLink Technology Corporation, a privately held supplier of enterprise extension software based in Campbell, California. The total consideration was £8.7m. The EnterpriseLink technology was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition was added to the net loss on the disposal of the ACT Division reported in 2002.

        On January 8, 2000, we acquired for the ACT Division the remaining 79.9% of the outstanding stock of Northern Software Partners AS, its distributor for the Nordic region, based in Oslo, Norway. The total consideration for the transaction was £2.6m, payable in cash. Northern Software Partners AS, which changed its name to Merant Nordic AS on January 21 2000, was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition was added to the net loss on the disposal of the ACT Division reported in 2002.

Exchange rate fluctuations

        For an explanation of the impact to our business of exchange rate fluctuations, see Item 11.

B.    LIQUIDITY AND CAPITAL RESOURCES

        During fiscal 2003, our cash balances decreased £26.1m to £45.5m. We used £14.1m to fund our operating activities and £11.7m to repurchase approximately 11.99m of our ordinary shares for cancellation.

        In fiscal 2002, our cash balances increased by £10.4m to £71.6m. We earned £10.8m from the sale of our Newbury facility, and £45.0 million from the sale of our ACT and EDC Divisions. We used £22.7m to fund our operating activities and £23.1m to repurchase approximately 20.25m of our ordinary shares for cancellation.

        In fiscal 2001, operating activities generated £19.7m in cash. We spent £12.6m on the acquisition of the Enterprise Division of NetObjects, Inc, and invested £6.8m in computer and telecommunications equipment and other fixed assets. In addition, £1.4m, net, was absorbed by corporate share plans, as the amount we invested in our own shares exceeded the proceeds we earned from selling shares to option-holders on the exercise of their options and to participants in the Employee Share Purchase Plan. We also spent £13.8m on the shares which we purchased for cancellation in August 2000. Our cash balances declined in the year by £18.3m to £61.2m.

        We expect to continue our investing activities, including expenditures for computer systems for research and development, sales and marketing and administrative staff. Furthermore, we may use cash reserves to purchase our shares and to acquire software companies, products or technologies that are complementary to our business.

        During fiscal 2003 we were authorized to acquire our own shares, subject to market and business conditions, for the benefit of our employee share plans. In accordance with this authority, Merant Trustees Limited acquired 1.8m ordinary shares at a cost of £2.4m in 2003, and 5.4m ordinary shares during 2001 at a cost of £5.2m. Merant Trustees Limited did not acquire any shares under this authority in fiscal 2002.

        Our cash and bank deposits consist of high interest deposit accounts. At April 30, 2003 we had no debt. We had a line of credit in place during fiscal 2002 under the terms of which unsecured financing of up to £5.0m was available. This facility was cancelled voluntarily in April 2002. At April 30, 2001, we had borrowings of £1.4m against this line of credit.

        The following table summarises our contractual obligations at April 30, 2003 and the effect these contractual obligations are expected to have on our liquidity and cash flows in future periods;

	2004	2005	2006	2007	2008	Later years
	£'000	£'000	£'000	£'000	£'000	£'000
Operating leases	3,624	3,317	2,690	2,021	1,629	6,409
Capital commitments	360	—	—	—	—	—

	3,984	3,317	2,690	2,021	1,629	6,409

        We believe it is important to maintain a conservative capital structure and a strong cash position. Our investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements.

        We believe that our existing cash and bank deposits, in combination with internally generated funds, will be more than sufficient to meet cash requirements in fiscal 2004.

        We believe that, following an extensive review of the business, there are no other financing arrangements requiring disclosure.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        For a discussion of our research and development activities, patents and licenses, see Item 4.B "Business Overview".

D.    TREND INFORMATION

        For a discussion of our expectations regarding our future operating expenses and capital resources, see Items 5.A. "Operating Results" and 5.B "Liquidity and Capital Resources".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The directors and senior management (and their ages) as of April 30, 2003 were as follows:

NAME	AGE	POSITION
J. Michael Gullard	58	Chairman of the Board
Gerald Perkel	48	President and Chief Executive Officer
Harold Hughes	57	Non-executive director
Michel Berty	64	Non-executive director
Barry X Lynn	52	Non-executive director
Don C. Watters	60	Non-executive director
Scott Hildebrandt	47	Senior Vice President, Chief Financial Officer
Stephen King	44	Senior Vice President & General Manager
Robert F. Dunne	49	Senior Vice President, Sales
Robert Blaskowsky	38	Chief Information Officer
Diane Williams	49	Vice President, Human Resources
John Stuart(1)	47	Vice President & General Manager—EMEA Region
Stephen M. Going	39	Vice President, General Counsel & Company Secretary

(1)
Mr Stuart's employment with the Company ceased on April 30 2003. In May 2003 Rees Withers joined the Company as Senior Vice President & General Manager—EMEA Region

        Mr. Gullard was appointed a non-executive director in May 1995 and was elected chairman in March 1996. He is general partner of Cornerstone Management, a California based venture capital and consulting firm that provides strategic focus and direction for technology companies primarily in the software and data communications industries. He is also a director of JDA Software Group, Inc., and Celeritek, Inc., and is Chairman of Netsolve, Inc., each a publicly-traded U.S. company. Mr. Gullard's 28 years in the technology industry include a number of executive and management posts at Telecommunications Technology Inc. and Intel Corporation. He holds a masters of business administration and a bachelor of arts degree from Stanford University in California.

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

        Mr. Hughes was appointed a non-executive director in December 1993. Mr. Hughes worked for 26 years with Intel Corporation, where he held senior positions in financial and operational management. He is currently a director of the London Pacific Group Ltd., a publicly traded financial services company, Xilinx, Inc., a publicly traded provider of programmable logic solutions, Atsana Semiconductor Corp., a venture-backed semiconductor company, eVineyard, a privately held company and Remec Inc., a publicly traded communications company.

        Mr. Berty was appointed a non-executive director of the Company following the acquisition of Intersolv, Inc. in September 1998. He had been a non-executive director of Intersolv, Inc. since 1997. In July, 2003, Mr. Berty commenced service as CEO and Chairman of Security Biometrics Inc., a U.S. company publicly traded on the over-the-counter market. He is also on the boards of directors of Sapiens International Corporation N.V., a publicly-traded software solutions provider based in the Netherlands Antilles. He is also a director of iGate Corporation, a U.S. publicly traded company listed on NASDAQ, and Dataraid, e-Vantage Solutions, Inc., and NetGain, all of which are privately-owned U.S. based corporations. From 1972 until 1997 he was an executive of the Cap Gemini Group and served as Chairman of Cap Gemini America from 1993 to 1997.

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

        Mr. Hildebrandt joined the company as Senior Vice President and Chief Financial Officer in November 2001. He has over 24 years experience in executive and financial management positions primarily focused in the high technology industry. Before joining Merant, Mr. Hildebrandt served as the Senior Vice President, Finance and Chief Financial Officer of InFocus Corporation. Prior to InFocus, he spent over 14 years in various executive and financial management positions at Tektronix, Inc. and 6 years with Deloitte and Touche, CPA's. Mr. Hildebrandt is a CPA.

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

        Mr. Withers joined Merant in May 2003 as Senior Vice President and General Manager EMEA. Mr Withers graduated as an engineer from The University of Bath in the UK, and has held sales and marketing positions with Xerox. He was hired by Tektronix, Inc. in Europe to develop its international distribution and was subsequently appointed to Tektronix' international marketing group in the United States. He then moved into the healthcare industry, firstly as Vice President of European Sales and Marketing of Invacare. In the late 90's he joined with Warburg Pincus, a major US private equity investor, to create, as CEO, a new European healthcare group.

        Mr. Blaskowsky joined the company as Chief Information Officer in January 2002. Before joining Merant, Rob was Vice President and Chief Information Officer of Niku Corporation. Prior to Niku, Rob served as information systems director, Color Printing and Video and Networking Divisions of Tektronix, Inc.

        Ms. Williams joined the company in December 2001 as Vice President of Human Resources. Before joining Merant, she served as Vice President of Human Resources for Tektronix, Inc., for

RadiSys Corporation and for Sequent Computer Systems. She also held sales management positions at Sequent and at Compaq Computer Corporation.

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

B.    COMPENSATION

        The following table sets forth information concerning total compensation earned or paid to our directors, and to our senior management (as a group) for the fiscal year ended April 30, 2003:

NAME	SALARY	BONUS	OTHER	TOTAL
	£'000	£'000	£'000	£'000
J. Michael Gullard	102	—	—	102
Harold Hughes	26	—	—	26
Michel Berty	24	—	—	24
Barry X Lynn	23	—	—	23
Don C. Watters	27	—	—	27
Gerald Perkel	288	474	11	773
Senior management, as a group (7 persons)	1,045	443	446	1,934

	1,535	917	457	2,909

        On 1 April 2003 each non-executive director agreed to cancel and terminate all outstanding options held in exchange for a one-time cash payment based on the spread of the market value over the exercise price, given a hypothetical share appreciation over the remaining period of exercisability. The total cash payment to all the directors was £116,000.

        The following table sets forth information concerning options granted to our directors and senior management during the fiscal year ended April 30, 2003:

NAME	NUMBER OF OPTIONS TO PURCHASE ORDINARY SHARES GRANTED	EXERCISE PRICE PER SHARE IN POUNDS STERLING	EXPIRATION
Gerald Perkel	687,500	0.84	September 24, 2012
Scott Hildebrandt	250,000	0.84	September 23, 2012
Stephen King	312,500	0.76	December 4, 2012
Robert F. Dunne	187,500	0.76	December 4, 2012
Robert Blaskowsky	87,500	0.76	December 4, 2012
Diane Williams	125,000	0.76	December 4, 2012
Stephen M. Going	75,000	1.21	March 30, 2013

C.    BOARD PRACTICES

        The following table sets forth information concerning our directors and executive officers as of April 30, 2003:

NAME	CURRENT OFFICE(S) HELD	COMMENCEMENT OF OFFICE	TERMINATION/ RENEWAL DATE OF OFFICE
J. Michael Gullard	Chairman of the Board	May 1995	Annual general meeting 2004
Gerald Perkel	President and Chief Executive Officer	September 2001	Annual general meeting 2003
Harold Hughes	Non-executive director	December 1993	Annual general meeting 2005
Michel Berty	Non-executive director	September 1998	Annual general meeting 2005
Barry X Lynn	Non-executive director	September 1999	Annual general meeting 2004
Don C. Watters	Non-executive director	December 1999	Annual general meeting 2003
Scott Hildebrandt	Senior Vice President, Chief Financial Officer	November 2001	Not applicable
Stephen King	Senior Vice President & General Manager	February 2002	Not applicable
Robert F. Dunne	Senior Vice President, Sales	February 2002	Not applicable
Robert Blaskowsky	Chief Information Officer	January 2002	Not applicable
Diane Williams	Vice President, Human Resources	December 2001	Not applicable
John Stuart(1)	Vice President & General Manager—EMEA Region	April 2000	Not applicable
Stephen M. Going	Vice President, General Counsel & Company Secretary	March 2002	Not applicable

(1)
Mr. Stuart's employment with the Company ceased on 30 April 2003. In May 2003 Mr. Rees Withers joined the Company as Senior Vice President and General Manager—EMEA Region.

        Remuneration for non-executive directors is determined by the Board as a whole, based upon the advice of an independent advisor who has provided details of compensation awarded to directors of comparable companies. Non-executive directors receive an annual retainer and earn additional fees for attendance at Board meetings and for time spent on other Company-related business. Fees are set within the limits stipulated in our Articles of Association.

        Non-executive directors are eligible to participate in the Merant 1998 Share Option Plan, details of which are set out in note 23 to the financial statements. However, the Board of Directors has elected to suspend the use of stock options as a means of compensating non-executive directors and, effective 1 April 2003, each non-executive director agreed to terminate and cancel all the outstanding options in exchange for a one-time cash payment. The aggregate amount paid to all directors in the exchange was £116,000.

        The Board has appointed a remuneration committee (see below, under Item 6.C "Sub-committees of the Board"). The remuneration committee evaluates executive compensation and advises the Board regarding the compensation package for our executive director, based on the need to attract, motivate, and retain individuals of the necessary calibre. It is determined by reference to relevant market data for the countries in which the director performs his duties, and recognises the continuing competitive market in the sectors in which we operate. The chief components of the executive director's remuneration, as they applied to the holder of that office during the year ended 30 April 2003, are as follows:

        Basic salary:    the salary rate for the executive director is reviewed annually, taking into account our financial performance, individual job performance, market trends and data relating to executive director compensation of companies in comparable circumstances.

        Performance-related bonus:    the executive director is eligible for an annual performance-related bonus. The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if our performance exceeds the targets set. The bonus is based on fixed formulae measuring our performance against targets set at the beginning of the financial year. In the case of Mr. Perkel, the annual target bonus was based on a plan presented to and approved by the Board of Directors prior to the commencement of the fiscal year.

        Pension contributions:    we do not operate a pension scheme for our directors. The executive director is eligible to participate in our retirement plan for U.S.-based employees (401(k) plan), whereby we will partially match employee contributions to the plan, subject to the rules of the U.S. Internal Revenue Service.

        Other benefits:    the executive director is entitled to participate in all welfare plans and policies provided to other senior executives, including tax and financial planning, medical, dental, disability, life, accidental death and travel insurance.

        Compensation for loss of office:    the level of compensation we offer is determined by the need to provide the executive director with a competitive package in accordance with the criteria described above. In the case of Mr. Greenfield, our former chief executive officer and executive director who was replaced by Mr. Perkel in September 2001, this entitlement did not exceed the equivalent of two years' pay and consisted of a maximum of one year's salary and bonus as severance and an additional one year's salary and bonus for services rendered for twelve months following termination and as consideration for certain non-compete covenants. In addition, his welfare benefits would continue for eighteen months. In the event that Mr. Perkel's employment is terminated without cause or he resigns under certain defined circumstances, Mr. Perkel will be entitled to receive twelve monthly severance payments equal to his monthly base salary, plus a proportion of his bonus. The bonus amount due in each month will be the greater of one-twelfth of (i) his annualised actual bonus over the twelve months preceding the termination, or (ii) 50% of the annual target bonus. In addition, his welfare benefits would continue for the duration of the severance period. Mr. Perkel has agreed to a 12-month non-competition covenant on termination preventing him from engaging in competition with the Group. If Mr. Perkel is terminated without cause or resigns for good reason, at any time, from the date the Board of Directors approves a transaction which, if consummated, will result in a change of control and continuing for 12 months following the effective date of the change of control, Mr. Perkel is entitled to receive, for a period of 24 consecutive months following the termination or resignation, an amount equal to the sum of monthly base salary plus one twelfth of his annual target bonus.

        Share plans:    the executive director is eligible to participate in the Merant share option plans. Option prices are set at the market price at date of grant, and are not offered at a discount. The grant of share options to the executive director, vesting over four years, is designed to ensure that an element of his remuneration is directly related to long-term growth in shareholder value. The options are not subject to any performance conditions. We do not impose specific Group performance thresholds or criteria for the vesting of options, choosing instead to manage directly the performance of each employee and take corrective actions as necessary. The executive director is also eligible to participate in our Employee Share Purchase Plan on the same terms as apply to all employees. Under the plan, employees may purchase shares at discounted rates. Details of these employee benefit plans are set out in note 23 to the financial statements.

        Long term incentives:    the executive director is not eligible for any other long-term incentive payments.

Sub-committees of the board:

        The Board is assisted by committees that have been established with written terms of reference. Their roles and composition are set out below.

Audit Committee

        The Audit Committee is appointed by the Board of Directors for the purpose of assisting the Board in fulfilling its oversight responsibilities and, to this end, with review of:

  •
  the financial statements and related reports we provided to our shareholders, securities regulators, other government or regulatory body, or the public;

  •
  our system of internal controls regarding finance, accounting, legal compliance, and ethics that Management and the Board has established from time to time; and

  •
  our auditing, accounting, and financial reporting processes.

The audit committee has the authority granted by the shareholders to set the compensation of the external auditor and is responsible for overseeing the external auditor's independence and performance. The audit committee also has the authority to fill a vacancy in the office of the external auditor by recommending a new auditor for approval by the Board and the shareholders. The external auditor reports directly to the audit committee, which is also responsible for resolving any disagreements between management and the external auditor regarding financial reporting.

        The audit committee consists of Mr. Hughes (chairman), Mr. Gullard and Mr. Watters, all of whom are non-executive directors. The audit committee meets at least quarterly to consider the adequacy of our system of internal controls, policies and procedures and the outcome of the external audit, and to review our annual and quarterly reports and accounts. It focuses particularly on compliance with legal requirements, accounting standards and the requirements of the U.K. Financial Services Authority, the SEC and Nasdaq, and on an ongoing basis reviews the effectiveness of our systems of internal financial controls. It also advises the Board on the appointment of our auditors together with their remuneration for both audit and non-audit work. The committee is authorized to investigate any activity within its charter, to seek any information it requires from any employee and to obtain independent professional advice if it considers this necessary. Members of senior management and the external auditor normally attend its meetings. The committee regularly meets in private session to confer with the auditors without the attendance of executive officers and other members of our management. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with the Board of directors.

        Management prepares a comprehensive system of budgets and forecasts with monthly reporting of actual results against targets, and provides the directors with regular updates on our financial performance. At its quarterly meetings, the Board is provided with an analysis of financial information that includes key performance and risk indicators. Our auditors are engaged to review our reported results and balance sheet at each quarter end, and to audit the annual results and balance sheet. The Board is responsible for reviewing and approving for publication the financial results for the previous quarter.

        We are responsible for providing the Audit Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Group, and other material as requested by the committee. We will assist the committee in maintaining appropriate financial literacy.

        We do not currently have an internal audit function. The Board has reviewed the need for an internal audit function but has decided that the current control mechanisms are sufficient for our size. The Board reviews the situation on an annual basis.

Remuneration Committee

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

D.    EMPLOYEES

        As of April 30, 2003, we had 590 full-time employees, with 135 based in the U.K., 67 based outside of the U.K. in Europe, 359 based in North America and 29 based in Australia, Japan, Korea and Singapore. These employees include 144 in product development, 66 in consulting, 20 in marketing, 194 in sales, 67 in answerline and 99 in finance, legal, administration and information technology. Our employees are not represented by any collective bargaining organizations and we have never experienced any work stoppages. We consider our relations with our employees to be good.

E.    SHARE OWNERSHIP

        The following table sets forth information concerning the share ownership (including outstanding share options) of our directors and executive officers as of April 30, 2003:

NAME	NUMBER OF ORDINARY SHARES OWNED	NUMBER OF ORDINARY SHARES WHICH MAY BE ACQUIRED UNDER OPTION SCHEMES	RANGE OF EXERCISE PRICE OF OPTIONS IN POUNDS STERLING	EXPIRATION DATE OF OPTIONS
J. Michael Gullard	126,774	—	—	—
Gerald Perkel	34,865	2,750,000 687,500	0.69 0.84	September 20, 2011 September 24, 2012
Harold Hughes	134,758	—	—	—
Michel Berty	24,758	—	—	—
Barry X Lynn	24,758	—	—	—
Don C. Watters	24,758	—	—	—
Scott Hildebrandt	34,865	1,000,000 250,000	0.89 0.84	November 18, 2011 September 23, 2012
Stephen King	12,910	1,250,000 312,500	1.08 0.76	February 3, 2012 December 4, 2012
Robert F. Dunne	3,273	750,000 187,500	1.04 0.76	February 24, 2012 December 4, 2012
Robert Blaskowsky	8,114	350,000 87,500	1.11 0.76	January 1, 2012 December 4, 2012
Diane Williams	2,749	500,000 125,000	1.02 0.76	December 9, 2011 December 4, 2012
John Stuart	12,000	40,000 200,000	3.10 1.07	April 5, 2010 February 11, 2012
Stephen M. Going	—	250,000 75,000	1.16 1.21	March 17, 2012 March 30, 2013

        We currently operate four share option plans: the 1996 and 1998 share option plans, and the 1994 and 2003 employee benefit trusts. These plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to the company and other eligible persons as determined by the board. The exercise price of options issued under these plans is the fair market value at the time the options are granted. Options are generally exercisable in monthly or annual instalments commencing one year after the date of grant. Unexercised options lapse when the option holder ceases to be employed by the company or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

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

        At April 30, 2003, there were outstanding stock options under the Merant plans and the Intersolv plan to purchase a total of 22,914,704 ordinary shares with exercise prices ranging from £0.65 to £6.28 and expiration dates ranging from May 2003 to March 2013.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        At October 1, 2003, the following interests of 5% or more in our share capital have been reported:

	SHARES HELD	PERCENTAGE HOLDING
Schroder Investment Management Limited	19,462,891	18.49%
Merant Trustees Limited	7,324,930	6.96%
UBS Asset Management Limited	5,747,161	5.46%

        We have previously reported interests of 5% or more in our share capital, as shown below:

  •
  At October 14, 2002, Schroder Investment Management Limited, owned 16,489,792 ordinary shares (representing 16.0% of the outstanding shares at that date), Fidelity International Limited owned 12,876,750 ordinary shares (12.5%) and UBS Asset Management Limited owned 6,887,196 ordinary shares (6.7%).

  •
  At October 14, 2001, Schroder Investment Management Ltd. owned 19,805,121 ordinary shares (representing 14.7% of the outstanding shares at that date).

  •
  At September 1, 2000, Schroder Investment Management Ltd. owned 18,501,308 ordinary shares (representing 13.7% of the outstanding shares at that date), and Merrill Lynch Group owned 14,241,773 ordinary shares (10.6%).

        At April 30, 2003, The Bank of New York, acting as Depositary Bank, held approximately 10% of our ordinary shares in respect of which American depositary shares (or ADSs) have been issued, evidenced by American depositary receipts (or ADRs). The Bank of New York held 11% of our ordinary shares at April 30, 2002 and 12% at April 30, 2001. The ADRs are traded on the Nasdaq National Market. On March 13, 1998, we split our ordinary shares on a 5-for-1 basis, but our ADSs did not split and, consequently, each ADS now represents five ordinary shares. Some of the holdings reported above may be held in the form of ADSs, but for the purposes of the table, numbers of ADSs have been converted to numbers of ordinary shares.

        We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

        Our major shareholders do not have different voting rights.

B.    RELATED PARTY TRANSACTIONS

        In fiscal 2000, one of our subsidiaries, Merant Inc., a California corporation, entered a loan agreement with Mr. Greenfield, who was Chief Executive Officer at the time. Details of the loan are set out in note 24 to the financial statements. The loan has been repaid in full subsequent to 30 April 2003.

        On February 20, 2002, Merant Inc. made a loan in the principal amount of $120,000 to Robert F. Dunne, the company's Senior Vice President of Sales. Under the terms of this loan, the outstanding principal balance bears interest at a rate of 5.25% per annum and the loan must be repaid through fixed and regular payroll deductions from salary and bonuses, if any, until such time as the loan is repaid in full.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not required.

ITEM 8. FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The "Consolidated Profit and Loss Account", "Consolidated Balance Sheet", "Consolidated Cash Flow Statement", "Notes to the Consolidated Cash Flow Statement", "Consolidated Statement of Total Recognised Gains and Losses", "Reconciliation of Movements in Shareholders' Funds", "Notes to the Financial Statements", and "Independent Auditors Reports" are included elsewhere in this Form 20-F.

Legal Proceedings

        In December 1998 and January 1999 seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on 9 June 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of American Depositary Shares of the Company during the period from 27 June 1998 to 12 November 1998, including the former shareholders of Intersolv, Inc. who acquired American Depositary Shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleged various violations of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material non-public information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly-amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On 20 December 2000 the Court issued a ruling granting in part and denying in part the defendant's motion to dismiss. The court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the Company's plans for its Y2K business. On 16 February 2001, the defendants answered the second consolidated amended complaint, denying the remaining allegations and asserting affirmative defences against the claim. On 19 June 2001 the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order")

        On 21 August 2002 the parties entered into a Stipulation of Settlement (the "Settlement Agreement") under which all claims in this litigation were settled. All payments made under the Settlement Agreement to settle this litigation and all associated costs were paid by the Company's insurance carrier. On December 18 2002, the United States District Court for the Northern District of California finally approved the settlement and the case was dismissed.

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

B.    SIGNIFICANT CHANGES

        There have been no significant changes since the balance sheet date.

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Market Price Information

        Our ordinary shares are listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange under the symbol MRN. They are also traded on the Nasdaq National Market in the United States in the form of ADSs under the symbol MRNT. In March 1998, we undertook a subdivision (or stock split) of our ordinary shares on a 5-for-1 basis and adjusted the value of our ADSs such that each ADS now represents five ordinary shares. All share and per-share amounts included in this report reflect the impact of this stock split.

        The following table sets forth the highest and lowest middle market quotation as reported in the Daily Official List of the United Kingdom Listing Authority (in respect of ordinary shares) for the periods indicated:

		HIGH	LOW
Year ended April 30, 1999		£6.75	£0.97
Year ended April 30, 2000		£4.87	£1.47
Year ended April 30, 2001:	First quarter	£1.65	£1.31
	Second quarter	£1.41	£0.71
	Third quarter	£1.10	£0.77
	Fourth quarter	£1.03	£0.62
Year ended April 30, 2002:	First quarter	£1.17	£0.64
	Second quarter	£1.13	£0.61
	Third quarter	£1.18	£0.81
	Fourth quarter	£1.18	£1.01
Year ended April 30, 2003:	First quarter	£1.10	£0.81
	Second quarter	£0.89	£0.70
	Third quarter	£1.01	£0.75
	Fourth quarter	£1.23	£0.96

        The following table sets forth the highest and lowest bid price as reported by the Nasdaq National Market System in respect of ADSs, (each of which represents five ordinary shares) for the periods indicated:

		HIGH	LOW
Year ended April 30, 1999		$57.25	$7.90
Year ended April 30, 2000		$39.00	$12.13
Year ended April 30, 2001:	First quarter	$14.75	$9.38
	Second quarter	$10.88	$5.00
	Third quarter	$8.69	$5.19
	Fourth quarter	$8.00	$4.05
Year ended April 30, 2002:	First quarter	$8.43	$4.45
	Second quarter	$8.43	$4.00
	Third quarter	$8.49	$5.75
	Fourth quarter	$8.65	$6.84
Year ended April 30, 2003:	First quarter	$8.40	$6.10
	Second Quarter	$6.90	$5.10
	Third Quarter	$5.60	$8.05
	Fourth Quarter	$10.00	$7.55

B.    PLAN OF DISTRIBUTION

        Not required.

C.    MARKETS ON WHICH OUR ORDINARY SHARES TRADE

        Our ordinary shares are listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange under the symbol MRN. Our shares are also traded on the Nasdaq National Market in the United States in the form of ADSs under the symbol MRNT. In March 1998, we undertook a subdivision (or stock split) of our ordinary shares on a 5-for-1 basis and adjusted the value of our ADSs such that each ADS now represents five ordinary shares. All share and per-share amounts included in this report reflect the impact of this stock split.

D.    SELLING SHAREHOLDERS

        Not required.

E.    DILUTION

        Not required.

F.     EXPENSES OF THE ISSUE

        Not required.

ITEM 10. ADDITIONAL INFORMATION

A.    SHARE CAPITAL

        Not required.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

        Our Memorandum of Association, as amended, filed as Exhibit 2.01 to our annual report on Form 20-F for the fiscal year ended January 1, 1997 (SEC File No. 0-19696) and our Articles of Association filed as Exhibit 2.02 to our annual report on Form 20-F for the fiscal year ending 30 April 1999, are incorporated in this Form 20-F by reference. In addition, we incorporate by reference the "Description of Securities to be Registered" included in the annual report on Form 20-F for the fiscal year ended April 30, 2000. The Transfer Agent and Registrar for our ADS's is Bank of New York.

C.    MATERIAL CONTRACTS

Acquisitions

        We have made several acquisitions in recent years but none in fiscal 2003 or 2002. Each of these transactions was accounted for using the acquisition method (similar to the "purchase method" under U.S. GAAP). Where the purchase price exceeded the estimated fair value of the net tangible assets acquired, the excess was allocated to goodwill. We provide for amortization of the goodwill over its economic life, which we estimate to be five years.

        On February 20 2001, we completed the acquisition of the Enterprise Division of NetObjects, Inc., a developer of web content management software based in Redwood City, California. Through this acquisition, we bought products and services for the continuing operations of our ECM Division. The total consideration was approximately £12.6m, payable in cash. Goodwill arising on this transaction totalled £13.1m.

        On December 6 1999, we acquired all of the outstanding stock of Trillium Software Corporation, a privately held supplier of change management software based in Eden Prairie, Minnesota. Through this acquisition, we bought products and services for the continuing operations of our ECM Division. The total consideration was £2.8m. Goodwill arising on this transaction totalled £2.7m.

        In fiscal 2000, we also completed three acquisitions for divisions of our business which we now report as discontinued operations:

        On August 3 1999, we acquired all of the share capital of Essential Software, Inc., a privately held Internet professional services firm based in Raleigh, North Carolina. The total consideration for the transaction, which amounted to £10.1m, was payable in cash. Essential Software, Inc. formed part of our E-Solutions business, and when we terminated the E-Solutions Division, we included the unamortised portion of the goodwill, which amounted to £6.5m, in the loss on discontinued operations (see note 4 to the financial statements included in Item 17 of this Form 20-F).

        On November 23 1999, we acquired all of the share capital of EnterpriseLink Technology Corporation, a privately held supplier of enterprise extension software based in Campbell, California. The total consideration was £8.7m. The EnterpriseLink technology was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition was set against the net loss on the disposal of the ACT Division reported in 2002.

        On January 8, 2000, we acquired for the ACT Division the remaining 79.9% of the outstanding stock of Northern Software Partners AS, its distributor for the Nordic region, based in Oslo, Norway. The total consideration for the transaction was £2.6m, payable in cash. Northern Software Partners AS, which changed its name to Merant Nordic AS on January 21 2000, was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition was set against the net loss on the disposal of the ACT Division reported in 2002.

        On September 24, 1998, we acquired all of the share capital of Intersolv Inc, a publicly owned corporation based in Rockville, Maryland, U.S.A. and listed on the Nasdaq National Market, for £160.9m. Intersolv was a provider of software solutions, focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal.

Dispositions

        On August 10, 2001, we completed the sale of our ACT Division to Golden Gate Capital and Parallax Partners. The transaction was conditional upon shareholder approval and other customary conditions of closing. Our shareholders approved the transaction at an extraordinary general meeting held on July 23, 2001. On completion, we received an initial cash payment of £37.6m.

        On November 8, 2001, we completed the sale of our EDC Division to Golden Gate Capital for £20.5m, payable in cash, subject to adjustments based on the value of assets transferred. The transaction was conditional upon shareholder approval and other customary conditions of closing.

        In October 2001 we completed the sale of our real estate in Newbury, England, for £10.8m. Following the disposal of the ACT Division, we decided it was no longer appropriate to retain ownership of this facility. We realized a pre-tax loss of £1.8m on the transaction.

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

        Merant plc and its subsidiaries are not permitted under English law to hold ordinary shares in the capital of Merant plc. Although we are presently authorized to repurchase our outstanding ordinary shares, as detailed herein, any repurchased shares must be cancelled. Our investment in own shares represents shares held by Merant Trustees Limited, which are included in our consolidated financial statements in accordance with U.K. GAAP (see note 13 to the financial statements).

        We are subject to legal restrictions on the amount of dividends we can pay our shareholders. In particular, the Companies Act 1985 of Great Britain provides that a publicly held company may pay dividends only if:

  •
  the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves; and

  •
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

  •
  the beneficial owner of the shares or ADSs and of the dividends paid with respect to the shares or ADSs;

  •
  an individual resident of the United States, a U.S. corporation, (or other entity treated as a corporation for U.S. tax purposes) or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries; and

  •
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

  •
  the U.S. shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency; and

  •
  the shares or ADSs are or have been used, held or acquired for the purposes of the trade, profession, vocation, branch or agency.

        A U.S. shareholder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the United Kingdom on or after March 17, 1998 and continues not to be resident or ordinarily resident in the United Kingdom for a period of less than five years of assessment and who disposes of shares or ADSs during that period will also be liable upon return to the United Kingdom to U.K. tax on capital gains, subject to any available exemption or relief, even though the shareholder is not resident or ordinarily resident in the United Kingdom at the time of the disposal.

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

  •
  other U.S. federal taxes (such as the estate tax) or state, local or foreign tax aspects of acquiring, holding, or disposing of shares or ADSs;

  •
  specific facts and circumstances that may be relevant to particular holders in light of their personal investment circumstances or status;

  •
  special tax rules that may apply to holders, including, without limitation, tax-exempt organizations, certain financial institutions, insurance companies and dealers in securities or foreign currencies;

  •
  special tax rules that may apply to holders that hold shares or ADSs as part of straddles, hedging transactions, constructive sales or conversion transactions; or

  •
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

  •
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

  •
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

U.S. Information Reporting and Backup Withholding

        In general, information reporting requirements may apply to payments of dividends and the proceeds from the sale or disposal of shares or ADSs paid within the United States, unless, an exemption applies. In connection with this information reporting, back-up withholding tax at the rate of 30% for 2003 and 2004 (currently scheduled to be reduced to 28% by 2006) may apply if;

  •
  the shareholder fails to furnish a tax payer identification number (TIN) to the payor;

  •
  the Internal Revenue Service notifies the payor that the TIN furnished by the shareholder is incorrect;

  •
  there has been a notification of the shareholder under-reporting with respect to interest and/or dividends described in Section 3604(C) of the Internal Revenue Code; or

  •
  there has been a failure of the shareholder to certify under penalty of perjury that the shareholder is not subject to back-up withholding under the Internal Revenue Code for certain payments.

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

  Foreign currency risk

        As a result of the significant investment in overseas operations, movements in foreign currency exchange rates can significantly affect the Group's balance sheet. Historically, the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds Sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless, fluctuations in exchange rates, particularly between the U.S. dollar and the pound Sterling, may have a significant impact on the Group's operating results. In 2003 and 2002 fluctuations between the U.S. dollar and the pound sterling have been significant, going from $1.4572 per £1 at 30 April 2002 to $1.5982 per £1 at 30 April 2003. However the Group has managed its assets and liabilities in such a way so as to minimize the overall net impact and, hence, net exchange rate gains or losses on operational transactions have not been significant.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        None

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

        Within 90 days prior to the filing date of this annual report on Form 20-F (the "Evaluation Date"), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer, Mr. Gerald Perkel, and the Company's Chief Financial Officer, Mr. Scott Hildebrandt, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as such term is defined under Rule 13a-14(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, Messrs. Perkel and Hildebrandt concluded that, as of the Evaluation Date, the disclosure controls and procedures in place at the Company were adequate to ensure that information required to be disclosed by the Company, including its consolidated subsidiaries, in reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable rules and regulations.

        The Company has not made any significant changes to its internal controls subsequent to the Evaluation Date. The Company has not identified any significant deficiencies or material weaknesses or other factors that could significantly affect these controls, and therefore, no corrective action was taken.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Not applicable

ITEM 16B. CODE OF ETHICS

        Not applicable

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Not applicable

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the report of KPMG Audit Plc. and Ernst & Young LLP, independent auditors, are filed as part of this annual report:

MERANT plc

FINANCIAL STATEMENTS 2003

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF MERANT PLC

        We have audited the accompanying consolidated balance sheet of Merant plc and its subsidiaries, as of 30 April 2003 and the related consolidated profit and loss account, consolidated statement of cash flows, total recognised gains and losses and reconciliation of movements in shareholders' funds for the year ended April 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Merant plc as of April 30, 2003 and the results of its operations and its cash flows for the year ended April 30, 2003 in conformity with generally accepted accounting principles in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected net income for the year ended April 30, 2003 and shareholders' equity as of April 30, 2003, to the extent summarized in Note 25 to the consolidated financial statements.

KPMG Audit Plc
Registered Auditor
St Albans
23 October 2003

REPORT OF INDEPENDENT AUDITORS

To the Directors of Merant plc

        We have audited the accompanying consolidated balance sheet of Merant plc as at April 30, 2002 and the related consolidated profit and loss accounts and consolidated statements of cash flow, total recognised gains and losses and movements in shareholders' funds for each of the two years in the period ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with United Kingdom Auditing Standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

        In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merant plc at April 30, 2002 and the consolidated results of its operations and its consolidated cash flows for each of the two years in the period ended April 30, 2002 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see note 25 of the Notes to the Financial Statements).

ERNST & YOUNG LLP
Reading, England
October 25, 2002

MERANT plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Years ended April 30	Notes	2003		2002		2001
		£'000		£'000		£'000
Turnover: continuing business
Licence fees		29,636		33,387		42,193
Maintenance subscriptions		38,902		39,779		35,065
Training and consulting		10,054		13,902		17,817

		78,592		87,068		95,075
Turnover: discontinued business	3	—		31,207		120,358

Total turnover	2	78,592		118,275		215,433

Cost of sales: continuing business
Cost of licence fees		1,852		1,429		2,164
Cost of maintenance revenue		5,179		5,855		5,490
Cost of service revenue		9,172		13,832		17,198

		16,203		21,116		24,852
Cost of sales: discontinued business	3	—		5,510		29,534

Total cost of sales		16,203		26,626		54,386

Gross profit		62,389		91,649		161,047

Operating expenses
Research and development		17,792		24,187		39,774
Sales and marketing		32,158		58,922		103,667

Amortization of goodwill and other intangibles		13,485		35,896		43,967
Other general and administrative		9,646		18,042		13,401

Total general and administrative		23,131		53,938		57,368

Total operating expenses		73,081		137,047		200,809

Operating (loss):
Continuing business		(10,692)		(41,953)		(28,798)
Discontinued business		—		(3,445)		(10,964)

Total operating (loss)	4	(10,692)		(45,398)		(39,762)
Exceptional items:
Continuing operations:
Fundamental restructuring costs	18	(3,515)		(13,342)		—
Loss on disposal of fixed assets		—		(1,761)		—
Amounts written off on investments		—		—		(3,254)
Discontinued operations:
Gain/(loss) on termination of business operation	3	594		(3,139)		(11,317)

(Loss) on ordinary activities, before interest income		(13,613)		(63,640)		(54,333)
Other interest receivable and similar income	7	843		1,751		4,466
Interest payable and similar charges	8	(28)		(137)		(179)

(Loss) on ordinary activities before taxation		(12,798)		(62,026)		(50,046)
Taxation	9	300		—		(868)

Retained (loss) for the year		(12,498)		(62,026)		(50,914)

(Loss) per share: basic	10	(12.4	)p	(49.6	)p	(37.9	)p
(Loss) per share: diluted	10	(12.4	)p	(49.6	)p	(37.9	)p

The accompanying notes form part of these financial statements.

MERANT plc

CONSOLIDATED BALANCE SHEET

		April 30 2003	April 30 2002
			Restated
		£'000	£'000
Fixed assets
Intangible fixed assets	11	8,606	21,782
Tangible fixed assets	12	1,970	3,255
Investments	13	6,993	5,858

Total fixed assets		17,569	30,895

Current assets
Stocks		90	94
Debtors	14	19,458	25,176
Cash and bank deposits		45,538	71,620

Total current assets		65,086	96,890
Creditors: amounts falling due within one year	15	44,860	58,271

Net current assets		20,226	38,619

Total assets less current liabilities		37,795	69,514
Provisions for liabilities and charges	18	4,479	10,299

Net assets		33,316	59,215

Capital and reserves
Called up share capital	19	2,078	2,300
Share premium account	20	201,741	200,865
Capital redemption reserve	20	937	697
Profit and loss account	20	(171,440)	(144,647)

Equity shareholders' funds		33,316	59,215

The accompanying notes form part of these financial statements.

MERANT plc

CONSOLIDATED CASH FLOW STATEMENT

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
Net cash (outflow)/inflow from operating activities	(8,225)	(22,752)	19,718
Returns on investments and servicing of finance:
Interest received	843	1,751	4,466
Interest paid	(28)	(137)	(179)

Net cash inflow from returns on investments and servicing of finance	815	1,614	4,287

Taxation	(475)	(2,026)	(1,889)
Capital expenditure and financial investment:
Purchases of tangible fixed assets	(1,395)	(2,592)	(6,785)
Capitalised software product assets and other intangibles	—	—	(62)
Investment in own shares	(2,250)	—	(5,212)
Proceeds from sale of own shares	1,370	1,316	3,836
Disposal of tangible fixed assets	—	11,594	—

Net cash (outflow)/inflow from capital expenditure and financial investment:	(2,275)	10,318	(8,223)
Acquisitions and disposals:
Proceeds from/(investment in) subsidiary undertakings	—	50,106	(12,962)
Net cash (sold) with subsidiary undertakings	—	(5,122)	—

Net cash inflow/(outflow) from acquisitions and disposals	—	44,984	(12,962)
Cash (outflow)/inflow before financing	(10,160)	32,138	931
Issue of ordinary shares	897	161	207
Cancellation of ordinary shares	(11,659)	(23,052)	(13,688)
Expenses attributable to issue/cancellation of ordinary shares	(118)	(403)	(150)
Bank loan	—	(1,404)	(362)

Net cash (outflow) from financing	(10,880)	(24,698)	(13,993)

(Decrease)/increase in cash	(21,040)	7,440	(13,062)

The accompanying notes form part of these financial statements.

MERANT plc

NOTES TO CONSOLIDATED CASH FLOW STATEMENT

Years ended April 30	2003	2002 Restated	2001
	£'000	£'000	£'000
(i)Reconciliation of operating(loss) to Net cash (outflow)/inflow from operating activities
Operating (loss)	(10,692)	(45,398)	(39,762)
Depreciation charges	2,257	10,661	8,789
Amortisation charges	13,485	35,896	43,967
Employee benefit trust costs	250
(Loss)/gain on sale of tangible fixed assets	—	(1,761)	837
Exceptional items	(2,921)	(8,854)	(9,901)
(Increase)/decrease in stocks	(3)	56	834
Decrease/(increase) in debtors	4,296	(5,149)	7,452
(Decrease)/increase in creditors	(14,897)	(8,203)	7,502

	(8,225)	(22,752)	19,718

(ii)Reconciliation to net funds
(Decrease)/increase in cash during the year	(21,040)	7,440	(13,062)
Cash inflow from movement in debt	—	1,404	362

	(21,040)	8,844	(12,700)
Translation difference	(5,042)	2,977	(5,281)

	(26,082)	11,821	(17,981)
Net funds, beginning of year	71,620	59,799	77,780

Net funds, end of year	45,538	71,620	59,799

	Balances at April 30 2000	Cash flow	Exchange differences	Balances at April 30 2001
	£'000	£'000	£'000	£'000
(iii)Analysis of net funds
Cash	79,543	(13,062)	(5,281)	61,200
Short term loans	(1,763)	362	(112)	(1,401)

	77,780	12,700	(5,393)	59,799

	Balances at April 30 2001	Cash flow	Exchange differences	Balances at April 30 2002
	£'000	£'000	£'000	£'000
Cash	61,200	7,440	2,980	71,620
Short term loans	(1,401)	1,404	(3)	0

	59,799	8,844	2,977	71,620

	Balances at April 30 2002	Cash flow	Exchange differences	Balances at April 30 2003
	£'000	£'000	£'000	£'000
Cash	71,620	(21,040)	(5,042)	45,538

The accompanying notes form part of these financial statements.

MERANT plc

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
(Loss) for the year	(12,498)	(62,026)	(50,914)
Currency translation adjustment	(2,518)	4,252	(5,116)

Total recognised gains and losses for the year	(15,016)	(57,774)	(56,030)

The accompanying notes form part of these financial statements.

MERANT plc

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
(Loss) for the year	(12,498)	(62,026)	(50,914)
Share buy back	(11,777)	(23,455)	(13,838)
Share options exercised	894	246	207
Shares cancelled	—	—	(357)
Goodwill taken to profit and loss account on disposal	—	11,732	—
Currency translation adjustment	(2,518)	4,252	(5,116)

Net (reduction in) shareholders' funds	(25,899)	(69,251)	(70,018)
Opening shareholders' funds	59,215	128,466	198,484

Closing shareholders' funds	33,316	59,215	128,466

The accompanying notes form part of these financial statements.

MERANT plc

NOTES TO THE FINANCIAL STATEMENTS

Note 1 Significant accounting policies

        The following accounting policies have been applied consistently in dealing with items that are considered material in relation to the Group's financial statements.

Basis of preparation

        The financial statements have been prepared in accordance with applicable accounting standards under the historical cost accounting rules.

Basis of consolidation

        The consolidated financial statements include the financial statements of Merant Plc (the Company) and its subsidiary undertakings made up to 30 April 2003. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Turnover

        Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to customers.

        The Group's revenue recognition policies are in accordance with the principles of AICPA's Statement of Position 97-2 (SOP 97-2) Software Revenue Recognition, amendments to SOP 97-2 in SOP 98-4 and 98-9 Software Revenue Recognition with respect to Certain Transactions, and the associated AICPA Technical Practice Aids.

        Licence fees:    the standard end user licence agreement for the Group's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. We also enter into other types of licence arrangements, typically with major end user customers, which allow for the use of our products, usually restricted by the number of employees, the number of users, or the licence term. Licence fees are recognized as revenues upon product shipment, provided a legally binding agreement is in place, fees are fixed or determinable and collection of the resulting debt is deemed probable. Fees from licences sold together with consulting services are generally recognized upon shipment if the above criteria have been met and payment of the licence fees is not dependent upon the performance of the consulting services. Where these criteria have not been met, both the licence and consulting fees are recognized as the services are performed.

        Maintenance subscriptions:    maintenance agreements generally call for the Group to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognised over the term of the support agreement on a pro-rata basis. Payments for maintenance fees are generally made in advance and are non-refundable.

        Training and consulting:    the Group recognises revenue from consulting and education as the services are performed.

Software product assets

        Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off to research and development costs when incurred. Purchased software assets are amortised using the straight line method over the useful economic life, which is no more than five years.

Goodwill

        Purchased goodwill arising on business combination in respect of acquisitions before 1 February 1998, when FRS 10 Goodwill and intangible assets was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

        Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on business combinations in respect of acquisitions since 1 February 1998 is capitalised. Goodwill is amortised to nil by equal annual instalments over its estimated useful life.

Tangible fixed assets

        Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets over their estimated useful economic lives as follows:

Freehold land & buildings	40 years
Leasehold improvements	over the shorter of the lease term and life of asset
Computer equipment	3 - 5 years straight line
Office equipment	5 - 11 years straight line

        The carrying values of tangible fixed assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Investments

        In the Group's financial statements investments are stated at cost unless, in the opinion of the Directors, there has been an impairment to their value in which case they are immediately written down to the estimated recoverable amount.

Leasing

        Rentals payable under operating leases are charged to the profit and loss account on a straight-line basis over the term of the lease.

Deferred taxation

        Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Cash and bank deposits

        Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Translation of foreign currencies

        Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

        The assets and liabilities of overseas subsidiary undertakings are translated at the closing exchange rates. Profit and loss accounts of such undertakings are consolidated at the average rates of exchange during the year. Gains and losses arising on these translations are taken to reserves, net of exchange differences arising on related foreign currency borrowings.

Pensions

        Merant has entered into arrangements under which it makes matching contributions to retirement plans independently administered by insurance companies and other financial institutions. Contributions are charged to the profit and loss account in the year in which they become payable.

Employee share schemes

        The cost of awards to employees that take the form of shares or rights to shares are recognised over the period of the employee's related performance.

Note 2 Segmental information

        The Group previously operated in four business divisions. The Group withdrew from its E Solutions Division during the year ended 30 April 2001, and disposed of its Application Creation & Transformation (ACT) and Enterprise Data Connectivity (EDC) Divisions during the year ended 30 April 2002. The operating results of those businesses are disclosed as discontinued operations. The Group now operates in one business segment, Enterprise Change Management. The following table analyses revenue by business segment, based on the Group's operating divisions

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
Turnover:
Enterprise Change Management Division	78,592	87,068	95,075
Discontinued operations:
Application Creation & Transformation Division	—	17,481	83,513
Enterprise Data Connectivity Division	—	13,726	31,196
E-Solutions Division	—	—	5,649

	78,592	118,275	215,433

Net operating (liabilities)/assets:
Enterprise Change Management Division	(19,215)	(18,263)	39,305
Discontinued operations:
Application Creation & Transformation Division	—	—	16,777
Enterprise Data Connectivity Division	—	—	5,725

	(19,215)	(18,263)	61,807

        The following table analyses worldwide operations by geographical area, based on the location of Group facilities.

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
Total turnover:
United Kingdom	13,972	21,368	36,561
United States	48,977	75,468	132,316
Europe (excluding U.K.)	11,329	18,836	39,473
Other	4,314	6,771	14,347

	78,592	122,443	222,697

Inter-segment turnover:
United Kingdom	—	(3,851)	(5,290)
United States	—	—	(126)
Europe (excluding U.K.)	—	(317)	(1,848)
Other	—	—	0

	—	(4,168)	(7,264)

Third party turnover:
United Kingdom	13,972	17,517	31,271
United States	48,977	75,468	132,190
Europe (excluding U.K.)	11,329	18,519	37,625
Other	4,314	6,771	14,347

	78,592	118,275	215,433

(Loss) on ordinary activities before interest and tax
United Kingdom	(4,999)	(40,834)	(39,944)
United States	(2,873)	(1,377)	1,550
Europe (excluding U.K.)	(2,397)	875	(2,205)
Other	(423)	(4,062)	837

	(10,692)	(45,398)	(39,762)

Net operating (liabilities)/assets:
United Kingdom	188,738	(2,422)	73,166
United States	(201,909)	(14,049)	(17,500)
Europe (excluding U.K.)	(1,405)	(666)	4,253
Other	(4,639)	(1,126)	1,888

	(19,215)	(18,263)	61,807

        Turnover to third parties is disclosed by origin above. This does not differ significantly from turnover to third parties by destination.

        Inter-segment turnover principally represents charges for product transfers and for administrative costs between locations. Operating (loss) excludes interest income and expense and, correspondingly, net operating (liabilities)/assets exclude interest-bearing assets and liabilities. The following table reconciles net operating (liabilities)/assets as shown above to net assets as shown in the balance sheet:

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
Net operating (liabilities)/assets	(19,215)	(18,263)	61,807
Cash and bank deposits	45,538	71,620	61,200
Bank loan	—	—	(1,401)
Investment in own shares	6,993	5,858	6,860

Net assets	33,316	59,215	128,466

Note 3 Discontinued business

        In the year ended 30 April 2002, the Group disposed its Application Creation and Transformation (ACT) Division and its Enterprise Data Connectivity (EDC) Division. The Group withdrew from its E Solutions Division during the year ended 30 April 2001. The Group reported the operating results of these businesses as discontinued operations. The following table discloses the operating results of each division for the years ended 30 April 2001 and 2002:

	ACT Division	EDC Division	E- Solutions Division	TOTAL
	£'000	£'000	£'000	£'000
Year ended April 30, 2001
Revenue	83,513	31,196	5,649	120,358
Cost of revenue	(18,170)	(2,841)	(8,523)	(29,534)

Gross profit	65,343	28,355	(2,874)	90,824
Research and development costs	(17,358)	(5,609)	—	(22,967)
Sales and marketing costs	(38,322)	(13,168)	(4,893)	(56,383)
General and administrative costs	(9,428)	(11,500)	(1,510)	(22,438)

Operating profit/(loss) before and after taxation	235	(1,922)	(9,277)	(10,964)

Year ended April 30, 2002
Revenue	17,481	13,726	—	31,207
Cost of revenue	(3,833)	(1,677)	—	(5,510)

Gross profit	13,648	12,049	—	25,697
Research and development costs	(3,738)	(2,616)	—	(6,354)
Sales and marketing costs	(6,215)	(5,803)	—	(12,018)
General and administrative costs	(4,866)	(5.904)	—	(10,770)

Operating (loss) before and after taxation	(1,171)	(2,274)	—	(3,445)

        The gain or loss arising on the termination of the divisions consists of the following:

Years ended April 30	ACT Division	EDC Division	Total 2003	Total 2002	Total 2001
	£'000	£'000	£'000	£'000	£'000
Net proceeds	—	—	—	56,301	—
Deduct:
Carrying value of goodwill now written off	—	—	—	(16,196)	(6,520)
Severance payments	—	—	—	—	(620)
Final settlement	—	594	594	—	—
Other disposal costs	—	—	—	(43,244)	(4,177)

	—	594	594	(59,440)	(11,317)

Gain/(loss) on business disposal, before and after taxation	—	594	594	(3,139)	(11,317)

        The year ended 30 April 2003 saw the finalisation of the disposal of two business units, ACT and EDC. The disposal of these business units occurred in the year ended 30 April 2002, however, final settlement of all post closing contractual adjustments was not reached until 2003, resulting in an exceptional gain of £594,000 being recorded in the year ended 30 April 2003.

Note 4 Operating (loss)

        Operating (loss) is stated after charging (or crediting):

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
Auditors' remuneration:
Audit (Group)	481	623	692
Audit (Company)	192	123	109
Non audit fees paid to the auditor (Ernst & Young)*	120	197	488
Non audit fees paid to the auditor (KPMG)	52	—	—
Operating lease rentals:
Plant & machinery	590	1,964	3,455
Other	2,114	4,863	6,033
Rental income	—	(277)	(339)
Depreciation of tangible fixed assets	2,257	7,632	8,789
Amortisation of intangible fixed assets—goodwill	13,371	35,322	42,482
—other	114	574	1,485
Research and development costs	17,792	24,187	39,774
(Gain)/loss on foreign exchange	(51)	869	(443)

*
Ernst & Young were auditors of the French and German subsidiaries

Note 5 Remuneration of directors

Years ended 30 April	2003	2002	2001
	£'000	£'000	£'000
Directors' emoluments	1,088	2,572	458
Company contributions to pension schemes	3	3	3
Compensation for loss of office	—	844	—

	1,091	3,419	461

        The aggregate of emoluments of the highest paid director was £770,000 (2002: £1,801,000, 2001: £327,000), and pension contributions of £3,000 (2002: £3,000, 2001: £3,000) were made on his behalf. In the year ended 30 April 2002 Mr. Greenfield, the Group's former chief executive officer, received additional compensation for loss of employment, approved by the board of directors, of approximately £844,000.

        On 1 April 2003 each non-executive director agreed to cancel and terminate all outstanding options held in exchange for a one-time cash payment based on the spread of the market value over the exercise price, given some assumed share appreciation over the remaining period of exercisability. The total cash payment to all the directors was £116,000.

        None of the directors exercised share options during the year.

Note 6 Staff numbers and costs

        The average monthly numbers of staff, including directors, employed by the Group was as follows:

Years ended 30 April	2003 No.	2002 No.	2001 No.
By location
United Kingdom	144	199	448
United States	368	575	1,027
Other	92	180	402

	604	954	1,877

By category
Sales and marketing	214	241	469
General and administration	99	167	328
Other	291	546	1,080

	604	954	1,877

        Staff costs, which include salaries, bonus and commissions, amounted to:

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
United Kingdom	8,169	13,890	21,225
United States	29,574	44,235	70,962
Other	5,298	10,577	18,569

	43,041	68,702	110,756
Social security costs	3,979	5,701	9,773
Other pension costs	448	1,570	2,699

	47,468	75,973	123,228

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

Note 7 Interest receivable and similar income

Years ended 30 April	2003	2002	2001
	£'000	£'000	£'000
Interest receivable and similar income	843	1,751	4,466

Note 8 Interest payable and similar charges

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
On bank loans and overdrafts	—	124	110
Other	28	13	69

	28	137	179

Note 9 Taxation

        The taxation charge consists of the following:

Years ended April 30	2003	2002	2001
	£'000	£'000	£'000
U.K. corporation tax
Current tax on income for the period	(476)	(307)	659
Double taxation relief	(192)	—	—

	(668)	(307)	659
Foreign tax
Current tax on income for the period	370	269	209
Adjustments in respect of prior periods	34	38
Other	(305)	—	—

Total current tax	(569)	307	209
Deferred Tax	269	—	—

Total tax (credit)/charge	(300)	—	868

        The following table analyses differences between taxes at the U.K. statutory tax rate and taxes at the effective rate:

Years ended 30 April	2003	2002	2001
	£'000	£'000	£'000
(Loss) on ordinary activities before tax	(12,798)	(62,026)	(50,046)
Current tax	(3,839)	(18,608)	(15,014)
Expenses not deductible for tax purposes	4,598	10,597	12,745
Tax losses	1,607	8,122	2,269
Others	(2,935)	(111)	868

Total current tax credit	(569)	—	868

Effective tax rate	4.4%	0%	(1.7)%

        The Group's effective tax rate in each of the past two years has been significantly distorted by the impact of permanent differences between accounting profits and taxable profits, principally the provisions for amortisation of goodwill which are not an allowable expense for tax purposes. The tax rate is also impacted by the distribution of corporate profits and losses among the tax jurisdictions in which the Group operates. The Group expects that its effective tax rate will continue to be significantly impacted by provisions for amortisation of goodwill in the year ended 30 April 2004.

        Merant has unrecognised deferred tax assets at 30 April 2003 of £12,493,000 (2002: £15,480,000). These assets relate to losses brought forward from previous years. The directors do not consider it appropriate to recognise this asset at the year end as the Group is not expected to be tax paying in the foreseeable future in the countries where the losses are held.

        The corporation tax returns of certain U.S. subsidiary undertakings for the financial years ended 31 January 1996 to 31 January 1997 have been examined by the U.S. Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those years. Based upon initial discussions with the UK Inland Revenue the Group believes that the outcome of the examination will not give rise to any adverse material profit and loss account adjustment to the financial statements.

Note 10 (Loss) per share

        Basic (loss) per share is computed as the (loss) for the year after taxation, divided by the weighted average number of ordinary shares outstanding during the year. Shares held by the employee share ownership trust are excluded, except for those which are contingently issuable, and for which all the conditions of issue have been met.

        Diluted (loss) per share is computed based on basic (loss) per share, as adjusted for shares issuable upon exercise of dilutive share options. The computation assumes the proceeds from the exercise of dilutive share options are used to repurchase the Company's ordinary shares at their average market price during each period.

Years ended 30 April	2003		2002		2001
	£'000		£'000		£'000
(Loss) after taxation	(12,498)		(62,026)		(50,914)

Weighted average number of ordinary shares:
In issue	105,796		130,702		139,952
Owned by employee share ownership trust	(5,057)		(5,610)		(5,647)

Used in computing basic and diluted (loss) per share	100,739		125,092		134,305

(Loss) per share: basic	(12.4	)p	(49.6	)p	(37.9	)p
(Loss) per share: diluted	(12.4	)p	(49.6	)p	(37.9	)p

        Share options were anti-dilutive and therefore excluded from the computations.

Note 11 Intangible fixed assets

	Software product assets	Goodwill	Total
	£'000	£'000	£'000
Cost:
At 1 May 2001	35,882	174,154	210,036
Currency fluctuations	(77)	0	(77)
Amounts written off on disposals	(31,749)	(54,791)	(86,540)

At April 30, 2002	4,056	119,363	123,419
Currency fluctuations	(351)	—	(351)
Additions	313	—	313

At 30 April 2003	4,018	119,363	123,381
Amortisation:
At 1 May 2001	33,712	100,941	134,653
Currency fluctuations	(67)	0	(67)
Amounts written off on disposals	(30,250)	(38,595)	(68,845)
Provision for the period	574	35,322	35,896

At April 30 2002	3,969	97,668	101,637
Currency fluctuations	(347)	—	(347)
Provision for the period	114	13,371	13,485

At 30 April 2003	3,736	111,039	114,775
Net book values:
At April 30 2002	87	21,695	21,782

At 30 April 2003	282	8,324	8,606

        Goodwill is amortised over its useful economic life which is a period of no longer than five years.

Note 12 Tangible fixed assets

	Freehold land and buildings	Leasehold improvements Restated	Office equipment Restated	Computer hardware and software Restated	Total Restated
	£'000	£'000	£'000	£'000	£'000
Cost:
At 1 May 2001	13,833	7,870	9,607	47,180	78,490
Currency fluctuations	—	(85)	(48)	(25)	(158)
Additions	—	730	146	1,716	2,592
Disposals	(13,833)	(1,705)	(4,283)	(36,449)	(56,270)

At 30 April 2002	—	6,810	5,422	12,422	24,654
Currency fluctuations	—	(521)	(324)	(749)	(1,594)
Additions	—	202	25	1,168	1,395
Disposals	—	(4,299)	(1,514)	(2,097)	(7,910)

At 30 April 2003	—	2,192	3,609	10,744	16,545
Depreciation:
At 1 May 2001	729	4,855	6,833	37,760	50,177
Currency fluctuations	—	(50)	(43)	(19)	(112)
Provision for the period	9	2,579	1,621	6,452	10,661
Disposals	(738)	(1,701)	(3,454)	(33,434)	(39,327)

At 30 April 2002	—	5,683	4,957	10,759	21,399
Currency fluctuations	—	(235)	(262)	(674)	(1,171)
Provision for the period	—	204	194	1,859	2,257
Disposals	—	(4,299)	(1,514)	(2,097)	(7,910)

At 30 April 2003	—	1,353	3,375	9,847	14,575
Net book values:
At 30 April 2002	—	1,127	465	1,663	3,255

At 30 April 2003	—	839	234	897	1,970

        Re-classifications—Certain prior year amounts have been re-classified to comply with current year presentation.

Note 13 Investments

        Investment in own shares represents the cost of ordinary shares in Merant plc acquired by Merant Trustees Limited on behalf of the Merant Employee Benefit Trust 1994 ("the 1994 Trust") and the

Merant Employee Benefit Trust 2003 ("the 2003 Trust"). The shares have been acquired for the employee share option plans and the Employee Share Purchase Plan (see note 23).

	Cost	Provisions	Value
	£'000	£'000	£'000
1994 Trust
At 1 May 2001	8,808	(1,948)	6,860
Sold to ESPP participants	(2,056)	1,054	(1,002)

At 30 April 2002	6,752	(894)	5,858
Sold to ESPP participants	(1,370)	506	(864)
Shares purchased	366	—	366
Additional provision	—	(250)	(250)

End of year	5,748	(638)	5,110

2003 Trust
At 1 May 2002	—	—	—
Shares purchased	1,883	—	1,883

At 30 April 2003	1,883	—	1,883

Total as at 30 April 2003	7,631	(638)	6,993

        As at 30 April 2003 the 1994 Trust owned 4,768,087 shares, representing 4.6% of the Company's issued ordinary shares, with a nominal value of £95,000 and a market value of £5,110,000. As at 30 April 2002 the 1994 Trust owned 5,565,869 shares, representing 4.8% of the Company's issued ordinary shares, with a nominal value of £111,000 and a market value of £5,955,000.

        During the year ended 30 April 2003 the Company established a new Trust, the Merant Employee Benefit Trust 2003 ("the 2003 Trust"). As at 30 April 2003 the 2003 Trust owned 1,550,000 (2002: nil) shares, representing 1.5% of the Company's issued ordinary shares, with a nominal value of £31,000 and a market value of £1,883,000.

        The Company has made provisions to reflect anticipated losses on the future sale of these shares to option holders and participants in the Employee Share Purchase Plan. The Trusts have not waived their right to dividends in respect of this shareholding. The assets and liabilities of the Trusts, as well as their operating costs, are included in Merant's consolidated financial statements.

Note 14 Debtors

	30 April 2003	30 April 2002
	£'000	£'000
Trade debtors	15,878	22,115
Deferred tax asset	—	269
Other debtors and prepaid expenses	3,580	2,792

	19,458	25,176

        All amounts are due within one year.

        Merant has unrecognised deferred tax assets at 30 April 2003 of £12,493,000 (2002: £15,480,000). These assets relate to losses brought forward from previous years. The directors do not consider it appropriate to recognise this asset at the year end as the Group is not expected to be tax paying in the foreseeable future in the countries where the losses are held.

        Included within other debtors and prepaid expenses is £392,000 (2002: £429,000) in relation to a loan outstanding from the Group's previous Chief Executive Officer, Mr. Greenfield and £75,000 ($120,000) in relation to a loan outstanding from the Group's Senior Vice President of Sales, Mr. Dunne (see note 24).

Provision for Bad and Doubtful Debts

	Balance at 1 May 2002	Charged to operating expenses	Charged to (credited from) other accounts	Amounts written off	Balance at 30 April 2003
	£'000	£'000	£'000	£'000	£'000
Provision for bad and doubtful debts
Year ended April 30:
2001	3,028	1,905	419	(1,592)	3,760
2002	3,760	1,433	(1,253)	(2,744)	1,196
2003	1.196	227	—	(240)	1.183

Note 15 Creditors: amounts falling due within one year

	30 April 2003	30 April 2002
	£'000	£'000
Trade creditors	1,237	2,612
Current corporation tax	5,988	6,950
Other taxes and social security costs	1,202	4,533
Product royalties and purchases	401	789
Accrued employee compensation and commissions	5,549	5,220
Deferred revenue	25,983	27,967
Other accrued expenses	4,500	10,200

	44,860	58,271

        Re-classifications—Certain prior year amounts have been re-classified to comply with current year presentation.

Note 16 Lease commitments

        Annual commitments under non-cancelable operating leases are as follows:

	Land and buildings		Other
	30 April 2003	30 April 2002	30 April 2003	30 April 2002
	£'000	£'000	£'000	£'000
Operating leases which expire:
Within one year	307	235	142	267
In the second to fifth years inclusive	2,052	3,413	211	700
Over five years	1,265	1,683	6	—

	3,624	5,331	359	967

Note 17 Capital commitments

        Capital commitments at the end of the financial year for which no provision has been made, are as follows:

	30 April 2003	30 April 2002
	£'000	£'000
Contracted	360	—

Note 18 Provisions for liabilities and charges

Restructuring provisions Restated
£'000
As at 1 May 2001	1,544
Charge for the year	9,237
Utilised	(472)
Currency fluctuations	(10)

As at 30 April 2002	10,299
Charge for the year	3,515
Utilised	(9,335)

As at 30 April 2003	4,479

        Re-classifications—Certain prior year amounts have been re-classified to comply with current year presentation.

        The provision for restructuring as at 30 April 2002 relates to the fundamental restructuring following the disposal of the Application Creation and Transformation Division and the Enterprise Data Connectivity Division in the year ended 30 April 2002.

        During the year the Group recorded fundamental restructuring charges of £3.5m. The amounts were all related to the Group's previously announced restructuring programme with the aim of re-focusing the Group into the software configuration management market, plus growth initiatives, and to return the Group to profitability.

Note 19 Called up share capital

	Ordinary shares of 2p each:
	Authorised	Issued	Amount
	£'000	£'000	£'000
Balance, 30 April 2000	212,000	149,389	2,988
Share buy-back	—	(14,409)	(288)
Share options exercised	—	182	3
Shares cancelled	—	(200)	(4)
Balance, 30 April 2001	212,000	134,962	2,699
Share buy-back	—	(20,247)	(405)
Share options exercised	—	312	6

Balance, 30 April 2002	212,000	115,027	2,300

Share buy-back	—	(11,991)	(240)
Share options exercised	—	900	18

Balance, 30 April 2003	212,000	103,936	2,078

        The issued shares are allotted, called up and fully paid.

        Merant plc has been authorised by its members to make market purchases of its own shares (within the meaning of section 163(3) of the Companies Act 1985). Between 11 June 2002 and 15 January 2003 the Company purchased for cancellation 11,991,229 ordinary shares with a nominal value of £240,000, representing approximately 10% of the Company's issued share capital at the time the authority was granted. The aggregate consideration was £11,777,000, representing an average price of approximately £0.98 per ordinary share. During the year ended April 30, 2002 the Company purchased for cancellation 20,247,291 ordinary shares at an average price of approximately £1.14 per share for an aggregate consideration of £23,052,000. During the year ended April 30, 2001 the Company purchased for cancellation 14,408,798 ordinary shares at an average price of approximately £0.95 per share for an aggregate consideration of £13,688,000. The shares were purchased on the London Stock Exchange and were cancelled immediately.

        In the year ended April 30 2003, 900,000 ordinary shares with a nominal value of £18,000 were issued for £894,000, representing an average price of approximately £0.99 per share. In 2002 312,000 ordinary shares with a nominal value of £6,235 were issued for £246,000, representing an average price of approximately £0.79 per share. In 2001 182,000 ordinary shares with a nominal value of £3,645 were issued for £207,000, representing an average price of approximately £1.97 per share.

Note 20 Share premium and reserves

	Share premium account	Capital redemption reserve	Profit and loss account
	£'000	£'000	£'000
Balance, 30 April 2000	200,421	—	(4,925)
Share buy-back	—	288	(13,838)
Retained loss for the year	—	—	(50,914)
Share options exercised	204	—	—
Shares cancelled	—	4	(357)
Currency translation	—	—	(5,116)

Balance, 30 April 2001	200,625	292	(75,150)

Share buy-back	—	405	(23,455)
Retained loss for the year	—	—	(62,026)
Share options exercised	240	—	—
Goodwill previously written off	—	—	11,732
Currency translation	—	—	4,252

Balance, 30 April 2002	200,865	697	(144,647)

Share buy-back	—	240	(11,777)
Retained loss for the year	—	—	(12,498)
Share options exercised	876	—	—
Currency translation	—	—	(2,518)

Balance, 30 April 2003	201,741	937	(171,440)

        The cumulative value of goodwill written off on acquisitions between December 23 1989 and April 30 2003 was £nil (2002: £nil). Goodwill previously eliminated against reserves has been taken to loss on termination of business operations. The amount of goodwill written off prior to December 23 1989 is not readily available and has been omitted on the grounds that it is not likely to be material.

Note 21 Financial instruments

        An explanation of the Group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the Group in its activities is set out below.

        Merant's principal financial instruments comprise cash and short-term deposits. The main purpose of these financial instruments is to fund the operations of the business. Merant has various other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations. It is, and has been, throughout the period under review, the Group's policy that no trading in financial instruments is undertaken.

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

  Foreign currency risk

        As a result of the significant investment in overseas operations, movements in foreign currency exchange rates can significantly affect the Group's balance sheet. Historically, the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless, fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, may have a significant impact on the Group's operating results. In 2003 and 2002 fluctuations between the U.S. dollar and the pound sterling have been significant, going from $1.4572 per £1 at 30 April 2002 to $1.5982 per £1 at 30 April 2003. However the Group has managed its assets and liabilities in such a way so as to minimize the overall net impact and, hence, net exchange rate gains or losses on operational transactions have not been significant.

        The Group also has transactional exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency.

Interest rate exposures:

        The interest rate risk profile of the Group's financial assets, excluding short-term debtors and creditors, is as follows:

	30 April 2003	30 April 2002
	£'000	£'000
Floating rate financial assets:
U.S. dollars	37,283	64,466
Euro	5,067	4,352
Sterling	1,733	1,299
Japanese yen	363	594
Australian dollars	560	332
Korean won	308	295
Indian rupees	216	244
Other currencies	8	38

	45,538	71,620

        Floating rate financial assets comprise cash balances on current accounts and money market deposits at call. Where these assets are interest bearing, interest rates are set by the respective depositaries.

Currency exposures:

        The Group's objectives in managing currency exposures arising from its net investments overseas are explained above. Net foreign currency monetary assets/liabilities held by the Group's sterling operations are as follows:

	30 April 2003	30 April 2002
	£'000	£'000
U.S. dollar	20,044	19,198
Euro	1,267	926
Japanese yen	—	354
Other currencies	—	20

	21,311	20,498

Fair values:

        The fair values of all the Group's financial assets and liabilities, excluding short-term debtors and creditors, which have been determined on the basis of market value, are not materially different from the book values shown below:

	30 April 2003	30 April 2002
	£'000	£'000
Primary financial instruments:
Cash and bank deposits	45,538	71,620

	45,538	71,620

Note 22 Contingent liability

        In December 1998 and January 1999 seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on 9 June 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of American Depositary Shares of the Company during the period from 27 June 1998 to 12 November 1998, including the former shareholders of Intersolv, Inc. who acquired American Depositary Shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleged various violations of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material non-public information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly-amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On 20 December 2000 the Court issued a ruling granting in part and denying in part the defendant's motion to dismiss. The court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the Company's plans for its Y2K business. On 16 February 2001, the defendants answered the second consolidated amended complaint, denying the remaining allegations and asserting affirmative defences against the claim. On 19 June 2001 the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order").

        On 21 August 2002 the parties entered into a Stipulation of Settlement (the "Settlement Agreement") under which all claims in this litigation were settled. All payments made under the Settlement Agreement to settle this litigation and all associated costs were paid by the Company's insurance carrier. On December 18 2002, the United States District Court for the Northern District of California finally approved the settlement and the case was dismissed.

        The Company and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect Merant's financial position, results of operations, or liquidity.

Note 23 Share Plans

Employee share option plans

        The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to Merant. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in monthly or annual installments commencing one year after the date of grant. Unexercised options lapse as a consequence of the option holder ceasing to be employed by Merant or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

        In September 1998 shareholders approved the 1998 Share Option Plan, which authorised the Company to grant a maximum of 21,552,000 under the 1998, 1996 and 1991 Share Option Plans. This authority will expire on 24 September 2008.

        Options are also outstanding as a result of grants made under Merant's previous share option plans and under share option plans adopted by Merant as a result of corporate acquisitions. Authority to grant new options under these plans has expired, but options granted under those plans continue to be exercisable in accordance with the original grant rules, or the acquisition agreements.

        In addition to options granted by the Company, Merant Trustees Limited ("MTL") is permitted to acquire ordinary shares in the Company and to grant options over them, under the terms of the Merant Employee Benefit Trust 1994 and the Employee Benefit Trust 2003 ("the Trusts"). The Trusts were established to further the Company's policy of encouraging employee share ownership. At 30 April 2003 MTL owned 6,318,087 shares, of which 2,000,000 were reserved for options which had been granted by MTL and remained outstanding as at 30 April 2003. The remaining 4,318,087 shares were available for the grant of further options and for the Employee Share Purchase Plan (see "Employee Share Purchase Plans", below). The shares held by the Trusts are included in investment (see note 13).

        Share option activity under all of the share option plans is summarised below:

	Number of shares	Option price per share
Outstanding, 1 May 2001	22,548,223	£0.34-£7.15
Options granted	12,755,650	£0.65-£1.18
Options exercised	(311,765)	£0.73-£1.06
Options cancelled	(9,930,732)	£0.34-£7.15

Outstanding, 30 April 2002	25,061,376	£0.65-£7.15
Options granted	7,543,850	£0.72-£1.23
Options exercised	(854,581)	£0.65-£1.08
Options cancelled	(10,385,941)	£0.65-£7.15

Outstanding, 30 April 2003	21,364,704	£0.65-£6.28

        Options outstanding at 30 April 2003 were granted under the authorities indicated below:

Authority for grant of options	Number of shares	Option price per share
1996 Share Option Plan	13,250	£2.12-£6.28
1998 Share Option Plan	18,417,264	£0.65-£4.54
INTERSOLV plans	934,190	£1.48-£3.64

	19,364,704	£0.65-£6.28
The 1994 Trust	2,000,000	£0.69-£0.94

Outstanding, 30 April 2003	21,364,704	£0.65-£6.28

        These options are exercisable between 2003 and 2013. The proceeds on exercise of all outstanding options at 30 April 2003 would be £25,693,000 (2002: £35,497,000).

        Not all of the outstanding options are currently exercisable. At 30 April 2003 options for 6,350,000 shares (2002: 9,759,000 shares) were currently exercisable at prices per share of between £0.65 and £6.28; the proceeds from exercise of these options at 30 April 2003 would be £8,862,000 (2002: £19,077,000).

Employee share purchase plans

        All full-time employees are eligible to participate in the Employee Share Purchase Plan (ESPP), which was approved by shareholders at the 1999 annual general meeting. Under the terms of the ESPP, payroll deductions are made during approximate six-month offering periods for the purpose of purchasing ordinary shares at the end of an offering period. Participants may purchase shares at a price equivalent to 85% of the market value at either the beginning or the end of the offering period, whichever is the lower. In the year ended 30 April 2003, employees participating in the ESPP acquired approximately 1,097,000 ordinary shares in the Company. At 30 April 2003, amounts totaling £255,000 had been collected under the plan's seventh offering period, which expired in June 2003.

Note 24 Related party transactions

        "Other debtors and prepaid expenses" (note 14) includes a loan to Mr. Greenfield, a former director of the Company, amounting to U.S. $627,000 (equivalent to £429,000 using year-end exchange rates).

        In August 1999, one of the Company's subsidiary undertakings, Merant Inc., a California corporation, entered into a loan agreement with Mr. Greenfield, who was Chief Executive Officer of the Company at the time. The loan was made in conjunction with a home purchase by Mr. Greenfield and is secured by that property.

        The following table shows the movements on the loan account:

Years ended 30 April	2003	2002
	£'000	£'000
Loan outstanding, beginning of year	429	873
Repaid during the year	(30)	(476)
Interest charged during the year	30	41
Difference arising from currency fluctuations	(37)	(9)

Loan outstanding, end of year	392	429

Of which:
Principal	392	429
Interest	—	—

The loan is denominated in U.S. dollars and accrues interest at a rate of 7.5% per annum, which is comparable to mortgage interest rates in the United States and higher than the rate that Merant generally earned on invested cash. The maximum principal outstanding during 2003 was £429,000 (2002: £880,000). The loan matured on 30 August 2003 and was repaid on that date.

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

Note 25 Reconciliation of U.K. GAAP financial statements to U.S. GAAP financial statements

        The consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in the United Kingdom (U.K. GAAP) which differ in certain material respects from U.S. Generally Accepted Accounting Principles (U.S. GAAP). The following table provides a reconciliation of the loss for the year and shareholders' funds prepared under U.K. GAAP to the equivalent information prepared under U.S. GAAP.

	2003	2002	2001
	£'000	£'000	£'000
Loss for the period, in accordance with U.K. GAAP	(12,498)	(62,026)	(50,914)
Purchase accounting differences(a)	13,371	31,614	29,233
Employee benefit trust costs(b)	250	—	—
Amounts written off investments(b)	—	—	3,254
Loss on termination of operations(a)	—	11,732	—

Net Income / (loss) in accordance with U.S. GAAP	1,123	(18,680)	(18,427)
Continuing operations	529	(28,674)	(4,552)
Discontinued operations	594	9,994	(13,875)

Net Income / (loss)	1,123	(18,680)	(18,427)
Shareholders' funds as reported in the consolidated balance sheet	33,316	59,215
Intangible fixed assets:
Goodwill(a)—Cost	(107,821)	(106,704)
Accumulated amortisation	106,629	92,830
Investment in own shares(b)	(6,993)	(5,858)

Shareholders' equity in accordance with U.S. GAAP	25,131	39,483

        The accompanying Group financial statements included in this report are prepared in accordance with UK GAAP. The significant differences between UK GAAP and US GAAP which affect the Group's net income and shareholders' equity are set out below:

(a)  Purchase accounting adjustments

        Under U.S. GAAP, prior to the adoption of FAS 141 Business Combinations, certain business combinations were accounted for as mergers ("poolings-of-interest") and no goodwill arises on such transactions. The Company's acquisition of Intersolv, Inc. in Fiscal 1999 (year ended April 30 1999) qualified as a pooling-of-interest under U.S. GAAP and accordingly no goodwill was recognized for US GAAP purposes. Under U.K. GAAP, the transaction was accounted for as an acquisition and the excess of the consideration over the fair value of the assets and liabilities acquired was recorded as goodwill. This goodwill was amortised over a 4 year period which ended in September 2002.

        Under US GAAP the computation of value attributable to goodwill on an acquisition differs from the computation under UK GAAP. Amounts contingently payable on an acquisition are omitted from a US GAAP computation until they crystallise, whereas an estimate of their value is included under UK GAAP. The Company's acquisition of Trillium in December 1999 involved estimating amounts contingently payable for UK GAAP purposes as part of the original purchase price allocation whereas the final payments were only settled and added to the cost of goodwill for US GAAP purposes in the year ended 30 April 2002

        In addition as part of the fair value exercise, U.S. GAAP requires an allocation of consideration to identifiable intangible assets, including any resulting from research and development. A valuation is made of the in-process research and development of an acquired business by estimating future cash flows related to products in development. The estimated value of products for which technological feasibility has not been established and no future alternative use exists, is required, under U.S. GAAP, to be written off against income in the first reporting period after the business combination. Acquired research and development is not recognised as a separate asset under U.K. GAAP. When the Company acquired the Enterprise Division of NetObjects, Inc., in February 2001, the value of in-process research and development was identified as £5,011,000. Under U.S. GAAP, that amount was excluded from goodwill and written off against income in fiscal 2001

        The Group fully adopted the provisions of SFAS No. 142 on 1 May 2002. The standard requires that intangible assets with finite lives be amortised over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment annually in lieu of being amortised. Goodwill is no longer amortised on a straight-line basis over its estimated useful life but instead is tested for impairment annually and whenever indicators of impairment arise.

        At the point of adoption the Group had unamortised goodwill of £7.8m and intangible assets with a gross carrying amount of £4.1m less accumulated amortisation of £4.0m, under US GAAP. The definite life intangible assets are being amortised over a period of generally 5 years (amortisation expense for the period £0.1m). In accordance with SFAS No. 142 amortisation of goodwill ceased from 1 May 2002, resulting in an increase in US GAAP net income of £2.1m.

        Prior to the full adoption of SFAS No. 142 Goodwill and other Intangible Assets, on 1 May 2002, under US GAAP all goodwill was capitalised and amortised through charges against income over its estimated life not exceeding 5 years. Provision for impairment under US GAAP was calculated where there were indications of an impairment to the carrying value of capitalised goodwill and intangible assets, based on a projection of future undiscounted cash flows.

        Under U.K. GAAP, goodwill previously written off against reserves is included in the computation of the loss on termination of business operations recorded in the year ended 30 April 2002. Under U.S. GAAP, such goodwill is not included in the loss on termination of business operations as it has previously been fully amortised.

(b)  Investment in own shares

        An employee share trust has been established in order to hedge obligations in respect of options issued under certain employee share option schemes. Under UK GAAP, the Company's Ordinary Shares held by the employee share trust are included at the lower of cost and estimated net realisable value in fixed asset investments. In the year ended 30 April 2001, under UK GAAP the Company wrote down the book value of the shares held in the trust to below cost to reflect the net realizable value, and this cost was charged to the profit and loss account in that year. Under US GAAP, such shares are treated as treasury stock and deducted from shareholders' equity at historic cost and accordingly this write down has been excluded from US GAAP net income.

        The Group issues options to certain executives to buy shares from the employee benefit trust. Under UK GAAP these options are compensatory if the exercise price is less than the net book value of the shares held in trust on the date of grant. Any compensation expense is recognized ratably in the UK GAAP profit and loss account over the vesting period of the options. Under UK GAAP the cost of the employee benefit trust is treated as an operating expense whereas under US GAAP there is no impact on profitability as the options were issued at market price on the date of issue.

Exceptional items

        Certain exceptional items are shown on the face of the profit and loss account statement after operating profit. These items are mainly gains or losses on the sale of businesses and fixed assets, and the costs of fundamental reorganizations. Under U.S. GAAP these items would be classified as operating profit or expenses.

Future accounting standards

        In 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction,", which is effective for the financial year commencing May 1, 2003. SFAS 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt"; SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements"; SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers"; and amends SFAS No. 13, "Accounting for Leases". Merant does not expect SFAS 145 to have a material effect.

        In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after 15 June 2003. Merant has not yet completed an analysis of EITF 00-21 and the related impact on its shareholders' equity or results.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after 31 January 2003 and to existing entities in the first fiscal year ending after 15 December 2003. The initial adoption of this accounting pronouncement is not expected to have a material impact on Merant's consolidated shareholders' equity or results.

        In April, 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. Merant does not expect the adoption of this statement to have a material effect on its shareholders' equity or results.

        On 15 May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Statement 150 is effective for all financial instruments entered into or modified after 31 May 2003. For unmodified financial instruments existing at 31 May 2003, Statement 150 is effective at the beginning of the first interim period beginning after 15 June 2003, except for mandatorily redeemable financial instruments of non-public entities. Merant does not expect the new standard to have an effect on its shareholders' equity or results.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002.

We believe the adoption of SFAS 143 will not have a material impact on our financial position or results of consolidated operations.

Net income (loss) per share

        The following table discloses net income (loss) per share, in pence, computed in accordance with U.S. GAAP:

	2003		2002		2001
Basic net income (loss) per share	1.1	p	(14.9	)p	(13.7	)p
Continuing operations	0.5	p	(22.9	)p	(3.4	)p
Discontinued operations(1)	0.6	p	8.0	p	(10.3	)p
Diluted net income (loss) per share(2)	1.1	p	(14.9	)p	(13.7	)p
Continuing operations	0.5	p	(22.9	)p	(3.4	)p
Discontinued operations(1)	0.6	p	8.0	p	(10.3	)p
Weighted average number of shares in issue, in thousands(2)	100,739		125,263		134,305

(1)
Discontinued operations includes the operations of our Application Creation and Transformation (ACT) Division which was sold in August 2001, our Enterprise Data Connectivity (EDC) Division which was sold in November 2001 and our E-Solutions Divisions which were sold the year ended April 2001.

(2)
Options are anti-dilutive and therefore not included in the computations of diluted net income (loss) per share.

Comprehensive income

        The following table reconciles net income (loss) to comprehensive (loss), computed in accordance with U.S. GAAP:

	2003	2002	2001
	£'000	£'000	£'000
Net income (loss)	1,123	(18,680)	(18,427)
Other comprehensive income:
Unrealized gain on marketable securities, net of tax	—	69	87
Currency translation difference	(3,207)	6,532	(3,868)

Comprehensive (loss)	(2,084)	(12,079)	(22,208)

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

	2003	2002	2001
	£'000	£'000	£'000
Cash flow from operating activities in accordance with U.S.GAAP	(7,885)	(23,164)	22,116
Cash flow on investing activities	(2,275)	55,969	(9,426)
Cash flow from financing activities	(10,880)	(23,379)	(15,369)

Cash and cash equivalents	(21,040)	9,426	(2,679)
Effect of foreign exchange rate changes	(5,042)	2,977	(5,281)

Cash and cash equivalents:	(26,082)	12,403	(7,960)
At start of year	71,620	59,217	67,177
At end of year	45,538	71,620	59,217

        At April 30, 2001, cash and cash equivalents under U.K. GAAP included short-term investments totalling £1,983,000. The company had no short-term investments at April 30, 2003 or April 30, 2002.

Note 26 Companies Act 1985

        These financial statements do not comprise the company's "statutory accounts" within the meaning of Section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended April 30 2003 will be delivered to the Registrar of Companies for England and Wales in due course and statutory accounts for the year ended April 30, 2002 and 2001 have been delivered. The auditors' reports on these accounts were unqualified.

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
2.11(4)	Agreement and Plan of Reorganization among Micro Focus Group plc, Tower Merger Sub, Inc. and INTERSOLV, Inc. dated June 17, 1998.
2.12(5)	Asset Sale and Purchase Agreement by and between NetObjects Inc. and Merant Inc. dated January 8, 2001.
2.13(5)	Purchase Agreement by and between Merant plc and Micro Focus International Limited dated June 11, 2001.
2.14(5)	Amendment No. 1 to Purchase Agreement by and between Merant plc and Micro Focus International Limited dated August 10, 2001.
2.15(5)	Purchase Agreement by and between Merant plc and Data Direct International Limited dated September 10, 2001.
2.16(5)	Agreement for the Sale and Purchase of Land at The Lawn 22-30 Old Bath Road, Newbury, Berkshire.
2.17*+	Merant Employee Benefit Trust 2003
2.18*+	2003 Merant Share Incentive Plan, as amended
23.01*	Consent of Ernst & Young LLP
23.02*	Consent of KPMG Audit Plc

21.01*	Schedule ofprincipal subsidiary undertakings at April 30, 2003
99.01*	Certification of Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act
99.02*	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes Oxley Act

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
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
  ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
PART III
  ITEM 17. FINANCIAL STATEMENTS
MERANT plc FINANCIAL STATEMENTS 2003 INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF MERANT PLC
MERANT plc CONSOLIDATED PROFIT AND LOSS ACCOUNT
MERANT plc CONSOLIDATED BALANCE SHEET
MERANT plc CONSOLIDATED CASH FLOW STATEMENT
MERANT plc NOTES TO CONSOLIDATED CASH FLOW STATEMENT
MERANT plc CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
MERANT plc RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
MERANT plc NOTES TO THE FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
  SIGNATURES